      Filed with the Securities and Exchange Commission on February 3, 2010
                                                     Registration No. 333-162680
                                            Investment Company Act No. 811-07325
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          PRE-EFFECTIVE AMENDMENT NO. 1

                                       and

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                                AMENDMENT NO. 103

              PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                           (Exact Name of Registrant)

                          PRUCO LIFE INSURANCE COMPANY
                               (Name of Depositor)

                              213 WASHINGTON STREET
                          NEWARK, NEW JERSEY 07102-2992
                                 (973) 802-7333
    (Address and telephone number of depositor's principal executive offices)

                                JOSEPH D. EMANUEL
                               CHIEF LEGAL OFFICER

                 PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION
         One Corporate Drive, Shelton, Connecticut 06484 (203) 944-7504
               (Name and Address of Agent for Service of Process)

                                    COPY TO:

                          C. CHRISTOPHER SPRAGUE, ESQ.
                      VICE PRESIDENT AND CORPORATE COUNSEL
         751 Broad Street, Newark, New Jersey 07102-2917 (973) 802-6997

Approximate Date of Proposed Sale to the Public: as soon as possible after the registration statement is declared effective.

Title of Securities Being Registered: Units of interest in Separate Accounts under variable annuity contracts.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

================================================================================

PRUCO LIFE INSURANCE COMPANY
A Prudential Financial Company
751 Broad Street, Newark, NJ 07102-3777


Prudential Premier(R) Advisor(SM) Variable Annuity SERIES ("ADVISOR SERIES")


Flexible Premium Deferred Annuity

PROSPECTUS: February 10, 2010

This prospectus describes a flexible premium deferred annuity offered by Pruco Life Insurance Company ("Pruco Life"), which we refer to in this prospectus as the "Annuity" or the "Advisor Series". The Annuity described in this prospectus is designed for investors who have hired an investment advisor to provide advice about allocating Account Value within the Annuity. The Annuity may be offered as an individual annuity contract or as an interest in a group annuity. The Annuity has different features and benefits that may be appropriate for you based on your financial situation, your age and how you intend to use the Annuity. Financial Professionals may be compensated for the sale of the Annuity. Selling broker-dealer firms through which the Annuity is sold may decline to make available to their customers certain of the optional features and Investment Options offered generally under the Annuity or may impose restrictions (e.g., a lower maximum issue age for certain optional benefits). Please speak to your Financial Professional for further details. Certain of the Investment Options and/or features may not be available in all states. Certain terms are capitalized in this prospectus. Those terms are either defined in the Glossary of Terms or in the context of the particular section.


THE SUB-ACCOUNTS


The Pruco Life Flexible Premium Variable Annuity Account is a Separate Account of Pruco Life, and is the investment vehicle in which your Purchase Payments invested in the Sub-accounts are held. Each Sub-account of the Pruco Life Flexible Premium Variable Annuity Account invests in an underlying mutual fund
- see the following page for a complete list of the Sub-accounts. Currently, portfolios of Advanced Series Trust, Franklin Templeton Variable Insurance Products Trust, and ProFunds VP are being offered.


PLEASE READ THIS PROSPECTUS


This prospectus sets forth information about the Annuity that you ought to know before investing. Please read this prospectus and the current prospectus for the underlying mutual funds. Keep them for future reference. If you are purchasing the Annuity as a replacement for an existing variable annuity or variable life coverage, or a fixed insurance policy, you should consider any surrender or penalty charges you may incur and any benefits you may also be forfeiting when replacing your existing coverage.


AVAILABLE INFORMATION

We have also filed a Statement of Additional Information dated the same date as this prospectus that is available from us, without charge, upon your request. The contents of the Statement of Additional Information are described at the end of this prospectus--see Table of Contents. The Statement of Additional Information is incorporated by reference into this prospectus. This prospectus is part of the registration statement we filed with the SEC regarding this offering. Additional information on us and this offering is available in the registration statement and the exhibits thereto. You may review and obtain copies of these materials at no cost to you by contacting us. These documents, as well as documents incorporated by reference, may also be obtained through the SEC's Internet Website (www.sec.gov) for this registration statement as well as for other registrants that file electronically with the SEC.

This Annuity is NOT a deposit or obligation of, or issued, guaranteed or endorsed by, any bank, is NOT insured or guaranteed by the U.S. government, the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board or any other agency. An investment in an annuity involves investment risks, including possible loss of value, even with respect to amounts allocated to the AST Money Market Sub-account.

THIS SECURITY HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

PRUDENTIAL, PRUDENTIAL FINANCIAL, PRUDENTIAL ANNUITIES AND THE ROCK LOGO ARE SERVICEMARKS OF THE PRUDENTIAL INSURANCE COMPANY OF AMERICA AND ITS AFFILIATES. OTHER PROPRIETARY PRUDENTIAL MARKS MAY BE DESIGNATED AS SUCH THROUGH USE OF THE(SM) OR (R) SYMBOLS.


FOR FURTHER INFORMATION CALL: 1-888-PRU-2888 OR GO TO OUR WEBSITE AT http://www.prudentialannuities.com



Prospectus dated: February 10, 2010 Statement of Additional Information dated:
                                    February 10, 2010


 PLEASE SEE OUR PRIVACY POLICY AND OUR IRA, ROTH IRA AND FINANCIAL DISCLOSURE
           STATEMENTS ATTACHED TO THE BACK COVER OF THIS PROSPECTUS.

                          VARIABLE INVESTMENT OPTIONS


      (Certain Investment Options may not be available with your Annuity)


Advanced Series Trust

AST Academic Strategies Asset Allocation Portfolio
AST Advanced Strategies Portfolio
AST AllianceBernstein Core Value Portfolio
AST AllianceBernstein Growth & Income Portfolio
AST American Century Income & Growth Portfolio
AST Balanced Asset Allocation Portfolio
AST Bond Portfolio 2017
AST Bond Portfolio 2018
AST Bond Portfolio 2019
AST Bond Portfolio 2020
AST Bond Portfolio 2021
AST Capital Growth Asset Allocation Portfolio
AST CLS Growth Asset Allocation Portfolio
AST CLS Moderate Asset Allocation Portfolio
AST Cohen & Steers Realty Portfolio
AST DeAM Large-Cap Value Portfolio
AST Federated Aggressive Growth Portfolio

AST Fidelity Investments(R) Pyramis(R) Asset Allocation Portfolio

AST First Trust Balanced Target Portfolio
AST First Trust Capital Appreciation Target Portfolio
AST Global Real Estate Portfolio
AST Goldman Sachs Concentrated Growth Portfolio
AST Goldman Sachs Mid-Cap Growth Portfolio
AST Goldman Sachs Small-Cap Value Portfolio
AST High Yield Portfolio
AST Horizon Growth Asset Allocation Portfolio
AST Horizon Moderate Asset Allocation Portfolio
AST International Growth Portfolio
AST International Value Portfolio
AST Investment Grade Bond Portfolio
AST Jennison Large-Cap Growth Portfolio
AST Jennison Large-Cap Value Portfolio

AST JP Morgan International Equity Portfolio
AST J.P. Morgan Strategic Opportunities Portfolio

AST Large-Cap Value Portfolio
AST Lord Abbett Bond-Debenture Portfolio
AST Marsico Capital Growth Portfolio
AST MFS Global Equity Portfolio
AST MFS Growth Portfolio
AST Mid-Cap Value Portfolio
AST Money Market Portfolio
AST Neuberger Berman/LSV Mid-Cap Value Portfolio
AST Neuberger Berman Mid-Cap Growth Portfolio

AST Neuberger Berman Small-Cap Growth Portfolio

AST Parametric Emerging Markets Equity Portfolio
AST PIMCO Limited Maturity Bond Portfolio
AST PIMCO Total Return Bond Portfolio
AST Preservation Asset Allocation Portfolio
AST QMA US Equity Portfolio
AST Schroders Multi-Asset World Strategies Portfolio
AST Small-Cap Growth Portfolio
AST Small-Cap Value Portfolio

AST T. Rowe Price Asset Allocation Portfolio
AST T. Rowe Price Global Bond Portfolio
AST T. Rowe Price Large-Cap Growth Portfolio
AST T. Rowe Price Natural Resources Portfolio

AST Western Asset Core Plus Bond Portfolio


Franklin Templeton Variable Insurance Products Trust

Franklin Templeton VIP Founding Funds Allocation Fund


ProFunds VP Portfolios


Consumer Goods
Consumer Services
Financials
Health Care
Industrials
Large-Cap Growth
Large-Cap Value
Mid-Cap Growth
Mid-Cap Value
Real Estate
Small-Cap Growth
Small-Cap Value
Telecommunications
Utilities

                                   CONTENTS


GLOSSARY OF TERMS......................................................  1

SUMMARY OF CONTRACT FEES AND CHARGES...................................  3

EXPENSE EXAMPLES.......................................................  9

SUMMARY................................................................ 11

INVESTMENT OPTIONS..................................................... 14
VARIABLE INVESTMENT OPTIONS                                             14
LIMITATIONS WITH OPTIONAL BENEFITS..................................... 28
MARKET VALUE ADJUSTMENT OPTIONS........................................ 31
RATES FOR MVA OPTIONS.................................................. 32
MARKET VALUE ADJUSTMENT................................................ 32
MVA EXAMPLES...........................................................
LONG TERM MVA OPTIONS.................................................. 33
DCA MVA OPTIONS........................................................ 33
GUARANTEE PERIOD TERMINATION........................................... 33

FEES, CHARGES AND DEDUCTIONS........................................... 34
MVA OPTION CHARGES..................................................... 35
ANNUITY PAYMENT OPTION CHARGES......................................... 35
EXCEPTIONS/REDUCTIONS TO FEES AND CHARGES.............................. 35

PURCHASING YOUR ANNUITY................................................ 35
REQUIREMENTS FOR PURCHASING THE ANNUITY................................ 35
DESIGNATION OF OWNER, ANNUITANT AND BENEFICIARY........................ 36
RIGHT TO CANCEL........................................................ 37
SCHEDULED PAYMENTS DIRECTLY FROM MY BANK ACCOUNT....................... 38
SALARY REDUCTION PROGRAMS.............................................. 38

MANAGING YOUR ANNUITY.................................................. 38
CHANGE OF OWNER, ANNUITANT AND BENEFICIARY DESIGNATIONS................ 38

MANAGING YOUR ACCOUNT VALUE............................................ 39
DOLLAR COST AVERAGING PROGRAMS......................................... 39
6 OR 12 MONTH DOLLAR COST AVERAGING PROGRAM (THE "6 OR 12 MONTH DCA
  PROGRAM")............................................................ 39
AUTOMATIC REBALANCING PROGRAMS......................................... 40
AUTHORIZATION OF A THIRD PARTY INVESTMENT ADVISOR TO MANAGE MY ACCOUNT. 41 FINANCIAL PROFESSIONAL PERMISSION TO FORWARD TRANSACTION INSTRUCTIONS.. 41
RESTRICTIONS ON TRANSFERS BETWEEN INVESTMENT OPTIONS................... 41

ACCESS TO ACCOUNT VALUE................................................ 43
TYPES OF DISTRIBUTIONS AVAILABLE TO YOU................................ 43
TAX IMPLICATIONS FOR DISTRIBUTIONS..................................... 43
SYSTEMATIC WITHDRAWALS FROM MY ANNUITY DURING THE ACCUMULATION PERIOD.. 43 SYSTEMATIC WITHDRAWALS UNDER SECTIONS 72(t)/72(q) OF THE INTERNAL
  REVENUE CODE......................................................... 44
REQUIRED MINIMUM DISTRIBUTIONS......................................... 44

SURRENDERS............................................................. 44
SURRENDER VALUE........................................................ 44

ANNUITY OPTIONS........................................................ 45
CHOOSING THE ANNUITY PAYMENT OPTION.................................... 46

LIVING BENEFITS........................................................ 46
HIGHEST DAILY LIFETIME 6(SM) PLUS INCOME BENEFIT (HD6 PLUS(SM))........ 47

HIGHEST DAILY LIFETIME 6 PLUS WITH LIFETIME INCOME ACCELERATOR(SM)
  (HD6 PLUS-with LIA(SM)).............................................. 57
SPOUSAL HIGHEST DAILY LIFETIME(SM) 6 PLUS INCOME BENEFIT (SHD6
  PLUS(SM))............................................................ 61
GUARANTEED RETURN OPTION(SM) PLUS II (GRO PLUS II)(SM)................. 71
HIGHEST DAILY(SM) GUARANTEED RETURN OPTION(SM) II (HD GRO(SM) II)...... 75

MINIMUM DEATH BENEFITS AND OPTIONAL DEATH BENEFIT RIDERS............... 78
TRIGGERS FOR PAYMENT OF THE DEATH BENEFIT.............................. 78
MINIMUM DEATH BENEFIT.................................................. 78
OPTIONAL DEATH BENEFITS................................................ 79
PAYMENT OF DEATH BENEFITS.............................................. 82

VALUING YOUR INVESTMENT................................................ 83
VALUING THE SUB-ACCOUNTS............................................... 83
PROCESSING AND VALUING TRANSACTIONS.................................... 84

TAX CONSIDERATIONS..................................................... 83

OTHER INFORMATION...................................................... 94
PRUCO LIFE AND THE SEPARATE ACCOUNT.................................... 94
LEGAL STRUCTURE OF THE UNDERLYING FUNDS................................ 96
DISTRIBUTION OF ANNUITIES OFFERED BY PRUCO LIFE........................ 97
FINANCIAL STATEMENTS................................................... 98
INDEMNIFICATION........................................................ 98
LEGAL PROCEEDINGS...................................................... 99
CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION.................... 99
HOW TO CONTACT US...................................................... 99

APPENDIX A - ACCUMULATION UNIT VALUES..................................

APPENDIX B - FORMULA UNDER HIGHEST DAILY LIFETIME 6 PLUS INCOME
  BENEFIT AND SPOUSAL HIGHEST DAILY LIFETIME 6 PLUS INCOME BENEFIT.....

APPENDIX C - FORMULA UNDER HIGHEST DAILY GRO II and GUARANTEED RETURN
  OPTION PLUS II.......................................................

APPENDIX D - SPECIAL CONTRACT PROVISIONS FOR ANNUITIES ISSUED IN
  CERTAIN STATES.......................................................

APPENDIX E - MVA FORMULAS..............................................

                               GLOSSARY OF TERMS

  We set forth here definitions of some of the key terms used throughout this prospectus. In addition to the definitions here, we also define certain terms in the section of the prospectus that uses such terms.

Account Value: The total value of all allocations to the Sub-accounts and/or the MVA Options on any Valuation Day. The Account Value is determined separately for each Sub-account and for each MVA Option, and then totaled to determine the Account Value for your entire Annuity. The Account Value of each MVA Option will be calculated using any applicable MVA.

Accumulation Period: The period of time from the Issue Date through the last Valuation Day immediately preceding the Annuity Date.

Annuitant: The natural person upon whose life annuity payments made to the Owner are based.

Annuitization: Annuitization is the process by which you "annuitize" your Account Value. When you annuitize, we apply the Unadjusted Account Value to one of the available annuity options to begin making periodic payments to the Owner.

Annuity Date: The date on which we apply your Unadjusted Account Value to the applicable annuity option and begin the payout period. As discussed in the Annuity Options section, there is an age by which you must begin receiving annuity payments, which we call the "Latest Annuity Date."

Annuity Year: The first Annuity Year begins on the Issue Date and continues through and includes the day immediately preceding the first anniversary of the Issue Date. Subsequent Annuity Years begin on the anniversary of the Issue Date and continue through and include the day immediately preceding the next anniversary of the Issue Date.

Beneficiary(ies): The natural person(s) or entity(ies) designated as the recipient(s) of the Death Benefit or to whom any remaining period certain payments may be paid in accordance with the annuity payout options section of this Annuity.

Beneficiary Annuity: You may purchase an Annuity if you are a Beneficiary of an account that was owned by a decedent, subject to the requirements discussed in this prospectus. You may transfer the proceeds of the decedent's account into one of the Annuities described in this prospectus and continue receiving the distributions that are required by the tax laws. This transfer option is only available for purchase of an IRA, Roth IRA, or a non-qualified Beneficiary Annuity.

Code: The Internal Revenue Code of 1986, as amended from time to time and the regulations promulgated thereunder.


Dollar Cost Averaging ("DCA") MVA Option: An Investment Option that offers a fixed rate of interest for a specified period. The DCA MVA Option is used only with our 6 or 12 Month Dollar Cost Averaging Program, under which the Purchase Payments that you have allocated to that DCA MVA Option are transferred to the designated Sub-accounts over a 6 month or 12 month period. Withdrawals or transfers from the DCA MVA Option will be subject to a Market Value Adjustment if made other than pursuant to the 6 or 12 month DCA Program.


Due Proof of Death: Due Proof of Death is satisfied when we receive all of the following in Good Order: (a) a death certificate or similar documentation acceptable to us; (b) all representations we require or which are mandated by applicable law or regulation in relation to the death claim and the payment of death proceeds; and (c) any applicable election of the method of payment of the death benefit, if not previously elected by the Owner, by at least one Beneficiary.


Free Look: The right to examine your Annuity, during a limited period of time, to decide if you want to keep it or cancel it. The length of this time period, and the amount of refund, depends on applicable law and thus may vary. In addition, there is a different Free Look period that applies if your Annuity is held within an IRA. In your Annuity contract, your Free Look right is referred to as your "Right to Cancel."


Good Order: Good Order is the standard that we apply when we determine whether an instruction is satisfactory. An instruction will be considered in Good Order if it is received at our Service Office: (a) in a manner that is satisfactory to us such that it is sufficiently complete and clear that we do not need to exercise any discretion to follow such instruction and complies with all relevant laws and regulations; (b) on specific forms, or by other means we then permit (such as via telephone or electronic submission); and/or (c) with any signatures and dates as we may require. We will notify you if an instruction is not in Good Order.

Guarantee Period: The period of time during which we credit a fixed rate of interest to an MVA Option.

Investment Option: A Subaccount or other option available as of any given time to which Account Value may be allocated.

Issue Date: The effective date of your Annuity.

Key Life: Under the Beneficiary Continuation Option, or the Beneficiary Annuity, the person whose life expectancy is used to determine the required distributions.

Market Value Adjustment ("MVA"): A positive or negative adjustment used to determine the Account Value in an MVA Option.

Market Value Adjustment Options ("MVA Options"): Investment Options to which a fixed rate of interest is credited for a specified Guarantee Period and to which an MVA may apply. The MVA Options consist of (a) the DCA MVA Option used with our 6 or 12 Month DCA Program and (b) the "Long-Term MVA Options", under which Guarantee Periods of different yearly lengths are offered.

Maturity Date: With respect to an MVA Option, the last day in a Guarantee
Period.

Owner: With an Annuity issued as an individual annuity contract, the Owner is either an eligible entity or person named as having ownership rights in relation to the Annuity. In certain states, with an Annuity issued as a certificate under a group annuity contract, the "Owner" refers to the person or entity who has the rights and benefits designated to the "participant" in the certificate. Thus, an Owner who is a participant has rights that are comparable to those of the Owner of an individual annuity contract.

Purchase Payment: A cash consideration in currency of the United States of America given to us in exchange for the rights, privileges, and benefits of the Annuity.

Service Office: The place to which all requests and payments regarding the Annuity are to be sent. We may change the address of the Service Office at any time, and will notify you in advance of any such change of address.


Separate Account: Referred to as the "Variable Separate Account" in your Annuity, this is the variable Separate Account(s) shown in the Annuity.

Sub-Account: A division of the Separate Account.


Surrender Value: The Account Value (which includes the effect of any MVA) less any applicable tax charges, any charges assessable as a deduction from the Account Value for any optional benefits provided by rider or endorsement, and any Annual Maintenance Fee.

Unadjusted Account Value: The Unadjusted Account Value is equal to the Account Value prior to the application of any MVA.

Unit: A share of participation in a Sub-account used to calculate your Account Value prior to the Annuity Date.

Valuation Day: Every day the New York Stock Exchange is open for trading or any other day the Securities and Exchange Commission requires mutual funds or unit investment trusts to be valued.

we, us, our: Pruco Life Insurance Company.

you, your: The Owner(s) shown in the Annuity.

                     SUMMARY OF CONTRACT FEES AND CHARGES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Annuity. The first table describes the fees and expenses that you will pay at the time you surrender the Annuity, take a partial withdrawal, or transfer Account Value between the Investment Options. State premium taxes also may be deducted.


                      ANNUITY OWNER TRANSACTION EXPENSES

                                ADVISOR SERIES

Sales Charge: There is no contingent deferred sales charge or other sales load applicable to the Advisor Series.


Transfer Fee: Currently, we deduct a fee of $10 after the 20/th/ transfer each Annuity Year.


Tax Charge: 0% to 3.5%. Currently, we only deduct the tax charge upon Annuitization in certain states. We reserve the right to deduct the charge either at the time the tax is imposed, upon a full surrender of the Annuity, or upon Annuitization.


The following table provides a summary of the periodic fees and charges you will pay while you own your Annuity, excluding the underlying portfolio annual expenses. These fees and charges are described in more detail within this prospectus.


                           PERIODIC FEES AND CHARGES



         FEE/CHARGE                            ADVISOR SERIES
-----------------------------  -----------------------------------------------
 Annual Maintenance Fee/1,3/   Lesser of $50 or 2% of Unadjusted Account Value

   ANNUALIZED FEES/CHARGES                     ADVISOR SERIES
-----------------------------  -----------------------------------------------
  Mortality & Expense Risk
           Charge                                   0.40%
    Administration Charge                           0.15%
 Total Annualized Insurance
         Charge/2,3/                                0.55%

--------
(1)Assessed annually on the Annuity's anniversary date or upon surrender (but not medically-related surrenders). Only applicable if the sum of the Purchase Payments at the time the fee is due is less than $100,000. Fee may differ in certain states.
(2)These charges are assessed as a percentage of the daily net assets of the Sub-accounts. The Insurance Charge is the combination of Mortality & Expense Risk Charge and the Administration Charge.

(3)For Beneficiaries who elect the Beneficiary Continuation Option, the Annual Maintenance Fee is the lesser of $30 or 2% of Unadjusted Account Value and is only applicable if Unadjusted Account Value is less than $25,000 at the time the fee is assessed. For Beneficiaries who elect the Beneficiary Continuation Option, the Mortality and Expense and Administration Charges do not apply. However, a Settlement Service Charge equal to 1.00% is assessed as a percentage of the daily net assets of the Sub-accounts as an annual charge.

The following table sets forth the charge for each optional benefit under the Annuity. These fees would be in addition to the periodic fees and transaction fees set forth in the tables above.


                   YOUR OPTIONAL BENEFIT FEES AND CHARGES/1/



                                      ANNUALIZED OPTIONAL BENEFIT
OPTIONAL BENEFIT                            FEE/CHARGE [1]         TOTAL CHARGE
----------------                      ---------------------------  ------------
   HIGHEST DAILY LIFETIME 6 PLUS
    (assessed against greater of
         Unadjusted Account
           Value and PWV)
         Maximum Charge/2/
                                                 1.50%                0.55%
                                                                     + 1.50%
           Current Charge
                                                 0.85%                0.55%
                                                                     + 0.85%

 HIGHEST DAILY LIFETIME 6 PLUS with
    LIFETIME INCOME ACCELERATOR
    (assessed against greater of
         Unadjusted Account
           Value and PWV)
         Maximum Charge/2/
                                                 2.00%                0.55%
                                                                     + 2.00%
           Current Charge
                                                 1.20%                0.55%
                                                                     + 1.20%

  SPOUSAL HIGHEST DAILY LIFETIME 6
                PLUS
    (assessed against greater of
         Unadjusted Account
           Value and PWV)
         Maximum Charge/2/
                                                 1.50%                0.55%
                                                                     + 1.50%
           Current Charge
                                                 0.95%                0.55%
                                                                     + 0.95%

  GUARANTEED RETURN OPTION PLUS II
           (GRO PLUS II)
             Charge/3/
  (assessed as a percentage of the               0.60%                1.15%
         average daily net
    assets of the Sub-accounts)
  HIGHEST DAILY GUARANTEED RETURN
       OPTION II (HD GRO II)
             Charge/3/
  (assessed as a percentage of the               0.60%                1.15%
  average daily net assets of the
           Sub-accounts)
  HIGHEST ANNIVERSARY VALUE DEATH
          BENEFIT ("HAV")
             Charge/3/
  (assessed as a percentage of the               0.40%                0.95%
  average daily net assets of the
           Sub-accounts)
COMBINATION 5% ROLL-UP AND HAV DEATH
              BENEFIT
             Charge/3/
  (assessed as a percentage of the               0.80%                1.35%
  average daily net assets of the
           Sub-accounts)
Please refer to the section of this Prospectus that describes each optional benefit for a complete description of the benefit, including any restrictions or limitations that may apply.



How Charge is determined

(1)The charge for each of Highest Daily Lifetime 6 Plus, Highest Daily Lifetime 6 Plus with LIA, and Spousal Highest Daily Lifetime 6 Plus is assessed against the greater of Unadjusted Account Value and Protected Withdrawal Value (PWV). The charge for each of GRO Plus II, Highest Daily GRO II, Highest Anniversary Value Death Benefit, and Combination 5% Roll-Up and HAV Death Benefit is assessed as a percentage of the average daily net assets of the Sub-accounts.
(2)We reserve the right to increase the charge to the maximum charge indicated, upon any step-up under the benefit. We also reserve the right to increase the charge to the maximum charge indicated if you elect or re-add the benefit post-issue.
(3)Because there is no higher charge to which we could increase the current charge, the current charge and maximum charge are one and the same. Thus, so long as you retain the benefit, we cannot increase your charge for the benefit.

The following table provides the range (minimum and maximum) of the total annual expenses for the underlying mutual funds ("portfolios") as of December 31, 2008. Each figure is stated as a percentage of the underlying portfolio's average daily net assets.


                   TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES



                                                  MINIMUM MAXIMUM
                                                  ------- -------
               Total Portfolio Operating Expense.  0.62%   2.49%



The following are the total annual expenses for each underlying portfolio as of December 31, 2008, except as noted. The "Total Annual Portfolio Operating Expenses" reflect the combination of the underlying portfolio's investment management fee, other expenses, and any 12b-1 fees. Each figure is stated as a percentage of the underlying portfolio's average daily net assets. There is no guarantee that actual expenses will be the same as those shown in the table. For certain of the underlying portfolios, a portion of the management fee has been waived and/or other expenses have been partially reimbursed. The existence of any such fee waivers and/or reimbursements have been reflected in the footnotes. The following expenses are deducted by the portfolio before it provides Pruco Life with the daily net asset value. The portfolio information was provided by the portfolios and has not been independently verified by us. See the prospectuses and or statements of additional information of the portfolios for further details.

                UNDERLYING MUTUAL FUND PORTFOLIO ANNUAL EXPENSES





                                                                     OTHER                                ACQUIRED     TOTAL
                                                                    EXPENSES                             PORTFOLIO     ANNUAL
                                                  MANAGEMENT   (excluding short   SHORT SALE   (12B-1)     FEES &    PORTFOLIO
                       UNDERLYING PORTFOLIO           FEE        sale expenses)    EXPENSES      FEE      EXPENSES    EXPENSES
-----------------------------------------------   ----------   ----------------   ----------   -------   ---------   ---------
         ADVANCED SERIES TRUST/1,2,3/
AST Academic Strategies Asset Allocation/4/          0.72%           0.07%          0.01%       0.00%      0.74%       1.54%
AST Advanced Strategies                              0.85%           0.22%          0.00%       0.00%      0.02%       1.09%
AST AllianceBernstein Core Value                     0.75%           0.18%          0.00%       0.00%      0.00%       0.93%
AST AllianceBernstein Growth & Income                0.75%           0.13%          0.00%       0.00%      0.00%       0.88%
AST American Century Income & Growth/5/              0.75%           0.18%          0.00%       0.00%      0.00%       0.93%
AST Balanced Asset Allocation                        0.15%           0.02%          0.00%       0.00%      0.93%       1.10%
AST Bond Portfolio 2017/6/                           0.65%           0.31%          0.00%       0.00%      0.00%       0.96%
AST Bond Portfolio 2018/6/                           0.64%           0.35%          0.00%       0.00%      0.00%       0.99%
AST Bond Portfolio 2019/6/                           0.64%           0.47%          0.00%       0.00%      0.00%       1.11%
AST Bond Portfolio 2020/6/                           0.65%           1.02%          0.00%       0.00%      0.00%       1.67%
AST Bond Portfolio 2021/6/                           0.65%           0.31%          0.00%       0.00%      0.00%       0.96%
AST Capital Growth Asset Allocation                  0.15%           0.01%          0.00%       0.00%      0.96%       1.12%
AST CLS Growth Asset Allocation/7/                   0.30%           0.20%          0.00%       0.00%      0.95%       1.45%
AST CLS Moderate Asset Allocation/7/                 0.30%           0.16%          0.00%       0.00%      0.93%       1.39%

AST Cohen & Steers Realty Portfolio/5/               1.00%           0.17%          0.00%       0.00%      0.00%       1.17%
AST DeAM Large-Cap Value                             0.85%           0.15%          0.00%       0.00%      0.00%       1.00%
AST Federated Aggressive Growth                      0.95%           0.21%          0.00%       0.00%      0.00%       1.16%
AST Fidelity Investments(R) Pyramis(R) Asset
   Allocation Portfolio/8/                           0.85%           0.27%          0.15%       0.00%      0.00%       1.27%
                                                                  (estimated)    (estimated)
AST First Trust Balanced Target                      0.85%           0.15%          0.00%       0.00%      0.00%       1.00%
AST First Trust Capital Appreciation Target          0.85%           0.15%          0.00%       0.00%      0.00%       1.00%
AST Global Real Estate                               1.00%           0.27%          0.00%       0.00%      0.00%       1.27%
AST Goldman Sachs Concentrated Growth                0.90%           0.14%          0.00%       0.00%      0.00%       1.04%
AST Goldman Sachs Mid-Cap Growth                     1.00%           0.18%          0.00%       0.00%      0.00%       1.18%
AST Goldman Sachs Small-Cap Value                    0.95%           0.22%          0.00%       0.00%      0.00%       1.17%
AST High Yield/5/                                    0.75%           0.18%          0.00%       0.00%      0.00%       0.93%
AST Horizon Growth Asset Allocation/9/               0.30%           0.35%          0.00%       0.00%      0.93%       1.58%
AST Horizon Moderate Asset Allocation/9/             0.30%           0.28%          0.00%       0.00%      0.87%       1.45%
AST International Growth                             1.00%           0.18%          0.00%       0.00%      0.00%       1.18%
AST International Value                              1.00%           0.18%          0.00%       0.00%      0.00%       1.18%
AST Investment Grade Bond/6/                         0.64%           0.13%          0.00%       0.00%      0.00%       0.77%
AST Jennison Large-Cap Growth                        0.90%           0.20%          0.00%       0.00%      0.00%       1.10%
AST Jennison Large-Cap Value                         0.75%           0.18%          0.00%       0.00%      0.00%       0.93%
AST JPMorgan International Equity/5/                 0.89%           0.20%          0.00%       0.00%      0.00%       1.09%
AST J.P. Morgan Strategic Opportunities
   Portfolio/10/                                     1.00%           0.16%          0.12%       0.00%      0.00%       1.28%
                                                                  (estimated)    (estimated)
AST Large-Cap Value/5/                               0.75%           0.12%          0.00%       0.00%      0.00%       0.87%
AST Lord Abbett Bond-Debenture                       0.80%           0.17%          0.00%       0.00%      0.00%       0.97%
AST Marsico Capital Growth                           0.90%           0.13%          0.00%       0.00%      0.00%       1.03%
AST MFS Global Equity                                1.00%           0.32%          0.00%       0.00%      0.00%       1.32%
AST MFS Growth                                       0.90%           0.15%          0.00%       0.00%      0.00%       1.05%
AST Mid-Cap Value                                    0.95%           0.19%          0.00%       0.00%      0.00%       1.14%
AST Money Market                                     0.50%           0.12%          0.00%       0.00%      0.00%       0.62%
AST Neuberger Berman / LSV Mid-Cap Value             0.90%           0.15%          0.00%       0.00%      0.00%       1.05%
AST Neuberger Berman Mid-Cap Growth/5/               0.90%           0.15%          0.00%       0.00%      0.00%       1.05%
AST Neuberger Berman Small-Cap Growth                0.95%           0.21%          0.00%       0.00%      0.00%       1.16%

AST Parametric Emerging Markets Equity               1.10%           0.53%          0.00%       0.00%      0.00%       1.63%
AST PIMCO Limited Maturity Bond                      0.65%           0.14%          0.01%       0.00%      0.00%       0.80%
AST PIMCO Total Return Bond                          0.65%           0.13%          0.00%       0.00%      0.00%       0.78%
AST Preservation Asset Allocation                    0.15%           0.02%          0.00%       0.00%      0.87%       1.04%
AST QMA US Equity/11/                                1.00%           0.19%          0.38%       0.00%      0.00%       1.57%
AST Schroders Multi-Asset World Strategies           1.10%           0.35%          0.00%       0.00%      0.00%       1.45%
AST Small-Cap Growth                                 0.90%           0.22%          0.00%       0.00%      0.00%       1.12%
AST Small-Cap Value                                  0.90%           0.18%          0.00%       0.00%      0.00%       1.08%
AST T. Rowe Price Asset Allocation                   0.85%           0.15%          0.00%       0.00%      0.00%       1.00%
AST T. Rowe Price Global Bond                        0.80%           0.19%          0.00%       0.00%      0.00%       0.99%
AST T. Rowe Price Large-Cap Growth                   0.88%           0.13%          0.00%       0.00%      0.00%       1.01%

AST T. Rowe Price Natural Resources Portfolio                             0.90%      0.14%    0.00%     0.00%      0.00%      1.04%
AST Western Asset Core Plus Bond                                          0.70%      0.14%    0.00%     0.00%      0.00%      0.84%
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST/12/
Franklin Templeton VIP Founding Funds Allocation Funds (class 4)          0.00%      0.10%     N/A      0.35%      0.65%      1.10%
ProFunds VP/13/
Consumer Goods                                                            0.75%      0.92%     N/A      0.25%      0.00%      1.92%
Consumer Services                                                         0.75%      1.49%     N/A      0.25%      0.00%      2.49%
Financials                                                                0.75%      0.83%     N/A      0.25%      0.00%      1.83%
Health Care Health Care                                                   0.75%      0.74%     N/A      0.25%      0.00%      1.74%
Industrials                                                               0.75%      0.87%     N/A      0.25%      0.00%      1.87%
Large-Cap Growth                                                          0.75%      0.75%     N/A      0.25%      0.00%      1.75%
Large-Cap Value                                                           0.75%      0.80%     N/A      0.25%      0.00%      1.80%
Mid-Cap Growth                                                            0.75%      0.77%     N/A      0.25%      0.00%      1.77%
Mid-Cap Value                                                             0.75%      0.77%     N/A      0.25%      0.00%      1.77%
Real Estate                                                               0.75%      0.77%     N/A      0.25%      0.00%      1.77%
Small-Cap Growth                                                          0.75%      0.82%     N/A      0.25%      0.00%      1.82%
Small-Cap Value Small-Cap Value                                           0.75%      0.91%     N/A      0.25%      0.00%      1.91%
Telecommunications                                                        0.75%      0.77%     N/A      0.25%      0.00%      1.77%
Utilities                                                                 0.75%      0.73%     N/A      0.25%      0.00%      1.73%


Footnotes appear on next page.

1 ADVANCED SERIES TRUST: Shares of the Portfolios are generally purchased through variable insurance products. The Advanced Series Trust (the "Trust") has entered into arrangements with the issuers of the variable insurance products offering the Portfolios under which the Trust compensates the issuers 0.10% for providing ongoing services to portfolio shareholders in lieu of the Trust providing such services directly to shareholders. Amounts paid under these arrangements are included in "Other Expenses." Subject to the expense limitations set forth below, for each portfolio of the Trust (except as noted below), Prudential Investments LLC and AST Investment Services, Inc. have agreed to voluntarily waive a portion of the 0.10% administrative services fee, based on the average daily net assets of each portfolio of the Trust, as set forth in the table below.

      AVERAGE DAILY NET ASSET OF PORTFOLIO          RATE FEE INCLUDING WAIVER
-------------------------------------------------   -------------------------
Up to and including $500 million                        0.10% (no waiver)
Over 500 million up to and including $750 million             0.09%
Over $750 million up to and including $1 billion              0.08%
Over $1 billion                                               0.07%

     The administrative services fee is not waived in the case of the Dynamic Asset Allocation Portfolios and the Tactical Asset Allocation Portfolios. The Dynamic Asset Allocation Portfolios are AST Balanced Asset Allocation, AST Capital Growth Asset Allocation, and AST Preservation Asset Allocation. The Tactical Asset Allocation Portfolios are AST CLS Growth Asset Allocation, AST CLS Moderate Asset Allocation, AST Horizon Growth Asset Allocation, and AST Horizon Moderate Asset Allocation. .

     The Dynamic Asset Allocation Portfolios and the Tactical Asset Allocation Portfolios are "fund of funds" which means each of these portfolios invests primarily or exclusively in one or more mutual funds, referred to here as "Underlying Portfolios". A portfolio will not be directly subject to the administrative services fee to the extent it invests in Underlying Portfolios. Because the Dynamic Asset Allocation Portfolios generally invest all of their assets in Underlying Portfolios, the Dynamic Asset Allocation Portfolios generally will not be directly subject to the administrative services fee. Because the Tactical Asset Allocation Portfolios generally invest at least 90% of their assets in Underlying Portfolios, only 10% of their assets generally will be directly subject to the administrative services fee. Because the AST Academic Strategies Asset Allocation Portfolio generally invests approximately 65% of its assets in Underlying Portfolios, only 35% of its assets generally will be directly subject to the administrative services fee. The AST Academic Strategies Portfolio is not directly subject to the administrative services fee to the extent it invests in any other Trust portfolio. In determining the administrative services fee, only assets of a Tactical Asset Allocation Portfolio and the AST Academic Strategies Asset Allocation Portfolio that are not invested in Underlying Portfolios will be counted as average daily net assets of the relevant portfolio for purposes of the above-referenced breakpoints. This will result in a portfolio paying higher administrative services fees than if all of the assets of the portfolio were counted for purposes of computing the relevant administrative services fee breakpoints. The underlying portfolios in which the Dynamic Asset Allocation Portfolios. Tactical Asset Allocation Portfolios, and AST Academic Strategies Asset Allocation Portfolio invest, however, will be subject to the administrative services fee.

2 Some of the portfolios invest in other investment companies (the "Acquired Portfolios"). For example, each Dynamic and Tactical Asset Allocation Portfolio invests in shares of other portfolios of the Trust. Investors in a portfolio indirectly bear the fees and expenses of the Acquired Portfolios. The expenses shown under "Acquired Portfolio Fees and Expenses" represent a weighted average of the expense ratios of the Acquired Portfolios in which each portfolio invested during the year ended December 31, 2008. The Dynamic Asset Allocation Portfolios do not pay any transaction fees when purchasing or redeeming shares of the Acquired Portfolios. When a portfolio's "Acquired Portfolio Fees and Expenses" are less that 0.01%, such expenses are included in the column titled "Other Expenses." This may cause the Total Annual Portfolio Operating Expenses to differ from those set forth in the Financial Highlights tables of such portfolios in the prospectus for the Trust.

3 The management fee rate shown in the "management fees" column is based on the indicated portfolio's average daily net assets as of the fiscal year ended December 31, 2008, except that the fee rate shown does not reflect the impact of any contractual or voluntary management fee waivers that may be applicable and which would result in a reduction in the fee rate paid by the portfolio. The management fee rate for certain portfolios may include "breakpoints" which are reduced fee rates that are applicable at specified levels of portfolio assets; the effective fee rates shown in the table reflect and incorporate any fee "breakpoints" which may be applicable.


SHORT SALE EXPENSES. SEC Staff positions dictate that we separately identify the amount of short sale expenses of each Portfolio that engages in short sales to a significant degree. In the column above, we separately identify the short sale expenses of each AST Portfolio that (a) engages in short sales as a non-fundamental investment practice and/or (b) separately identifies short sale expenses in its financial statements. Short sale expenses are a component of "Other Expenses." "Other Expenses", exclusive of short sale expenses, consist of expenses for accounting and valuation services, custodian fees, audit and legal fees, transfer agency fees, non-interested Trustee fees, and fees for certain other miscellaneous items. Accordingly, for both the AST Portfolios we identify in this footnote and the other AST Portfolios, "Other Expenses" includes short sale expenses (if any). The short sale expenses of AST Portfolios that may engage in short sales to a significant degree (as of December 31, 2008) are as indicated above. For portfolios other than AST, short sale expenses (if any) are not separately identified.

4 ACADEMIC STRATEGIES ASSET ALLOCATION PORTFOLIO: The only investment management fee to be paid directly to the Investment Managers by the Academic Strategies Asset Allocation Portfolio will be the portfolio's annualized contractual investment management fee of 0.72% of its average daily net assets. Since the Academic Strategies Asset Allocation Portfolio is expected to invest approximately 65% of its assets in portfolios of the Trust (referred to here as "Underlying Trust Funds") under normal circumstances, the Academic Strategies Asset Allocation Portfolio will also indirectly pay investment management fees on its investments in the Underlying Trust Funds. To the extent that the other Asset Allocation Portfolios invest their assets in Underlying Trust Funds, such Asset Allocation Portfolios will also indirectly pay investment management fees on its investments in the Underlying Trust Funds.

     The Academic Strategies Asset Allocation Portfolio will not be directly subject to the administrative services fee to the extent it invests in Underlying Trust Funds. The Underlying Trust Funds in which the Academic Strategies Asset Allocation Portfolio invests, however, will be subject to the administrative services fee.

     The Academic Strategies Asset Allocation Portfolio indirectly incurs a pro rata portion of the fees and expenses of the Acquired Portfolios in which it invests. From January 1, 2008 to July 20, 2008, the Academic Strategies Asset Allocation Portfolio was known as the AST Balanced Asset Allocation Portfolio (the Balanced Portfolio). The Balanced Portfolio invested all of its assets in Acquired Portfolios. The actual annualized "Acquired Portfolio Fees and Expenses" for the Balanced Portfolio were 0.88% for the period January 1, 2008 to July 20, 2008. As set forth above, under normal conditions, the Academic Strategies Asset Allocation Portfolio invests approximately 65% of its assets in Acquired Portfolios. The actual annualized "Acquired Portfolio Fees and Expenses" for the Academic Strategies Asset Allocation Portfolio were 0.735% for the period July 21, 2008 to December 31, 2008. The Investment Managers have voluntarily agreed to reimburse expenses and/or waive fees so that the Academic Strategies Asset Allocation Portfolio's "Acquired Portfolio Fees and Expenses" on an annualized basis do not exceed 0.685% of the Academic Strategies Asset Allocation Portfolio's average daily net assets based on the daily calculation described below. This arrangement will be monitored and applied daily based upon the Academic Strategies Asset Allocation Portfolio's then current holdings of Acquired Portfolios and the expense ratios of the relevant Acquired Portfolios as of their most recent fiscal year end. Because the expense ratios of the relevant Acquired Portfolios will change over time and may be higher than the expense ratios as of their most recent fiscal year end, it is possible that the Academic Strategies Asset Allocation Portfolio's actual "Acquired Portfolio Fees and Expenses" may be higher than 0.685% of the portfolio's average daily net assets on an annualized basis. These arrangements relating to the portfolio's "Acquired Portfolio Fees and Expenses" are voluntary and are subject to termination or modification at any time without prior notice.

     The Investment Managers have contractually agreed to reimburse expenses and/or waive fees so that the Academic Strategies Asset Allocation Portfolio's investment management fees plus "Other Expenses" (exclusive in all cases of taxes, interest, brokerage commissions, distribution fees, dividend and interest expense, if any, related to short sales, and extraordinary expenses) do not exceed 0.80% of the portfolio's average daily net assets during the Academic Strategies Asset Allocation Portfolio's first year of operations (i.e., July 21, 2008 through July 20,
     2009). The guarantee of this arrangement has been extended through July 1, 2010.

5 Effective as of July 1, 2008, Prudential Investments LLC and AST Investment Services, Inc. have voluntarily agreed to waive a portion of their management fee and/or limit expenses (expressed as a percentage of average daily net assets) for certain portfolios of the Trust, as set forth in the table below. These arrangements may be discontinued or otherwise modified at any time.

                PORTFOLIO              FEE WAIVER AND/OR EXPENSE LIMITATION
------------------------------------   ------------------------------------
AST Large-Cap Value                                    0.84%
AST Cohen & Steers Realty                              0.97%
AST American Century Income & Growth                   0.87%
AST High Yield                                         0.88%
AST Money Market                                       0.56%
AST JP Morgan International Equity                     1.01%
AST Neuberger Berman Mid-Cap Growth                    1.25%

6 The investment management fee rate for the AST Bond Portfolio 2017, the AST Bond Portfolio 2021, the AST Bond Portfolio 2018, the AST Bond Portfolio 2019, the AST Bond Portfolio 2020, and the AST Investment Grade Bond Portfolio (each, a "Bond Portfolio" and collectively, the "Bond Portfolios") is subject to certain contractual asset-based breakpoints. In the event the combined average daily net assets of the Bond Portfolios do not exceed $500 million, each Bond Portfolio's investment management fee rate will equal 0.65% of its average daily net assets. In the event the combined average daily net assets of the Bond Portfolios exceed $500 million, the portion of a Bond Portfolio's assets to which the investment management fee rate of 0.65% applies and the portion of a Bond Portfolio's assets to which the investment management fee rate of 0.64% applies will be determined on a pro rata basis. Such fee would be computed as follows.

           [0.65% x ($500 million x Individual Bond Portfolio Assets /
                       Combined Bond Portfolio Assets)] +
           [0.64% x (Combined Bond Portfolio Assets - $500 million) x
       Individual Bond Portfolio Assets / Combined Bond Portfolio Assets]

     For the AST Bond Portfolio 2017 and the AST Bond Portfolio 2021, estimates of Other Expenses are based on an assumed average daily net asset level of $50 million for those Portfolios during the fiscal year ending December 31,2010. As used in connection with each Bond Portfolio, "other expenses" includes expenses for accounting and valuation services, custodian fees, audit and legal fees, transfer agency fees, fees paid to non-interested Trustees, and certain other miscellaneous items. Each Bond Portfolio also will pay participating insurance companies an administrative services fee of 0.10% of its average daily net assets on an annualized basis, subject to certain voluntary asset-based breakpoints. Such administrative fee will compensate participating insurance companies for providing certain services to beneficial shareholders in lieu of the Trust, including the printing and mailing of fund prospectuses and shareholder reports.

     For the AST Bond Portfolio 2017 and the AST Bond Portfolio 2021, estimates of Total Annual Portfolio Expenses are based on an assumed average daily net asset level of $50 million for those Portfolios during the fiscal year ending December 31, 2010.

     The Investment Managers have contractually agreed to waive a portion of their investment management fees and/or reimburse certain expenses for each Bond Portfolio so that each Bond Portfolio's investment management fees plus other expenses (exclusive in all cases of taxes, interest, brokerage commissions, distribution fees, acquired fund fees and expenses, and extraordinary expenses) do not exceed 1.00% of each Bond Portfolio's average daily net assets for the fiscal year ending December 31, 2010. This arrangement is guaranteed through July 1, 2010.

7 Prudential Investments LLC and AST Investment Services, Inc. have voluntarily agreed to waive a portion of their investment management fees and/or reimburse certain expenses for each of the AST CLS GROWTH ASSET ALLOCATION PORTFOLIO and the AST CLS MODERATE ASSET ALLOCATION PORTFOLIO so that each Asset Allocation Portfolio's investment management fees plus other expenses (exclusive in all cases of taxes, interest, brokerage commissions, distribution fees, dividend and interest expense, if any, related to short sales, extraordinary expenses, and Underlying Portfolio fees and expenses) do not exceed 0.40% of such Asset Allocation Portfolio's average daily net assets to $100 million; 0.35% of such Asset Allocation Portfolio's average daily net assets from $100 million to $200 million; and 0.30% of such Asset Allocation Portfolio's average daily net assets over $200 million. This arrangement is guaranteed through July 1, 2010.

8 The fees and expenses shown in the table above are estimates. Future expense ratios may be higher or lower than those shown in the table above. The portfolio is expected to engage in short sale activity to implement its large cap core 130/30 strategy. In general, taking a short position involves borrowing a security (usually from a broker), and selling the security in the open market, while receiving cash as the proceeds from the sale. The portfolio generally receives interest (a credit to the portfolio) on the cash proceeds from its short sales that are held as collateral at the broker. However, the portfolio must, while a short position is open with respect to a stock, pay out dividends on the shorted stock to the broker. This will represent an expense to the portfolio. Even though these short sale dividend expenses are typically offset, in whole or in part, by the credits received from earnings on the short sale proceeds, SEC accounting rules will require the portfolio to include the full amount of those short sale dividend expenses in its total expense ratio for purposes of the above fee table without any offset for those interest earnings. AST has entered into arrangements with the issuers of the variable insurance products offering the Portfolios under which the Trust compensates the issuers 0.10% for providing ongoing services to portfolio shareholders in lieu of the Trust providing such services directly to shareholders.
     Amounts paid under these arrangement are included in "Other Expenses."

9 The Investment Managers also have voluntarily agreed to waive a portion of their investment management fees and/or reimburse certain expenses for each of the AST HORIZON GROWTH ASSET ALLOCATION PORTFOLIO, and the AST HORIZON MODERATE ASSET ALLOCATION PORTFOLIO so that each Asset Allocation Portfolio's investment management fees plus other expenses (exclusive in all cases of taxes, interest, brokerage commissions, distribution fees, dividend and interest expense, if any, related to short sales, extraordinary expenses, and Underlying Portfolio fees and expenses) do not exceed 0.40% of such Asset Allocation Portfolio's average daily net assets to $250 million; 0.35% of such Asset Allocation Portfolio's average daily net assets from $250 million to $750 million; and 0.30% of such Asset Allocation Portfolio's average daily net assets over $750 million. All of these arrangements are voluntary and may be discontinued or otherwise modified by the Investment Managers at any time without prior notice.

10 The fees and expenses shown in the table above are estimates. Future expense ratios may be higher or lower than those shown in the table above. The portfolio is expected to engage in short sale activity to implement its market neutral and absolute return strategies. In general, taking a short position involves borrowing a security (usually from a broker), and selling the security in the open market, while receiving cash as the proceeds from the sale. The portfolio generally receives interest (a credit to the portfolio) on the cash proceeds from its short sales that are held as collateral at the broker. However, the portfolio must, while a short position is open with respect to a stock, pay out dividends on the shorted stock to the broker. This will represent an expense to the portfolio. Even though these short sale dividend expenses are typically offset, in whole or in part, by the credits received from earnings on the short sale proceeds, SEC accounting rules will require the portfolio to include the full amount of those short sale dividend expenses in its total expense ratio for purposes of the above fee table without any offset for those interest earnings. AST has entered into arrangements with the issuers of the variable insurance products offering the Portfolios under which the Trust compensates the issuers 0.10% for providing ongoing services to portfolio shareholders in lieu of the Trust providing such services directly to shareholders. Amounts paid under these arrangements are included in "Other Expenses."


11 With respect to the AST QMA US EQUITY ALPHA PORTFOLIO, "Other Expenses" includes dividend expenses on short sales and interest expenses on short sales.

12 Operating expenses are annualized. 12b-1 fees include distribution and service fees. Other Expenses include administration fees. The fund's administrator has contractually agreed to waive or limit its fee and to assume as its own expense certain expenses of the Fund so that common annual Fund operating expenses (i.e., a combination of fund administration fees and other expenses, but excluding Rule 12b-1 fees and acquired fund fees and expenses) do not exceed 0.10% (other than certain non-routine expenses and costs, including those related to litigation, indemnification, reorganizations, and liquidations) until April 30, 2010. Without including the effect of this waiver/limitation, Total Annual Portfolio Expenses would be 1.13%. The Fund does not pay management fees but will indirectly bear its proportionate share of any management fees and other expenses paid by the underlying funds (or "acquired funds") in which it invests. Acquired funds' estimated fees and expenses are based on acquired funds' expenses for the fiscal year ended December 31, 2008. Fund shares are held by a limited number of insurers, and, when applicable, by Funds of Funds. Substantial withdrawals by one or more insurers or Funds of Funds could reduce Fund assets, causing total Fund expenses to become higher.

13 Other Expenses and Total Annual Portfolio Operating Expenses, which are as of December 31, 2008, have been restated to reflect subsequent changes in the contractual amounts of fees paid for management services. ProFund Advisors LLC has contractually agreed to waive Investment Advisory and Management Services Fees and to reimburse other expenses to the extent Total Annual Portfolio Operating Expenses, as a percentage of average daily net assets, exceed 1.68% through April 30, 2010. After such date, any of the expense limitations may be terminated or revised. Amounts waived or reimbursed in a particular fiscal year may be repaid to ProFund Advisors LLC within three years of the waiver or reimbursement to the extent that recoupment will not cause the Portfolio's expenses to exceed any expense limitation in place at that time. A waiver or reimbursement lowers the expense ratio and increases overall returns to investors. Reflects fee waivers, reimbursement of expenses, and expense reductions, if any.

                               EXPENSE EXAMPLES

These examples are intended to help you compare the cost of investing in the Annuity with the cost of investing in other Pruco Life Annuities and/or other variable annuities. Below are examples for the Annuity showing what you would pay in expenses at the end of the stated time periods had you invested $10,000 in the Annuity and your investment has a 5% return each year. The examples reflect the following fees and charges for the Annuity as described in "Summary of Contract Fees and Charges."

    .  Insurance Charge

    .  Annual Maintenance Fee

    .  Optional benefit fees, as described below

The examples also assume the following for the period shown:

    . You allocate all of your Account Value to the Sub-account with the maximum gross total operating expenses for 2008, and those expenses remain the same each year*

    . For each charge, we deduct the maximum charge rather than the current charge

    .  You make no transfers, or other transactions for which we charge a fee

    .  No tax charge applies

    . You elect the Spousal Highest Daily Lifetime 6 Plus Income Benefit and the Combination 5% Roll-Up and HAV Death Benefit (which is the maximum combination of optional benefit charges)

Amounts shown in the examples are rounded to the nearest dollar.

   *Note: Not all Portfolios offered as Sub-accounts may be available depending on optional benefit selection, the applicable jurisdiction and selling firm.

THE EXAMPLES ARE ILLUSTRATIVE ONLY. THEY SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OF THE UNDERLYING PORTFOLIOS. ACTUAL EXPENSES WILL BE LESS THAN THOSE SHOWN DEPENDING UPON WHICH OPTIONAL BENEFIT YOU ELECT OTHER THAN INDICATED IN THE EXAMPLES OR IF YOU ALLOCATE ACCOUNT VALUE TO ANY OTHER AVAILABLE SUB-ACCOUNTS.

Expense Examples are provided as follows:

If you surrender your Annuity, do not surrender, or annuitize at the end of the applicable time period:



                                 1 yr 3 yrs 5 yrs 10 yrs
                                 ---- ----- ----- ------
                        Advisor  $527 $1602 $2702 $5573
                        Series

                                    SUMMARY


Prudential Premier Advisor Variable Annuity SERIES ("ADVISOR SERIES")

This Summary describes key features of the Annuity offered in this prospectus. It is intended to give you an overview, and to point you to sections of the prospectus that provide greater detail. You should not rely on the Summary alone for all the information you need to know before purchasing the Annuity. You should read the entire prospectus for a complete description of the Annuity. Your Financial Professional can also help you if you have questions.

The Annuity: The variable annuity contract issued by Pruco Life is a contract between you, the Owner, and Pruco Life, an insurance company. It is designed for retirement purposes, or other long-term investing, to help you save money for retirement, on a tax deferred basis, and provide income during your retirement.

The Annuity offers various investment portfolios. With the help of your Financial Professional, you choose how to invest your money within your Annuity. Investing in a variable annuity involves risk and you can lose your money. On the other hand, investing in a variable annuity can provide you with the opportunity to grow your money through participation in "underlying" mutual funds.

GENERALLY SPEAKING, VARIABLE ANNUITIES ARE INVESTMENTS DESIGNED TO BE HELD FOR THE LONG TERM. WORKING WITH YOUR FINANCIAL PROFESSIONAL, YOU SHOULD CAREFULLY CONSIDER WHETHER A VARIABLE ANNUITY IS APPROPRIATE FOR YOU, GIVEN YOUR LIFE EXPECTANCY, NEED FOR INCOME, AND OTHER PERTINENT FACTORS.


Purchase: Your eligibility to purchase is based on your age and the amount of your initial Purchase Payment. See your Financial Professional to complete an application. The maximum age for purchasing the Annuity is 85 and the minimum initial Purchase Payment is $10,000.

The "Maximum Age for Initial Purchase" applies to the oldest Owner as of the day we would issue the Annuity. If the Annuity is to be owned by an entity, the maximum age applies to the Annuitant as of the day we would issue the Annuity. For Annuities purchased as a Beneficiary Annuity, the maximum issue age is 70 and applies to the Key Life.

After you purchase your Annuity, you will have a limited period of time during which you may cancel (or "Free Look") the purchase of your Annuity. Your request for a Free Look must be received in Good Order.

Please see "Purchasing the Annuity" for more detail.



Investment Options: You may choose from a variety of variable Investment Options ranging from conservative to aggressive. Certain optional benefits may limit your ability to invest in the variable Investment Options otherwise available to you under the Annuity. Each of the underlying mutual funds is described in its own prospectus, which you should read before investing. There is no assurance that any variable Investment Option will meet its investment objective.


You may also allocate money to an MVA Option that earns interest for a specific time period. In general, if you withdraw your money from this option more than 30 days prior to the end of the "Guarantee Period", you will be subject to a "Market Value Adjustment", which can either increase or decrease your Account Value. We also offer a 6 or 12 Month DCA Program under which your money is transferred monthly from a DCA MVA Option to the other Investment Options you have designated. Premature withdrawals from the DCA MVA Option may also be subject to a Market Value Adjustment.


We also offer other programs to help discipline your investing, such as dollar cost averaging or automatic rebalancing.

Please see "Investment Options," and "Managing Your Account Value" for information.

Access to Your Money: You can receive income by taking withdrawals or electing annuity payments. Please note that withdrawals may be subject to tax.


You may elect to receive income through annuity payments over your lifetime, also called "Annuitization". If you elect to receive annuity payments, you convert your Account Value into a stream of future payments. This means in most cases you no longer have an Account Value and therefore cannot make withdrawals. We offer different types of annuity options to meet your needs.


Please see "Access to Account Value" and "Annuity Options" for more information.

Optional Living Benefits

Guaranteed Lifetime Withdrawal Benefits. We offer optional living benefits, for an additional charge, that guarantee your ability to take withdrawals for life as a percentage of "protected withdrawal value", even if your Account Value falls to zero. If you withdraw more than the allowable amount during any year (referred to "Excess Income"), your future level of guaranteed withdrawals decreases.

These benefits are:

Highest Daily Lifetime(sm) 6 Plus
Highest Daily Lifetime(sm) 6 Plus with Lifetime Income Accelerator Spousal Highest Daily Lifetime(sm) 6 Plus

As part of these benefits you may invest only certain permitted Investment Options. These benefits utilize a predetermined mathematical formula to help manage your guarantee through all market cycles. Please see the applicable optional benefits section as well as the Appendices to this prospectus for more information on the formula.

Guaranteed Minimum Accumulation Benefits. We offer two optional benefits, for an additional charge, that guarantee your Account Value to a certain level after a stated period of years. As part of these benefits you may invest only certain permitted Investment Options. These benefits utilize a predetermined mathematical formula to help manage your guarantee through all market cycles. Please see the applicable optional benefits section as well as the Appendices to this prospectus for more information on the formula.

These benefits are:

Guaranteed Return Option Plus(sm) II
Highest Daily Guaranteed Return Option(sm) II

Please see "Living Benefits" for more information.


Death Benefits: You may name a Beneficiary to receive the proceeds of your Annuity upon your death. Your death benefit must be distributed within the time period required by the tax laws. The Annuity offers a basic death benefit. We also offer the following optional death benefits, for an additional charge:


Combination 5% Roll-up and Highest Anniversary Value Death Benefit Highest Anniversary Value Death Benefit

Each optional death benefit has certain age and investment restrictions. Please see "Death Benefits" for more information.

Fees and Charges: The Annuity, and the optional living benefits and optional death benefits, are subject to certain fees and charges, as discussed in the "Summary of Contract Fees and Charges" table in the prospectus. In addition, there are fees and expenses of the underlying Portfolios.

What does it mean that my Annuity is "tax-deferred"? Variable annuities are "tax deferred", meaning you pay no taxes on any earnings from your Annuity until you withdraw the money. You may also transfer among your Investment Options without paying a tax at the time of the transfer. When you take your money out of the Annuity, however, you will be taxed on the earnings at ordinary income tax rates. If you withdraw money before you reach age 59 1/2, you also may be subject to a 10% federal tax penalty.

You may also purchase the Annuity as a tax-qualified retirement investment such as an IRA, SEP-IRA, Roth IRA, 401(a) plan, or non-ERISA 403(b) plan. Although there is no additional tax advantage to a variable annuity purchased through one of these plans, the Annuity has features and benefits other than tax deferral that make it an important investment for a qualified plan. You should consult your tax advisor regarding these features and benefits prior to purchasing a contract for use with a tax-qualified plan.


Market Timing: We have market timing policies and procedures that attempt to detect transfer activity that may adversely affect other Owners or portfolio shareholders in situations where there is potential for pricing inefficiencies or that involve certain other types of disruptive trading activity (i.e., market timing). Our market timing policies and procedures are discussed in more detail in the section entitled "Restrictions on Transfers Between Investment Options."

Other Information: Please see the section entitled "General Information" for more information about the Annuity, including legal information about Pruco Life, the Separate Account, and underlying funds.

                              INVESTMENT OPTIONS

The Investment Options under the Annuity consist of the Sub-accounts and the MVA Options. Each Sub-account invests in an underlying portfolio whose share price generally fluctuates each Valuation Day. The portfolios that you select, among those that are available, are your choice -- we do not provide investment advice, nor do we recommend any particular portfolio. You bear the investment risk for amounts allocated to the portfolios.


In contrast to the Sub-accounts, Account Value allocated to an MVA Option earns a fixed rate of interest during the Guarantee Period. We guarantee both the stated amount of interest and the principal amount of your Account Value in an MVA Option, so long as you remain invested in the MVA Option for the duration of the Guarantee Period. In general, if you withdraw Account Value prior to the end of the MVA Option's Guarantee Period, you will be subject to a Market Value Adjustment or "MVA", which can be positive or negative.


As a condition of participating in the optional benefits, you may be prohibited from investing in certain Sub-accounts or MVA Options. We describe those restrictions below. In addition, the optional living benefits (e.g., Highest Daily Lifetime 6 Plus) employ a pre-determined mathematical formula, under which money is transferred between your chosen Sub-accounts and a bond portfolio (e.g., the AST Investment Grade Bond Portfolio). You should be aware that the operation of the formula could impact the expenses and performance of the portfolios. Specifically, because transfers to and from the portfolios can be frequent and the amount transferred can vary, the portfolios could experience the following effects, among others: (a) they may be compelled to hold a larger portion of assets in highly liquid securities than they otherwise would, which could diminish performance if the highly liquid securities underperform other securities (e.g., equities) that otherwise would have been held (b) they may experience higher portfolio turnover, which generally will increase the portfolios' expenses and (c) if they are compelled by the formula to sell securities that are thinly-traded, such sales could have a significant impact on the price of such securities. Please consult the prospectus for the applicable portfolio for additional information about these effects.


In this section, we describe the portfolios. We then discuss the investment restrictions that apply if you elect certain optional benefits. Finally, we discuss the MVA Options.


VARIABLE INVESTMENT OPTIONS

Each variable Investment Option is a Sub-account of the Pruco Life Flexible Premium Variable Annuity Account (see "Pruco Life and the Separate Account" for more detailed information). Each Sub-account invests exclusively in one portfolio. You should carefully read the prospectus for any portfolio in which you are interested. The Investment Objectives/Policies Chart below classifies each of the portfolios based on our assessment of their investment style. The chart also provides a description of each portfolio's investment objective (in italics) and a short, summary description of their key policies to assist you in determining which Portfolios may be of interest to you.

Not all portfolios offered as Sub-accounts may be available depending on optional benefit selection. Thus, if you selected particular optional benefits, you would be precluded from investing in certain portfolios and therefore would not receive investment appreciation (or depreciation) affecting those portfolios. Please see the Additional Information section, under the heading concerning "Service Fees Payable to Pruco Life" for a discussion of fees that we may receive from underlying mutual funds and/or their affiliates.


The portfolios are not publicly traded mutual funds. They are only available as Investment Options in variable annuity contracts and variable life insurance policies issued by insurance companies, or in some cases, to participants in certain qualified retirement plans. However, some of the portfolios available as Sub-accounts under the Annuities are managed by the same portfolio advisor or sub-advisor as a retail mutual fund of the same or similar name that the portfolio may have been modeled after at its inception. Certain retail mutual funds may also have been modeled after a portfolio. While the investment objective and policies of the retail mutual funds and the portfolios may be substantially similar, the actual investments will differ to varying degrees. Differences in the performance of the funds can be expected, and in some cases could be substantial. You should not compare the performance of a publicly traded mutual fund with the performance of any similarly named portfolio offered as a Sub-account. Details about the investment objectives, policies, risks, costs and management of the portfolios are found in the prospectuses for the portfolios. The current prospectuses and statements of additional information for the underlying portfolios can be obtained by calling 1-888-PRU-2888. Please read the prospectus carefully before investing.


The name of the advisor/sub-advisor for each portfolio appears next to the description. Those portfolios whose name includes the prefix "AST" are portfolios of the Advanced Series Trust. The portfolios of the Advanced Series Trust are co-managed by AST Investment Services, Inc. and Prudential Investments LLC, both of which are affiliated companies of Pruco Life. However, a sub-advisor, as noted below, is engaged to conduct day-to-day management.

You may select portfolios individually, create your own combination of portfolios, or select from among combinations of portfolios that we have created called "Prudential Portfolio Combinations." Under Prudential Portfolio Combinations, each Portfolio Combination consists of several asset allocation portfolios, each of which represents a specified percentage of your allocations. If you elect to invest according to one of these Portfolio Combinations, we will allocate your initial Purchase Payment among the Sub-accounts within the Portfolio Combination according to the percentage allocations. You may elect to allocate additional Purchase Payments according to the composition of the Portfolio Combination, although if you do not make such an explicit election, we will allocate additional Purchase Payments as discussed below under "Additional Purchase Payments." Once you have selected a Portfolio Combination, we will not rebalance your Account Value to take into account differences in performance among the Sub-accounts. This is a static, point of sale model allocation. Over time, the percentages in each asset allocation portfolio may vary from the Portfolio Combination you selected when you purchased your Annuity based on the performance of each of the portfolios within the Portfolio Combination. However, you may elect to participate in an automatic rebalancing program, under which we would transfer Account Value periodically so that your Account Value allocated to the Sub-accounts is brought back to the exact percentage allocations stipulated by the Portfolio Combination you elected. Please see "Automatic Rebalancing Programs" below for details about how such a program operates. If you are participating in an optional living benefit (such as Highest Daily Lifetime 6 Plus) that makes transfers under a pre-determined mathematical formula, and you have opted for automatic rebalancing in addition to Prudential Portfolio Combinations, you should be aware that: (a) the AST bond portfolio used as part of the pre-determined mathematical formula will not be included as part of automatic rebalancing and (b) the operation of the formula may result in the rebalancing not conforming precisely to the percentage allocations that existed originally as part of Prudential Portfolio Combinations.

If you are interested in a Portfolio Combination, you should work with your Financial Professional to select the Portfolio Combination that is appropriate for you, in light of your investment time horizon, investment goals and expectations and market risk tolerance, and other relevant factors. In providing these Portfolio Combinations, we are not providing investment advice. You are responsible for determining which Portfolio Combination or Sub-account(s) is best for you. Asset allocation does not ensure a profit or protect against a loss.

                                                                  PORTFOLIO
                                                STYLE/            ADVISOR/
PORTFOLIO NAME/INVESTMENT OBJECTIVES & POLICIES TYPE             SUB-ADVISOR
----------------------------------------------- ------------  -----------------
ADVANCED SERIES TRUST
AST Academic Strategies Asset Allocation                        AlphaSimplex
Portfolio (formerly known as AST Balanced                       Group, LLC;
Asset Allocation Portfolio): seeks long term                   First Quadrant
capital appreciation. The portfolio is a                       L.P.; Jennison
multi-asset class fund that pursues both                      Associates LLC;
top-down asset allocation strategies and                       Mellon Capital
bottom-up selection of securities,                               Management
investment managers, and mutual funds. Under                    Corporation;
normal circumstances, approximately 60% of         Asset          Pacific
the assets will be allocated to traditional      Allocation      Investment
asset classes (including US and                                  Management
international equities and bonds) and                           Company LLC
approximately 40% of the assets will be                           (PIMCO);
allocated to nontraditional asset classes                     Prudential Bache
(including real estate, commodities, and                           Asset
alternative strategies). Those percentages                      Management,
are subject to change at the discretion of                     Incorporated;
the advisor. This portfolio may have                            Quantitative
exposure to non-investment grade bonds,                          Management
which are commonly known as "junk bonds".                      Associates LLC

AST Advanced Strategies Portfolio: seeks a                       LSV Asset
high level of absolute return. The portfolio                    Management;
invests in traditional and non-traditional                    Marsico Capital
investment strategies and by investing in                     Management, LLC;
domestic and foreign equity and fixed income                      Pacific
securities, derivative instruments in                            Investment
exchange traded funds. The asset allocation                      Management
generally provides for an allotment of 50%                      Company LLC
of the portfolio assets to a combination of        Asset      (PIMCO); T. Rowe
domestic and international equity strategies     Allocation        Price
and the remainder in a combination of U.S.                      Associates,
fixed income, hedged international bond and                    Inc.; William
real return bonds. The manager will allocate                  Blair & Company,
the assets of the portfolio across different                        LLC;
investment categories and subadvisors. This                     Quantitative
portfolio may have exposure to                                   Management
non-investment grade bonds, which are                          Associates LLC
commonly known as "junk bonds".

AST AllianceBernstein Core Value Portfolio:
seeks long-term capital growth by investing
primarily in common stocks. The subadviser
expects that the majority of the portfolio's
assets will be invested in the common stocks
of large companies that appear to be
undervalued. Among other things, the
portfolio seeks to identify compelling
buying opportunities created when companies      Large Cap    AllianceBernstein
are undervalued on the basis of investor           Value            L.P.
reactions to near-term problems or
circumstances even though their long-term prospects remain sound. The subadviser seeks to identify individual companies with earnings growth potential that may not be recognized by the market at large.

AST AllianceBernstein Growth & Income
Portfolio: seeks long-term growth of capital
and income while attempting to avoid
excessive fluctuations in market value. The
Portfolio normally will invest in common
stocks (and securities convertible into          Large Cap    AllianceBernstein
common stocks). The subadviser will take a         Value            L.P.
value-oriented approach, in that it will try to keep the portfolio's assets invested in securities that are selling at reasonable valuations in relation to their fundamental business prospects.

AST American Century Income & Growth
Portfolio: seeks capital growth with current
income as a secondary objective. The
portfolio invests primarily in common stocks
that offer potential for capital growth, and
may, consistent with its investment
objective, invest in stocks that offer                        American Century
potential for current income. The subadviser     Large Cap       Investment
utilizes a quantitative management technique       Value      Management, Inc.
with a goal of building an equity portfolio that provides better returns than the S&P
500 Index without taking on significant
additional risk and while attempting to
create a dividend yield that will be greater than the S&P 500 Index.

                                                                 PORTFOLIO
                                                STYLE/            ADVISOR/
PORTFOLIO NAME/INVESTMENT OBJECTIVES & POLICIES TYPE            SUB-ADVISOR
----------------------------------------------- ------------  ----------------
AST Balanced Asset Allocation Portfolio
(formerly known as AST Conservative Asset
Allocation Portfolio): seeks to obtain total
return consistent with its specified level
of risk.. The portfolio primarily invests
its assets in a diversified portfolio of
other mutual funds, the underlying
portfolios, of the Advanced Series Trust and
certain affiliated money market funds. Under
normal market conditions, the portfolio will
devote approximately 60% of its net assets                       Prudential
to underlying portfolios investing primarily                  Investments LLC;
in equity securities (with a range of 52.5%        Asset        Quantitative
to 67.5%, and 40% of its net assets to           Allocation      Management
underlying portfolios investing primarily in                   Associates LLC
debt securities and money market instruments
(with a range of 32.5% to 47.5%). The
portfolio is not limited to investing
exclusively in shares of the underlying
portfolios and may invest in securities and futures contracts, swap agreements and other financial and derivative instruments. This portfolio may have exposure to non-investment grade bonds, which are commonly known as "junk bonds".

AST Bond Portfolios 2017, 2018, 2019, 2020,
and 2021 : each AST Bond Portfolio seeks the
highest potential total return consistent
with its specified level of risk tolerance
to meet the parameters established to
support the GRO benefits and maintain                            Prudential
liquidity to support changes in market          Fixed Income     Investment
conditions for the fixed maturity year                        Management, Inc.
indicated in its name. Please note that you may not make Purchase Payments to, or transfer Account Value to or from, each portfolio, and that each portfolio is available only with certain living benefits.

AST Capital Growth Asset Allocation
Portfolio: seeks to obtain total return
consistent with its specified level of
risk.. The portfolio primarily invests its
assets in a diversified portfolio of other
mutual funds, the underlying portfolios, of
the Advanced Series Trust and certain
affiliated money market funds. Under normal
market conditions, the portfolio will devote                     Prudential
approximately 75% of its net assets to                        Investments LLC;
underlying portfolios investing primarily in       Asset        Quantitative
equity securities (with a range of 67.5% to      Allocation      Management
80%), and 25% of its net assets to                             Associates LLC
underlying portfolios investing primarily in debt securities and money market instruments
(with a range of 20.0% to 32.5%). The
portfolio is not limited to investing
exclusively in shares of the underlying
portfolios and may invest in securities and futures contracts, swap agreements and other financial and derivative instruments.

AST CLS Growth Asset Allocation Portfolio:
seeks the highest potential total return
consistent with its specified level of risk
tolerance. Under normal circumstances, at
least 90% of the portfolio's assets will be
invested in other portfolios of Advanced
Series Trust (the underlying portfolios)
while no more than 10% of the portfolio's
assets may be invested in exchange traded          Asset      CLS Investments
funds (ETFs). Under normal market                Allocation         LLC
conditions, the portfolio will devote from 60% to 80% of its net assets to underlying portfolios and ETFs investing primarily in equity securities, and from 20% to 40% of its net assets to underlying portfolios and ETFs investing primarily in debt securities and money market instruments. This portfolio may have exposure to non-investment grade bonds, which are commonly known as "junk bonds".

AST CLS Moderate Asset Allocation Portfolio:
seeks the highest potential total return
consistent with its specified level of risk
tolerance. Under normal circumstances, at
least 90% of the portfolio's assets will be
invested in other portfolios of Advanced
Series Trust (the underlying portfolios)
while no more than 10% of the portfolio's
assets may be invested in exchange traded          Asset      CLS Investments
funds (ETFs). Under normal market                Allocation         LLC
conditions, the portfolio will devote from 40% to 60% of its net assets to underlying portfolios and ETFs investing primarily in equity securities, and from 40% to 60% of its net assets to underlying portfolios and ETFs investing primarily in debt securities and money market instruments. This portfolio may have exposure to non-investment grade bonds, which are commonly known as "junk bonds".

                                                                  PORTFOLIO
                                                STYLE/            ADVISOR/
PORTFOLIO NAME/INVESTMENT OBJECTIVES & POLICIES TYPE             SUB-ADVISOR
----------------------------------------------- -------------  ----------------

AST Cohen & Steers Realty Portfolio: seeks
to maximize total return through investment
in real estate securities. The Portfolio
pursues its investment objective by
investing, under normal circumstances, at
least 80% of its net assets in common stocks
and other equity securities issued by real
estate companies, such as real estate
investment trusts (REITs). Under normal                        Cohen & Steers
circumstances, the portfolio will invest          Specialty        Capital
substantially all of its assets in the                         Management, Inc.
equity securities of real estate companies, i.e., a company that derives at least 50% of its revenues from the ownership, construction, financing, management or sale of real estate or that has at least 50% of its assets in real estate. Real estate companies may include real estate investment trusts (REITs).

AST DeAM Large-Cap Value Portfolio: seeks
maximum growth of capital by investing
primarily in the value stocks of larger
companies. The portfolio pursues its
objective, under normal market conditions,
by primarily investing at least 80% of the
value of its assets in the equity securities
of large-sized companies included in the                          Deutsche
Russell 1000(R) Value Index. The subadviser       Large Cap      Investment
employs an investment strategy designed to          Value        Management
maintain a portfolio of equity securities                      Americas, Inc.
which approximates the market risk of those stocks included in the Russell 1000(R) Value
Index, but which attempts to outperform the Russell 1000(R) Value Index through active stock selection.

AST Federated Aggressive Growth Portfolio:                        Federated
seeks capital growth. The portfolio pursues                        Equity
its investment objective by investing                            Management
primarily in the stocks of small companies                       Company of
that are traded on national security              Small Cap     Pennsylvania/
exchanges, NASDAQ stock exchange and the           Growth         Federated
over-the-counter-market. Small companies                           Global
will be defined as companies with market                         Investment
capitalizations similar to companies in the                      Management
Russell 2000 Growth and S&P 600 Small Cap                          Corp.;
Index.                                                         Federated MDTA
                                                                     LLC

AST Fidelity Investments(R) Pyramis(R) Asset
Allocation Portfolio: (formerly AST Niemann
Capital Growth Asset Allocation Portfolio):
seeks to maximize total return. No guarantee
can be given that the Portfolio will achieve
its investment objective, and the Portfolio
may lose money. In seeking to achieve the                      Pyramis Global
Portfolio's investment objective, the               Asset      Advisors,LLC, a
subadviser will cause the Portfolio's assets     Allocation       Fidelity
to be allocated across six uniquely                              Investments
specialized investment strategies that                             company
invest primarily in equity securities (i.e., the Equity Strategies), one fixed-income strategy (i.e., the Broad Market Duration
Strategy), and one strategy designed to
provide liquidity (i.e., the Liquidity
Strategy).

AST First Trust Balanced Target Portfolio:
seeks long-term capital growth balanced by
current income. The portfolio seeks to
achieve its objective by investing
approximately 65% in common stocks and
approximately 35% in fixed income
securities. The portfolio allocates the
equity portion of the portfolio across five
uniquely specialized strategies - The Dow(R)
Target Dividend, the Value Line(R) Target
25, the Global Dividend Target 15, the              Asset        First Trust
NYSE(R) International Target 25, and the         Allocation     Advisors L.P.
Target Small Cap. Each strategy employs a quantitative approach by screening common stocks for certain attributes and/or using a multi-factor scoring system to select the common stocks. The fixed income allocation is determined by the DOW Jones Income strategy which utilizes certain screens to select bonds from the DOW Jones Corporate
Bond Index or like-bonds not in the index.
This portfolio may have exposure to
non-investment grade bonds, which are
commonly known as "junk bonds".

                                                                 PORTFOLIO
                                                STYLE/            ADVISOR/
PORTFOLIO NAME/INVESTMENT OBJECTIVES & POLICIES TYPE            SUB-ADVISOR
----------------------------------------------- ------------  ----------------

AST First Trust Capital Appreciation Target
Portfolio: seeks long-term capital growth.
The portfolio seeks to achieve its objective
by investing approximately 80%. In common
stocks and approximately 20% in fixed income
securities. The portfolio allocates the
equity portion of the portfolio across five.
uniquely specialized strategies - the Value
Line(R) Target 25, the Global Dividend
Target 15, the Target Small Cap, the               Asset        First Trust
Nasdaq(R) Target 15, and the NYSE(R)             Allocation    Advisors L.P.
International Target 25. Each strategy
employs a quantitative approach by screening common stocks for certain attributes and/or using a multi-factor scoring system to select the common stocks. The fixed income allocation is determined by the DOW Jones
Income strategy which utilizes certain
screen to select bonds from the DOW Jones
Corporate Bond Index or like-bonds not in the index. This portfolio may have exposure to non-investment grade bonds, which are commonly known as "junk bonds".

AST Global Real Estate Portfolio: seeks
capital appreciation and income. The
portfolio will normally invest at least 80%
of its liquid assets (net assets plus any
borrowing made for investment purposes) in
equity-related securities of real estate         Specialty    Prudential Real
companies. The portfolio will invest in                       Estate Investors
equity-related securities of real estate companies. The portfolio may invest up to 15% of its net assets in ownership interests in commercial real estate through investments in private real estate.

AST Goldman Sachs Concentrated Growth
Portfolio: seeks long-term growth of
capital. The portfolio will pursue its
objective by investing primarily in equity
securities of companies that the subadviser
believes have the potential to achieve           Large Cap     Goldman Sachs
capital appreciation over the long-term. The       Growth          Asset
portfolio seeks to achieve its investment                     Management, L.P.
objective by investing, under normal
circumstances, in approximately 30 - 45
companies that are considered by the
subadviser to be positioned for long-term growth.

AST Goldman Sachs Mid-Cap Growth Portfolio:
seeks long-term capital growth. The
portfolio pursues its investment objective,
by investing primarily in equity securities
selected for their growth potential, and
normally invests at least 80% of the value
of its assets in medium-sized companies.          Mid Cap      Goldman Sachs
Medium-sized companies are those whose             Growth          Asset
market capitalizations (measured at the time                  Management, L.P.
of investment) fall within the range of
companies in the Russell Mid-cap Growth
Index. The subadviser seeks to identify
individual companies with earnings growth potential that may not be recognized by the market at large.

AST Goldman Sachs Small-Cap Value Portfolio:
seeks long-term capital appreciation. The
portfolio will seek its objective through
investments primarily in equity securities
that are believed to be undervalued in the
marketplace. The portfolio will invest,
under normal circumstances, at least 80% of
the value of its assets plus any borrowings      Small Cap     Goldman Sachs
for investment purposes in small                   Value           Asset
capitalization companies. The 80% investment                  Management, L.P.
requirement applies at the time the
Portfolio invests its assets. The portfolio generally defines small capitalization companies as companies with market capitalizations that are within the range of the Russell 2000 Value Index at the time of purchase.

AST High Yield Portfolio: seeks maximum                       Pacific
total return, consistent with preservation                    Investment
of capital and prudent investment                             Management
management. The portfolio will invest, under                  Company LLC
normal circumstances, at least 80% of its                     (PIMCO)
net assets plus any borrowings for
investment purposes (measured at time of
purchase) in non-investment grade high
yield, fixed-income investments which may be
represented by forwards or derivatives such     Fixed Income
as options, futures contracts, or swap
agreements. Non-investment grade investments are financial instruments rated Ba or lower by a Moody's Investors Services, Inc. or equivalently rated by Standard Poor's
Corporation, or Fitch, or, if unrated,
determined by the subadviser to be of
comparable quality. This portfolio may have exposure to non-investment grade bonds, which are commonly known as "junk bonds".

                                                                  PORTFOLIO
                                                STYLE/            ADVISOR/
PORTFOLIO NAME/INVESTMENT OBJECTIVES & POLICIES TYPE             SUB-ADVISOR
----------------------------------------------- -------------  ----------------

AST Horizon Growth Asset Allocation
Portfolio: seeks the highest potential total
return consistent with its specified level
of risk tolerance. Under normal
circumstances, at least 90% of the
portfolio's assets will be invested in other
portfolios of Advanced Series Trust (the
underlying portfolios) while no more than
10% of the portfolio's assets may be
invested in exchange traded funds (ETFs).           Asset          Horizon
Under normal market conditions, the              Allocation    Investments, LLC
portfolio will devote from 60% to 80% of its net assets to underlying portfolios and ETFs investing primarily in equity securities, and from 20% to 40% of its net assets to underlying portfolios and ETFs investing primarily in debt securities and money market instruments. This portfolio may have exposure to non-investment grade bonds, which are commonly known as "junk bonds".

AST Horizon Moderate Asset Allocation
Portfolio: seeks the highest potential total
return consistent with its specified level
of risk tolerance. Under normal
circumstances, at least 90% of the
portfolio's assets will be invested in other
portfolios of Advanced Series Trust (the
underlying portfolios) while no more than
10% of the portfolio's assets may be
invested in exchange traded funds (ETFs).
Under normal market conditions, the
portfolio will devote from 40% to 60% of its        Asset          Horizon
net assets to underlying portfolios and ETFs     Allocation    Investments, LLC
investing primarily in equity securities, and from 40% to 60% of its net assets to underlying portfolios and ETFs investing primarily in debt securities and money market instruments. This portfolio may have exposure to non-investment grade bonds, which are commonly known as "junk bonds".

AST International Growth Portfolio: seeks
long-term capital growth. Under normal
circumstances, the portfolio invests at
least 80% of the value of its assets in
securities of issuers that are economically
tied to countries other than the United
States. Although the portfolio intends to
invest at least 80% of its assets in the                       Marsico Capital
securities of issuers located outside the       International    Management,
United States, it may at times invest in           Equity       LLC; William
U.S. issuers and it may invest all of its                          Blair &
assets in fewer than five countries or even                     Company, LLC
a single country. The portfolio looks
primarily for stocks of companies whose
earnings are growing at a faster rate than other companies or which offer attractive growth.

AST International Value Portfolio: seeks
long-term capital appreciation. The
portfolio normally invests at least 80% of                        LSV Asset
the portfolio's assets in equity securities.    International    Management;
The portfolio will invest at least 65% of          Equity         Thornburg
its net assets in the equity securities of                       Investment
companies in at least three different                          Management, Inc.
countries, without limit as to the amount of assets that may be invested in a single country.

AST Investment Grade Bond Portfolio: seeks
the highest potential total return
consistent with its specified level of risk
tolerance to meet the parameters established
to support the Highest Daily Lifetime 6 Plus
benefits and maintain liquidity to support                       Prudential
changes in market conditions for a fixed        Fixed Income     Investment
duration (weighted average maturity) of                        Management, Inc.
about 6 years. Please note that you may not make Purchase Payments to, or transfer
Account Value to or from, this portfolio, and that this portfolio is available only with certain living benefits.

AST JPMorgan International Equity Portfolio:
seeks long-term capital growth by investing
in a diversified portfolio of international
equity securities. The portfolio seeks to
meet its objective by investing, under
normal market conditions, at least 80% of
its assets in a diversified portfolio of        International    J.P. Morgan
equity securities of companies located or          Equity        Investment
operating in developed non-U.S. countries                      Management, Inc.
and emerging markets of the world. The
equity securities will ordinarily be traded on a recognized foreign securities exchange or traded in a foreign over-the-counter market in the country where the issuer is principally based, but may also be traded in other countries including the United States.

                                                                  PORTFOLIO
                                                STYLE/            ADVISOR/
PORTFOLIO NAME/INVESTMENT OBJECTIVES & POLICIES TYPE             SUB-ADVISOR
----------------------------------------------- -------------  ---------------

AST J.P. Morgan Strategic Opportunities
Portfolio: (formerly AST UBS Dynamic Alpha
Portfolio): seeks to maximize total return
compared to its benchmark through security
selection and tactical asset allocation. No
guarantee can be given that the Portfolio
will achieve its investment objective, and
the Portfolio may lose money. The Portfolio
will utilize a variety of diversifying asset
classes and investment styles, including a
significant allocation to alternative
investment strategies such as market
neutral, 130/30, and absolute return. The
Portfolio may invest in a wide range of
asset classes, including U.S. and non-U.S.
equities, emerging markets equities, real
estate investment trusts (REITs) domiciled          Asset        J.P. Morgan
in and outside of the United States, U.S.        Allocation      Investment
and non-U.S. fixed income, high yield bonds,                   Management Inc.
convertible bonds, and emerging markets
bonds. The allocation to these assets
classes will vary depending on the
subadviser's tactical views. Market neutral strategies seek to produce a positive return regardless of the direction of the equity markets. 130/30 strategies follow a particular index, for example the S&P 500, but allow the subadviser to sell short securities that are deemed likely to decline in value. Absolute return strategies seek to generate a return in excess of prevailing yields on U.S. Treasuries or the London
Interbank Offered Rate (LIBOR). This
portfolio may have exposure to
non-investment grade bonds, which are
commonly known as "junk bonds".

AST Jennison Large-Cap Growth Portfolio:
seeks long-term growth of capital. Under
normal market conditions, the Portfolio will
invest at least 80% of its investable assets
in the equity and equity-related securities
of large-capitalization companies measured,
at the time of purchase, to be within the
market capitalization of the Russell 1000(R)
Index. In deciding which equity securities        Large Cap       Jennison
to buy, the Subadvisor will use a growth           Growth        Associates
investment style and will invest in stocks                           LLC
it believes could experience superior sales or earnings growth, or high returns on equity and assets. The companies in which the Subadvisor will invest generally tend to have a unique market niche, a strong new product profile or superior management.

AST Jennison Large-Cap Value Portfolio:
seeks capital appreciation. Under normal
market conditions, the Portfolio will invest
at least 80% of its investable assets in the
equity and equity-related securities of
large-capitalization companies measured, at
the time of purchase, to be within the
market capitalization of the Russell 1000(R)
Index. In deciding which equity securities
to buy, the Subadvisor will use a value           Large Cap       Jennison
investment style and will invest in common          Value        Associates
stocks that it believes are being valued at                          LLC
a discount to their true worth, as defined by the value of their earnings, free cash flow, the value of their assets, their private market value, or some combination of these factors. The Subadvisor will look for catalysts that will help unlock a common stock's inherent value.

AST Large-Cap Value Portfolio: seeks current
income and long-term growth of income, as
well as capital appreciation. The portfolio
invests, under normal circumstances, at                          Eaton Vance
least 80% of its net assets in common stocks      Large Cap      Management;
of large capitalization companies. Large            Value       Hotchkis and
capitalization companies are those companies                    Wiley Capital
with market capitalizations within the                         Management LLC
market capitalization range of the Russell
1000 Value Index.

                                                                  PORTFOLIO
                                                STYLE/            ADVISOR/
PORTFOLIO NAME/INVESTMENT OBJECTIVES & POLICIES TYPE             SUB-ADVISOR
----------------------------------------------- -------------  ----------------

AST Lord Abbett Bond-Debenture Portfolio:
seeks high current income and the
opportunity for capital appreciation to
produce a high total return. The portfolio
invests, under normal circumstances, at
least 80% of the value of its assets in
fixed income securities. The portfolio
allocates its assets principally among fixed
income securities in four market sectors:
U.S. investment grade securities, U.S. high
yield securities, foreign securities
(including emerging market securities) and
convertible securities. Under normal
circumstances, the portfolio invests in each
of the four sectors described above.
However, the portfolio may invest
substantially all of its assets in any one
sector at any time, subject to the                             Lord, Abbett &
limitation that at least 20% of the             Fixed Income       Co. LLC
portfolio's net assets must be invested in any combination of investment grade debt securities, U.S. Government securities and cash equivalents. The portfolio may find good value in high yield securities, sometimes called "lower-rated bonds" or
"junk bonds," and frequently may have more than half of its assets invested in those securities. The portfolio may also make significant investments in mortgage-backed securities. Although the portfolio expects to maintain a weighted average maturity in the range of five to twelve years, there are no maturity restrictions on the overall portfolio or on individual securities. The portfolio may invest up to 20% of its net assets in equity securities. The portfolio may invest up to 20% of its net assets in foreign securities.

AST Marsico Capital Growth Portfolio: seeks
capital growth. Income realization is not an
investment objective and any income realized
on the portfolio's investments, therefore,
will be incidental to the portfolio's
objective. The portfolio will pursue its
objective by investing primarily in common
stocks of large companies that are selected
for their growth potential. Large
capitalization companies are companies with
market capitalizations within the market
capitalization range of the Russell 1000
Growth Index. In selecting investments for
the portfolio, the subadviser uses an
approach that combines "top down"                 Large Cap    Marsico Capital
macroeconomic analysis with "bottom up"            Growth      Management, LLC
stock selection. The "top down" approach identifies sectors, industries and companies that may benefit from the trends the subadviser has observed. The subadviser then looks for individual companies with earnings growth potential that may not be recognized by the market at large, utilizing a "bottom up" stock selection process. The portfolio will normally hold a core position of between 35 and 50 common stocks. The portfolio may hold a limited number of additional common stocks at times when the portfolio manager is accumulating new positions, phasing out existing or responding to exceptional market conditions.

AST MFS Global Equity Portfolio: seeks
capital growth. Under normal circumstances
the portfolio invests at least 80% of its
assets in equity securities. The portfolio
may invest in the securities of U.S. and
foreign issuers (including issuers in           International   Massachusetts
emerging market countries). While the              Equity         Financial
portfolio may invest its assets in companies                   Services Company
of any size, the portfolio generally focuses on companies with relatively large market capitalizations relative to the markets in which they are traded.

AST MFS Growth Portfolio: seeks long-term
capital growth and future, rather than
current income. Under normal market
conditions, the portfolio invests at least
80% of its net assets in common stocks and        Large Cap     Massachusetts
related securities, such as preferred              Growth         Financial
stocks, convertible securities and                             Services Company
depositary receipts. The subadviser uses a "bottom up" as opposed to a "top down" investment style in managing the portfolio.

                                                                  PORTFOLIO
                                                STYLE/            ADVISOR/
PORTFOLIO NAME/INVESTMENT OBJECTIVES & POLICIES TYPE             SUB-ADVISOR
----------------------------------------------- -------------- ----------------

AST Mid Cap Value Portfolio: seeks to
provide capital growth by investing
primarily in mid-capitalization stocks that
appear to be undervalued. The portfolio
generally invests, under normal
circumstances, at least 80% of the value of                        EARNEST
its net assets in mid-capitalization               Mid Cap      Partners LLC;
companies. Mid-capitalization companies are         Value       WEDGE Capital
generally those that have market                               Management, LLP
capitalizations, at the time of purchase, within the market capitalization range of companies included in the Russell Midcap
Value Index during the previous 12-months based on month-end data.

AST Money Market Portfolio: seeks high
current income while maintaining high levels
of liquidity. The portfolio invests in                           Prudential
high-quality, short-term, U.S. dollar           Fixed Income     Investment
denominated corporate, bank and government                     Management, Inc.
obligations. The portfolio will invest in securities which have effective maturities of not more than 397 days.

AST Neuberger Berman/LSV Mid-Cap Value
Portfolio (formerly known as AST Neuberger
Berman Mid-Cap Value Portfolio): seeks
capital growth. Under normal market
conditions, the portfolio invests at least
80% of its net assets in the common stocks
of medium capitalization companies. For
purposes of the portfolio, companies with
market capitalizations that fall within the                       LSV Asset
range of the Russell Midcap(R) Index at the        Mid Cap       Management;
time of investment are considered medium            Value         Neuberger
capitalization companies. Some of the                              Berman
portfolio's assets may be invested in the                      Management LLC
securities of large-cap companies as well as in small-cap companies. Under the portfolio's value-oriented investment approach, the subadviser looks for well-managed companies whose stock prices are undervalued and that may rise in price before other investors realize their worth.

AST Neuberger Berman Mid-Cap Growth
Portfolio: seeks capital growth. Under
normal market conditions, the Portfolio
invests at least 80% of its net assets in
the common stocks of mid-capitalization
companies. Mid-capitalization companies are
those companies whose market capitalization
is within the range of market                   Mid Cap Growth    Neuberger
capitalizations of companies in the Russell                        Berman
Midcap(R) Growth Index. Using fundamental                      Management LLC
research and quantitative analysis, the
subadviser looks for fast-growing companies that are in new or rapidly evolving industries. The portfolio may invest in foreign securities (including emerging markets securities).

AST Neuberger Berman Small-Cap Growth
Portfolio: seeks maximum growth of
investors' capital from a portfolio of
growth stocks of smaller companies. The           Small Cap       Neuberger
portfolio pursues its objective, under             Growth          Berman
normal circumstances, by primarily investing                   Management LLC
at least 80% of its total assets in the
equity securities of small-sized companies included in the Russell 2000 Growth(R) Index.

AST Parametric Emerging Markets Equity
Portfolio: seeks long-term capital
appreciation. The portfolio normally invests
at least 80% of its net assets in equity
securities traded on the equity markets of
emerging market countries, which are those
considered to be developing. Emerging
markets countries include countries in Asia,
Latin America, the Middle East, Southern
Europe, Eastern Europe, Africa and the          International    Parametric
region formerly comprising the Soviet Union.       Equity         Portfolio
A company will be considered to be located                     Associates LLC
in an emerging market country if it is
domiciled in or derives more that 50% of its revenues or profits from emerging market countries. The portfolio seeks to employ a top-down, disciplined and structured investment process that emphasizes broad exposure and diversification among emerging market countries, economic sectors and issuers.

                                                                  PORTFOLIO
                                                STYLE/            ADVISOR/
PORTFOLIO NAME/INVESTMENT OBJECTIVES & POLICIES TYPE             SUB-ADVISOR
----------------------------------------------- -------------  ----------------

AST PIMCO Limited Maturity Bond Portfolio:
seeks to maximize total return consistent
with preservation of capital and prudent
investment management. The portfolio will                          Pacific
invest, under normal circumstances, at least                     Investment
80% of the value of its net assets in           Fixed Income     Management
fixed-income investment instruments of                           Company LLC
varying maturities which may be represented                        (PIMCO)
by forwards or derivatives such as options, futures contracts, or swap agreements. This portfolio may have exposure to non-investment grade bonds, which are commonly known as "junk bonds".

AST PIMCO Total Return Bond Portfolio: seeks
to maximize total return consistent with
preservation of capital and prudent
investment management. The portfolio will                          Pacific
invest, under normal circumstances, at least                     Investment
80% of the value of its net assets in fixed     Fixed Income     Management
income investments, which may be represented                     Company LLC
by forwards or derivatives such as options,                        (PIMCO)
futures contracts, or swap agreements. This portfolio may have exposure to non-investment grade bonds, which are commonly known as "junk bonds".

AST Preservation Asset Allocation Portfolio:
seeks to obtain total return consistent with
its specified level of risk. The portfolio
primarily invests its assets in a
diversified portfolio of other mutual funds,
the underlying portfolios, of the Advanced
Series Trust and certain affiliated money
market funds. Under normal market
conditions, the portfolio will devote                            Prudential
approximately 35% of its net assets to                           Investments
underlying portfolios investing primarily in        Asset           LLC;
equity securities (with a range of 27.5% to      Allocation     Quantitative
42.5%), and 65% of its net assets to                             Management
underlying portfolios investing primarily in                   Associates LLC
debt securities and money market instruments
(with a range of 57.5% to 72.5%. The
portfolio is not limited to investing
exclusively in shares of the underlying
portfolios and may invest in securities and futures contracts, swap agreements and other financial and derivative instruments. This portfolio may have exposure to non-investment grade bonds, which are commonly known as "junk bonds".

AST QMA US Equity Portfolio: seeks long term
capital appreciation. The portfolio utilizes
a long/short investment strategy and will
normally invest at least 80% of its net
assets plus borrowings in equity and equity                     Quantitative
related securities of US issuers. The             Large Cap      Management
benchmark index is the Russell 1000(R) which        Blend      Associates LLC
is comprised of stocks representing more than 90% of the market cap of the US market and includes the largest 1000 securities in the Russell 3000(R) index.

AST Schroders Multi-Asset World Strategies
(formerly known as AST American Century
Strategic Allocation Portfolio): seeks
long-term capital appreciation through a
global flexible asset allocation approach.
This asset allocation approach entails
investing in traditional asset classes, such
as equity and fixed-income investments, and
alternative asset classes, such as                                Schroder
investments in real estate, commodities,            Asset        Investment
currencies, private equity, and absolute         Allocation      Management
return strategies. The sub-advisor seeks to                     North America
emphasize the management of risk and                                Inc.
volatility. Exposure to different asset
classes and investment strategies will vary over time based upon the sub advisor's assessments of changing market, economic, financial and political factors and events.
This portfolio may have exposure to
non-investment grade bonds, which are
commonly known as "junk bonds".

AST Small-Cap Growth Portfolio: seeks
long-term capital growth. The portfolio
pursues its objective by investing, under
normal circumstances, at least 80% of the
value of its assets in small-capitalization
companies. Small-capitalization companies         Small Cap      Eagle Asset
are those companies with a market                  Growth      Management, Inc.
capitalization, at the time of purchase, no larger than the largest capitalized company included in the Russell 2000(R) Index at the time of the Portfolio's investment.

                                                                  PORTFOLIO
                                                STYLE/            ADVISOR/
PORTFOLIO NAME/INVESTMENT OBJECTIVES & POLICIES TYPE             SUB-ADVISOR
----------------------------------------------- -------------  ----------------

AST Small-Cap Value Portfolio: seeks to
provide long-term capital growth by
investing primarily in small-capitalization                      ClearBridge
stocks that appear to be undervalued. The                      Advisors, LLC;
portfolio invests, under normal                   Small Cap      J.P. Morgan
circumstances, at least 80% of the value of         Value        Investment
its net assets in small capitalization                           Management,
stocks. Small capitalization stocks are the                       Inc.; Lee
stocks of companies with market                                    Munder
capitalization that are within the market                      Investments, Ltd
capitalization range of the Russell 2000(R)
Value Index.

AST T. Rowe Price Asset Allocation
Portfolio: seeks a high level of total
return by investing primarily in a
diversified portfolio of equity and fixed
income securities. The portfolio normally
invests approximately 60% of its total
assets in equity securities and 40% in fixed
income securities. This mix may vary
depending on the subadviser's outlook for
the markets. The subadviser concentrates            Asset       T. Rowe Price
common stock investments in larger, more         Allocation    Associates, Inc.
established companies, but the Portfolio may include small and medium-sized companies with good growth prospects. The fixed income portion of the portfolio will be allocated among investment grade securities, high yield or "junk" bonds, emerging market securities, foreign high quality debt securities and cash reserves. This portfolio may have exposure to non-investment grade bonds, which are commonly known as "junk bonds".

AST T. Rowe Price Global Bond Portfolio:
seeks to provide high current income and
capital growth by investing in high-quality
foreign and U.S. dollar-denominated bonds.
The portfolio will invest at least 80% of
its total assets in fixed income securities.
The portfolio invests in all types of bonds,
including those issued or guaranteed by U.S.
or foreign governments or their agencies and
by foreign authorities, provinces and
municipalities as well as investment grade
corporate bonds, mortgage and asset-backed
securities, and high-yield bonds of U.S. and
foreign issuers. The portfolio generally                        T. Rowe Price
invests in countries where the combination      Fixed Income   International,
of fixed-income returns and currency                                Inc.
exchange rates appears attractive, or, if the currency trend is unfavorable, where the subadviser believes that the currency risk can be minimized through hedging. The portfolio may also invest up to 20% of its assets in the aggregate in below investment-grade, high-risk bonds ("junk bonds") and emerging market bonds. In addition, the portfolio may invest up to 30% of its assets in mortgage-related (including mortgage dollar rolls and derivatives, such as collateralized mortgage obligations and stripped mortgage securities) and asset-backed securities. The portfolio may invest in futures, swaps and other derivatives in keeping with its objective.

AST T. Rowe Price Large-Cap Growth
Portfolio: seeks long-term growth of capital
by investing predominantly in the equity
securities of a limited number of large,
carefully selected, high-quality U.S.
companies that are judged likely to achieve
superior earnings growth. The portfolio           Large Cap     T. Rowe Price
takes a growth approach to investment              Growth      Associates, Inc.
selection and normally invests at least 80% of its net assets in the common stocks of large companies. Large companies are defined as those whose market cap is larger than the median market cap of companies in the Russell 1000 Growth Index as of the time of purchase.

AST T. Rowe Price Natural Resources
Portfolio: seeks long-term capital growth
primarily through invest in the common
stocks of companies that own or develop
natural resources (such as energy products,
precious metals and forest products) and
other basic commodities. The portfolio
invests, under normal circumstances, at
least 80% of the value of its assets in
natural resource companies. The portfolio         Specialty     T. Rowe Price
may also invest in non-resource companies                      Associates, Inc.
with the potential for growth. The portfolio looks for companies that have the ability to expand production, to maintain superior exploration programs and production facilities, and the potential to accumulate new resources. Although at least 50% of portfolio assets will be invested in U.S.
securities, up to 50% of total assets also may be invested in foreign securities.

                                                                  PORTFOLIO
                                                STYLE/            ADVISOR/
PORTFOLIO NAME/INVESTMENT OBJECTIVES & POLICIES TYPE             SUB-ADVISOR
----------------------------------------------- -------------  ----------------

AST Western Asset Core Plus Bond Portfolio:
seeks to maximize total return, consistent
with prudent investment management and
liquidity needs, by investing to obtain its
average specified duration. The portfolio's
current target average duration is generally                    Western Asset
2.5 to 7 years. The portfolio pursues this      Fixed Income     Management
objective by investing in all major fixed                          Company
income sectors with a bias towards
non-Treasuries. This portfolio may have
exposure to non-investment grade bonds,
which are commonly known as "junk bonds".

            FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST

Franklin Templeton VIP Founding Funds
Allocation Fund: Seeks capital appreciation,
with income as a secondary goal. The Fund
normally invests equal portions in Class 1        Moderate        Franklin
shares of Franklin Income Securities Fund;       Allocation       Templeton
Mutual Shares Securities Fund; and Templeton                    Services, LLC
Growth Securities Fund.

                                PROFUNDS VP

ProFund VP Consumer Goods: seeks daily
investment results, before fees and
expenses, that correspond to the daily
performance of the Dow Jones U.S. Consumer
Goods Index. The Dow Jones U.S. Consumer
Goods Index measures the performance of
consumer spending in the goods industry of        Specialty        ProFund
the U.S. equity market. Component companies                     Advisors LLC
include automobiles and auto parts and
tires, brewers and distillers, farming and fishing, durable and non-durable household product manufacturers, cosmetic companies, food and tobacco products, clothing, accessories and footwear.

ProFund VP Consumer Services: seeks daily
investment results, before fees and
expenses, that correspond to the daily
performance of the Dow Jones U.S. Consumer
Services Index. The Dow Jones U.S. Consumer
Services Index measures the performance of
consumer spending in the services industry        Specialty        ProFund
of the U.S. equity market. Component                            Advisors LLC
companies include airlines, broadcasting and entertainment, apparel and broadline retailers, food and drug retailers, media agencies, publishing, gambling, hotels, restaurants and bars, and travel and tourism.

ProFund VP Financials: seeks daily
investment results, before fees and
expenses, that correspond to the daily
performance of the Dow Jones U.S. Financials
Index. The Dow Jones U.S. Financials Index
measures the performance of the financial
services industry of the U.S. equity market.      Specialty    ProFund Advisors
Component companies include regional banks;                          LLC
major U.S. domiciled international banks;
full line, life, and property and casualty insurance companies; companies that invest, directly or indirectly in real estate;
diversified financial companies such as
Fannie Mae, credit card issuers, check
cashing companies, mortgage lenders and
investment advisers; securities brokers and dealers, including investment banks, merchant banks and online brokers; and publicly traded stock exchanges.

ProFund VP Health Care: seeks daily
investment results, before fees and
expenses, that correspond to the daily
performance of the Dow Jones U.S. Health
Care Index. The Dow Jones U.S. Health Care
Index measures the performance of the
healthcare industry of the U.S. equity            Specialty        ProFund
market. Component companies include health                      Advisors LLC
care providers, biotechnology companies, medical supplies, advanced medical devices and pharmaceuticals.

ProFund VP Industrials: seeks daily
investment results, before fees and
expenses, that correspond to the daily
performance of the Dow Jones U.S.
Industrials Index.. The Dow Jones U.S.
Industrials Index measures the performance
of the industrial industry of the U.S.
equity market. Component companies include
building materials, heavy construction,           Specialty        ProFund
factory equipment, heavy machinery,                             Advisors LLC
industrial services, pollution control,
containers and packaging, industrial
diversified, air freight, marine
transportation, railroads, trucking,
land-transportation equipment, shipbuilding, transportation services, advanced industrial equipment, electric components and equipment, and aerospace.

                                                                  PORTFOLIO
                                                STYLE/            ADVISOR/
PORTFOLIO NAME/INVESTMENT OBJECTIVES & POLICIES TYPE             SUB-ADVISOR
----------------------------------------------- -------------  ----------------

ProFund VP Large-Cap Value: seeks daily
investment results, before fees and
expenses, that correspond to the daily
performance of the S&P 500/Citigroup Value
Index(R). The S&P 500/Citigroup Value Index
is designed to provide a comprehensive
measure of large-cap U.S. equity "value"          Specialty    ProFund Advisors
performance. It is an unmanaged float                                LLC
adjusted market capitalization weighted
index comprised of stocks representing
approximately half the market capitalization of the S&P 500 Index that have been identified as being on the value end of the growth value spectrum.

ProFund VP Large-Cap Growth: seeks daily
investment results, before fees and
expenses, that correspond to the daily
performance of the S&P 500/Citigroup Growth
Index(R). The S&P 500/Citigroup Growth Index
is designed to provide a comprehensive
measure of large-cap U.S. equity "growth"         Specialty    ProFund Advisors
performance. It is an unmanaged float                                LLC
adjusted market capitalization weighted
index comprised of stocks representing
approximately half the market capitalization of the S&P 500 Index that have been identified as being on the growth end of the growth-value spectrum.

The S&P 500/Citigroup Growth Index is designed to provide a comprehensive measure of large-cap U.S. equity "growth" performance. It is an unmanaged float adjusted market capitalization weighted index comprised of stocks representing approximately half the market capitalization of the S&P 500 Index that have been identified as being on the growth end of the growth-value spectrum.

ProFund VP Mid-Cap Value: seeks daily
investment results, before fees and
expenses, that correspond to the daily
performance of the S&P MidCap 400/Citigroup
Value Index(R). The S&P MidCap 400/Citigroup
Value Index is designed to provide a
comprehensive measure of mid-cap U.S. equity      Specialty    ProFund Advisors
"value" performance. It is an unmanaged                              LLC
float adjusted market capitalization
weighted index comprised of stocks
representing approximately half the market capitalization of the S&P MidCap 400 Index that have been identified as being on the value end of the growth-value spectrum.

ProFund VP Mid-Cap Growth: seeks daily
investment results, before fees and
expenses, that correspond to the daily
performance of the S&P MidCap 400/Citigroup
Growth Index(R). The S&P MidCap
400/Citigroup Growth Index is designed to
provide a comprehensive measure of mid-cap        Specialty    ProFund Advisors
U.S. equity "growth" performance. It is an                           LLC
unmanaged float adjusted market
capitalization weighted index comprised of stocks representing approximately half the market capitalization of the S&P MidCap 400
Index that have been identified as being on the growth end of the growth-value spectrum.

The S&P MidCap 400/Citigroup Value Index is designed to provide a comprehensive measure of mid-cap U.S. equity "value" performance. It is an unmanaged float adjusted market capitalization weighted index comprised of stocks representing approximately half the market capitalization of the S&P MidCap 400 Index that have been identified as being on the value end of the growth-value spectrum.

ProFund VP Real Estate: seeks daily
investment results, before fees and
expenses, that correspond to the daily
performance of the Dow Jones U.S. Real
Estate Index. The Dow Jones U.S. Real Estate
Index measures the performance of the real
estate sector of the U.S. equity market.
Component companies include those that
invest directly or indirectly through
development, management or ownership of
shopping malls, apartment buildings and           Specialty    ProFund Advisors
housing developments; and real estate                                LLC
investment trusts ("REITs") that invest in apartments, office and retail properties.
REITs are passive investment vehicles that invest primarily in income-producing real estate or real estate related loans or interests.

                                                                  PORTFOLIO
                                                STYLE/             ADVISOR/
PORTFOLIO NAME/INVESTMENT OBJECTIVES & POLICIES TYPE              SUB-ADVISOR
----------------------------------------------- -------------  ----------------

ProFund VP Small-Cap Value: seeks daily
investment results, before fees and
expenses, that correspond to the daily
performance of the S&P SmallCap
600/Citigroup Value Index(R). The S&P
SmallCap 600/Citigroup Value Index is
designed to provide a comprehensive measure
of small-cap U.S. equity "value"
performance. It is an unmanaged float
adjusted market capitalization weighted
index comprised of stocks representing
approximately half the market capitalization
of the S&P SmallCap 600 Index that have been      Specialty    ProFund Advisors
identified as being on the value end of the                          LLC
growth-value spectrum. (Note: The S&P
SmallCap 600 Index is a measure of small-cap company U.S. stock market performance. It is a float adjusted market capitalization weighted index of 600 U.S. operating companies. Securities are selected for inclusion in the index by an S&P committee through a nonmechanical process that factors criteria such as liquidity, price, market capitalization, financial viability, and public float.)

ProFund VP Small-Cap Growth: seeks daily
investment results, before fees and
expenses, that correspond to the daily
performance of the S&P SmallCap
600/Citigroup Growth Index(R). The S&P
SmallCap 600/Citigroup Growth Index is
designed to provide a comprehensive measure
of small-cap U.S. equity "growth"
performance. It is an unmanaged float
adjusted market capitalization weighted
index comprised of stocks representing
approximately half the market capitalization
of the S&P SmallCap 600 Index that have been      Specialty    ProFund Advisors
identified as being on the growth end of the                         LLC
growth-value spectrum. (Note: The S&P
SmallCap 600 Index is a measure of small-cap company U.S. stock market performance. It is a float adjusted market capitalization weighted index of 600 U.S. operating companies. Securities are selected for inclusion in the index by an S&P committee through a nonmechanical process that factors criteria such as liquidity, price, market capitalization, financial viability, and public float.)

The S&P SmallCap 600 Index is a measure of small-cap company U.S. stock market performance. It is a float adjusted market capitalization weighted index of 600 U.S. operating companies. Securities are selected for inclusion in the index by an S&P committee through a nonmechanical process that factors criteria such as liquidity, price, market capitalization, financial viability, and public float.

ProFund VP Telecommunications: seeks daily
investment results, before fees and
expenses, that correspond to the daily
performance of the Dow Jones U.S.
Telecommunications Index. The Dow Jones U.S.
Telecommunications Index measures the         Specialty  ProFund Advisors
performance of the telecommunications                          LLC
industry of the U.S. equity market.
Component companies include fixed-line
communications and wireless communications companies.

ProFund VP Utilities: seeks daily investment
results, before fees and expenses, that
correspond to the daily performance of the
Dow Jones U.S. Utilities Sector Index. The
Dow Jones U.S. Utilities Sector Index
measures the performance of the utilities     Specialty  ProFund Advisors
industry of the U.S. equity market.                            LLC
Component companies include electric
utilities, gas utilities and water utilities.

LIMITATIONS WITH OPTIONAL BENEFITS


As a condition to your participating in certain optional benefits, we limit the Investment Options to which you may allocate your Account Value. Broadly speaking, we offer two groups of "Permitted Sub-accounts". Under the first group (Group I), your allowable Investment Options are more limited, but you are not subject to mandatory quarterly re-balancing. We call the second group (Group II) our "Custom Portfolios Program." The Custom Portfolios Program offers a larger menu of portfolios, but you are subject to certain other restrictions. Specifically:


    . you must allocate at least 20% of your Account Value to certain fixed income portfolios (currently, the AST PIMCO Total Return Bond Portfolio and the AST Western Asset Core Plus Bond Portfolio); and

    .  you may allocate up to 80% in the portfolios listed in the table below;
       and

    . on each benefit quarter (or the next Valuation Day, if the quarter-end is not a Valuation Day), we will automatically re-balance your Sub-accounts used with this Program, so that the percentages devoted to each portfolio remain the same as those in effect on the immediately preceding quarter-end. Note that on the first quarter-end following your participation in the Custom

       Portfolios Program, we will re-balance your Sub-accounts so that the percentages devoted to each portfolio remain the same as those in effect when you began the Custom Portfolios Program; and


    . between quarter-ends, you may re-allocate your Account Value among the Investment Options permitted within this category. If you reallocate, the next quarterly rebalancing will restore the percentages to those of your most recent reallocation.

While those who do not participate in any optional benefit generally may invest in any of the Investment Options described in the prospectus, only those who participate in the optional benefits listed in Group II below may participate in the Custom Portfolios Program. If you participate in the Custom Portfolios Program, you may not participate in other Automatic Rebalancing Programs. We may modify or terminate the Custom Portfolios Program at any time. Any such modification or termination will (i) be implemented only after we have notified you in advance, (ii) not affect the guarantees you had accrued under the optional benefit or your ability to continue to participate in those optional benefits, and (iii) not require you to transfer Account Value out of any portfolio in which you participated immediately prior to the modification or termination. If you are not participating in the Custom Portfolios Program at the time of any modification or termination, or if you voluntarily transfer your Account Value out of the Custom Portfolios Program after any modification or termination, we may restrict your further eligibility to participate in the Custom Portfolio Program.

In the following tables, we set forth the optional benefits that you may have if you also participate in the Group I or Group II programs.


Group I: Allowable Benefit Allocations



                                                 AST Academic Strategies Asset Allocation
                                                 AST Advanced Strategies
                                                 AST Balanced Asset Allocation
   Highest Daily Lifetime 6 Plus                 AST Capital Growth Asset Allocation
   Highest Daily Lifetime 6 Plus with LIA        AST CLS Growth Asset Allocation
   Spousal Highest Daily Lifetime 6 Plus         AST CLS Moderate Balanced Target
   GRO Plus II                                   AST Fidelity Investments(R) Pyramis(R) Asset
   Highest Daily GRO II                            Allocation Portfolio
   Highest Anniversary Value Death Benefit       AST First Trust Balanced Target
   Combination 5% Roll-Up and HAV Death          AST Horizon Growth Asset Allocation
     Benefit                                     AST Horizon Moderate Asset Allocation
                                                 AST Schroders Multi-Asset World Strategies
                                                 AST T. Rowe Price Asset Allocation
                                                 Franklin Templeton VIP Founding Funds
                                                   Allocation Fund

Group II: Custom Portfolios Program

                                                 AST Academic Strategies Asset Allocation
                                                 AST Advanced Strategies
                                                 AST Alliance Bernstein Core Value
                                                 AST Alliance Bernstein Growth & Income
                                                 AST American Century Income & Growth
                                                 AST Balanced Asset Allocation
                                                 AST CLS Growth Asset Allocation
                                                 AST CLS Moderate Asset Allocation
   Highest Daily Lifetime 6 Plus                 AST Capital Growth Asset Allocation
   Highest Daily Lifetime 6 Plus with LIA        AST Cohen & Steers Realty
   Spousal Highest Daily Lifetime 6 Plus         AST DeAM Large-Cap Value
   GRO Plus II                                   AST Federated Aggressive Growth
   Highest Daily GRO II                          AST Fidelity Investments(R) Pyramis(R) Asset
   Highest Anniversary Value Death Benefit         Allocation Portfolio
   Combination 5% Roll-Up and HAV Death          AST First Trust Balanced Target
     Benefit                                     AST First Trust Capital Appreciation Target
                                                 AST Global Real Estate Portfolio
                                                 AST Goldman Sachs Concentrated Growth
                                                 AST Goldman Sachs Mid-Cap Growth
                                                 AST Goldman Sachs Small-Cap Value
                                                 AST High Yield
                                                 AST Horizon Growth Asset Allocation
                                                 AST Horizon Moderate Asset Allocation
                                                 AST International Growth

                                           AST International Value
                                           AST JP Morgan International Equity
                                           AST J.P. Morgan Strategic Opportunities
                                             Portfolio
                                           AST Large-Cap Value
                                           AST Lord Abbett Bond-Debenture
                                           AST Marsico Capital Growth
                                           AST MFS Global Equity
                                           AST MFS Growth
                                           AST Mid-Cap Value
                                           AST Money Market
                                           AST Neuberger Berman Mid-Cap Growth
                                           AST Neuberger Berman/LSV Mid-Cap Value
                                           AST Neuberger Berman Small-Cap Value
                                           AST Parametric Emerging Markets Equity
                                           AST PIMCO Limited Maturity Bond
                                           AST PIMCO Total Return Bond Portfolio
                                           AST Preservation Asset Allocation
                                           AST QMA US Equity Alpha
                                           AST Schroders Multi-Asset World Strategies
                                             Asset Allocation
                                           AST Small-Cap Growth
                                           AST Small-Cap Value
                                           AST T. Rowe Price Asset Allocation
                                           AST T. Rowe Price Global Bond
                                           AST T. Rowe Price Large-Cap Growth
                                           AST T. Rowe Price Natural Resources
                                           AST Western Asset Core Plus Bond
                                           Franklin Templeton VIP Funding Funds
                                             Allocation Fund
                                           Profund VP Consumer Goods
                                           Profund VP Consumer Services
                                           Profund VP Financials
                                           Profund VP Health Care
                                           Profund VP Industrials
                                           Profund VP Large-Cap Growth
                                           Profund VP Large-Cap Value
                                           Profund VP Mid-Cap Growth
                                           Profund VP Mid-Cap Value
                                           Profund VP Real Estate
                                           Profund VP Small-Cap Growth
                                           Profund VP Small-Cap Value
                                           Profund VP Telecommunications
                                           Profund VP Utilities




MARKET VALUE ADJUSTMENT OPTIONS

When you allocate your Account Value to an MVA Option, you earn a fixed rate of interest over a set period of time called a Guarantee Period. There are two types of MVA Options available under each Annuity - the Long-Term MVA Options and the DCA MVA Options. We discuss each MVA Option below. In brief, under the Long-Term MVA Options, you earn interest over a multi-year time period that you have selected. Currently, the Guarantee Periods we offer are 3 years, 5 years, 7 years, and 10 years. We reserve the right to eliminate any or all of these Guarantee Periods or offer Guarantee Periods of different durations. Under the DCA MVA Options, you earn interest over a 6 month or 12 month period while your Account Value in that option is systematically transferred monthly to the Sub-accounts you have designated.


For the Long-Term MVA Option, a Guarantee Period for an MVA Option begins:


    .  when all or part of a Purchase Payment is allocated to that MVA Option;

    . upon transfer of any of your Account Value to a Long-Term MVA Option for that particular Guarantee Period; or

    .  when you "renew" an MVA Option into a new Guarantee Period.

RATES FOR MVA OPTIONS

We do not have a single method for determining the fixed interest rates for the MVA Options. In general, the interest rates we offer for MVA Options will reflect the investment returns available on the types of investments we make to support our fixed rate guarantees. These investment types may include cash, debt securities guaranteed by the United States government and its agencies and instrumentalities, money market instruments, corporate debt obligations of different durations, private placements, asset-backed obligations and municipal bonds. In determining rates we also consider factors such as the length of the Guarantee Period for the MVA Option, regulatory and tax requirements, liquidity of the markets for the type of investments we make, commissions, administrative and investment expenses, our insurance risks in relation to the MVA Options, general economic trends and competition. We also take into consideration mortality, expense, administration, profit and other factors in determining the interest rates we credit to MVA Options, and therefore, we credit lower interest rates due to the existence of these factors than we otherwise would.

The interest rate credited to an MVA Option is the rate in effect when the Guarantee Period begins and does not change during the Guarantee Period. The rates are an effective annual rate of interest. We determine the interest rates for the various Guarantee Periods. At the time that we confirm your MVA Option, we will advise you of the interest rate in effect and the date your MVA Option matures. We may change the rates we credit to new MVA Options at any time. To inquire as to the current rates for the MVA Options, please call 1-888-PRU-2888. MVA Options may not be available in all States and are subject to a minimum rate.

To the extent permitted by law, we may establish different interest rates for MVA Options offered to a class of Owners who choose to participate in various optional investment programs we make available. This may include, but is not limited to, Owners who elect to use DCA MVA Options.


For any MVA Option, you will not be permitted to allocate or renew to the MVA Option if the Guarantee Period associated with that MVA Option would end after your Latest Annuity Date. Thus, for example, we would not allow you to start a new Guarantee Period of 5 years if the Owner/Annuitant were aged 94, because the 5 year period would end after the Latest Annuity Date.


MARKET VALUE ADJUSTMENT


With certain exceptions, if you transfer or withdraw Account Value from an MVA Option prior to the end of the applicable Guarantee Period, you will be subject to a Market Value Adjustment or "MVA". We assess an MVA (whether positive or negative) upon:


    . any surrender, partial withdrawal (including a systematic withdrawal, Medically Related Surrender, or a withdrawal program under Sections 72(t) or 72 (q) of the Code), or transfer out of an MVA Option made outside the 30 days immediately preceding the maturity of the Guarantee Period; and


    . your exercise of the Free Look right under your Annuity, unless prohibited by law.


We will NOT assess an MVA (whether positive or negative) in connection with any of the following:

    . withdrawals made to meet Required Minimum Distribution requirements under the Code in relation to your Annuity or a required distribution if your Annuity is held as a Beneficiary Annuity, but only if the Requirement Minimum Distribution or required distribution from Beneficiary Annuity is an amount that we calculate and is distributed through a program that we offer;

    . transfers or withdrawals from an MVA Option during the 30 days immediately prior to the end of the applicable Guarantee Period, including the Maturity Date of the MVA option;

    .  transfers made in accordance with our 6 or 12 Month DCA Program;

    .  when a Death Benefit is determined;

    .  deduction of a Annual Maintenance Fee for the Annuity;


    .  Annuitization under the Annuity; and


    . transfers made pursuant to a mathematical formula used with an optional benefit (e.g., Highest Daily Lifetime 6 Plus).

The amount of the MVA is determined according to the formulas set forth in Appendix E. We use one formula for the Long-Term MVA Option and another formula for the DCA MVA Option. In general, the amount of the MVA is dependent on the difference between interest rates at the time your MVA Option was established and current interest rates for the remaining Guarantee Period of your MVA Option. For the Long-Term MVA Option, as detailed in the formula, we essentially (i) divide the current interest rate you are receiving under the Guarantee Period by the interest rate (plus a "liquidity factor") we are crediting for a Guarantee Period equal in duration to the time remaining under the Guarantee Period and (ii) raise that quotient by a mathematical power that represents the time remaining until the maturity of the Guarantee Period. That result produces the MVA factor. If we have no interest rate for a Guarantee Period equal in duration to the time remaining under the Guarantee Period, we may use certain US Treasury interest rates to calculate a proxy for that interest rate. All else being equal, the longer the time remaining until the maturity of the MVA Option, the larger the mathematical power that is applied to the quotient in (i) above, and thus the larger the MVA itself. The formula for the DCA MVA Options works in a similar fashion, except both interest rates used in the MVA formula are derived directly from the Federal Reserve's "Constant Maturity Treasury (CMT) rate." Under either formula, the MVA may be positive or negative, and a negative MVA could result in a loss of interest previously earned as well as some portion of your Purchase Payments.


LONG TERM MVA OPTIONS


We offer Long Term MVA Options, offering a range of durations. When you select this option, your payment will earn interest at the established rate for the applicable Guarantee Period. A new Long Term MVA Option is established every time you allocate or transfer money into a Long Term MVA Option. You may have money allocated in more than one Guarantee Period at the same time. This could result in your money earning interest at different rates and each Guarantee Period maturing at a different time. While the interest rates we credit to the MVA Options may change from time to time, the minimum interest rate is what is set forth in your Annuity.


We retain the right to limit the amount of Account Value that may be transferred into a new or out of an existing a Long-Term MVA Option and/or to require advance notice for transfers exceeding a specified amount. In addition, we reserve the right to limit or restrict the availability of certain Guarantee Periods from time to time.

DCA MVA Options


In addition to the Long-Term MVA Options, we offer DCA MVA Options that are used with our 6 or 12 Month DCA Program. Amounts allocated to the DCA MVA Options earn the declared rate of interest while the amount is transferred over a 6 or 12 month period into the Sub-accounts that you have designated. Because the interest we credit is applied against a balance that declines as transfers are made periodically to the Subaccounts, you do not earn interest on the full amount you allocated initially to the DCA MVA Options. A dollar cost averaging program does not assure a profit, or protect against a loss. For a complete description of our 6 or 12 month DCA Program, see the applicable section of this prospectus within the section entitled "Managing Your Account Value."


MVA Option Separate Account


Amounts allocated to an MVA Option become part of a legally-insulated, non-unitized Separate Account of Pruco Life established under state law, although that Separate Account is not registered under the Investment Company Act of 1940, and you do not participate in the appreciation or depreciation in the value of the securities held in the Separate Account.


GUARANTEE PERIOD TERMINATION

An MVA Option ends on the earliest of (a) the "Maturity Date" of the Guarantee Period (b) the date the entire amount in the MVA Option is withdrawn or transferred (c) the Annuity Date (d) the date the Annuity is surrendered and
(e) the date as of which a Death Benefit is determined, unless the Annuity is continued by a spousal Beneficiary.

We will notify you before the end of the Guarantee Period. You may elect to have the value of the Long Term MVA Option on its Maturity Date transferred to any Investment Option, including any Long Term MVA Option, we then make available. If we do not receive instructions from you in Good Order at our Service Office before the Maturity Date of the Long Term MVA Option, regarding how the Account Value in your maturing Long Term MVA Option is to be allocated, we will allocate the Account Value in the maturing Long Term MVA Option to the AST Money Market Sub-account, unless the Maturity Date is the Annuity Date. We will not assess an MVA if you choose to renew an MVA Option on its Maturity Date or transfer the Account Value to another Investment Option on the Maturity Date (or at any time during the 30 days immediately preceding the Maturity
Date).

                         FEES, CHARGES, AND DEDUCTIONS

In this section, we provide detail about the charges you incur if you own the Annuity.

The charges under the Annuity are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the Annuity. They are also designed, in the aggregate, to compensate us for the risks of loss we assume. If, as we expect, the charges that we collect from the Annuity exceed our total costs in connection with the Annuity, we will earn a profit. Otherwise we will incur a loss. For example, Pruco Life may make a profit on the Insurance Charge if, over time, the actual costs of providing the guaranteed insurance obligations and other expenses under the Annuity are less than the amount we deduct for the Insurance Charge. To the extent we make a profit on the Insurance Charge, such profit may be used for any other corporate purpose

The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In general, a given charge under the Annuity compensates us for our costs and risks related to that charge and may provide for a profit. However, it is possible that with respect to a particular obligation we have under this Annuity, we may be compensated not only by the charge specifically tied to that obligation, but also from one or more other charges we impose.


With regard to charges that are assessed as a percentage of the value of the Sub-accounts, please note that such charges are assessed through a reduction to the Unit value of your investment in each Sub-account, and in that way reduce your Account Value.

Transfer Fee: Currently, you may make twenty (20) free transfers between Investment Options each Annuity Year. We may charge $10 for each transfer after the twentieth in each Annuity Year. We do not consider transfers made as part of a Dollar Cost Averaging, Automatic Rebalancing or Custom Portfolio Program when we count the twenty free transfers. All transfers made on the same day will be treated as one (1) transfer. Renewals or transfers of Account Value from an MVA Option within the 30 days immediately preceding the end of its Guarantee Period are not subject to the Transfer Fee and are not counted toward the twenty free transfers. Similarly, transfers made under our 6 or 12 Month DCA Program and transfers made pursuant to a formula used with an optional benefit are not subject to the Transfer Fee and are not counted toward the twenty free transfers. Transfers made through any electronic method or program we specify are not counted toward the twenty free transfers. The transfer fee is deducted pro rata from all Subaccounts in which you maintain Account Value immediately subsequent to the transfer.

Annual Maintenance Fee: Prior to Annuitization, we deduct an Annual Maintenance Fee. The Annual Maintenance Fee is equal to $50 or 2% of your Unadjusted Account Value, whichever is less. This fee will be deducted annually on the anniversary of the Issue Date of your Annuity or, if you surrender your Annuity during the Annuity Year, the fee is deducted at the time of surrender unless the surrender is taken within 30 days of most recently assessed Annual Maintenance Fee. The fee is taken out first from the Sub-accounts pro rata, and then from the MVA Options (if the amount in the Sub-accounts is insufficient to pay the fee). The Annual Maintenance Fee is only deducted if the sum of the Purchase Payments at the time the fee is deducted is less than $100,000. We do not impose the Annual Maintenance Fee upon Annuitization (unless Annuitization occurs on an Annuity anniversary), or the payment of a Death Benefit. For Beneficiaries that elect the Beneficiary Continuation Option, the Annual Maintenance Fee is the lesser of $30 or 2% of Unadjusted Account Value and is only assessed if the Unadjusted Account Value is less than $25,000 at the time the fee is assessed. The amount of the Annual Maintenance Fee may differ in certain states.

Tax Charge: Some states and some municipalities charge premium taxes or similar taxes on annuities that we are required to pay. The amount of tax will vary from jurisdiction to jurisdiction and is subject to change. We reserve the right to deduct the tax either when Purchase Payments are received, upon surrender or upon Annuitization. If deducted upon Annuitization, we would deduct the tax from your Unadjusted Account Value. The tax charge is designed to approximate the taxes that we are required to pay and is assessed as a percentage of Purchase Payments, Surrender Value, or Account Value as applicable. The tax charge currently ranges up to 3.5%.

We may assess a charge against the Sub-accounts and the MVA Options equal to any taxes which may be imposed upon the Separate Accounts.

Insurance Charge: We deduct an Insurance Charge daily based on the annualized rate shown in the "Summary of Contract Fees and Charges." The charge is assessed against the assets allocated to the Sub-accounts. The Insurance Charge is the combination of the Mortality & Expense Risk Charge and the Administration Charge. The Insurance Charge is intended to compensate Pruco Life for providing the insurance benefits under the Annuity, including the Annuity's basic Death Benefit that provides guaranteed benefits to your Beneficiaries even if your Account Value declines, and the risk that persons we guarantee annuity payments to will live longer than our assumptions. The charge also covers administrative costs associated with providing the Annuity benefits, including preparation of the contract and prospectus, confirmation statements, annual account statements and annual reports, legal and accounting fees as well as various related expenses. Finally, the charge covers the risk that our assumptions about the mortality risks and expenses under the Annuity are incorrect and that we have agreed not to increase these charges over time despite our actual costs.

Optional Benefits for which we assess a charge: If you elect to purchase optional benefits, we will deduct an additional charge. For some optional benefits, the charge is assessed against your Account Value allocated to the Sub-accounts. These charges are included in the daily calculation of the Unit Price for each Sub-account. For certain other optional benefits, such as Highest Daily Lifetime 6 Plus, the charge is assessed against the greater of the Unadjusted Account Value and the Protected Withdrawal Value and is taken out of the Sub-accounts quarterly. Please refer to the section entitled "Summary of Contract Fees and Charges" for the list of charges for each optional benefit.


Settlement Service Charge: If your Beneficiary takes the death benefit under a Beneficiary Continuation Option, the Insurance Charge no longer applies. However, we then begin to deduct a Settlement Service Charge which is assessed daily against the assets allocated to the Sub-accounts and is equal to an annualized charge of 1.00%.

Fees and Expenses Incurred by the Portfolios: Each portfolio incurs total annualized operating expenses comprised of an investment management fee, other expenses and any distribution and service (12b-1) fees or short sale expenses that may apply. These fees and expenses are reflected daily by each portfolio before it provides Pruco Life with the net asset value as of the close of business each Valuation Day. More detailed information about fees and expenses can be found in the prospectuses for the portfolios.


MVA OPTION CHARGES

No specific fees or expenses are deducted when determining the rates we credit to an MVA Option. However, for some of the same reasons that we deduct the Insurance Charge against the Account Value allocated to the Sub-accounts, we also take into consideration mortality, expense, administration, profit and other factors in determining the interest rates we credit to an MVA Option.

ANNUITY PAYMENT OPTION CHARGES

If you select a fixed payment option, the amount of each fixed payment will depend on the Unadjusted Account Value of your Annuity when you elected to annuitize. There is no specific charge deducted from these payments; however, the amount of each annuity payment reflects assumptions about our insurance expenses. Also, a tax charge may apply.

EXCEPTIONS/REDUCTIONS TO FEES AND CHARGES

We may reduce or eliminate certain fees and charges or alter the manner in which the particular fee or charge is deducted. For example, we may reduce or eliminate the amount of the Annual Maintenance Fee or reduce the portion of the total Insurance Charge that is deducted as an Administration Charge. We will not discriminate unfairly between Annuity purchasers if and when we reduce any fees and charges.

                            PURCHASING YOUR ANNUITY

REQUIREMENTS FOR PURCHASING THE ANNUITY


Initial Purchase Payment: Unless we agree otherwise and subject to our rules, you must make an initial Purchase Payment of at least $10,000 for the
Advisor       Series. However, if you decide to make payments under a
systematic investment or an electronic funds transfer program, we may accept a lower initial Purchase Payment provided that, within the first Annuity Year, your subsequent Purchase Payments plus your initial Purchase Payment total the minimum initial Purchase Payment amount required for the Annuity purchased.


We must approve any initial and additional Purchase Payments where the total amount of Purchase Payments equal $1,000,000 or more with respect to this Annuity and any other annuities you are purchasing from us (or that you already own) and/or our affiliates. Applicable laws designed to counter terrorists and prevent money laundering might, in certain circumstances, require us to block an Annuity Owner's ability to make certain transactions, and thereby refuse to accept Purchase Payments or requests for transfers, partial withdrawals, total withdrawals, death benefits, or income payments until instructions are received from the appropriate regulator. We also may be required to provide additional information about you and your Annuity to government regulators.

Except as noted below, Purchase Payments must be submitted by check drawn on a U.S. bank, in U.S. dollars, and made payable to Pruco Life. Purchase payments may also be submitted via 1035 exchange or direct transfer of funds. Under certain circumstances, Purchase Payments may be transmitted to Pruco Life via wiring funds through your Financial Professional's broker-dealer firm. Additional Purchase Payments may also be applied to your Annuity under an electronic funds transfer, an arrangement where you authorize us to deduct money directly from your bank account. We may reject any payment if it is received in an unacceptable form. Our acceptance of a check is subject to our ability to collect funds.

Once we accept your application, we invest your Purchase Payment in your Annuity according to your instructions. You can allocate Purchase Payments to one or more available Investment Options. Investment restrictions will apply if you elect optional benefits.

Age Restrictions: Unless we agree otherwise and subject to our rules, each of the Owner(s) and Annuitant(s) must not be older than a maximum issue age as of the Issue Date of the Annuity, which is age 85. If you purchase a Beneficiary Annuity, the maximum issue is 70 based on the Key Life. The availability and level of protection of certain optional benefits may vary based on the age of the oldest Owner (or Annuitant, if entity owned) on the Issue Date of the Annuity or the date of the Owner's death. In addition, the broker-dealer firm through which you are purchasing the Annuity may impose a younger maximum issue age than what is described above - check with the broker-dealer firm for details.

Additional Purchase Payments. If allowed by applicable state law, you may make additional Purchase Payments, provided that the payment is at least $100 (we impose a $50 minimum for EFT purchases). We may amend this Purchase Payment minimum, and/or limit the Investment Options to which you may direct Purchase Payments. You may make additional Purchase Payments, unless the Annuity is held as a Beneficiary Annuity, at any time before the earlier of the Annuity Date and the oldest of the Owner's and Annuitant's 86/th/ birthday. However, Purchase Payments are not permitted after the Account Value is reduced to zero. We may limit or reject any Purchase Payment, but would do so only on a non-discriminatory basis. Depending on the tax status of your Annuity (e.g, if you own the Annuity through an IRA), there may be annual contribution limits dictated by applicable law. Please see the Tax Considerations section for additional information on these contribution limits.

Additional Purchase Payments will be allocated to the Investment Options according to your instructions. If you have not provided any allocation instructions with the additional Purchase Payment, we will allocate the Purchase Payment on a pro rata basis to the Sub-accounts in which your Account Value is then allocated, excluding any Sub-accounts to which you may not electively allocate Account Value.


DESIGNATION OF OWNER, ANNUITANT, AND BENEFICIARY

Owner, Annuitant and Beneficiary Designations: We will ask you to name the Owner(s), Annuitant and one or more Beneficiaries for your Annuity.


    . Owner: The Owner(s) holds all rights under the Annuity. You may name up to two Owners in which case all ownership rights are held jointly. Generally, joint Owners are required to act jointly; however, if each Owner provides us with an instruction that we find acceptable, we will permit each Owner to act independently on behalf of both Owners. All information and documents that we are required to send you will be sent to the first named Owner. Co-ownership by entity Owners or an entity Owner and an individual is not permitted. Refer to the Glossary of Terms for a complete description of the term "Owner." Prior to Annuitization, there is no right of survivorship (other than any spousal continuance right that may be available to a surviving spouse).


    . Annuitant: The Annuitant is the person upon whose life we make annuity payments. You must name an Annuitant who is a natural person. We do not accept a designation of joint Annuitants during the Accumulation Period. In limited circumstances and where allowed by law, we may allow you to name one or more "Contingent Annuitants" with our prior approval. Generally, a Contingent Annuitant will become the Annuitant if the Annuitant dies before the Annuity Date. Please refer to the discussion of "Considerations for Contingent Annuitants" in the Tax Considerations section of the prospectus. For Beneficiary Annuities, instead of an Annuitant there is a "Key Life" which is used to determine the annual required distributions.

    . Beneficiary: The Beneficiary is the person(s) or entity you name to receive the Death Benefit. Your Beneficiary designation should be the exact name of your Beneficiary, not only a reference to the Beneficiary's relationship to you. If you use a class designation in lieu of designating individuals (e.g. "surviving children"), we will pay the class of Beneficiaries as determined at the time of your death and not the class of Beneficiaries that existed at the time the designation was made. If no Beneficiary is named, the Death Benefit will be paid to you or your estate. For Beneficiary Annuities, instead of a Beneficiary, the term "Successor" is used.

Your right to make certain designations may be limited if your Annuity is to be used as an IRA, Beneficiary Annuity or other "qualified" investment that is given beneficial tax treatment under the Code. You should seek competent tax advice on the income, estate and gift tax implications of your designations.

"Beneficiary" Annuity

You may purchase an Annuity if you are a Beneficiary of an account that was owned by a decedent, subject to the following requirements. You may transfer the proceeds of the decedent's account into one of the Annuities described in this prospectus and receive distributions that are required by the tax laws. This transfer option is not available if the proceeds are being transferred from an annuity issued by us or one of our affiliates and the annuity offers a "Beneficiary Continuation Option".

Upon purchase, the Annuity will be issued in the name of the decedent for your benefit. You must take required distributions at least annually, which we will calculate based on the applicable life expectancy in the year of the decedent's death, using Table 1 in IRS Publication 590.


For IRAs and Roth IRAs, distributions must begin by December 31 of the year following the year of the decedent's death. If you are the surviving spouse Beneficiary, distributions may be deferred until the decedent would have attained age 70 1/2, however if you choose to defer distributions, you are responsible for complying with the distribution requirements under the Code, and you must notify us when you would like distributions to begin. For additional information regarding the tax considerations applicable to Beneficiaries of an IRA or Roth IRA, see "Required Distributions Upon Your Death for Qualified Annuity Contracts" in the Tax Considerations section of this prospectus.

For non-qualified Annuities, distributions must begin within one year of the decedent's death. For additional information regarding the tax considerations applicable to Beneficiaries of a non-qualified Annuity see "Required Distributions Upon Your Death for Nonqualified Annuity Contracts" in the Tax Considerations section of this prospectus.


You may take withdrawals in excess of your required distributions. Any withdrawals you take count toward the required distribution for the year. All applicable charges will be assessed against your Annuity, such as the Insurance Charge and the Annual Maintenance Fee.

The Annuity provides a basic Death Benefit upon death, and you may name "successors" who may either receive the Death Benefit as a lump sum or continue receiving distributions after your death under the Beneficiary Continuation Option.

Please note the following additional limitations for a Beneficiary Annuity:

.. No additional Purchase Payments are permitted. You may only make a one-time initial Purchase Payment transferred to us directly from another annuity or eligible account. You may not make your Purchase Payment as an indirect rollover, or combine multiple assets or death benefits into a single contract as part of this Beneficiary Annuity.

..  You may not elect any optional living or death benefits.

..  You may not annuitize the Annuity; no annuity options are available.

..  You may participate only in the following programs: Auto-Rebalancing, Dollar
   Cost Averaging (but not the 6 or 12 Month DCA Program), or Systematic Withdrawals.

.. You may not assign or change ownership of the Annuity, and you may not change or designate another life upon which distributions are based. A Beneficiary Annuity may not be co-owned.


..  If the Annuity is funded by means of transfer from another Beneficiary
   Annuity with another company, we require that the sending company or the beneficial Owner provide certain information in order to ensure that applicable required distributions have been made prior to the transfer of the contract proceeds to us. We further require appropriate information to enable us to accurately determine future distributions from the Annuity. Please note we are unable to accept a transfer of another Beneficiary Annuity where taxes are calculated based on an exclusion amount or an exclusion ratio of earnings to original investment. We are also unable to accept a transfer of an annuity that has annuitized.

.. The beneficial Owner of the Annuity can be an individual, grantor trust, or, for an IRA or Roth IRA, a qualified trust. In general, a qualified trust
   (1) must be valid under state law; (2) must be irrevocable or became irrevocable by its terms upon the death of the IRA or Roth IRA Owner; and
   (3) the Beneficiaries of the trust who are Beneficiaries with respect to the trust's interest in this Annuity must be identifiable from the trust instrument and must be individuals. A qualified trust may be required to provide us with a list of all Beneficiaries to the trust (including contingent and remainder Beneficiaries with a description of the conditions on their entitlement), all of whom must be individuals, as of September 30th of the year following the year of death of the IRA or Roth IRA Owner, or date of Annuity application if later. The trustee may also be required to provide a copy of the trust document upon request. If the beneficial Owner of the Annuity is a grantor trust, distributions must be based on the life expectancy of the grantor. If the beneficial Owner of the Annuity is a qualified trust, distributions must be based on the life expectancy of the oldest Beneficiary under the trust.

.. If this Beneficiary Annuity is transferred to another company as a tax-free exchange with the intention of qualifying as a Beneficiary annuity with the receiving company, we may require certifications from the receiving company that required distributions will be made as required by law.


.. If you are transferring proceeds as Beneficiary of an annuity that is owned by a decedent, we must receive your transfer request at least 45 days prior to your first or next required distribution. If, for any reason, your transfer request impedes our ability to complete your required distribution by the required date, we will be unable to accept your transfer request.

RIGHT TO CANCEL


You may cancel (or "Free Look") your Annuity for a refund by notifying us in Good Order or by returning the Annuity to our Service Office or to the representative who sold it to you within 10 days after you receive it (or such other period as may be required by applicable law). The Annuity can be mailed or delivered either to us, at our Service Office, or to the representative who sold it to you. Return of the Annuity by mail is effective on being postmarked, properly addressed and postage prepaid. Unless otherwise required by applicable law, the amount of the refund will equal the Account Value as of the Valuation Day we receive the returned Annuity at our Service Office or the cancellation request in Good Order, plus any fees or tax charges deducted from the Purchase Payment. However, where we are required by applicable law to return Purchase Payments, we will return the greater of Account Value and if Account Value is greater than Purchase Payments. If you had Account Value allocated to any MVA Option upon your exercise of the Free Look, we will calculate any applicable MVA with a zero "liquidity factor". See the section of this prospectus entitled "Market Value Adjustment Options."


SCHEDULED PAYMENTS DIRECTLY FROM MY BANK ACCOUNT


You can make additional Purchase Payments to your Annuity by authorizing us to deduct money directly from your bank account and applying it to your Annuity, unless the Annuity is held as a Beneficiary Annuity. Investment restrictions will apply if you elect optional benefits. No additional Purchase Payments are permitted if you have elected the Beneficiary Annuity. We may suspend or cancel electronic funds transfer privileges if sufficient funds are not available from the applicable financial institution on any date that a transaction is scheduled to occur.


SALARY REDUCTION PROGRAMS

These types of programs are only available with certain types of qualified investments. If your employer sponsors such a program, we may agree to accept periodic Purchase Payments through a salary reduction program as long as the allocations are not directed to the MVA Options.

MANAGING YOUR ANNUITY

CHANGE OF OWNER, ANNUITANT AND BENEFICIARY DESIGNATIONS


You may change the Owner, Annuitant and Beneficiary designations by sending us a request in Good Order, which will be effective when received at our Service Office. However, if the Annuity is held as a Beneficiary Annuity, the Owner may not be changed and you may not designate another Key Life upon which distributions are based. As of the Valuation Day we receive an ownership change, any automated investment or withdrawal programs will be canceled. The new Owner must submit the applicable program enrollment if they wish to participate in such a program. Where allowed by law, such changes will be subject to our acceptance. Any change we accept is subject to any transactions processed by us before we receive the notice of change at our Service Office. Some of the changes we will not accept include, but are not limited to:


    . a new Owner subsequent to the death of the Owner or the first of any co-Owners to die, except where a spouse-Beneficiary has become the Owner as a result of an Owner's death:

    . a new Annuitant subsequent to the Annuity Date if the annuity option includes a life contingency;

    .  a new Annuitant prior to the Annuity Date if the Owner is an entity;

    . a new Owner such that the new Owner is older than the age for which we would then issue the Annuity as of the effective date of such change, unless the change of Owner is the result of spousal continuation; and

    . a designation change if the change request is received at our Service Office after the Annuity Date; or

    . A change of Beneficiary designation if the change request is received at our Service Office after the Annuity Date.


In general, you may change the Owner, Annuitant, and Beneficiary designations as indicated above, and also may assign the Annuity. However, we reserve the right to reject any proposed change of Owner, Annuitant, or Beneficiary, as well as any proposed assignment of the Annuity. We will implement this right on a non-discriminatory basis. There are restrictions on designation changes when you have elected certain optional benefits. We assume no responsibility for the validity or tax consequences of any change of ownership.


Death Benefit Suspension Upon Change of Owner or Annuitant. If there is a change of Owner or Annuitant, the change may affect the amount of the Death Benefit. See the Death Benefits and Optional Death Benefit Riders section of this prospectus for additional details.

Spousal Designations


If an Annuity is co-owned by spouses, we will assume that the sole primary Beneficiary is the surviving spouse that was named as the co-Owner unless you elect an alternative Beneficiary designation.


Depending on the state in which your annuity is issued, we may offer certain spousal benefits to civil union couples or same-sex marriages. You should be aware, however, that federal tax law does not recognize civil unions or same-sex marriages. Therefore, we cannot permit a civil union partner or same-sex spouse to continue the annuity upon the death of the first partner within the meaning of the federal tax law. This limits the benefits afforded a civil union partner or same-sex spouse under the annuity's "spousal continuance" provision. Civil union couples and same-sex marriage spouses should consider that limitation before selecting a spousal benefit under the annuity.

Contingent Annuitant


Generally, if an Annuity is owned by an entity and the entity has named a Contingent Annuitant, the Contingent Annuitant will become the Annuitant upon the death of the Annuitant, and no Death Benefit is payable. Unless we agree otherwise, the Annuity is only eligible to have a Contingent Annuitant designation if the entity which owns the Annuity is (1) a plan described in Internal Revenue Code Section 72(s)(5)(A)(i) (or any successor Code section thereto); (2) an entity described in Code Section 72(u)(1) (or any successor Code section thereto); or (3) a Custodial Account established to hold retirement assets for the benefit of the natural person Annuitant pursuant to the provisions of Section 408(a) of the Internal Revenue Code (or any successor Code section thereto) ("Custodial Account").


Where the Annuity is held by a Custodial Account, the Contingent Annuitant will not automatically become the Annuitant upon the death of the Annuitant. Upon the death of the Annuitant, the Custodial Account will have the choice, subject to our rules, to either elect to receive the Death Benefit or elect to continue the Annuity. If the Custodial Account elects to continue the Annuity, the Death Benefit payable will equal the Death Benefit described in spousal continuation section of the Death Benefits and Optional Death Benefit Riders section of this prospectus.

See the section above entitled "Spousal Designations" for more information about how the Annuity can be continued by a Custodial Account.

                          MANAGING YOUR ACCOUNT VALUE

There are several programs we administer to help you manage your Account Value, as described in this section.

DOLLAR COST AVERAGING PROGRAMS

We offer Dollar Cost Averaging Programs during the Accumulation Period. In general, Dollar Cost Averaging allows you to systematically transfer an amount periodically from one Sub-account to one or more other Sub-accounts. You can choose to transfer earnings only, principal plus earnings or a flat dollar amount. You may elect a Dollar Cost Averaging program that transfers amounts monthly, quarterly, semi-annually, or annually from Sub-accounts (if you make no selection, we will effect transfers on a monthly basis). In addition, you may elect the 6 or 12 Month DCA Program described below.


There is no guarantee that Dollar Cost Averaging will result in a profit or protect against a loss in a declining market.


6 OR 12 MONTH DOLLAR COST AVERAGING PROGRAM (THE "6 OR 12 MONTH DCA PROGRAM")


The 6 or 12 Month DCA Program is subject to our rules at the time of election and may not be available in conjunction with other programs and benefits we make available. We may discontinue, modify or amend this program from time to time. The 6 or 12 Month DCA Program may not be available in all states or with certain benefits or programs.


Criteria for Participating in the Program

    . You may only allocate Purchase Payments to the DCA MVA Options. You may not transfer Account Value into this program. To institute a program, you must allocate at least $2,000 to the DCA MVA Options.


    . As part of your election to participate in the 6 or 12 Month DCA Program, you specify whether you want 6 or 12 monthly transfers under the program. We then set the monthly transfer amount, by dividing the Purchase Payment you have allocated to the DCA MVA Options by the number of months. For example, if you allocated $6,000, and selected a 6 month DCA Program, we would transfer $1,000 each month. We will adjust the monthly transfer amount if, during the transfer period, the amount allocated to the DCA MVA Options is reduced. In that event, we will re-calculate the amount of each remaining transfer by dividing the amount in the DCA MVA Option (including any interest) by the number of remaining transfers. If the recalculated transfer amount is below the minimum transfer required by the program, we will transfer the remaining amount from the DCA MVA Option on the next scheduled transfer and terminate the program.


    .  We impose no fee for your participation in the 6 or 12 Month DCA Program.

    . You may cancel the DCA Program at any time. If you do, we will transfer any remaining amount held within the DCA MVA Options according to your instructions, subject to any applicable MVA. If you do not provide any such instructions, we will transfer any remaining amount held in the DCA MVA Options on a pro rata basis to the Sub-accounts in which you are invested currently, excluding any Sub-accounts to which you are not permitted to electively allocate or transfer Account Value. If any such

       Sub-account is no longer available, we may allocate the amount that would have been applied to that Sub-account to the AST Money Market Sub-account.


    . We credit interest to amounts held within the DCA MVA Options at the applicable declared rates. We credit such interest until the earliest of the following (a) the date the entire amount in the DCA MVA Option has been transferred out; (b) the date the entire amount in the DCA MVA Option is withdrawn; (c) the date as of which any Death Benefit payable is determined, unless the Annuity is continued by a spouse Beneficiary (in which case we continue to credit interest under the program); or
       (d) the Annuity Date.


    . The interest rate earned in a DCA MVA Option will be no less than the minimum guaranteed interest rate. We may, from time to time, declare new interest rates for new Purchase Payments that are higher than the minimum guaranteed interest rate. Please note that the interest rate that we apply under the 6 or 12 Month DCA Program is applied to a declining balance. Therefore, the dollar amount of interest you receive will decrease as amounts are systematically transferred from the DCA MVA Option to the Sub-accounts, and the effective interest rate earned will therefore be less than the declared interest rate.

Details Regarding Program Transfers


    .  Transfers made under this program are not subject to any MVA.

    . Any withdrawals, transfers, or fees deducted from the DCA MVA Options will reduce the amount in the DCA MVA Options. If you have only one 6 or 12 Month DCA Program in operation, withdrawals, transfers, or fees may be deducted from the DCA MVA Options associated with that program. You may, however, have more than one 6 or 12 Month DCA Program operating at the same time (so long as any such additional 6 or 12 Month DCA Program is of the same duration). For example, you may have more than one 6 month DCA Program running, but may not have a 6 month Program running simultaneously with a 12 month Program.


    . 6 or 12 Month DCA transfers will begin on the date the DCA MVA Option is established (unless modified to comply with state law) and on each month following until the entire principal amount plus earnings is transferred.

    . We do not count transfers under the 6 or 12 Month DCA Program against the number of free transfers allowed under your Annuity.

    . The minimum transfer amount is $100, although we will not impose that requirement with respect to the final amount to be transferred under the Program.


    . If you are not participating in an optional benefit, we will make transfers under the 6 or 12 month DCA Program to the Sub-accounts that you specified upon your election of the Program. If you are participating in any optional benefit, we will allocate amounts transferred out of the DCA MVA Options in the following manner: (a) if you are participating in the Custom Portfolios Program, we will allocate to the Sub-accounts in accordance with the rules of that program (b) if you are not participating in the Custom Portfolios Program, we will make transfers under the 6 or 12 Month DCA Program to the Sub-accounts that you specified upon your election of the 6 or 12 Month DCA Program, provided those instructions comply with the allocation requirements for the optional benefit and (c) whether or not you participate in the Custom Portfolios Program, no portion of our monthly transfer under the 6 or 12 Month DCA Program will be directed initially to the AST Investment Grade Bond Portfolio Sub-account used with the optional benefit (although the DCA MVA Option is treated as a "Permitted Sub-account" for purposes of transfers made by any predetermined mathematical formula associated with the optional benefit).

    . If you are participating in an optional benefit and also are participating in the 6 or 12 Month DCA Program, and the pre-determined mathematical formula under the benefit dictates a transfer from the Permitted Sub-accounts to the applicable AST Investment Grade Bond Portfolio Sub-account, then the amount to be transferred will be taken entirely from the Sub-accounts, provided there is sufficient Account Value in those Sub-accounts to meet the required transfer amount. Only if there is insufficient Account Value in those Sub-accounts will an amount be transferred from the DCA MVA Options associated with the 6 or 12 Month DCA Program. Amounts transferred from the DCA MVA Options under the formula will be taken on a last-in, first-out basis.

    . If you are participating in one of our automated withdrawal programs (e.g., Systematic Withdrawals), we may include within that withdrawal program amounts held within the DCA MVA Options. If you have elected any optional living benefit, any withdrawals will be taken on a pro rata basis from your Sub-accounts and the DCA MVA Options. Such withdrawals will be assessed any applicable MVA.


AUTOMATIC REBALANCING PROGRAMS

During the Accumulation Period, we offer Automatic Rebalancing among the Sub-accounts you choose. You can choose to have your Account Value rebalanced monthly, quarterly, semi-annually, or annually. On the appropriate date, the Sub-accounts you choose are rebalanced to the allocation percentages you requested. With Automatic Rebalancing, we transfer the appropriate amount from the "overweighted" Sub-accounts to the "underweighted" Sub-accounts to return your allocations to the percentages you request. For example, over time the performance of the Sub-accounts will differ, causing your percentage allocations to shift. You may make additional transfers; however, the Automatic Rebalancing program will not reflect such transfers unless we receive instructions from you indicating that you would like to adjust the program. There is no minimum Account Value required to enroll in Automatic Rebalancing. All rebalancing transfers as part of an Automatic Rebalancing program are not included when counting the number of transfers each year toward the maximum number of free transfers. We do not deduct a charge for participating in an Automatic Rebalancing program. Participation in the Automatic Rebalancing program may be restricted if you are enrolled in certain other optional programs. Sub-accounts that are part of a systematic withdrawal program or Dollar Cost Averaging program will be excluded from an Automatic Rebalancing program.


If you are participating in an optional living benefit (such as Highest Daily Lifetime 6 Plus) that makes transfers under a pre-determined mathematical formula, and you have opted for automatic rebalancing, you should be aware that: (a) the AST bond portfolio used as part of the pre-determined mathematical formula will not be included as part of automatic rebalancing and
(b) the operation of the formula may result in the rebalancing not conforming precisely to the percentage allocations that you specified originally as part of your Automatic Rebalancing Program.


AUTHORIZATION OF A THIRD PARTY INVESTMENT ADVISOR TO MANAGE MY ACCOUNT

This Annuity is intended to be used where you have engaged your own investment advisor to provide advice regarding the allocation of your Account Value. Such an investment advisor may be a firm or person appointed by us, or whose affiliated broker-dealers are appointed by us, as authorized sellers of the Annuity. Even if this is the case, however, please note that the investment advisor you engage to provide advice and/or make transfers for you, is not acting on our behalf, but rather is acting on your behalf. We do not offer advice about how to allocate your Account Value under any circumstance. As such, we are not responsible for any recommendations such investment advisors make, any investment models or asset allocation programs they choose to follow or any specific transfers they make on your behalf.

Any fee that is charged by your investment advisor is in addition to the fees and expenses that apply under your Annuity. Please be aware that if you authorize your investment advisor to withdraw amounts from your Annuity to pay for the investment advisor's fee, such fee deduction will be treated a withdrawal. As with any other withdrawal from your Annuity, you may incur adverse tax consequences, and/or an MVA. Additionally, any of the various living and death benefit guarantees, such as those provided by Highest Daily Lifetime 6 Plus, would be reduced in accordance with the provisions of those benefits.

We are not a party to the agreement you have with your investment advisor, and do not verify that amounts withdrawn from your Annuity, including amounts withdrawn to pay for the investment advisor's fee, are within the terms of your agreement with your investment advisor. You will, however, receive confirmations of transactions that affect your Annuity that among other things reflect advisory fees deducted from your Account Value. It is your responsibility to arrange for the payment of the advisory fee charged by your investment advisor. Similarly, it is your responsibility to understand the advisory services provided by your investment advisor and the advisory fees charged for those services.

Special Rules for Distributions to Pay Advisory Fees

We treat partial withdrawals to pay advisory fees as taxable distributions unless your Annuity is being used in conjunction with a "qualified" retirement plan (plans meeting the requirements of Sections 401, 403 or 408 of the Code).

FINANCIAL PROFESSIONAL PERMISSION TO FORWARD TRANSACTION INSTRUCTIONS


Unless you direct otherwise, your Financial Professional may forward instructions regarding the allocation of your Account Value, and request financial transactions involving Investment Options. If your Financial Professional has this authority, we deem that all such transactions that are directed by your Financial Professional with respect to your Annuity have been authorized by you. You will receive a confirmation of any financial transaction involving the purchase or sale of Units of your Annuity. You must contact us immediately if and when you revoke such authority. We will not be responsible for acting on instructions from your Financial Professional until we receive notification of the revocation of such person's authority. We may also suspend, cancel or limit these authorizations at any time. In addition, we may restrict the Investment Options available for transfers or allocation of Purchase Payments by such Financial Professional. We will notify you and your Financial Professional if we implement any such restrictions or prohibitions.

Please Note: Contracts managed by your Financial Professional also are subject to the restrictions on transfers between Investment Options that are discussed in the section below entitled "RESTRICTIONS ON TRANSFERS BETWEEN INVESTMENT OPTIONS" We may also require that your Financial Professional transmit all financial transactions using the electronic trading functionality available through our Internet website (www.PrudentialAnnuities.com). Limitations that we may impose on your Financial Professional under the terms of an administrative agreement (e.g., a custodial agreement) do not apply to financial transactions requested by an Owner on their own behalf, except as otherwise described in this prospectus.


RESTRICTIONS ON TRANSFERS BETWEEN INVESTMENT OPTIONS


During the Accumulation Period you may transfer Account Value between Investment Options subject to the restrictions outlined below. Transfers are not subject to taxation on any gain. We do not currently require a minimum amount in each Sub-account you allocate Account Value to at the time of any allocation or transfer. Although we do not currently impose a minimum transfer amount, we reserve the right to require that any transfer be at least $50.

Transfers under this Annuity consist of those you initiate or those made under a systematic program, such as the 6 or 12 Month DCA Program, another dollar cost averaging program, or pursuant to a mathematical formula required as part of an optional benefit (e.g., Highest Daily Lifetime 6 Plus). The transfer restrictions discussed in this section apply only to the former type of transfer (i.e., a transfer that you initiate).

Once you have made 20 transfers among the Sub-accounts during an Annuity Year, we will accept any additional transfer request during that year only if the request is submitted to us in writing with an original signature and otherwise is in Good Order. For purposes of this 20 transfer limit, we (i) do not view a facsimile transmission as a "writing", (ii) will treat multiple transfer requests submitted on the same Valuation Day as a single transfer, and (iii) do not count any transfer that solely involves Sub-accounts corresponding to any ProFund portfolio and/or the AST Money Market Portfolio, or any transfer that involves one of our systematic programs, such as automated withdrawals.


Frequent transfers among Sub-accounts in response to short-term fluctuations in markets, sometimes called "market timing," can make it very difficult for a portfolio manager to manage a portfolio's investments. Frequent transfers may cause the portfolio to hold more cash than otherwise necessary, disrupt management strategies, increase transaction costs, or affect performance. In light of the risks posed to Owners and other investors by frequent transfers, we reserve the right to limit the number of transfers in any Annuity Year for all existing or new Owners and to take the other actions discussed below. We also reserve the right to limit the number of transfers in any Annuity Year or to refuse any transfer request for an Owner or certain Owners if: (a) we believe that excessive transfer activity (as we define it) or a specific transfer request or group of transfer requests may have a detrimental effect on Unit Values or the share prices of the portfolios; or (b) we are informed by a portfolio (e.g., by the portfolio's portfolio manager) that the purchase or redemption of shares in the portfolio must be restricted because the portfolio believes the transfer activity to which such purchase and redemption relates would have a detrimental effect on the share prices of the affected portfolio. Without limiting the above, the most likely scenario where either of the above could occur would be if the aggregate amount of a trade or trades represented a relatively large proportion of the total assets of a particular portfolio. In furtherance of our general authority to restrict transfers as described above, and without limiting other actions we may take in the future, we have adopted the following specific restrictions:

..  With respect to each Sub-account (other than the AST Money Market
   Sub-account, or a Sub-account corresponding to a ProFund portfolio), we track amounts exceeding a certain dollar threshold that were transferred into the Sub-account. If you transfer such amount into a particular Sub-account, and within 30 calendar days thereafter transfer (the "Transfer Out") all or a portion of that amount into another Sub-account, then upon the Transfer Out, the former Sub-account becomes restricted (the "Restricted Sub-account"). Specifically, we will not permit subsequent transfers into the Restricted Sub-account for 90 calendar days after the Transfer Out if the Restricted Sub-account invests in a non-international portfolio, or 180 calendar days after the Transfer Out if the Restricted Sub-account invests in an international portfolio. For purposes of this rule, we (i) do not count transfers made in connection with one of our systematic programs, such as auto rebalancing or under a pre-determined mathematical formula used with an optional living benefit; (ii) do not count any transfer that solely involves the AST Money Market Portfolio and an MVA Option; and (iii) do not categorize as a transfer the first transfer that you make after the Issue Date, if you make that transfer within 30 calendar days after the Issue Date. Even if an amount becomes restricted under the foregoing rules, you are still free to redeem the amount from your Annuity at any time.

.. We reserve the right to effect transfers on a delayed basis for all Annuities. That is, we may price a transfer involving the Sub-accounts on the Valuation Day subsequent to the Valuation Day on which the transfer request was received. Before implementing such a practice, we would issue a separate written notice to Owners that explains the practice in detail.


If we deny one or more transfer requests under the foregoing rules, we will inform you or your Financial Professional promptly of the circumstances concerning the denial.


There are contract Owners of different variable annuity contracts that are funded through the same Separate Account that may not be subject to the above-referenced transfer restrictions and, therefore, might make more numerous and frequent transfers than contract Owners who are subject to such limitations. Finally, there are contract Owners of other variable annuity contracts or variable life contracts that are issued by Pruco Life as well as other insurance companies that have the same underlying mutual fund portfolios available to them. Since some contract Owners are not subject to the same transfer restrictions, unfavorable consequences associated with such frequent trading within the underlying mutual fund (e.g., greater portfolio turnover, higher transaction costs, or performance or tax issues) may affect all contract Owners. Similarly, while contracts managed by a Financial Professional are subject to the restrictions on transfers between Investment Options that are discussed above, if the advisor manages a number of contracts in the same fashion unfavorable consequences may be associated with management activity since it may involve the movement of a substantial portion of an underlying mutual fund's assets which may affect all contract Owners invested in the affected options. Apart from jurisdiction-specific and contract differences in transfer restrictions, we will apply these rules uniformly (including contracts managed by a Financial Professional) and will not waive a transfer restriction for any Owner.


Although our transfer restrictions are designed to prevent excessive transfers, they are not capable of preventing every potential occurrence of excessive transfer activity.

The portfolios have adopted their own policies and procedures with respect to excessive trading of their respective shares, and we reserve the right to enforce any such current or future policies and procedures. The prospectuses for the portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Under SEC rules, we are required to: (1) enter into a written agreement with each portfolio or its principal underwriter or its transfer agent that obligates us to provide to the portfolio promptly upon request certain information about the trading activity of individual contract Owners (including an Annuity Owner's TIN number), and (2) execute instructions from the portfolio to restrict or prohibit further purchases or transfers by specific contract Owners who violate the excessive trading policies established by the portfolio. In addition, you should be aware that some portfolios may receive "omnibus" purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual Owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the portfolios in their ability to apply their excessive trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the portfolios (and thus contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the portfolios.


A portfolio also may assess a short term trading fee (redemption fee) in connection with a transfer out of the Sub-account investing in that portfolio that occurs within a certain number of days following the date of allocation to the Sub-account. Each portfolio determines the amount of the short term trading fee and when the fee is imposed. The fee is retained by or paid to the portfolio and is not retained by us. The fee will be deducted from your Account Value, to the extent allowed by law. At present, no portfolio has adopted a short-term trading fee.

ACCESS TO ACCOUNT VALUE

TYPES OF DISTRIBUTIONS AVAILABLE TO YOU


During the Accumulation Period you can access your Account Value through partial withdrawals, Systematic Withdrawals, and where required for tax purposes, Required Minimum Distributions. You can also surrender your Annuity at any time. Depending on your instructions, we may deduct the Annual Maintenance Fee, any Tax Charge that applies and the charge for any optional benefits and may impose an MVA. Unless you notify us differently as permitted, withdrawals are taken pro rata (i.e. "pro rata" meaning that the percentage of each Investment Option withdrawn is the same percentage that the Investment Option bears to the total Account Value). Each of these types of distributions is described more fully below.

If you participate in any Lifetime Guaranteed Minimum Withdrawal Benefit, and you take an excess withdrawal that brings your Unadjusted Account Value to zero, both the benefit and the Annuity itself will terminate.


TAX IMPLICATIONS FOR DISTRIBUTIONS

Prior to Annuitization


A distribution prior to Annuitization is deemed to come first from any "gain" in your Annuity and second as a return of your "tax basis", if any. Distributions from your Annuity are generally subject to ordinary income taxation on the amount of any investment gain unless the distribution qualifies as a non-taxable exchange or transfer. If you take a distribution prior to the taxpayer's age 59 1/2, you may be subject to a 10% penalty in addition to ordinary income taxes on any gain. You may wish to consult a professional tax advisor for advice before requesting a distribution.


During the Annuitization Period


During the Annuitization period, a portion of each annuity payment is taxed as ordinary income at the tax rate you are subject to at the time of the payment. The Code and regulations have "exclusionary rules" that we use to determine what portion of each annuity payment should be treated as a return of any tax basis you have in your Annuity. Once the tax basis in your Annuity has been distributed, the remaining annuity payments are taxable as ordinary income. The tax basis in your Annuity may be based on the tax-basis from a prior contract in the case of a 1035 exchange or other qualifying transfer.


For more information, see "Tax Considerations".

SYSTEMATIC WITHDRAWALS FROM MY ANNUITY DURING THE ACCUMULATION PERIOD

You can receive Systematic Withdrawals of earnings only, or a flat dollar amount. Systematic Withdrawals may be subject to an MVA.

Systematic Withdrawals can be made from Account Value allocated to the Sub-accounts or certain MVA Options. There is no minimum Surrender Value we require to allow you to begin a program of Systematic Withdrawals. The minimum amount for each Systematic Withdrawal is $100. If any scheduled Systematic Withdrawal is for less than $100 (which may occur under a program that provides payment of an amount equal to the earnings in your Annuity for the period requested), we may postpone the withdrawal and add the expected amount to the amount that is to be withdrawn on the next scheduled Systematic Withdrawal.


We will withdraw systematic withdrawals from the Investment Options you have designated. Unless you notify us differently as permitted, withdrawals are taken pro rata based on the Account Value in the Investment Options at the time we pay out your withdrawal (i.e. "pro rata" meaning that the percentage of each Investment Option withdrawn is the same percentage that the Investment Option bears to the total Account Value). Please note that if you are participating in certain optional living benefits (e.g., Highest Daily Lifetime 6 Plus), systematic withdrawals must be taken pro rata.


SYSTEMATIC WITHDRAWALS UNDER SECTIONS 72(t)/72(q) OF THE INTERNAL REVENUE CODE


If your Annuity is used as a funding vehicle for certain retirement plans that receive special tax treatment under Sections 401, 403(b), 408 or 408A of the Code, Section 72(t) of the Code may provide an exception to the 10% penalty tax on distributions made prior to age 59 1/2 if you elect to receive distributions as a series of "substantially equal periodic payments." For Annuities issued as non-qualified annuities, the Code may provide a similar exemption from penalty under Section 72(q) of the Code. Systematic withdrawals under Sections 72(t)/72(q) may be subject to an MVA. To request a program that complies with Sections 72(t)/72(q), you must provide us with certain required information in writing on a form acceptable to us. We may require advance notice to allow us to calculate the amount of 72(t)/72(q) withdrawals. There is no minimum Surrender Value we require to allow you to begin a program for withdrawals under Sections 72(t)/72(q). The minimum amount for any such withdrawal is $100 and payments may be made monthly, quarterly, semi-annually or annually.


You may also annuitize your Annuity and begin receiving payments for the remainder of your life (or life expectancy) as a means of receiving income payments before age 59 1/2 that are not subject to the 10% penalty.


Please note that if a withdrawal under 72(t) or 72(q) was scheduled to be effected between December 25th and December 31st of a given year, then we will implement the withdrawal on December 28th or on the last Valuation Day prior to December 28th of that year.


REQUIRED MINIMUM DISTRIBUTIONS

Required Minimum Distributions are a type of Systematic Withdrawal we allow to meet distribution requirements under Sections 401, 403(b) or 408 of the Code. Required Minimum Distribution rules do not apply to Roth IRAs during the Owner's lifetime. Under the Code, you may be required to begin receiving periodic amounts from your Annuity. In such case, we will allow you to make Systematic Withdrawals in amounts that satisfy the minimum distribution rules under the Code.

The amount of the Required Minimum Distribution for your particular situation may depend on other annuities, savings or investments. We will only calculate the amount of your Required Minimum Distribution based on the value of your Annuity. We require three (3) days advance written notice to calculate and process the amount of your payments. You may elect to have Required Minimum Distributions paid out monthly, quarterly, semi-annually or annually. The $100 minimum amount that applies to Systematic Withdrawals applies to monthly Required Minimum Distributions but does not apply to Required Minimum Distributions taken out on a quarterly, semi-annual or annual basis.


You may also annuitize your Annuity and begin receiving payments for the remainder of your life (or life expectancy) as a means of receiving income payments and satisfying the Required Minimum Distribution provisions under the Code. Please see "Living Benefits" for further information relating to Required Minimum Distributions if you own a living benefit.


In any year in which the requirement to take Required Minimum Distributions is suspended by law, we reserve the right, in our sole discretion and regardless of any position taken on this issue in a prior year, to treat any amount that would have been considered as a Required Minimum Distribution if not for the suspension as eligible for treatment as described herein.


Please note that if a Required Minimum Distribution was scheduled to be effected between December 25th and December 31st of a given year, then we will implement the Required Minimum Distribution on December 28th or on the last Valuation Day prior to December 28th of that year.


See "Tax Considerations" for a further discussion of Required Minimum Distributions.

SURRENDERS

SURRENDER VALUE

During the Accumulation Period you can surrender your Annuity at any time, and you will receive the Surrender Value. Upon surrender of your Annuity, you will no longer have any rights under the surrendered Annuity. Your Surrender Value is equal to the Account Value

(which includes the effect of any MVA) less any applicable tax charges, any charges assessable as a deduction from the Account Value for any optional benefits provided by rider or endorsement, and any Annual Maintenance Fee.

ANNUITY OPTIONS


We currently make annuity options available that provide fixed annuity payments. Fixed annuity payments provide the same amount with each payment. Please refer to the "Living Benefits" section below for a description of annuity options that are available when you elect one of the living benefits. Please note that Annuitization involves converting your Account Value to an annuity payment stream, the length of which depends on the terms of the applicable annuity option. Thus, once annuity payments begin, your death benefit is determined solely under the terms of the applicable annuity payment option, and you no longer participate in any optional living benefit (unless you have annuitized under that benefit).


You may choose an Annuity Date, an annuity option, and the frequency of annuity payments. You may change your choices before the Annuity Date. The "Latest Annuity Date" must be no later than the first day of the calendar month nest following the 95/th/ birthday of the oldest of any Owner and Annuitant (whichever occurs first). Certain annuity options may not be available depending on the age of the Annuitant. If needed, we will require proof in Good Order of the Annuitant's age before commencing annuity payments. Likewise, we may require proof in Good Order that an Annuitant is still alive, as a condition of our making additional annuity payments while the Annuitant lives. We will seek to recover life income annuity payments that we made after the death of the Annuitant.


If the initial annuity payment would be less than $100, we will not allow you to annuitize (except as otherwise specified by applicable law). Instead, we will pay you your current Unadjusted Account Value in a lump sum and terminate your Annuity. Similarly, we reserve the right to pay your Unadjusted Account Value in a lump sum, rather than allow you to annuitize, if the Surrender Value of your Annuity is less than $2000 on the Annuity Date.


Once annuity payments begin, you no longer receive benefits under any optional living benefit (unless you have annuitized under that benefit) or the Death Benefit(s) described below.

Certain of these annuity options may be available to Beneficiaries who choose to receive the Death Benefit proceeds as a series of payments instead of a lump sum payment.


Please note that you may not annuitize within the first three Annuity Years (except as otherwise specified by applicable law).


For Beneficiary Annuities, no annuity payments are available and all references to an Annuity Date are not applicable.

Option 1


Annuity Payments for a Period Certain: Under this option, we will make equal payments for the period chosen, up to 25 years (but not to exceed life expectancy). The annuity payments may be made monthly, quarterly, semiannually, or annually, as you choose, for the fixed period. If the Annuitant dies during the income phase, payments will continue to the Beneficiary (or your estate if no Beneficiary is named) for the remainder of the period certain. If the Beneficiary so chooses, we will make a single lump sum payment. The amount of the lump sum payment is determined by calculating the present value of the unpaid future payments. This is done by using the interest rate used to compute the actual payments. We will not offer a period certain that exceeds the life expectancy of the Annuitant at the time the Annuity Option becomes effective, as computed under applicable IRS tables.


Option 2

Life Income Annuity Option With a Period Certain: Under this option, income is payable monthly, quarterly, semiannually, or annually for the number of years selected (the "period certain"), subject to our then current rules, and thereafter until the death of the Annuitant. Should the Annuitant die before the end of the period certain, the remaining period certain payments are paid to the named Beneficiary, or your estate if no Beneficiary is named, until the end of the period certain. If an annuity option is not selected by the Annuity Date, this is the option we will automatically select for you, using a period certain of 8 years, unless prohibited by applicable law. If the Annuitant's life expectancy is less than the period certain, we will institute a shorter period certain, determined according to applicable IRS tables. If the life income annuity option is prohibited by applicable law, then we will pay you a lump sum in lieu of this option.

Other Annuity Options


At the Annuity Date, we may make available other annuity options not described above. The additional options we currently offer are:

    . Life Annuity Option. We currently make available an annuity option that makes payments for the life of the Annuitant. Under that option, income is payable periodically until the death of the Annuitant. The Annuitant is the person or persons upon whose life annuity payments are based. No additional annuity payments are made after the death of the Annuitant. Since no minimum number of payments is guaranteed, this option offers the largest potential number of periodic payments of the life contingent annuity options. It is possible that only one payment will be payable if the death of the Annuitant occurs before the date the second payment was due, and no other payments nor death benefits would be payable.

    . Joint Life Annuity Option. Under the joint lives option, income is payable periodically during the joint lifetime of two Annuitants, ceasing with the last payment prior to the survivor's death. No minimum number of payments is guaranteed under this option. It is possible that only one payment will be payable if the death of all the Annuitants occurs before the date the second payment was due, and no other payments or death benefits would be payable.

    . Joint Life Annuity Option With a Period Certain. Under this option, income is payable monthly, quarterly, semiannually, or annually for the number of years selected (the "period certain"), subject to our current rules, and thereafter during the joint lifetime of two Annuitants, ceasing with the last payment prior to the survivor's death. Should the two Annuitants die before the end of the period certain, the remaining period certain payments are paid to the named Beneficiary, or to your estate if no Beneficiary is named, until the end of the period certain. If the Annuitants' joint life expectancy is less than the period certain, we will institute a shorter period certain, determined according to applicable IRS tables.

We reserve the right to cease offering those life-only annuity options. If we cease offering any "Other Annuity Option", we will amend this prospectus to reflect the change.


CHOOSING THE ANNUITY PAYMENT OPTION


You have a right to choose your annuity start date provided that it is no later than the Latest Annuity Date indicated above and no earlier than the earliest permissible Annuity Date. If you have not provided us with your Annuity Date or annuity payment option in writing, then your Annuity Date will be the Latest Annuity Date indicated above. Certain annuity options and/or periods certain may not be available, depending on the age of the Annuitant.


                                LIVING BENEFITS


Pruco Life offers different optional living benefits, for an additional charge, that can provide investment protection for Owners while they are alive. No optional living benefit may be elected if your Annuity is held as a Beneficiary Annuity. Notwithstanding the additional protection provided under the optional Living Benefits, the additional cost has the impact of reducing net performance of the Investment Options. Each optional benefit offers a distinct type of guarantee, regardless of the performance of the Sub-accounts, that may be appropriate for you depending on the manner in which you intend to make use of your Annuity while you are alive. Depending on which optional living benefit you choose, you can have substantial flexibility to invest in the Sub-accounts while:

.. protecting a principal amount from decreases in value due to investment performance;

.. guaranteeing a minimum amount of growth to be used as the basis for lifetime withdrawals; or


..  providing spousal continuation of certain benefits.

The "living benefits" are as follows:


..  Highest Daily Lifetime 6 Plus Income Benefit (HD6 Plus)

..  Highest Daily Lifetime 6 Plus Income Benefit with Lifetime Income
   Accelerator (HD6 Plus with LIA)

..  Spousal Highest Daily Lifetime 6 Plus Income Benefit (SHD6 Plus)

..  Guaranteed Return Option Plus II (GRO Plus II)


..  Highest Daily Guaranteed Return Option II (HD GRO II)


Each living benefit requires your participation in a pre-determined mathematical formula that may transfer your account value between the Sub-accounts you have chosen and certain bond portfolio Sub-accounts of AST. HD6 Plus, HD6 Plus with LIA, and SHD6 Plus use one such formula, and GRO Plus II and HD GRO II use a different formula. The two formulas differ because of the nature of the underlying guarantees, and thus could result in different transfers of account value over time. Neither formula is investment advice.


Here is a general description of each kind of living benefit that exists under this Annuity:


Lifetime Guaranteed Minimum Withdrawal Benefits. These benefits are designed for someone who wants a guaranteed lifetime income stream through withdrawals over time, rather than by annuitizing. Please note that there is a Latest Annuity Date under your Annuity, by which date annuity payments must commence. HD6 Plus is one example of this type of benefit.

Guaranteed Minimum Accumulation Benefits. The common characteristic of these benefits is that your Account Value is guaranteed to be at least a specified amount at some point in the future. Thus, these benefits may be appropriate for an annuity Owner who wants a guaranteed minimum Account Value after a specified number of years. Because the guarantee inherent in the benefit does not take effect until a specified number of years into the future, you should elect such a benefit only if your investment time horizon is of at least that duration. HD GRO II is one example of this type of benefit.


Please refer to the benefit description that follows for a complete description of the terms, conditions and limitations of each optional benefit. See the chart in the "Investment Options" section of the prospectus for a list of Investment Options available and permitted with each benefit. You should consult with your Financial Professional to determine if any of these optional benefits may be appropriate for you based on your financial needs. As is the case with optional living benefits in general, the fulfillment of our guarantee under these benefits is dependent on our claims-paying ability.

Termination of Existing Benefits and Election of New Benefits

If you elect an optional living benefit, you may subsequently terminate the benefit and elect one of the then currently available benefits, subject to availability of the benefit at that time and our then current rules. There is currently no waiting period for such an election (you may elect a new benefit beginning on the next Valuation Day), provided that upon such an election, your Account Value must be allocated to the Investment Options prescribed for the optional benefit. We reserve the right to waive, change and/or further limit availability and election frequencies in the future. Check with your Financial Professional regarding the availability of re-electing or electing a benefit and any waiting period. The benefit you re-elect or elect may be more expensive than the benefit you are terminating. Note that once you terminate an existing benefit, you lose the guarantees that you had accumulated under your existing benefit and will begin the new guarantees under the new benefit you elect based on your Unadjusted Account Value as of the date the new benefit becomes effective. You should carefully consider whether terminating your existing benefit and electing a new benefit is appropriate for you.

No MVA Options are permitted if you elect any Optional Living Benefit. The DCA MVA Options are not available with GRO Plus II and HD GRO II.

HIGHEST DAILY LIFETIME 6 PLUS INCOME BENEFIT (HD 6 Plus)


Highest Daily Lifetime 6 Plus Income Benefit (HD6 Plus) is a lifetime guaranteed minimum withdrawal benefit, under which, subject to the terms of the benefit, we guarantee your ability to take a certain annual withdrawal amount for life.


We offer a benefit that guarantees until the death of the single designated life (the Annuitant) the ability to withdraw an annual amount (the "Annual Income Amount") equal to a percentage of an initial value (the "Protected Withdrawal Value") regardless of the impact of Sub-account performance on the Unadjusted Account Value, subject to our rules regarding the timing and amount of withdrawals. You are guaranteed to be able to withdraw the Annual Income Amount for the rest of your life provided that you do not take withdrawals of excess income that resulted in your Unadjusted Account Value being reduced to zero. We also permit you to designate the first withdrawal from your Annuity as a one-time "Non-Lifetime Withdrawal". All other withdrawals from your Annuity are considered a "Lifetime Withdrawal" under the benefit. Highest Daily Lifetime 6 Plus may be appropriate if you intend to make periodic withdrawals from your Annuity, and wish to ensure that Sub-account performance will not affect your ability to receive annual payments. You are not required to take withdrawals as part of the benefit -the guarantees are not lost if you withdraw less than the maximum allowable amount each year under the rules of the benefit. An integral component of Highest Daily Lifetime 6 Plus is the predetermined mathematical formula we employ that may periodically transfer your Unadjusted Account Value to and from the AST Investment Grade Bond Sub-account. See the section below entitled "How Highest Daily Lifetime 6 Plus Transfers Unadjusted Account Value Between Your Permitted Sub-accounts and the AST Investment Grade Bond Sub-account."


The income benefit under Highest Daily Lifetime 6 Plus currently is based on a single "designated life" who is at least 45 years old on the date that the benefit is acquired. The Highest Daily Lifetime 6 Plus Benefit is not available if you elect any other optional living benefit, although you may elect any optional death benefit. As long as your Highest Daily Lifetime 6 Plus Benefit is in effect, you must allocate your Unadjusted Account Value in accordance with the permitted Sub-accounts and other Investment Option(s) available with this benefit. For a more detailed description of the permitted Investment Options, see the "Investment Options" section.

Although you are guaranteed the ability to withdraw your Annual Income Amount for life even if your Unadjusted Account Value falls to zero, if you take a withdrawal of excess income that brings your Unadjusted Account Value to zero, your Annual Income Amount also would fall to zero, and the benefit and the Annuity would terminate. In that scenario, no further amount would be payable under the Highest Daily Lifetime 6 Plus benefit. As to the impact of such scenario on any other optional benefit you may have, please see the applicable section in this prospectus.

You may also participate in the 6 or 12 Month DCA Program if you elect Highest Daily Lifetime 6 Plus, subject to the 6 or 12 Month DCA Program's rules.


Key Feature - Protected Withdrawal Value

The Protected Withdrawal Value is used to calculate the initial Annual Income Amount. The Protected Withdrawal Value is separate from your Unadjusted Account Value and not available as cash or a lump sum. On the effective date of the benefit, the Protected Withdrawal Value is equal to your Unadjusted Account Value. On each Valuation Day thereafter, until the date of your first Lifetime Withdrawal (excluding any Non-Lifetime Withdrawal discussed below), the Protected Withdrawal Value is equal to the "Periodic Value" described in the next paragraphs.

The "Periodic Value" initially is equal to the Unadjusted Account Value on the effective date of the benefit. On each Valuation Day thereafter until the first Lifetime Withdrawal, we recalculate the Periodic Value. We stop determining the Periodic Value upon your first

Lifetime Withdrawal after the effective date of the benefit. On each Valuation Day (the "Current Valuation Day"), the Periodic Value is equal to the greater of:

(1) the Periodic Value for the immediately preceding business day (the "Prior Valuation Day") appreciated at the daily equivalent of 6% annually during the calendar day(s) between the Prior Valuation Day and the Current Valuation Day (i.e., one day for successive Valuation Days, but more than one calendar day for Valuation Days that are separated by weekends and/or holidays), plus the amount of any Purchase Payment made on the Current Valuation Day (the Periodic Value is proportionally reduced for any Non-Lifetime Withdrawal); and

(2) the Unadjusted Account Value on the current Valuation Day.

If you have not made a Lifetime Withdrawal on or before the 10th or 20th Anniversary of the effective date of the benefit, your Periodic Value on the 10th or 20th Anniversary of the benefit effective date is equal to the greater of:

(1) the Periodic Value described above or,


(2) the sum of (a), (b) and (c) below proportionally reduced for any Non-Lifetime Withdrawals:


   (a) 200% (on the 10th anniversary) or 400% (on the 20th anniversary) of the Unadjusted Account Value on the effective date of the benefit including any Purchase Payments made on that day;

   (b) 200% (on the 10th anniversary) or 400% (on the 20th anniversary) of all Purchase Payments made within one year following the effective date of the benefit; and

   (c) all Purchase Payments made after one year following the effective date of the benefit.

In the rider for this benefit, as respects the preceding paragraph, we use the term "Guaranteed Base Value" to refer to the Unadjusted Account Value on the effective date of the benefit, plus the amount of any "adjusted" Purchase Payments made within one year after the effective date of the benefit. "Adjusted" Purchase Payments means Purchase Payments we receive, decreased by any fees or tax charges deducted from such Purchase Payments upon allocation to the Annuity.

Once the first Lifetime Withdrawal is made, the Protected Withdrawal Value at any time is equal to the greater of (i) the Protected Withdrawal Value on the date of the first Lifetime Withdrawal, increased for subsequent Purchase Payments and reduced for subsequent Lifetime Withdrawals, and (ii) the highest daily Account Value upon any step-up, increased for subsequent Purchase Payments and reduced for subsequent Lifetime Withdrawals (see below).

Key Feature - Annual Income Amount under the Highest Daily Lifetime 6 Plus
Benefit

The Annual Income Amount is equal to a specified percentage of the Protected Withdrawal Value. The percentage initially depends on the age of the Annuitant on the date of the first Lifetime Withdrawal after election of the benefit. The percentages are: 4% for ages 45 - less than 59 1/2; 5% for ages 59 1/2-79, and 6% for ages 80 or older. (Note that for purposes of the age tiers used with this benefit, we deem the Annuitant to have reached age 59 1/2 on the 183rd day after his/her 59th birthday). Under the Highest Daily Lifetime 6 Plus benefit, if your cumulative Lifetime Withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year and also will reduce the Protected Withdrawal Value on a dollar-for-dollar basis. If your cumulative Lifetime Withdrawals in an Annuity Year are in excess of the Annual Income Amount ("Excess Income"), your Annual Income Amount in subsequent years will be reduced (except with regard to Required Minimum Distributions for this Annuity that comply with our rules) by the result of the ratio of the Excess Income to the Account Value immediately prior to such withdrawal (see examples of this calculation below). Excess Income also will reduce the Protected Withdrawal Value by the same ratio.


AS DISCUSSED IN THIS PARAGRAPH, WHEN YOU MAKE A WITHDRAWAL THAT IS SUBJECT TO AN MVA, WE WILL IDENTIFY THE AMOUNT THAT INCLUDES NOT ONLY THE AMOUNT YOU ACTUALLY RECEIVE, BUT ALSO THE AMOUNT OF THE MVA, TO DETERMINE WHETHER YOUR WITHDRAWAL HAS EXCEEDED THE ANNUAL INCOME AMOUNT. WHEN YOU TAKE A WITHDRAWAL, YOU MAY REQUEST A "GROSS" WITHDRAWAL AMOUNT (E.G., $2000) BUT THEN HAVE ANY MVA DEDUCTED FROM THE AMOUNT YOU ACTUALLY RECEIVE (THUS THE AMOUNT YOU ACTUALLY RECEIVE (E.G., $1800) WILL BE LESS THAN THE AMOUNT YOU DESIGNATED (E.G., $2000). THE PORTION OF SUCH A WITHDRAWAL THAT EXCEEDED YOUR ANNUAL INCOME AMOUNT (IF ANY) WOULD BE TREATED AS EXCESS INCOME AND THUS WOULD REDUCE YOUR ANNUAL INCOME AMOUNT IN SUBSEQUENT YEARS. ALTERNATIVELY, YOU MAY REQUEST THAT A "NET" WITHDRAWAL AMOUNT ACTUALLY BE PAID TO YOU (E.G., $2000), WITH THE UNDERSTANDING THAT ANY MVA (E.G., $240) BE DEDUCTED FROM YOUR REMAINING UNADJUSTED ACCOUNT VALUE. IN THE LATTER SCENARIO, WE DETERMINE WHETHER ANY PORTION OF THE WITHDRAWAL IS TO BE TREATED AS EXCESS INCOME BY LOOKING TO THE SUM OF THE NET AMOUNT YOU ACTUALLY RECEIVE (E.G., $2000) AND THE AMOUNT OF ANY MVA (IN THIS EXAMPLE, A TOTAL OF $2240). THE AMOUNT OF THAT SUM (E.G., THE $2000 YOU RECEIVED PLUS THE $240 FOR THE MVA) THAT EXCEEDS YOUR ANNUAL INCOME AMOUNT WILL BE TREATED AS EXCESS INCOME - THEREBY REDUCING YOUR ANNUAL INCOME AMOUNT IN SUBSEQUENT YEARS. IN GENERAL, ONCE A WITHDRAWAL IS TREATED AS EXCESS INCOME, WE WILL PROPORTIONALLY REDUCE YOUR ANNUAL INCOME AMOUNT IN SUBSEQUENT YEARS.


You may use the Systematic Withdrawal program to make withdrawals of the Annual Income Amount. Any systematic withdrawal will be deemed a Lifetime Withdrawal under this benefit.


Any Purchase Payment that you make subsequent to the election of Highest Daily Lifetime 6 Plus and subsequent to the first Lifetime Withdrawal will
(i) increase the then-existing Annual Income Amount by an amount equal to a percentage of the Purchase Payment based on the age of the Annuitant at the time of the first Lifetime Withdrawal (the percentages are: 4% for ages 45 - less than 59 1/2; 5% for ages 59 1/2-79 and 6% for ages 80 and older) and
(ii) increase the Protected Withdrawal Value by the amount of the Purchase Payment.


If your Annuity permits additional Purchase Payments, we may limit any additional Purchase Payment(s) if we determine that as a result of the timing and amounts of your additional Purchase Payments and withdrawals, the Annual Income Amount is being increased in an unintended fashion. Among the factors we will use in making a determination as to whether an action is designed to increase the Annual Income Amount in an unintended fashion is the relative size of additional Purchase Payment(s). We reserve the right to not accept additional Purchase Payments if we are not then offering this benefit for new elections. We will exercise such reservation of right for all annuity purchasers in the same class in a nondiscriminatory manner.

Highest Daily Auto Step-Up


An automatic step-up feature ("Highest Daily Auto Step-Up") is part of Highest Daily Lifetime 6 Plus. As detailed in this paragraph, the Highest Daily Auto Step-Up feature can result in a larger Annual Income Amount subsequent to your first Lifetime Withdrawal. The Highest Daily Auto Step-Up starts with the anniversary of the Issue Date of the Annuity (the "Annuity Anniversary") immediately after your first Lifetime Withdrawal under the benefit. Specifically, upon the first such Annuity Anniversary, we identify the Unadjusted Account Value on each Valuation Day within the immediately preceding Annuity Year after your first Lifetime Withdrawal. Having identified the highest daily value (after all daily values have been adjusted for subsequent Purchase Payments and withdrawals), we then multiply that value by a percentage that varies based on the age of the Annuitant on the Annuity Anniversary as of which the step-up would occur. The percentages are: 4% for ages 45 - less than 59 1/2; 5% for ages 59 1/2-79, and 6% for ages 80 and older. If that value exceeds the existing Annual Income Amount, we replace the existing amount with the new, higher amount. Otherwise, we leave the existing Annual Income Amount intact. We will not automatically increase your Annual Income Amount solely as a result of your attaining a new age that is associated with a new age-based percentage. The Unadjusted Account Value on the Annuity Anniversary is considered the last daily step-up value of the Annuity Year. All daily valuations and annual step-ups will only occur on a Valuation Day. In later years (i.e., after the first Annuity Anniversary after the first Lifetime Withdrawal), we determine whether an automatic step-up should occur on each Annuity Anniversary, by performing a similar examination of the Unadjusted Account Values that occurred on Valuation Days during the year. Taking Lifetime Withdrawals could produce a greater difference between your Protected Withdrawal Value and your Unadjusted Account Value, which may make a Highest Daily Auto Step-up less likely to occur. At the time that we increase your Annual Income Amount, we also increase your Protected Withdrawal Value to equal the highest daily value upon which your step-up was based only if that results in an increase to the Protected Withdrawal Value. Your Protected Withdrawal Value will never be decreased as a result of an income step-up. If, on the date that we implement a Highest Daily Auto Step-Up to your Annual Income Amount, the charge for Highest Daily Lifetime 6 Plus has changed for new purchasers, you may be subject to the new charge at the time of such step-up. Prior to increasing your charge for Highest Daily Lifetime 6 Plus upon a step-up, we would notify you, and give you the opportunity to cancel the automatic step-up feature. If you receive notice of a proposed step-up and accompanying fee increase, you should consult with your Financial Professional and carefully evaluate whether the amount of the step-up justifies the increased fee to which you will be subject. Any such increased charge will not be greater than the maximum charge set forth in the table entitled "Your Optional Benefit Fees and Charges."


If you are enrolled in a Systematic Withdrawal program, we will not automatically increase the withdrawal amount when there is an increase to the Annual Income Amount. You must notify us in order to increase the withdrawal amount of any Systematic Withdrawal program.

The Highest Daily Lifetime 6 Plus benefit does not affect your ability to take withdrawals under your Annuity, or limit your ability to take withdrawals that exceed the Annual Income Amount. Under Highest Daily Lifetime 6 Plus, if your cumulative Lifetime Withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year. If your cumulative Lifetime Withdrawals in any Annuity Year are less than the Annual Income Amount, you cannot carry over the unused portion of the Annual Income Amount to subsequent Annuity Years.

Because each of the Protected Withdrawal Value and Annual Income Amount is determined in a way that is not solely related to Unadjusted Account Value, it is possible for the Unadjusted Account Value to fall to zero, even though the Annual Income Amount remains.

Examples of dollar-for-dollar and proportional reductions, and the Highest Daily Auto Step-Up are set forth below. The values shown here are purely hypothetical, and do not reflect the charges for the Highest Daily Lifetime 6 Plus benefit or any other fees and charges under the Annuity. Assume the following for all three examples:

..  The Issue Date is November 1, 2010

..  The Highest Daily Lifetime 6 Plus benefit is elected on August 1, 2011

..  The Annuitant was 70 years old when he/she elected the Highest Daily
   Lifetime 6 Plus benefit.

Example of dollar-for-dollar reductions

On October 24, 2011, the Protected Withdrawal Value is $120,000, resulting in an Annual Income Amount of $6,000 (since the designated life is between the ages of 59 1/2 and 79 at the time of the first Lifetime Withdrawal, the Annual Income Amount is 5% of the Protected Withdrawal Value, in this case 5% of $120,000). Assuming $2,500 is withdrawn from the Annuity on this date, the remaining Annual Income Amount for that Annuity Year (up to and including October 31, 2011) is $3,500. This is the result of a dollar-for-dollar reduction of the Annual Income Amount ($6,000 less $2,500 = $3,500).

Example of proportional reductions

Continuing the previous example, assume an additional withdrawal of $5,000 occurs on October 27, 2011 and the Unadjusted Account Value at the time and immediately prior to this withdrawal is $118,000. The first $3,500 of this withdrawal reduces the Annual Income Amount for that Annuity Year to $0. The remaining withdrawal amount of $1,500 - reduces the Annual Income Amount in future Annuity Years on a proportional basis based on the ratio of the excess withdrawal to the Unadjusted Account Value immediately prior to the excess withdrawal. (Note that if there are other future withdrawals in that Annuity Year, each would result in another proportional reduction to the Annual Income Amount).

Here is the calculation:

    Unadjusted Account Value before Lifetime Withdrawal          $118,000.00
    Less amount of "non" excess withdrawal                         $3,500.00
    Unadjusted Account Value immediately before excess
      withdrawal of $1,500                                       $114,500.00
    Excess withdrawal amount                                       $,1500.00
    Ratio                                                              1.31%
    Annual Income Amount                                           $6,000.00
    Less ratio of 1.31%                                               $78.60
    Annual Income Amount for future Annuity Years                  $5,921.40

Example of highest daily auto step-up


On each Annuity Anniversary date after the first Lifetime Withdrawal, the Annual Income Amount is stepped-up if the appropriate percentage (based on the Annuitant's age on that Annuity Anniversary) of the highest daily value since your first Lifetime Withdrawal (or last Annuity Anniversary in subsequent years), adjusted for withdrawals and additional Purchase Payments, is higher than the Annual Income Amount, adjusted for excess withdrawals and additional Purchase Payments.

Continuing the same example as above, the Annual Income Amount for this Annuity Year is $6,000. However, the excess withdrawal on October 27 reduces the amount to $5,921.40 for future years (see above). For the next Annuity Year, the Annual Income Amount will be stepped up if 5% (since the designated life is between 59 1/2 and 79 on the date of the potential step-up) of the highest daily Account Value adjusted for withdrawals and Purchase Payments, is higher than $5,921.40. Here are the calculations for determining the daily values. Only the October 26 value is being adjusted for excess withdrawals as the October 28 and October 31 Valuation Days occur after the excess withdrawal on October 27.



                                     Highest Daily Value
                                        (adjusted for          Adjusted Annual
                      Unadjusted   withdrawal and Purchase Income Amount (5% of the
Date*                Account value       Payments)**         Highest Daily Value)
-----                ------------- ----------------------- ------------------------
October 26, 2011      $119,000.00        $119,000.00              $5,950.00
October 27, 2011      $113,000.00        $113,986.95              $5,699.35

October 28, 2011      $113,000.00        $113,986.95              $5,699.35
October 31, 2011      $119,000.00        $119,000.00              $5,950.00

--------
* In this example, the Annuity Anniversary date is November 1. The Valuation Dates are every day following the first Lifetime Withdrawal. In subsequent Annuity Years Valuation Dates will be the Annuity Anniversary and every day following the Annuity

   Anniversary. The Annuity Anniversary Date of November 1 is considered the first Valuation Date in the Annuity Year.

** In this example, the first daily value after the first Lifetime Withdrawal is $119,000 on October 26, resulting in an adjusted Annual Income Amount of $5,950.00. This amount is adjusted on October 27 to reflect the $5,000 withdrawal. The calculations for the adjustments are:

    . The Unadjusted Account Value of $119,000 on October 26 is first reduced dollar-for-dollar by $3,500 ($3,500 is the remaining Annual Income Amount for the Annuity Year), resulting in Unadjusted Account Value of $115,500 before the excess withdrawal.


    . This amount ($115,500) is further reduced by 1.31% (this is the ratio in the above example which is the excess withdrawal divided by the Unadjusted Account Value immediately preceding the excess withdrawal) resulting in a Highest Daily Value of $113,986.95.


    . The Unadjusted Annual Income Amount is carried forward to the next Valuation Date of October 28. At this time, we compare this amount to 5% of the Unadjusted Account Value on October 28. Since the October 27 adjusted Annual Income Amount of $5,699.35 is higher than $5,650.00 (5% of $113,000), we continue to carry $5,699.35 forward to the next and final Valuation Date of October 31. The Unadjusted Account Value on October 31 is $119,000 and 5% of this amount is $5,950. Since this is higher than $5,699.35, the adjusted Annual Income Amount is reset to $5,950.00.


In this example, 5% of the October 31 value results in the highest amount of $5,950.00. Since this amount is higher than the current year's Annual Income Amount of $5,921.40 (adjusted for excess withdrawals), the Annual Income Amount for the next Annuity Year, starting on November 1, 2011 and continuing through October 31, 2012, will be stepped-up to $5,950.00.

Non-Lifetime Withdrawal Feature

You may take a one-time non-lifetime withdrawal ("Non-Lifetime Withdrawal") under Highest Daily Lifetime 6 Plus. It is an optional feature of the benefit that you can only elect at the time of your first withdrawal. The amount of the Non-Lifetime Withdrawal cannot be more than the amount that would cause the Annuity to be taken below the minimum Surrender Value after a withdrawal for your Annuity. This Non-Lifetime Withdrawal will not establish your initial Annual Income Amount and the Periodic Value described above will continue to be calculated. However, the total amount of the withdrawal will proportionally reduce all guarantees associated with the Highest Daily Lifetime 6 Plus benefit. You must tell us at the time you take the withdrawal if your withdrawal is intended to be the Non-Lifetime Withdrawal and not the first Lifetime Withdrawal under the Highest Daily Lifetime 6 Plus benefit. If you don't elect the Non-Lifetime Withdrawal, the first withdrawal you make will be the first Lifetime Withdrawal that establishes your Protected Withdrawal Value and Annual Income Amount. Once you elect to take the Non-Lifetime Withdrawal or Lifetime Withdrawals, no additional Non-Lifetime Withdrawals may be taken.


The Non-Lifetime Withdrawal will proportionally reduce the Protected Withdrawal Value and the Periodic Value guarantees on the tenth and twentieth anniversaries of the benefit effective date, described above, by the percentage the total withdrawal amount (including any applicable MVA) represents of the then current Unadjusted Account Value immediately prior to the withdrawal.


If you are participating in a Systematic Withdrawal program, the first withdrawal under the program cannot be classified as the Non-Lifetime Withdrawal.

Example - Non-Lifetime Withdrawal (proportional reduction)

This example is purely hypothetical and does not reflect the charges for the benefit or any other fees and charges under the Annuity. It is intended to illustrate the proportional reduction of the Non-Lifetime Withdrawal under this benefit.

Assume the following:

The Issue Date is December 1, 2010

    .  The Highest Daily Lifetime 6 Plus benefit is elected on September 1, 2011

    .  The Account Value at benefit election was $105,000

    . The Annuitant was 70 years old when he/she elected the Highest Daily Lifetime 6 Plus benefit

    . No previous withdrawals have been taken under the Highest Daily Lifetime 6 Plus benefit

On October 23, 2011, the Protected Withdrawal Value is $125,000, the 10th benefit year minimum Periodic Value guarantee is $210,000, and the 20th benefit year minimum Periodic Value guarantee is $420,000, and the Account Value is $120,000. Assuming $15,000 is withdrawn from the Annuity on October 23, 2011 and is designated as a Non-Lifetime Withdrawal, all guarantees associated with the Highest Daily Lifetime 6 Plus benefit will be reduced by the ratio the total withdrawal amount represents of the Account Value just prior to the withdrawal being taken.

Here is the calculation:


      Withdrawal amount                                          $ 15,000
      Divided by Account Value before withdrawal                 $120,000
      Equals ratio                                                  12.5%
      All guarantees will be reduced by the above ratio (12.5%)
      Protected Withdrawal Value                                 $109,375
      10th benefit year Minimum Periodic Value                   $183,750
      20th benefit year Minimum Periodic Value                   $367,500


Required Minimum Distributions

Withdrawals that exceed the Annual Income Amount, but which you are required to take as a Required Minimum Distribution for this Annuity, will not reduce the Annual Income Amount for future years. No additional Annual Income Amounts will be available in an Annuity Year due to Required Minimum Distributions unless the Required Minimum Distribution amount is greater than the Annual Income Amount. Unless designated as a Non-Lifetime Withdrawal, Required Minimum Distributions are considered Lifetime Withdrawals. If you take a withdrawal in an Annuity Year in which your Required Minimum Distributions for that year is not greater than the Annual Income Amount, and the amount of the withdrawal exceeds the remaining Annual Income Amount for that year, we will treat the withdrawal as a withdrawal of Excess Income. Such a withdrawal of Excess Income will reduce the Annual Income Amount available in future years. If the Required Minimum Distribution (as calculated by us for your Annuity and not previously withdrawn in the current calendar year) is greater than the Annual Income Amount, an amount equal to the remaining Annual Income Amount plus the difference between the Required Minimum Distribution amount not previously withdrawn in the current calendar year and the Annual Income Amount will be available in the current Annuity Year without it being considered a withdrawal of Excess Income. In the event that a Required Minimum Distribution is calculated in a calendar year that crosses more than one Annuity Year and you choose to satisfy the entire Required Minimum Distribution for that calendar year in the next Annuity Year, the distribution taken in the next Annuity Year will reduce your Annual Income Amount in that Annuity Year by the amount of the distribution. If the Required Minimum Distribution not taken in the prior Annuity Year is greater than the Annual Income Amount as guaranteed by the benefit in the current Annuity Year, the total Required Minimum Distribution amount may be taken without being treated as a withdrawal of Excess Income.

Example - Required Minimum Distributions


The following example is purely hypothetical and is intended to illustrate a scenario in which the Required Minimum Distribution amount in a given Annuity Year is greater than the Annual Income Amount


Annual Income Amount = $5,000
Remaining Annual Income Amount = $3,000
Required Minimum Distribution = $6,000

The amount you may withdraw in the current Annuity Year without it being treated as an Excess Withdrawal is $4,000: ($3,000 + ($6,000 - $5,000) =
$4,000).

If the $4,000 withdrawal is taken, the remaining Annual Income Amount will be zero and the remaining required minimum distribution amount of $2,000 may be taken in the subsequent Annuity Year (when your Annual Income Amount is reset to $5,000) without proportionally reducing all of the guarantees associated with the Highest Daily Lifetime 6 Plus benefit as described above. The amount you may withdraw in the subsequent Annuity Year if you stop taking withdrawals in the current Annuity Year and choose not to satisfy the Required Minimum Distribution in the current Annuity Year (assuming the Annual Income Amount in the subsequent Annuity Year is $5,000), without being treated as a withdrawal of Excess Income is $6,000. This withdrawal must comply with all IRS guidelines in order to satisfy the Required Minimum Distribution for the current calendar year.

Benefits Under Highest Daily Lifetime 6 Plus


.. To the extent that your Unadjusted Account Value was reduced to zero as a result of cumulative Lifetime Withdrawals in an Annuity Year that are less than or equal to the Annual Income Amount, and amounts are still payable under Highest Daily Lifetime 6 Plus, we will make an additional payment, if any, for that Annuity Year equal to the remaining Annual Income Amount for the Annuity Year. Thus, in that scenario, the remaining Annual Income Amount would be payable even though your Unadjusted Account Value was reduced to zero. In subsequent Annuity Years we make payments that equal the Annual Income Amount as described in this section. We will make payments until the death of the single designated life. After the Unadjusted Account Value is reduced to zero, you will not be permitted to make additional Purchase Payments to your Annuity. To the extent that cumulative withdrawals in the Annuity Year that reduced your Unadjusted Account Value to zero are more than the Annual Income Amount, the Highest Daily Lifetime 6 Plus benefit terminates, and no additional payments are made. However, if a withdrawal in the latter scenario was taken to satisfy a Required Minimum Distribution (as described above) under the Annuity, then the benefit will not terminate, and we will continue to pay the Annual Income Amount in subsequent Annuity Years until the death of the designated life.


.. Please note that if your Unadjusted Account Value is reduced to zero, all subsequent payments will be treated as annuity payments. Further, payments that we make under this benefit after the Latest Annuity Date will be treated as annuity payments.


.. If annuity payments are to begin under the terms of your Annuity, or if you decide to begin receiving annuity payments and there is an Annual Income Amount due in subsequent Annuity Years, you can elect one of the following two options:

     (1) apply your Unadjusted Account Value, less any applicable tax charges, to any annuity option available; or

     (2) request that, as of the date annuity payments are to begin, we make annuity payments each year equal to the Annual Income Amount. If this option is elected, the Annual Income Amount will not increase after annuity payments have begun. We will make payments until the death of the single designated life. We must receive your request in a form acceptable to us at our office. If applying your Unadjusted Account Value, less any applicable tax charges, to the life-only annuity payment rates results in a higher annual payment, we will give you the higher annual payment.


.. In the absence of an election when mandatory annuity payments are to begin we currently make annual annuity payments in the form of a single life fixed annuity with eight payments certain, by applying the greater of the annuity rates then currently available or the annuity rates guaranteed in your Annuity. We reserve the right at any time to increase or decrease the period certain in order to comply with the Code (e.g., to shorten the period certain to match life expectancy under applicable Internal Revenue Service tables). The amount that will be applied to provide such annuity payments will be the greater of:


     (1) the present value of the future Annual Income Amount payments. Such present value will be calculated using the greater of the single life fixed annuity rates then currently available or the single life fixed annuity rates guaranteed in your Annuity; and

     (2) the Unadjusted Account Value.

If no Lifetime Withdrawal was ever taken, we will calculate the Annual Income Amount as if you made your first Lifetime Withdrawal on the date the annuity payments are to begin.

Other Important Considerations


.. Withdrawals under the Highest Daily Lifetime 6 Plus benefit are subject to all of the terms and conditions of the Annuity. Withdrawals made while the Highest Daily Lifetime 6 Plus Benefit is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. Any withdrawals made under the benefit will be taken pro rata from the Sub-accounts (including the AST Investment Grade Bond Sub-account) and the DCA MVA Options. If you have an active Systematic Withdrawal program running at the time you elect this benefit, the program must withdraw funds pro-rata. The first Systematic Withdrawal that processes after your election of the benefit will be deemed a Lifetime Withdrawal. Withdrawals from the MVA Options may be subject to an MVA.


.. You cannot allocate Purchase Payments or transfer Unadjusted Account Value to or from the AST Investment Grade Bond Sub-account. A summary description of the AST Investment Grade Bond Portfolio appears within the section entitled "Investment Objectives and Policies of The Portfolios." You can find a copy of the AST Investment Grade Bond Portfolio prospectus by going to www.prudentialannuities.com.


..  Transfers to and from the Sub-accounts, the DCA MVA Options, and the AST
   Investment Grade Bond Sub-account triggered by the Highest Daily Lifetime 6 Plus mathematical formula will not count toward the maximum number of free transfers allowable under an Annuity.


.. Upon inception of the benefit, 100% of your Unadjusted Account Value must be allocated to the Permitted Sub-accounts. We may amend the Permitted Sub-accounts from time to time. Changes to the Permitted Sub-accounts, or to the requirements as to how you may allocate your Account Value with this benefit, will apply to new elections of the benefit and may apply to current participants in the benefit. To the extent that changes apply to current participants in the benefit, they will only apply upon re-allocation of Account Value, or upon addition of subsequent Purchase Payments. That is, we will not require such current participants to re-allocate Account Value to comply with any new requirements.


.. If you elect this benefit and in connection with that election, you are required to reallocate to different Sub-accounts, then on the Valuation Day we receive your request in Good Order, we will (i) sell Units of the non-permitted Investment Options and (ii) invest the proceeds of those sales in the Sub-accounts that you have designated. During this reallocation process, your Unadjusted Account Value allocated to the Sub-accounts will remain exposed to investment risk, as is the case generally. The newly-elected benefit will commence at the close of business on the following Valuation Day. Thus, the protection afforded by the newly-elected benefit will not arise until the close of business on the following Valuation Day.


.. The current charge for Highest Daily Lifetime 6 Plus is 0.85% annually of the greater of the Unadjusted Account Value and Protected Withdrawal Value. The maximum charge for Highest Daily Lifetime 6 Plus is 1.50% annually of the greater of the Unadjusted Account Value and Protected Withdrawal Value. As discussed in "Highest Daily Auto Step-Up" above, we may increase the fee upon a step-up under this benefit. We deduct this charge on quarterly anniversaries of the benefit effective date, based on the values on the last Valuation Day prior to the quarterly anniversary. Thus, we deduct, on a quarterly basis, 0.2125% of the greater of the prior Valuation Day's Unadjusted Account Value and the prior Valuation Day's Protected Withdrawal Value. We deduct the fee pro rata from each of your Sub-accounts, including the AST Investment Grade Bond Sub-account.

If the deduction of the charge would result in the Unadjusted Account Value falling below the lesser of $500 or 5% of the sum of the Unadjusted Account Value on the effective date of the benefit plus all Purchase Payments made subsequent thereto (we refer to this as the "Account Value Floor"), we will only deduct that portion of the charge that would not cause the Unadjusted Account Value to fall below the Account Value Floor. If the Unadjusted Account Value on the date we would deduct a charge for the benefit is less than the Account Value Floor, then no charge will be assessed for that benefit quarter. Charges deducted upon termination of the benefit may cause the Unadjusted Account Value to fall below the Account Value Floor. If a charge for the Highest Daily Lifetime 6 Plus benefit would be deducted on the same day we process a withdrawal request, the charge will be deducted first, then the withdrawal will be processed. The withdrawal could cause the Unadjusted Account Value to fall below the Account Value Floor. While the deduction of the charge (other than the final charge) may not reduce the Unadjusted Account Value to zero, withdrawals may reduce the Unadjusted Account Value to zero. If this happens and the Annual Income Amount is greater than zero, we will make payments under the benefit.

Election of and Designations under the Benefit


For Highest Daily Lifetime 6 Plus, there must be either a single Owner who is the same as the Annuitant, or if the Annuity is entity owned, there must be a single natural person Annuitant. In either case, the Annuitant must be at least 45 years old. Any change of the Annuitant under the Annuity will result in cancellation of Highest Daily Lifetime 6 Plus. Similarly, any change of Owner will result in cancellation of Highest Daily Lifetime 6 Plus, except if (a) the new Owner has the same taxpayer identification number as the previous Owner,
(b) ownership is transferred from a custodian to the Annuitant, or vice versa or (c) ownership is transferred from one entity to another entity that is satisfactory to us.


Highest Daily Lifetime 6 Plus can be elected at the time that you purchase your Annuity or after the Issue Date, subject to its availability, and our eligibility rules and restrictions. If you elect Highest Daily Lifetime 6 Plus and terminate it, you can re-elect it, subject to our current rules and availability. See "Termination of Existing Benefits and Election of New Benefits" for information pertaining to elections, termination and re-election of benefits. Please note that if you terminate a living benefit and elect Highest Daily Lifetime 6 Plus, you lose the guarantees that you had accumulated under your existing benefit and your guarantees under Highest Daily Lifetime 6 Plus will be based on the Unadjusted Account Value on the effective date of Highest Daily Lifetime 6 Plus. You should consult with your Financial Professional and carefully consider whether terminating your existing benefit and electing Highest Daily Lifetime 6 Plus is appropriate for you. We reserve the right to waive, change and/or further limit the election frequency in the future.

If you wish to elect this benefit and you are currently participating in a systematic withdrawal program, amounts withdrawn under the program must be taken on a pro rata basis from your Annuity's Sub-accounts (i.e., in direct proportion to the proportion that each such Sub-account bears to your total Account Value) in order for you to be eligible for the benefit. Thus, you may not elect Highest Daily Lifetime 6 Plus so long as you participate in a systematic withdrawal program in which withdrawals are not taken pro rata.

Termination of the Benefit

You may terminate Highest Daily Lifetime 6 Plus at any time by notifying us. If you terminate the benefit, any guarantee provided by the benefit will terminate as of the date the termination is effective, and certain restrictions on re-election may apply.

The benefit automatically terminates upon the first to occur of the following:

(i) your termination of the benefit,

(ii) your surrender of the Annuity,

(iii) your election to begin receiving annuity payments (although if you have elected to receive the Annual Income Amount in the form of annuity payments, we will continue to pay the Annual Income Amount),

(iv) our receipt of Due Proof of Death of the Owner or Annuitant (for entity-owned Annuities)

(v) both the Unadjusted Account Value and Annual Income Amount equal zero, or

(vi) you cease to meet our requirements as described in "Election of and Designations under the Benefit" above.


Upon termination of Highest Daily Lifetime 6 Plus other than upon the death of the Annuitant or Annuitization, we impose any accrued fee for the benefit (i.e., the fee for the pro-rated portion of the year since the fee was last assessed), and thereafter we cease deducting the charge for the benefit. This final charge will be deducted even if it results in the Unadjusted Account Value falling below the Account Value Floor. With regard to your investment allocations, upon termination we will: (i) leave intact amounts that are held in the Permitted Sub-accounts , and (ii) unless you are participating in an asset allocation program (i.e., Custom Portfolios Program, or 6 or 12 Month DCA Program for which we are providing administrative support), transfer all amounts held in the AST Investment Grade Bond Sub-account to your variable Investment Options, pro rata (i.e. in the same proportion as the current balances in your variable Investment

Options). If, prior to the transfer from the AST Investment Grade Bond Sub-account, the Unadjusted Account Value in the variable Investment Options is zero, we will transfer such amounts to the AST Money Market Sub-account.


If a surviving spouse elects to continue the Annuity, the Highest Daily Lifetime 6 Plus benefit terminates upon Due Proof of Death. The spouse may newly elect the benefit subject to the restrictions discussed above.


How Highest Daily Lifetime 6 Plus/Spousal Highest Daily Lifetime 6 Plus Transfers Unadjusted Account Value Between Your Permitted Sub-accounts and the AST Investment Grade Bond Sub-account

An integral part of Highest Daily Lifetime 6 Plus (including Highest Daily Lifetime 6 Plus with LIA and Spousal Highest Daily lifetime 6 Plus) is the pre-determined mathematical formula used to transfer Unadjusted Account Value between the Permitted Sub-accounts and a specified bond fund within the Advanced Series Trust (the "AST Investment Grade Bond Sub-account"). The AST Investment Grade Bond Sub-account is available only with this benefit, and thus you may not allocate Purchase Payments to or make transfers to or from the AST Investment Grade Bond Sub-account. The formula monitors your Unadjusted Account Value daily and, if dictated by the formula, systematically transfers amounts between the Permitted Sub-accounts you have chosen and the AST Investment Grade Bond Sub-account. The formula is set forth in Appendix B (and is described below).

As indicated above, we limit the Sub-accounts to which you may allocate Unadjusted Account Value if you elect Highest Daily Lifetime 6 Plus. For purposes of these benefits, we refer to those permitted Investment Options as the "Permitted Sub-accounts". Subject to availability, you may also choose to allocate Purchase Payments while this program is in effect to the DCA MVA Options utilized with our 6 or 12 Month Dollar Cost Averaging Program ("6 or 12 Month DCA Program"). If you are participating in Highest Daily Lifetime 6 Plus and also are participating in the 6 or 12 Month DCA Program, and the formula under the benefit dictates a transfer from the Permitted Sub-accounts to the AST Investment Grade Bond Sub-account, then the amount to be transferred will be taken entirely from the Sub-accounts, provided there is sufficient
Unadjusted Account Value in those Sub-accounts to meet the required transfer amount. Only if there is insufficient Unadjusted Account Value in those Sub-accounts will an amount be withdrawn from the DCA MVA Options. For purposes of the discussion below concerning transfers from the Permitted Sub-accounts to the AST Investment Grade Bond Sub-account, amounts held within the DCA MVA Options are included within the term "Permitted Sub-accounts". Thus, amounts may be transferred from the DCA MVA Options in the circumstances described above and in the section of the prospectus entitled 6 or 12 Month Dollar Cost Averaging Program. Any transfer dictated by the formula out of the AST Investment Grade Bond Sub-account will only be transferred to the Permitted Sub-accounts, not the DCA MVA Options. We will not assess any Market Value Adjustment with respect to transfers under the formula from the DCA MVA Options.

Speaking generally, the formula, which is applied each Valuation Day, operates as follows. The formula starts by identifying an income basis for that day and then multiplies that figure by 5%, to produce a projected (i.e., hypothetical) income amount. Note that 5% is used in the formula, irrespective of the Annuitant's attained age. Then it produces an estimate of the total amount targeted in our allocation model, based on the projected income amount and factors set forth in the formula. In the formula, we refer to that value as the "Target Value" or "L". If you have already made a withdrawal, your projected income amount (and thus your Target Value) would take into account any automatic step-up, any subsequent Purchase Payments , and any excess withdrawals. Next, the formula subtracts from the Target Value the amount held within the AST Investment Grade Bond Sub-account on that day, and divides that difference by the amount held within the Permitted Sub-accounts That ratio, which essentially isolates the amount of your Target Value that is not offset by amounts held within the AST Investment Grade Bond Sub-account, is called the "Target Ratio" or "r". If, on each of three consecutive Valuation Days, the Target Ratio is greater than 83% but less than or equal to 84.5%, the formula will, on such third Valuation Day, make a transfer from the Permitted Sub-accounts in which you are invested (subject to the 90% cap discussed below) to the AST Investment Grade Bond Sub-account. As discussed above, if all or a portion of your Unadjusted Account Value is allocated to one or more DCA MVA Options at the time a transfer to the AST Investment Grade Bond Sub-account is required under the formula, we will first look to process the transfer from the Permitted Sub-accounts, other than the DCA MVA Options. If the amount allocated to the Permitted Sub-accounts is insufficient to satisfy the transfer, then any remaining amounts will be transferred from the DCA MVA Options. Once a transfer is made, the three consecutive Valuation Days begin again. If, however, on any Valuation Day, the Target Ratio is above 84.5%, the formula will make a transfer from the Permitted Sub-accounts (subject to the 90% cap) to the AST Investment Grade Bond Sub-account (as described above). If the Target Ratio falls below 78% on any Valuation Day, then a transfer from the AST Investment Grade Bond Sub-account to the Permitted Sub-accounts (excluding the DCA MVA Options) will occur.


The formula will not execute a transfer to the AST Investment Grade Bond Sub-account that results in more than 90% of your Unadjusted Account Value being allocated to the AST Investment Grade Bond Sub-account ("90% cap") on that Valuation Day. Thus, on any Valuation Day, if the formula would require a transfer to the AST Investment Grade Bond Sub-account that would result in more than 90% of the Unadjusted Account Value being allocated to the AST Investment Grade Bond Sub-account, only the amount that results in exactly 90% of the Unadjusted Account Value being allocated to the AST Investment Grade Bond Sub-account will be transferred. Additionally, future transfers into the AST Investment Grade Bond Sub-account will not be made (regardless of the performance of the AST Investment Grade Bond Sub-account and the Permitted Sub-accounts) at least until there is first a transfer out of the AST Investment Grade Bond Sub-account. Once this transfer occurs out of the AST Investment Grade Bond Sub-account, future amounts may be transferred to or from the AST Investment Grade Bond Sub-account if dictated by the formula (subject to the 90% cap). At no time will the formula make a transfer to the AST Investment Grade Bond Sub-account that results in greater than 90% of your Unadjusted Account Value being allocated to the AST Investment Grade Bond Sub-account. However, it is possible that, due to the investment performance of your allocations in the AST Investment Grade Bond Sub-account and your allocations in the Permitted Sub-accounts you have selected, your Unadjusted Account Value could be more than 90% invested in the AST Investment Grade Bond Sub-account.

If you make additional Purchase Payments to your Annuity while the 90% cap is in effect, the formula will not transfer any of such additional Purchase Payments to the AST Investment Grade Bond Sub-account at least until there is first a transfer out of the AST Investment Grade Bond Sub-account, regardless of how much of your Unadjusted Account Value is in the Permitted Sub-accounts. This means that there could be scenarios under which, because of the additional Purchase Payments you make, less than 90% of your entire Unadjusted Account Value is allocated to the AST Investment Grade Bond Sub-account, and the formula will still not transfer any of your Unadjusted Account Value to the AST Investment Grade Bond Sub-account (at least until there is first a transfer out of the AST Investment Grade Bond Sub-account). For example,

..  September 1, 2010 - a transfer is made to the AST Investment Grade Bond
   Sub-account that results in the 90% cap being met and now $90,000 is allocated to the AST Investment Grade Bond Sub-account and $10,000 is allocated to the Permitted Sub-accounts.

.. September 2, 2010 - you make an additional Purchase Payment of $10,000. No transfers have been made from the AST Investment Grade Bond Sub-account to the Permitted Sub-accounts since the cap went into effect on September 1, 2010.

.. On September 2, 2010 - (and at least until first a transfer is made out of the AST Investment Grade Bond Sub-account under the formula) - the $10,000 payment is allocated to the Permitted Sub-accounts and on this date you have 82% in the AST Investment Grade Bond Sub-account and 18% in the Permitted Sub-accounts (such that $20,000 is allocated to the Permitted Sub-accounts and $90,000 to the AST Investment Grade Bond Sub-account).

..  Once there is a transfer out of the AST Investment Grade Bond Sub-account
   (of any amount), the formula will operate as described above, meaning that the formula could transfer amounts to or from the AST Investment Grade Bond Sub-account if dictated by the formula (subject to the 90% cap).

Under the operation of the formula, the 90% cap may come into and out of effect multiple times while you participate in the benefit. We will continue to monitor your Unadjusted Account Value daily and, if dictated by the formula, systematically transfer amounts between the Permitted Sub-accounts you have chosen and the AST Investment Grade Bond Sub-account as dictated by the formula.

As you can glean from the formula, investment performance of your Unadjusted Account Value that is negative, flat, or even moderately positive may result in a transfer of a portion of your Unadjusted Account Value in the Permitted Sub-accounts to the AST Investment Grade Bond Sub-account because such investment performance will tend to increase the Target Ratio. Because the amount allocated to the AST Investment Grade Bond Sub-account and the amount allocated to the Permitted Sub-accounts each is a variable in the formula, the investment performance of each affects whether a transfer occurs for your Annuity. In deciding how much to transfer, we use another formula, which essentially seeks to re-balance amounts held in the Permitted Sub-accounts and the AST Investment Grade Bond Sub-account so that the Target Ratio meets a target, which currently is equal to 80%. Once you elect Highest Daily Lifetime 6 Plus, the values we use to compare to the Target Ratio will be fixed. For newly-issued Annuities that elect Highest Daily Lifetime 6 Plus and existing Annuities that elect Highest Daily Lifetime 6 Plus in the future, however, we reserve the right to change such values.


Additionally, on each monthly Annuity Anniversary (if the monthly Annuity Anniversary does not fall on a Valuation Day, the next Valuation Day will be used), following all of the above described daily calculations, if there is money allocated to the AST Investment Grade Bond Sub-account, we will perform an additional monthly calculation to determine whether or not a transfer will be made from the AST Investment Grade Bond Sub-account to the Permitted Sub-accounts. This transfer will automatically occur provided that the Target Ratio, as described above, would be less than 83% after the transfer. The formula will not execute a transfer if the Target Ratio after this transfer would occur would be greater than or equal to 83%.


The amount of the transfer will be equal to the lesser of:

a) The total value of all your Unadjusted Account Value in the AST Investment Grade Bond Sub-account, or

b)  An amount equal to 5% of your total Unadjusted Account Value.

While you are not notified when your Annuity reaches a transfer trigger under the formula, you will receive a confirmation statement indicating the transfer of a portion of your Unadjusted Account Value either to or from the AST Investment Grade Bond Sub-account. The formula by which the transfer operates is designed primarily to mitigate some of the financial risks that we incur in providing the guarantee under Highest Daily Lifetime 6 Plus and Spousal Highest Daily Lifetime 6 Plus. Depending on the results of the calculations of the formula, we may, on any Valuation Day:

    . Not make any transfer between the Permitted Sub-accounts and the AST Investment Grade Bond Sub-account; or

    . If a portion of your Unadjusted Account Value was previously allocated to the AST Investment Grade Bond Sub-account, transfer all or a portion of those amounts to the Permitted Sub-accounts (as described above); or

    . Transfer a portion of your Unadjusted Account Value in the Permitted Sub-accounts and the DCA MVA Options to the AST Investment Grade Bond Sub-account.

The amount and timing of transfers to and from the AST Investment Grade Bond Sub-account pursuant to the formula depends upon a number of factors unique to your Annuity (and is not necessarily directly correlated with the securities markets, bond markets, or interest rates, in general) including:

    . The difference between your Unadjusted Account Value and your Protected Withdrawal Value;

    . How long you have owned Highest Daily Lifetime 6 Plus/Spousal Highest Daily Lifetime 6 Plus;

    .  The performance of the Permitted Sub-accounts you have chosen

    .  The performance of the AST Investment Grade Bond Sub-account;


    . The amount allocated to each of the Permitted Sub-accounts you have chosen;


    .  The amount allocated to the AST Investment Grade Bond Sub-account;

    .  Additional Purchase Payments, if any, you make to your Annuity; and

    . Withdrawals, if any, you take from your Annuity (withdrawals are taken pro rata from your Unadjusted Account Value).

At any given time, some, most or none of your Unadjusted Account Value will be allocated to the AST Investment Grade Bond Sub-account, as dictated by the formula.

The more of your Unadjusted Account Value that is allocated to the AST Investment Grade Bond Sub-account, the greater the impact of the performance of that Sub-account in determining whether (and how much) your Unadjusted Account Value is transferred back to the Permitted Sub-accounts. Further, it is possible under the formula that, if a significant portion of your Unadjusted Account Value is allocated to the AST Investment Grade Bond Sub-account and that Sub-account has good performance but the performance of your Permitted Sub-accounts is negative, that the formula might transfer your Unadjusted Account Value to the Permitted Sub-accounts. Similarly, the more you have allocated to the Permitted Sub-accounts, the greater the impact of the performance of those Permitted Sub-accounts will have on any transfer to the AST Investment Grade Bond Sub-account.

If you make additional Purchase Payments to your Annuity, they will be allocated according to your allocation instructions. Once they are allocated to your Annuity, they will also be subject to the formula described above and therefore may be transferred to the AST Investment Grade Bond Portfolio, if dictated by the formula.

Any Unadjusted Account Value in the AST Investment Grade Bond Sub-account will not be available to participate in the investment experience of the Permitted Sub-accounts regardless of whether there is a subsequent Sub-account decline or market recovery until it is transferred out of the AST Investment Grade Bond Sub-account.

Additional Tax Considerations


If you purchase an annuity as an investment vehicle for "qualified" investments, including an IRA, SEP-IRA, Tax Sheltered Annuity (or 403(b)) or employer plan under Code Section 401(a), the Required Minimum Distribution rules under the Code provide that you begin receiving periodic amounts beginning after age 70 1/2. For a Tax Sheltered Annuity or a 401(a) plan for which the participant is not a greater than five (5) percent Owner of the employer, this required beginning date can generally be deferred to retirement, if later. Roth IRAs are not subject to these rules during the Owner's lifetime. The amount required under the Code may exceed the Annual Income Amount, which will cause us to increase the Annual Income Amount in any Annuity Year that Required Minimum Distributions due from your Annuity are greater than such amounts, as discussed above. In addition, the amount and duration of payments under the annuity payment provision may be adjusted so that the payments do not trigger any penalty or excise taxes due to tax considerations such as Required Minimum Distribution provisions under the tax law.


As indicated, withdrawals made while this benefit is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. Please see the Tax Considerations section for a detailed discussion of the tax treatment of withdrawals. We do not address each potential tax scenario that could arise with respect to this benefit here. However, we do note that if you participate in Highest Daily Lifetime 6 Plus through a non-qualified annuity, as with all withdrawals, once all Purchase Payments are returned under the Annuity, all subsequent withdrawal amounts will be taxed as ordinary income.


Highest Daily Lifetime 6 Plus with Lifetime Income Accelerator (HD6 Plus with
LIA)

We offer another version of Highest Daily Lifetime 6 Plus that we call Highest Daily Lifetime 6 Plus with Lifetime Income Accelerator (HD6 Plus with LIA. Highest Daily Lifetime 6 Plus with LIA guarantees, until the death of the single designated life, the ability to withdraw an amount equal to double the Annual Income Amount (which we refer to as the "LIA Amount") if you meet the conditions set forth below. This version is only being offered in those jurisdictions where we have received regulatory approval and will be offered subsequently in other jurisdictions when we receive regulatory approval in those jurisdictions. You may choose Highest Daily Lifetime 6 Plus with or without also electing LIA, however you may not elect LIA without Highest Daily Lifetime 6 Plus and you must elect the LIA benefit at the time you elect Highest Daily Lifetime 6 Plus. If you elect Highest Daily Lifetime 6 Plus without LIA and would like to add the feature later, you must first terminate the Highest Daily Lifetime 6 Plus benefit and elect the Highest Daily Lifetime 6 Plus with LIA (subject to availability and benefit re-election provisions). Please note that if you terminate Highest Daily Lifetime 6 Plus and elect the Highest Daily Lifetime 6 Plus with LIA you lose the guarantees that you had accumulated under your existing benefit and will begin the new guarantees under the new benefit you elect based on your Unadjusted Account Value as of the date the new benefit becomes active. Highest Daily Lifetime 6 Plus with LIA is offered as an alternative to other lifetime withdrawal options. If you elect this benefit, it may not be combined with any other optional living benefit or death benefit. As long as your Highest Daily Lifetime 6 Plus with LIA benefit is in effect, you must allocate your Unadjusted Account Value in accordance with the permitted and available Investment Option(s) with this benefit. The income benefit under Highest Daily Lifetime 6 Plus with LIA currently is based on a single "designated life" who is between the ages of 45 and 75 on the date that the benefit is elected and received in Good Order. All terms and conditions of Highest Daily Lifetime 6 Plus apply to this version of the benefit, except as described herein. As is the case with Highest Daily Lifetime 6 Plus, Highest Daily Lifetime 6 Plus with LIA involves your participation in a predetermined mathematical formula that transfers Account Value between your Sub-accounts and the AST Investment Grade Bond Portfolio Sub-account. Please see Highest Daily Lifetime 6 Plus above for a description of the predetermined mathematical formula.


Highest Daily Lifetime 6 Plus with LIA is not long-term care insurance and should not be purchased as a substitute for long-term care insurance. The income you receive through the Lifetime Income Accelerator may be used for any purpose, and it may or may not be sufficient to address expenses you may incur for long-term care or other medical or retirement expenses. You should seek professional advice to determine your financial needs for long-term care.

If this benefit is being elected on an Annuity held as a 403(b) plan, then in addition to meeting the eligibility requirements listed below for the LIA Amount you must separately qualify for distributions from the 403(b) plan itself.

If you elect the Highest Daily Lifetime 6 Plus with LIA, the current charge is 1.20% annually of the greater of Unadjusted Account Value and Protected Withdrawal Value. The maximum charge is 2.00% annually of the greater of the Unadjusted Account Value and Protected Withdrawal Value. We deduct this charge on quarterly anniversaries of the benefit effective date. Thus, we deduct, on a quarterly basis, 0.30% of the greater of the prior Valuation Day's Unadjusted Account Value and the prior Valuation Day's Protected Withdrawal Value. We deduct the fee pro rata from each of your Sub-accounts, including the AST Investment Grade Bond Sub-account.

If the deduction of the charge would result in the Unadjusted Account Value falling below the lesser of $500 or 5% of the sum of the Unadjusted Account Value on the effective date of the benefit plus all Purchase Payments made subsequent thereto (we refer to this as the "Account Value Floor"), we will only deduct that portion of the charge that would not cause the Unadjusted Account Value to fall below the Account Value Floor. If the Unadjusted Account Value on the date we would deduct a charge for the benefit is less than the Account Value Floor, then no charge will be assessed for that benefit quarter. Charges deducted upon termination of the benefit may cause the Unadjusted Account Value to fall below the Account Value Floor. If a charge for the Highest Daily Lifetime 6 Plus with LIA benefit would be deducted on the same day we process a withdrawal request, the charge will be deducted first, then the withdrawal will be processed. The withdrawal could cause the Unadjusted Account Value to fall below the Account Value Floor. While the deduction of the charge (other than the final charge) may not reduce the Unadjusted Account Value to zero, withdrawals may reduce the Unadjusted Account Value to zero.

Eligibility Requirements for LIA Amount. Both a waiting period of 36 months from the benefit effective date and an elimination period of 120 days from the date of notification that one or both of the requirements described immediately below have been met apply before you can become eligible for the LIA Amount. The 120 day elimination period begins on the date that we receive notification from you of your eligibility for the LIA Amount. Thus, assuming the 36 month waiting period has been met and we have received the notification referenced in the immediately preceding sentence, the LIA amount would be available for withdrawal on the Valuation Day immediately after the 120th day. The waiting period and the elimination period may run concurrently. In addition to satisfying the waiting and elimination period, at least one of the following requirements ("LIA conditions") must be met.

(1) The designated life is confined to a qualified nursing facility. A qualified nursing facility is a facility operated pursuant to law or any state licensed facility providing medically necessary in-patient care which is prescribed by a licensed physician in writing and based on physical limitations which prohibit daily living in a non-institutional setting.

(2) The designated life is unable to perform two or more basic abilities of caring for oneself or "activities of daily living." We define these basic abilities as:

    i. Eating: Feeding oneself by getting food into the body from a receptacle (such as a plate, cup or table) or by a feeding tube or intravenously.

    ii. Dressing: Putting on and taking off all items of clothing and any necessary braces, fasteners or artificial limbs.

    iii. Bathing: Washing oneself by sponge bath; or in either a tub or shower, including the task of getting into or out of the tub or shower.

    iv. Toileting: Getting to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.

    v.    Transferring: Moving into or out of a bed, chair or wheelchair.

    vi. Continence: Maintaining control of bowel or bladder function; or when unable to maintain control of bowel or bladder function, the ability to perform personal hygiene (including caring for catheter or colostomy bag).

You must notify us in writing when the LIA conditions have been met. If, when we receive such notification, there are more than 120 days remaining until the end of the waiting period described above, you will not be eligible for the LIA Amount, and you will have to notify us again in writing in order to become eligible. If there are 120 days or less remaining until the end of the waiting period when we receive notification that the LIA conditions are met, we will determine eligibility for the LIA Amount through our then current administrative process, which may include, but is not limited to, documentation verifying the LIA conditions and/or an assessment by a third party of our choice. Such assessment may be in person and we will assume any costs associated with the aforementioned assessment. The designated life must be available for any assessment or reassessment pursuant to our administrative process requirements. Once eligibility is determined, the LIA Amount is equal to double the Annual Income Amount as described above under the Highest Daily Lifetime 6 Plus benefit.

Additionally, once eligibility is determined, we will reassess your eligibility on an annual basis although your LIA benefit for the Annuity Year that immediately precedes or runs concurrent with our reassessment will not be affected if it is determined that you are no longer eligible. Your first reassessment may occur in the same year as your initial assessment. If we determine that you are no longer eligible to receive the LIA Amount, upon the next Annuity Anniversary the Annual Income Amount would replace the LIA Amount. There is no limit on the number of times you can become eligible for the LIA Amount, however, each time would require the completion of the 120-day elimination period, notification that the designated life meets the LIA conditions, and determination, through our then current administrative process, that you are eligible for the LIA Amount, each as described above.

LIA Amount at the first Lifetime Withdrawal. If your first Lifetime Withdrawal subsequent to election of Highest Daily Lifetime 6 Plus with LIA occurs while you are eligible for the LIA Amount, the available LIA Amount is equal to double the Annual Income Amount.

LIA Amount after the first Lifetime Withdrawal. If you become eligible for the LIA Amount after you have taken your first Lifetime Withdrawal, the available LIA amount for the current and subsequent Annuity Years is equal to double the then current Annual Income Amount. However, the available LIA amount in the current Annuity Year is reduced by any Lifetime Withdrawals that have been taken in the current Annuity Year. Cumulative Lifetime Withdrawals in an Annuity Year which are less than or equal to the LIA Amount (when eligible for the LIA amount) will not reduce your LIA Amount in subsequent Annuity Years, but any such withdrawals will reduce the LIA Amount on a dollar-for-dollar basis in that Annuity Year.

For new issuances of this benefit, we may institute a "cut-off" date that would stop the appreciation of the Protected Withdrawal Value, even if no Lifetime Withdrawal had been taken prior to the cut-off date (thus affecting the determination of the LIA Amount). We will not apply any cut-off date to those who elected this benefit prior to our institution of a cut-off date.


Withdrawals In Excess of the LIA Amount. Withdrawals (other than the Non-Lifetime Withdrawal) of any amount in a given Annuity Year up to the LIA Amount will reduce the Protected Withdrawal Value by the amount of the withdrawal. However, if your cumulative Lifetime Withdrawals in an Annuity Year are in excess of the LIA Amount ("Excess Withdrawal"), your LIA Amount in subsequent years will be reduced (except with regard to Required Minimum Distributions) by the result of the ratio of the excess portion of the withdrawal to the Account Value immediately prior to the Excess Withdrawal. Excess Withdrawals also will reduce the Protected Withdrawal Value by the same ratio as the reduction to the LIA Amount

AS DISCUSSED IN THIS PARAGRAPH, WHEN YOU MAKE A WITHDRAWAL THAT IS SUBJECT TO AN MVA, WE WILL IDENTIFY THE AMOUNT THAT INCLUDES NOT ONLY THE AMOUNT YOU ACTUALLY RECEIVE, BUT ALSO THE AMOUNT OF THE MVA, TO DETERMINE WHETHER YOUR WITHDRAWAL HAS EXCEEDED LIA AMOUNT. WHEN YOU TAKE A WITHDRAWAL, YOU MAY REQUEST A "GROSS" WITHDRAWAL AMOUNT (E.G., $2000) BUT THEN HAVE ANY MVA DEDUCTED FROM THE AMOUNT YOU ACTUALLY RECEIVE (THUS THE AMOUNT YOU ACTUALLY RECEIVE (E.G., $1800) MAY BE LESS THAN THE AMOUNT YOU DESIGNATED (E.G., $2000). THE PORTION OF SUCH A WITHDRAWAL THAT EXCEEDED YOUR LIA AMOUNT (IF ANY) WOULD BE TREATED AS AN EXCESS WITHDRAWAL AND THUS WOULD REDUCE YOUR LIA AMOUNT IN SUBSEQUENT YEARS. ALTERNATIVELY, YOU MAY REQUEST THAT A "NET" WITHDRAWAL AMOUNT ACTUALLY BE PAID TO YOU (E.G., $2000), WITH THE UNDERSTANDING THAT ANY MVA (E.G., $240) BE DEDUCTED FROM YOUR REMAINING UNADJUSTED ACCOUNT VALUE. IN THE LATTER SCENARIO, WE DETERMINE WHETHER ANY PORTION OF THE WITHDRAWAL IS TO BE TREATED AS AN EXCESS WITHDRAWAL BY LOOKING TO THE SUM OF THE NET AMOUNT YOU ACTUALLY RECEIVE (E.G., $2000) AND THE AMOUNT OF ANY MVA (IN THIS EXAMPLE, A TOTAL OF $2240). THE AMOUNT OF THAT SUM (E.G., THE $2000 YOU RECEIVED PLUS THE $240 FOR THE MVA) THAT EXCEEDS YOUR LIA AMOUNT WILL BE TREATED AS AN EXCESS WITHDRAWAL - THEREBY REDUCING YOUR LIA AMOUNT IN SUBSEQUENT YEARS. IN GENERAL, ONCE A WITHDRAWAL IS TREATED AS AN EXCESS WITHDRAWAL, WE WILL PROPORTIONALLY REDUCE YOUR LIA AMOUNT IN SUBSEQUENT YEARS.


Withdrawals are not required. However, subsequent to the first Lifetime Withdrawal, the LIA Amount is not increased in subsequent Annuity Years if you decide not to take a withdrawal in an Annuity Year or take withdrawals in an Annuity Year that in total are less than the LIA Amount.

Purchase Payments. If you are eligible for the LIA Amount as described under "Eligibility Requirements for LIA Amount" and you make an additional Purchase Payment, the Annual Income Amount is increased by an amount obtained by applying the applicable percentage (4% for ages 45 - less than 59 1/2; 5% for ages 59 1/2-79; and 6% for ages 80 and older) to the Purchase Payment . The applicable percentage is based on the attained age of the designated life on the date of the first Lifetime Withdrawal after the benefit effective date. (Note that for purposes of the age tiers used with this benefit, we deem the Annuitant to have reached age 59 1/2 on the 183rd day after his/her 59th birthday).

.. The LIA Amount is increased by double the Annual Income Amount, if eligibility for LIA has been met. The Protected Withdrawal Value is increased by the amount of each Purchase Payment.

If the Annuity permits additional Purchase Payments, we may limit any additional Purchase Payment(s) if we determine that as a result of the timing and amounts of your additional Purchase Payments and withdrawals, the Annual Income Amount (or, if eligible for LIA, the LIA Amount) is being increased in an unintended fashion. Among the factors we will use in making a determination as to whether an action is designed to increase the Annual Income Amount (or, if eligible for LIA, the LIA Amount) in an unintended fashion is the relative size of additional Purchase Payment(s). We reserve the right to not accept additional Purchase Payments if we are not then offering this benefit for new elections. We will exercise such reservation of right for all annuity purchasers in the same class in a nondiscriminatory manner.

Step Ups. If your Annual Income Amount is stepped up, your LIA Amount will be stepped up to equal double the stepped up Annual Income Amount.


Guarantee Payments. If your Unadjusted Account Value is reduced to zero as a result of cumulative withdrawals that are equal to or less than the LIA Amount when you are eligible, and there is still a LIA Amount available, we will make an additional payment for that Annuity Year equal to the remaining LIA Amount. If this were to occur, you are not permitted to make additional Purchase Payments to your Annuity. Thus, in that scenario, the remaining LIA Amount would be payable even though your Unadjusted Account Value was reduced to zero. In subsequent Annuity Years we make payments that equal the LIA Amount as described in this section. We will make payments until the death of the single designated life. Should the designated life no longer qualify for the LIA amount (as described under "Eligibility Requirements for LIA Amount" above), the Annual Income Amount would continue to be available. Subsequent eligibility for the LIA Amount would require the completion of the 120 day elimination period as well as meeting the LIA conditions listed above under "Eligibility Requirements for LIA Amount". To the extent that cumulative withdrawals in the current Annuity Year that reduce your Unadjusted Account Value to zero are more than the LIA Amount (except in the case of Required Minimum Distributions), Highest Daily Lifetime 6 Plus with LIA terminates, and no additional payments are made. However, if a withdrawal in the latter scenario was taken to satisfy a Required Minimum Distribution (as described above) under the Annuity, then the benefit will not terminate, and we will continue to pay the LIA Amount in subsequent Annuity Years until the death of the designated life.


Annuity Options. In addition to the Highest Daily Lifetime 6 Plus annuity options described above, after the tenth anniversary of the benefit effective date ("Tenth Anniversary"), you may also request that we make annuity payments each year equal to the Annual Income Amount. In any year that you are eligible for the LIA Amount, we make annuity payments equal to the LIA Amount. If you would receive a greater payment by applying your Unadjusted Account Value to receive payments for life under your Annuity, we will pay the greater amount. Annuitization prior to the Tenth Anniversary will forfeit any present or future LIA amounts. We will continue to make payments until the death of the designated life. If this option is elected, the Annual Income Amount and LIA Amount will not increase after annuity payments have begun.

If you elect Highest Daily Lifetime 6 Plus with LIA, and never meet the eligibility requirements, you will not receive any additional payments based on the LIA Amount.

Termination of Highest Lifetime 6 Plus with LIA. The LIA benefit terminates upon the first to occur of the following:

    .  your termination of the benefit;

    .  your surrender the Annuity;

    .  our receipt of Due Proof of Death of the designated life;

    . the Annuity Date, if Unadjusted Account Value remains on the Annuity Date and an election is made to commence annuity payments prior to the tenth Annuity anniversary,;

    . the Valuation Day on which each of the Unadjusted Account Value and the Annual Income Amount is zero; and

    .  if you cease to meet our requirements for elections of this benefit.

Highest Daily Lifetime 6 Plus with LIA is subject to the same pre-determined mathematical formula that applies to Highest Daily Lifetime 6 Plus and Spousal Highest Daily Lifetime 6 Plus. See Highest Daily Lifetime 6 Plus above for a description of the formula.

Spousal Highest Daily Lifetime 6 Plus Income Benefit (SHD6 Plus)


Spousal Highest Daily Lifetime 6 Plus (SHD6 Plus) is a lifetime guaranteed minimum withdrawal benefit, under which, subject to the terms of the benefit, we guarantee your ability to take a certain annual withdrawal amount for the lives of two spouses.

We offer a benefit that guarantees, until the later death of two natural persons who are each other's spouses at the time of election of the benefit and at the first death of one of them (the "designated lives", and each, a "designated life"), the ability to withdraw an annual amount (the "Annual Income Amount") equal to a percentage of an initial principal value (the "Protected Withdrawal Value") regardless of the impact of Sub-account performance on the Unadjusted Account Value, subject to our rules regarding the timing and amount of withdrawals. You are guaranteed to be able to withdraw the Annual Income Amount for the lives of the designated lives, provided you have not made withdrawals of excess income that have resulted in your Unadjusted Account Value being reduced to zero. We also permit you to designate the first withdrawal from your Annuity as a one-time "Non-Lifetime Withdrawal." All other withdrawals from your Annuity are considered a "Lifetime Withdrawal" under the benefit. The benefit may be appropriate if you intend to make periodic withdrawals from your Annuity, wish to ensure that Sub-account performance will not affect your ability to receive annual payments, and wish either spouse to be able to continue the Spousal Highest Daily Lifetime 6 Plus benefit after the death of the first spouse. You are not required to make withdrawals as part of the benefit - the guarantees are not lost if you withdraw less than the maximum allowable amount each year under the rules of the benefit. An integral component of Spousal Highest Daily Lifetime 6 Plus is the pre-determined mathematical formula we employ that may periodically transfer your Unadjusted Account Value to and from the AST Investment Grade Bond Sub-account. See the section above entitled "How Highest Daily Lifetime 6 Plus/Spousal Highest Daily Lifetime 6 Plus Transfers Unadjusted Account Value Between Your Permitted Sub-accounts and the AST Investment Grade Bond Sub-account."

Spousal Highest Daily Lifetime 6 Plus is the spousal version of Highest Daily Lifetime 6 Plus. This version is only being offered in those jurisdictions where we have received regulatory approval and will be offered subsequently in other jurisdictions when we receive regulatory approval in those jurisdictions. Currently, if you elect Spousal Highest Daily Lifetime 6 Plus and subsequently terminate the benefit, you may elect another living benefit, subject to our current rules. See "Election of and Designations under the Benefit" below and "Termination of Existing Benefits and Election of New Benefits" for details. Please note that if you terminate Spousal Highest Daily Lifetime 6 Plus and elect another benefit, you lose the guarantees that you had accumulated under your existing benefit and will begin the new guarantees under the new benefit you elect based on your Unadjusted Account Value as of the date the new benefit becomes active. Spousal Highest Daily Lifetime 6 Plus must be elected based on two designated lives, as described below. The youngest designated life must be at least 50 years old and the oldest designated life must be at least 55 years old when the benefit is elected. Spousal Highest Daily Lifetime 6 Plus is not available if you elect any other optional living benefit, although you may elect any optional death benefit. As long as your Spousal Highest Daily Lifetime 6 Plus Benefit is in effect, you must allocate your Unadjusted Account Value in accordance with the permitted Sub-accounts and other Investment Option(s) available with this benefit. For a more detailed description of the permitted Investment Options, see the "Investment Options" section.

Although you are guaranteed the ability to withdraw your Annual Income Amount even if your Unadjusted Account Value falls to zero, if you take withdrawals of excess income that bring your Unadjusted Account Value to zero, your Annual Income Amount would also fall to zero, and the benefit would terminate. In that scenario, no further amount would be payable under the Spousal Highest Daily Lifetime 6 Plus benefit.


You may also participate in the 6 or 12 Month Dollar Cost Averaging Program if you elect Spousal Highest Daily Lifetime 6 Plus, subject to the 6 or 12 Month DCA Program's rules.

Key Feature - Protected Withdrawal Value

The Protected Withdrawal Value is used to calculate the initial Annual Income Amount. The Protected Withdrawal Value is separate from your Unadjusted Account Value and not available as cash or a lump sum. On the effective date of the benefit, the Protected Withdrawal Value is equal to your Unadjusted Account Value. On each Valuation Day thereafter until the date of your first Lifetime Withdrawal (excluding any Non-Lifetime Withdrawal discussed below), the Protected Withdrawal Value is equal to the "Periodic Value" described in the next paragraph.

The "Periodic Value" initially is equal to the Unadjusted Account Value on the effective date of the benefit. On each Valuation Day thereafter until the first Lifetime Withdrawal, we recalculate the Periodic Value. We stop determining the Periodic Value upon your first Lifetime Withdrawal after the effective date of the benefit. On each Valuation Day (the "Current Valuation Day"), the Periodic Value is equal to the greater of:

(1) the Periodic Value for the immediately preceding business day (the "Prior Valuation Day") appreciated at the daily equivalent of 6% annually during the calendar day(s) between the Prior Valuation Day and the Current Valuation Day (i.e., one day for successive

Valuation Days, but more than one calendar day for Valuation Days that are separated by weekends and/or holidays), plus the amount of any Purchase Payment made on the Current Valuation Day (the Periodic Value is proportionally reduced for any Non-Lifetime Withdrawal); and

(2) the Unadjusted Account Value on the current Valuation Day.

If you have not made a Lifetime Withdrawal on or before the 10th or 20th Anniversary of the effective date of the benefit, your Periodic Value on the 10th or 20th Anniversary of the benefit effective date is equal to the greater of:

(1) the Periodic Value described above or,

(2) the sum of (a), (b) and (c) (proportionally reduced for any Non-Lifetime Withdrawal):

   (a) 200% (on the 10th anniversary) or 400% (on the 20th anniversary) of the Unadjusted Account Value on the effective date of the benefit including any Purchase Payments made on that day;

   (b) 200% (on the 10th anniversary) or 400% (on the 20th anniversary) of all Purchase Payments made within one year following the effective date of the benefit; and

   (c) all Purchase Payments made after one year following the effective date of the benefit.

In the rider for this benefit, as respects the preceding paragraph, we use the term "Guaranteed Base Value" to refer to the Unadjusted Account Value on the effective date of the benefit, plus the amount of any "adjusted" Purchase Payments made within one year after the effective date of the benefit. "Adjusted" Purchase Payments means Purchase Payments we receive, decreased by any fees or tax charges deducted from such Purchase Payments upon allocation to the Annuity.


Once the first Lifetime Withdrawal is made, the Protected Withdrawal Value at any time is equal to the greater of (i) the Protected Withdrawal Value on the date of the first Lifetime Withdrawal, increased for subsequent Purchase Payments and reduced for subsequent Lifetime Withdrawals, and (ii) the highest daily Unadjusted Account Value upon any step-up, increased for subsequent Purchase Payments and reduced for subsequent Lifetime Withdrawals (see below).


Key Feature - Annual Income Amount under the Spousal Highest Daily Lifetime 6 Plus Benefit


The Annual Income Amount is equal to a specified percentage of the Protected Withdrawal Value. The percentage initially depends on the age of the younger designated life on the date of the first Lifetime Withdrawal after election of the benefit. The percentages are: 4% for ages 50-64, 5% for ages 65-84, and 6% for ages 85 and older. We use the age of the younger designated life even if that designated life is no longer a participant under the Annuity due to death or divorce. Under the Spousal Highest Daily Lifetime 6 Plus benefit, if your cumulative Lifetime Withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year and also will reduce the Protected Withdrawal Value on a dollar-for-dollar basis. If your cumulative Lifetime Withdrawals in an Annuity Year are in excess of the Annual Income Amount for any Annuity Year ("Excess Income"), your Annual Income Amount in subsequent years will be reduced (except with regard to Required Minimum Distributions for this Annuity that comply with our rules) by the result of the ratio of the Excess Income to the Account Value immediately prior to such withdrawal (see examples of this calculation below). If you take withdrawals of Excess Income, only the portion of the Lifetime Withdrawal that exceeds the remaining Annual Income Amount will proportionally reduce your Protected Withdrawal Value and Annual Income Amount in future years.

AS DISCUSSED IN THIS PARAGRAPH, WHEN YOU MAKE A WITHDRAWAL THAT IS SUBJECT TO AN MVA, WE WILL IDENTIFY THE AMOUNT THAT INCLUDES NOT ONLY THE AMOUNT YOU ACTUALLY RECEIVE, BUT ALSO THE AMOUNT OF THE MVA, TO DETERMINE WHETHER YOUR WITHDRAWAL HAS EXCEEDED THE ANNUAL INCOME AMOUNT. WHEN YOU TAKE A WITHDRAWAL, YOU MAY REQUEST A "GROSS" WITHDRAWAL AMOUNT (E.G., $2000) BUT THEN HAVE ANY MVA DEDUCTED FROM THE AMOUNT YOU ACTUALLY RECEIVE (THUS THE AMOUNT YOU ACTUALLY RECEIVE (E.G., $1800) MAY BE LESS THAN THE AMOUNT YOU DESIGNATED (E.G., $2000). THE PORTION OF SUCH A WITHDRAWAL THAT EXCEEDED YOUR ANNUAL INCOME AMOUNT (IF
ANY) WOULD BE TREATED AS EXCESS INCOME AND THUS WOULD REDUCE YOUR ANNUAL INCOME AMOUNT IN SUBSEQUENT YEARS. ALTERNATIVELY, YOU MAY REQUEST THAT A "NET" WITHDRAWAL AMOUNT ACTUALLY BE PAID TO YOU (E.G., $2000), WITH THE UNDERSTANDING THAT ANY MVA (E.G., $240) BE DEDUCTED FROM YOUR REMAINING UNADJUSTED ACCOUNT VALUE. IN THE LATTER SCENARIO, WE DETERMINE WHETHER ANY PORTION OF THE WITHDRAWAL IS TO BE TREATED AS EXCESS INCOME BY LOOKING TO THE SUM OF THE NET AMOUNT YOU ACTUALLY RECEIVE (E.G., $2000) AND THE AMOUNT OF ANY MVA (IN THIS EXAMPLE, A TOTAL OF $2240). THE AMOUNT OF THAT SUM (E.G., THE $2000 YOU RECEIVED PLUS THE $240 FOR THE MVA) THAT EXCEEDS YOUR ANNUAL INCOME AMOUNT WILL BE TREATED AS EXCESS INCOME - THEREBY REDUCING YOUR ANNUAL INCOME AMOUNT IN SUBSEQUENT YEARS. IN GENERAL, ONCE A WITHDRAWAL IS TREATED AS EXCESS INCOME, WE WILL PROPORTIONALLY REDUCE YOUR ANNUAL INCOME AMOUNT IN SUBSEQUENT YEARS.


You may use the Systematic Withdrawal program to make withdrawals of the Annual Income Amount. Any systematic withdrawal will be deemed a Lifetime Withdrawal under this benefit.

Any Purchase Payment that you make subsequent to the election of Spousal Highest Daily Lifetime 6 Plus and subsequent to the first Lifetime Withdrawal will (i) increase the then-existing Annual Income Amount by an amount equal to a percentage of the Purchase Payment based on the age of the younger designated life at the time of the first Lifetime Withdrawal (the percentages are: 4% for ages 50-64, 5% for ages 65-84, and 6% for ages 85 and older, and (ii) increase the Protected Withdrawal Value by the amount of the Purchase Payment.


If your Annuity permits additional Purchase Payments, we may limit any additional Purchase Payment(s) if we determine that as a result of the timing and amounts of your additional Purchase Payments and withdrawals, the Annual Income Amount is being increased in an unintended fashion. Among the factors we will use in making a determination as to whether an action is designed to increase the Annual Income Amount in an unintended fashion is the relative size of additional Purchase Payment(s). We reserve the right to not accept additional Purchase Payments if we are not then offering this benefit for new elections. We will exercise such reservation of right for all annuity purchasers in the same class in a nondiscriminatory manner.

Highest Daily Auto Step-Up


An automatic step-up feature ("Highest Daily Auto Step-Up") is part of this benefit. As detailed in this paragraph, the Highest Daily Auto Step-Up feature can result in a larger Annual Income Amount subsequent to your first Lifetime Withdrawal. The Highest Daily Step-Up starts with the anniversary of the Issue Date of the Annuity (the "Annuity Anniversary") immediately after your first Lifetime Withdrawal under the benefit. Specifically, upon the first such Annuity Anniversary, we identify the Unadjusted Account Value on each Valuation Day within the immediately preceding Annuity Year after your first Lifetime Withdrawal. Having identified the highest daily value (after all daily values have been adjusted for subsequent Purchase Payments and withdrawals), we then multiply that value by a percentage that varies based on the age of the younger designated life on the Annuity Anniversary as of which the step-up would occur. The percentages are 4% for ages 50-64, 5% for ages 65-84, and 6% for ages 85 and older. If that value exceeds the existing Annual Income Amount, we replace the existing amount with the new, higher amount. Otherwise, we leave the existing Annual Income Amount intact. We will not automatically increase your Annual Income Amount solely as a result of your attaining a new age that is associated with a new age-based percentage. The Unadjusted Account Value on the Annuity Anniversary is considered the last daily step-up value of the Annuity Year. In later years (i.e., after the first Annuity Anniversary after the first Lifetime Withdrawal), we determine whether an automatic step-up should occur on each Annuity Anniversary by performing a similar examination of the Unadjusted Account Values that occurred on Valuation Days during the year. Taking Lifetime Withdrawals could produce a greater difference between your Protected Withdrawal Value and your Unadjusted Account Value, which may make a Highest Daily Auto Step-up less likely to occur. At the time that we increase your Annual Income Amount, we also increase your Protected Withdrawal Value to equal the highest daily value upon which your step-up was based only if that results in an increase to the Protected Withdrawal Value. Your Protected Withdrawal Value will never be decreased as a result of an income step-up. If, on the date that we implement a Highest Daily Auto Step-Up to your Annual Income Amount, the charge for Spousal Highest Daily Lifetime 6 Plus has changed for new purchasers, you may be subject to the new charge at the time of such step-up. Prior to increasing your charge for Spousal Highest Daily Lifetime 6 Plus upon a step-up, we would notify you, and give you the opportunity to cancel the automatic step-up feature. If you receive notice of a proposed step-up and accompanying fee increase, you should carefully evaluate whether the amount of the step-up justifies the increased fee to which you will be subject. Any such increased charge will not be greater than the maximum charge set forth in the table entitled "Your Optional Benefit Fees and Charges".


If you are enrolled in a Systematic Withdrawal program, we will not automatically increase the withdrawal amount when there is an increase to the Annual Income Amount. You must notify us in order to increase the withdrawal amount of any Systematic Withdrawal program.

The Spousal Highest Daily Lifetime 6 Plus benefit does not affect your ability to take withdrawals under your Annuity, or limit your ability to take withdrawals that exceed the Annual Income Amount. Under Spousal Highest Daily Lifetime 6 Plus, if your cumulative Lifetime Withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year. If, cumulatively, you withdraw an amount less than the Annual Income Amount in any Annuity Year, you cannot carry-over the unused portion of the Annual Income Amount to subsequent Annuity Years.

Because each of the Protected Withdrawal Value and Annual Income Amount is determined in a way that is not solely related to Unadjusted Account Value, it is possible for the Unadjusted Account Value to fall to zero, even though the Annual Income Amount remains.

Examples of dollar-for-dollar and proportional reductions, and the Highest Daily Auto Step-Up are set forth below. The values shown here are purely hypothetical, and do not reflect the charges for the Spousal Highest Daily Lifetime 6 Plus benefit or any other fees and charges under the Annuity. Assume the following for all three examples:

    .  The Issue Date is November 1, 2010

    . The Spousal Highest Daily Lifetime 6 Plus benefit is elected on August 1, 2011

    . The younger designated life was 70 years old when he/she elected the Spousal Highest Daily Lifetime 6 Plus benefit.

Example of dollar-for-dollar reductions

On October 24, 2011, the Protected Withdrawal Value is $120,000, resulting in an Annual Income Amount of $6,000 (since the younger designated life is between the ages of 65 and 84 at the time of the first Lifetime Withdrawal, the Annual Income Amount is 5% of the Protected Withdrawal Value, in this case 5% of $120,000). Assuming $2,500 is withdrawn from the Annuity on this date, the remaining Annual Income Amount for that Annuity Year (up to and including October 31, 2011) is $3,500. This is the result of a dollar-for-dollar reduction of the Annual Income Amount ($6,000 less $2,500 = $3,500).

Example of proportional reductions

Continuing the previous example, assume an additional withdrawal of $5,000 occurs on October 27, 2011 and the Account Value at the time and immediately prior to this withdrawal is $118,000. The first $3,500 of this withdrawal reduces the Annual Income Amount for that Annuity Year to $0. The remaining withdrawal amount of $1,500 - reduces the Annual Income Amount in future Annuity Years on a proportional basis based on the ratio of the excess withdrawal to the Unadjusted Account Value immediately prior to the excess withdrawal. (Note that if there were other withdrawals in that Annuity Year, each would result in another proportional reduction to the Annual Income Amount).


Here is the calculation:



   Unadjusted Account Value before Lifetime Withdrawal            $118,000.00
   Less amount of "non" excess withdrawal                           $3,500.00
   Unadjusted Account Value immediately before excess withdrawal
     of $1,500                                                    $114,500.00
   Excess withdrawal amount                                         $,1500.00
   Ratio                                                                1.31%
   Annual Income Amount                                             $6,000.00
   Less ratio of 1.31%                                                 $78.60
   Annual Income Amount for future Annuity Years                    $5,921.40


Example of highest daily auto step-up

On each Annuity Anniversary date after the first Lifetime Withdrawal, the Annual Income Amount is stepped-up if the appropriate percentage (based on the younger designated life's age on that Annuity Anniversary) of the highest daily value since your first Lifetime Withdrawal (or last Annuity Anniversary in subsequent years), adjusted for withdrawals and additional Purchase Payments , is higher than the Annual Income Amount, adjusted for excess withdrawals and additional Purchase Payments.

Continuing the same example as above, the Annual Income Amount for this Annuity Year is $6,000. However, the excess withdrawal on October 27 reduces the amount to $5,921.40 for future years (see above). For the next Annuity Year, the Annual Income Amount will be stepped up if 5% (since the youngest designated life is between 65 and 84 on the date of the potential step-up) of the highest daily Unadjusted Account Value adjusted for withdrawals and Purchase Payments, is higher than $5921.40. Here are the calculations for determining the daily values. Only the October 26 value is being adjusted for excess withdrawals as the October 28 and October 31 Valuation Days occur after the excess withdrawal on October 27.



                                       Highest Daily Value
                                          (adjusted for          Adjusted Annual
                                     withdrawal and Purchase Income Amount (5% of the
     Date*             Account value       Payments)**         Highest Daily Value)
     -----             ------------- ----------------------- ------------------------
     October 26, 2011   $119,000.00        $119,000.00              $5,950.00
     October 27, 2011   $113,000.00        $113,986.95              $5,699.35
     October 28, 2011   $113,000.00        $113,986.95              $5,699.35
     October 31, 2011   $119,000.00        $119,000.00              $5,950.00

--------
* In this example, the Annuity Anniversary date is November 1. The Valuation Dates are every day following the first Lifetime Withdrawal. In subsequent Annuity Years Valuation Dates will be every day following the Annuity Anniversary. The Annuity Anniversary Date of November 1 is considered the final Valuation Date for the Annuity Year.

** In this example, the first daily value after the first Lifetime Withdrawal is $119,000 on October 26, resulting in an adjusted Annual Income Amount of $5,950.00. This amount is adjusted on October 27 to reflect the $5,000 withdrawal. The calculations for the adjustments are:

    . The Unadjusted Account Value of $119,000 on October 26 is first reduced dollar-for-dollar by $3,500 ($3,500 is the remaining Annual Income Amount for the Annuity Year), resulting in an Unadjusted Account Value of $115,500 before the excess withdrawal.


    . This amount ($115,500) is further reduced by 1.31% (this is the ratio in the above example which is the excess withdrawal divided by the Unadjusted Account Value immediately preceding the excess withdrawal) resulting in a Highest Daily Value of $113,986.95.


    . The adjusted Annual Income Amount is carried forward to the next Valuation Date of October 28. At this time, we compare this amount to 5% of the Unadjusted Account Value on October 28. Since the October 27 adjusted Annual Income Amount of $5,699.35 is higher than $5,650.00 (5% of $113,000), we continue to carry $5,699.35 forward to the next and final Valuation Day of October 31. The Unadjusted Account Value on October 31 is $119,000 and 5% of this amount is $5,950. Since this is higher than $5,699.35, the adjusted Annual Income Amount is reset to $5,950.00.


In this example, 5% of the October 31 value results in the highest amount of $5,950.00. Since this amount is higher than the current year's Annual Income Amount of $5,921.40 (adjusted for excess withdrawals), the Annual Income Amount for the next Annuity Year, starting on November 1, 2011 and continuing through October 31, 2012, will be stepped-up to $5,950.00.

Non-Lifetime Withdrawal Feature

You may take a one-time non-lifetime withdrawal ("Non-Lifetime Withdrawal") under Spousal Highest Daily Lifetime 6 Plus. It is an optional feature of the benefit that you can only elect at the time of your first withdrawal. The amount of the Non-Lifetime Withdrawal cannot be more than the amount that would cause the Annuity to be taken below the minimum Surrender Value after a withdrawal for your Annuity. This Non-Lifetime Withdrawal will not establish our initial Annual Income Amount and the Periodic Value above will continue to be calculated. However, the total amount of the withdrawal will proportionally reduce all guarantees associated with the Spousal Highest Daily Lifetime 6 Plus benefit. You must tell us at the time you take the withdrawal if your withdrawal is intended to be the Non-Lifetime Withdrawal and not the first Lifetime Withdrawal under the Spousal Highest Daily Lifetime 6 Plus benefit. If you don't elect the Non-Lifetime Withdrawal, the first withdrawal you make will be the first Lifetime Withdrawal that establishes your Protected Withdrawal Value and Annual Income Amount. Once you elect the Non-Lifetime Withdrawal or Lifetime Withdrawals, no additional Non-Lifetime withdrawals may be taken.

The Non-Lifetime Withdrawal will proportionally reduce the Protected Withdrawal Value and the Periodic Value guarantees on the tenth and twentieth anniversaries of the benefit effective date, described above, by the percentage the total withdrawal amount (including any applicable MVA) represents of the then current Unadjusted Account Value immediately prior to the time of the withdrawal.

If you are participating in a Systematic Withdrawal program, the first withdrawal under the program cannot be classified as the Non-Lifetime Withdrawal.

Example - Non-Lifetime Withdrawal (proportional reduction)

This example is purely hypothetical and does not reflect the charges for the benefit or any other fees and charges under the Annuity. It is intended to illustrate the proportional reduction of the Non-Lifetime Withdrawal under this benefit.

Assume the following:

    .  The Issue Date is December 1, 2010

    . The Spousal Highest Daily Lifetime 6 Plus benefit is elected on September 1, 2011

    .  The Unadjusted Account Value at benefit election was $105,000

    . The younger designated life was 70 years old when he/she elected the Spousal Highest Daily Lifetime 6 Plus benefit

    . No previous withdrawals have been taken under the Spousal Highest Daily Lifetime 6 Plus benefit


On October 3, 2011, the Protected Withdrawal Value is $125,000, the 10th benefit year minimum Periodic Value guarantee is $210,000 and the 20th benefit year minimum Periodic Value guarantee is $420,000, and the Unadjusted Account Value is $120,000. Assuming $15,000 is withdrawn from the Annuity on October 3, 2011 and is designated as a Non-Lifetime Withdrawal, all guarantees associated with the Spousal Highest Daily Lifetime 6 Plus benefit will be reduced by the ratio the total withdrawal amount represents of the Account Value just prior to the withdrawal being taken.


Here is the calculation:


    Withdrawal amount                                              $ 15,000
    Divided by Account Value before withdrawal                     $120,000
    Equals ratio                                                      12.5%
    All guarantees will be reduced by the above ratio (12.5%)
    Protected Withdrawal Value                                     $109,375
    10th benefit year Minimum Periodic Value                       $183,750
    20th benefit year Minimum Periodic Value                       $367,500


Required Minimum Distributions

Withdrawals that exceed the Annual Income Amount, but which you are required to take as a Required Minimum Distribution for this Annuity, will not reduce the Annual Income Amount for future years. No additional Annual Income Amounts will be available in an Annuity Year due to Required Minimum Distributions unless the Required Minimum Distribution amount is greater than the Annual Income Amount. Unless designated as a Non-Lifetime Withdrawal, Required Minimum Distributions are considered Lifetime Withdrawals. If you take a withdrawal in an Annuity Year in which your Required Minimum Distribution for that year is not greater than the Annual Income Amount, and the amount of the withdrawal exceeds the remaining Annual Income Amount for that year, we will treat the withdrawal as a withdrawal of Excess Income. Such a withdrawal of Excess Income will reduce the Annual Income Amount available in future years. If the Required Minimum Distribution (as calculated by us for your Annuity and not previously withdrawn in the current calendar year) is greater than the Annual Income Amount, an amount equal to the remaining Annual Income Amount plus the difference between the Required Minimum Distribution amount not previously withdrawn in the current calendar year and the Annual Income Amount will be available in the current Annuity Year without it being considered a withdrawal of Excess Income. In the event that a Required Minimum Distribution is calculated in a calendar year that crosses more than one Annuity Year and you choose to satisfy the entire Required Minimum Distribution for that calendar year in the next Annuity Year, the distribution taken in the next Annuity Year will reduce your Annual Income Amount in that Annuity Year by the amount of the distribution. If the Required Minimum Distribution not taken in the prior Annuity Year is greater than the Annual Income Amount as guaranteed by the benefit in the current Annuity Year, the total Required Minimum Distribution amount may be taken without being treated as a withdrawal of Excess Income.

Example - Required Minimum Distributions

The following example is purely hypothetical and is intended to illustrate a scenario in which the Required Minimum Distribution amount in a given Annuity Year is greater than the Annual Income Amount.

Annual Income Amount = $5,000
Remaining Annual Income Amount = $3,000
Required Minimum Distribution = $6,000

The amount you may withdraw in the current Annuity Year without it being treated as an Excess Withdrawal is $4,000. ($3,000 + ($6,000 - $5,000) =
$4,000).

If the $4,000 withdrawal is taken, the remaining Annual Income Amount will be zero and the remaining Required Minimum Distribution amount of $2,000 may be taken in the subsequent Annuity Year (when your Annual Income Amount is reset to $5,000) without proportionally reducing all guarantees associated with the Spousal Highest Daily Lifetime 6 Plus benefit as described above. The amount you may withdraw in the subsequent Annuity Year if you stop taking withdrawals in the current Annuity Year and choose not to satisfy the Required Minimum Distribution in the current Annuity Year (assuming the Annual Income Amount in the subsequent Annuity Year is $5,000) without being treated as a withdrawal of Excess Income is $6,000. This withdrawal must comply with all IRS guidelines in order to satisfy the Required Minimum Distribution for the current calendar year.

Benefits Under Spousal Highest Daily Lifetime 6 Plus


    . To the extent that your Unadjusted Account Value was reduced to zero as a result of cumulative Lifetime Withdrawals in an Annuity Year that are less than or equal to the Annual Income Amount, and amounts are still payable under Spousal Highest Daily Lifetime 6 Plus, we will make an additional payment, if any, for that Annuity Year equal to the remaining Annual Income Amount for the Annuity Year. Thus, in that scenario, the remaining Annual Income Amount would be payable even though your Unadjusted Account Value was reduced to zero. In subsequent Annuity Years we make payments that equal the Annual Income Amount as described in this section. We will make payments until the death of the first of the designated lives to die, and will continue to make payments until the death of the second designated life as long as the designated lives were spouses at the time of the first death. After the Unadjusted Account Value is reduced to zero, you are not permitted to make additional Purchase Payments to your Annuity. To the extent that cumulative withdrawals in the Annuity Year that reduced your Unadjusted Account Value to zero are more than the Annual Income Amount, the Spousal Highest Daily Lifetime 6 Plus benefit terminates, and no additional payments will be made. However, if a withdrawal in the latter scenario was taken to satisfy a Required Minimum Distribution (as described above) under the Annuity then the benefit will not terminate, and we will continue to pay the Annual Income Amount in subsequent Annuity Years until the death of the second designated life provided the designated lives were spouses at the death of the first designated life.


    . Please note that if your Unadjusted Account Value is reduced to zero, all subsequent payments will be treated as annuity payments. Further, payments that we make under this benefit after the Latest Annuity Date will be treated as annuity payments.

    . If annuity payments are to begin under the terms of your Annuity, or if you decide to begin receiving annuity payments and there is an Annual Income Amount due in subsequent Annuity Years, you can elect one of the following two options:

          (1) apply your Unadjusted Account Value, less any applicable state required premium tax, to any annuity option available; or


          (2) request that, as of the date annuity payments are to begin, we make annuity payments each year equal to the Annual Income Amount. We will make payments until the first of the designated lives to die, and will continue to make payments until the death of the second designated life as long as the designated lives were spouses at the time of the first death. If, due to death of a designated life or divorce prior to Annuitization, only a single designated life remains, then annuity payments will be made as a life annuity for the lifetime of the designated life. We must receive your request in a form acceptable to us at our office. If applying your Unadjusted Account Value, less any applicable tax charges, to our current life only (or joint life, depending on the number of designated lives remaining) annuity payment rates results in a higher annual payment, we will give you the higher annual payment.


    . In the absence of an election when mandatory annuity payments are to begin, we currently make annual annuity payments as a joint and survivor or single (as applicable) life fixed annuity with eight payments certain, by applying the greater of the annuity rates then currently available or the annuity rates guaranteed in your Annuity. We reserve the right at any time to increase or decrease the certain period in order to comply with the Code (e.g., to shorten the period certain to match life expectancy under applicable Internal Revenue Service tables). The amount that will be applied to provide such annuity payments will be the greater of:

          (1) the present value of the future Annual Income Amount payments. Such present value will be calculated using the greater of the joint and survivor or single (as applicable) life fixed annuity rates then currently available or the joint and survivor or single (as applicable) life fixed annuity rates guaranteed in your Annuity; and

          (2) the Unadjusted Account Value.

If no Lifetime Withdrawal was ever taken, we will calculate the Annual Income Amount as if you made your first Lifetime Withdrawal on the date the annuity payments are to begin.

Other Important Considerations


    . Withdrawals under the Spousal Highest Daily Lifetime 6 Plus benefit are subject to all of the terms and conditions of the Annuity, including withdrawals that exceed the Annual Income Amount. Withdrawals made while the Spousal Highest Daily Lifetime 6 Plus Benefit is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. Any withdrawals made under the benefit will be taken pro rata from the Sub-accounts (including the AST Investment Grade Bond Sub-account) and the DCA MVA Options. If you have an active Systematic Withdrawal program running at the time you elect this benefit, the program must withdraw funds pro-rata. The first Systematic Withdrawal that processes after your election of the benefit will be deemed a Lifetime Withdrawal. Withdrawals from the MVA Options may be subject to an MVA.


    . You cannot allocate Purchase Payments or transfer Unadjusted Account Value to or from the AST Investment Grade Bond Sub-account. A summary description of the AST Investment Grade Bond Portfolios appears in the prospectus section entitled "What Are The Investment Objectives and Policies of The Portfolios?" In addition, you can find a copy of the AST Investment Grade Bond Portfolio prospectus by going to www.prudentialannuities.com.


    . Transfers to and from the elected Sub-accounts, the DCA MVA Options, and the AST Investment Grade Bond Sub-account triggered by the Spousal Highest Daily Lifetime 6 Plus mathematical formula will not count toward the maximum number of free transfers allowable under an Annuity.


    . Upon inception of the benefit, 100% of your Unadjusted Account Value must be allocated to the Permitted Sub-accounts. We may amend the Permitted Sub-accounts from time to time. Changes to Permitted Sub-accounts, or to the requirements as to how you may allocate your Account Value with this benefit, will apply to new elections of the benefit and may apply to current participants in the benefit. To the extent that changes apply to current participants in the benefit, they will apply only upon re-allocation of Account Value, or upon addition of additional Purchase Payments. That is, we will not require such current participants to re-allocate Account Value to comply with any new requirements.


    . If you elect this benefit and in connection with that election, you are required to reallocate to different Sub-accounts, then on the Valuation Day we receive your request in Good Order, we will (i) sell Units of the non-permitted Investment Options and (ii) invest the proceeds of those sales in the Sub-accounts that you have designated. During this reallocation process, your Unadjusted Account Value allocated to the Sub-accounts will remain exposed to investment risk, as is the case generally. The newly-elected benefit will commence at the close of business on the following Valuation Day. Thus, the protection afforded by the newly-elected benefit will not arise until the close of business on the following Valuation Day.


    . The current charge for Spousal Highest Daily Lifetime 6 Plus is 0.95% annually of the greater of Unadjusted Account Value and Protected Withdrawal Value. The maximum charge for Spousal Highest Daily Lifetime 6 Plus is 1.50% annually of the greater of the Unadjusted Account Value and Protected Withdrawal Value. We deduct this charge on quarterly anniversaries of the benefit effective date, based on the values on the last Valuation Day prior to the quarterly anniversary. Thus, we deduct, on a quarterly basis, 0.2375% of the greater of the prior Valuation Day's Unadjusted Account Value, or the prior Valuation Day's Protected Withdrawal Value. We deduct the fee pro rata from each of your Sub-accounts, including the AST Investment Grade Bond Sub-account.

If the deduction of the charge would result in the Unadjusted Account Value falling below the lesser of $500 or 5% of the sum of the Unadjusted Account Value on the effective date of the benefit plus all Purchase Payments made subsequent thereto (we refer to this as the "Account Value Floor"), we will only deduct that portion of the charge that would not cause the Unadjusted Account Value to fall below the Account Value Floor. If the Unadjusted Account Value on the date we would deduct a charge for the benefit is less than the Account Value Floor, then no charge will be assessed for that benefit quarter. Charges deducted upon termination of the benefit may cause the Unadjusted Account Value to fall below the Account Value Floor. If a charge for the Spousal Highest Daily Lifetime 6 Plus benefit would be deducted on the same day we process a withdrawal request, the charge will be deducted first, then the withdrawal will be processed. The withdrawal could cause the Unadjusted Account Value to fall below the Account Value Floor. While the deduction of the charge (other than the final charge) may not reduce the Unadjusted Account Value to zero, withdrawals may reduce the Unadjusted Account Value to zero. If this happens and the Annual Income Amount is greater than zero, we will make payments under the benefit and the Death Benefit (described above) will not be payable.

Election of and Designations under the Benefit

Spousal Highest Daily Lifetime 6 Plus can only be elected based on two designated lives. Designated lives must be natural persons who are each other's spouses at the time of election of the benefit and at the death of the first of the designated lives to die. Currently, Spousal Highest Daily Lifetime 6 Plus only may be elected where the Owner, Annuitant, and Beneficiary designations are as follows:


    . One Annuity Owner, where the Annuitant and the Owner are the same person and the sole Beneficiary is the Owner's spouse. The younger Owner/Annuitant and the Beneficiary must be at least 50 years old and the older must be at least 55 years old at the time of election; or

    . Co-Annuity Owners, where the Owners are each other's spouses. The Beneficiary designation must be the surviving spouse, or the spouses named equally. One of the Owners must be the Annuitant. The younger Owner must be at least 50 years old and the older Owner must be at least 55 years old at the time of election; or

    . One Annuity Owner, where the Owner is a custodial account established to hold retirement assets for the benefit of the Annuitant pursuant to the provisions of Section 408(a) of the Internal Revenue Code (or any successor Code section thereto) ("Custodial Account"), the Beneficiary is the Custodial Account, and the spouse of the Annuitant is the Contingent Annuitant. The younger of the Annuitant and the Contingent Annuitant must be at least 50 years old and the older must be at least 55 years old at the time of election.


We do not permit a change of Owner under this benefit, except as follows:
(a) if one Owner dies and the surviving spousal Owner assumes the Annuity, or
(b) if the Annuity initially is co-owned, but thereafter the Owner who is not the Annuitant is removed as Owner.

We permit changes of Beneficiary designations under this benefit, however if the Beneficiary is changed, the benefit may not be eligible to be continued upon the death of the first designated life. If the designated lives divorce, the Spousal Highest Daily Lifetime 6 Plus benefit may not be divided as part of the divorce settlement or judgment. Nor may the divorcing spouse who retains ownership of the Annuity appoint a new designated life upon re-marriage.

Spousal Highest Daily Lifetime 6 Plus can be elected at the time that you purchase your Annuity or after the Issue Date, subject its availability, and our eligibility rules and restrictions. If you elect Spousal Highest Daily Lifetime 6 Plus and terminate it, you can re-elect it, subject to our current rules and availability. See "Termination of Existing Benefits and Election of New Benefits" for information pertaining to elections, termination and re-election of benefits. Please note that if you terminate a living benefit and elect Spousal Highest Daily Lifetime 6 Plus, you lose the guarantees that you had accumulated under your existing benefit, and your guarantees under Spousal Highest Daily Lifetime 6 Plus will be based on your Unadjusted Account Value on the effective date of Spousal Highest Daily Lifetime 6 Plus. You should carefully consider whether terminating your existing benefit and electing a new benefit is appropriate for you. We reserve the right to waive, change and/or further limit the election frequency in the future.

If you wish to elect this benefit and you are currently participating in a systematic withdrawal program, amounts withdrawn under the program must be taken on a pro rata basis from your Annuity's Sub-accounts (i.e., in direct proportion to the proportion that each such Sub-account bears to your total Account Value) in order for you to be eligible for the benefit. Thus, you may not elect Spousal Highest Daily Lifetime 6 Plus so long as you participate in a systematic withdrawal program in which withdrawals are not taken pro rata.

Termination of the Benefit

You may terminate the benefit at any time by notifying us. If you terminate the benefit, any guarantee provided by the benefit will terminate as of the date the termination is effective, and certain restrictions on re-election may apply.

The benefit automatically terminates upon the first to occur of the following:

    . upon our receipt of Due Proof of Death of the first designated life, if the surviving spouse opts to take the death benefit under the Annuity (rather than continue the Annuity) or if the surviving spouse is not an eligible designated life;

    .  upon the death of the second designated life;

    .  your termination of the benefit;

    .  your surrender of the Annuity;

    . your election to begin receiving annuity payments (although if you have elected to take annuity payments in the form of the Annual Income Amount, we will continue to pay the Annual Income Amount);

    .  both the Unadjusted Account Value and Annual Income Amount equal zero;
       and

    . you cease to meet our requirements as described in "Election of and Designations under the Benefit".

       Upon termination of Spousal Highest Daily Lifetime 6 Plus other than upon the death of the Annuitant or Annuitization, we impose any accrued fee for the benefit (i.e., the fee for the pro-rated portion of the year since the fee was last assessed), and thereafter we cease deducting the charge for the benefit. This final charge will be deducted even if it results in the Unadjusted Account Value falling below the Account Value Floor. With regard to your investment allocations, upon termination we will: (i) leave intact amounts that are held in the Permitted Sub-accounts, and (ii) unless you are participating in an asset allocation program (i.e., Custom Portfolios Program or 6 or 12 Month DCA Program for which we are providing administrative support), transfer all amounts held in the AST Investment Grade Bond Sub-account to your variable Investment Options, pro rata (i.e. in the same proportion as the current balances in your variable Investment Options). If, prior to the transfer from the AST Investment Grade Bond Sub-account, the Unadjusted Account Value in the variable Investment Options is zero, we will transfer such amounts to the AST Money Market Sub-account.

       How Spousal Highest Daily Lifetime 6 Plus Transfers Unadjusted Account Value between Your Permitted Sub-accounts and the AST Investment Grade Bond Sub-account. See "How Highest Daily Lifetime 6 Plus/Spousal Highest Daily Lifetime 6 Plus transfers Unadjusted Account Value Between Your Permitted Sub-accounts and the AST Investment Grade Bond Sub-account" above for information regarding this component of the benefit.


       Additional Tax Considerations

       If you purchase an annuity as an investment vehicle for "qualified" investments, including an IRA, SEP-IRA, Tax Sheltered Annuity (or 403(b)) or employer plan under Code Section 401(a), the Required Minimum Distribution rules under the Code provide that you begin receiving periodic amounts beginning after age 70 1/2. For a Tax Sheltered Annuity or a 401(a) plan for which the participant is not a greater than five (5) percent Owner of the employer, this required beginning date can generally be deferred to retirement, if later. Roth IRAs are not subject to these rules during the Owner's lifetime. The amount required under the Code may exceed the Annual Income Amount, which will cause us to increase the Annual Income Amount in any Annuity Year that Required Minimum Distributions due from your Annuity are greater than such amounts, as discussed above. In addition, the amount and duration of payments under the annuity payment provisions may be adjusted so that the payments do not trigger any penalty or excise taxes due to tax considerations such as Required Minimum Distribution provisions under the tax law.

       As indicated, withdrawals made while this benefit is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. Please see the Tax Considerations section for a detailed discussion of the tax treatment of withdrawals. We do not address each potential tax scenario that could arise with respect to this benefit here. However, we do note that if you participate in Spousal Highest Daily Lifetime 6 Plus through a non-qualified annuity, as with all withdrawals, once all Purchase Payments are returned under the Annuity, all subsequent withdrawal amounts will be taxed as ordinary income.

GUARANTEED RETURN OPTION Plus II (GRO Plus II)


Guaranteed Return Option Plus II (GRO Plus II) is a form of "guaranteed minimum accumulation benefit" that guarantees a specified Unadjusted Account Value at one or more dates in the future. If you participate in this benefit, you are subject to the predetermined mathematical formula described below that transfers Account Value between your Sub-accounts and an AST bond portfolio Sub-account.


Under GRO Plus II, we guarantee that on the seventh anniversary of benefit election, and each anniversary thereafter, the Unadjusted Account Value will be not less than the Unadjusted Account Value on the date that the benefit is added to your Annuity (adjusted for subsequent Purchase Payments and withdrawals as detailed below) .We refer to this initial guarantee as the "base guarantee." In addition to the base guarantee, GRO Plus II offers the possibility of an enhanced guarantee. You may "manually" lock in an enhanced guarantee once per "benefit year" (i.e., a year beginning on the date you acquired the benefit and each anniversary thereafter) if your Unadjusted Account Value on that Valuation Day exceeds the amount of any outstanding base guarantee or enhanced guarantee. If you elect to manually lock-in an enhanced guarantee, on an anniversary of the effective date of the benefit, that lock-in will not count towards the one elective manual lock-in you may make each benefit year. We guarantee that the Unadjusted Account Value locked-in by that enhanced guarantee will not be any less seven years later, and each anniversary of that date thereafter. In addition, you may elect an automatic enhanced guarantee feature under which, if your Unadjusted Account Value on a benefit anniversary exceeds the highest existing guarantee by 7% or more, we guarantee that such Unadjusted Account Value will not be any less seven benefit anniversaries later and each benefit anniversary thereafter. You may maintain only one enhanced guarantee in addition to your base guarantee. Thus, when a new enhanced guarantee is created, it cancels any existing enhanced guarantee. However, the fact that an enhanced guarantee was effected automatically on a benefit anniversary does not prevent you from "manually" locking-in an enhanced guarantee during the ensuing benefit year. In addition, the fact that you "manually" locked in an enhanced guarantee does not preclude the possibility of an automatic enhanced guarantee on the subsequent benefit anniversary. You may elect to terminate an enhanced guarantee without also terminating the base guarantee. If you do, any amounts held in the AST bond portfolio Sub-account (which is used as part of a pre-determined mathematical formula required with this benefit) with respect to that enhanced guarantee will be transferred to your other Sub-accounts in accordance with your most recent allocation instructions, and if none exist, then pro rata to your variable Sub-accounts (see below "Key Feature - Allocation of Unadjusted Account Value").

Amounts held in an AST bond portfolio Sub-account with respect to the base guarantee will not be transferred as a result of the termination of an enhanced guarantee. You may not lock in an enhanced guarantee, either manually or through our optional automatic program, within seven years prior to the Latest Annuity Date (please see "Annuity Options" for further information). This also applies to a new Owner who has acquired the Annuity from the original Owner.


In this section, we refer to a date on which the Unadjusted Account Value is guaranteed to be present as the "Maturity Date". If the Account Value on the Maturity Date is less than the guaranteed amount, we will contribute funds from our general account to bring your Unadjusted Account Value up to the guaranteed amount. If the Maturity Date is not a Valuation Day, then we would contribute such an amount on the next Valuation Day. We will allocate any such amount to each Sub-account (other than the AST bond portfolio Sub-account used with this benefit and described below) in accordance with your most recent allocation instructions, which means: a) the Custom Portfolio Program or, b) if you are not participating in this program, then such amounts will be allocated to your Sub-accounts on a pro rata basis. Regardless of whether we need to contribute funds at the end of a Guarantee Period, we will at that time transfer all amounts held within the AST bond portfolio Sub-account associated with the maturing guarantee in accordance with your most recent allocation instructions, which means: a) the Custom Portfolio Program or, b) if you are not participating in this program, then such amounts will be allocated to you Sub-accounts on a pro rata basis. If the former (i.e., an asset allocation program), your Unadjusted Account Value will be transferred according to the program.


Any addition or transferred amount may be subsequently re-allocated based on the predetermined mathematical formula described below.


The guarantees provided by the benefit exist only on the applicable Maturity Date(s). However, due to the ongoing monitoring of your Unadjusted Account Value, and the transfer of Unadjusted Account Value to support your future guarantees, the benefit may provide some protection from significant Sub-account losses. For this same reason, the benefit may limit your ability to benefit from Sub-account increases while it is in effect.

We increase both the base guarantee and any enhanced guarantee by the amount of each Purchase Payment made subsequent to the date that the guarantee was established. For example, if the effective date of the benefit was January 3, 2011 and the Account Value was $100,000 on that date, then a $30,000 Purchase Payment made on March 30, 2012 would increase the base guarantee amount to $130,000.


If you make a withdrawal, we effect a proportional reduction to each existing guarantee amount. We calculate a proportional reduction by reducing each existing guarantee amount by the percentage represented by the ratio of the withdrawal amount to your Unadjusted Account Value immediately prior to the withdrawal.

If you make a withdrawal, we will deduct the withdrawal amount pro rata from each of your Sub-accounts (including the AST bond portfolio Sub-account used with this benefit).

EXAMPLE

This example is purely hypothetical and does not reflect the charges for the benefit or any other fees and charges under the Annuity. It is intended to illustrate the proportional reduction of a withdrawal on each guarantee amount under this benefit.

Assume the following:

    .  The Issue Date is December 1, 2010

    .  The benefit is elected on December 1, 2010

    . The Account Value on December 1, 2010 is $200,000, which results in a base guarantee of $200,000

    .  An enhanced guarantee amount of $350,000 is locked in on December 1, 2011

    .  The Account Value immediately prior to the withdrawal is equal to
       $380,000

If a withdrawal of $50,000 is taken on December 15, 2011, all guarantee amounts will be reduced by the ratio of the total withdrawal amount to the Account Value just prior to the withdrawal being taken.

Here is the calculation (figures are rounded):


    . Withdrawal Amount                                             $50,000
    . Divided by Unadjusted Account Value before withdrawal        $380,000
    . Equals ratio                                                   13.16%
    . All guarantees will be reduced by the above ratio (13.16%)
    . Base guarantee amount                                        $173,680
    . Enhanced guarantee amount                                    $303,940


Key Feature - Allocation of Unadjusted Account Value For GRO Plus II and Highest Daily GRO II


We limit the Sub-accounts to which you may allocate Unadjusted Account Value if you elect GRO Plus II and Highest Daily GRO Plus II (see below for information pertaining to HD GRO II). For purposes of these benefits, we refer to those permitted Investment Options (other than the required bond portfolio Sub-accounts discussed below) as the "Permitted Sub-accounts."


GRO Plus II and HD GRO II use a predetermined mathematical formula to help manage your guarantees through all market cycles. The formula applicable to you may not be altered once you elect the benefit. However, subject to regulatory approval, we do reserve the right to amend the formula for newly-issued Annuities that elect or re-elect GRO Plus II and HD GRO II and for existing Annuities that elect the benefit post-issue. This required formula helps us manage our financial exposure under GRO Plus II and HD GRO II, by moving assets out of certain Sub-accounts if dictated by the formula (see below). In essence, we seek to preserve Unadjusted Account Value, by transferring them to a more stable option (i.e., one or more specified bond Portfolios of Advanced Series Trust). We refer to the Sub-accounts corresponding to these bond Portfolios collectively as the "AST bond portfolio Sub-accounts". The formula also contemplates the transfer of Unadjusted Account Value from an AST bond portfolio Sub-account to the other Sub-accounts. The formula is set forth in Appendix C of this prospectus. A summary description of each AST bond portfolio Sub-account appears within the prospectus section entitled "What Are The Investment Objectives and Policies Of The Portfolios?" You will be furnished with a prospectus describing the AST bond Portfolios. In addition, you can find a copy of the AST bond portfolio prospectus by going to www.prudentialannuities.com.


For purposes of operating the formula applicable to GRO Plus II and HD GRO II, we have included within this Annuity several AST bond portfolio Sub-accounts. Each AST bond portfolio is unique, in that its underlying investments generally mature at different times. For example, there would be an AST bond portfolio whose underlying investments generally mature in 2020, an AST bond portfolio whose underlying investments generally mature in 2021, and so forth. As discussed below, the formula determines the appropriate AST bond portfolio Sub-account to which Account Value is transferred. We will introduce new AST bond portfolio Sub-accounts in subsequent years, to correspond generally to the length of new Guarantee Periods that are created under this benefit (and the Highest Daily GRO II benefit). If you have elected GRO Plus II or HD GRO II, you may have Unadjusted Account Value allocated to an AST bond portfolio Sub-account only by operation of the formula, and thus you may not allocate Purchase Payments to or make transfers to or from an AST bond portfolio Sub-account.


Although we employ several AST bond portfolio Sub-accounts for purposes of the benefit, the formula described in the next paragraph operates so that your Unadjusted Account Value may be allocated to only one AST bond portfolio Sub-account at one time. The formula determines the appropriate AST Bond Portfolio Sub-account to which Unadjusted Account Value is transferred. On any day a transfer into or out of the AST bond portfolio Sub-account is made the formula may dictate that a transfer out of one AST bond portfolio Sub-account be made into another AST bond portfolio Sub-account. Any transfer into an AST bond portfolio Sub-account will be directed to the AST bond portfolio Sub-account associated with the "current liability", as described below. As indicated, the AST bond portfolio Sub-accounts are employed with this benefit to help us mitigate the financial risks under our guarantee. Thus, in accordance with the formula applicable to you under the benefit, we determine which AST bond portfolio Sub-account your Account Value is transferred to, and under what circumstances a transfer is made.


In general, the formula works as follows. On each Valuation Day, the formula automatically performs an analysis with respect to each guarantee that is outstanding. For each outstanding guarantee, the formula begins by determining the present value on that Valuation Day that, if appreciated at the applicable "discount rate", would equal the applicable guarantee amount on the Maturity Date. As detailed in the formula, the discount rate is an interest rate determined by taking a benchmark index used within the financial services industry and then reducing that interest rate by a prescribed adjustment. Once selected, we do not change the applicable benchmark index (although we do reserve the right to use a new benchmark index if the original benchmark is discontinued). The greatest of each such present value is referred to as the "current liability" in the formula. The formula compares the current liability to the amount of your Unadjusted Account Value held within the AST bond portfolio Sub-account and to your Unadjusted Account Value held within the Permitted Sub-accounts. If the current liability, reduced by the amount held within the AST bond portfolio Sub-account, and divided by the amount held within the Permitted Sub-accounts, exceeds an upper target value (currently, 85%), then the formula will make a transfer into the AST bond portfolio Sub-account, in the amount dictated by the formula (subject to the 90% cap discussed below). If the current liability, reduced by the amount held within the AST bond portfolio Sub-account, and divided by the amount within the Permitted Sub-accounts, is less than a lower target value (currently, 79%), then the formula will transfer Unadjusted Account Value from the AST bond portfolio Sub-account into the Permitted Sub-accounts, in the amount dictated by the formula.

The formula will not execute a transfer to the AST bond portfolio Sub-account that results in more than 90% of your Unadjusted Account Value being allocated to the AST bond portfolio Sub-account (90% cap"). Thus, on any Valuation Day, if the formula would require a transfer to the AST bond portfolio Sub-account that would result in more than 90% of the Unadjusted Account Value being allocated to the AST bond portfolio Sub-account, only the amount that results in exactly 90% of the Unadjusted Account Value being allocated to the AST bond portfolio Sub-account will be transferred. Additionally, future transfers into the AST bond portfolio Sub-account will not be made (regardless of the performance of the AST bond portfolio Sub-account and the Permitted Sub-accounts) at least until there is first a transfer out of the AST bond portfolio Sub-account. Once this transfer occurs out of the AST bond portfolio Sub-account, future amounts may be transferred to or from the AST bond portfolio Sub-account if dictated by the formula (subject to the 90% cap). At no time will the formula make a transfer to the AST bond portfolio Sub-account that results in greater than 90% of your Unadjusted Account Value being allocated to the AST bond portfolio Sub-account. However, it is possible that, due to the investment performance of your allocations in the AST bond portfolio Sub-account and your allocations in the Permitted Sub-accounts you have selected, your Unadjusted Account Value could be more than 90% invested in the AST bond portfolio Sub-account. If you make additional Purchase Payments to your Annuity while the 90% cap is in effect, the formula will not transfer any of such additional Purchase Payments to the AST bond portfolio Sub-account at least until there is first a transfer out of the AST bond portfolio Sub-account, regardless of how much of your Unadjusted Account Value is in the Permitted Sub-accounts. This means that there could be scenarios under which, because of the additional Purchase Payments you make, less than 90% of your entire Unadjusted Account Value is allocated to the AST bond portfolio Sub-account, and the formula will still not transfer any of your Unadjusted Account Value to the AST bond portfolio Sub-account (at least until there is first a transfer out of the AST bond portfolio Sub-account).


For example,


    . March 17, 2011 - a transfer is made to the AST bond portfolio Sub-account that results in the 90% cap being met and now $90,000 is allocated to the AST bond portfolio Sub-account and $10,000 is allocated to the Permitted Sub-accounts.

    . March 18, 2011 - you make an additional Purchase Payment of $10,000. No transfers have been made from the AST bond portfolio Sub-account to the Permitted Sub-accounts since the cap went into effect on March 17, 2011.

    . On March 18, 2011 (and at least until first a transfer is made out of the AST bond portfolio Sub-account under the formula) - the $10,000 payment is allocated to the Permitted Sub-accounts and on this date you have 82% in the AST bond portfolio Sub-account and 18% in the Permitted Sub-accounts (such that $20,000 is allocated to the Permitted Sub-accounts and $90,000 to the AST bond portfolio Sub-account).


    . Once there is a transfer out of the AST bond portfolio Sub-account (of any amount), the formula will operate as described above, meaning that the formula could transfer amounts to or from the AST bond portfolio Sub-account if dictated by the formula (subject to the 90% cap).

       Under the operation of the formula, the 90% cap may come into and out of effect multiple times while you participate in the benefit. We will continue to monitor your Account Value daily and, if dictated by the formula, systematically transfer amounts between the Permitted Sub-accounts you have chosen and the AST bond portfolio Sub-account as dictated by the formula.

       As discussed above, each Valuation Day, the formula analyzes the difference between your Unadjusted Account Value and your guarantees, as well as how long you have owned the benefit, and determines if any portion of your Unadjusted Account Value needs to be transferred into or out of the AST bond portfolio Sub-accounts. Therefore, at any given time, some, none, or most of your Unadjusted Account Value may be allocated to the AST bond portfolio Sub-accounts.

       The amount that is transferred to and from the AST bond portfolio Sub-accounts pursuant to the formula depends upon a number of factors unique to your Annuity (and is not necessarily directly correlated with the securities markets, bond markets, or interest rates, in general) including:

    . The difference between your Unadjusted Account Value and your guarantee amount(s);

    .  The amount of time until the maturity of your guarantee(s);

    .  The amount invested in, and the performance of, the Permitted
       Sub-accounts;

    . The amount invested in, and the performance of, the AST bond portfolio Sub-accounts;

    . The discount rate used to determine the present value of your guarantee(s);

    .  Additional Purchase Payments, if any, that you make to the Annuity; and

    .  Withdrawals, if any, taken from the Annuity.


       Any amounts invested in the AST bond portfolio Sub-accounts will affect your ability to participate in a subsequent market recovery within the Permitted Sub-accounts. Conversely, the Unadjusted Account Value may be higher at the beginning of the recovery, e.g. more of the Unadjusted Account Value may have been protected from decline and volatility than it otherwise would have been had the benefit not been elected. The AST bond portfolio Sub-accounts are available only with certain optional living benefits, and you may not allocate Purchase Payments to or transfer Account Value to or from the AST bond portfolio Sub-accounts.


       Transfers under the formula do not impact any guarantees under the benefit that have already been locked-in.

       Election/Cancellation of the Benefit


GRO Plus II can be elected on the Issue Date of your Annuity, or on any Valuation Day thereafter as long as the benefit is available, provided that your Unadjusted Account Value is allocated in a manner permitted with the benefit and that you otherwise meet our eligibility rules. You may elect GRO Plus II only if the oldest of the Owner and Annuitant is 84 or younger on the date of election. GRO Plus II is not available if you participate in any other optional living benefit. However, GRO Plus II may be elected together with any optional death benefit.

GRO Plus II will terminate automatically upon: (a) the death of the Owner or the Annuitant (in an entity owned contract), unless the Annuity is continued by the surviving spouse; (b) as of the date Unadjusted Account Value is applied to begin annuity payments; (c) as of the anniversary of benefit election that immediately precedes the contractually-mandated latest Annuity Date, or
(d) upon full surrender of the Annuity. If you elect to terminate the benefit, GRO Plus II will no longer provide any guarantees. The charge for the GRO Plus II benefit will no longer be deducted from your Unadjusted Account Value upon termination of the benefit.

If you elect this benefit, and in connection with that election you are required to reallocate to different Investment Options permitted under this benefit, then on the Valuation Day on which we receive your request in Good Order, we will (i) sell Units of the non-permitted Investment Options and
(ii) invest the proceeds of those sales in the permitted Investment Options that you have designated. During this reallocation process, your Unadjusted Account Value allocated to the Sub-accounts will remain exposed to investment risk, as is the case generally. The protection afforded by the newly-elected benefit will not arise until the close of business on the following Valuation Day.

   If you wish, you may cancel the GRO Plus II benefit. You may also cancel an enhanced guarantee, but leave the base guarantee intact. Upon cancellation, you may elect any other currently available living benefit on any Valuation Day after you have cancelled the GRO Plus II benefit, provided that your Unadjusted Account Value is allocated in a manner permitted with that new benefit and that you otherwise meet our eligibility rules. Upon cancellation of the GRO Plus II benefit, any Unadjusted Account Value allocated to the AST bond portfolio Sub-account used with the formula will be reallocated to the Permitted Sub-accounts according to your most recent allocation instructions or, in absence of such instructions, pro rata (i.e., in direct proportion to your current allocations). Upon your re-election of GRO Plus II, Unadjusted Account Value may be transferred between the AST bond portfolio Sub-accounts and the Permitted Sub-accounts according to the predetermined mathematical formula (see "Key Feature - Allocation of Unadjusted Account Value" above for more details). You also should be aware that upon cancellation of the GRO Plus II benefit, you will lose all guarantees that you had accumulated under the benefit. Thus, the guarantees under any newly-elected benefit will be based on your current Unadjusted Account Value at benefit effectiveness. The benefit you elect or re-elect may be more expensive than the benefit you cancel. Once the GRO Plus II benefit is canceled you are not required to re-elect another optional living benefit and any subsequent benefit election may be made on or after the first Valuation Day following the cancellation of the GRO Plus II benefit provided that the benefit you are looking to elect is available at that time and on a post-issue basis.


   Special Considerations under GRO Plus II

   This benefit is subject to certain rules and restrictions, including, but not limited to the following:

    . Upon inception of the benefit, 100% of your Unadjusted Account Value must be allocated to the Permitted Sub-accounts. The Permitted Sub-accounts are those described in the Investment Option section of this prospectus. No MVA Options may be in effect as of the date that you elect to participate in the benefit, nor may you add such allocations after you have acquired the benefit.

    . Transfers as dictated by the formula will not count toward the maximum number of free transfers allowable under the Annuity.


    . Any amounts applied to your Unadjusted Account Value by us on a Maturity Date will not be treated as "investment in the contract" for income tax purposes.


    . Only systematic withdrawal programs in which amounts withdrawn are being taken on a pro rata basis from your Annuity's Sub-accounts (i.e., in direct proportion to the proportion that each such Sub-account bears to your total Unadjusted Account Value) will be permitted if you participate in GRO Plus II. Thus, you may not elect GRO Plus II so long as you participate in a systematic withdrawal program in which withdrawals are not taken pro rata. Similarly, if you currently participate in GRO Plus II, we will allow you to add a systematic withdrawal program only if withdrawals under the program are to be taken pro rata.


    . As the time remaining until the applicable Maturity Date(s) gradually decreases, the benefit may become increasingly sensitive to moves to an AST bond portfolio Sub-account.


Charges under the Benefit


We deduct an annualized charge equal to 0.60% of the average daily net assets of the Sub-accounts (including any AST bond portfolio Sub-account) for participation in the GRO Plus II benefit. The annualized charge is deducted daily. The charge is deducted to compensate us for: (a) the risk that your Account Value on a Maturity Date is less than the amount guaranteed and
(b) administration of the benefit.


HIGHEST DAILY GUARANTEED RETURN OPTION II (HD GRO II)


Highest Daily Guaranteed Return Option Plus II (HD GRO II) is a form of "guaranteed minimum accumulation benefit" that guarantees a specified Account Value at one or more dates in the future. If you participate in this benefit, you are subject to a predetermined mathematical formula that transfers Account Value between your Sub-accounts and an AST bond portfolio Sub-account.


HD GRO II creates a series of separate guarantees, each of which is based on the highest Unadjusted Account Value attained on a day during the applicable time period. As each year of your participation in the benefit passes, we create a new guarantee. Each guarantee then remains in existence until the date on which it matures (unless the benefit terminates sooner). We refer to each date on which the specified Unadjusted Account Value is guaranteed as the "Maturity Date" for that guarantee. HD GRO II will not create a guarantee if the Maturity Date of that guarantee would extend beyond the Latest Annuity Date. This is true even with respect to a new Owner who has acquired the Annuity from the original Owner.

The guarantees provided by the benefit exist only on the applicable Maturity Date(s). However, due to the ongoing monitoring of your Unadjusted Account Value, and the transfer of Unadjusted Account Value to support your future guarantees, the benefit may provide some protection from significant Sub-account losses. For this same reason, the benefit may limit your ability to benefit from Sub-account increases while it is in effect.


The initial guarantee is created on the day that the HD GRO II benefit is added to your Annuity. We guarantee that your Unadjusted Account Value on the tenth anniversary of that day (we refer to each such anniversary as a "benefit anniversary") will not be less than your Unadjusted Account Value on the day that the HD GRO II benefit was added to your Annuity. Each benefit anniversary thereafter, we create a new guarantee. With respect to each such subsequent guarantee, we identify the highest Unadjusted Account Value that occurred between the date of that benefit anniversary and the date on which HD GRO II was added to your Annuity. We guarantee that your Unadjusted Account Value ten years after that benefit anniversary will be no less than the highest daily Unadjusted Account Value (adjusted for Purchase Payments and withdrawals, as described below) that occurred during that time period. The following example illustrates the time period over which we identify the highest daily Unadjusted Account Value for purposes of each subsequent guarantee under the benefit. If the date of benefit election were January 6, 2011, we would create a guarantee on January 6 of each subsequent year. For example, we would create a guarantee on January 6, 2015 based on the highest Unadjusted Account Value occurring between January 6, 2011 and January 6, 2015, and that guarantee would mature on January 6, 2025. As described below, we adjust each of the guarantee amounts for Purchase Payments and withdrawals.


If the Unadjusted Account Value on the Maturity Date is less than the guaranteed amount, we will contribute funds from our general account to bring your Unadjusted Account Value up to the guaranteed amount. If the Maturity Date is not a Valuation Day, then we would contribute such an amount on the next Valuation Day. We will allocate any such amount to each Sub-account (other than the AST bond portfolio Sub-account used with this benefit and described below) in accordance with your most recent allocations instructions. Regardless of whether we need to contribute funds at the end of a Guarantee Period, we will at that time transfer all amounts held within the AST bond portfolio Sub-account associated with the maturing guarantee to your other Sub-accounts on a pro rata basis, unless your Account Value is either (1) being allocated according to an asset allocation program or (2) at that time allocated entirely to an AST bond portfolio Sub-account. If the former (i.e., an asset allocation program), your Unadjusted Account Value will be transferred according to the program. If the latter (i.e., an AST bond portfolio Sub-account), then your Unadjusted Account Value will be transferred to the Sub-accounts permitted with this benefit according to your most recent allocation instructions. Any addition or transferred amount may subsequently be re-allocated based on the predetermined mathematical formula described below.

We increase the amount of each guarantee that has not yet reached its Maturity Date, as well as the highest daily Unadjusted Account Value that we calculate to establish a guarantee, by the amount of each subsequent Purchase Payment made prior to the applicable Maturity Date. For example, if the effective date of the benefit was January 4, 2011, and there was an initial guaranteed amount that was set at $100,000 maturing January 4, 2021, and a second guaranteed amount that was set at $120,000 maturing January 4, 2022, then a $30,000 Purchase Payment made on March 30, 2012 would increase the guaranteed amounts to $130,000 and $150,000, respectively.


If you make a withdrawal ,we effect a proportional reduction to each existing guarantee amount. We calculate a proportional reduction by reducing each existing guarantee amount by the percentage represented by the ratio of the withdrawal amount to your Unadjusted Account Value immediately prior to the withdrawal.

If you make a withdrawal, we will deduct the withdrawal amount pro rata from each of your Sub-accounts (including the AST bond portfolio Sub-account used with this benefit).

EXAMPLE

This example is purely hypothetical and does not reflect the charges for the benefit or any other fees and charges under the Annuity. It is intended to illustrate the proportional reduction of a withdrawal on each guarantee amount under this benefit. Assume the following:

..  The Issue Date is December 1, 2010

..  The benefit is elected on December 1, 2010

.. The Unadjusted Account Value on December 1, 2010 is $200,000, which results in an initial guarantee of $200,000

..  An additional guarantee amount of $350,000 is locked in on December 1, 2011

..  The Unadjusted Account Value immediately prior to the withdrawal is equal to
   $380,000

If a withdrawal of $50,000 is taken on December 15, 2011, all guarantee amounts will be reduced by the ratio the total withdrawal amount represents of the Unadjusted Account Value just prior to the withdrawal being taken.


Here is the calculation (figures are rounded):



    . Withdrawal Amount                                             $50,000
    . Divided by Unadjusted Account Value before withdrawal        $380,000
    . Equals ratio                                                   13.16%
    . All guarantees will be reduced by the above ratio (13.16%)
    . Initial guarantee amount                                     $173,680
    . Additional guarantee amount                                  $303,940







Key Feature - Allocation of Unadjusted Account Value


We limit the Sub-accounts to which you may allocate Account Value if you elect HD GRO II. For purposes of this benefit, we refer to those permitted Investment Options (other than the AST bond portfolio used with this benefit) as the "Permitted Sub-accounts".


HD GRO II uses a predetermined mathematical formula to help manage your guarantees through all market cycles. The formula, and its manner of operation, is the same as that for GRO Plus II. Please see "Key Feature - Allocation of Unadjusted Account Value" in the GRO Plus II section of this prospectus for a discussion of the mathematical formula.

Election/Cancellation of the Benefit

HD GRO II can be elected on the Issue Date of your Annuity, or on any Valuation Day thereafter as long as the benefit is available, provided that your Unadjusted Account Value is allocated in a manner permitted with the benefit and you otherwise meet our eligibility requirements. You may elect HD GRO II only if the oldest of the Owner and Annuitant is 84 or younger on the date of election. If you currently participate in a living benefit that may be cancelled, you may terminate that benefit at any time and elect HD GRO II. However you will lose all guarantees that you had accumulated under the previous benefit. The initial guarantee under HD GRO II will be based on your current Unadjusted Account Value at the time the new benefit becomes effective on your Annuity. HD GRO II is not available if you participate in any other living benefit. However, HD GRO II may be elected together with any optional death benefit.


HD GRO II will terminate automatically upon: (a) the death of the Owner or the Annuitant (in an entity owned contract), unless the Annuity is continued by the surviving spouse; (b) as of the date Unadjusted Account Value is applied to begin annuity payments; (c) as of the anniversary of benefit election that immediately precedes the contractually-mandated latest Annuity Date, or
(d) upon full surrender of the Annuity. If you elect to terminate the benefit, HD GRO II will no longer provide any guarantees. The charge for the HD GRO II benefit will no longer be deducted from your Unadjusted Account Value upon termination of the benefit.

If you elect this benefit, and in connection with that election you are required to reallocate to different Investment Options permitted under this benefit, then on the Valuation Day on which we receive your request in Good Order, we will (i) sell Units of the non-permitted Investment Options and
(ii) invest the proceeds of those sales in the permitted Investment Options that you have designated. During this reallocation process, your Unadjusted Account Value allocated to the Sub-accounts will remain exposed to investment risk, as is the case generally. The protection afforded by the newly-elected benefit will not arise until the close of business on the following Valuation Day.

If you wish, you may cancel the HD GRO II benefit. You may then elect any other currently available living benefit on any Valuation Day after you have cancelled the HD GRO II benefit, provided that your Unadjusted Account Value is allocated in the manner permitted with that new benefit and you otherwise meet our eligibility requirements. Upon cancellation of the HD GRO II benefit, any Unadjusted Account Value allocated to the AST bond portfolio Sub-accounts used with the formula will be reallocated to the Permitted Sub-accounts according to your most recent allocation instructions or, in absence of such instructions, pro rata (i.e., in direct proportion to your current allocations). Upon your re-election of HD GRO II, Unadjusted Account Value may be transferred between the AST bond portfolio Sub-accounts and the other Sub-accounts according to the predetermined mathematical formula (see "Key Feature - Allocation of Unadjusted Account Value" section for more details). You also should be aware that upon cancellation of the HD GRO II benefit, you will lose all guarantees that you had accumulated under the benefit. Thus, the guarantees under your newly-elected benefit will be based on your current Unadjusted Account Value at the time the new benefit becomes effective. The benefit you elect or re-elect may be more expensive than the benefit you cancel.


Special Considerations under HD GRO II

This benefit is subject to certain rules and restrictions, including, but not limited to the following:

.. Upon inception of the benefit, 100% of your Unadjusted Account Value must be allocated to the Permitted Sub-accounts. The Permitted Sub-accounts are those described in the Investment Option section.

.. Transfers as dictated by the formula will not count toward the maximum number of free transfers allowable under the Annuity.


..  Any amounts applied to your Unadjusted Account Value by us on a Maturity
   Date will not be treated as "investment in the contract" for income tax purposes.

.. As the time remaining until the applicable Maturity Date gradually decreases, the benefit may become increasingly sensitive to moves to an AST bond portfolio Sub-account.


.. Only systematic withdrawal programs in which amounts withdrawn are being taken on a pro rata basis from your Annuity's Sub-accounts (i.e., in direct proportion to the proportion that each such Sub-account bears to your total Unadjusted Account Value) will be permitted if you participate in HD GRO II. Thus, you may not elect HD GRO II so long as you participate in a systematic withdrawal program in which withdrawals are not taken pro rata. Similarly, if you currently participate in HD GRO II, we will allow you to add a systematic withdrawal program only if withdrawals under the program are to be taken pro rata.

Charges under the Benefit


We deduct an annualized charge equal to 0.60% of the average daily net assets of the Sub-accounts (including any AST bond portfolio Sub-account) for participation in the HD GRO II benefit. The annualized charge is deducted daily. The charge is deducted to compensate us for: (a) the risk that your Account Value on the Maturity Date is less than the amount guaranteed and
(b) administration of the benefit.

           MINIMUM DEATH BENEFITS AND OPTIONAL DEATH BENEFIT RIDERS


TRIGGERS FOR PAYMENT OF THE DEATH BENEFIT


Each Annuity provides a Death Benefit prior to Annuitization. If the Annuity is owned by one or more natural persons, the Death Benefit is payable upon the death of the Owner (or the first to die, if there are multiple Owners). If an Annuity is owned by an entity, the Death Benefit is payable upon the Annuitant's death if there is no Contingent Annuitant. Generally, if a Contingent Annuitant was designated before the Annuitant's death and the Annuitant dies, then the Contingent Annuitant becomes the Annuitant and a Death Benefit will not be paid upon the Annuitant's death. The person upon whose death the Death Benefit is paid is referred to below as the "decedent." Where an Annuity is structured so that it is owned by a grantor trust but the Annuitant is not the grantor, then the Annuity is required to terminate upon the death of the grantor if the grantor pre-deceases the Annuitant under
Section 72(s) of the Code. Under this circumstance, the Surrender Value will be paid out to the trust and it is not eligible for the Death Benefit provided under the Annuity.


We determine the amount of the Death Benefit as of the date we receive "Due Proof of Death". Due Proof of Death can be met only if each of the following is submitted to us in Good Order: (a) a death certificate or similar documentation acceptable to us (b) all representations we require or which are mandated by applicable law or regulation in relation to the death claim and the payment of death proceeds and (c) any applicable election of the method of payment of the death benefit by at least one Beneficiary (if not previously elected by the Owner). We must be made aware of the entire universe of eligible Beneficiaries in order for us to have received Due Proof of Death. Any given Beneficiary must submit the written information we require in order to be paid his/her share of the Death Benefit.


Once we have received Due Proof of Death, each eligible Beneficiary may take his/her portion of the Death Benefit in one of the forms described in this prospectus (e.g., distribution of the entire interest in the Annuity within 5 years after the date of death, or as periodic payments over a period not extending beyond the life or life expectancy of the Beneficiary).


After our receipt of Due Proof of Death, we automatically transfer any remaining Death Benefit to the AST Money Market Sub-account. However, between the date of death and the date that we transfer any remaining Death Benefit to the AST Money Market Sub-account, the amount of the Death Benefit could be subject to market fluctuations.


Exceptions to Amount of Death Benefit

There are certain exceptions to the amount of the Death Benefit:

Submission of Due Proof of Death within one year. If we receive Due Proof of Death more than one year after the date of death, we reserve the right to limit the Death Benefit to the Unadjusted Account Value on the date we receive Due Proof of Death (i.e., we would not pay the basic Death Benefit or any Optional Death Benefit). We reserve the right to waive or extend the one year day period on a non-discriminatory basis.

Death Benefit Suspension Period. You also should be aware that there is a Death Benefit suspension period. If the decedent was not the Owner or Annuitant as of the Issue Date (or within 60 days thereafter) and did not become the Owner or Annuitant due to the prior Owner's or Annuitant's death, any Death Benefit (including any optional Death Benefit) that applies will be suspended for a two-year period as to that person from the date he or she first became Owner or Annuitant. While the two year suspension is in effect, the Death Benefit amount will equal the Unadjusted Account Value, less any Purchase Credits granted during the period beginning 12 months prior to decedent's date of death and ending on the date we receive Due Proof of Death. Thus, if you had elected an Optional Death benefit, and the suspension were in effect, you would be paying the fee for the Optional Death Benefit even though during the suspension period your Death Benefit would be limited to the Unadjusted Account Value. After the two-year suspension period is completed the Death Benefit is the same as if the suspension period had not been in force. See the section of the prospectus above generally with regard to changes of Owner or Annuitant that are allowable.

With respect to a Beneficiary Annuity, the Death Benefit is triggered by the death of the beneficial Owner (or the Key Life, if entity-owned). However, if the Annuity is held as a Beneficiary Annuity, the Owner is an entity, and the Key Life is already deceased, then no Death Benefit is payable upon the death of the beneficial Owner.


MINIMUM DEATH BENEFIT

The Annuity provides a minimum Death Benefit at no additional charge. The amount of the minimum Death Benefit is equal to the greater of:

    . The sum of all Purchase Payments you have made since the Issue Date of the Annuity until the date of Due Proof of Death, reduced proportionally by the ratio of the amount of any withdrawal to the Account Value immediately prior to the withdrawal; AND

    .  Your Unadjusted Account Value.

OPTIONAL DEATH BENEFITS

Two optional Death Benefits are offered for purchase with your Annuity to provide an enhanced level of protection for your Beneficiaries. The optional Death Benefits are called the Highest Anniversary Value Death Benefit and the Combination 5% Roll-up and Highest Anniversary Value Death Benefit. These optional Death Benefits also are available if your Annuity is held as a Beneficiary Annuity. Currently, these optional death benefits are only offered in those jurisdictions where we have received regulatory approval and must be elected at the time that you purchase your Annuity. Neither optional death benefit is available with Highest Daily Lifetime 6 Plus with LIA. You may not elect both Optional Death Benefits. Investment restrictions apply if you elect either Optional Death Benefit. See the chart in the 'Investment Options" section of the prospectus for a list of Investment Options available and permitted with each benefit. If subsequent to your election of an Optional Death Benefit, we change our requirements as to how your Account Value must be allocated, we will not compel you to re-allocate your Account Value in accordance with our newly-adopted requirements.


Key Terms Used with the Highest Anniversary Value Death Benefit and the Combination 5% Roll-up and Highest Anniversary Value Death Benefit:

    . The Death Benefit Target Date for both the Highest Anniversary Value Death Benefit and the Combination 5% Roll-up and HAV Death Benefit initially is the later of (a) the anniversary of the Issue Date coinciding with or next following the date the oldest Owner (or Annuitant, if the Annuity is entity-owned) reaches age 80 and (b) the fifth anniversary of the Issue Date of the Annuity. If there is a change of Owner (or Annuitant, if the Annuity is entity-owned) prior to the Death Benefit Target Date, then we will set the Death Benefit Target Date with reference to the age of the oldest new Owner (or Annuitant). However, we will not change the Death Benefit Target Date if the change of Owner (or Annuitant, for an entity-owned Annuity) occurs after the previous Death Benefit Target Date.

    . The Highest Anniversary Value on the Issue Date is equal to your Unadjusted Account Value. Thereafter, we calculate a Highest Anniversary Value on each anniversary of the Issue Date of the Annuity ("Annuity Anniversary") up to and including the earlier of the date of death or attainment of the Death Benefit Target Date. On each such anniversary, the Anniversary Value is equal to the greater of (a) the previous Highest Anniversary Value and (b) the Unadjusted Account Value on each such Anniversary. Between such anniversaries, the Highest Anniversary Value is increased by the sum of all Purchase Payments since the prior anniversary date and reduced by any Proportional Withdrawals since the prior anniversary date.

    . The Roll-up Value. The initial Roll-Up Value is equal to the Unadjusted Account Value on the Issue Date of the Annuity. Each day we increase the Roll-up Value at the daily equivalent of a 5% annual rate. We stop increasing the Roll-Up Value at the 5% annual rate on the first to occur of the following: (1) the decedent's date of death and (2) the Death Benefit Target Date. After we stop increasing the Roll-Up Value at the 5% annual rate, we continue to increase the Roll-Up Value by the amount of any additional Purchase Payments made after that date.

    . Proportional Withdrawals are determined by calculating the ratio of the amount of the withdrawal (including any applicable MVA) to the Account Value as of the date of the withdrawal but immediately prior to the withdrawal. Proportional withdrawals result in a reduction to the Highest Anniversary Value or Roll-Up value by reducing such value in the same proportion as the Account Value was reduced by the withdrawal as of the date the withdrawal occurred. For example, if your Highest Anniversary Value or Roll-up value is $125,000 and you subsequently withdraw $10,000 at a time when your Account Value is equal to $100,000 (a 10% reduction), then we will reduce your Highest Anniversary Value or Roll-Up value ($ 125,000) by 10%, or $12,500.

Highest Anniversary Value Death Benefit ("HAV")

If an Annuity has one Owner, the Owner must be age 79 or less at the time the Highest Anniversary Value Optional Death Benefit is elected. If an Annuity has joint Owners, the oldest Owner must be age 79 or less upon election. If an Annuity is owned by an entity, the Annuitant must be age 79 or less upon election.

Calculation of Highest Anniversary Value Death Benefit

If the decedent's date of death occurs before the Death Benefit Target Date, the Death Benefit equals the greater of:

1. the greater of the minimum Death Benefit described above, and

2. the Highest Anniversary Value as of the date on which we receive Due Proof of Death.

If the Owner dies on or after the Death Benefit Target Date, the Death Benefit equals the greater of:

1. the greater of the minimum Death Benefit described above, and,

2. the Highest Anniversary Value on the Death Benefit Target Date, plus any Purchase Payments since the Death Benefit Target Date, less the effect of any Proportional Withdrawals since the Death Benefit Target Date.

This Death Benefit may not be an appropriate feature where the oldest Owner's age (Annuitant if entity owned) is near age 80. This is because the benefit may not have the same potential for growth as it otherwise would, since there will be fewer Annuity anniversaries before the Death Benefit Target Date is reached.

Combination 5% Roll-up and Highest Anniversary Value Death Benefit

If an Annuity has one Owner, the Owner must be age 79 or less at the time the Combination 5% Roll-up and HAV Optional Death Benefit is purchased. If an Annuity has joint Owners, the oldest Owner must be age 79 or less upon election. If the Annuity is owned by an entity, the Annuitant must be age 79 or less upon election.

Calculation of 5% Roll-Up and Highest Anniversary Value Death Benefit

The Combination 5% Roll-up and HAV Death Benefit equals the greatest of:

If the decedent's date of death occurs before the Death Benefit Target Date, the Death Benefit equals the greater of:

1. the greater of the minimum Death Benefit described above, and

2. the Highest Anniversary Value as of the date on which we receive Due Proof of Death.

3. the Roll-Up Value as described above.

If the Owner dies on or after the Death Benefit Target Date, the Death Benefit equals the greater of:

1. the greater of the minimum Death Benefit described above, and,

2. the Highest Anniversary Value on the Death Benefit Target Date plus any Purchase Payments since the Death Benefit Target Date, less the effect of any Proportional Withdrawals since the Death Benefit Target Date.

3. the Roll-Up Value as described below.

This Death Benefit may not be an appropriate feature where the oldest Owner's age (Annuitant if entity owned) is near age 80. This is because the benefit may not have the same potential for growth as it otherwise would, since there will be fewer Annuity anniversaries, and less time for the Roll-Up Value to increase, before the Death Benefit Target Date is reached.

Effect of withdrawals on the Roll-up Value prior to Death Benefit Target Date. Withdrawals prior to the Death Benefit Target Date reduce the Roll-Up Value by the amount of the withdrawal until an annual "dollar-for-dollar" limit has been reached, and withdrawals in excess of the dollar-for-dollar limit then reduce the Roll-Up Value proportionally. Until the first Anniversary of the Issue Date, the dollar-for-dollar limit is equal to 5% of the initial Roll-Up Value. On each Annuity Anniversary thereafter, we reset the dollar-for-dollar limit to equal 5% of the Roll-Up Value on that anniversary. When all or a portion of a withdrawal exceeds the dollar-for-dollar limit for that Annuity Year, the excess portion of the withdrawal proportionally reduces the Roll-Up Value. The proportional reduction decreases the Roll-Up Value by the ratio of the "excess withdrawal" (i.e., the amount of the withdrawal that exceeds the dollar-for-dollar limit in that Annuity Year) to your Account Value (after the Account Value has been reduced by any portion of the withdrawal that was within the dollar-for-dollar limit but is not reduced by the excess withdrawal).

Effect of withdrawals on the Roll-up Value on or after the Death Benefit Target Date. All withdrawals after the Death Benefit Target date are Proportional Withdrawals.

What are the charges for the optional Death Benefits?

For elections of the Highest Anniversary Value Death Benefit and the Combination 5% Roll-Up and HAV Death Benefit, we impose a charge equal to 0.40% and 0.80%, respectively, per year of the average daily net assets of the Sub-accounts. We deduct the charge for each of these benefits to compensate Pruco Life for providing increased insurance protection under the optional Death Benefits. The additional annualized charge is deducted daily against your Account Value allocated to the Sub-accounts.

Can I terminate the optional Death Benefits?

The Highest Anniversary Value Death Benefit and the Combination 5% Roll-up and HAV Death Benefit may not be terminated by you once elected. Each optional Death Benefit will terminate upon the first to occur of the following:

    . the date that the Death Benefit is determined, unless the Annuity is continued by a spouse Beneficiary;

    . upon your designation of a new Owner or Annuitant who, as of the effective date of the change, is older than the age at which we would then issue the Death Benefit (or if we do not then consent to continue the Death Benefit);

    .  upon the Annuity Date;

    .  upon surrender of the Annuity; or

    .  if your Account Value reaches zero.


Where an Annuity is structured so that it is owned by a grantor trust but the Annuitant is not the grantor, then the Annuity is required to be surrendered upon the death of the grantor if the grantor pre-deceases the Annuitant under
Section 72(s) of the Code. Under this circumstance, the Account Value will be paid out to the Beneficiary and it is not eligible for the Death Benefit provided under the Annuity.


Upon termination, we cease to assess the fee for the optional Death Benefit.

Is there a Death Benefit Suspension Period?

If the decedent was not the Owner or Annuitant as of the Issue Date (or within 60 days thereafter) and did not become the Owner or Annuitant due to the prior Owner's or Annuitant's death, any Death Benefit (including any optional Death Benefit) that applies will be suspended for a two-year period as to that person from the date he or she first became Owner or Annuitant. While the two year suspension is in effect, the Death Benefit amount will equal the Unadjusted Account Value. Thus, if you had elected an Optional Death benefit, and the suspension was in effect, you would be paying the fee for the Optional Death Benefit even though during the suspension period your Death Benefit would be limited to the Unadjusted Account Value. After the two-year suspension period is completed the Death Benefit is the same as if the suspension period had not been in force. See the section of the prospectus above generally with regard to changes of Owner or Annuitant that are allowable.

Spousal Continuation of Annuity

Unless you designate a Beneficiary other than your spouse, upon the death of either spousal Owner, the surviving spouse may elect to continue ownership of the Annuity instead of taking the Death Benefit payment. The Unadjusted Account Value as of the date of Due Proof of Death will be equal to the Death Benefit that would have been payable. Any amount added to the Unadjusted Account Value will be allocated to the Sub-accounts (if you participate in an optional living benefit, such amount will not be directly added to any bond portfolio Sub-account used by the benefit, but may be reallocated by the pre-determined mathematical formula on the same day).

Subsequent to spousal continuation, the minimum Death Benefit will be equal to the greater of:

    . The Unadjusted Account Value on the effective date of the spousal continuance, plus all Purchase Payments you have made since the spousal continuance until the date of Due Proof of Death, reduced proportionally by the ratio of the amount of any withdrawal to the Account Value immediately prior to the withdrawal; AND

    . The Unadjusted Account Value on Due Proof of Death of the assuming spouse. .


Spousal continuation is also permitted, subject to our rules and regulatory approval, if the Annuity is held by a custodial account established to hold retirement assets for the benefit of the natural person Annuitant pursuant to the provisions of Section 408(a) of the Code ("Custodial Account") and, on the date of the Annuitant's death, the spouse of the Annuitant is (1) the Contingent Annuitant under the Annuity and (2) the Beneficiary of the Custodial Account. The ability to continue the Annuity in this manner will result in the Annuity no longer qualifying for tax deferral under the Code. However, such tax deferral should result from the ownership of the Annuity by the Custodial Account. Please consult your tax or legal adviser.


Federal law only permits a spousal continuance to defer the distribution requirements of the Code to spouses recognized under federal law.

Any Optional Death Benefit in effect at the time the first of the spouses dies will continue only if spousal assumption occurs prior to the Death Benefit Target Date and prior to the assuming spouse's 80th birthday. If spousal assumption occurs after the Death Benefit Target Date (or the 80/th/ birthday of the assuming spouse), then any Optional Death Benefit will terminate as of the date of spousal assumption. In that event, the assuming spouse's Death Benefit will equal the basic Death Benefit.

We allow a spouse to continue the Annuity even though he/she has reached or surpassed the Latest Annuity Date. However, upon such a spousal continuance, annuity payments would begin immediately.

PAYMENT OF DEATH BENEFITS

Alternative Death Benefit Payment Options - Annuities owned by Individuals (not associated with Tax-Favored Plans)

Except in the case of a spousal continuation as described above, upon your death, certain distributions must be made under the Annuity. The required distributions depend on whether you die before you start taking annuity payments under the Annuity or after you start taking annuity payments under the Annuity. If you die on or after the Annuity Date, the remaining portion of the interest in the Annuity must be distributed at least as rapidly as under the method of distribution being used as of the date of death. In the event of the decedent's death before the Annuity Date, the Death Benefit must be distributed:

    .  within five (5) years of the date of death; or


    . as a series of payments not extending beyond the life expectancy of the Beneficiary or over the life of the Beneficiary. Payments under this option must begin within one year of the date of death.


If the Annuity is held as a Beneficiary Annuity, the payment of the Death Benefit must be distributed:

    .  as a lump sum payment; or

    . as a series of required distributions under the Beneficiary Continuation Option as described below in the section entitled "Beneficiary Continuation Option,", unless you have made an election prior to Death Benefit proceeds becoming due

Alternative Death Benefit Payment Options - Annuities Held by Tax-Favored Plans


The Code provides for alternative death benefit payment options when an Annuity is used as an IRA, 403(b) or other "qualified investment" that requires minimum distributions. Upon your death under an IRA, 403(b) or other "qualified investment", the designated Beneficiary may generally elect to continue the Annuity and receive Required Minimum Distributions under the Annuity instead of receiving the Death Benefit in a single payment. The available payment options will depend on whether you die before the date Required Minimum Distributions under the Code were to begin, whether you have named a designated Beneficiary and whether the Beneficiary is your surviving spouse.

    . If you die after a designated Beneficiary has been named, the death benefit must be distributed by December 31st of the year including the five year anniversary of the date of death, or as periodic payments not extending beyond the life expectancy of the designated Beneficiary (provided such payments begin by December 31st of the year following the year of death). However, if your surviving spouse is the Beneficiary, the death benefit can be paid out over the life expectancy of your spouse with such payments beginning no later than December 31st of the year following the year of death or December 31st of the year in which you would have reached age 70 1/2, whichever is later. Additionally, if the Death Benefit is payable to (or for the benefit of) your surviving spouse, that portion of the Annuity may be continued with your spouse as the Owner. If your Beneficiary elects to receive full distribution by December 31st of the year including the five year anniversary of the date of death, 2009 shall not be included in the five year requirement period. This effectively extends this period to December 31st of the year including the six year anniversary date of death.

    . If you die before a designated Beneficiary is named and before the date Required Minimum Distributions must begin under the Code, the Death Benefit must be paid out by December 31st of the year including the five year anniversary of the date of death. For Annuities where multiple Beneficiaries have been named and at least one of the Beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into Separate Accounts by December 31st of the year following the year of death, such Annuity is deemed to have no designated Beneficiary. For this distribution requirement also, 2009 shall not be included in the five year requirement period.

    . If you die before a designated Beneficiary is named and after the date Required Minimum Distributions must begin under the Code, the Death Benefit must be paid out at least as rapidly as under the method then in effect. For Annuities where multiple Beneficiaries have been named and at least one of the Beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into Separate Accounts by December 31st of the year following the year of death, such Annuity is deemed to have no designated Beneficiary.


A Beneficiary has the flexibility to take out more each year than mandated under the Required Minimum Distribution rules.

Until withdrawn, amounts in an IRA, 403(b) or other "qualified investment" continue to be tax deferred. Amounts withdrawn each year, including amounts that are required to be withdrawn under the Required Minimum Distribution rules, are subject to tax. You may wish to consult a professional tax advisor for tax advice as to your particular situation.

For a Roth IRA, if death occurs before the entire interest is distributed, the Death Benefit must be distributed under the same rules applied to IRAs where death occurs before the date Required Minimum Distributions must begin under the Code.

The tax consequences to the Beneficiary may vary among the different Death Benefit payment options. See the Tax Considerations section of this prospectus, and consult your tax advisor.

Beneficiary Continuation Option

Instead of receiving the Death Benefit in a single payment, or under an Annuity Option, a Beneficiary may take the Death Benefit under an alternative Death Benefit payment option, as provided by the Code and described above under the sections entitled "Payment of Death Benefits" and "Alternative Death Benefit Payment Options--Annuities Held by Tax-Favored Plans." This "Beneficiary Continuation Option" is described below and is available for both qualified Annuities (i.e. annuities sold to an IRA, Roth IRA, SEP IRA, or 403(b)), Beneficiary Annuities and non-qualified Annuities. This option is different from the "Beneficiary Annuity because the Beneficiary Continuation Option is a death benefit payout option used explicitly for annuities issued by a Prudential affiliate. Under the Beneficiary Continuation Option:


    . The Beneficiary must apply at least $15,000 to the Beneficiary Continuation Option (thus, the Death Benefit amount payable to each Beneficiary must be at least $15,000).


    . The Annuity will be continued in the Owner's name, for the benefit of the Beneficiary.

    . Beginning on the date we receive an election by the Beneficiary to take the Death Benefit in a form other than a lump sum, the Beneficiary will incur a Settlement Service Charge which is an annual charge assessed on a daily basis against the average assets allocated to the Sub-accounts. The charge is 1.00% per year.

    . Beginning on the date we receive an election by the Beneficiary to take the Death Benefit in a form other than a lump sum, the Beneficiary will incur an annual maintenance fee equal to the lesser of $30 or 2% of Unadjusted Account Value. The fee will only apply if the Unadjusted Account Value is less than $25,000 at the time the fee is assessed. The fee will not apply if it is assessed 30 days prior to a surrender request.

    . The initial Account Value will be equal to any Death Benefit (including any optional Death Benefit) that would have been payable to the Beneficiary if the Beneficiary had taken a lump sum distribution.


    . The available Sub-accounts will be among those available to the Owner at the time of death, however certain Sub-accounts may not be available.


    . The Beneficiary may request transfers among Sub-accounts, subject to the same limitations and restrictions that applied to the Owner. Transfers in excess of 20 per year will incur a $10 transfer fee.

    .  No MVA Options will be offered for Beneficiary Continuation Options.

    . No additional Purchase Payments can be applied to the Annuity. Multiple death benefits cannot be combined in a single Beneficiary Continuation Option.

    . The basic Death Benefit and any optional benefits elected by the Owner will no longer apply to the Beneficiary.

    . The Beneficiary can request a withdrawal of all or a portion of the Account Value at any time, unless the Beneficiary Continuation Option was the payout predetermined by the Owner and the Owner restricted the Beneficiary's withdrawal rights.

    . Upon the death of the Beneficiary, any remaining Account Value will be paid in a lump sum to the person(s) named by the Beneficiary (successor), unless the successor chooses to continue receiving payments through a Beneficiary Continuation Option established for the successor. However, the distributions will continue to be based on the Key Life of the Beneficiary Continuation Option the successor received the death benefit proceeds from.

We may pay compensation to the broker-dealer of record on the Annuity based on amounts held in the Beneficiary Continuation Option. Please contact us for additional information on the availability, restrictions and limitations that will apply to a Beneficiary under the Beneficiary Continuation Option.

                            VALUING YOUR INVESTMENT

VALUING THE SUB-ACCOUNTS


When you allocate Account Value to a Sub-account, you are purchasing Units of the Sub-account. Each Sub-account invests exclusively in shares of an underlying Portfolio. The value of the Units fluctuates with the market fluctuations of the Portfolios. The value of the Units also reflects the daily accrual for the Insurance Charge, and if you elected one or more optional benefits whose annualized charge is deducted daily, the additional charge for such benefits.

Each Valuation Day, we determine the price for a Unit of each Sub-account, called the "Unit Price." The Unit Price is used for determining the value of transactions involving Units of the Sub-accounts. We determine the number of Units involved in any transaction by dividing the dollar value of the transaction by the Unit Price of the Sub-account as of the Valuation Day. There may be several different Unit Prices for each Sub-account to reflect the Insurance Charge and the charges for any optional benefits. The Unit Price for the Units you purchase will be based on the total charges for the benefits that apply to your Annuity. See the section below entitled "Termination of Optional Benefits" for a detailed discussion of how Units are purchased and redeemed to reflect changes in the daily charges that apply to your Annuity.

Example

Assume you allocate $5,000 to a Sub-account. On the Valuation Day you make the allocation, the Unit Price is $14.83. Your $5,000 buys 337.154 Units of the Sub-account. Assume that later, you wish to transfer $3,000 of your Account Value out of that Sub-account and into another Sub-account. On the Valuation Day you request the transfer, the Unit Price of the original Sub-account has increased to $16.79 and the Unit Price of the new Sub-account is $17.83. To transfer $3,000, we sell 178.677 Units at the current Unit Price, leaving you
158.477 Units. We then buy $3,000 of Units of the new Sub-account at the Unit Price of $17.83. You would then have 168.255 Units of the new Sub-account.

PROCESSING AND VALUING TRANSACTIONS


Pruco Life is generally open to process financial transactions on those days that the New York Stock Exchange (NYSE) is open for trading. There may be circumstances where the NYSE does not open on a regularly scheduled date or time or closes at an earlier time than scheduled (normally 4:00 p.m. EST). Generally, financial transactions requested in Good Order before the close of the NYSE will be processed according to the value next determined following the close of business. Financial transactions requested on a non-business day or after the close of the NYSE will be processed based on the value next computed on the next Valuation Day. There may be circumstances when the opening or closing time of the NYSE is different than other major stock exchanges, such as NASDAQ or the American Stock Exchange. Under such circumstances, the closing time of the NYSE will be used when valuing and processing transactions.

The NYSE is closed on the following nationally recognized holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving, and Christmas. On those dates, we will not process any financial transactions involving purchase or redemption orders. Pruco Life will also not process financial transactions involving purchase or redemption orders or transfers on any day that:


..  trading on the NYSE is restricted;


.. an emergency, as determined by the SEC, exists making redemption or valuation of securities held in the Separate Account impractical; or


.. the SEC, by order, permits the suspension or postponement for the protection of security holders.


We have arrangements with certain selling firms, under which receipt by the firm in Good Order prior to our cut-off time on a given Valuation Day is treated as receipt by us on that Valuation Day for pricing purposes. Currently, we have such an arrangement with Citigroup Global Markets Inc. ("CGM"). We extend this pricing treatment to orders that you submit directly through CGM and to certain orders submitted through Morgan Stanley Smith Barney LLC ("MSSB") where CGM serves as clearing firm for MSSB. Your MSSB registered representative can tell you whether your order will be cleared through CGM. In addition, we currently have an arrangement with Merrill, Lynch, Pierce, Fenner & Smith, Inc. ("Merrill Lynch") under which transfer orders between Sub-accounts that are received in Good Order by Merrill Lynch prior to the NYSE close on a given Valuation Day will be priced by us as of that Valuation Day. The arrangements with CGM, MSSB, and Merrill Lynch may be terminated or modified in certain circumstances.

Initial Purchase Payments: We are required to allocate your initial Purchase Payment to the Sub-accounts within two (2) Valuation Days after we receive all of our requirements at our office to issue an Annuity. If we do not have all the required information to allow us to issue your Annuity, we may retain the Purchase Payment while we try to reach you or your representative to obtain all of our requirements. If we are unable to obtain all of our required information within five (5) Valuation Days, we are required to return the Purchase Payment to you at that time, unless you specifically consent to our retaining the Purchase Payment while we gather the required information. Once we obtain the required information, we will invest the Purchase Payment and issue an Annuity within two (2) Valuation Days.


Additional Purchase Payments: We will apply any additional Purchase Payments on the Valuation Day that we receive the Purchase Payment at our Service Office in Good Order.

Scheduled Transactions: Scheduled transactions include transfers under Dollar Cost Averaging, the Asset Allocation Program, Auto-Rebalancing, Systematic Withdrawals, Systematic Investments, required Minimum Distributions, substantially equal periodic payments under section 72(t)/72(q) of the Code, and annuity payments. Scheduled transactions are processed and valued as of the date they are scheduled, unless the scheduled day is not a Valuation Day. In that case, the transaction will be processed and valued on the next Valuation Day, unless (with respect to required Minimum Distributions, substantially equal periodic payments under Section 72(t)/72(q) of the Code, and annuity payments only), the next Valuation Day falls in the subsequent calendar year, in which case the transaction will be processed and valued on the prior Valuation Day.

Unscheduled Transactions: "Unscheduled" transactions include any other non-scheduled transfers and requests for Partial Withdrawals or Free Withdrawals or Surrenders. With respect to certain written requests to withdraw Account Value, we may seek to verify the requesting Owner's signature. Specifically, we reserve the right to perform a signature verification for
(a) any withdrawal exceeding a certain dollar amount and (b) a withdrawal exceeding a certain dollar amount if the payee is someone other than the Owner. In addition, we will not honor a withdrawal request in which the requested payee is the Financial Professional or agent of record. We reserve the right to request a signature guarantee with respect to a written withdrawal request. If we do perform a signature verification, we will pay the withdrawal proceeds within 7 days after the withdrawal request was received by us in Good Order, and will process the transaction in accordance with the discussion in "Processing And Valuing Transactions"

Death Benefits: Death Benefit claims require our review and evaluation before processing. We price such transactions as of the date we receive at our Service Office in Good Order all supporting documentation we require for such transactions.

We are generally required by law to pay any death benefit claims from the Separate Account within 7 days of our receipt of your request in Good Order.


Transactions in Profund VP Sub-accounts: Generally, purchase or redemption orders or transfer requests must be received by us by no later than the close of the NYSE to be processed on the current Valuation Day. However, any transfer request involving the ProFund VP Sub-accounts must be received by us no later than one hour prior to any announced closing of the applicable securities exchange (generally, 3:00 p.m. Eastern time) to be processed on the current Valuation Day. The "cut-off" time for such financial transactions involving a ProFund VP Sub-account will be extended to 1/2 hour prior to any announced closing (generally, 3:30 p.m. Eastern time) for transactions submitted electronically through Prudential Annuities' Internet website (www.prudentialannuities.com). You cannot request a transaction involving the transfer of Units in one of the ProFund VP Sub-accounts between the applicable "cut-off" time and 4:00 p.m. Transactions received after 4:00 p.m. will be treated as received by us on the next Valuation Day.


Termination of Optional Benefits: If any optional benefit terminates, we will no longer deduct the charge we apply to purchase the optional benefit. Certain optional benefits may be added after you have purchased your Annuity. On the date a charge no longer applies or a charge for an optional benefit begins to be deducted, your Annuity will become subject to a different charge.

                              TAX CONSIDERATIONS

The tax considerations associated with an Annuity vary depending on whether the contract is (i) owned by an individual or non-natural person, and not associated with a tax-favored retirement plan, or (ii) held under a tax-favored retirement plan. We discuss the tax considerations for these categories of contracts below. The discussion is general in nature and describes only federal income tax law (not state or other tax laws). It is based on current law and interpretations, which may change. The information provided is not intended as tax advice. You should consult with a qualified tax advisor for complete information and advice. References to Purchase Payments below relate to your cost basis in your contract. Generally, your cost basis in a contract not associated with a tax-favored retirement plan is the amount you pay into your contract, or into annuities exchanged for your contract, on an after-tax basis less any withdrawals of such payments. Cost basis for a tax-favored retirement plan is provided only in limited circumstances, such as for contributions to a Roth IRA or nondeductible IRA contributions. The discussion includes a description of certain spousal rights under the contract, and our administration of such spousal rights and related tax reporting accords with our understanding of the Defense of Marriage Act (which defines a "marriage" as a legal union between a man and a woman and a "spouse" as a person of the opposite sex). Depending on the state in which your annuity is issued, we may offer certain spousal benefits to civil union couples or same-sex marriages. You should be aware, however, that federal tax law does not recognize civil unions or same-sex marriages. Therefore, we cannot permit a civil union partner or same-sex spouse to continue the annuity upon the death of the first partner within the meaning of the federal tax law. This limits the benefits afforded a civil union partner or same-sex spouse under the annuity's "spousal continuance" provision. Civil union couples and same-sex marriage spouses should consider that limitation before selecting a spousal benefit under the annuity.

The discussion below generally assumes that the Annuity Contract is issued to the Contract Owner. For Annuity Contracts issued under the Beneficiary Continuation Option or as a Beneficiary Annuity, refer to the Taxes Payable by Beneficiaries for Nonqualified Annuity Contracts and Required Distributions Upon Your Death for Qualified Annuity Contracts in this Tax Considerations section.

NONQUALIFIED ANNUITY CONTRACTS

In general, as used in this prospectus, a Nonqualified Annuity is owned by an individual or non-natural person and is not associated with a tax-favored retirement plan.


Taxes Payable by You We believe the Annuity is an annuity contract for tax purposes. Accordingly, as a general rule, you should not pay any tax until you receive money under the contract. Generally, annuity contracts issued by the same company (and affiliates) to you during the same calendar year must be treated as one annuity contract for purposes of determining the amount subject to tax under the rules described below. Charges for investment advisory fees that are taken from the contract are treated as a partial withdrawal from the contract and will be reported as such to the contract Owner.

It is possible that the Internal Revenue Service (IRS) would assert that some or all of the charges for the optional benefits under the contract should be treated for federal income tax purposes as a partial withdrawal from the contract. If this were the case, the charge for this benefit could be deemed a withdrawal and treated as taxable to the extent there are earnings in the contract. Additionally, for Owners under age 59 1/2, the taxable income attributable to the charge for the benefit could be subject to a tax penalty. If the IRS determines that the charges for one or more benefits under the contract are taxable withdrawals, then the sole or surviving Owner will be provided with a notice from us describing available alternatives regarding these benefits.


You must commence annuity payments no later than the first day of the calendar month next following the maximum Annuity date for your Contract. For some of our contracts, you are able to choose to defer the Annuity Date beyond the default Annuity date described in your Contract. However, the IRS may not then consider your contract to be an annuity under the tax law.

Taxes on Withdrawals and Surrender If you make a withdrawal from your contract or surrender it before annuity payments begin, the amount you receive will be taxed as ordinary income, rather than as return of Purchase Payments, until all gain has been withdrawn. Once all gain has been withdrawn, payments will be treated as a nontaxable return of Purchase Payments until all Purchase Payments have been returned. After all Purchase Payments are returned, all subsequent amounts will be taxed as ordinary income. You will generally be taxed on any withdrawals from the contract while you are alive even if the withdrawal is paid to someone else. Withdrawals under any of the optional living benefits or as a systematic payment are taxed under these rules. If you assign or pledge all or part of your contract as collateral for a loan, the part assigned generally will be treated as a withdrawal. If you transfer your contract for less than full consideration, such as by gift, you will also trigger tax on any gain in the contract. This rule does not apply if you transfer the contract to your spouse or under most circumstances if you transfer the contract incident to divorce.


If you choose to receive payments under an interest payment option, or a Beneficiary chooses to receive a death benefit under an interest payment option, that election will be treated, for tax purposes, as surrendering your Annuity and will immediately subject any gain in the contract to income tax.


Taxes on Annuity Payments A portion of each annuity payment you receive will be treated as a partial return of your Purchase Payments and will not be taxed. The remaining portion will be taxed as ordinary income. Generally, the nontaxable portion is determined by multiplying the annuity payment you receive by a fraction, the numerator of which is your Purchase Payments (less any amounts previously received tax-free) and the denominator of which is the total expected payments under the contract. After the full amount of your Purchase Payments have been recovered tax-free, the full amount of the annuity payments will be taxable. If annuity payments stop due to the death of the Annuitant before the full amount of your Purchase Payments have been recovered, a tax deduction may be allowed for the unrecovered amount.


Please refer to your Annuity contract for the maximum Annuity Date.

Tax Penalty for Early Withdrawal from a Nonqualified Annuity Contract You may owe a 10% tax penalty on the taxable part of distributions received from your Nonqualified Annuity contract before you attain age 59 1/2. Amounts are not subject to this tax penalty if:

    .  the amount is paid on or after you reach age 59  1/2 or die;

    .  the amount received is attributable to your becoming disabled;

    . generally the amount paid or received is in the form of substantially equal payments not less frequently than annually (please note that substantially equal payments must continue until the later of reaching age 59 1/2 or 5 years and modification of payments during that time period will result in retroactive application of the 10% tax penalty); or

    . the amount received is paid under an immediate annuity contract (in which annuity payments begin within one year of purchase).

Other exceptions to this tax may apply. You should consult your tax advisor for further details.

Special Rules in Relation to Tax-free Exchanges Under Section 1035

Section 1035 of the Internal Revenue Code of 1986, as amended (Code), permits certain tax-free exchanges of a life insurance, annuity or endowment contract for an annuity, including tax-free exchanges of annuity death benefits for a Beneficiary Annuity. Partial surrenders may be treated in the same way as tax-free 1035 exchanges of entire contracts, therefore avoiding current taxation of any gains in the contract as well as the 10% tax penalty on pre-age 59 1/2 withdrawals. In Revenue Procedure 2008-24, the IRS has indicated that where there is a surrender or distribution from either the initial annuity contract or receiving annuity contract within 12 months of the date on which the partial exchange was completed, the transfer will retroactively be treated as a taxable distribution from the initial annuity contract and a contribution to the receiving annuity contract. Tax free exchange treatment will be retained if the subsequent surrender or distribution would be eligible for an exception to the 10% federal income tax penalty, other than the exceptions for substantially equal periodic payments or distributions under an immediate annuity. It is unclear how the IRS will treat a partial exchange from a life insurance, endowment, or annuity contract into an immediate annuity. As of the date of this prospectus, we will accept a partial 1035 exchange from a non-qualified annuity into an immediate annuity as a "tax-free" exchange for future tax reporting purposes, except to the extent that we, as a reporting and withholding agent, believe that we would be expected to deem the transaction to be abusive. However, some insurance companies may not recognize these partial surrenders as tax-free exchanges and may report them as taxable distributions to the extent of any gain distributed as well as subjecting the taxable portion of the distribution to the 10% tax penalty. We strongly urge you to discuss any transaction of this type with your tax advisor before proceeding with the transaction.

If an Annuity is purchased through a tax-free exchange of a life insurance, annuity or endowment contract that was purchased prior to August 14, 1982, then any Purchase Payments made to the original contract prior to August 14, 1982 will be treated as made to the new contract prior to that date. Generally, such pre-August 14, 1982 withdrawals are treated as a recovery of your investment in the contract first until Purchase Payments made before August 14, 1982 are withdrawn. Moreover, any income allocable to Purchase Payments made before August 14, 1982, is not subject to the 10% tax penalty.

Taxes Payable by Beneficiaries


The Death Benefit options are subject to income tax to the extent the distribution exceeds the cost basis in the contract. The value of the Death Benefit, as determined under federal law, is also included in the Owner's estate. Generally, the same tax rules described above would also apply to amounts received by your Beneficiary. Choosing any option other than a lump sum Death Benefit may defer taxes. Certain minimum distribution requirements apply upon your death, as discussed further below in the Annuity Qualification section. Tax consequences to the Beneficiary vary depending upon the Death Benefit payment option selected. Generally, for payment of the Death Benefit

    .  As a lump sum payment: the Beneficiary is taxed on gain in the contract.

    . Within 5 years of death of Owner: the Beneficiary is taxed as amounts are withdrawn (in this case gain is treated as being distributed first).

    . Under an annuity or annuity settlement option with distribution beginning within one year of the date of death of the Owner: the Beneficiary is taxed on each payment (part will be treated as gain and part as return of Purchase Payments).

Considerations for Contingent Annuitants: We may allow the naming of a contingent Annuitant when a Nonqualified Annuity contract is held by a pension plan or a tax favored retirement plan. In such a situation, the Annuity may no longer qualify for tax deferral where the Annuity contract continues after the death of the Annuitant.


Reporting and Withholding on Distributions Taxable amounts distributed from an Annuity are subject to federal and state income tax reporting and withholding. In general, we will withhold federal income tax from the taxable portion of such distribution based on the type of distribution. In the case of an annuity or similar periodic payment, we will withhold as if you are a married individual with three (3) exemptions unless you designate a different withholding status. If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default. In the case of all other distributions, we will withhold at a 10% rate. You may generally elect not to have tax withheld from your payments. An election out of withholding must be made on forms that we provide.

State income tax withholding rules vary and we will withhold based on the rules of your State of residence. Special tax rules apply to withholding for nonresident aliens, and we generally withhold income tax for nonresident aliens at a 30% rate. A different withholding rate may be applicable to a nonresident alien based on the terms of an existing income tax treaty between the United States and the nonresident alien's country. Please refer to the discussion below regarding withholding rules for a Qualified Annuity.

Regardless of the amount withheld by us, you are liable for payment of federal and state income tax on the taxable portion of annuity distributions. You should consult with your tax advisor regarding the payment of the correct amount of these income taxes and potential liability if you fail to pay such taxes.

Entity Owners

Where a contract is held by a non-natural person (e.g. a corporation), other than as an agent or nominee for a natural person (or in other limited circumstances), the contract will not be taxed as an annuity and increases in the value of the contract over its cost basis will be subject to tax annually.

Where a contract is issued to a trust, and such trust is characterized as a grantor trust under the Internal Revenue Code, such contract shall not be considered to be held by a non-natural person and will generally be subject to the tax reporting and withholding requirements for a

Nonqualified Annuity.


Where a contract is structured so that it is owned by a grantor trust but the Annuitant is not the grantor, then the contract is required to terminate upon the death of the grantor if the grantor pre-deceases the Annuitant under
Section 72(s) of the Code. Under this circumstance, the contract value will be paid out to the Beneficiary and it is not eligible for the death benefit provided under the contract.


Annuity Qualification


Diversification And Investor Control. In order to qualify for the tax rules applicable to annuity contracts described above, the assets underlying the Sub-accounts of an Annuity must be diversified, according to certain rules under the Internal Revenue Code. Each portfolio is required to diversify its investments each quarter so that no more than 55% of the value of its assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. Generally, securities of a single issuer are treated as one investment and obligations of each U.S. Government agency and instrumentality (such as the Government National Mortgage Association) are treated as issued by separate issuers. In addition, any security issued, guaranteed or insured (to the extent so guaranteed or insured) by the United States or an instrumentality of the U.S. will be treated as a security issued by the U.S. Government or its instrumentality, where applicable. We believe the Portfolios underlying the variable Investment Options of the Annuity meet these diversification requirements.

An additional requirement for qualification for the tax treatment described above is that we, and not you as the contract Owner, must have sufficient control over the underlying assets to be treated as the Owner of the underlying assets for tax purposes. While we also believe these investor control rules will be met, the Treasury Department may promulgate guidelines under which a variable annuity will not be treated as an annuity for tax purposes if persons with ownership rights have excessive control over the investments underlying such variable annuity. It is unclear whether such guidelines, if in fact promulgated, would have retroactive effect. It is also unclear what effect, if any, such guidelines might have on transfers between the Investment Options offered pursuant to this prospectus. We reserve the right to take any action, including modifications to your Annuity or the Investment Options, required to comply with such guidelines if promulgated. Any such changes will apply uniformly to affected Owners and will be made with such notice to affected Owners as is feasible under the circumstances.


Required Distributions Upon Your Death for Nonqualified Annuity Contracts.


Upon your death, certain distributions must be made under the contract. The required distributions depend on whether you die before you start taking annuity payments under the contract or after you start taking annuity payments under the contract. If you die on or after the Annuity Date, the remaining portion of the interest in the contract must be distributed at least as rapidly as under the method of distribution being used as of the date of death. If you die before the Annuity Date, the entire interest in the contract must be distributed within 5 years after the date of death, or as periodic payments over a period not extending beyond the life or life expectancy of the designated Beneficiary (provided such payments begin within one year of your death). Your designated Beneficiary is the person to whom benefit rights under the contract pass by reason of death, and must be a natural person in order to elect a periodic payment option based on life expectancy or a period exceeding five years. Additionally, if the Annuity is payable to (or for the benefit of) your surviving spouse, that portion of the contract may be continued with your spouse as the Owner. For Nonqualified annuity contracts owned by a non-natural person, the required distribution rules apply upon the death of the Annuitant. This means that for a contract held by a non-natural person (such as a trust) for which there is named a co-annuitant, then such required distributions will be triggered by the death of the first co-annuitants to die.

Changes In Your Annuity.


We reserve the right to make any changes we deem necessary to assure that your Annuity qualifies as an annuity contract for tax purposes. Any such changes will apply to all contract Owners and you will be given notice to the extent feasible under the circumstances.


Qualified Annuity Contracts

In general, as used in this prospectus, a Qualified Annuity is an Annuity contract with applicable endorsements for a tax-favored plan or a Nonqualified Annuity contract held by a tax-favored retirement plan.

The following is a general discussion of the tax considerations for Qualified Annuity contracts. This Annuity may or may not be available for all types of the tax-favored retirement plans discussed below. This discussion assumes that you have satisfied the eligibility requirements for any tax-favored retirement plan. Please consult your Financial Professional prior to purchase to confirm if this contract is available for a particular type of tax-favored retirement plan or whether we will accept the type of contribution you intend for this contract.

A Qualified annuity may typically be purchased for use in connection with:

    . Individual retirement accounts and annuities (IRAs), including inherited IRAs (which we refer to as a Beneficiary IRA), which are subject to Sections 408(a) and 408(b) of the Code;

    . Roth IRAs, including inherited Roth IRAs (which we refer to as a Beneficiary Roth IRA) under Section 408A of the Code;

    . A corporate Pension or Profit-sharing plan (subject to 401(a) of the Code);

    .  H.R. 10 plans (also known as Keogh Plans, subject to 401(a) of the Code)

    . Tax Sheltered Annuities (subject to 403(b) of the Code, also known as Tax Deferred Annuities or TDAs);

    .  Section 457 plans (subject to 457 of the Code).

A Nonqualified annuity may also be purchased by a 401(a) trust or custodial IRA or Roth IRA account, or a Section 457 plan, which can hold other permissible assets. The terms and administration of the trust or custodial account or plan in accordance with the laws and regulations for 401(a) plans, IRAs or Roth IRAs, or a Section 457 plan, as applicable, are the responsibility of the applicable trustee or custodian.

You should be aware that tax favored plans such as IRAs generally provide income tax deferral regardless of whether they invest in annuity contracts. This means that when a tax favored plan invests in an annuity contract, it generally does not result in any additional tax benefits (such as income tax deferral and income tax free transfers).

Types of Tax-favored Plans


IRAs. If you buy an Annuity for use as an IRA, we will provide you a copy of the prospectus and contract. The "IRA Disclosure Statement" and "Roth IRA Disclosure Statement" which accompany the prospectus contain information about eligibility, contribution limits, tax particulars, and other IRA information. In addition to this information (some of which is summarized below), the IRS requires that you have a "Free Look" after making an initial contribution to the contract. During this time, you can cancel the Annuity by notifying us in writing, and we will refund all of the Purchase Payments under the Annuity (or, if provided by applicable state law, the amount credited under the Annuity, if greater), less any applicable federal and state income tax withholding.


Contributions Limits/Rollovers. Subject to the minimum Purchase Payment requirements of an Annuity, you may purchase an Annuity for an IRA in connection with a "rollover" of amounts from a qualified retirement plan, as a transfer from another IRA, by making a single contribution consisting of your IRA contributions and catch-up contributions, if applicable, attributable to the prior year and the current year during the period from January 1 to April 15, or as a current year contribution. In 2009 the contribution limit is $5,000. The contribution amount is indexed for inflation. The tax law also provides for a catch-up provision for individuals who are age 50 and above, allowing these individuals an additional $1,000 contribution each year. The catch-up amount is not indexed for inflation.


The "rollover" rules under the Code are fairly technical; however, an individual (or his or her surviving spouse) may generally "roll over" certain distributions from tax favored retirement plans (either directly or within 60 days from the date of these distributions) if he or she meets the requirements for distribution. Once you buy an Annuity, you can make regular IRA contributions under the Annuity (to the extent permitted by law). However, if you make such regular IRA contributions, you should note that you will not be able to treat the contract as a "conduit IRA," which means that you will not retain possible favorable tax treatment if you subsequently "roll over" the contract funds originally derived from a qualified retirement plan or TDA into another Section 401(a) plan or TDA. In some circumstances, non-spouse Beneficiaries may directly roll over to an IRA amounts due from qualified plans, 403(b) plans, and governmental 457(b) plans.

The rollover rules applicable to non-spouse Beneficiaries under the Code are more restrictive than the rollover rules applicable to Owner/participants and spouse Beneficiaries. Generally, non-spouse Beneficiaries may roll over distributions from tax favored retirement plans only as a direct rollover, and if permitted by the plan. Under the Worker, Retiree and Employer Recovery Act of 2008, employer retirement plans are required to permit non-spouse Beneficiaries to roll over funds to an inherited IRA for plan years beginning after

December 31, 2009. An inherited IRA must be directly rolled over from the employer plan or IRA and must be titled in the name of the deceased (i.e., John Doe deceased for the benefit of Jane Doe). No additional contributions can be made to an inherited IRA. In this prospectus, an inherited IRA is also referred to as a Beneficiary Annuity."

Required Provisions. Contracts that are IRAs (or endorsements that are part of the contract) must contain certain provisions:


..  You, as Owner of the contract, must be the "Annuitant" under the contract
   (except in certain cases involving the division of property under a decree of divorce);

..  Your rights as Owner are non-forfeitable;


..  You cannot sell, assign or pledge the contract;

.. The annual contribution you pay cannot be greater than the maximum amount allowed by law, including catch-up contributions if applicable (which does not include any rollover amounts);

.. The date on which required minimum distributions must begin cannot be later than April 1st of the calendar year after the calendar year you turn age 70 1/2; and

.. Death and annuity payments must meet "required minimum distribution" rules described below.

Usually, the full amount of any distribution from an IRA (including a distribution from this contract) which is not a rollover is taxable. As taxable income, these distributions are subject to the general tax withholding rules described earlier regarding a Nonqualified Annuity. In addition to this normal tax liability, you may also be liable for the following, depending on your actions:

..  A 10% early withdrawal penalty described below;

.. Liability for "prohibited transactions" if you, for example, borrow against the value of an IRA; or

..  Failure to take a required minimum distribution, also described below.

SEPs. SEPs are a variation on a standard IRA, and contracts issued to a SEP must satisfy the same general requirements described under IRAs (above). There are, however, some differences:

.. If you participate in a SEP, you generally do not include in income any employer contributions made to the SEP on your behalf up to the lesser of
   (a) $49,000 in 2009 ($46,000 in 2008) or (b) 25% of your taxable compensation paid by the contributing employer (not including the employer's SEP contribution as compensation for these purposes). However, for these purposes, compensation in excess of certain limits established by the IRS will not be considered. In 2009, this limit is $245,000 ($230,000 for 2008);

.. SEPs must satisfy certain participation and nondiscrimination requirements not generally applicable to IRAs; and


.. SEPs that contain a salary reduction or "SARSEP" provision prior to 1997 may permit salary deferrals up to $16,500 in 2009 with the employer making these contributions to the SEP. However, no new "salary reduction" or "SARSEPs" can be established after 1996. Individuals participating in a SARSEP who are age 50 or above by the end of the year will be permitted to contribute an additional $5,500 in 2009. These amounts are indexed for inflation. These Annuities are not available for SARSEPs. You will also be provided the same information, and have the same "Free Look" period, as you would have if you purchased the contract for a standard IRA.


ROTH IRAs. The "Roth IRA Disclosure Statement" contains information about eligibility, contribution limits, tax particulars and other Roth IRA information. Like standard IRAs, income within a Roth IRA accumulates tax-free, and contributions are subject to specific limits. Roth IRAs have, however, the following differences:

..  Contributions to a Roth IRA cannot be deducted from your gross income;


..  "Qualified distributions" from a Roth IRA are excludable from gross income.
   A "qualified distribution" is a distribution that satisfies two requirements: (1) the distribution must be made (a) after the Owner of the IRA attains age 59 1/2; (b) after the Owner's death; (c) due to the Owner's disability; or (d) for a qualified first time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Code; and (2) the distribution must be made in the year that is at least five tax years after the first year for which a contribution was made to any Roth IRA established for the Owner or five years after a rollover, transfer, or conversion was made from a traditional IRA to a Roth IRA. Distributions from a Roth IRA that are not qualified distributions will be treated as made first from contributions and then from earnings and earnings will be taxed generally in the same manner as distributions from a traditional IRA.


.. If eligible (including meeting income limitations and earnings requirements), you may make contributions to a Roth IRA after attaining age 70 1/2, and distributions are not required to begin upon attaining such age or at any time thereafter.

Subject to the minimum Purchase Payment requirements of an Annuity, if you meet certain income limitations you may purchase an Annuity for a Roth IRA in connection with a "rollover" of amounts of another traditional IRA, conduit IRA, SEP, SIMPLE-IRA or Roth IRA by making a single contribution consisting of your Roth IRA contributions and catch-up contributions, if applicable, attributable to the prior year and the current year during the period from January 1 to April 15 of the current year, or with a current contribution. The Code permits persons who meet certain income limitations (generally, adjusted gross income under $100,000) who are not married filing a separate return and who receive certain qualifying distributions from such non-Roth IRAs, to directly rollover or make, within 60 days, a "rollover" of all or any part of the amount of such distribution to a Roth IRA which they establish. Beginning January 2008, an individual receiving an eligible rollover distribution from an employer sponsored retirement plan under sections 401(a) or 403(b) of the

Code can directly roll over contributions to a Roth IRA, subject to the same income limits. This conversion triggers current taxation (but is not subject to a 10% early distribution penalty). Once an Annuity has been purchased, regular Roth IRA contributions will be accepted to the extent permitted by law. In addition, an individual receiving an eligible rollover distribution from a designated Roth account under an employer plan may roll over the distribution to a Roth IRA even if the individual is not eligible to make regular contributions to a Roth IRA. Until 2010, participants with an adjusted gross income greater than $100,000 are not permitted to roll over funds from an employer plan, other than a Roth 401(k) or Roth 403(b) distribution, to a Roth IRA.


Non-spouse Beneficiaries receiving a distribution from an employer sponsored retirement plan under sections 401(a) or 403(b) of the Code can also directly roll over contributions to a Roth IRA, subject to the same income limits. However, it is our understanding of the Code that non-spouse Beneficiaries cannot "rollover" benefits from a traditional IRA to a Roth IRA.


TDAs. You may own a Tax Deferred Annuity (also known as a TDA, Tax Sheltered Annuity (TSA), 403(b) plan or 403(b) annuity) generally if you are an employee of a tax-exempt organization (as defined under Code Section 501(c)(3)) or a public educational organization, and you may make contributions to a TDA so long as your employer maintains such a plan and your rights to the annuity are nonforfeitable. Contributions to a TDA, and any earnings, are not taxable until distribution. You may also make contributions to a TDA under a salary reduction agreement, generally up to a maximum of $16,500 in 2009. Individuals participating in a TDA who are age 50 or above by the end of the year will be permitted to contribute an additional $5,500 in 2009. This amount is indexed for inflation. Further, you may roll over TDA amounts to another TDA or an IRA. You may also roll over TDA amounts to a qualified retirement plan, a SEP and a 457 government plan. A contract may generally only qualify as a TDA if distributions of salary deferrals (other than "grandfathered" amounts held as of December 31, 1988) may be made only on account of:

..  Your attainment of age 59  1/2;

..  Your severance of employment;

..  Your death;

..  Your total and permanent disability; or

.. Hardship (under limited circumstances, and only related to salary deferrals, not including earnings attributable to these amounts).

In any event, you must begin receiving distributions from your TDA by April 1st of the calendar year after the calendar year you turn age 70 1/2 or retire, whichever is later. These distribution limits do not apply either to transfers or exchanges of investments under the contract, or to any "direct transfer" of your interest in the contract to another employer's TDA plan or mutual fund "custodial account" described under Code Section 403(b)(7). Employer contributions to TDAs are subject to the same general contribution, nondiscrimination, and minimum participation rules applicable to "qualified" retirement plans.


Caution: Under recent IRS regulations we can accept contributions, transfers and rollovers only if we have entered into an information-sharing agreement, or its functional equivalent, with the applicable employer or its agent. In addition, in order to comply with the regulations, we will only process certain transactions (e.g, transfers, withdrawals, hardship distributions and, if applicable, loans) with employer approval. This means that if you request one of these transactions we will not consider your request to be in Good Order, and will not therefore process the transaction, until we receive the employer's approval in written or electronic form.

Required Minimum Distributions and Payment Options If you hold the contract under an IRA (or other tax-favored plan), required minimum distribution rules must be satisfied. This means that generally payments must start by April 1 of the year after the year you reach age 70 1/2 and must be made for each year thereafter. For a TDA or a 401(a) plan for which the participant is not a greater than 5% Owner of the employer, this required beginning date can generally be deferred to retirement, if later. Roth IRAs are not subject to these rules during the Owner's lifetime. The amount of the payment must at least equal the minimum required under the IRS rules. Several choices are available for calculating the minimum amount. More information on the mechanics of this calculation is available on request. Please contact us at a reasonable time before the IRS deadline so that a timely distribution is made. Please note that there is a 50% tax penalty on the amount of any required minimum distribution not made in a timely manner. Required minimum distributions are calculated based on the sum of the Account Value and the actuarial value of any additional death benefits and benefits from optional riders that you have purchased under the contract. As a result, the required minimum distributions may be larger than if the calculation were based on the Account Value only, which may in turn result in an earlier (but not before the required beginning date) distribution of amounts under the Annuity and an increased amount of taxable income distributed to the Annuity Owner, and a reduction of death benefits and the benefits of any optional riders.


You can use the Minimum Distribution option to satisfy the required minimum distribution rules for an Annuity without either beginning annuity payments or surrendering the Annuity. We will distribute to you the required minimum distribution amount, less any other partial withdrawals that you made during the year. Such amount will be based on the value of the contract as of December 31 of the prior year, but is determined without regard to other contracts you may own. If you have previously elected the Minimum Distribution Option to satisfy your required minimum distributions, we will continue to make such distributions to you in 2009 based on this methodology, unless you tell us not to make a 2009 distribution.

Although the IRS rules determine the required amount to be distributed from your IRA each year, certain payment alternatives are still available to you. If you own more than one IRA, you can choose to satisfy your minimum distribution requirement for each of your IRAs by withdrawing that amount from any of your IRAs. If you inherit more than one IRA or more than one Roth IRA from the same Owner, similar rules apply.


Required Distributions Upon Your Death for Qualified Annuity Contracts


Upon your death under an IRA, Roth IRA, 403(b) or other employer sponsored plan, the designated Beneficiary may generally elect to continue the contract and receive required minimum distributions under the contract instead of receiving the death benefit in a single payment. The available payment options will depend on whether you die before the date required minimum distributions under the Code were to begin, whether you have named a designated Beneficiary and whether that Beneficiary is your surviving spouse.

.. If you die after a designated Beneficiary has been named, the death benefit must be distributed by December 31st of the year including the five year anniversary of the date of death, or as periodic payments not extending beyond the life or life expectancy of the designated Beneficiary (as long as payments begin by December 31st of the year following the year of death). However, if your surviving spouse is the Beneficiary, the death benefit can be paid out over the life or life expectancy of your spouse with such payments beginning no later than December 31st of the year following the year of death or December 31st of the year in which you would have reached age 70 1/2, which ever is later. Additionally, if the contract is payable to (or for the benefit of) your surviving spouse, that portion of the contract may be continued with your spouse as the Owner. If you die before a designated Beneficiary is named and before the date required minimum distributions must be/gi/n under the Code, the death benefit must be paid out by December 31st of the year including the five year anniversary of the date of death. For contracts where multiple Beneficiaries have been named and at least one of the Beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into separate accounts by December 31st of the year following the year of death, such contract is deemed to have no designated Beneficiary. A designated Beneficiary may elect to apply the rules for no designated Beneficiary if those would provide a smaller payment requirement. For this distribution requirement also, 2009 shall not be included in the five year requirement period.

.. If you die before a designated Beneficiary is named and after the date required minimum distributions must begin under the Code, the death benefit must be paid out at least as rapidly as under the method then in effect. For contracts where multiple Beneficiaries have been named and at least one of the Beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into separate accounts by December 31st of the year following the year of death, such contract is deemed to have no designated Beneficiary. A designated Beneficiary may elect to apply the rules for no designated Beneficiary if those would provide a smaller payment requirement.

A Beneficiary has the flexibility to take out more each year than mandated under the required minimum distribution rules.


Until withdrawn, amounts in a Qualified Annuity contract continue to be tax deferred. Amounts withdrawn each year, including amounts that are required to be withdrawn under the required minimum distribution rules, are subject to tax. You may wish to consult a professional tax advisor for tax advice as to your particular situation.

For a Roth IRA, if death occurs before the entire interest is distributed, the death benefit must be distributed under the same rules applied to IRAs where death occurs before the date required minimum distributions must begin under the Code.

Tax Penalty for Early Withdrawals from Qualified Annuity Contracts

You may owe a 10% tax penalty on the taxable part of distributions received from an IRA, SEP, Roth IRA, TDA or qualified retirement plan before you attain age 59 1/2. Amounts are not subject to this tax penalty if:

..  the amount is paid on or after you reach age 59  1/2 or die;

..  the amount received is attributable to your becoming disabled; or

.. generally the amount paid or received is in the form of substantially equal payments not less frequently than annually. (Please note that substantially equal payments must continue until the later of reaching age 59 1/2 or 5 years. Modification of payments during that time period will result in retroactive application of the 10% tax penalty.)

Other exceptions to this tax may apply. You should consult your tax advisor for further details.

Withholding


We will withhold federal income tax at the rate of 20% for any eligible rollover distribution paid by us to or for a plan participant, unless such distribution is "directly" rolled over into another qualified plan, IRA (including the IRA variations described above), SEP, 457 government plan or TDA. An eligible rollover distribution is defined under the tax law as a distribution from an employer plan under 401(a), a TDA or a 457 governmental plan, excluding any distribution that is part of a series of substantially equal payments (at least annually) made over the life expectancy of the employee or the joint life expectancies of the employee and his designated Beneficiary, any distribution made for a specified period of 10 years or more, any distribution that is a required minimum distribution and any hardship distribution. Regulations also specify certain other items which are not considered eligible rollover distributions. For all other distributions, unless you elect otherwise, we will withhold federal income tax from the taxable portion of such distribution at an appropriate percentage. The rate of withholding on annuity payments where no mandatory withholding is required is determined on the basis of the withholding certificate that you file with us. If you do not file a certificate, we will automatically withhold federal taxes on the following basis:

    . For any annuity payments not subject to mandatory withholding, you will have taxes withheld by us as if you are a married individual, with 3 exemptions

    . If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default; and

    .  For all other distributions, we will withhold at a 10% rate.

We will provide you with forms and instructions concerning the right to elect that no amount be withheld from payments in the ordinary course. However, you should know that, in any event, you are liable for payment of federal income taxes on the taxable portion of the distributions, and you should consult with your tax advisor to find out more information on your potential liability if you fail to pay such taxes. There may be additional state income tax withholding requirements.

ERISA Requirements

ERISA (the "Employee Retirement Income Security Act of 1974") and the Code prevent a fiduciary and other "parties in interest" with respect to a plan (and, for these purposes, an IRA would also constitute a "plan") from receiving any benefit from any party dealing with the plan, as a result of the sale of the contract. Administrative exemptions under ERISA generally permit the sale of insurance/annuity products to plans, provided that certain information is disclosed to the person purchasing the contract. This information has to do primarily with the fees, charges, discounts and other costs related to the contract, as well as any commissions paid to any agent selling the contract. Information about any applicable fees, charges, discounts, penalties or adjustments may be found in the applicable sections of this prospectus. Information about sales representatives and commissions may be found in the sections of this prospectus addressing distribution of the Annuities.

Other relevant information required by the exemptions is contained in the contract and accompanying documentation.

Please consult with your tax advisor if you have any questions about ERISA and these disclosure requirements.


Spousal Consent Rules for Retirement Plans - Qualified Contracts If you are married at the time your payments commence, you may be required by federal law to choose an income option that provides survivor annuity income to your spouse, unless your spouse waives that right. Similarly, if you are married at the time of your death, federal law may require all or a portion of the Death Benefit to be paid to your spouse, even if you designated someone else as your Beneficiary. A brief explanation of the applicable rules follows. For more information, consult the terms of your retirement arrangement.


Defined Benefit Plans and Money Purchase Pension Plans.


If you are married at the time your payments commence, federal law requires that benefits be paid to you in the form of a "qualified joint and survivor annuity" (QJSA), unless you and your spouse waive that right, in writing. Generally, this means that you will receive a reduced payment during your life and, upon your death, your spouse will receive at least one-half of what you were receiving for life. You may elect to receive another income option if your spouse consents to the election and waives his or her right to receive the QJSA. If your spouse consents to the alternative form of payment, your spouse may not receive any benefits from the plan upon your death. Federal law also requires that the plan pay a Death Benefit to your spouse if you are married and die before you begin receiving your benefit. This benefit must be available in the form of an annuity for your spouse's lifetime and is called a "qualified pre-retirement survivor annuity" (QPSA). If the plan pays Death Benefits to other Beneficiaries, you may elect to have a Beneficiary other than your spouse receive the Death Benefit, but only if your spouse consents to the election and waives his or her right to receive the QPSA. If your spouse consents to the alternate Beneficiary, your spouse will receive no benefits from the plan upon your death. Any QPSA waiver prior to your attaining age 35 will become null and void on the first day of the calendar year in which you attain age 35, if still employed.


Defined Contribution Plans (including 401(k) Plans and ERISA 403(b) Annuities).


Spousal consent to a distribution is generally not required. Upon your death, your spouse will receive the entire Death Benefit, even if you designated someone else as your Beneficiary, unless your spouse consents in writing to waive this right. Also, if you are married and elect an annuity as a periodic income option, federal law requires that you receive a QJSA (as described above), unless you and your spouse consent to waive this right.


IRAs, non-ERISA 403(b) Annuities, and 457 Plans.


Spousal consent to a distribution usually is not required. Upon your death, any Death Benefit will be paid to your designated Beneficiary.


Additional Information

For additional information about federal tax law requirements applicable to IRAs and Roth IRAs, see the IRA Disclosure Statement or Roth IRA Disclosure Statement, as applicable.

Gifts And Generation-skipping Transfers

If you transfer your contract to another person for less than adequate consideration, there may be gift tax consequences in addition to income tax consequences. Also, if you transfer your contract to a person two or more generations younger than you (such as a grandchild or grandniece) or to a person that is more than 37 1/2 years younger than you, there may be generation-skipping transfer tax consequences.

Company Income Taxes

We will pay company income taxes on the taxable corporate earnings created by this Annuity. While we may consider company income taxes when pricing our products, we do not currently include such income taxes in the tax charges you pay under the Annuity. We will periodically review the issue of charging for these taxes.


In calculating our corporate income tax liability, we may derive certain corporate income tax benefits associated with the investment of company assets, including Separate Account assets, which are treated as company assets under applicable income tax law. These benefits reduce our overall corporate income tax liability. We do not pass these tax benefits through to holders of the Separate Account annuity contracts because (i) the contract Owners are not the Owners of the assets generating these benefits under applicable income tax law and (ii) we do not currently include company income taxes in the tax charges you pay under the contract.


                               OTHER INFORMATION

PRUCO LIFE AND THE SEPARATE ACCOUNT


Pruco Life. Pruco Life Insurance Company (Pruco Life) is a stock life insurance company organized in 1971 under the laws of the State of Arizona. It is licensed to sell life insurance and annuities in the District of Columbia, Guam and in all states except New York. Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America (Prudential), a New Jersey stock life insurance company that has been doing business since 1875. Prudential is an indirect wholly-owned subsidiary of Prudential Financial, Inc. (Prudential Financial), a New Jersey insurance holding company. No company other than Pruco Life has any legal responsibility to pay amounts that it owes under its annuity contracts. Among other things, this means that where you participate in an optional living benefit or death benefit and the value of that benefit (e.g., the Protected Withdrawal Value, for Highest Daily Lifetime 6 Plus) exceeds your current Account Value, you would rely solely on the ability of Pruco Life to make payments under the benefit out of its own assets. Prudential Financial, however, exercises significant influence over the operations and capital structure of Pruco Life. As Pruco Life's ultimate parent, Prudential Financial, however, exercises significant influence over the operations and capital structure of Pruco Life.

Pruco Life incorporates by reference into the prospectus its latest annual report on Form 10-K filed pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (Exchange Act) since the end of the fiscal year covered by its latest annual report. In addition, all documents subsequently filed by Pruco Life pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act also are incorporated into the prospectus by reference. Pruco Life will provide to each person, including any beneficial Owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference into the prospectus but not delivered with the prospectus. Such information will be provided upon written or oral request at no cost to the requester by writing to Pruco Life Insurance Company, One Corporate Drive, Shelton, CT 06484 or by calling 800-752-6342. Pruco Life files periodic reports as required under the Exchange Act. The public may read and copy any materials that Pruco Life files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 202-551-8090. The SEC maintains an Internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC (see http://www.sec.gov). Our internet address is http://www.prudentialannuities.com.

Pruco Life conducts the bulk of its operations through staff employed by it or by affiliated companies within the Prudential Financial family. Certain discrete functions have been delegated to non-affiliates that could be deemed "service providers" under the Investment Company Act of 1940. The entities engaged by Pruco Life may change over time. As of December 31, 2009, non-affiliated entities that could be deemed service providers to Pruco Life and/or another insurer within the Prudential Annuities business unit consisted of the following: Alliance-One Services Inc. (administration of variable life policies) located at 55 Hartland Street East Hartford CT 06108, Ascensus (qualified plan administrator) located at 200 Dryden Road, Dresher, PA 19025, Blue Frog Solutions, Inc. (order entry systems provider) located at 555 SW 12/th/ Ave, Suite 202 Pompano Beach, FL 33069, Broadridge Investor Communication Solutions, Inc. (proxy tabulation services), 51 Mercedes Way, Edgewood, NY 11717, EBIX Inc. (order-entry system) located at 5 Concourse Parkway Suite 3200 Atlanta, GA 30328, ExlService Holdings, Inc., ("EXL"), a Delaware corporation, having its office at 350 Park Avenue, 10th Floor, New York, NY 10022. Diversified Information Technologies Inc. (records management) located at 123 Wyoming Avenue Scranton, PA 18503, Fosdick Fulfillment Corp. (fulfillment of prospectuses and marketing materials) located at 26 Barnes Industrial Park Road North Wallingford, CT 06492, Insurance Technologies (annuity illustrations) located at 38120 Amrhein Ave., Livonia, MI 48150, Lason Systems Inc. (contract printing and mailing) located at 1305 Stephenson Highway Troy, MI 48083, Morningstar Associates LLC (asset allocation recommendations) located at 225 West Wacker Drive Chicago, IL 60606, Pershing LLC (order-entry systems provider) located at One Pershing Plaza Jersey City, NJ 07399, Personix (printing and fulfillment of confirmations and client statements) located at 13100

North Promenade Boulevard Stafford, TX 77477, RR Donnelley Receivables Inc. (printing annual reports and prospectuses) located at 111 South Wacker Drive Chicago, IL 60606-4301, Stanton Group (qualified plan administrator) located at Two Pine Tree Drive Suite 400 Arden Hills, MN 55112 Attention: Alerus Retirement Solutions, State Street (accumulation unit value calculations) located at State Street Financial Center One Lincoln Street Boston, Massachusetts 02111, The Harty Press, Inc. (printing and fulfillment of marketing materials) located at 25 James Street New Haven, CT 06513, VG Reed & Sons Inc. (printing and fulfillment of annual reports) located at 1002 South 12/th/ Street Louisville, KY 40210, William B. Meyer (printing and fulfillment of prospectuses and marketing materials) located at 255 Long Beach Boulevard Stratford, CT 06615.


The Separate Account. We have established a Separate Account, the Pruco Life Flexible Premium Variable Annuity Account (Separate Account), to hold the assets that are associated with the variable annuity contracts. The Separate Account was established under Arizona law on June 16, 1995, and is registered with the SEC under the Investment Company Act of 1940 as a unit investment trust, which is a type of investment company. The assets of the Separate Account are held in the name of Pruco Life and legally belong to us. These assets are kept separate from all of our other assets and may not be charged with liabilities arising out of any other business we may conduct. Income, gains, and losses, whether or not realized, for assets allocated to the Separate Account are, in accordance with the Annuities, credited to or charged against the Separate Account without regard to other income, gains, or losses of Pruco Life. The obligations under the Annuities are those of Pruco Life, which is the issuer of the Annuities and the depositor of the Separate Account. More detailed information about Pruco Life, including its audited consolidated financial statements, is provided in the Statement of Additional Information.


We may offer new Sub-accounts, eliminate Sub-accounts, or combine Sub-accounts at our sole discretion. We may also close Sub-accounts to additional Purchase Payments on existing Annuities or close Sub-accounts for Annuities purchased on or after specified dates. We will first notify you and receive any necessary SEC and/or state approval before making such a change. If an underlying mutual fund is liquidated, we will ask you to reallocate any amount in the liquidated fund. If you do not reallocate these amounts, we will reallocate such amounts only in accordance with SEC pronouncements and only after obtaining an order from the SEC, if required. We reserve the right to substitute underlying portfolios, as allowed by applicable law. If we make a fund substitution or change, we may change the Annuity contract to reflect the substitution or change. We do not control the underlying mutual funds, so we cannot guarantee that any of those funds will always be available.

If you are enrolled in a Dollar Cost Averaging, Asset Rebalancing, or comparable programs while an underlying fund merger, substitution or liquidation takes place, unless otherwise noted in any communication from us, your Account Value invested in such underlying fund will be transferred automatically to the designated surviving fund in the case of mergers, the replacement fund in the case of substitutions, and an available Money Market Fund in the case of fund liquidations. Your enrollment instructions will be automatically updated to reflect the surviving fund, the replacement fund or a Money Market Fund for any continued and future investments.


We issue the MVA Options through a different Separate Account of Pruco Life. This Separate Account is not registered under the Investment Company Act of 1940. Moreover, you do not participate in the appreciation or depreciation of the assets held by that Separate Account.


Service Fees Payable to Pruco Life

Pruco Life and/or our affiliates receive substantial and varying administrative service payments, Rule 12b-1 fees, and "revenue sharing" payments from certain underlying Portfolios or related parties. Rule 12b-1 fees compensate our affiliated principal underwriter for distribution, marketing, and/or servicing functions. Administrative services payments compensate us for providing administrative services with respect to Annuity Owners invested indirectly in the Portfolio, which include duties such as recordkeeping shareholder services, and the mailing of periodic reports. We receive administrative services fees with respect to both affiliated underlying Portfolios and unaffiliated underlying Portfolios. The administrative services fees we receive from affiliates originate from the assets of the affiliated Portfolio itself and/or the assets of the Portfolio's investment advisor. In recognition of the administrative services provided by the relevant affiliated insurance companies, the investment advisors to certain affiliated Portfolios also make "revenue sharing" payments to such affiliated insurance companies. In any case, the existence of these fees tends to increase the overall cost of investing in the Portfolio. In addition, because these fees are paid to us, allocations you make to these affiliated underlying Portfolios benefit us financially.

We collect these payments and fees under agreements between us and a Portfolio's principal underwriter, transfer agent, investment advisor and/or other entities related to the Portfolio.

The 12b-1 fees and administrative services fees that we receive may vary among the different fund complexes that are part of our investment platform. Thus, the fees we collect may be greater or smaller, based on the Portfolios that you select. In addition, we may consider these payments and fees, among a number of factors, when deciding to add or keep a Portfolio on the "menu" of Portfolios that we offer through the Annuity.

Please see the table entitled "Underlying Mutual Fund Portfolio Annual Expenses" for a listing of the Portfolios that pay a 12b-1 fee. With respect to administrative services fees, the maximum fee that we receive is equal to 0.35% of the average assets allocated to the Portfolio(s) under the Annuity. We expect to make a profit on these fees.


In addition, an investment advisor, sub-advisor or distributor of the underlying Portfolios may also compensate us by providing reimbursement, defraying the costs of, or paying directly for, among other things, marketing and/or administrative services and/or other services they provide in connection with the Annuity. These services may include, but are not limited to: sponsoring or co-sponsoring various promotional, educational or marketing meetings and seminars attended by distributors, wholesalers, and/or broker dealer firms' registered representatives, and creating marketing material discussing the contract, available options, and underlying Portfolios. The amounts paid depend on the nature of the meetings, the number of meetings attended by the advisor, sub-advisor, or distributor, the number of participants and attendees at the meetings, the costs expected to be incurred, and the level of the advisor's, sub-advisor's or distributor's participation. These payments or reimbursements may not be offered by all advisors, sub-advisors, or distributors, and the amounts of such payments may vary between and among each advisor, sub-advisor, and distributor depending on their respective participation.


During 2009, with regard to amounts that were paid under these kinds of arrangements described immediately above, the amounts ranged from approximately $500 to approximately $840,562. These amounts may have been paid to one or more Prudential-affiliated insurers issuing individual variable annuities.


LEGAL STRUCTURE OF THE UNDERLYING FUNDS


Each underlying mutual fund is registered as an open-end management investment company under the Investment Company Act. Shares of the underlying mutual fund Portfolios are sold to Separate Accounts of life insurance companies offering variable annuity and variable life insurance products. The shares may also be sold directly to qualified pension and retirement plans.


Voting Rights


We are the legal Owner of the shares of the underlying mutual funds in which the Sub-accounts invest. However, under SEC rules, you have voting rights in relation to Account Value maintained in the Sub-accounts. If an underlying mutual fund portfolio requests a vote of shareholders, we will vote our shares based on instructions received from Owners with Account Value allocated to that Sub-account. Owners have the right to vote an amount equal to the number of shares attributable to their contracts. If we do not receive voting instructions in relation to certain shares, we will vote those shares in the same manner and proportion as the shares for which we have received instructions. This voting procedure is sometimes referred to as "mirror voting" because, as indicated in the immediately preceding sentence, we mirror the votes that are actually cast, rather than decide on our own how to vote. We will also "mirror vote" shares that are owned directly by us or an affiliate (excluding shares held in the separate account of an affiliated insurer). In addition, because all the shares of a given mutual fund held within our Separate Account are legally owned by us, we intend to vote all of such shares when that underlying fund seeks a vote of its shareholders. As such, all such shares will be counted towards whether there is a quorum at the underlying fund's shareholder meeting and towards the ultimate outcome of the vote. Thus, under "mirror voting", it is possible that the votes of a small percentage of contract holders who actually vote will determine the ultimate outcome. We will furnish those Owners who have Account Value allocated to a Sub-account whose underlying mutual fund portfolio has requested a "proxy" vote with proxy materials and the necessary forms to provide us with their voting instructions. Generally, you will be asked to provide instructions for us to vote on matters such as changes in a fundamental investment strategy, adoption of a new investment advisory agreement, or matters relating to the structure of the underlying mutual fund that require a vote of shareholders.


Advanced Series Trust (the "Trust") has obtained an exemption from the Securities and Exchange Commission that permits its co-investment advisers, AST Investment Services, Inc. and Prudential Investments LLC, subject to approval by the Board of Trustees of the Trust, to change sub-advisors for a Portfolio and to enter into new sub-advisory agreements, without obtaining shareholder approval of the changes. This exemption (which is similar to exemptions granted to other investment companies that are organized in a similar manner as the Trust) is intended to facilitate the efficient supervision and management of the sub-advisors by AST Investment Services, Inc., Prudential Investments LLC and the Trustees. The Trust is required, under the terms of the exemption, to provide certain information to shareholders following these types of changes. We may add new Sub-accounts that invest in a series of underlying funds other than the Trust. Such series of funds may have a similar order from the SEC. You also should review the prospectuses for the other underlying funds in which various Sub-accounts invest as to whether they have obtained similar orders from the SEC.

Material Conflicts


It is possible that differences may occur between companies that offer shares of an underlying mutual fund portfolio to their respective Separate Accounts issuing variable annuities and/or variable life insurance products. Differences may also occur surrounding the offering of an underlying mutual fund portfolio to variable life insurance policies and variable annuity contracts that we offer. Under certain circumstances, these differences could be considered "material conflicts," in which case we would take necessary action to protect persons with voting rights under our variable annuity contracts and variable life insurance policies against persons with voting rights under other insurance companies' variable insurance products. If a "material conflict" were to arise between Owners of variable annuity contracts and variable life insurance policies issued by us we would take necessary action to treat such persons equitably in resolving the conflict. "Material conflicts" could arise due to differences in voting instructions between Owners of variable life insurance and variable annuity contracts of the same or different companies. We monitor any potential conflicts that may exist.


Confirmations, Statements, and Reports


We send any statements and reports required by applicable law or regulation to you at your last known address of record. You should therefore give us prompt notice of any address change. We reserve the right, to the extent permitted by law and subject to your prior consent, to provide any prospectus, prospectus supplements, confirmations, statements and reports required by applicable law or regulation to you through our Internet Website at www.prudentialannuities.com or any other electronic means, including diskettes or CD ROMs. We send a confirmation statement to you each time a transaction is made affecting Account Value, such as making additional Purchase Payments, transfers, exchanges or withdrawals. We also send quarterly statements detailing the activity affecting your Annuity during the calendar quarter, if there have been transactions during the quarter. We may confirm regularly scheduled transactions, including, but not limited to the Annual Maintenance Fee, Systematic Withdrawals (including 72(t)/72(q) payments and Required Minimum Distributions), electronic funds transfer, Dollar Cost Averaging, auto rebalancing, and the Custom Portfolios Program in quarterly statements instead of confirming them immediately. You should review the information in these statements carefully. You may request additional reports. We reserve the right to charge $50 for each such additional report, but may waive that charge in the future. We will also send an annual report and a semi-annual report containing applicable financial statements for the portfolios to Owners or, with your prior consent, make such documents available electronically through our Internet Website or other electronic means.


DISTRIBUTION OF ANNUITIES OFFERED BY PRUCO LIFE

Prudential Annuities Distributors, Inc. (PAD), a wholly-owned subsidiary of Prudential Annuities, Inc., is the distributor and principal underwriter of the annuities offered through this prospectus. PAD acts as the distributor of a number of annuity and life insurance products. PAD's principal business address is One Corporate Drive, Shelton, Connecticut 06484. PAD is registered as a broker-dealer under the Securities Exchange Act of 1934 (Exchange Act), and is a member of the Financial Industry Regulatory Authority (FINRA). Each Annuity is offered on a continuous basis. PAD enters into distribution agreements with broker/dealers who are registered under the Exchange Act and with entities that may offer the Annuities but are exempt from registration (firms). Applications for each Annuity are solicited by registered representatives of those firms. Such representatives will also be our appointed insurance agents under state insurance law. In addition, PAD may offer the Annuity directly to potential purchasers.


Under the distribution agreement, commissions are paid to firms on sales of the Annuity according to one or more schedules. The registered representative will receive all or a portion of the compensation, depending on the practice of his or her firm. Commissions are generally based on a percentage of Purchase Payments made, up to a maximum of 2.0% for the Advisor Series. Alternative compensation schedules are available that generally provide a lower initial commission plus ongoing quarterly compensation based on all or a portion of Unadjusted Account Value. We may also provide compensation to the distributing firm for providing ongoing service to you in relation to the Annuity. Commissions and other compensation paid in relation to the Annuity do not result in any additional charge to you or to the Separate Account. Compensation varies by Annuity product, and such differing compensation could be a factor in which Annuity a Financial Professional recommends to you.


In addition, in an effort to promote the sale of our products (which may include the placement of Pruco Life and/or the Annuity on a preferred or recommended company or product list and/or access to the firm's registered representatives), we or PAD may enter into compensation arrangements with certain broker/dealers firms with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel and/or marketing and/or administrative services and/or other services they provide to us or our affiliates. These services may include, but are not limited to: educating customers of the firm on the Annuity's features; conducting due diligence and analysis; providing office access, operations and systems support; holding seminars intended to educate registered representatives and make them more knowledgeable about the Annuities; providing a dedicated marketing coordinator; providing priority sales desk support; and providing expedited marketing compliance approval and preferred programs to PAD. We or PAD also may compensate third-party vendors, for services that such vendors render to broker-dealer firms. To the extent permitted by the FINRA rules and other applicable laws and regulations, PAD may pay or allow other promotional incentives or payments in the forms of cash or non-cash compensation. These arrangements may not be offered to all firms and the terms of such arrangements may differ between firms. In addition, we or our affiliates may provide such compensation, payments and/or incentives to firms arising out of the marketing, sale and/or servicing of variable annuities or life insurance offered by different Prudential business units.

The list below identifies three general types of payments that PAD pays which are broadly defined as follows:

.. Percentage Payments based upon "Assets under Management" or "AUM": This type of payment is a percentage payment that is based upon the total assets, subject to certain criteria in certain Pruco Life products.

.. Percentage Payments based upon sales: This type of payment is a percentage payment that is based upon the total amount of money received as Purchase Payments under Pruco Life annuity products sold through the firm (or its affiliated broker-dealers).

.. Fixed Payments: These types of payments are made directly to or in sponsorship of the firm (or its affiliated broker-dealers). Examples of arrangements under which such payments may be made currently include, but are not limited to: sponsorships, conferences (national, regional and top producer), speaker fees, promotional items and reimbursements to firms for marketing activities or services paid by the firms and/or their registered representatives. The amount of these payments varies widely because some payments may encompass only a single event, such as a conference, and others have a much broader scope. In addition, we may make payments periodically during the relationship for systems, operational and other support.


The list below includes the names of the firms (or their affiliated broker/dealers) that we are aware (as of December 31, 2009) received payment with respect to our annuity business generally during 2009 (or as to which a payment amount was accrued during 2009). The firms listed below include those receiving payments in connection with marketing of products issued by Pruco Life Insurance Company and Pruco Life Insurance Company of New Jersey. Your registered representative can provide you with more information about the compensation arrangements that apply upon request. During 2009, the least amount paid, and greatest amount paid, were $55 and $2,282,252, respectively. Each of these Annuities also is distributed by other selling firms that previously were appointed only with our affiliate Prudential Annuities Life Assurance Corporation ("PALAC"). Such other selling firms may have received compensation similar to the types discussed above with respect to their sale of PALAC annuities. In addition, such other selling firms may, on a going forward basis, receive substantial compensation that is not reflected in this 2009 retrospective depiction.


Name of Firm:

A.G. Edwards & Sons, Inc.
Advantage Capital
AIG Financial Advisors, Inc.
American General Securities
Citigroup Global Markets, Inc.
Financial Network Investment Corp.
FSC Securities Corp.
ING Financial Partners, Inc.
Merrill Lynch
Morgan Stanley & Co. Incorporated
Multi-Financial Securities Corp.
PrimeVest Financial Services, Inc.
Pruco Securities LLC
Raymond James & Associates, Inc.
Raymond James Financial Services
Royal Alliance Associates, Inc.
Stifel Nicolaus & Co., Inc.
UBS Financial Services, Inc.
Wachovia Securities, Inc.
Wells Fargo Advisors, LLC
Wells Fargo Investments, LLC


You should note that firms and individual registered representatives and branch managers with some firms participating in one of these compensation arrangements might receive greater compensation for selling the Annuities than for selling a different annuity that is not eligible for these compensation arrangements. While compensation is generally taken into account as an expense in considering the charges applicable to a contract product, any such compensation will be paid by us or PAD and will not result in any additional charge to you. Your registered representative can provide you with more information about the compensation arrangements that apply upon request.


This Annuity is sold through firms that are unaffiliated with us, and also is sold through an affiliated firm called Pruco Securities LLC. Pruco Securities, LLC is an indirect wholly-owned subsidiary of Prudential Financial that sells variable annuities and variable life insurance (among other products) through its registered representatives. Pruco Securities LLC also serves as principal underwriter of certain variable life insurance contracts issued by subsidiary insurers of Prudential Financial.

FINANCIAL STATEMENTS

The financial statements of the Separate Account and Pruco Life are included in the Statement of Additional Information.

INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL PROCEEDINGS

Pruco Life is subject to legal and regulatory actions in the ordinary course of its businesses, including class action lawsuits. Legal and regulatory actions may include proceedings relating to aspects of the businesses and operations that are specific to Pruco Life and that are typical of the businesses in which Pruco Life operates. Class action and individual lawsuits may involve a variety of issues and/or allegations, which include sales practices, underwriting practices, claims payment and procedures, premium charges and policy servicing. Pruco Life may also be subject to litigation arising out of its general business activities, such as investments and third party contracts. In certain of these matters, plaintiffs may seek large and/or indeterminate amounts, including punitive or exemplary damages.


Commencing in 2003, Prudential Financial received formal requests for information from the SEC and the New York Attorney General's Office ("NYAG") relating to market timing in variable annuities by certain American Skandia entities. In April 2009, AST Investment Services, Inc., formerly named American Skandia Investment Services, Inc. ("ASISI"), reached a resolution of the previously disclosed investigations by the SEC and the NYAG into market timing related misconduct involving certain variable annuities. The settlements relate to conduct that generally occurred between January 1998 and September 2003. ASISI is an affiliate of Pruco Life and serves as investment manager for certain Investment Options under Pruco Life's variable life insurance and annuity products. Prudential Financial acquired ASISI from Skandia Insurance Company Ltd. (publ) ("Skandia") in May 2003. Subsequent to the acquisition, Prudential Financial implemented controls, procedures and measures designed to protect customers from the types of activities involved in these investigations. These settlements resolve the investigations by the above named authorities into these matters, subject to the settlement terms. Under the terms of the settlements, ASISI has paid a total of $34 million in disgorgement and an additional $34 million as a civil money penalty. These amounts have been paid into a Fair Fund administered by the SEC to compensate those harmed by the market timing related activities. In the settlements, ASISI has agreed and retained, at its own cost and expense, the services of an Independent Distribution consultant that was deemed acceptable to the Staff of the SEC and has developed and submitted a proposed plan for the distribution of Fair Fund amounts according to a methodology developed in consultation with and acceptable to the Staff on December 22, 2009 and is currently under review by the staff of the SEC. As part of these settlements, ASISI has undertaken and has completed in 2009 a compliance review by an independent third party. They issued and submitted a report of their findings and recommendations to ASISI's Board of Directors, the Audit Committee of the Advanced Series Trust Board of Trustees and the Staff of the SEC. In addition, ASISI has agreed, among other things, to continue to cooperate with the SEC and NYAG in any litigation, ongoing investigations or other proceedings relating to or arising from their investigations into these matters. Under the terms of the purchase agreement pursuant to which Prudential Financial acquired ASISI from Skandia, Prudential Financial was indemnified for the costs of the settlements.


Pruco Life's litigation and regulatory matters are subject to many uncertainties, and given their complexity and scope, their outcomes cannot be predicted. It is possible that results of operations or cash flow of Pruco Life in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters depending, in part, upon the results of operations or cash flow for such period. In light of the unpredictability of Pruco Life's litigation and regulatory matters, it is also possible that in certain cases an ultimate unfavorable resolution of one or more pending litigation or regulatory matters could have a material adverse effect on Pruco Life's financial position. Management believes, however, that, based on information currently known to it, the ultimate outcome of all pending litigation and regulatory matters, after consideration of applicable reserves and rights to indemnification, is not likely to have a material adverse effect on Pruco Life's financial position.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The following are the contents of the Statement of Additional Information:

..  Company

..  Experts

..  Principal Underwriter

..  Allocation of Initial Purchase Payment

..  Determination of Accumulation Unit Values
   Financial Statements

HOW TO CONTACT US

You can contact us by:

.. calling our Customer Service Team at 1-888-PRU-2888 during our normal business hours,

..  writing to us via regular mail at Prudential Annuity Service Center, P.O.
   Box 7960, Philadelphia, PA 19176. NOTE: Failure to send mail to the proper address may result in a delay in our receiving and processing your request.


.. accessing information about your Annuity through our Internet Website at www.prudentialannuities.com.

You can obtain account information by calling our automated response system and at www.prudentialannuities.com, our Internet Website. Our Customer Service representatives are also available during business hours to provide you with information about your account. You can request certain transactions through our telephone voice response system, our Internet Website or through a customer service representative. You can provide authorization for a third party, including your attorney-in-fact acting pursuant to a power of attorney, to access your account information and perform certain transactions on your account. You will need to complete a form provided by us which identifies those transactions that you wish to authorize via telephonic and electronic means and whether you wish to authorize a third party to perform any such transactions. Please note that unless you tell us otherwise, we deem that all transactions that are directed by your Financial Professional with respect to your Annuity have been authorized by you. We require that you or your representative provide proper identification before performing transactions over the telephone or through our Internet Website. This may include a Personal Identification Number
(PIN) that will be provided to you upon issue of your Annuity or you may establish or change your PIN by calling our automated response system and at www.prudentialannuities.com, our Internet Website. Any third party that you authorize to perform financial transactions on your account will be assigned a PIN for your account.


Transactions requested via telephone are recorded. To the extent permitted by law, we will not be responsible for any claims, loss, liability or expense in connection with a transaction requested by telephone or other electronic means if we acted on such transaction instructions after following reasonable procedures to identify those persons authorized to perform transactions on your Annuity using verification methods which may include a request for your Social Security number, PIN or other form of electronic identification. We may be liable for losses due to unauthorized or fraudulent instructions if we did not follow such procedures.

Pruco Life does not guarantee access to telephonic, facsimile, Internet or any other electronic information or that we will be able to accept transaction instructions via such means at all times. Regular and/or express mail will be the only means by which we will accept transaction instructions when telephonic, facsimile, Internet or any other electronic means are unavailable or delayed. Pruco Life reserves the right to limit, restrict or terminate telephonic, facsimile, Internet or any other electronic transaction privileges at any time.

                     APPENDIX A - ACCUMULATION UNIT VALUES


As we have indicated throughout this prospectus, the Annuity is a contract that allows you to select or decline any of several features that carries with it a specific asset-based charge. We maintain a unique Unit value corresponding to each combination of such contract features.

Because the Annuity is new, no historical Unit values are depicted here. However, such historical Unit values will be set forth in subsequent amendments to this prospectus.

   APPENDIX B - FORMULA FOR HIGHEST DAILY LIFETIME 6 PLUS INCOME BENEFIT AND
             SPOUSAL HIGHEST DAILY LIFETIME 6 PLUS INCOME BENEFIT
              (including Highest Daily Lifetime 6 Plus with LIA)

      TRANSFERS OF ACCOUNT VALUE BETWEEN YOUR PERMITTED SUB-ACCOUNTS AND
                   THE AST INVESTMENT GRADE BOND SUB-ACCOUNT

TERMS AND DEFINITIONS REFERENCED IN THE CALCULATION FORMULAS:

.. C\\u\\ - the upper target is established on the effective date of the Highest Daily Lifetime 6 Plus/Spousal Highest Daily Lifetime 6 Plus benefit (the "Effective Date") and is not changed for the life of the guarantee. Currently, it is 83%.

..  Cu\\s\\ - The secondary upper target is established on the Effective Date of the Highest Daily Lifetime 6 Plus/Spousal Highest Daily Lifetime 6 Plus benefit and is not changed for the life of the guarantee. Currently it is 84.5%

.. C\\t\\ - the target is established on the Effective Date and is not changed for the life of the guarantee. Currently, it is 80%.

.. C\\l\\ - the lower target is established on the Effective Date and is not changed for the life of the guarantee. Currently, it is 78%.

..  L - the target value as of the current Valuation Day.

..  r - the target ratio.

.. a - factors used in calculating the target value. These factors are established on the Effective Date and are not changed for the life of the guarantee. (See below for the table of "a" factors

..  V\\v\\ - the total value of all Permitted Sub-accounts in the Annuity.

..  V\\F\\ - the Unadjusted Account Value of all elected MVA Options in the
   Annuity.

..  B - the total value of the AST Investment Grade Bond Portfolio Sub-account.

.. P - Income Basis. Prior to the first Lifetime Withdrawal, the Income Basis is equal to the Protected Withdrawal Value calculated as if the first Lifetime Withdrawal were taken on the date of calculation. After the first Lifetime Withdrawal, the Income Basis is equal to the greater of (1) the Protected Withdrawal Value on the date of the first Lifetime Withdrawal, increased for additional Purchase Payments, and adjusted proportionally for Excess Income *, and (2) the Protected Withdrawal Value on any Annuity Anniversary subsequent to the first Lifetime Withdrawal, increased for subsequent additional Purchase Payments and adjusted proportionately for Excess Income* and (3) any highest daily Unadjusted Account Value occurring on or after the later of the immediately preceding Annuity anniversary, or the date of the first Lifetime Withdrawal, and prior to or including the date of this calculation, increased for additional Purchase Payments and adjusted for withdrawals, as described herein.

..  T - the amount of a transfer into or out of the AST Investment Grade Bond
   Portfolio Sub-account.

..  T\\M\\ - the amount of a monthly transfer out of the AST Investment Grade
   Bond Portfolio.

   * Note: Lifetime Withdrawals of less than or equal to the Annual Income Amount do not reduce the Income Basis.

   DAILY TARGET VALUE CALCULATION:

   On each Valuation Day, a target value (L) is calculated, according to the following formula. If the variable Account Value (V\\V\\ + V\\F\\) is equal to zero, no calculation is necessary. Target Values are subject to change for new elections of this benefit on a going-forward basis.

          L = 0.05 * P * a

DAILY TRANSFER CALCULATION:

The following formula, which is set on the Benefit Effective Date and is not changed for the life of the guarantee, determines when a transfer is required:

Target Ratio r = (L - B) / (V\\V\\ + V\\F\\).

.. If on the third consecutive Valuation Day r > Cu and r (less or =) Cu\\s\\ or if on any day r > Cu\\s\\, and transfers have not been suspended due to the 90% cap rule, assets in the Permitted Sub-accounts and the DCA MVA Options, if applicable, are transferred to the AST Investment Grade Bond Portfolio Sub-account.

..  If r < C\\l\\, and there are currently assets in the AST Investment Grade
   Bond Portfolio Sub-account (B > 0), assets in the AST Investment Grade Bond Portfolio Sub-account are transferred to the Permitted Sub-accounts as described above.

90% Cap Rule: If, on any Valuation Day this benefit remains in effect, a transfer into the AST Investment Grade Bond Portfolio Sub-account occurs that results in 90% of the Unadjusted Account Value being allocated to the AST Investment Grade Bond Portfolio Sub-account, any transfers into the AST Investment Grade Bond Portfolio Sub-account will be suspended, even if the formula would otherwise dictate that a transfer into the AST Investment Grade Bond Portfolio Sub-account should occur. Transfers out of the AST Investment Grade Bond Portfolio Sub-account and into the elected Sub-accounts will still be allowed. The suspension will be lifted once a transfer out of the AST Investment Grade Bond Portfolio Sub-account occurs either due to a Daily or Monthly Transfer Calculation. Due to the performance of the AST Investment Grade Bond Portfolio Sub-account and the elected Sub-accounts, the Unadjusted Account value could be more than 90% invested in the AST Investment Grade Bond Portfolio Sub-account.

.. The following formula, which is set on the Benefit Effective Date and is not changed for the life of the guarantee, determines the transfer amount:

T = Min (MAX (0, (0.90 * (V\\V\\ + V\\F\\ + B)) - B),                 Money is transferred from the Permitted
[L - B - (V\\V\\ + V\\F\\) * C\\t\\] / (1 - C\\t\\))                  Sub-accounts and the DCA MVA Options to the
Grade Bond Sub-account                                                AST Investment

T = {Min (B, - [L - B - (V\\V\\ + V\\F\\) * C\\t\\] / (1 - C\\t\\))}  Money is transferred from the AST Investment Grade Bond
                                                                      Sub-account to the Permitted Sub-accounts

Monthly Transfer Calculation


On each monthly anniversary of the Annuity Issue Date and following the daily Transfer Calculation above, the following formula determines if a transfer from the AST Investment Grade Bond Sub-account to the Permitted Sub-account will occur:


If, after the daily Transfer Calculation is performed,

{Min (B, .05 * (V\\V\\ + V\\F\\ + B))} (less than) (C\\u\\ * (V\\V\\ + V\\F\\)
-L + B) / (1-C\\u\\), then

T\\M\\ = {Min (B, .05 * (V\\V\\ + V\\F\\ + B))} Money is transferred from the AST Investment Grade Bond Sub-account to the Permitted Sub-accounts.

                   "a" Factors for Liability Calculations
            (in Years and Months since Benefit Effective Date)*

      Months
Years   1     2     3     4     5     6     7     8     9     10    11    12
----- ------ ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- -----
 1    15.34  15.31 15.27 15.23 15.20 15.16 15.13 15.09 15.05 15.02 14.98 14.95
 2    14.91  14.87 14.84 14.80 14.76 14.73 14.69 14.66 14.62 14.58 14.55 14.51
 3    14.47  14.44 14.40 14.36 14.33 14.29 14.26 14.22 14.18 14.15 14.11 14.07
 4    14.04  14.00 13.96 13.93 13.89 13.85 13.82 13.78 13.74 13.71 13.67 13.63
 5    13.60  13.56 13.52 13.48 13.45 13.41 13.37 13.34 13.30 13.26 13.23 13.19
 6    13.15  13.12 13.08 13.04 13.00 12.97 12.93 12.89 12.86 12.82 12.78 12.75
 7    12.71  12.67 12.63 12.60 12.56 12.52 12.49 12.45 12.41 12.38 12.34 12.30
 8    12.26  12.23 12.19 12.15 12.12 12.08 12.04 12.01 11.97 11.93 11.90 11.86
 9    11.82  11.78 11.75 11.71 11.67 11.64 11.60 11.56 11.53 11.49 11.45 11.42
 10   11.38  11.34 11.31 11.27 11.23 11.20 11.16 11.12 11.09 11.05 11.01 10.98

 11   10.94 10.90 10.87 10.83 10.79 10.76 10.72 10.69 10.65 10.61 10.58  10.54
 12   10.50 10.47 10.43 10.40 10.36 10.32 10.29 10.25 10.21 10.18 10.14  10.11
 13   10.07 10.04 10.00  9.96  9.93  9.89  9.86  9.82  9.79  9.75  9.71   9.68
 14    9.64  9.61  9.57  9.54  9.50  9.47  9.43  9.40  9.36  9.33  9.29   9.26
 15    9.22  9.19  9.15  9.12  9.08  9.05  9.02  8.98  8.95  8.91  8.88   8.84
 16    8.81  8.77  8.74  8.71  8.67  8.64  8.60  8.57  8.54  8.50  8.47   8.44
 17    8.40  8.37  8.34  8.30  8.27  8.24  8.20  8.17  8.14  8.10  8.07   8.04
 18    8.00  7.97  7.94  7.91  7.88  7.84  7.81  7.78  7.75  7.71  7.68   7.65
 19    7.62  7.59  7.55  7.52  7.49  7.46  7.43  7.40  7.37  7.33  7.30   7.27
 20    7.24  7.21  7.18  7.15  7.12  7.09  7.06  7.03  7.00  6.97  6.94   6.91
 21    6.88  6.85  6.82  6.79  6.76  6.73  6.70  6.67  6.64  6.61  6.58   6.55
 22    6.52  6.50  6.47  6.44  6.41  6.38  6.36  6.33  6.30  6.27  6.24   6.22
 23    6.19  6.16  6.13  6.11  6.08  6.05  6.03  6.00  5.97  5.94  5.92   5.89
 24    5.86  5.84  5.81  5.79  5.76  5.74  5.71  5.69  5.66  5.63  5.61   5.58
 25    5.56  5.53  5.51  5.48  5.46  5.44  5.41  5.39  5.36  5.34  5.32   5.29
 26    5.27  5.24  5.22  5.20  5.18  5.15  5.13  5.11  5.08  5.06  5.04   5.01
 27    4.99  4.97  4.95  4.93  4.91  4.88  4.86  4.84  4.82  4.80  4.78   4.75
 28    4.73  4.71  4.69  4.67  4.65  4.63  4.61  4.59  4.57  4.55  4.53   4.51
 29    4.49  4.47  4.45  4.43  4.41  4.39  4.37  4.35  4.33  4.32  4.30   4.28
 30    4.26  4.24  4.22  4.20  4.18  4.17  4.15  4.13  4.11  4.09  4.07 4.06**

*  The values set forth in this table are applied to all ages.
** In all subsequent years and months thereafter, the annuity factor is 4.06

         APPENDIX C: FORMULA FOR HIGHEST DAILY GRO II and GRO Plus II

THE FOLLOWING ARE THE TERMS AND DEFINITIONS REFERENCED IN THE TRANSFER CALCULATION FORMULA:

..  AV is the current Account Value of the Annuity

.. V\\V\\ is the current Account Value of the elected Sub-accounts of the Annuity

..  V\\F\\ is the current Account Value of amounts held in the MVA Options

..  B is the total current value of the AST bond portfolio Sub-account

..  Cl is the lower target value. Currently, it is 79%.

..  Ct is the middle target value. Currently, it is 82%.

..  Cu is the upper target value. Currently, it is 85%.

..  T is the amount of a transfer into or out of the AST bond portfolio
   Sub-account.

For each guarantee provided under the benefit,

..  Gi is the guarantee amount


..  Ni is the number of days until the Maturity Date

..  di is the discount rate applicable to the number of days until the Maturity
   Date. It is determined with reference a benchmark index, reduced by the Discount Rate Adjustment and subject to the discount rate minimum. The discount rate minimum, beginning on the effective date of the benefit, is three percent, and will decline monthly over the first twenty-four months following the effective date of the benefit to one percent in the twenty-fifth month, and will remain at one percent for every month thereafter. Once selected, we will not change the applicable benchmark index. However, if the benchmark index is discontinued, we will substitute a successor benchmark index, if there is one. Otherwise we will substitute a comparable benchmark index. We will obtain any required regulatory approvals prior to substitution of the benchmark index.


The formula, which is set on the effective date and is not changed while the benefit is in effect, determines, on each Valuation Day, when a transfer is required.


The formula begins by determining the value on that Valuation Day that, if appreciated at the applicable discount rate, would equal the guarantee amount at the end of each applicable Guarantee Period. We call the greatest of these values the "current liability (L)."


       L = MAX (Li), where Li = Gi / (1 + di) /(Ni/365)/

       Next the formula calculates the following formula ratio:

       r = (L - B) / (V\\V\\ + V\\F\\)

If the formula ratio exceeds an upper target value, then all or a portion of the Account Value will be transferred to the AST bond portfolio Sub-account associated with the current liability subject to the rule that prevents a transfer into that AST bond portfolio Sub-account if 90% or more of Account Value is in that Sub-account (90% cap). If at the time we make a transfer to the AST bond portfolio Sub-account associated with the current liability there is Account Value allocated to an AST bond portfolio Sub-account not associated with the current liability, we will transfer all assets from that AST bond portfolio Sub-account to the AST bond portfolio Sub-account associated with the current liability.

The formula will transfer assets into the AST bond portfolio Sub-account if r > Cu, subject to the 90% cap.

The transfer amount is calculated by the following formula:

T = {Min (MAX(0, (.90 * (V\\V\\ + V\\F\\ + B)) - B), [L - B - (V\\V\\ + V\\F\\)
* Ct] / (1 - Ct))}

If the formula ratio is less than a lower target value and there are assets in the AST bond portfolio Sub-account, then the formula will transfer assets out of the AST bond portfolio Sub-account into the elected Sub-accounts.

The formula will transfer assets out of the AST bond portfolio
       Sub-account if r < Cl and B > 0.

The transfer amount is calculated by the following formula:

       T = {Min (B, - [L - B - (V\\V\\ + V\\F\\) * Ct] / (1 - Ct))}

If following a transfer to the elected Sub-accounts, there are assets remaining in an AST bond portfolio Sub-account not associated with the current liability, we will transfer all assets from that AST bond portfolio Sub-account to the AST bond portfolio Sub-account associated with the current liability.

If transfers into the AST bond portfolio Sub-account are restricted due to the operation of the 90% cap `, then we will not perform any intra-AST bond portfolio Sub-account transfers. However, if assets transfer out of an AST bond portfolio Sub-account and into the elected Sub-accounts due to the maturity of the AST bond portfolio, by operation of the formula, assets may subsequently transfer to another AST bond portfolio Sub-account that is associated with a future guarantee, subject to the 90% cap rule.

APPENDIX D - SPECIAL CONTRACT PROVISIONS FOR ANNUITIES ISSUED IN CERTAIN STATES


Certain features of your Annuity may be different than the features described earlier in this prospectus, if your Annuity is issued in certain states described below. Further variations may arise in connection with additional state reviews.



Jurisdiction   Special Provisions

Connecticut    Highest Daily Lifetime 6 Plus with Lifetime Income Accelerator is not available.

Hawaii Highest Daily Lifetime 6 Plus with Lifetime Income Accelerator is not available.

Iowa           Market Value Adjustment Options are not available.

Massachusetts  The annuity rates we use to calculate annuity payments are available only on a gender-neutral basis under any Annuity Option or any lifetime withdrawal option benefit.
               Medically Related Surrenders are not available.

Montana The annuity rates we use to calculate annuity payments are available only on a gender-neutral basis under any Annuity Option or any lifetime withdrawal option benefit.

Texas          Beneficiary Annuities are not available.

Washington     Combination 5% Roll-up and Highest Anniversary Value Death
               Benefit is not available. Highest Daily Lifetime 6 Plus with
               Lifetime Income Accelerator is not available.

APPENDIX E - MVA FORMULAS

MVA Formula For Long Term MVA Option

The MVA formula is applied separately to each MVA Option to determine the Account Value of the MVA Option on a particular date.

The MVA factor is equal to:


     [   1+i    ]   n/12
         1+j+k


    where:  i =  the Crediting Rate for the MVA Option;

            j = the Rate for the remaining Guarantee Period, determined as described below;

            k = the Liquidity Factor set forth in the Rider for this MVA Option; and

            n = the number of months remaining in the Guarantee Period duration, rounded up to the nearest whole month



   For the purposes of determining "j",

   Y = n /12

   GP1 = the smallest whole number of years greater than or equal to Y.

   r1 = the rate for Guarantee Periods of duration GP1, which will equal the crediting rate if such Guarantee Period duration is currently available.

   GP2 = the greatest whole number of years less than or equal to Y, but not less than 1.

   r2 = the rate for Guarantee Periods of duration GP2, which will equal the crediting rate if such Guarantee Period duration is currently available.

   If we do not currently offer a Guarantee Period of duration GP1 or duration GP2, we will determine r1 and / or r2 by linearly interpolating between the current rates of Guarantee Periods closest in duration. If we cannot interpolate because a Guarantee Period of lesser duration is not available, then r1 and / or r2 will be equal to [(1) + (2) - (3)], where (1), (2), and
   (3) are defined as:

   (1) = the current Treasury spot rate for GP1 or GP2, respectively, and

   (2) = the current crediting rate for the next longer Guaranteed Period duration currently available, and

   (3) = the current Treasury spot rate for the next longer Guaranteed Period duration currently available.

   The term "current Treasury spot rate" refers to the rates that existed at the time the crediting rates were last determined.

   To determine "j":

   If Y is an integer, and if Y is equal to a Guarantee Period duration that we currently offer," j" is equal to the crediting rate associated with a Guarantee Period duration of Y years.

   If Y is less than 1, then "j" = r2.

   Otherwise, we determine "j" by linearly interpolating between r1 and r2, using the following formula:

       j = (r1 * (Y - GP2) + r2 * (GP1 - Y)) / (GP1 - GP2)

   The current rate ("j") in the MVA formula is subject to the same Guaranteed Minimum Interest Rate as the Crediting Rate.

We reserve the right to waive the liquidity factor set forth above.

MVA Formula For 6 or 12 Month DCA MVA Options

The MVA formula is applied separately to each DCA MVA Option to determine the Account Value of the DCA MVA Option on a particular date.

The MVA factor is equal to:


     [   [1+i]  ]   n/12
         1+j+k


    where:  i =  the Index Rate established at inception of a DCA MVA Option.
                 This Index Rate will be based on a Constant Maturity Treasury
                 (CMT) rate for a maturity (in months) equal to the initial duration of the DCA MVA Option. This CMT rate will be determined based on the weekly average of the CMT Index of appropriate maturity as of two weeks prior to initiation of the DCA MVA Option. The CMT Index will be based on "Treasury constant maturities nominal 12" rates as published in Federal Reserve Statistical Release H.15. If a CMT index for the number of months needed is not available, the applicable CMT index will be determined based on a linear interpolation of the published CMT indices;

            j = the Index Rate determined at the time the MVA calculation is needed, based on a CMT rate for the amount of time remaining in the DCA MVA Option. The amount of time will be based on the number of complete months remaining in the DCA MVA Option, rounded up to the nearest whole month. This CMT rate will be determined based on the weekly average of the CMT Index of appropriate maturity as of two weeks prior to the date for which the MVA calculation is needed. The CMT Index will be based on "Treasury constant maturities nominal 12" rates as published in Federal Reserve Statistical Release
                 H.15. If a CMT index for the number of months needed is not available, the applicable CMT index will be determined based on a linear interpolation of the published CMT indices;

            k = the Liquidity Factor set forth in the Rider for this MVA Option; and

            n = the number of complete months remaining in the DCA MVA Option, rounded up to the nearest whole month.



   If the "Treasury constant maturities nominal 12" rates available through Federal Reserve Statistical Release H. 15 should become unavailable at any time, or if the rate for a 1-month maturity should become unavailable through this source, we will substitute rates which, in our opinion, are comparable.

We reserve the right to waive the Liquidity Factor.

MVA Examples for Long Term MVA Option

The following hypothetical examples show the effect of the MVA in determining Account Value. Assume the following:

..  You allocate $50,000 into an MVA Option (we refer to this as the "Allocation
   Date" in these examples) with a Guarantee Period of 5 years (we refer to this as the "Maturity Date" in these examples).

..  The crediting rate associated with the MVA Option beginning on Allocation
   Date and maturing on Maturity Date is 5.50% (i = 5.50%).

..  You make no withdrawals or transfers until you decide to withdraw the entire
   MVA Option after exactly three (3) years, at which point 24 months remain before the Maturity Date (n=24).

Example of Positive MVA

Assume that at the time you request the withdrawal, the crediting rate associated with the fixed allocation maturing on the Maturity Date is 4.00% (J = 4.00%). Based on these assumptions, the MVA would be calculated as follows:

     MVA Factor = [(1+i)/(1+j+0.0025)]^N/12 = [1.055/1.0425]^2 = 1.024125
                         Unadjusted Value = $58,712.07
 Adjusted Account Value after MVA = Unadjusted Value x MVA Factor = $60,128.47

Example of Negative MVA

Assume that at the time you request the withdrawal, the crediting rate associated with the fixed allocation maturing on the Maturity Date is 7.00% (j = 7.00%). Based on these assumptions, the MVA would be calculated as follows:

     MVA Factor = [(1+i)/(1+j+0.0025)]^n/12 = [1.055/1.0725]^2 = 0.967632
                         Unadjusted Value = $58,712.07

Adjusted Account Value after MVA = Unadjusted Value x MVA Factor = $56,811.69

                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION


                                February 10, 2010


              PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                           VARIABLE ANNUITY CONTRACTS

The Prudential Premier Advisor Variable Annuity Series (SM) ("Advisor Series") variable annuity contract (the "Annuity") is an individual variable annuity contract issued by Pruco Life Insurance Company ("Pruco Life"), a stock life insurance company that is an indirect wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential") and is funded through the Pruco Life Flexible Premium Variable Annuity Account (the "Account"). The Annuity is purchased by making an initial purchase payment of $10,000 or more. With some restrictions, you can make additional purchase payments by means other than electronic fund transfer of no less than $100 at any time during the accumulation phase. However, we impose a minimum of $50 with respect to additional purchase payments made through electronic fund transfers.


This Statement of Additional Information is not a prospectus and should be read in conjunction with the Advisor Series prospectus dated February 10, 2010. To obtain a copy of the prospectus, without charge, you can write to the Prudential Annuity Service Center, P.O. Box 7960, Philadelphia, Pennsylvania 19176, or contact us by telephone at (888) PRU-2888.


                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Company                                                                       2
Experts                                                                       2
Payment Made to Promote Sale of Our Products                                  2
Allocation of Initial Purchase Payment                                        3
Determination of Accumulation Unit Values                                     3
Separate Account Financial Information                                       A1
Company Financial Information                                                B1

         Pruco Life Insurance                Prudential Annuity Service Center
        213 Washington Street                          P.O. Box 7960
        Newark, NJ 07102-2992                      Philadelphia, PA 19176
                                                 Telephone: (888) PRU 2888

                                     COMPANY

Pruco Life Insurance Company ("Pruco Life") is a stock life insurance company organized in 1971 under the laws of the State of Arizona. Pruco Life is licensed to sell life insurance and annuities in the District of Columbia, Guam and in all states except New York.

Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"), a stock life insurance company founded in 1875 under the laws of the State of New Jersey. Prudential is an indirect wholly-owned subsidiary of Prudential Financial, Inc. ("Prudential Financial"), a New Jersey insurance holding company.

                                     EXPERTS


The consolidated financial statements of Pruco Life Insurance Company and its subsidiaries as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 and the financial statements of Pruco Life Flexible Premium Variable Annuity Account as of December 31, 2008 and for each of the two years in the period then ended included in this Statement of Additional Information have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP's principal business address is 300 Madison Avenue, New York, New York 10017.


                              PRINCIPAL UNDERWRITER

Prudential Annuities Distributors, Inc. ("PAD"), an indirect wholly-owned subsidiary of Prudential Financial, offers the Annuity on a continuous basis in those states in which annuities may be lawfully sold. It may offer the Annuity through licensed insurance brokers and agents, or through appropriately registered affiliates of Prudential, provided clearances to do so are obtained in any jurisdiction where such clearances may be necessary.

With respect to all individual variable annuities issued through the separate account, PAD received commissions of $231,193,283, $154,899,679, and $116,185,253, in 2009, 2008, and 2007, respectively. PAD retained none of those commissions.

As discussed in the prospectus, Pruco Life pays commissions to broker/dealers that sell the Annuity according to one or more schedules, and also may pay non-cash compensation. In addition, Pruco Life may pay trail commissions to registered representatives who maintain an ongoing relationship with an annuity owner. Typically, a trail commission is compensation that is paid periodically to a representative, the amount of which is linked to the value of the Annuity and the amount of time that the Annuity have been in effect.

                  PAYMENTS MADE TO PROMOTE SALE OF OUR PRODUCTS

In an effort to promote the sale of our products (which may include the placement of Pruco Life and/or the Annuity on a preferred or recommended company or product list and/or access to the firm's registered representatives), we or PAD may enter into compensation arrangements with certain broker/dealer firms with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel and/or marketing, administrative services and/or other services they provide. These services may include, but are not limited to: educating customers of the firm on the Annuity's features; conducting due diligence and analysis, providing office access, operations and systems support; holding seminars intended to educate the firm's registered representatives and make them more knowledgeable about the annuity; providing a dedicated marketing coordinator; providing priority sales desk support; and providing expedited marketing compliance approval. We or PAD also may compensate third-party vendors, for services that such vendors render to broker-dealer firms. To the extent permitted by FINRA rules and other applicable laws and regulations, PAD may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation. These arrangements may not be offered to all firms and the terms of such arrangements may differ between firms.

The list below identifies three general types of payments that PAD pays which are broadly defined as follows:

..    Percentage Payments based upon "Assets under Management" or "AUM": This type of payment is a percentage payment that is based upon the total amount held in all Pruco Life products that were sold through the firm (or its affiliated broker/dealers).

..    Percentage Payments based upon sales: This type of payment is a percentage payment that is based upon the total amount of money received as purchase payments under Pruco Life annuity products sold through the firm (or its affiliated broker/dealers).

..    Fixed payments: These types of payments are made directly to or in sponsorship of the firm (or its affiliated broker/dealers). Examples of arrangements under which such payments may be made currently include, but are not limited to: sponsorships, conferences (national, regional and top producer), speaker fees, promotional items, and reimbursements to firms for marketing activities or services paid by the firms and/or their individual representatives. The amount of these payments varies widely because some payments may encompass only a single event, such as a conference, and others have a much broader scope. In addition, we may make payments upon the initiation of a relationship for systems, operational and other support.

The list in the prospectus includes the names of the firms (or their affiliated broker/dealers) that we are aware (as of December 31, 2009) received payment with respect to annuity business during 2009 (or as to which a payment amount was accrued during 2009). The firms listed include payments in connection with products issued by Pruco Life Insurance Company and Pruco Life Insurance Company of New Jersey. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the contract. During 2009, the least amount paid, and greatest amount paid, were $55 and $2,282,252, respectively.


                     ALLOCATION OF INITIAL PURCHASE PAYMENT

As discussed in the prospectus, we generally will credit the initial purchase payment to your Annuity within two Valuation Days from the day on which we receive your payment in good order at the Prudential Annuity Service Center. However, we may employ a different procedure than this if your Annuity purchase is in the form of several amounts originating from different sources.

Specifically, if the first of such sums that we receive amounts to less than the minimum initial purchase payment, but you have indicated that other sums are forthcoming that, when aggregated, will equal or exceed the minimum, then with your consent we will hold such amount in our general account, without interest, for up to 90 days pending receipt of such additional sums and other required documentation. When we receive the minimum initial purchase payment and any other "good order" information that we need, we will thereafter allocate your purchase payment in the manner that you have specified.

                    DETERMINATION OF ACCUMULATION UNIT VALUES

The value for each accumulation unit is computed as of the end of each Valuation Day. On any given Valuation Day, the value of a Unit in each subaccount will be determined by multiplying the value of a Unit of that subaccount for the preceding Valuation Day by the net investment factor for that subaccount for the current Valuation Day. The net investment factor for any Valuation Day is determined by dividing the value of the assets of the subaccount for that day by the value of the assets of the subaccount for the preceding Valuation Day (ignoring, for this purpose, changes resulting from new purchase payments and withdrawals), and subtracting from the result the daily equivalent of the total annualized charge for the Annuity and any optional benefits (for which the charge is calculated as a percentage of Sub-account assets) for each day since the preceding Valuation Day. The daily equivalent of the annualized charge is calculated using the formula 1 - (1 - c) 1 / 365, where c is the total annualized charge. The value of the assets of a subaccount is determined by multiplying the number of shares of Advanced Series Trust (the "Trust") or other funds held by that subaccount by the net asset value of each share and adding the value of dividends declared by the Trust or other fund but not yet paid.

As we have indicated in the prospectus, the Annuity allows you to select or decline any of several benefit options that carries with it a specific asset-based charge. We maintain a unique unit value corresponding to each such annuity feature. Because this Annuity is new, we include no historical unit values here.

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2008

                                                                           SUBACCOUNTS
                                            ------------------------------------------------------------------------
                                                                                             Prudential   Prudential
                                             Prudential     Prudential                        Flexible   Conservative
                                            Money Market Diversified Bond Prudential Equity   Managed      Balanced
                                             Portfolio      Portfolio         Portfolio      Portfolio    Portfolio
                                            ------------ ---------------- ----------------- -----------  ------------
ASSETS
  Investment in the portfolios, at value... $382,008,621   $236,342,350     $ 197,062,596   $15,220,478  $23,485,485
                                            ------------   ------------     -------------   -----------  -----------
  Net Assets............................... $382,008,621   $236,342,350     $ 197,062,596   $15,220,478  $23,485,485
                                            ============   ============     =============   ===========  ===========

NET ASSETS, representing:
  Accumulation units....................... $382,008,621   $236,342,350     $ 197,062,596   $15,220,478  $23,485,485
                                            ------------   ------------     -------------   -----------  -----------
                                            $382,008,621   $236,342,350     $ 197,062,596   $15,220,478  $23,485,485
                                            ============   ============     =============   ===========  ===========

  Units outstanding........................  322,559,721    144,785,736       155,513,734    10,712,762   16,534,184
                                            ============   ============     =============   ===========  ===========

  Portfolio shares held....................   38,200,862     23,897,103        12,016,012     1,233,426    1,850,708
  Portfolio net asset value per share...... $      10.00   $       9.89     $       16.40   $     12.34  $     12.69
  Investment in portfolio shares, at
   cost.................................... $382,008,621   $263,382,353     $ 322,721,937   $21,369,409  $28,511,042

STATEMENT OF OPERATIONS
For the period ended December 31, 2008
                                                                           SUBACCOUNTS
                                            ------------------------------------------------------------------------
                                                                                             Prudential   Prudential
                                             Prudential     Prudential                        Flexible   Conservative
                                            Money Market Diversified Bond Prudential Equity   Managed      Balanced
                                             Portfolio      Portfolio         Portfolio      Portfolio    Portfolio
                                            ------------ ---------------- ----------------- -----------  ------------
INVESTMENT INCOME
  Dividend income.......................... $  8,548,463   $ 14,095,412     $   4,277,580   $   604,322  $ 1,073,635
                                            ------------   ------------     -------------   -----------  -----------

EXPENSES
  Charges to contract owners for
   assuming mortality risk and expense
   risk and for administration.............    5,020,384      3,846,776         4,295,772       282,090      428,629
                                            ------------   ------------     -------------   -----------  -----------

NET INVESTMENT INCOME (LOSS)...............    3,528,079     10,248,636           (18,192)      322,232      645,006
                                            ------------   ------------     -------------   -----------  -----------

NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS
  Capital gains distributions received.....            0      2,616,509        31,784,559     1,640,284            0
  Realized gain (loss) on shares
   redeemed................................            0     (3,853,132)       (8,429,522)     (628,445)    (395,249)
  Net change in unrealized gain (loss) on
   investments.............................            0    (22,348,785)     (159,270,881)   (7,212,496)  (7,881,839)
                                            ------------   ------------     -------------   -----------  -----------

NET GAIN (LOSS) ON
   INVESTMENTS.............................            0    (23,585,408)     (135,915,844)   (6,200,657)  (8,277,088)
                                            ------------   ------------     -------------   -----------  -----------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS.............................. $  3,528,079   $(13,336,772)    $(135,934,036)  $(5,878,425) $(7,632,082)
                                            ============   ============     =============   ===========  ===========

  The accompanying notes are an integral part of these financial statements.

                                      A1


                                                   SUBACCOUNTS (Continued)
----------------------------------------------------------------------------------------------------------------------------
                                Prudential                                                      Prudential
  Prudential   Prudential High   Natural                                         Prudential        Small       T. Rowe Price
    Value        Yield Bond     Resources    Prudential Stock    Prudential       Jennison    Capitalization   International
  Portfolio       Portfolio     Portfolio    Index Portfolio  Global Portfolio   Portfolio    Stock Portfolio Stock Portfolio
-------------  --------------- ------------  ---------------- ---------------- -------------  --------------- ---------------

$ 188,188,307   $ 95,746,814   $  8,744,720   $ 288,791,821     $ 65,031,218   $ 246,262,166   $ 51,677,383    $ 18,227,283
-------------   ------------   ------------   -------------     ------------   -------------   ------------    ------------
$ 188,188,307   $ 95,746,814   $  8,744,720   $ 288,791,821     $ 65,031,218   $ 246,262,166   $ 51,677,383    $ 18,227,283
=============   ============   ============   =============     ============   =============   ============    ============

$ 188,188,307   $ 95,746,814   $  8,744,720   $ 288,791,821     $ 65,031,218   $ 246,262,166   $ 51,677,383    $ 18,227,283
-------------   ------------   ------------   -------------     ------------   -------------   ------------    ------------
$ 188,188,307   $ 95,746,814   $  8,744,720   $ 288,791,821     $ 65,031,218   $ 246,262,166   $ 51,677,383    $ 18,227,283
=============   ============   ============   =============     ============   =============   ============    ============

  129,517,161     74,439,344      2,068,953     252,566,352       57,721,857     223,475,591     28,369,065      21,047,492
=============   ============   ============   =============     ============   =============   ============    ============

   17,328,573     26,522,663        368,976      12,688,569        4,975,610      16,763,932      4,127,587       2,212,049
$       10.86   $       3.61   $      23.70   $       22.76     $      13.07   $       14.69   $      12.52    $       8.24

$ 358,546,803   $163,522,693   $ 12,972,563   $ 410,842,323     $ 97,250,227   $ 372,914,395   $ 69,718,027    $ 29,207,232

                                                   SUBACCOUNTS (Continued)
----------------------------------------------------------------------------------------------------------------------------
                                Prudential                                                      Prudential
  Prudential   Prudential High   Natural                                         Prudential        Small       T. Rowe Price
    Value        Yield Bond     Resources    Prudential Stock    Prudential       Jennison    Capitalization   International
  Portfolio       Portfolio     Portfolio    Index Portfolio  Global Portfolio   Portfolio    Stock Portfolio Stock Portfolio
-------------  --------------- ------------  ---------------- ---------------- -------------  --------------- ---------------

$   5,546,590   $ 11,337,287   $    144,971   $   9,589,247     $  1,835,636   $   1,913,377   $    863,320    $    584,103
-------------   ------------   ------------   -------------     ------------   -------------   ------------    ------------

    4,353,319      1,855,315        255,657       6,303,418        1,499,885       5,328,682      1,041,534         431,405
-------------   ------------   ------------   -------------     ------------   -------------   ------------    ------------

    1,193,271      9,481,972       (110,686)      3,285,829          335,751      (3,415,305)      (178,214)        152,698
-------------   ------------   ------------   -------------     ------------   -------------   ------------    ------------

   63,567,195              0      2,440,806               0        6,196,544               0     11,523,983       1,127,922

  (12,900,836)   (12,950,213)     1,084,217      (5,971,171)        (512,538)    (10,301,753)       292,972         333,098

 (205,201,019)   (28,444,857)   (14,008,118)   (187,957,029)     (60,466,928)   (152,443,290)   (38,418,546)    (20,422,748)
-------------   ------------   ------------   -------------     ------------   -------------   ------------    ------------

 (154,534,660)   (41,395,070)   (10,483,095)   (193,928,200)     (54,782,922)   (162,745,043)   (26,601,591)    (18,961,728)
-------------   ------------   ------------   -------------     ------------   -------------   ------------    ------------

$(153,341,389)  $(31,913,098)  $(10,593,781)  $(190,642,371)    $(54,447,171)  $(166,160,348)  $(26,779,805)   $(18,809,030)
=============   ============   ============   =============     ============   =============   ============    ============

  The accompanying notes are an integral part of these financial statements.

                                      A2

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2008

                                                                            SUBACCOUNTS
                                            --------------------------------------------------------------------------


                                                                                                        Janus Aspen
                                                                                                         Large Cap
                                            T. Rowe Price  Premier VIT   Premier VIT                 Growth Portfolio -
                                            Equity Income OpCap Managed NACM Small Cap AIM V.I. Core   Institutional
                                              Portfolio     Portfolio     Portfolio     Equity Fund        Shares
                                            ------------- ------------- -------------- ------------- ------------------
ASSETS
  Investment in the portfolios, at value... $ 65,377,231  $ 76,067,647   $ 30,354,894  $ 95,029,922     $ 54,523,462
                                            ------------  ------------   ------------  ------------     ------------
  Net Assets............................... $ 65,377,231  $ 76,067,647   $ 30,354,894  $ 95,029,922     $ 54,523,462
                                            ============  ============   ============  ============     ============

NET ASSETS, representing:
  Accumulation units....................... $ 65,377,231  $ 76,067,647   $ 30,354,894  $ 95,029,922     $ 54,523,462
                                            ------------  ------------   ------------  ------------     ------------
                                            $ 65,377,231  $ 76,067,647   $ 30,354,894  $ 95,029,922     $ 54,523,462
                                            ============  ============   ============  ============     ============

  Units outstanding........................   43,430,575    62,795,104     20,849,116    72,675,351       51,811,776
                                            ============  ============   ============  ============     ============

  Portfolio shares held....................    4,559,082     3,109,879      2,263,601     4,811,642        3,448,669
  Portfolio net asset value per share...... $      14.34  $      24.46   $      13.41  $      19.75     $      15.81
  Investment in portfolio shares, at
   cost.................................... $ 89,287,143  $123,618,319   $ 60,250,966  $116,537,430     $ 90,482,158

STATEMENT OF OPERATIONS
For the period ended December 31, 2008
                                                                            SUBACCOUNTS
                                            --------------------------------------------------------------------------


                                                                                                        Janus Aspen
                                                                                                         Large Cap
                                            T. Rowe Price  Premier VIT   Premier VIT                 Growth Portfolio -
                                            Equity Income OpCap Managed NACM Small Cap AIM V.I. Core   Institutional
                                              Portfolio     Portfolio     Portfolio     Equity Fund        Shares
                                            ------------- ------------- -------------- ------------- ------------------
INVESTMENT INCOME
  Dividend income.......................... $  2,221,144  $  3,249,539   $          0  $  2,741,891     $    604,548
                                            ------------  ------------   ------------  ------------     ------------

EXPENSES
  Charges to contract owners for
   assuming mortality risk and expense
   risk and for administration.............    1,349,540     1,440,319        670,349     1,880,400        1,158,757
                                            ------------  ------------   ------------  ------------     ------------

NET INVESTMENT INCOME (LOSS)...............      871,604     1,809,220       (670,349)      861,491         (554,209)
                                            ------------  ------------   ------------  ------------     ------------

NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS
  Capital gains distributions received.....    3,108,896     9,078,246     11,166,193             0                0
  Realized gain (loss) on shares
   redeemed................................     (276,582)   (6,420,432)    (2,479,931)    1,467,220       (3,211,154)
  Net change in unrealized gain (loss) on
   investments.............................  (45,740,983)  (40,414,836)   (32,156,183)  (48,699,488)     (36,429,883)
                                            ------------  ------------   ------------  ------------     ------------

NET GAIN (LOSS) ON
   INVESTMENTS.............................  (42,908,669)  (37,757,022)   (23,469,921)  (47,232,268)     (39,641,037)
                                            ------------  ------------   ------------  ------------     ------------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS.............................. $(42,037,065) $(35,947,802)  $(24,140,270) $(46,370,777)    $(40,195,246)
                                            ============  ============   ============  ============     ============

  The accompanying notes are an integral part of these financial statements.

                                      A3

                                                 SUBACCOUNTS (Continued)
------------------------------------------------------------------------------------------------------------------------
                                                                             Franklin
                                                                            Templeton
   Janus Aspen                                                                Small-
  International       MFS VIT       MFS VIT    Credit Suisse                 Mid Cap                        Prudential
Growth Portfolio - Research Bond    Growth     Trust Global    American       Growth       Prudential      Diversified
  Institutional      Series -      Series -      Small Cap    Century VP    Securities   Jennison 20/20    Conservative
      Shares       Initial Class Initial Class   Portfolio    Value Fund       Fund      Focus Portfolio Growth Portfolio
------------------ ------------- ------------- ------------- ------------  ------------  --------------- ----------------

  $  99,657,272    $ 17,309,884  $ 49,105,535   $ 8,186,784  $ 25,826,087  $ 19,938,623   $ 40,439,623     $ 79,507,764
  -------------    ------------  ------------   -----------  ------------  ------------   ------------     ------------
  $  99,657,272    $ 17,309,884  $ 49,105,535   $ 8,186,784  $ 25,826,087  $ 19,938,623   $ 40,439,623     $ 79,507,764
  =============    ============  ============   ===========  ============  ============   ============     ============

  $  99,657,272    $ 17,309,884  $ 49,105,535   $ 8,186,784  $ 25,826,087  $ 19,938,623   $ 40,439,623     $ 79,507,764
  -------------    ------------  ------------   -----------  ------------  ------------   ------------     ------------
  $  99,657,272    $ 17,309,884  $ 49,105,535   $ 8,186,784  $ 25,826,087  $ 19,938,623   $ 40,439,623     $ 79,507,764
  =============    ============  ============   ===========  ============  ============   ============     ============

     48,523,083      15,464,104    45,316,173    11,498,400    17,239,718    19,231,726     38,183,159       69,129,150
  =============    ============  ============   ===========  ============  ============   ============     ============

      3,762,071       1,341,851     3,143,760     1,112,335     5,518,395     1,696,904      4,405,188        9,556,222
  $       26.49    $      12.90  $      15.62   $      7.36  $       4.68  $      11.75   $       9.18     $       8.32

  $ 113,657,939    $ 22,902,536  $ 72,384,134   $15,021,100  $ 37,585,359  $ 37,443,403   $ 54,313,258     $ 98,735,614

                                                 SUBACCOUNTS (Continued)
------------------------------------------------------------------------------------------------------------------------
                                                                             Franklin
                                                                            Templeton
   Janus Aspen                                                                Small-
  International       MFS VIT       MFS VIT    Credit Suisse                 Mid Cap                        Prudential
Growth Portfolio - Research Bond    Growth     Trust Global    American       Growth       Prudential      Diversified
  Institutional      Series -      Series -      Small Cap    Century VP    Securities   Jennison 20/20    Conservative
      Shares       Initial Class Initial Class   Portfolio    Value Fund       Fund      Focus Portfolio Growth Portfolio
------------------ ------------- ------------- ------------- ------------  ------------  --------------- ----------------

  $   2,206,282    $    138,492  $    172,365   $   234,503  $    894,625  $          0   $    349,828     $  4,030,825
  -------------    ------------  ------------   -----------  ------------  ------------   ------------     ------------

      2,579,672         356,073     1,038,820       186,545       488,050       435,424        872,968        1,442,127
  -------------    ------------  ------------   -----------  ------------  ------------   ------------     ------------

       (373,390)       (217,581)     (866,455)       47,958       406,575      (435,424)      (523,140)       2,588,698
  -------------    ------------  ------------   -----------  ------------  ------------   ------------     ------------

     28,905,193               0             0             0     4,749,564     3,908,377      3,837,425        7,545,979

     16,535,163         (18,307)   (1,293,019)     (403,644)   (1,360,665)   (1,465,360)       806,947         (756,655)

   (164,497,728)    (10,814,995)  (30,794,674)   (7,410,749)  (14,806,759)  (18,328,557)   (33,003,666)     (34,732,184)
  -------------    ------------  ------------   -----------  ------------  ------------   ------------     ------------

   (119,057,372)    (10,833,302)  (32,087,693)   (7,814,393)  (11,417,860)  (15,885,540)   (28,359,294)     (27,942,860)
  -------------    ------------  ------------   -----------  ------------  ------------   ------------     ------------

  $(119,430,762)   $(11,050,883) $(32,954,148)  $(7,766,435) $(11,011,285) $(16,320,964)  $(28,882,434)    $(25,354,162)
  =============    ============  ============   ===========  ============  ============   ============     ============

  The accompanying notes are an integral part of these financial statements.

                                      A4

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2008

                                                                            SUBACCOUNTS
                                            ---------------------------------------------------------------------------
                                                                             Prudential SP                 Prudential SP
                                                          AllianceBernstein   T.Rowe Price   Prudential SP   Small Cap
                                             Davis Value      Large Cap        Large-Cap      Davis Value      Value
                                              Portfolio   Growth Portfolio  Growth Portfolio   Portfolio     Portfolio
                                            ------------  ----------------- ---------------- ------------- -------------
ASSETS
  Investment in the portfolios, at value... $ 29,757,826     $ 4,273,430      $         0    $115,972,689  $103,258,676
                                            ------------     -----------      -----------    ------------  ------------
  Net Assets............................... $ 29,757,826     $ 4,273,430      $         0    $115,972,689  $103,258,676
                                            ============     ===========      ===========    ============  ============

NET ASSETS, representing:
  Accumulation units....................... $ 29,757,826     $ 4,273,430      $         0    $115,972,689  $103,258,676
                                            ------------     -----------      -----------    ------------  ------------
                                            $ 29,757,826     $ 4,273,430      $         0    $115,972,689  $103,258,676
                                            ============     ===========      ===========    ============  ============

  Units outstanding........................   39,031,611      10,045,059                0     126,902,093    94,789,632
                                            ============     ===========      ===========    ============  ============

  Portfolio shares held....................    3,602,642         237,018                0      17,257,841    13,586,668
  Portfolio net asset value per share...... $       8.26     $     18.03      $      0.00    $       6.72  $       7.60
  Investment in portfolio shares, at
   cost.................................... $ 38,882,690     $ 5,939,096      $         0    $166,278,897  $166,045,120

STATEMENT OF OPERATIONS
For the period ended December 31, 2008
                                                                            SUBACCOUNTS
                                            ---------------------------------------------------------------------------
                                                                             Prudential SP                 Prudential SP
                                                          AllianceBernstein   T.Rowe Price   Prudential SP   Small Cap
                                             Davis Value      Large Cap        Large-Cap      Davis Value      Value
                                              Portfolio   Growth Portfolio  Growth Portfolio   Portfolio     Portfolio
                                            ------------  ----------------- ---------------- ------------- -------------
INVESTMENT INCOME
  Dividend income.......................... $    439,769     $         0      $         0    $  2,607,985  $  1,617,729
                                            ------------     -----------      -----------    ------------  ------------

EXPENSES
  Charges to contract owners for
   assuming mortality risk and expense
   risk and for administration.............      662,052          89,355          279,079       2,886,413     2,337,668
                                            ------------     -----------      -----------    ------------  ------------

NET INVESTMENT INCOME (LOSS)...............     (222,283)        (89,355)        (279,079)       (278,428)     (719,939)
                                            ------------     -----------      -----------    ------------  ------------

NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS
  Capital gains distributions received.....      798,974               0                0      11,108,373    15,483,922
  Realized gain (loss) on shares
   redeemed................................    1,282,630         (52,337)       6,327,720        (334,933)   (7,264,643)
  Net change in unrealized gain (loss) on
   investments.............................  (24,753,355)     (3,017,145)      (8,848,963)    (95,976,933)  (58,840,779)
                                            ------------     -----------      -----------    ------------  ------------

NET GAIN (LOSS) ON
   INVESTMENTS.............................  (22,671,751)     (3,069,482)      (2,521,243)    (85,203,493)  (50,621,500)
                                            ------------     -----------      -----------    ------------  ------------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS.............................. $(22,894,034)    $(3,158,837)     $(2,800,322)   $(85,481,921) $(51,341,439)
                                            ============     ===========      ===========    ============  ============

  The accompanying notes are an integral part of these financial statements.

                                      A5

                                                      SUBACCOUNTS (Continued)
------------------------------------------------------------------------------------------------------------------
                                   Prudential SP    Janus Aspen    Prudential SP                   Prudential SP
 Prudential SP    Prudential SP     PIMCO High       Large Cap       Large Cap    Prudential SP      Strategic
   Small Cap       PIMCO Total         Yield      Growth Portfolio     Value         AIM Core     Partners Focused
Growth Portfolio Return Portfolio    Portfolio    - Service Shares   Portfolio   Equity Portfolio Growth Portfolio
---------------- ---------------- --------------- ---------------- ------------- ---------------- ----------------
  $         0      $366,114,540    $101,734,889     $12,589,474    $          0    $         0      $ 15,423,312
  -----------      ------------    ------------     -----------    ------------    -----------      ------------
  $         0      $366,114,540    $101,734,889     $12,589,474    $          0    $         0      $ 15,423,312
  ===========      ============    ============     ===========    ============    ===========      ============

  $         0      $366,114,540    $101,734,889     $12,589,474    $          0    $         0      $ 15,423,312
  -----------      ------------    ------------     -----------    ------------    -----------      ------------
  $         0      $366,114,540    $101,734,889     $12,589,474    $          0    $         0      $ 15,423,312
  ===========      ============    ============     ===========    ============    ===========      ============

            0       291,242,873      95,716,729      18,115,495               0              0        20,787,394
  ===========      ============    ============     ===========    ============    ===========      ============

            0        33,102,580      15,184,312         807,535               0              0         3,226,634
  $      0.00      $      11.06    $       6.70     $     15.59    $       0.00    $      0.00      $       4.78

  $         0      $375,051,044    $151,501,790     $16,140,422    $          0    $         0      $ 22,344,273

                                                      SUBACCOUNTS (Continued)
------------------------------------------------------------------------------------------------------------------
                                                    Janus Aspen    Prudential SP                   Prudential SP
 Prudential SP    Prudential SP    Prudential SP     Large Cap       Large Cap    Prudential SP      Strategic
   Small Cap       PIMCO Total      PIMCO High    Growth Portfolio     Value         AIM Core     Partners Focused
Growth Portfolio Return Portfolio Yield Portfolio - Service Shares   Portfolio   Equity Portfolio Growth Portfolio
---------------- ---------------- --------------- ---------------- ------------- ---------------- ----------------
  $         0      $ 21,193,558    $ 11,510,782     $   110,229    $          0    $         0      $          0
  -----------      ------------    ------------     -----------    ------------    -----------      ------------


      184,345         6,612,219       2,311,336         309,605         390,204        140,123           374,964
  -----------      ------------    ------------     -----------    ------------    -----------      ------------

     (184,345)       14,581,339       9,199,446        (199,376)       (390,204)      (140,123)         (374,964)
  -----------      ------------    ------------     -----------    ------------    -----------      ------------

            0                 0         151,308               0               0              0         1,776,051

    4,147,642        (1,373,771)     (6,109,135)         89,464       7,897,675      5,286,444          (240,321)

   (5,734,953)      (23,236,258)    (43,336,774)     (9,205,278)    (10,838,051)    (5,604,938)      (12,021,009)
  -----------      ------------    ------------     -----------    ------------    -----------      ------------

   (1,587,311)      (24,610,029)    (49,294,601)     (9,115,814)     (2,940,376)      (318,494)      (10,485,279)
  -----------      ------------    ------------     -----------    ------------    -----------      ------------

  $(1,771,656)     $(10,028,690)   $(40,095,155)    $(9,315,190)   $ (3,330,580)   $  (458,617)     $(10,860,243)
  ===========      ============    ============     ===========    ============    ===========      ============

----------------

 Prudential SP
    Mid Cap
Growth Portfolio
----------------
  $ 47,008,622
  ------------
  $ 47,008,622
  ============

  $ 47,008,622
  ------------
  $ 47,008,622
  ============

    68,431,460
  ============

    13,705,138
  $       3.43

  $ 82,808,144


----------------

 Prudential SP
    Mid Cap
Growth Portfolio
----------------
  $          0
  ------------


     1,195,821
  ------------

    (1,195,821)
  ------------

    17,581,821

    (2,421,219)

   (53,225,166)
  ------------

   (38,064,564)
  ------------

  $(39,260,385)
  ============

  The accompanying notes are an integral part of these financial statements.

                                      A6

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2008

                                                                              SUBACCOUNTS
                                            ------------------------------------------------------------------------------
                                                          Prudential SP
                                            SP Prudential Conservative   Prudential SP  Prudential SP     Prudential SP
                                            U.S. Emerging     Asset      Balanced Asset Growth Asset        Aggressive
                                               Growth      Allocation      Allocation    Allocation        Growth Asset
                                              Portfolio     Portfolio      Portfolio      Portfolio    Allocation Portfolio
                                            ------------- -------------  -------------- -------------  --------------------
ASSETS
  Investment in the portfolios, at value... $ 77,729,420  $ 389,809,586  $ 744,530,144  $ 576,128,269      $ 71,930,043
                                            ------------  -------------  -------------  -------------      ------------
  Net Assets............................... $ 77,729,420  $ 389,809,586  $ 744,530,144  $ 576,128,269      $ 71,930,043
                                            ============  =============  =============  =============      ============

NET ASSETS, representing:
  Accumulation units....................... $ 77,729,420  $ 389,809,586  $ 744,530,144  $ 576,128,269      $ 71,930,043
                                            ------------  -------------  -------------  -------------      ------------
                                            $ 77,729,420  $ 389,809,586  $ 744,530,144  $ 576,128,269      $ 71,930,043
                                            ============  =============  =============  =============      ============

  Units outstanding........................   71,243,044    284,454,963    545,598,303    410,508,785        73,262,450
                                            ============  =============  =============  =============      ============

  Portfolio shares held....................   16,971,489     43,848,097     95,208,458     87,292,162        12,913,832
  Portfolio net asset value per share...... $       4.58  $        8.89  $        7.82  $        6.60      $       5.57
  Investment in portfolio shares, at
   cost.................................... $118,411,003  $ 466,301,827  $ 960,676,441  $ 817,703,246      $107,742,606

STATEMENT OF OPERATIONS
For the period ended December 31, 2008
                                                                              SUBACCOUNTS
                                            ------------------------------------------------------------------------------
                                                          Prudential SP
                                            SP Prudential Conservative   Prudential SP  Prudential SP     Prudential SP
                                            U.S. Emerging     Asset      Balanced Asset Growth Asset        Aggressive
                                               Growth      Allocation      Allocation    Allocation        Growth Asset
                                              Portfolio     Portfolio      Portfolio      Portfolio    Allocation Portfolio
                                            ------------- -------------  -------------- -------------  --------------------
INVESTMENT INCOME
  Dividend income.......................... $    352,807  $  15,546,058  $  25,078,976  $  14,363,738      $  1,212,050
                                            ------------  -------------  -------------  -------------      ------------

EXPENSES
  Charges to contract owners for
   assuming mortality risk and expense
   risk and for administration.............    1,872,813      8,588,637     18,191,071     15,474,502         1,870,849
                                            ------------  -------------  -------------  -------------      ------------

NET INVESTMENT INCOME (LOSS)...............   (1,520,006)     6,957,421      6,887,905     (1,110,764)         (658,799)
                                            ------------  -------------  -------------  -------------      ------------

NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS
  Capital gains distributions received.....   19,702,609     25,820,952     76,023,305     84,135,302        12,023,550
  Realized gain (loss) on shares
   redeemed................................   (1,886,531)    (2,342,526)    (5,314,509)    (4,543,113)           27,781
  Net change in unrealized gain (loss) on
   investments.............................  (66,598,860)  (147,590,517)  (421,950,834)  (452,356,420)      (70,283,856)
                                            ------------  -------------  -------------  -------------      ------------

NET GAIN (LOSS) ON
   INVESTMENTS.............................  (48,782,782)  (124,112,091)  (351,242,038)  (372,764,231)      (58,232,525)
                                            ------------  -------------  -------------  -------------      ------------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS.............................. $(50,302,788) $(117,154,670) $(344,354,133) $(373,874,995)     $(58,891,324)
                                            ============  =============  =============  =============      ============

  The accompanying notes are an integral part of these financial statements.

                                      A7

                                              SUBACCOUNTS (Continued)
------------------------------------------------------------------------------------------------------------------

                                 Evergreen VA
 Prudential SP    Prudential SP  Diversified                             Evergreen VA  Evergreen VA   Evergreen VA
 International    International    Capital    Evergreen VA Evergreen VA Special Values International  Fundamental
Growth Portfolio Value Portfolio Builder Fund Growth Fund   Omega Fund       Fund       Equity Fund  Large Cap Fund
---------------- --------------- ------------ ------------ ------------ -------------- ------------- --------------

  $ 48,942,829    $ 50,078,115    $ 642,387    $  710,357   $1,685,479   $ 1,985,839    $1,115,339    $ 2,292,850
  ------------    ------------    ---------    ----------   ----------   -----------    ----------    -----------
  $ 48,942,829    $ 50,078,115    $ 642,387    $  710,357   $1,685,479   $ 1,985,839    $1,115,339    $ 2,292,850
  ============    ============    =========    ==========   ==========   ===========    ==========    ===========

  $ 48,942,829    $ 50,078,115    $ 642,387    $  710,357   $1,685,479   $ 1,985,839    $1,115,339    $ 2,292,850
  ------------    ------------    ---------    ----------   ----------   -----------    ----------    -----------
  $ 48,942,829    $ 50,078,115    $ 642,387    $  710,357   $1,685,479   $ 1,985,839    $1,115,339    $ 2,292,850
  ============    ============    =========    ==========   ==========   ===========    ==========    ===========

    54,357,708      46,483,565      873,923       653,130    1,435,894     1,686,963       101,559        245,567
  ============    ============    =========    ==========   ==========   ===========    ==========    ===========

    14,186,327      10,116,791       76,112        86,104      116,804       216,322       116,060        180,256
  $       3.45    $       4.95    $    8.44    $     8.25   $    14.43   $      9.18    $     9.61    $     12.72

  $ 94,512,893    $ 88,319,615    $ 999,414    $1,060,436   $1,711,304   $ 3,118,202    $1,550,610    $ 2,897,213

                                              SUBACCOUNTS (Continued)
------------------------------------------------------------------------------------------------------------------

                                 Evergreen VA
 Prudential SP    Prudential SP  Diversified                             Evergreen VA  Evergreen VA   Evergreen VA
 International    International    Capital    Evergreen VA Evergreen VA Special Values International  Fundamental
Growth Portfolio Value Portfolio Builder Fund Growth Fund   Omega Fund       Fund       Equity Fund  Large Cap Fund
---------------- --------------- ------------ ------------ ------------ -------------- ------------- --------------

  $  1,365,038    $  2,253,961    $       0    $      304   $        0   $    32,726    $        0    $    45,990
  ------------    ------------    ---------    ----------   ----------   -----------    ----------    -----------

     1,330,738       1,327,788       18,374        18,398       39,298        56,598        30,312         55,676
  ------------    ------------    ---------    ----------   ----------   -----------    ----------    -----------

        34,300         926,173      (18,374)      (18,094)     (39,298)      (23,872)      (30,312)        (9,686)
  ------------    ------------    ---------    ----------   ----------   -----------    ----------    -----------

    16,605,937      13,067,129            0             0            0             0        51,280              0

    (4,083,619)     (4,093,454)     (12,866)      (56,739)      53,579      (350,483)      (59,569)       (60,923)

   (66,896,536)    (55,995,996)    (541,866)     (499,792)    (762,410)     (707,876)     (914,639)    (1,268,492)
  ------------    ------------    ---------    ----------   ----------   -----------    ----------    -----------

   (54,374,218)    (47,022,321)    (554,732)     (556,531)    (708,831)   (1,058,359)     (922,928)    (1,329,415)
  ------------    ------------    ---------    ----------   ----------   -----------    ----------    -----------

  $(54,339,918)   $(46,096,148)   $(573,106)   $ (574,625)  $ (748,129)  $(1,082,231)   $ (953,240)   $(1,339,101)
  ============    ============    =========    ==========   ==========   ===========    ==========    ===========

  The accompanying notes are an integral part of these financial statements.

                                      A8

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2008

                                                                             SUBACCOUNTS
                                            -----------------------------------------------------------------------------
                                                   AST         AST American    AST Schroders
                                            AllianceBernstein Century Income Multi Asset World  AST Cohen &     AST UBS
                                             Growth & Income     & Growth       Strategies     Steers Realty Dynamic Alpha
                                                Portfolio       Portfolio        Portfolio       Portfolio     Portfolio
                                            ----------------- -------------- ----------------- ------------- -------------
ASSETS
  Investment in the portfolios, at value...    $ 8,746,500     $ 6,322,376     $ 24,552,549     $10,254,926  $113,204,204
                                               -----------     -----------     ------------     -----------  ------------
  Net Assets...............................    $ 8,746,500     $ 6,322,376     $ 24,552,549     $10,254,926  $113,204,204
                                               ===========     ===========     ============     ===========  ============

NET ASSETS, representing:
  Accumulation units.......................    $ 8,746,500     $ 6,322,376     $ 24,552,549     $10,254,926  $113,204,204
                                               -----------     -----------     ------------     -----------  ------------
                                               $ 8,746,500     $ 6,322,376     $ 24,552,549     $10,254,926  $113,204,204
                                               ===========     ===========     ============     ===========  ============

  Units outstanding........................      1,267,865         873,129        3,113,982       1,379,876    12,706,973
                                               ===========     ===========     ============     ===========  ============

  Portfolio shares held....................        703,095         641,866        2,533,803       2,720,140    10,423,960
  Portfolio net asset value per share......    $     12.44     $      9.85     $       9.69     $      3.77  $      10.86
  Investment in portfolio shares, at
   cost....................................    $14,665,750     $ 8,911,451     $ 30,395,781     $27,049,729  $129,900,443

STATEMENT OF OPERATIONS
For the period ended December 31, 2008
                                                                             SUBACCOUNTS
                                            -----------------------------------------------------------------------------
                                                   AST         AST American    AST Schroders
                                            AllianceBernstein Century Income Multi Asset World  AST Cohen &     AST UBS
                                             Growth & Income     & Growth       Strategies     Steers Realty Dynamic Alpha
                                                Portfolio       Portfolio        Portfolio       Portfolio     Portfolio
                                            ----------------- -------------- ----------------- ------------- -------------
INVESTMENT INCOME
  Dividend income..........................    $   186,488     $   154,910     $    485,747     $   736,374  $    289,708
                                               -----------     -----------     ------------     -----------  ------------

EXPENSES
  Charges to contract owners for
   assuming mortality risk and expense
   risk and for administration.............        190,024         118,125          486,063         248,832     1,746,484
                                               -----------     -----------     ------------     -----------  ------------

NET INVESTMENT INCOME (LOSS)...............         (3,536)         36,785             (316)        487,542    (1,456,776)
                                               -----------     -----------     ------------     -----------  ------------

NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS
  Capital gains distributions received.....      1,233,498               0        2,476,154       8,415,317     3,983,994
  Realized gain (loss) on shares
   redeemed................................     (1,225,156)       (529,470)      (7,064,954)     (5,328,734)  (14,615,131)
  Net change in unrealized gain (loss) on
   investments.............................     (6,144,410)     (2,684,843)      (5,451,107)     (9,923,500)  (15,876,715)
                                               -----------     -----------     ------------     -----------  ------------

NET GAIN (LOSS) ON
   INVESTMENTS.............................     (6,136,068)     (3,214,313)     (10,039,907)     (6,836,917)  (26,507,852)
                                               -----------     -----------     ------------     -----------  ------------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS..............................    $(6,139,604)    $(3,177,528)    $(10,040,223)    $(6,349,375) $(27,964,628)
                                               ===========     ===========     ============     ===========  ============

  The accompanying notes are an integral part of these financial statements.

                                      A9

                                                     SUBACCOUNTS (Continued)
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   AST Goldman
   AST DeAM      AST Neuberger      AST DeAM                     AST Federated                                        Sachs
   Large-Cap    Berman Small-Cap    Small-Cap    AST High Yield    Aggressive      AST Mid-Cap    AST Small-Cap    Concentrated
Value Portfolio Growth Portfolio Value Portfolio   Portfolio    Growth Portfolio Value Portfolio Value Portfolio Growth Portfolio
--------------- ---------------- --------------- -------------- ---------------- --------------- --------------- ----------------
  $ 8,361,234     $ 3,314,109      $         0    $ 6,054,336     $ 5,079,885      $ 3,559,445     $11,281,078     $ 8,050,512
  -----------     -----------      -----------    -----------     -----------      -----------     -----------     -----------
  $ 8,361,234     $ 3,314,109      $         0    $ 6,054,336     $ 5,079,885      $ 3,559,445     $11,281,078     $ 8,050,512
  ===========     ===========      ===========    ===========     ===========      ===========     ===========     ===========

  $ 8,361,234     $ 3,314,109      $         0    $ 6,054,336     $ 5,079,885      $ 3,559,445     $11,281,078     $ 8,050,512
  -----------     -----------      -----------    -----------     -----------      -----------     -----------     -----------
  $ 8,361,234     $ 3,314,109      $         0    $ 6,054,336     $ 5,079,885      $ 3,559,445     $11,281,078     $ 8,050,512
  ===========     ===========      ===========    ===========     ===========      ===========     ===========     ===========

    1,121,066         486,560                0        769,468         740,521          519,110       1,506,188       1,115,251
  ===========     ===========      ===========    ===========     ===========      ===========     ===========     ===========

    1,259,222         538,005                0      1,142,327         962,099          499,922       1,301,162         484,387
  $      6.64     $      6.16      $      0.00    $      5.30     $      5.28      $      7.12     $      8.67     $     16.62

  $15,182,307     $ 4,836,621      $         0    $ 8,786,356     $ 9,705,822      $ 5,698,481     $17,780,144     $11,338,716

                                                     SUBACCOUNTS (Continued)
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   AST Goldman
   AST DeAM      AST Neuberger      AST DeAM                     AST Federated                                        Sachs
   Large-Cap    Berman Small-Cap    Small-Cap    AST High Yield    Aggressive      AST Mid-Cap    AST Small-Cap    Concentrated
Value Portfolio Growth Portfolio Value Portfolio   Portfolio    Growth Portfolio Value Portfolio Value Portfolio Growth Portfolio
--------------- ---------------- --------------- -------------- ---------------- --------------- --------------- ----------------
  $   308,098     $         0      $   105,534    $   703,066     $         0      $    51,460     $   139,275     $    13,962
  -----------     -----------      -----------    -----------     -----------      -----------     -----------     -----------


      214,939          73,877           42,210        128,650         126,885           81,088         199,293         160,901
  -----------     -----------      -----------    -----------     -----------      -----------     -----------     -----------

       93,159         (73,877)          63,324        574,416        (126,885)         (29,628)        (60,018)       (146,939)
  -----------     -----------      -----------    -----------     -----------      -----------     -----------     -----------

    1,947,130               0                0              0       1,623,006          210,089       1,338,976               0

   (2,138,116)       (204,516)      (2,036,468)      (642,248)     (1,245,181)        (467,887)     (1,448,775)       (774,895)

   (5,916,354)     (2,181,176)       1,554,319     (2,233,736)     (4,832,683)      (2,030,142)     (4,862,121)     (4,201,937)
  -----------     -----------      -----------    -----------     -----------      -----------     -----------     -----------

   (6,107,340)     (2,385,692)        (482,149)    (2,875,984)     (4,454,858)      (2,287,940)     (4,971,920)     (4,976,832)
  -----------     -----------      -----------    -----------     -----------      -----------     -----------     -----------

  $(6,014,181)    $(2,459,569)     $  (418,825)   $(2,301,568)    $(4,581,743)     $(2,317,568)    $(5,031,938)    $(5,123,771)
  ===========     ===========      ===========    ===========     ===========      ===========     ===========     ===========

  The accompanying notes are an integral part of these financial statements.

                                      A10

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2008

                                                                            SUBACCOUNTS
                                            ---------------------------------------------------------------------------

                                              AST Goldman                    AST Lord Abbett  AST Marsico     AST MFS
                                             Sachs Mid-Cap    AST Large-Cap  Bond-Debenture  Capital Growth   Growth
                                            Growth Portfolio Value Portfolio    Portfolio      Portfolio     Portfolio
                                            ---------------- --------------- --------------- -------------- -----------
ASSETS
  Investment in the portfolios, at value...   $ 6,917,484     $ 48,881,573     $ 9,950,724    $ 33,179,056  $ 5,321,970
                                              -----------     ------------     -----------    ------------  -----------
  Net Assets...............................   $ 6,917,484     $ 48,881,573     $ 9,950,724    $ 33,179,056  $ 5,321,970
                                              ===========     ============     ===========    ============  ===========

NET ASSETS, representing:
  Accumulation units.......................   $ 6,917,484     $ 48,881,573     $ 9,950,724    $ 33,179,056  $ 5,321,970
                                              -----------     ------------     -----------    ------------  -----------
                                              $ 6,917,484     $ 48,881,573     $ 9,950,724    $ 33,179,056  $ 5,321,970
                                              ===========     ============     ===========    ============  ===========

  Units outstanding........................       953,416        7,349,270       1,182,593       4,707,895      674,179
                                              ===========     ============     ===========    ============  ===========

  Portfolio shares held....................     2,393,593        4,764,286       1,256,405       2,622,850      773,542
  Portfolio net asset value per share......   $      2.89     $      10.26     $      7.92    $      12.65  $      6.88
  Investment in portfolio shares, at
   cost....................................   $11,555,674     $ 84,342,622     $13,789,879    $ 53,719,793  $ 7,079,442

STATEMENT OF OPERATIONS
For the period ended December 31, 2008
                                                                            SUBACCOUNTS
                                            ---------------------------------------------------------------------------

                                              AST Goldman                    AST Lord Abbett  AST Marsico     AST MFS
                                             Sachs Mid-Cap    AST Large-Cap  Bond-Debenture  Capital Growth   Growth
                                            Growth Portfolio Value Portfolio    Portfolio      Portfolio     Portfolio
                                            ---------------- --------------- --------------- -------------- -----------
INVESTMENT INCOME
  Dividend income..........................   $         0     $  1,120,443     $ 1,105,300    $    211,681  $    17,211
                                              -----------     ------------     -----------    ------------  -----------

EXPENSES
  Charges to contract owners for
   assuming mortality risk and expense
   risk and for administration.............       158,851          789,735         218,611         688,241      110,775
                                              -----------     ------------     -----------    ------------  -----------

NET INVESTMENT INCOME (LOSS)...............      (158,851)         330,708         886,689        (476,560)     (93,564)
                                              -----------     ------------     -----------    ------------  -----------

NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS
  Capital gains distributions received.....     1,953,917        4,163,790         470,060       2,238,894            0
  Realized gain (loss) on shares
   redeemed................................      (778,082)      (3,893,896)     (1,033,795)     (2,202,573)    (343,949)
  Net change in unrealized gain (loss) on
   investments.............................    (5,977,164)     (35,722,633)     (3,815,319)    (25,153,768)  (2,627,646)
                                              -----------     ------------     -----------    ------------  -----------

NET GAIN (LOSS) ON
   INVESTMENTS.............................    (4,801,329)     (35,452,739)     (4,379,054)    (25,117,447)  (2,971,595)
                                              -----------     ------------     -----------    ------------  -----------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS..............................   $(4,960,180)    $(35,122,031)    $(3,492,365)   $(25,594,007) $(3,065,159)
                                              ===========     ============     ===========    ============  ===========

  The accompanying notes are an integral part of these financial statements.

                                      A11

                                                    SUBACCOUNTS (Continued)
------------------------------------------------------------------------------------------------------------------------------
                 AST Neuberger                         AST                                        AST T. Rowe
 AST Neuberger    Berman/LSV      AST PIMCO     AllianceBernstein              AST T. Rowe Price  Price Asset      AST MFS
 Berman Mid-Cap  Mid-Cap Value Limited Maturity    Core Value      AST QMA US  Natural Resources  Allocation        Global
Growth Portfolio   Portfolio    Bond Portfolio      Portfolio     Equity Alpha     Portfolio       Portfolio   Equity Portfolio
---------------- ------------- ---------------- ----------------- ------------ ----------------- ------------  ----------------
  $11,182,278     $10,553,439    $29,608,240       $ 5,074,661    $ 5,014,351    $ 50,317,685    $135,698,571    $ 7,770,678
  -----------     -----------    -----------       -----------    -----------    ------------    ------------    -----------
  $11,182,278     $10,553,439    $29,608,240       $ 5,074,661    $ 5,014,351    $ 50,317,685    $135,698,571    $ 7,770,678
  ===========     ===========    ===========       ===========    ===========    ============    ============    ===========

  $11,182,278     $10,553,439    $29,608,240       $ 5,074,661    $ 5,014,351    $ 50,317,685    $135,698,571    $ 7,770,678
  -----------     -----------    -----------       -----------    -----------    ------------    ------------    -----------
  $11,182,278     $10,553,439    $29,608,240       $ 5,074,661    $ 5,014,351    $ 50,317,685    $135,698,571    $ 7,770,678
  ===========     ===========    ===========       ===========    ===========    ============    ============    ===========

    1,397,540       1,605,754      2,766,545           797,592        753,558       6,046,079      16,314,150        923,613
  ===========     ===========    ===========       ===========    ===========    ============    ============    ===========

      874,299       1,171,303      2,728,870           805,502        609,277       2,801,653      10,643,025      1,100,663
  $     12.79     $      9.01    $     10.85       $      6.30    $      8.23    $      17.96    $      12.75    $      7.06

  $16,370,816     $20,729,112    $30,363,741       $ 9,681,165    $ 7,867,378    $ 88,788,296    $166,190,792    $13,570,033

                                                    SUBACCOUNTS (Continued)
------------------------------------------------------------------------------------------------------------------------------
                 AST Neuberger                         AST                                        AST T. Rowe
 AST Neuberger    Berman/LSV      AST PIMCO     AllianceBernstein              AST T. Rowe Price  Price Asset      AST MFS
 Berman Mid-Cap  Mid-Cap Value Limited Maturity    Core Value      AST QMA US  Natural Resources  Allocation        Global
Growth Portfolio   Portfolio    Bond Portfolio      Portfolio     Equity Alpha     Portfolio       Portfolio   Equity Portfolio
---------------- ------------- ---------------- ----------------- ------------ ----------------- ------------  ----------------
  $         0     $   270,530    $ 1,157,039       $   238,235    $   154,826    $    570,731    $  2,844,824    $   121,897
  -----------     -----------    -----------       -----------    -----------    ------------    ------------    -----------


      285,870         262,552        356,286           121,524        113,028       1,493,039       3,093,350        163,865
  -----------     -----------    -----------       -----------    -----------    ------------    ------------    -----------

     (285,870)          7,978        800,753           116,711         41,798        (922,308)       (248,526)       (41,968)
  -----------     -----------    -----------       -----------    -----------    ------------    ------------    -----------

            0       1,138,047              0           854,009              0       8,819,102       5,893,825      2,363,177

     (539,371)     (2,091,689)      (505,976)       (1,018,691)      (357,889)     (4,316,953)    (29,145,632)      (955,053)

   (8,624,461)     (7,409,530)      (887,776)       (3,732,007)    (3,008,817)    (59,617,276)    (27,993,059)    (5,536,367)
  -----------     -----------    -----------       -----------    -----------    ------------    ------------    -----------

   (9,163,832)     (8,363,172)    (1,393,752)       (3,896,689)    (3,366,706)    (55,115,127)    (51,244,866)    (4,128,243)
  -----------     -----------    -----------       -----------    -----------    ------------    ------------    -----------

  $(9,449,702)    $(8,355,194)   $  (592,999)      $(3,779,978)   $(3,324,908)   $(56,037,435)   $(51,493,392)   $(4,170,211)
  ===========     ===========    ===========       ===========    ===========    ============    ============    ===========

  The accompanying notes are an integral part of these financial statements.

                                      A12

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2008

                                                                               SUBACCOUNTS
                                            --------------------------------------------------------------------------------
                                                                                              AST Capital      AST Academic
                                              AST JPMorgan    AST T. Rowe    AST Aggressive   Growth Asset   Strategies Asset
                                             International    Price Global  Asset Allocation   Allocation       Allocation
                                            Equity Portfolio Bond Portfolio    Portfolio       Portfolio        Portfolio
                                            ---------------- -------------- ---------------- --------------  ----------------
ASSETS
  Investment in the portfolios, at value...   $ 13,886,577    $22,604,592     $ 39,367,288   $  849,425,942   $  766,747,473
                                              ------------    -----------     ------------   --------------   --------------
  Net Assets...............................   $ 13,886,577    $22,604,592     $ 39,367,288   $  849,425,942   $  766,747,473
                                              ============    ===========     ============   ==============   ==============

NET ASSETS, representing:
  Accumulation units.......................   $ 13,886,577    $22,604,592     $ 39,367,288   $  849,425,942   $  766,747,473
                                              ------------    -----------     ------------   --------------   --------------
                                              $ 13,886,577    $22,604,592     $ 39,367,288   $  849,425,942   $  766,747,473
                                              ============    ===========     ============   ==============   ==============

  Units outstanding........................      1,881,333      2,190,381        5,851,992      113,271,269       99,124,715
                                              ============    ===========     ============   ==============   ==============

  Portfolio shares held....................        921,472      2,016,467        6,084,589      111,913,826       97,179,654
  Portfolio net asset value per share......   $      15.07    $     11.21     $       6.47   $         7.59   $         7.89
  Investment in portfolio shares, at
   cost....................................   $ 21,040,839    $24,521,193     $ 65,279,066   $1,199,898,011   $1,030,676,091

STATEMENT OF OPERATIONS
For the period ended December 31, 2008
                                                                               SUBACCOUNTS
                                            --------------------------------------------------------------------------------
                                                                                              AST Capital      AST Academic
                                              AST JPMorgan    AST T. Rowe    AST Aggressive   Growth Asset   Strategies Asset
                                             International    Price Global  Asset Allocation   Allocation       Allocation
                                            Equity Portfolio Bond Portfolio    Portfolio       Portfolio        Portfolio
                                            ---------------- -------------- ---------------- --------------  ----------------
INVESTMENT INCOME
  Dividend income..........................   $    509,066    $ 1,484,472     $    385,468   $   12,172,409   $   12,012,254
                                              ------------    -----------     ------------   --------------   --------------

EXPENSES
  Charges to contract owners for
   assuming mortality risk and expense
   risk and for administration.............        324,632        476,114          913,525       26,406,202       21,794,421
                                              ------------    -----------     ------------   --------------   --------------

NET INVESTMENT INCOME (LOSS)...............        184,434      1,008,358         (528,057)     (14,233,793)      (9,782,167)
                                              ------------    -----------     ------------   --------------   --------------

NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS
  Capital gains distributions received.....              0        915,108        6,308,178       80,059,537       49,551,847
  Realized gain (loss) on shares
   redeemed................................       (978,052)    (1,574,425)      (2,565,118)    (134,781,097)     (86,436,127)
  Net change in unrealized gain (loss) on
   investments.............................     (9,597,780)    (2,493,272)     (32,282,898)    (477,981,135)    (371,373,651)
                                              ------------    -----------     ------------   --------------   --------------

NET GAIN (LOSS) ON
   INVESTMENTS.............................    (10,575,832)    (3,152,589)     (28,539,838)    (532,702,695)    (408,257,931)
                                              ------------    -----------     ------------   --------------   --------------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS..............................   $(10,391,398)   $(2,144,231)    $(29,067,895)  $ (546,936,488)  $ (418,040,098)
                                              ============    ===========     ============   ==============   ==============

  The accompanying notes are an integral part of these financial statements.

                                      A13

                                                      SUBACCOUNTS (Continued)
-------------------------------------------------------------------------------------------------------------------
                                                  AST First Trust
  AST Balanced   AST Preservation AST First Trust     Capital       AST Advanced    AST T. Rowe
Asset Allocation Asset Allocation Balanced Target   Appreciation     Strategies   Price Large-Cap     AST Money
   Portfolio        Portfolio        Portfolio    Target Portfolio   Portfolio    Growth Portfolio Market Portfolio
---------------- ---------------- --------------- ---------------- -------------  ---------------- ----------------

 $ 424,591,636     $265,987,153    $130,124,309    $ 154,549,251   $ 214,851,679    $ 33,148,843     $68,076,135
 -------------     ------------    ------------    -------------   -------------    ------------     -----------
 $ 424,591,636     $265,987,153    $130,124,309    $ 154,549,251   $ 214,851,679    $ 33,148,843     $68,076,135
 =============     ============    ============    =============   =============    ============     ===========

 $ 424,591,636     $265,987,153    $130,124,309    $ 154,549,251   $ 214,851,679    $ 33,148,843     $68,076,135
 -------------     ------------    ------------    -------------   -------------    ------------     -----------
 $ 424,591,636     $265,987,153    $130,124,309    $ 154,549,251   $ 214,851,679    $ 33,148,843     $68,076,135
 =============     ============    ============    =============   =============    ============     ===========

    53,050,863       30,029,546      18,094,136       23,483,225      27,546,977       5,294,968       6,400,730
 =============     ============    ============    =============   =============    ============     ===========

    51,590,721       29,229,358      17,752,293       22,529,045      26,991,417       4,755,932      68,076,135
 $        8.23     $       9.10    $       7.33    $        6.86   $        7.96    $       6.97     $      1.00

 $ 519,456,260     $297,234,338    $172,926,839    $ 221,731,272   $ 274,026,262    $ 52,553,779     $68,076,135

                                                      SUBACCOUNTS (Continued)
-------------------------------------------------------------------------------------------------------------------
                                                  AST First Trust
  AST Balanced   AST Preservation AST First Trust     Capital       AST Advanced    AST T. Rowe
Asset Allocation Asset Allocation Balanced Target   Appreciation     Strategies   Price Large-Cap     AST Money
   Portfolio        Portfolio        Portfolio    Target Portfolio   Portfolio    Growth Portfolio Market Portfolio
---------------- ---------------- --------------- ---------------- -------------  ---------------- ----------------

 $   4,817,340     $  1,568,923    $  3,886,144    $   3,097,239   $   5,988,411    $     61,521     $   779,797
 -------------     ------------    ------------    -------------   -------------    ------------     -----------

     8,938,479        3,864,204       3,571,546        5,124,235       6,347,883         525,256         534,515
 -------------     ------------    ------------    -------------   -------------    ------------     -----------

    (4,121,139)      (2,295,281)        314,598       (2,026,996)       (359,472)       (463,735)        245,282
 -------------     ------------    ------------    -------------   -------------    ------------     -----------

    17,057,959        6,206,137       3,271,635        3,236,809       7,727,533               0               0

   (48,702,016)     (10,410,978)    (28,065,899)     (49,018,153)    (41,799,233)     (1,707,794)              0

  (127,689,464)     (39,350,783)    (52,432,763)     (82,524,470)    (79,206,256)    (19,654,694)              0
 -------------     ------------    ------------    -------------   -------------    ------------     -----------

  (159,333,521)     (43,555,624)    (77,227,027)    (128,305,814)   (113,277,956)    (21,362,488)              0
 -------------     ------------    ------------    -------------   -------------    ------------     -----------

 $(163,454,660)    $(45,850,905)   $(76,912,429)   $(130,332,810)  $(113,637,428)   $(21,826,223)    $   245,282
 =============     ============    ============    =============   =============    ============     ===========

----------------


 AST Small-Cap
Growth Portfolio
----------------

  $ 22,897,173
  ------------
  $ 22,897,173
  ============

  $ 22,897,173
  ------------
  $ 22,897,173
  ============

     3,393,864
  ============

     2,044,390
  $      11.20

  $ 33,526,045


----------------


 AST Small-Cap
Growth Portfolio
----------------

  $          0
  ------------

       345,834
  ------------

      (345,834)
  ------------

             0

      (878,797)

   (10,691,554)
  ------------

   (11,570,351)
  ------------

  $(11,916,185)
  ============

  The accompanying notes are an integral part of these financial statements.

                                      A14

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2008

                                                                               SUBACCOUNTS
                                            --------------------------------------------------------------------------------



                                            AST PIMCO Total                                     Gartmore NVIT   AST Western
                                              Return Bond   AST International AST International  Developing   Asset Core Plus
                                               Portfolio     Value Portfolio  Growth Portfolio  Markets Fund  Bond Portfolio
                                            --------------- ----------------- ----------------- ------------- ---------------
ASSETS
  Investment in the portfolios, at value...   $28,962,339      $ 5,280,213       $ 4,623,573    $ 10,589,326    $5,058,320
                                              -----------      -----------       -----------    ------------    ----------
  Net Assets...............................   $28,962,339      $ 5,280,213       $ 4,623,573    $ 10,589,326    $5,058,320
                                              ===========      ===========       ===========    ============    ==========

NET ASSETS, representing:
  Accumulation units.......................   $28,962,339      $ 5,280,213       $ 4,623,573    $ 10,589,326    $5,058,320
                                              -----------      -----------       -----------    ------------    ----------
                                              $28,962,339      $ 5,280,213       $ 4,623,573    $ 10,589,326    $5,058,320
                                              ===========      ===========       ===========    ============    ==========

  Units outstanding........................     2,742,684          761,106           760,513       1,132,683       543,173
                                              ===========      ===========       ===========    ============    ==========

  Portfolio shares held....................     2,560,773          471,869           607,565       2,823,820       535,272
  Portfolio net asset value per share......   $     11.31      $     11.19       $      7.61    $       3.75    $     9.45
  Investment in portfolio shares, at
   cost....................................   $29,586,088      $ 8,951,842       $ 9,081,760    $ 28,116,487    $5,113,332

STATEMENT OF OPERATIONS
For the period ended December 31, 2008
                                                                               SUBACCOUNTS
                                            --------------------------------------------------------------------------------



                                            AST PIMCO Total                                     Gartmore NVIT   AST Western
                                              Return Bond   AST International AST International  Developing   Asset Core Plus
                                               Portfolio     Value Portfolio  Growth Portfolio  Markets Fund  Bond Portfolio
                                            --------------- ----------------- ----------------- ------------- ---------------
INVESTMENT INCOME
  Dividend income..........................   $   720,955      $   201,634       $    95,717    $    173,667    $    2,203
                                              -----------      -----------       -----------    ------------    ----------

EXPENSES
  Charges to contract owners for
   assuming mortality risk and expense
   risk and for administration.............       318,531          128,375           109,741         394,369        26,626
                                              -----------      -----------       -----------    ------------    ----------

NET INVESTMENT INCOME (LOSS)...............       402,424           73,259           (14,024)       (220,702)      (24,423)
                                              -----------      -----------       -----------    ------------    ----------

NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS
  Capital gains distributions received.....       104,769          613,365         1,218,703      10,638,006           198
  Realized gain (loss) on shares
   redeemed................................      (266,388)        (773,177)         (920,046)     (4,230,106)      (56,531)
  Net change in unrealized gain (loss) on
   investments.............................    (1,060,985)      (4,375,839)       (4,776,936)    (24,917,965)      (55,164)
                                              -----------      -----------       -----------    ------------    ----------

NET GAIN (LOSS) ON
   INVESTMENTS.............................    (1,222,604)      (4,535,651)       (4,478,279)    (18,510,065)     (111,497)
                                              -----------      -----------       -----------    ------------    ----------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS..............................   $  (820,180)     $(4,462,392)      $(4,492,303)   $(18,730,767)   $ (135,920)
                                              ===========      ===========       ===========    ============    ==========

  The accompanying notes are an integral part of these financial statements.

                                      A15


                                               SUBACCOUNTS (Continued)
---------------------------------------------------------------------------------------------------------------------
                                                                                              Franklin
                                                                                            Templeton VIP
                                                              AST Parametric                  Founding    AST Goldman
AST Investment                                                   Emerging                       Funds     Sachs Small-
  Grade Bond      AST Bond       AST Bond    AST Global Real  Markets Equity AST Focus Four  Allocation    Cap Value
  Portfolio    Portfolio 2018 Portfolio 2019 Estate Portfolio   Portfolio    Plus Portfolio     Fund       Portfolio
-------------- -------------- -------------- ---------------- -------------- -------------- ------------- ------------

 $706,743,506   $24,606,467    $19,589,786       $164,063        $540,409      $6,721,034    $22,207,190    $544,923
 ------------   -----------    -----------       --------        --------      ----------    -----------    --------
 $706,743,506   $24,606,467    $19,589,786       $164,063        $540,409      $6,721,034    $22,207,190    $544,923
 ============   ===========    ===========       ========        ========      ==========    ===========    ========

 $706,743,506   $24,606,467    $19,589,786       $164,063        $540,409      $6,721,034    $22,207,190    $544,923
 ------------   -----------    -----------       --------        --------      ----------    -----------    --------
 $706,743,506   $24,606,467    $19,589,786       $164,063        $540,409      $6,721,034    $22,207,190    $544,923
 ============   ===========    ===========       ========        ========      ==========    ===========    ========

   65,795,202     2,045,743      1,618,833         26,829          96,949         899,108      3,342,483      71,315
 ============   ===========    ===========       ========        ========      ==========    ===========    ========

   64,838,854     2,011,976      1,591,372         31,370         109,839         892,568      3,958,501      82,315
 $      10.90   $     12.23    $     12.31       $   5.23        $   4.92      $     7.53    $      5.61    $   6.62

 $647,372,607   $20,769,528    $16,477,009       $177,779        $564,797      $6,899,478    $23,871,573    $555,078

                                               SUBACCOUNTS (Continued)
---------------------------------------------------------------------------------------------------------------------
                                                                                              Franklin
                                                                                            Templeton VIP
                                                              AST Parametric                  Founding    AST Goldman
AST Investment                                                   Emerging                       Funds     Sachs Small-
  Grade Bond      AST Bond       AST Bond    AST Global Real  Markets Equity AST Focus Four  Allocation    Cap Value
  Portfolio    Portfolio 2018 Portfolio 2019 Estate Portfolio   Portfolio    Plus Portfolio     Fund       Portfolio
-------------- -------------- -------------- ---------------- -------------- -------------- ------------- ------------

 $          0   $         0    $         0       $      0        $      0      $        0    $   496,771    $      0
 ------------   -----------    -----------       --------        --------      ----------    -----------    --------

    3,673,374       129,705         96,488            450           1,389          20,292        123,556       1,577
 ------------   -----------    -----------       --------        --------      ----------    -----------    --------

   (3,673,374)     (129,705)       (96,488)          (450)         (1,389)        (20,292)       373,215      (1,577)
 ------------   -----------    -----------       --------        --------      ----------    -----------    --------

            0             0              0              0               0               0        480,193           0

   10,715,046     1,356,820        453,189        (10,951)        (36,268)       (750,908)    (4,677,191)    (55,117)

   59,370,899     3,836,939      3,112,777        (13,716)        (24,388)       (178,444)    (1,664,383)    (10,155)
 ------------   -----------    -----------       --------        --------      ----------    -----------    --------

   70,085,945     5,193,759      3,565,966        (24,667)        (60,656)       (929,352)    (5,861,381)    (65,272)
 ------------   -----------    -----------       --------        --------      ----------    -----------    --------

 $ 66,412,571   $ 5,064,054    $ 3,469,478       $(25,117)       $(62,045)     $ (949,644)   $(5,488,166)   $(66,849)
 ============   ===========    ===========       ========        ========      ==========    ===========    ========

  The accompanying notes are an integral part of these financial statements.

                                      A16

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2008

                                                                          SUBACCOUNTS
                                            -----------------------------------------------------------------------
                                              AST CLS       AST CLS     AST Horizon   AST Horizon     AST Niemann
                                            Growth Asset Moderate Asset Growth Asset Moderate Asset  Capital Growth
                                             Allocation    Allocation    Allocation    Allocation   Asset Allocation
                                             Portfolio     Portfolio     Portfolio     Portfolio       Portfolio
                                            ------------ -------------- ------------ -------------- ----------------
ASSETS
  Investment in the portfolios, at value... $11,717,053   $22,577,957   $ 8,203,191   $16,459,399      $5,599,020
                                            -----------   -----------   -----------   -----------      ----------
  Net Assets............................... $11,717,053   $22,577,957   $ 8,203,191   $16,459,399      $5,599,020
                                            ===========   ===========   ===========   ===========      ==========

NET ASSETS, representing:
  Accumulation units....................... $11,717,053   $22,577,957   $ 8,203,191   $16,459,399      $5,599,020
                                            -----------   -----------   -----------   -----------      ----------
                                            $11,717,053   $22,577,957   $ 8,203,191   $16,459,399      $5,599,020
                                            ===========   ===========   ===========   ===========      ==========

  Units outstanding........................   1,749,729     3,072,666     1,149,266     2,161,413         746,040
                                            ===========   ===========   ===========   ===========      ==========

  Portfolio shares held....................   1,574,873     3,101,368     1,160,282     2,132,046         768,041
  Portfolio net asset value per share...... $      7.44   $      7.28   $      7.07   $      7.72      $     7.29
  Investment in portfolio shares, at
   cost.................................... $12,119,535   $23,448,324   $ 8,353,736   $16,834,840      $5,621,292

STATEMENT OF OPERATIONS
For the period ended December 31, 2008
                                                                          SUBACCOUNTS
                                            -----------------------------------------------------------------------
                                              AST CLS       AST CLS     AST Horizon   AST Horizon     AST Niemann
                                            Growth Asset Moderate Asset Growth Asset Moderate Asset  Capital Growth
                                             Allocation    Allocation    Allocation    Allocation   Asset Allocation
                                             Portfolio     Portfolio     Portfolio     Portfolio       Portfolio
                                            ------------ -------------- ------------ -------------- ----------------
INVESTMENT INCOME
  Dividend income.......................... $     1,477   $     1,396   $       482   $       322      $      184
                                            -----------   -----------   -----------   -----------      ----------

EXPENSES
  Charges to contract owners for
   assuming mortality risk and expense
   risk and for administration.............      65,418       104,138        37,837        67,219          21,475
                                            -----------   -----------   -----------   -----------      ----------

NET INVESTMENT INCOME (LOSS)...............     (63,941)     (102,742)      (37,355)      (66,897)        (21,291)
                                            -----------   -----------   -----------   -----------      ----------

NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS
  Capital gains distributions received.....       5,219         1,651           345           144             197
  Realized gain (loss) on shares
   redeemed................................  (2,656,608)   (2,996,232)   (1,221,743)   (1,513,826)       (726,060)
  Net change in unrealized gain (loss) on
   investments.............................    (402,482)     (870,367)     (150,545)     (375,441)        (22,272)
                                            -----------   -----------   -----------   -----------      ----------

NET GAIN (LOSS) ON
   INVESTMENTS.............................  (3,053,871)   (3,864,948)   (1,371,943)   (1,889,123)       (748,135)
                                            -----------   -----------   -----------   -----------      ----------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS.............................. $(3,117,812)  $(3,967,690)  $(1,409,298)  $(1,956,020)     $ (769,426)
                                            ===========   ===========   ===========   ===========      ==========

  The accompanying notes are an integral part of these financial statements.

                                      A17

                                   SUBACCOUNTS (Continued)
---------------------------------------------------------------------------------------------

ProFund VP   ProFund VP                                      ProFund VP ProFund VP
 Consumer     Consumer     ProFund VP ProFund VP ProFund VP   Mid-Cap    Mid-Cap   ProFund VP
 Services  Goods Portfolio Financials Healthcare Industrials   Growth     Value    Real Estate
---------- --------------- ---------- ---------- ----------- ---------- ---------- -----------
  $9,794      $ 54,918      $192,057   $171,880    $52,625    $ 48,147   $ 32,391    $62,835
  ------      --------      --------   --------    -------    --------   --------    -------
  $9,794      $ 54,918      $192,057   $171,880    $52,625    $ 48,147   $ 32,391    $62,835
  ======      ========      ========   ========    =======    ========   ========    =======

  $9,794      $ 54,918      $192,057   $171,880    $52,625    $ 48,147   $ 32,391    $62,835
  ------      --------      --------   --------    -------    --------   --------    -------
  $9,794      $ 54,918      $192,057   $171,880    $52,625    $ 48,147   $ 32,391    $62,835
  ======      ========      ========   ========    =======    ========   ========    =======

   1,394         7,151        36,431     20,602      8,624       7,754      5,006     11,375
  ======      ========      ========   ========    =======    ========   ========    =======

     486         2,232        12,140      7,246      2,176       2,500      1,937      2,189
  $20.16      $  24.61      $  15.82   $  23.72    $ 24.19    $  19.26   $  16.72    $ 28.71

  $9,374      $ 53,255      $207,027   $163,512    $50,821    $ 45,595   $ 30,923    $55,857

                                   SUBACCOUNTS (Continued)
---------------------------------------------------------------------------------------------

ProFund VP   ProFund VP                                      ProFund VP ProFund VP
 Consumer     Consumer     ProFund VP ProFund VP ProFund VP   Mid-Cap    Mid-Cap   ProFund VP
 Services  Goods Portfolio Financials Healthcare Industrials   Growth     Value    Real Estate
---------- --------------- ---------- ---------- ----------- ---------- ---------- -----------
  $    0      $  1,045      $  1,737   $    237    $     0    $      0   $      0    $     0
  ------      --------      --------   --------    -------    --------   --------    -------


      15           316           785        517         77         484        270         94
  ------      --------      --------   --------    -------    --------   --------    -------

     (15)          729           952       (280)       (77)       (484)      (270)       (94)
  ------      --------      --------   --------    -------    --------   --------    -------

       0         3,531             0          0          0      17,254     14,430         41

    (863)      (17,103)      (32,273)   (19,033)    (1,868)    (66,419)   (35,089)    (2,938)

     420         1,663       (14,970)     8,368      1,804       2,552      1,468      6,978
  ------      --------      --------   --------    -------    --------   --------    -------

    (443)      (11,909)      (47,243)   (10,665)       (64)    (46,613)   (19,191)     4,081
  ------      --------      --------   --------    -------    --------   --------    -------

  $ (458)     $(11,180)     $(46,291)  $(10,945)   $  (141)   $(47,097)  $(19,461)   $ 3,987
  ======      ========      ========   ========    =======    ========   ========    =======

  The accompanying notes are an integral part of these financial statements.

                                      A18

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2008

                                                                           SUBACCOUNTS
                                            ------------------------------------------------------------------------
                                            ProFund VP ProFund VP                               ProFund VP ProFund VP
                                            Small-Cap  Small-Cap      ProFund VP     ProFund VP Large-Cap  Large-Cap
                                              Growth     Value    Telecommunications Utilities    Growth     Value
                                            ---------- ---------- ------------------ ---------- ---------- ----------
ASSETS
  Investment in the portfolios, at value...  $ 41,653   $14,989        $40,362        $38,728    $ 7,923    $14,753
                                             --------   -------        -------        -------    -------    -------
  Net Assets...............................  $ 41,653   $14,989        $40,362        $38,728    $ 7,923    $14,753
                                             ========   =======        =======        =======    =======    =======

NET ASSETS, representing:
  Accumulation units.......................  $ 41,653   $14,989        $40,362        $38,728    $ 7,923    $14,753
                                             --------   -------        -------        -------    -------    -------
                                             $ 41,653   $14,989        $40,362        $38,728    $ 7,923    $14,753
                                             ========   =======        =======        =======    =======    =======

  Units outstanding........................     6,114     2,084          5,553          5,365      1,179      2,353
                                             ========   =======        =======        =======    =======    =======

  Portfolio shares held....................     2,248       805          5,971          1,502        346        797
  Portfolio net asset value per share......  $  18.53   $ 18.63        $  6.76        $ 25.78    $ 22.87    $ 18.52
  Investment in portfolio shares, at
   cost....................................  $ 39,875   $15,376        $36,653        $37,278    $ 9,837    $21,696

STATEMENT OF OPERATIONS
For the period ended December 31, 2008
                                                                           SUBACCOUNTS
                                            ------------------------------------------------------------------------
                                            ProFund VP ProFund VP                               ProFund VP ProFund VP
                                            Small-Cap  Small-Cap      ProFund VP     ProFund VP Large-Cap  Large-Cap
                                              Growth     Value    Telecommunications Utilities    Growth     Value
                                            ---------- ---------- ------------------ ---------- ---------- ----------
INVESTMENT INCOME
  Dividend income..........................  $      0   $     0        $     0        $    89    $     0    $   250
                                             --------   -------        -------        -------    -------    -------

EXPENSES
  Charges to contract owners for
   assuming mortality risk and expense
   risk and for administration.............       310       121             99            102         47        121
                                             --------   -------        -------        -------    -------    -------

NET INVESTMENT INCOME (LOSS)...............      (310)     (121)           (99)           (13)       (47)       129
                                             --------   -------        -------        -------    -------    -------

NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS
  Capital gains distributions received.....       901     2,524              0             88         93      1,874
  Realized gain (loss) on shares
   redeemed................................   (21,424)   (9,302)        (1,050)          (632)        (9)       (41)
  Net change in unrealized gain (loss) on
   investments.............................     1,778      (387)         3,709          1,450     (1,914)    (6,943)
                                             --------   -------        -------        -------    -------    -------

NET GAIN (LOSS) ON
   INVESTMENTS.............................   (18,745)   (7,165)         2,659            906     (1,830)    (5,110)
                                             --------   -------        -------        -------    -------    -------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS..............................  $(19,055)  $(7,286)       $ 2,560        $   893    $(1,877)   $(4,981)
                                             ========   =======        =======        =======    =======    =======

  The accompanying notes are an integral part of these financial statements.

                                      A19

                     [THIS PAGE INTENTIONALLY LEFT BLANK]



                                      A20

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2008 and 2007

                                                                        SUBACCOUNTS
                                   -------------------------------------------------------------------------------------
                                      Prudential Money Market    Prudential Diversified Bond      Prudential Equity
                                             Portfolio                    Portfolio                   Portfolio
                                   ----------------------------  --------------------------  ---------------------------
                                     01/01/2008     01/01/2007    01/01/2008    01/01/2007     01/01/2008    01/01/2007
                                         to             to            to            to             to            to
                                     12/31/2008     12/31/2007    12/31/2008    12/31/2007     12/31/2008    12/31/2007
                                   -------------  -------------  ------------  ------------  -------------  ------------
OPERATIONS
  Net investment income
   (loss)......................... $   3,528,079  $   9,548,385  $ 10,248,636  $ 11,475,995  $     (18,192) $ (1,800,977)
  Capital gains distributions
   received.......................             0              0     2,616,509             0     31,784,559       258,203
  Realized gain (loss) on shares
   redeemed.......................             0              0    (3,853,132)     (837,392)    (8,429,522)    4,876,206
  Net change in unrealized gain
   (loss) on investments..........             0              0   (22,348,785)    2,507,890   (159,270,881)   27,433,819
                                   -------------  -------------  ------------  ------------  -------------  ------------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................     3,528,079      9,548,385   (13,336,772)   13,146,493   (135,934,036)   30,767,251
                                   -------------  -------------  ------------  ------------  -------------  ------------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................     2,214,906     10,727,673       354,741     1,181,977        908,526     1,416,033
  Annuity Payments................      (917,627)      (727,172)     (966,523)     (807,793)      (447,492)     (463,322)
  Surrenders, withdrawals and
   death benefits.................   (95,614,566)   (88,346,525)  (43,689,269)  (49,139,378)   (38,251,727)  (55,433,839)
  Net transfers between other
   subaccounts or fixed rate
   option.........................   182,132,519    101,546,287   (11,070,256)    6,302,802    (11,395,376)  (10,498,653)
  Withdrawal and other
   charges........................      (337,190)      (224,617)     (116,116)     (114,413)      (303,216)     (328,819)
                                   -------------  -------------  ------------  ------------  -------------  ------------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................    87,478,042     22,975,646   (55,487,423)  (42,576,805)   (49,489,285)  (65,308,600)
                                   -------------  -------------  ------------  ------------  -------------  ------------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................    91,006,121     32,524,031   (68,824,195)  (29,430,312)  (185,423,321)  (34,541,349)

NET ASSETS
  Beginning of period.............   291,002,500    258,478,469   305,166,545   334,596,857    382,485,917   417,027,266
                                   -------------  -------------  ------------  ------------  -------------  ------------
  End of period................... $ 382,008,621  $ 291,002,500  $236,342,350  $305,166,545  $ 197,062,596  $382,485,917
                                   =============  =============  ============  ============  =============  ============

  Beginning units.................   244,094,803    223,442,335   177,980,463   203,399,251    183,783,219   215,287,865
                                   -------------  -------------  ------------  ------------  -------------  ------------
  Units issued....................   268,312,472    216,356,089    10,813,226    12,902,592      7,198,322     5,493,098
  Units redeemed..................  (189,847,554)  (195,703,621)  (44,007,953)  (38,321,380)   (35,467,807)  (36,997,744)
                                   -------------  -------------  ------------  ------------  -------------  ------------
  Ending units....................   322,559,721    244,094,803   144,785,736   177,980,463    155,513,734   183,783,219
                                   =============  =============  ============  ============  =============  ============

  The accompanying notes are an integral part of these financial statements.

                                      A21


                                           SUBACCOUNTS (Continued)
--------------------------------------------------------------------------------------------------------------
Prudential Flexible Managed  Prudential Conservative         Prudential Value       Prudential High Yield Bond
        Portfolio               Balanced Portfolio              Portfolio                    Portfolio
--------------------------  -------------------------  ---------------------------  --------------------------
 01/01/2008    01/01/2007    01/01/2008    01/01/2007    01/01/2008    01/01/2007    01/01/2008    01/01/2007
     to            to            to            to            to            to            to            to
 12/31/2008    12/31/2007    12/31/2008    12/31/2007    12/31/2008    12/31/2007    12/31/2008    12/31/2007
-----------   -----------   ------------  -----------  -------------  ------------  ------------  ------------

$   322,232   $   226,852   $    645,006  $   553,480  $   1,193,271  $   (661,076) $  9,481,972  $  9,805,052

  1,640,284       966,258              0            0     63,567,195    47,470,473             0             0

   (628,445)      409,314       (395,249)     598,229    (12,900,836)   21,349,379   (12,950,213)   (6,697,827)

 (7,212,496)     (285,863)    (7,881,839)     677,697   (205,201,019)  (58,913,015)  (28,444,857)     (785,085)
-----------   -----------   ------------  -----------  -------------  ------------  ------------  ------------

 (5,878,425)    1,316,561     (7,632,082)   1,829,406   (153,341,389)    9,245,761   (31,913,098)    2,322,140
-----------   -----------   ------------  -----------  -------------  ------------  ------------  ------------

     61,226       161,905         92,454      181,096      1,203,361     4,261,703       243,408       771,928
   (146,364)        1,290       (186,260)      11,560       (564,183)     (449,994)     (537,144)     (504,627)

 (3,126,985)   (4,041,063)    (4,832,669)  (6,098,870)   (38,570,475)  (61,991,399)  (21,096,636)  (28,790,219)

   (788,614)      (43,244)    (1,004,017)     130,045    (20,932,314)  (15,861,422)  (10,811,549)      680,226

          0             0              0            0       (295,762)     (339,878)      (61,939)      (62,134)
-----------   -----------   ------------  -----------  -------------  ------------  ------------  ------------

 (4,000,737)   (3,921,112)    (5,930,492)  (5,776,169)   (59,159,373)  (74,380,990)  (32,263,860)  (27,904,526)
-----------   -----------   ------------  -----------  -------------  ------------  ------------  ------------

 (9,879,162)   (2,604,551)   (13,562,574)  (3,946,763)  (212,500,762)  (65,135,229)  (64,176,958)  (25,582,686)

 25,099,640    27,704,191     37,048,059   40,994,822    400,689,069   465,824,298   159,923,772   185,506,458
-----------   -----------   ------------  -----------  -------------  ------------  ------------  ------------
$15,220,478   $25,099,640   $ 23,485,485  $37,048,059  $ 188,188,307  $400,689,069  $ 95,746,814  $159,923,772
===========   ===========   ============  ===========  =============  ============  ============  ============

 13,097,287    15,162,765     20,216,229   23,409,828    158,069,268   186,032,754    95,300,290   111,866,241
-----------   -----------   ------------  -----------  -------------  ------------  ------------  ------------
    121,036       369,459        452,014      607,803     10,651,835    15,187,396     2,563,668     7,180,776
 (2,505,561)   (2,434,937)    (4,134,059)  (3,801,402)   (39,203,942)  (43,150,882)  (23,424,614)  (23,746,727)
-----------   -----------   ------------  -----------  -------------  ------------  ------------  ------------
 10,712,762    13,097,287     16,534,184   20,216,229    129,517,161   158,069,268    74,439,344    95,300,290
===========   ===========   ============  ===========  =============  ============  ============  ============

  The accompanying notes are an integral part of these financial statements.

                                      A22

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2008 and 2007

                                                                       SUBACCOUNTS
                                   -----------------------------------------------------------------------------------
                                       Prudential Natural        Prudential Stock Index
                                      Resources Portfolio               Portfolio           Prudential Global Portfolio
                                   -------------------------  ----------------------------  --------------------------
                                    01/01/2008    01/01/2007    01/01/2008     01/01/2007    01/01/2008    01/01/2007
                                        to            to            to             to            to            to
                                    12/31/2008    12/31/2007    12/31/2008     12/31/2007    12/31/2008    12/31/2007
                                   ------------  -----------  -------------  -------------  ------------  ------------
OPERATIONS
  Net investment income
   (loss)......................... $   (110,686) $  (159,897) $   3,285,829  $     130,057  $    335,751  $   (610,158)
  Capital gains distributions
   received.......................    2,440,806    3,584,562              0              0     6,196,544             0
  Realized gain (loss) on shares
   redeemed.......................    1,084,217    1,993,557     (5,971,171)    15,820,502      (512,538)    5,221,065
  Net change in unrealized gain
   (loss) on investments..........  (14,008,118)   2,249,162   (187,957,029)     6,897,909   (60,466,928)    7,338,251
                                   ------------  -----------  -------------  -------------  ------------  ------------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................  (10,593,781)   7,667,384   (190,642,371)    22,848,468   (54,447,171)   11,949,158
                                   ------------  -----------  -------------  -------------  ------------  ------------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................       29,763       37,278      1,474,445      3,493,519       279,727       716,401
  Annuity Payments................      (71,318)      (9,680)      (773,537)      (661,355)      (89,379)      (75,571)
  Surrenders, withdrawals and
   death benefits.................   (2,941,767)  (3,264,252)   (52,210,978)   (80,041,585)  (12,413,846)  (16,681,139)
  Net transfers between other
   subaccounts or fixed rate
   option.........................     (672,013)     138,204    (20,010,176)   (24,670,365)   (4,048,681)     (589,358)
  Withdrawal and other
   charges........................            0            0       (590,990)      (673,182)     (132,485)     (146,643)
                                   ------------  -----------  -------------  -------------  ------------  ------------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................   (3,655,335)  (3,098,450)   (72,111,236)  (102,552,968)  (16,404,664)  (16,776,310)
                                   ------------  -----------  -------------  -------------  ------------  ------------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................  (14,249,116)   4,568,934   (262,753,607)   (79,704,500)  (70,851,835)   (4,827,152)

NET ASSETS
  Beginning of period.............   22,993,836   18,424,902    551,545,428    631,249,928   135,883,053   140,710,205
                                   ------------  -----------  -------------  -------------  ------------  ------------
  End of period................... $  8,744,720  $22,993,836  $ 288,791,821  $ 551,545,428  $ 65,031,218  $135,883,053
                                   ============  ===========  =============  =============  ============  ============

  Beginning units.................    2,521,301    2,954,361    299,308,791    353,178,451    67,856,474    76,283,837
                                   ------------  -----------  -------------  -------------  ------------  ------------
  Units issued....................      221,628      196,124     15,744,490     14,756,645     5,063,653     6,673,569
  Units redeemed..................     (673,976)    (629,184)   (62,486,929)   (68,626,305)  (15,198,270)  (15,100,932)
                                   ------------  -----------  -------------  -------------  ------------  ------------
  Ending units....................    2,068,953    2,521,301    252,566,352    299,308,791    57,721,857    67,856,474
                                   ============  ===========  =============  =============  ============  ============

  The accompanying notes are an integral part of these financial statements.

                                      A23

                                            SUBACCOUNTS (Continued)
------------------------------------------------------------------------------------------------------------------
                              Prudential Small Capitalization T. Rowe Price International T. Rowe Price Equity Income
Prudential Jennison Portfolio       Stock Portfolio                Stock Portfolio                 Portfolio
---------------------------   ------------------------------  -------------------------   --------------------------
  01/01/2008     01/01/2007    01/01/2008      01/01/2007      01/01/2008     01/01/2007   01/01/2008    01/01/2007
      to             to            to              to              to             to           to            to
  12/31/2008     12/31/2007    12/31/2008      12/31/2007      12/31/2008     12/31/2007   12/31/2008    12/31/2007
-------------   ------------   ------------    ------------   ------------   -----------  ------------  ------------

$  (3,415,305)  $ (5,951,927) $   (178,214)   $   (947,176)   $    152,698   $   (31,794) $    871,604  $    376,012

            0              0    11,523,983       6,898,491       1,127,922     4,650,707     3,108,896     7,769,554

  (10,301,753)      (512,787)      292,972       9,399,824         333,098     2,907,894      (276,582)    7,331,835

 (152,443,290)    56,194,783   (38,418,546)    (16,479,504)    (20,422,748)   (2,772,301)  (45,740,983)  (12,173,679)
-------------   ------------   ------------    ------------   ------------   -----------  ------------  ------------

 (166,160,348)    49,730,069   (26,779,805)     (1,128,365)    (18,809,030)    4,754,506   (42,037,065)    3,303,722
-------------   ------------   ------------    ------------   ------------   -----------  ------------  ------------

    1,172,638      2,275,580       165,121         334,155          43,042       111,724        94,069       284,480
     (682,638)      (415,017)      (84,347)        (94,347)        (99,300)      (27,906)     (263,545)     (326,903)

  (46,767,898)   (71,998,268)  (10,751,270)    (21,428,107)     (4,325,768)   (8,042,336)  (13,246,322)  (24,913,370)

  (20,297,081)   (25,030,815)   (5,281,382)     (1,550,334)       (454,975)      316,762    (4,798,797)   (1,572,264)

     (400,137)      (436,599)      (26,431)        (29,668)        (11,247)      (12,117)      (39,546)      (43,287)
-------------   ------------   ------------    ------------   ------------   -----------  ------------  ------------

  (66,975,116)   (95,605,119)  (15,978,309)    (22,768,301)     (4,848,248)   (7,653,873)  (18,254,141)  (26,571,344)
-------------   ------------   ------------    ------------   ------------   -----------  ------------  ------------

 (233,135,464)   (45,875,050)  (42,758,114)    (23,896,666)    (23,657,278)   (2,899,367)  (60,291,206)  (23,267,622)

  479,397,630    525,272,680    94,435,497     118,332,163      41,884,561    44,783,928   125,668,437   148,936,059
-------------   ------------   ------------    ------------   ------------   -----------  ------------  ------------
$ 246,262,166   $479,397,630  $ 51,677,383    $ 94,435,497    $ 18,227,283   $41,884,561  $ 65,377,231  $125,668,437
=============   ============   ============    ============   ============   ===========  ============  ============

  269,107,914    323,559,966    35,286,455      43,382,910      24,451,997    29,145,102    52,567,150    63,395,065
-------------   ------------   ------------    ------------   ------------   -----------  ------------  ------------
    9,947,628     11,031,220     1,685,568       3,148,402       2,734,766     2,947,788     1,798,150     3,114,914
  (55,579,951)   (65,483,272)   (8,602,958)    (11,244,857)     (6,139,271)   (7,640,893)  (10,934,725)  (13,942,829)
-------------   ------------   ------------    ------------   ------------   -----------  ------------  ------------
  223,475,591    269,107,914    28,369,065      35,286,455      21,047,492    24,451,997    43,430,575    52,567,150
=============   ============   ============    ============   ============   ===========  ============  ============

  The accompanying notes are an integral part of these financial statements.

                                      A24

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2008 and 2007

                                                                       SUBACCOUNTS
                                   ----------------------------------------------------------------------------------
                                    Premier VIT OpCap Managed  Premier VIT NACM Small Cap
                                            Portfolio                   Portfolio           AIM V.I. Core Equity Fund
                                   --------------------------  --------------------------  --------------------------
                                    01/01/2008    01/01/2007    01/01/2008    01/01/2007    01/01/2008    01/01/2007
                                        to            to            to            to            to            to
                                    12/31/2008    12/31/2007    12/31/2008    12/31/2007    12/31/2008    12/31/2007
                                   ------------  ------------  ------------  ------------  ------------  ------------
OPERATIONS
  Net investment income
   (loss)......................... $  1,809,220  $  1,127,948  $   (670,349) $ (1,034,578) $    861,491  $   (649,354)
  Capital gains distributions
   received.......................    9,078,246    10,695,046    11,166,193    16,127,016             0             0
  Realized gain (loss) on shares
   redeemed.......................   (6,420,432)       13,019    (2,479,931)    3,952,665     1,467,220     5,769,201
  Net change in unrealized gain
   (loss) on investments..........  (40,414,836)   (9,165,369)  (32,156,183)  (19,199,575)  (48,699,488)    6,982,080
                                   ------------  ------------  ------------  ------------  ------------  ------------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................  (35,947,802)    2,670,644   (24,140,270)     (154,472)  (46,370,777)   12,101,927
                                   ------------  ------------  ------------  ------------  ------------  ------------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................      174,875       396,915        46,001       133,071       245,491       664,585
  Annuity Payments................     (312,470)     (231,370)      (46,163)     (110,920)     (339,295)     (321,299)
  Surrenders, withdrawals and
   death benefits.................  (16,008,361)  (23,230,230)   (7,053,887)  (14,230,636)  (17,778,245)  (28,436,026)
  Net transfers between other
   subaccounts or fixed rate
   option.........................   (4,028,432)   (2,624,635)   (2,489,094)   (2,027,626)   (7,313,137)   (5,426,944)
  Withdrawal and other
   charges........................      (58,667)      (63,681)      (20,166)      (22,557)      (70,444)      (75,247)
                                   ------------  ------------  ------------  ------------  ------------  ------------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................  (20,233,055)  (25,753,001)   (9,563,309)  (16,258,668)  (25,255,630)  (33,594,931)
                                   ------------  ------------  ------------  ------------  ------------  ------------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................  (56,180,857)  (23,082,357)  (33,703,579)  (16,413,140)  (71,626,407)  (21,493,004)

NET ASSETS
  Beginning of period.............  132,248,504   155,330,861    64,058,473    80,471,613   166,656,329   188,149,333
                                   ------------  ------------  ------------  ------------  ------------  ------------
  End of period................... $ 76,067,647  $132,248,504  $ 30,354,894  $ 64,058,473  $ 95,029,922  $166,656,329
                                   ============  ============  ============  ============  ============  ============

  Beginning units.................   76,642,743    91,386,293    25,324,620    31,548,569    87,692,122   105,518,881
  Units issued....................    2,439,439     1,678,089       940,115     1,340,932     1,679,556     2,635,303
  Units redeemed..................  (16,287,078)  (16,421,639)   (5,415,619)   (7,564,881)  (16,696,327)  (20,462,062)
                                   ------------  ------------  ------------  ------------  ------------  ------------
  Ending units....................   62,795,104    76,642,743    20,849,116    25,324,620    72,675,351    87,692,122
                                   ============  ============  ============  ============  ============  ============

  The accompanying notes are an integral part of these financial statements.

                                      A25

                                            SUBACCOUNTS (Continued)
-----------------------------------------------------------------------------------------------------------------------
Janus Aspen Large Cap Growth     Janus Aspen International Growth   MFS VIT Research Bond      MFS VIT Growth Series -
Portfolio - Institutional Shares Portfolio - Institutional Shares   Series - Initial Class          Initial Class
-------------------------------  -------------------------------  -------------------------  --------------------------
 01/01/2008       01/01/2007       01/01/2008      01/01/2007      01/01/2008    01/01/2007   01/01/2008    01/01/2007
     to               to               to              to              to            to           to            to
 12/31/2008       12/31/2007       12/31/2008      12/31/2007      12/31/2008    12/31/2007   12/31/2008    12/31/2007
 ------------     ------------    -------------    ------------   ------------  -----------  ------------  ------------

$   (554,209)    $   (787,902)   $    (373,390)   $ (1,954,215)   $   (217,581) $  (240,293) $   (866,455) $ (1,351,105)

           0                0       28,905,193               0               0            0             0             0

  (3,211,154)      (1,082,446)      16,535,163      28,189,280         (18,307)     976,993    (1,293,019)     (275,360)

 (36,429,883)      16,195,731     (164,497,728)     31,861,438     (10,814,995)   3,178,588   (30,794,674)   18,817,545
 ------------     ------------    -------------    ------------   ------------  -----------  ------------  ------------

 (40,195,246)      14,325,383     (119,430,762)     58,096,503     (11,050,883)   3,915,288   (32,954,148)   17,191,080
 ------------     ------------    -------------    ------------   ------------  -----------  ------------  ------------


     137,816          267,885          354,667         485,461          24,121      119,586       168,752       312,377
    (198,418)        (217,057)        (350,064)       (320,935)        (18,220)     (55,578)     (190,511)      (92,600)

 (11,172,077)     (16,869,602)     (26,680,384)    (40,212,001)     (3,482,213)  (6,545,820)   (9,753,480)  (16,179,927)

  (3,044,817)      (2,565,391)      (8,975,445)     (5,513,825)     (1,160,324)    (765,363)   (3,459,312)   (3,201,113)

     (47,275)         (52,404)         (72,952)        (78,089)        (12,077)     (12,818)      (41,683)      (43,776)
 ------------     ------------    -------------    ------------   ------------  -----------  ------------  ------------

 (14,324,771)     (19,436,569)     (35,724,178)    (45,639,389)     (4,648,713)  (7,259,993)  (13,276,234)  (19,205,039)
 ------------     ------------    -------------    ------------   ------------  -----------  ------------  ------------

 (54,520,017)      (5,111,186)    (155,154,940)     12,457,114     (15,699,596)  (3,344,705)  (46,230,382)   (2,013,959)

 109,043,479      114,154,665      254,812,212     242,355,098      33,009,480   36,354,185    95,335,917    97,349,876
 ------------     ------------    -------------    ------------   ------------  -----------  ------------  ------------
$ 54,523,462     $109,043,479    $  99,657,272    $254,812,212    $ 17,309,884  $33,009,480  $ 49,105,535  $ 95,335,917
 ============     ============    =============    ============   ============  ===========  ============  ============

  61,484,350       73,095,965       58,642,797      70,570,773      18,594,406   22,866,748    54,292,172    66,215,124
   1,987,016        3,051,137        3,329,342       6,371,601         505,310    1,468,962     2,204,993     2,531,305
 (11,659,590)     (14,662,752)     (13,449,056)    (18,299,577)     (3,635,612)  (5,741,304)  (11,180,992)  (14,454,257)
 ------------     ------------    -------------    ------------   ------------  -----------  ------------  ------------
  51,811,776       61,484,350       48,523,083      58,642,797      15,464,104   18,594,406    45,316,173    54,292,172
 ============     ============    =============    ============   ============  ===========  ============  ============

  The accompanying notes are an integral part of these financial statements.

                                      A26

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2008 and 2007

                                                                     SUBACCOUNTS
                                   ---------------------------------------------------------------------------------
                                   Credit Suisse Trust Global  American Century VP Value  Franklin Templeton Small-Mid
                                      Small Cap Portfolio                Fund             Cap Growth Securities Fund
                                   ------------------------   --------------------------  ---------------------------
                                    01/01/2008    01/01/2007   01/01/2008    01/01/2007    01/01/2008     01/01/2007
                                        to            to           to            to            to             to
                                    12/31/2008    12/31/2007   12/31/2008    12/31/2007    12/31/2008     12/31/2007
                                   -----------   -----------  ------------  ------------  ------------   -----------
OPERATIONS
  Net investment income
   (loss)......................... $    47,958   $  (295,520) $    406,575  $    137,576  $   (435,424)  $  (639,854)
  Capital gains distributions
   received.......................           0             0     4,749,564     4,646,224     3,908,377     3,336,067
  Realized gain (loss) on shares
   redeemed.......................    (403,644)      474,585    (1,360,665)    1,762,230    (1,465,360)      381,676
  Net change in unrealized gain
   (loss) on investments..........  (7,410,749)   (1,060,958)  (14,806,759)   (9,471,962)  (18,328,557)    1,310,503
                                   -----------   -----------  ------------  ------------  ------------   -----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................  (7,766,435)     (881,893)  (11,011,285)   (2,925,932)  (16,320,964)    4,388,392
                                   -----------   -----------  ------------  ------------  ------------   -----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................      16,164        86,564        27,806       145,436        77,166       101,536
  Annuity Payments................     (19,057)      (24,812)      (64,281)      (78,688)      (75,532)      (42,956)
  Surrenders, withdrawals and
   death benefits.................  (2,020,628)   (3,504,264)   (5,264,884)   (9,858,247)   (4,300,185)   (7,534,257)
  Net transfers between other
   subaccounts or fixed rate
   option.........................     (66,330)     (210,360)   (2,834,214)     (217,327)   (1,043,964)   (1,201,632)
  Withdrawal and other
   charges........................      (6,640)       (8,113)      (14,158)      (16,583)      (15,955)      (18,320)
                                   -----------   -----------  ------------  ------------  ------------   -----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................  (2,096,491)   (3,660,985)   (8,149,731)  (10,025,409)   (5,358,470)   (8,695,629)
                                   -----------   -----------  ------------  ------------  ------------   -----------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................  (9,862,926)   (4,542,878)  (19,161,016)  (12,951,341)  (21,679,434)   (4,307,237)

NET ASSETS
  Beginning of period.............  18,049,710    22,592,588    44,987,103    57,938,444    41,618,057    45,925,294
                                   -----------   -----------  ------------  ------------  ------------   -----------
  End of period................... $ 8,186,784   $18,049,710  $ 25,826,087  $ 44,987,103  $ 19,938,623   $41,618,057
                                   ===========   ===========  ============  ============  ============   ===========

  Beginning units.................  13,308,089    15,775,801    21,699,456    26,126,227    22,772,786    27,563,919
                                   -----------   -----------  ------------  ------------  ------------   -----------
  Units issued....................   1,108,053     1,392,409       943,807     2,186,899     1,293,583     1,712,879
  Units redeemed..................  (2,917,742)   (3,860,121)   (5,403,545)   (6,613,670)   (4,834,643)   (6,504,012)
                                   -----------   -----------  ------------  ------------  ------------   -----------
  Ending units....................  11,498,400    13,308,089    17,239,718    21,699,456    19,231,726    22,772,786
                                   ===========   ===========  ============  ============  ============   ===========

  The accompanying notes are an integral part of these financial statements.

                                      A27

                                           SUBACCOUNTS (Continued)
----------------------------------------------------------------------------------------------------------------
 Prudential Jennison 20/20    Prudential Diversified                                  AllianceBernstein Large Cap
      Focus Portfolio       Conservative Growth Portfolio    Davis Value Portfolio        Growth Portfolio
--------------------------  ----------------------------  --------------------------  --------------------------
 01/01/2008    01/01/2007    01/01/2008     01/01/2007     01/01/2008    01/01/2007    01/01/2008    01/01/2007
     to            to            to             to             to            to            to            to
 12/31/2008    12/31/2007    12/31/2008     12/31/2007     12/31/2008    12/31/2007    12/31/2008    12/31/2007
------------  ------------  ------------   ------------   ------------  ------------  -----------   -----------

$   (523,140) $   (701,975) $  2,588,698   $  2,397,027   $   (222,283) $   (236,664) $   (89,355)  $  (126,855)

   3,837,425     7,217,340     7,545,979      4,660,818        798,974     2,554,998            0             0

     806,947     5,191,052      (756,655)     3,677,205      1,282,630     3,945,085      (52,337)      336,322

 (33,003,666)   (4,331,529)  (34,732,184)    (5,165,473)   (24,753,355)   (3,967,269)  (3,017,145)      823,409
------------  ------------  ------------   ------------   ------------  ------------  -----------   -----------

 (28,882,434)    7,374,888   (25,354,162)     5,569,577    (22,894,034)    2,296,150   (3,158,837)    1,032,876
------------  ------------  ------------   ------------   ------------  ------------  -----------   -----------

     219,448       443,544       239,513        777,610        125,830       151,616       26,163        49,782
    (121,046)      (49,420)     (350,908)      (127,793)       (60,615)     (103,294)     (20,314)      (12,117)

  (8,978,193)  (15,229,173)  (15,779,229)   (19,923,745)    (7,563,029)  (12,202,260)    (994,813)   (2,104,325)

    (472,183)      965,691      (684,583)     3,234,950     (3,089,377)    1,052,933     (103,403)     (163,411)

     (25,953)      (26,980)      (42,154)       (44,753)       (16,200)      (17,098)      (2,563)       (2,930)
------------  ------------  ------------   ------------   ------------  ------------  -----------   -----------

  (9,377,927)  (13,896,338)  (16,617,361)   (16,083,731)   (10,603,391)  (11,118,103)  (1,094,930)   (2,233,001)
------------  ------------  ------------   ------------   ------------  ------------  -----------   -----------

 (38,260,361)   (6,521,450)  (41,971,523)   (10,514,154)   (33,497,425)   (8,821,953)  (4,253,767)   (1,200,125)

  78,699,984    85,221,434   121,479,287    131,993,441     63,255,251    72,077,204    8,527,197     9,727,322
------------  ------------  ------------   ------------   ------------  ------------  -----------   -----------
$ 40,439,623  $ 78,699,984  $ 79,507,764   $121,479,287   $ 29,757,826  $ 63,255,251  $ 4,273,430   $ 8,527,197
============  ============  ============   ============   ============  ============  ===========   ===========

  44,588,199    52,650,757    81,707,989     92,716,714     48,816,764    57,391,108   11,891,126    15,195,034
------------  ------------  ------------   ------------   ------------  ------------  -----------   -----------
   5,484,030     5,492,280     4,975,217      6,056,511      4,120,535     6,355,087    1,294,230     1,512,597
 (11,889,070)  (13,554,838)  (17,554,056)   (17,065,236)   (13,905,688)  (14,929,431)  (3,140,297)   (4,816,505)
------------  ------------  ------------   ------------   ------------  ------------  -----------   -----------
  38,183,159    44,588,199    69,129,150     81,707,989     39,031,611    48,816,764   10,045,059    11,891,126
============  ============  ============   ============   ============  ============  ===========   ===========

  The accompanying notes are an integral part of these financial statements.

                                      A28

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2008 and 2007

                                                                       SUBACCOUNTS
                                   --------------------------------------------------------------------------------------

                                   Prudential SP T.Rowe Price    Prudential SP Davis Value   Prudential SP Small Cap Value
                                   Large - Cap Growth Portfolio          Portfolio                    Portfolio
                                   ---------------------------  ---------------------------  ----------------------------
                                    01/01/2008     01/01/2007     01/01/2008    01/01/2007    01/01/2008     01/01/2007
                                        to             to             to            to            to             to
                                   05/01/2008**    12/31/2007     12/31/2008    12/31/2007    12/31/2008     12/31/2007
                                   ------------   -----------   -------------  ------------  ------------   ------------
OPERATIONS
  Net investment income
   (loss)......................... $   (279,079)  $  (853,627)  $    (278,428) $ (2,140,822) $   (719,939)  $ (1,884,546)
  Capital gains distributions
   received.......................            0             0      11,108,373     7,932,303    15,483,922     11,637,277
  Realized gain (loss) on shares
   redeemed.......................    6,327,720     1,421,093        (334,933)    9,727,778    (7,264,643)     4,577,654
  Net change in unrealized gain
   (loss) on investments..........   (8,848,963)    3,269,914     (95,976,933)   (8,196,204)  (58,840,779)   (23,410,698)
                                   ------------   -----------   -------------  ------------  ------------   ------------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................   (2,800,322)    3,837,380     (85,481,921)    7,323,055   (51,341,439)    (9,080,313)
                                   ------------   -----------   -------------  ------------  ------------   ------------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................       41,369       363,892         671,564     1,976,168       681,899      1,373,512
  Annuity Payments................       (8,283)       (8,546)        (37,283)      (46,340)     (165,591)       (45,269)
  Surrenders, withdrawals and
   death benefits.................   (2,079,534)   (5,297,853)    (17,991,089)  (23,230,304)  (14,735,465)   (22,939,324)
  Net transfers between other
   subaccounts or fixed rate
   option.........................  (53,131,836)     (989,630)     (9,144,789)   (7,750,093)  (11,946,246)    (9,069,516)
  Withdrawal and other
   charges........................      (42,519)     (127,819)       (406,744)     (462,497)     (366,077)      (430,939)
                                   ------------   -----------   -------------  ------------  ------------   ------------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................  (55,220,803)   (6,059,956)    (26,908,341)  (29,513,066)  (26,531,480)   (31,111,536)
                                   ------------   -----------   -------------  ------------  ------------   ------------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................  (58,021,125)   (2,222,576)   (112,390,262)  (22,190,011)  (77,872,919)   (40,191,849)

NET ASSETS
  Beginning of period.............   58,021,125    60,243,701     228,362,951   250,552,962   181,131,595    221,323,444
                                   ------------   -----------   -------------  ------------  ------------   ------------
  End of period................... $          0   $58,021,125   $ 115,972,689  $228,362,951  $103,258,676   $181,131,595
                                   ============   ===========   =============  ============  ============   ============

  Beginning units.................   48,894,915    54,219,489     148,468,885   168,112,891   113,884,318    132,315,502
                                   ------------   -----------   -------------  ------------  ------------   ------------
  Units issued....................    1,299,117     3,560,973       9,436,445     8,423,886     8,285,399      7,252,789
  Units redeemed..................  (50,194,032)   (8,885,547)    (31,003,237)  (28,067,892)  (27,380,085)   (25,683,973)
                                   ------------   -----------   -------------  ------------  ------------   ------------
  Ending units....................            0    48,894,915     126,902,093   148,468,885    94,789,632    113,884,318
                                   ============   ===========   =============  ============  ============   ============

** Date subaccount was no longer available for investment

  The accompanying notes are an integral part of these financial statements.

                                      A29

                                           SUBACCOUNTS (Continued)
----------------------------------------------------------------------------------------------------------------
                                                                                           Janus Aspen Large
 Prudential SP Small Cap    Prudential SP PIMCO Total   Prudential SP PIMCO High Yield         Cap Growth
     Growth Portfolio            Return Portfolio                Portfolio             Portfolio - Service Shares
-------------------------  ---------------------------  -----------------------------  -------------------------
 01/01/2008    01/01/2007    01/01/2008    01/01/2007    01/01/2008      01/01/2007     01/01/2008    01/01/2007
     to            to            to            to            to              to             to            to
05/01/2008**   12/31/2007    12/31/2008    12/31/2007    12/31/2008      12/31/2007     12/31/2008    12/31/2007
------------  -----------  -------------  ------------   ------------   ------------   ------------  -----------

$   (184,345) $  (678,016) $  14,581,339  $ 11,537,861  $  9,199,446    $  9,665,439   $   (199,376) $  (253,778)

           0    1,449,645              0             0       151,308       2,583,607              0            0

   4,147,642    1,643,040     (1,373,771)      328,089    (6,109,135)        112,853         89,464      860,823

  (5,734,953)    (398,660)   (23,236,258)   19,218,370   (43,336,774)     (8,527,837)    (9,205,278)   2,292,064
------------  -----------  -------------  ------------   ------------   ------------   ------------  -----------

  (1,771,656)   2,016,009    (10,028,690)   31,084,320   (40,095,155)      3,834,062     (9,315,190)   2,899,109
------------  -----------  -------------  ------------   ------------   ------------   ------------  -----------

     108,028      411,447      1,520,914     3,008,365       455,858       1,546,975        199,160      218,733
           0       (7,421)      (643,087)      (87,573)     (306,065)        (37,998)       (10,564)           0

  (1,418,029)  (4,190,421)   (48,837,959)  (50,790,162)  (15,515,248)    (17,726,114)    (1,641,851)  (1,756,428)

 (35,224,578)  (1,127,994)    (1,043,571)   12,781,976   (13,070,228)     (2,655,156)      (811,294)     190,567

     (33,687)     (93,886)      (724,159)     (654,673)     (352,477)       (375,592)       (49,401)     (50,718)
------------  -----------  -------------  ------------   ------------   ------------   ------------  -----------

 (36,568,266)  (5,008,275)   (49,727,862)  (35,742,067)  (28,788,160)    (19,247,885)    (2,313,950)  (1,397,846)
------------  -----------  -------------  ------------   ------------   ------------   ------------  -----------

 (38,339,922)  (2,992,266)   (59,756,552)   (4,657,747)  (68,883,315)    (15,413,823)   (11,629,140)   1,501,263

  38,339,922   41,332,188    425,871,092   430,528,839   170,618,204     186,032,027     24,218,614   22,717,351
------------  -----------  -------------  ------------   ------------   ------------   ------------  -----------
$          0  $38,339,922  $ 366,114,540  $425,871,092  $101,734,889    $170,618,204   $ 12,589,474  $24,218,614
============  ===========  =============  ============   ============   ============   ============  ===========

  33,028,538   37,498,281    332,988,738   361,784,987   117,649,440     130,998,155     20,946,118   22,671,183
------------  -----------  -------------  ------------   ------------   ------------   ------------  -----------
     965,178    3,545,936     70,042,750    43,838,500     5,307,502      10,509,825      1,470,403    2,136,014
 (33,993,716)  (8,015,679)  (111,788,615)  (72,634,749)  (27,240,213)    (23,858,540)    (4,301,026)  (3,861,079)
------------  -----------  -------------  ------------   ------------   ------------   ------------  -----------
           0   33,028,538    291,242,873   332,988,738    95,716,729     117,649,440     18,115,495   20,946,118
============  ===========  =============  ============   ============   ============   ============  ===========

  The accompanying notes are an integral part of these financial statements.

                                      A30

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2008 and 2007

                                                                      SUBACCOUNTS
                                   ----------------------------------------------------------------------------------
                                                                                             Prudential SP Strategic
                                   Prudential SP Large Cap Value   Prudential SP AIM Core    Partners Focused Growth
                                            Portfolio                 Equity Portfolio              Portfolio
                                   ----------------------------  -------------------------  -------------------------
                                    01/01/2008     01/01/2007     01/01/2008    01/01/2007   01/01/2008    01/01/2007
                                        to             to             to            to           to            to
                                   05/01/2008**    12/31/2007    05/01/2008**   12/31/2007   12/31/2008    12/31/2007
                                   ------------   ------------   ------------  -----------  ------------  -----------
OPERATIONS
  Net investment income
   (loss)......................... $   (390,204)  $    (62,016)  $   (140,123) $  (167,398) $   (374,964) $  (473,973)
  Capital gains distributions
   received.......................            0      5,486,832              0      272,889     1,776,051    1,143,821
  Realized gain (loss) on shares
   redeemed.......................    7,897,675      5,002,904      5,286,444    1,245,905      (240,321)   1,026,654
  Net change in unrealized gain
   (loss) on investments..........  (10,838,051)   (13,929,183)    (5,604,938)     381,256   (12,021,009)   2,022,933
                                   ------------   ------------   ------------  -----------  ------------  -----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................   (3,330,580)    (3,501,463)      (458,617)   1,732,652   (10,860,243)   3,719,435
                                   ------------   ------------   ------------  -----------  ------------  -----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................       51,276        498,612         50,660      569,439       168,969      208,214
  Annuity Payments................            0        (21,630)             0            0        (4,756)     (12,073)
  Surrenders, withdrawals and
   death benefits.................   (2,497,295)   (10,334,103)    (1,046,223)  (2,478,559)   (2,209,524)  (3,403,580)
  Net transfers between other
   subaccounts or fixed rate
   option.........................  (75,884,907)    (5,806,637)   (26,230,079)  (1,590,330)   (1,290,133)  (1,566,146)
  Withdrawal and other
   charges........................      (48,172)      (165,563)       (17,442)     (52,244)      (56,224)     (59,815)
                                   ------------   ------------   ------------  -----------  ------------  -----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................  (78,379,098)   (15,829,321)   (27,243,084)  (3,551,694)   (3,391,668)  (4,833,400)
                                   ------------   ------------   ------------  -----------  ------------  -----------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................  (81,709,678)   (19,330,784)   (27,701,701)  (1,819,042)  (14,251,911)  (1,113,965)

NET ASSETS
  Beginning of period.............   81,709,678    101,040,462     27,701,701   29,520,743    29,675,223   30,789,188
                                   ------------   ------------   ------------  -----------  ------------  -----------
  End of period................... $          0   $ 81,709,678   $          0  $27,701,701  $ 15,423,312  $29,675,223
                                   ============   ============   ============  ===========  ============  ===========

  Beginning units.................   56,357,529     67,052,844     22,730,048   25,836,972    24,364,702   28,856,523
                                   ------------   ------------   ------------  -----------  ------------  -----------
  Units issued....................    1,615,984      2,750,444        365,817    1,882,040     2,347,310    2,201,845
  Units redeemed..................  (57,973,513)   (13,445,759)   (23,095,865)  (4,988,964)   (5,924,618)  (6,693,666)
                                   ------------   ------------   ------------  -----------  ------------  -----------
  Ending units....................            0     56,357,529              0   22,730,048    20,787,394   24,364,702
                                   ============   ============   ============  ===========  ============  ===========

** Date subaccount was no longer available for investment

  The accompanying notes are an integral part of these financial statements.

                                      A31

                                              SUBACCOUNTS (Continued)
-------------------------------------------------------------------------------------------------------------------

Prudential SP Mid Cap Growth SP Prudential U.S. Emerging  Prudential SP Conservative   Prudential SP Balanced Asset
         Portfolio                Growth Portfolio        Asset Allocation Portfolio       Allocation Portfolio
--------------------------   --------------------------  ---------------------------  ------------------------------
 01/01/2008     01/01/2007    01/01/2008    01/01/2007     01/01/2008    01/01/2007     01/01/2008      01/01/2007
     to             to            to            to             to            to             to              to
 12/31/2008     12/31/2007    12/31/2008    12/31/2007     12/31/2008    12/31/2007     12/31/2008      12/31/2007
------------   ------------  ------------  ------------  -------------  ------------  --------------  --------------

$ (1,195,821)  $ (1,463,690) $ (1,520,006) $ (2,009,119) $   6,957,421  $  7,209,155  $    6,887,905  $    4,759,019

  17,581,821      8,158,264    19,702,609    14,415,918     25,820,952    12,540,190      76,023,305      34,480,040

  (2,421,219)     4,684,928    (1,886,531)    7,113,662     (2,342,526)   13,410,731      (5,314,509)     35,031,542

 (53,225,166)     2,414,821   (66,598,860)    2,220,897   (147,590,517)    9,390,927    (421,950,834)     16,410,384
------------   ------------  ------------  ------------  -------------  ------------  --------------  --------------

 (39,260,385)    13,794,323   (50,302,788)   21,741,358   (117,154,670)   42,551,003    (344,354,133)     90,680,985
------------   ------------  ------------  ------------  -------------  ------------  --------------  --------------


     419,841        502,863       819,429     1,400,173      3,043,242     5,138,778       6,764,568      13,045,895
     (72,612)       (10,057)       (2,331)      (40,262)      (294,372)     (231,791)       (151,227)       (229,203)

  (8,365,130)   (10,586,721)  (11,842,639)  (15,636,221)   (62,019,827)  (58,186,036)   (102,952,342)   (108,882,830)

  (5,802,911)    (6,720,697)  (11,822,769)  (10,111,979)   (11,292,430)   (2,969,298)    (59,359,299)    (26,514,324)

    (203,336)      (239,136)     (294,307)     (319,603)      (867,789)     (905,299)     (2,065,440)     (2,187,074)
------------   ------------  ------------  ------------  -------------  ------------  --------------  --------------

 (14,024,148)   (17,044,748)  (23,142,617)  (24,707,892)   (71,431,176)  (57,153,646)   (157,763,740)   (124,767,536)
------------   ------------  ------------  ------------  -------------  ------------  --------------  --------------

 (53,284,533)    (3,250,425)  (73,445,405)   (2,966,534)  (188,585,846)  (14,602,643)   (502,117,873)    (34,086,551)

 100,293,155    103,543,580   151,174,825   154,141,359    578,395,432   592,998,075   1,246,648,017   1,280,734,568
------------   ------------  ------------  ------------  -------------  ------------  --------------  --------------
$ 47,008,622   $100,293,155  $ 77,729,420  $151,174,825  $ 389,809,586  $578,395,432  $  744,530,144  $1,246,648,017
============   ============  ============  ============  =============  ============  ==============  ==============

  83,211,649     99,309,567    87,699,272   103,548,936    339,433,316   376,139,981     645,652,884     710,506,570
------------   ------------  ------------  ------------  -------------  ------------  --------------  --------------
   4,548,137      6,141,128     6,407,896     6,763,198     27,715,207    22,670,512      27,510,053      40,970,247
 (19,328,326)   (22,239,046)  (22,864,124)  (22,612,862)   (82,693,560)  (59,377,177)   (127,564,634)   (105,823,933)
------------   ------------  ------------  ------------  -------------  ------------  --------------  --------------
  68,431,460     83,211,649    71,243,044    87,699,272    284,454,963   339,433,316     545,598,303     645,652,884
============   ============  ============  ============  =============  ============  ==============  ==============

  The accompanying notes are an integral part of these financial statements.

                                      A32

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2008 and 2007

                                                                         SUBACCOUNTS
                                   --------------------------------------------------------------------------------------
                                                                    Prudential SP Aggressive
                                     Prudential SP Growth Asset      Growth Asset Allocation   Prudential SP International
                                        Allocation Portfolio                Portfolio               Growth Portfolio
                                   ------------------------------  --------------------------  --------------------------
                                     01/01/2008      01/01/2007     01/01/2008    01/01/2007    01/01/2008    01/01/2007
                                         to              to             to            to            to            to
                                     12/31/2008      12/31/2007     12/31/2008    12/31/2007    12/31/2008    12/31/2007
                                   --------------  --------------  ------------  ------------  ------------  ------------
OPERATIONS
  Net investment income
   (loss)......................... $   (1,110,764) $   (4,674,314) $   (658,799) $ (1,233,180) $     34,300  $ (1,016,091)
  Capital gains distributions
   received.......................     84,135,302      37,774,038    12,023,550     6,725,749    16,605,937    15,345,981
  Realized gain (loss) on shares
   redeemed.......................     (4,543,113)     42,938,049        27,781     6,522,339    (4,083,619)    5,669,869
  Net change in unrealized gain
   (loss) on investments..........   (452,356,420)      2,676,997   (70,283,856)     (624,748)  (66,896,536)   (2,403,052)
                                   --------------  --------------  ------------  ------------  ------------  ------------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................   (373,874,995)     78,714,770   (58,891,324)   11,390,160   (54,339,918)   17,596,707
                                   --------------  --------------  ------------  ------------  ------------  ------------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................      4,975,069      10,953,284       739,445       915,929       490,714     1,016,682
  Annuity Payments................              0        (244,261)            0             0        (9,136)      (10,995)
  Surrenders, withdrawals and
   death benefits.................    (69,316,344)    (86,923,142)   (9,330,616)  (13,697,907)   (7,857,629)   (9,953,965)
  Net transfers between other
   subaccounts or fixed rate
   option.........................    (60,556,901)    (60,904,749)  (10,498,776)   (7,171,631)   (4,002,998)    2,218,953
  Withdrawal and other
   charges........................     (2,018,990)     (2,241,291)     (417,000)     (483,464)     (184,314)     (204,207)
                                   --------------  --------------  ------------  ------------  ------------  ------------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................   (126,917,166)   (139,360,159)  (19,506,947)  (20,437,073)  (11,563,363)   (6,933,532)
                                   --------------  --------------  ------------  ------------  ------------  ------------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................   (500,792,161)    (60,645,389)  (78,398,271)   (9,046,913)  (65,903,281)   10,663,175

NET ASSETS
  Beginning of period.............  1,076,920,430   1,137,565,819   150,328,314   159,375,227   114,846,110   104,182,935
                                   --------------  --------------  ------------  ------------  ------------  ------------
  End of period................... $  576,128,269  $1,076,920,430  $ 71,930,043  $150,328,314  $ 48,942,829  $114,846,110
                                   ==============  ==============  ============  ============  ============  ============

  Beginning units.................    486,655,639     550,336,999    87,310,185   100,341,179    63,064,027    67,133,774
                                   --------------  --------------  ------------  ------------  ------------  ------------
  Units issued....................     14,819,371      30,774,589     1,694,407     1,652,478     8,979,449    11,172,847
  Units redeemed..................    (90,966,225)    (94,455,949)  (15,742,142)  (14,683,472)  (17,685,768)  (15,242,594)
                                   --------------  --------------  ------------  ------------  ------------  ------------
  Ending units....................    410,508,785     486,655,639    73,262,450    87,310,185    54,357,708    63,064,027
                                   ==============  ==============  ============  ============  ============  ============

  The accompanying notes are an integral part of these financial statements.

                                      A33

                                      SUBACCOUNTS (Continued)
---------------------------------------------------------------------------------------------------

Prudential SP International Evergreen VA Diversified
      Value Portfolio        Capital Builder Fund    Evergreen VA Growth Fund Evergreen VA Omega Fund
--------------------------  ----------------------   ----------------------   -----------------------
 01/01/2008    01/01/2007   01/01/2008   01/01/2007  01/01/2008   01/01/2007   01/01/2008  01/01/2007
     to            to           to           to          to           to           to          to
 12/31/2008    12/31/2007   12/31/2008   12/31/2007  12/31/2008   12/31/2007   12/31/2008  12/31/2007
------------  ------------  ----------   ----------  ----------   ----------  -----------  ----------

$    926,173  $    476,035  $  (18,374)  $   30,832  $  (18,094)  $  (24,686) $   (39,298) $  (34,401)

  13,067,129    22,164,851           0            0           0      279,525            0           0

  (4,093,454)    8,244,609     (12,866)      16,918     (56,739)      29,756       53,579     117,524

 (55,995,996)  (13,612,295)   (541,866)      12,696    (499,792)    (157,382)    (762,410)    199,252
------------  ------------  ----------   ----------  ----------   ----------  -----------  ----------

 (46,096,148)   17,273,200    (573,106)      60,446    (574,625)     127,213     (748,129)    282,375
------------  ------------  ----------   ----------  ----------   ----------  -----------  ----------

     543,158     3,102,224         246       27,521       4,567        1,184        5,967       5,572
     (19,991)            0           0            0           0            0            0           0

  (7,258,758)   (9,193,274)    (40,245)     (61,344)   (106,871)     (66,652)    (141,809)   (267,326)

 (13,511,521)   (1,879,706)    (32,418)      (5,036)    (28,158)     (28,461)    (246,310)   (153,767)

    (204,859)     (237,141)     (2,215)      (2,438)     (1,945)      (2,290)      (6,047)     (6,668)
------------  ------------  ----------   ----------  ----------   ----------  -----------  ----------

 (20,451,971)   (8,207,897)    (74,632)     (41,297)   (132,407)     (96,219)    (388,199)   (422,189)
------------  ------------  ----------   ----------  ----------   ----------  -----------  ----------

 (66,548,119)    9,065,303    (647,738)      19,149    (707,032)      30,994   (1,136,328)   (139,814)

 116,626,234   107,560,931   1,290,125    1,270,976   1,417,389    1,386,395    2,821,807   2,961,621
------------  ------------  ----------   ----------  ----------   ----------  -----------  ----------
$ 50,078,115  $116,626,234  $  642,387   $1,290,125  $  710,357   $1,417,389  $ 1,685,479  $2,821,807
============  ============  ==========   ==========  ==========   ==========  ===========  ==========

  60,178,743    64,526,904     940,462      971,396     753,568      804,833    1,719,713   1,985,784
------------  ------------  ----------   ----------  ----------   ----------  -----------  ----------
   4,351,944    11,379,482      81,666       39,260      70,632        7,137       24,805      37,578
 (18,047,122)  (15,727,643)   (148,205)     (70,194)   (171,070)     (58,402)    (308,624)   (303,649)
------------  ------------  ----------   ----------  ----------   ----------  -----------  ----------
  46,483,565    60,178,743     873,923      940,462     653,130      753,568    1,435,894   1,719,713
============  ============  ==========   ==========  ==========   ==========  ===========  ==========

  The accompanying notes are an integral part of these financial statements.

                                      A34

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2008 and 2007

                                                                   SUBACCOUNTS
                                   ----------------------------------------------------------------------------
                                     Evergreen VA Special    Evergreen VA International Evergreen VA Fundamental
                                          Values Fund              Equity Fund               Large Cap Fund
                                   ------------------------  -------------------------  -----------------------
                                    01/01/2008   01/01/2007   01/01/2008   01/01/2007    01/01/2008  01/01/2007
                                        to           to           to           to            to          to
                                    12/31/2008   12/31/2007   12/31/2008   12/31/2007    12/31/2008  12/31/2007
                                   -----------  -----------  -----------   ----------   -----------  ----------
OPERATIONS
  Net investment income
   (loss)......................... $   (23,872) $   (13,300) $   (30,312)  $   15,779   $    (9,686) $  (24,486)
  Capital gains distributions
   received.......................           0      603,225       51,280      165,768             0     323,178
  Realized gain (loss) on shares
   redeemed.......................    (350,483)      67,840      (59,569)      93,036       (60,923)    100,420
  Net change in unrealized gain
   (loss) on investments..........    (707,876)  (1,062,518)    (914,639)      (4,449)   (1,268,492)   (136,066)
                                   -----------  -----------  -----------   ----------   -----------  ----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................  (1,082,231)    (404,753)    (953,240)     270,134    (1,339,101)    263,046
                                   -----------  -----------  -----------   ----------   -----------  ----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................       4,441        9,386        3,741        9,225         5,798      20,538
  Annuity Payments................           0            0            0            0             0           0
  Surrenders, withdrawals and
   death benefits.................    (167,479)    (360,465)     (97,784)    (259,590)     (168,900)   (216,891)
  Net transfers between other
   subaccounts or fixed rate
   option.........................    (935,523)     151,850      (99,203)      55,783      (278,499)   (116,142)
  Withdrawal and other
   charges........................      (8,744)     (10,788)      (3,220)      (3,300)       (8,525)     (8,652)
                                   -----------  -----------  -----------   ----------   -----------  ----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................  (1,107,305)    (210,017)    (196,466)    (197,882)     (450,126)   (321,147)
                                   -----------  -----------  -----------   ----------   -----------  ----------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................  (2,189,536)    (614,770)  (1,149,706)      72,252    (1,789,227)    (58,101)

NET ASSETS
  Beginning of period.............   4,175,375    4,790,145    2,265,045    2,192,793     4,082,077   4,140,178
                                   -----------  -----------  -----------   ----------   -----------  ----------
  End of period................... $ 1,985,839  $ 4,175,375  $ 1,115,339   $2,265,045   $ 2,292,850  $4,082,077
                                   ===========  ===========  ===========   ==========   ===========  ==========

  Beginning units.................   2,396,456    2,499,178      118,621      129,829       288,937     312,057
                                   -----------  -----------  -----------   ----------   -----------  ----------
  Units issued....................     201,388      165,187        6,647        6,992        11,962       3,948
  Units redeemed..................    (910,881)    (267,909)     (23,709)     (18,200)      (55,332)    (27,068)
                                   -----------  -----------  -----------   ----------   -----------  ----------
  Ending units....................   1,686,963    2,396,456      101,559      118,621       245,567     288,937
                                   ===========  ===========  ===========   ==========   ===========  ==========

  The accompanying notes are an integral part of these financial statements.

                                      A35

                                        SUBACCOUNTS (Continued)
------------------------------------------------------------------------------------------------------
  AST AllianceBernstein     AST American Century    AST Schroders Multi Asset  AST Cohen & Steers Realty
Growth & Income Portfolio Income & Growth Portfolio World Strategies Portfolio         Portfolio
------------------------  -----------------------   -------------------------  ------------------------
 01/01/2008   01/01/2007   01/01/2008   01/01/2007   01/01/2008    01/01/2007   01/01/2008   01/01/2007
     to           to           to           to           to            to           to           to
 12/31/2008   12/31/2007   12/31/2008   12/31/2007   12/31/2008    12/31/2007   12/31/2008   12/31/2007
-----------  -----------  -----------   ----------  ------------  -----------  -----------  -----------

$    (3,536) $   (53,150) $    36,785   $   41,027  $       (316) $   123,019  $   487,542  $   420,359

  1,233,498      463,061            0            0     2,476,154      775,012    8,415,317    3,766,843

 (1,225,156)     206,683     (529,470)     145,146    (7,064,954)     110,635   (5,328,734)     447,685

 (6,144,410)    (405,829)  (2,684,843)    (465,991)   (5,451,107)    (582,519)  (9,923,500)  (9,658,775)
-----------  -----------  -----------   ----------  ------------  -----------  -----------  -----------

 (6,139,604)     210,765   (3,177,528)    (279,818)  (10,040,223)     426,147   (6,349,375)  (5,023,888)
-----------  -----------  -----------   ----------  ------------  -----------  -----------  -----------

  2,100,585    5,521,690    1,786,870    2,324,439    30,210,253   14,172,365    1,292,816    4,725,886
          0            0            0            0             0            0            0            0

   (263,418)    (523,339)    (408,201)    (366,223)     (775,914)    (246,664)  (1,006,937)  (2,131,307)

 (1,189,240)   2,223,583       16,873    1,322,584   (13,038,425)   1,014,431     (159,763)  (2,341,276)

    (12,515)      (8,729)     (14,187)     (10,571)      (38,356)      (6,372)     (28,265)     (30,575)
-----------  -----------  -----------   ----------  ------------  -----------  -----------  -----------

    635,412    7,213,205    1,381,355    3,270,229    16,357,558   14,933,760       97,851      222,728
-----------  -----------  -----------   ----------  ------------  -----------  -----------  -----------

 (5,504,192)   7,423,970   (1,796,173)   2,990,411     6,317,335   15,359,907   (6,251,524)  (4,801,160)

 14,250,692    6,826,722    8,118,549    5,128,138    18,235,214    2,875,307   16,506,450   21,307,610
-----------  -----------  -----------   ----------  ------------  -----------  -----------  -----------
$ 8,746,500  $14,250,692  $ 6,322,376   $8,118,549  $ 24,552,549  $18,235,214  $10,254,926  $16,506,450
===========  ===========  ===========   ==========  ============  ===========  ===========  ===========

  1,199,878      586,773      715,290      436,588     1,579,261      261,054    1,383,856    1,358,480
-----------  -----------  -----------   ----------  ------------  -----------  -----------  -----------
    548,707      814,402      442,504      419,546     5,449,399    2,022,538      663,627      818,719
   (480,720)    (201,297)    (284,665)    (140,844)   (3,914,678)    (704,331)    (667,607)    (793,343)
-----------  -----------  -----------   ----------  ------------  -----------  -----------  -----------
  1,267,865    1,199,878      873,129      715,290     3,113,982    1,579,261    1,379,876    1,383,856
===========  ===========  ===========   ==========  ============  ===========  ===========  ===========

  The accompanying notes are an integral part of these financial statements.

                                      A36

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2008 and 2007

                                                                    SUBACCOUNTS
                                   -------------------------------------------------------------------------------
                                     AST UBS Dynamic Alpha     AST DeAM Large-Cap Value    AST Neuberger Berman
                                           Portfolio                  Portfolio          Small-Cap Growth Portfolio
                                   -------------------------  -------------------------  -------------------------
                                    01/01/2008    01/01/2007   01/01/2008    01/01/2007   01/01/2008   01/01/2007
                                        to            to           to            to           to           to
                                    12/31/2008    12/31/2007   12/31/2008    12/31/2007   12/31/2008   12/31/2007
                                   ------------  -----------  ------------  -----------  -----------   ----------
OPERATIONS
  Net investment income
   (loss)......................... $ (1,456,776) $   (68,437) $     93,159  $  (127,281) $   (73,877)  $  (64,788)
  Capital gains distributions
   received.......................    3,983,994            0     1,947,130    1,522,062            0            0
  Realized gain (loss) on shares
   redeemed.......................  (14,615,131)      75,672    (2,138,116)     677,135     (204,516)      59,979
  Net change in unrealized gain
   (loss) on investments..........  (15,876,715)  (1,086,609)   (5,916,354)  (2,366,393)  (2,181,176)     573,788
                                   ------------  -----------  ------------  -----------  -----------   ----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................  (27,964,628)  (1,079,374)   (6,014,181)    (294,477)  (2,459,569)     568,979
                                   ------------  -----------  ------------  -----------  -----------   ----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................  111,020,865   29,277,252     1,014,129    7,819,882      645,805    1,150,907
  Annuity Payments................            0            0             0            0            0            0
  Surrenders, withdrawals and
   death benefits.................   (2,224,722)    (431,507)     (576,917)    (925,392)    (166,272)    (265,415)
  Net transfers between other
   subaccounts or fixed rate
   option.........................   (7,077,160)   7,946,826    (6,320,268)  (5,052,371)    (366,121)   1,288,714
  Withdrawal and other
   charges........................     (147,539)      (7,020)      (18,847)     (18,962)      (6,807)      (4,341)
                                   ------------  -----------  ------------  -----------  -----------   ----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................  101,571,444   36,785,551    (5,901,903)   1,823,157      106,605    2,169,865
                                   ------------  -----------  ------------  -----------  -----------   ----------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................   73,606,816   35,706,177   (11,916,084)   1,528,680   (2,352,964)   2,738,844

NET ASSETS
  Beginning of period.............   39,597,388    3,891,211    20,277,318   18,748,638    5,667,073    2,928,229
                                   ------------  -----------  ------------  -----------  -----------   ----------
  End of period................... $113,204,204  $39,597,388  $  8,361,234  $20,277,318  $ 3,314,109   $5,667,073
                                   ============  ===========  ============  ===========  ===========   ==========

  Beginning units.................    3,548,377      342,751     1,645,958    1,480,585      466,332      273,848
                                   ------------  -----------  ------------  -----------  -----------   ----------
  Units issued....................   23,953,143    5,295,754       289,001    1,018,106      277,501      276,150
  Units redeemed..................  (14,794,547)  (2,090,128)     (813,893)    (852,733)    (257,273)     (83,666)
                                   ------------  -----------  ------------  -----------  -----------   ----------
  Ending units....................   12,706,973    3,548,377     1,121,066    1,645,958      486,560      466,332
                                   ============  ===========  ============  ===========  ===========   ==========

  The accompanying notes are an integral part of these financial statements.

                                      A37

                                       SUBACCOUNTS (Continued)
--------------------------------------------------------------------------------------------------------
AST DeAM Small-Cap Value                            AST Federated Aggressive
        Portfolio         AST High Yield Portfolio      Growth Portfolio      AST Mid-Cap Value Portfolio
------------------------  ------------------------  ------------------------  --------------------------
 01/01/2008   01/01/2007   01/01/2008   01/01/2007   01/01/2008   01/01/2007   01/01/2008    01/01/2007
     to           to           to           to           to           to           to            to
07/18/2008**  12/31/2007   12/31/2008   12/31/2007   12/31/2008   12/31/2007   12/31/2008    12/31/2007
------------ -----------  -----------  -----------  -----------  -----------   -----------   ----------

$    63,324  $   (33,274) $   574,416  $   720,757  $  (126,885) $  (177,069) $   (29,628)   $  (72,696)

          0      792,631            0            0    1,623,006    1,089,226      210,089       163,908

 (2,036,468)      33,809     (642,248)     178,816   (1,245,181)     351,320     (467,887)       79,518

  1,554,319   (1,908,008)  (2,233,736)    (833,723)  (4,832,683)    (414,145)  (2,030,142)     (200,240)
-----------  -----------  -----------  -----------  -----------  -----------   -----------   ----------

   (418,825)  (1,114,842)  (2,301,568)      65,850   (4,581,743)     849,332   (2,317,568)      (29,510)
-----------  -----------  -----------  -----------  -----------  -----------   -----------   ----------


    179,260    2,050,321      942,721    1,742,674      979,418    2,734,617      510,221     1,723,735
          0         (953)           0       (2,089)           0            0            0             0

    (77,397)    (284,378)    (637,316)    (557,537)    (476,633)    (766,297)    (220,500)     (367,470)

 (4,566,693)      44,191     (607,106)  (1,005,249)  (2,262,009)     429,452     (496,383)      253,697

     (5,197)      (8,508)     (12,792)     (11,569)     (15,645)     (16,763)      (9,790)       (8,239)
-----------  -----------  -----------  -----------  -----------  -----------   -----------   ----------

 (4,470,027)   1,800,673     (314,493)     166,230   (1,774,869)   2,381,009     (216,452)    1,601,723
-----------  -----------  -----------  -----------  -----------  -----------   -----------   ----------

 (4,888,852)     685,831   (2,616,061)     232,080   (6,356,612)   3,230,342   (2,534,020)    1,572,213

  4,888,852    4,203,021    8,670,397    8,438,317   11,436,497    8,206,156    6,093,465     4,521,252
-----------  -----------  -----------  -----------  -----------  -----------   -----------   ----------
$         0  $ 4,888,852  $ 6,054,336  $ 8,670,397  $ 5,079,885  $11,436,497  $ 3,559,445    $6,093,465
===========  ===========  ===========  ===========  ===========  ===========   ===========   ==========

    532,811      360,678      806,798      790,173      898,714      686,881      539,593       395,509
-----------  -----------  -----------  -----------  -----------  -----------   -----------   ----------
     69,123      305,444      297,026      373,905      290,386      489,173      204,521       281,252
   (601,934)    (133,311)    (334,356)    (357,280)    (448,579)    (277,340)    (225,004)     (137,168)
-----------  -----------  -----------  -----------  -----------  -----------   -----------   ----------
          0      532,811      769,468      806,798      740,521      898,714      519,110       539,593
===========  ===========  ===========  ===========  ===========  ===========   ===========   ==========

  The accompanying notes are an integral part of these financial statements.

                                      A38

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2008 and 2007

                                                                    SUBACCOUNTS
                                   ----------------------------------------------------------------------------
                                                                 AST Goldman Sachs         AST Goldman Sachs
                                      AST Small-Cap Value       Concentrated Growth         Mid-Cap Growth
                                           Portfolio                 Portfolio                 Portfolio
                                   ------------------------  ------------------------  ------------------------
                                    01/01/2008   01/01/2007   01/01/2008   01/01/2007   01/01/2008   01/01/2007
                                        to           to           to           to           to           to
                                    12/31/2008   12/31/2007   12/31/2008   12/31/2007   12/31/2008   12/31/2007
                                   -----------  -----------  -----------  -----------  -----------  -----------
OPERATIONS
  Net investment income
   (loss)......................... $   (60,018) $   (79,737) $  (146,939) $  (142,373) $  (158,851) $  (148,875)
  Capital gains distributions
   received.......................   1,338,976    1,307,198            0            0    1,953,917            0
  Realized gain (loss) on shares
   redeemed.......................  (1,448,775)     282,806     (774,895)     234,792     (778,082)     224,110
  Net change in unrealized gain
   (loss) on investments..........  (4,862,121)  (2,476,936)  (4,201,937)     594,826   (5,977,164)   1,024,063
                                   -----------  -----------  -----------  -----------  -----------  -----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................  (5,031,938)    (966,669)  (5,123,771)     687,245   (4,960,180)   1,099,298
                                   -----------  -----------  -----------  -----------  -----------  -----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................     737,348    3,018,663    2,217,823    3,650,926    1,631,845    3,076,566
  Annuity Payments................           0            0            0            0            0            0
  Surrenders, withdrawals and
   death benefits.................    (419,914)    (641,998)    (299,035)    (244,309)    (346,456)    (397,398)
  Net transfers between other
   subaccounts or fixed rate
   option.........................   4,562,052     (104,159)  (1,353,116)   3,200,246     (925,647)   2,041,110
  Withdrawal and other
   charges........................     (23,500)     (17,031)     (15,075)     (11,902)     (16,631)     (11,526)
                                   -----------  -----------  -----------  -----------  -----------  -----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................   4,855,986    2,255,475      550,597    6,594,961      343,111    4,708,752
                                   -----------  -----------  -----------  -----------  -----------  -----------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................    (175,952)   1,288,806   (4,573,174)   7,282,206   (4,617,069)   5,808,050

NET ASSETS
  Beginning of period.............  11,457,030   10,168,224   12,623,686    5,341,480   11,534,553    5,726,503
                                   -----------  -----------  -----------  -----------  -----------  -----------
  End of period................... $11,281,078  $11,457,030  $ 8,050,512  $12,623,686  $ 6,917,484  $11,534,553
                                   ===========  ===========  ===========  ===========  ===========  ===========

  Beginning units.................   1,042,991      825,836    1,012,604      469,809      918,532      526,092
                                   -----------  -----------  -----------  -----------  -----------  -----------
  Units issued....................     983,441      580,864      808,087      788,748      491,206      609,321
  Units redeemed..................    (520,244)    (363,709)    (705,440)    (245,953)    (456,322)    (216,881)
                                   -----------  -----------  -----------  -----------  -----------  -----------
  Ending units....................   1,506,188    1,042,991    1,115,251    1,012,604      953,416      918,532
                                   ===========  ===========  ===========  ===========  ===========  ===========

  The accompanying notes are an integral part of these financial statements.

                                      A39

                                        SUBACCOUNTS (Continued)
-------------------------------------------------------------------------------------------------------

   AST Large-Cap Value       AST Lord Abbett Bond-   AST Marsico Capital Growth
        Portfolio             Debenture Portfolio            Portfolio          AST MFS Growth Portfolio
-------------------------  ------------------------  -------------------------  -----------------------
 01/01/2008    01/01/2007   01/01/2008   01/01/2007   01/01/2008    01/01/2007   01/01/2008  01/01/2007
     to            to           to           to           to            to           to          to
 12/31/2008    12/31/2007   12/31/2008   12/31/2007   12/31/2008    12/31/2007   12/31/2008  12/31/2007
------------  -----------  -----------  -----------  ------------  -----------  -----------  ----------

$    330,708  $   (87,209) $   886,689  $   650,962  $   (476,560) $  (416,528) $   (93,564) $  (82,745)

   4,163,790      464,781      470,060       58,143     2,238,894            0            0           0

  (3,893,896)     503,082   (1,033,795)     163,472    (2,202,573)     578,466     (343,949)    115,517

 (35,722,633)  (1,696,825)  (3,815,319)    (411,829)  (25,153,768)   3,022,114   (2,627,646)    562,164
------------  -----------  -----------  -----------  ------------  -----------  -----------  ----------

 (35,122,031)    (816,171)  (3,492,365)     460,748   (25,594,007)   3,184,052   (3,065,159)    594,936
------------  -----------  -----------  -----------  ------------  -----------  -----------  ----------

   1,599,957    2,854,116      696,584    2,207,740     3,325,259    4,983,692    1,385,086   1,666,606
     (15,267)           0            0       (2,144)            0            0            0           0

  (4,898,845)    (927,674)    (694,074)    (657,789)   (2,784,669)  (1,488,981)    (234,815)   (357,895)

  70,928,588     (762,718)    (957,868)   3,230,830    23,829,845    6,596,287      628,570   1,122,836

    (110,544)     (23,209)     (17,630)     (14,138)      (75,330)     (33,657)     (14,390)     (9,985)
------------  -----------  -----------  -----------  ------------  -----------  -----------  ----------

  67,503,889    1,140,515     (972,988)   4,764,499    24,295,105   10,057,341    1,764,451   2,421,562
------------  -----------  -----------  -----------  ------------  -----------  -----------  ----------

  32,381,858      324,344   (4,465,353)   5,225,247    (1,298,902)  13,241,393   (1,300,708)  3,016,498

  16,499,715   16,175,371   14,416,077    9,190,830    34,477,958   21,236,565    6,622,678   3,606,180
------------  -----------  -----------  -----------  ------------  -----------  -----------  ----------
$ 48,881,573  $16,499,715  $ 9,950,724  $14,416,077  $ 33,179,056  $34,477,958  $ 5,321,970  $6,622,678
============  ===========  ===========  ===========  ============  ===========  ===========  ==========

   1,453,309    1,335,896    1,291,635      856,639     2,731,660    1,873,849      520,711     316,445
------------  -----------  -----------  -----------  ------------  -----------  -----------  ----------
   7,849,961      472,354      409,988      702,356     3,217,488    1,301,123      511,066     291,359
  (1,954,000)    (354,941)    (519,030)    (267,360)   (1,241,253)    (443,312)    (357,598)    (87,093)
------------  -----------  -----------  -----------  ------------  -----------  -----------  ----------
   7,349,270    1,453,309    1,182,593    1,291,635     4,707,895    2,731,660      674,179     520,711
============  ===========  ===========  ===========  ============  ===========  ===========  ==========

  The accompanying notes are an integral part of these financial statements.

                                      A40

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2008 and 2007

                                                                     SUBACCOUNTS
                                   ------------------------------------------------------------------------------
                                      AST Neuberger Berman      AST Neuberger Berman/     AST PIMCO Limited Maturity
                                    Mid-Cap Growth Portfolio  LSV Mid-Cap Value Portfolio      Bond Portfolio
                                   -------------------------  -------------------------   ------------------------
                                    01/01/2008    01/01/2007   01/01/2008     01/01/2007   01/01/2008    01/01/2007
                                        to            to           to             to           to            to
                                    12/31/2008    12/31/2007   12/31/2008     12/31/2007   12/31/2008    12/31/2007
                                   ------------  -----------  ------------   -----------  -----------   -----------
OPERATIONS
  Net investment income
   (loss)......................... $   (285,870) $  (302,079) $      7,978   $  (191,805) $   800,753   $   387,257
  Capital gains distributions
   received.......................            0            0     1,138,047     3,010,159            0             0
  Realized gain (loss) on shares
   redeemed.......................     (539,371)     726,631    (2,091,689)      137,587     (505,976)       97,171
  Net change in unrealized gain
   (loss) on investments..........   (8,624,461)   2,388,846    (7,409,530)   (3,035,117)    (887,776)        6,161
                                   ------------  -----------  ------------   -----------  -----------   -----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................   (9,449,702)   2,813,398    (8,355,194)      (79,176)    (592,999)      490,589
                                   ------------  -----------  ------------   -----------  -----------   -----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................    1,356,649    5,400,456     1,304,364     3,178,216    2,914,594     1,554,371
  Annuity Payments................            0            0             0             0            0             0
  Surrenders, withdrawals and
   death benefits.................     (823,747)    (872,278)   (1,068,651)   (1,253,911)  (8,842,834)   (1,672,874)
  Net transfers between other
   subaccounts or fixed rate
   option.........................   (3,740,555)   5,357,220    (1,937,411)      614,999   24,767,480     2,888,855
  Withdrawal and other
   charges........................      (23,292)     (18,255)      (30,117)      (29,634)     (37,641)      (19,153)
                                   ------------  -----------  ------------   -----------  -----------   -----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................   (3,230,945)   9,867,143    (1,731,815)    2,509,670   18,801,599     2,751,199
                                   ------------  -----------  ------------   -----------  -----------   -----------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................  (12,680,647)  12,680,541   (10,087,009)    2,430,494   18,208,600     3,241,788

NET ASSETS
  Beginning of period.............   23,862,925   11,182,384    20,640,448    18,209,954   11,399,640     8,157,852
                                   ------------  -----------  ------------   -----------  -----------   -----------
  End of period................... $ 11,182,278  $23,862,925  $ 10,553,439   $20,640,448  $29,608,240   $11,399,640
                                   ============  ===========  ============   ===========  ===========   ===========

  Beginning units.................    1,637,350      896,909     1,765,979     1,551,952    1,058,689       795,163
                                   ------------  -----------  ------------   -----------  -----------   -----------
  Units issued....................      528,479    1,150,624       435,587       820,373    3,238,164       599,513
  Units redeemed..................     (768,289)    (410,183)     (595,812)     (606,346)  (1,530,308)     (335,987)
                                   ------------  -----------  ------------   -----------  -----------   -----------
  Ending units....................    1,397,540    1,637,350     1,605,754     1,765,979    2,766,545     1,058,689
                                   ============  ===========  ============   ===========  ===========   ===========

  The accompanying notes are an integral part of these financial statements.

                                      A41

                                         SUBACCOUNTS (Continued)
---------------------------------------------------------------------------------------------------------
AST AllianceBernstein Core                           AST T. Rowe Price Natural    AST T. Rowe Price Asset
     Value Portfolio       AST QMA US Equity Alpha      Resources Portfolio        Allocation Portfolio
------------------------   -----------------------  --------------------------  --------------------------
 01/01/2008    01/01/2007   01/01/2008  01/01/2007   01/01/2008    01/01/2007    01/01/2008    01/01/2007
     to            to           to          to           to            to            to            to
 12/31/2008    12/31/2007   12/31/2008  12/31/2007   12/31/2008    12/31/2007    12/31/2008    12/31/2007
-----------   -----------  -----------  ----------  ------------  ------------  ------------  ------------

$   116,711   $     9,763  $    41,798  $   25,105  $   (922,308) $   (761,086) $   (248,526) $   (256,143)

    854,009       480,617            0           0     8,819,102     5,212,592     5,893,825     3,942,554

 (1,018,691)      191,203     (357,889)    118,332    (4,316,953)    2,865,358   (29,145,632)      330,287

 (3,732,007)   (1,293,564)  (3,008,817)   (233,509)  (59,617,276)   17,169,209   (27,993,059)   (2,897,322)
-----------   -----------  -----------  ----------  ------------  ------------  ------------  ------------

 (3,779,978)     (611,981)  (3,324,908)    (90,072)  (56,037,435)   24,486,073   (51,493,392)    1,119,376
-----------   -----------  -----------  ----------  ------------  ------------  ------------  ------------


    642,714     5,642,458      864,440   4,013,762    14,130,937    13,896,557   113,855,498   128,236,414
          0             0            0      (2,172)            0             0             0             0

   (207,158)     (573,138)    (489,633)   (489,680)   (6,885,446)   (4,647,066)   (5,217,722)   (1,654,530)

 (1,240,918)     (412,189)    (330,253)    773,819    (1,779,733)    9,762,852   (71,146,777)   10,728,129

     (8,406)       (7,800)      (9,994)     (7,548)     (154,967)     (112,084)     (138,004)      (17,169)
-----------   -----------  -----------  ----------  ------------  ------------  ------------  ------------

   (813,768)    4,649,331       34,560   4,288,181     5,310,791    18,900,259    37,352,995   137,292,844
-----------   -----------  -----------  ----------  ------------  ------------  ------------  ------------

 (4,593,746)    4,037,350   (3,290,348)  4,198,109   (50,726,644)   43,386,332   (14,140,397)  138,412,220

  9,668,407     5,631,057    8,304,699   4,106,590   101,044,329    57,657,997   149,838,968    11,426,748
-----------   -----------  -----------  ----------  ------------  ------------  ------------  ------------
$ 5,074,661   $ 9,668,407  $ 5,014,351  $8,304,699  $ 50,317,685  $101,044,329  $135,698,571  $149,838,968
===========   ===========  ===========  ==========  ============  ============  ============  ============

    861,734       466,466      749,258     362,215     5,782,932     4,374,000    12,962,530     1,012,731
-----------   -----------  -----------  ----------  ------------  ------------  ------------  ------------
    238,098       724,572      203,172     493,037     3,933,858     2,920,429    21,223,810    17,405,537
   (302,240)     (329,304)    (198,872)   (105,994)   (3,670,711)   (1,511,497)  (17,872,190)   (5,455,738)
-----------   -----------  -----------  ----------  ------------  ------------  ------------  ------------
    797,592       861,734      753,558     749,258     6,046,079     5,782,932    16,314,150    12,962,530
===========   ===========  ===========  ==========  ============  ============  ============  ============

  The accompanying notes are an integral part of these financial statements.

                                      A42

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2008 and 2007

                                                                    SUBACCOUNTS
                                   -----------------------------------------------------------------------------
                                     AST MFS Global Equity   AST JPMorgan International AST T. Rowe Price Global
                                           Portfolio              Equity Portfolio           Bond Portfolio
                                   ------------------------  -------------------------  ------------------------
                                    01/01/2008   01/01/2007   01/01/2008    01/01/2007   01/01/2008   01/01/2007
                                        to           to           to            to           to           to
                                    12/31/2008   12/31/2007   12/31/2008    12/31/2007   12/31/2008   12/31/2007
                                   -----------  -----------  ------------  -----------  -----------  -----------
OPERATIONS
  Net investment income
   (loss)......................... $   (41,968) $    79,527  $    184,434  $     4,428  $ 1,008,358  $   203,726
  Capital gains distributions
   received.......................   2,363,177    1,201,198             0            0      915,108            0
  Realized gain (loss) on shares
   redeemed.......................    (955,053)     300,996      (978,052)     634,849   (1,574,425)     116,321
  Net change in unrealized gain
   (loss) on investments..........  (5,536,367)    (948,730)   (9,597,780)     673,828   (2,493,272)     383,880
                                   -----------  -----------  ------------  -----------  -----------  -----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................  (4,170,211)     632,991   (10,391,398)   1,313,105   (2,144,231)     703,927
                                   -----------  -----------  ------------  -----------  -----------  -----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................   1,329,770    2,366,056     3,204,331    4,848,545    3,460,731    1,570,129
  Annuity Payments................           0            0             0            0            0            0
  Surrenders, withdrawals and
   death benefits.................    (688,629)    (680,198)   (1,117,473)  (1,008,747)  (1,590,617)    (494,070)
  Net transfers between other
   subaccounts or fixed rate
   option.........................     374,259    1,066,910      (897,014)   3,258,216    7,130,409    6,727,759
  Withdrawal and other
   charges........................     (18,208)     (14,156)      (33,878)     (28,161)     (32,665)     (15,939)
                                   -----------  -----------  ------------  -----------  -----------  -----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................     997,192    2,738,612     1,155,966    7,069,853    8,967,858    7,787,879
                                   -----------  -----------  ------------  -----------  -----------  -----------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................  (3,173,019)   3,371,603    (9,235,432)   8,382,958    6,823,627    8,491,806

NET ASSETS
  Beginning of period.............  10,943,697    7,572,094    23,122,009   14,739,051   15,780,965    7,289,159
                                   -----------  -----------  ------------  -----------  -----------  -----------
  End of period................... $ 7,770,678  $10,943,697  $ 13,886,577  $23,122,009  $22,604,592  $15,780,965
                                   ===========  ===========  ============  ===========  ===========  ===========

  Beginning units.................     832,347      606,014     1,776,624    1,170,827    1,471,615      736,041
                                   -----------  -----------  ------------  -----------  -----------  -----------
  Units issued....................     389,762      442,816       774,154    1,040,473    2,746,828      980,717
  Units redeemed..................    (298,496)    (216,483)     (669,445)    (434,676)  (2,028,062)    (245,143)
                                   -----------  -----------  ------------  -----------  -----------  -----------
  Ending units....................     923,613      832,347     1,881,333    1,776,624    2,190,381    1,471,615
                                   ===========  ===========  ============  ===========  ===========  ===========

  The accompanying notes are an integral part of these financial statements.

                                      A43


                                                SUBACCOUNTS (Continued)
----------------------------------------------------------------------------------------------------------------------
   AST Aggressive Asset       AST Capital Growth Asset      AST Academic Strategies Asset  AST Balanced Asset Allocation
   Allocation Portfolio         Allocation Portfolio            Allocation Portfolio                Portfolio
-------------------------  ------------------------------  ------------------------------  ---------------------------
 01/01/2008    01/01/2007    01/01/2008      01/01/2007      01/01/2008      01/01/2007      01/01/2008     01/01/2007
     to            to            to              to              to              to              to             to
 12/31/2008    12/31/2007    12/31/2008      12/31/2007      12/31/2008      12/31/2007      12/31/2008     12/31/2007
------------  -----------  --------------  --------------  --------------  --------------  -------------   ------------

$   (528,057) $  (825,300) $  (14,233,793) $  (21,678,998) $   (9,782,167) $  (16,129,482) $  (4,121,139)  $ (5,249,730)

   6,308,178      342,015      80,059,537       4,168,071      49,551,847       3,421,811     17,057,959        898,182

  (2,565,118)     877,690    (134,781,097)     13,033,818     (86,436,127)      8,885,116    (48,702,016)     3,697,914

 (32,282,898)   3,111,657    (477,981,135)     74,686,796    (371,373,651)     62,580,914   (127,689,464)    20,392,734
------------  -----------  --------------  --------------  --------------  --------------  -------------   ------------

 (29,067,895)   3,506,062    (546,936,488)     70,209,687    (418,040,098)     58,758,359   (163,454,660)    19,739,100
------------  -----------  --------------  --------------  --------------  --------------  -------------   ------------

  10,838,654   21,593,794     418,003,784     711,833,958     331,938,456     489,416,991    282,814,601    182,035,711
           0            0               0         (65,116)              0               0              0         (6,616)

  (1,374,397)  (2,080,693)    (39,331,920)    (30,116,627)    (47,656,450)    (36,449,238)   (26,611,285)   (13,020,915)

  (4,330,132)   1,406,672    (473,453,702)     24,596,895    (302,449,235)     43,351,738    (86,533,373)    27,123,255

     (86,533)     (58,715)       (885,579)       (345,949)       (808,325)       (325,839)      (405,035)      (113,918)
------------  -----------  --------------  --------------  --------------  --------------  -------------   ------------

   5,047,592   20,861,058     (95,667,417)    705,903,161     (18,975,554)    495,993,652    169,264,908    196,017,517
------------  -----------  --------------  --------------  --------------  --------------  -------------   ------------

 (24,020,303)  24,367,120    (642,603,905)    776,112,848    (437,015,652)    554,752,011      5,810,248    215,756,617

  63,387,591   39,020,471   1,492,029,847     715,916,999   1,203,763,125     649,011,114    418,781,388    203,024,771
------------  -----------  --------------  --------------  --------------  --------------  -------------   ------------
$ 39,367,288  $63,387,591  $  849,425,942  $1,492,029,847  $  766,747,473  $1,203,763,125  $ 424,591,636   $418,781,388
============  ===========  ==============  ==============  ==============  ==============  =============   ============

   5,322,867    3,487,834     126,428,108      64,775,630     103,751,420      59,537,127     36,429,104     18,790,094
------------  -----------  --------------  --------------  --------------  --------------  -------------   ------------
   2,110,888    2,713,239      85,417,535     108,072,908      60,586,094      73,749,662     56,991,625     28,521,912
  (1,581,763)    (878,206)    (98,574,374)    (46,420,430)    (65,212,799)    (29,535,369)   (40,369,866)   (10,882,902)
------------  -----------  --------------  --------------  --------------  --------------  -------------   ------------
   5,851,992    5,322,867     113,271,269     126,428,108      99,124,715     103,751,420     53,050,863     36,429,104
============  ===========  ==============  ==============  ==============  ==============  =============   ============

  The accompanying notes are an integral part of these financial statements.

                                      A44

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2008 and 2007

                                                                       SUBACCOUNTS
                                   -----------------------------------------------------------------------------------
                                     AST Preservation Asset          AST First Trust         AST First Trust Capital
                                      Allocation Portfolio      Balanced Target Portfolio  Appreciation Target Portfolio
                                   --------------------------  --------------------------  ---------------------------
                                    01/01/2008    01/01/2007    01/01/2008    01/01/2007     01/01/2008     01/01/2007
                                        to            to            to            to             to             to
                                    12/31/2008    12/31/2007    12/31/2008    12/31/2007     12/31/2008     12/31/2007
                                   ------------  ------------  ------------  ------------  -------------   ------------
OPERATIONS
  Net investment income
   (loss)......................... $ (2,295,281) $ (1,607,288) $    314,598  $ (1,979,199) $  (2,026,996)  $ (2,958,236)
  Capital gains distributions
   received.......................    6,206,137             0     3,271,635        57,591      3,236,809        190,369
  Realized gain (loss) on shares
   redeemed.......................  (10,410,978)    2,109,095   (28,065,899)    1,022,890    (49,018,153)     1,487,923
  Net change in unrealized gain
   (loss) on investments..........  (39,350,783)    5,722,307   (52,432,763)    6,506,632    (82,524,470)    11,311,415
                                   ------------  ------------  ------------  ------------  -------------   ------------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................  (45,850,905)    6,224,114   (76,912,429)    5,607,914   (130,332,810)    10,031,471
                                   ------------  ------------  ------------  ------------  -------------   ------------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................  154,280,405    59,329,950   111,335,236   109,393,615    161,263,790    170,346,054
  Annuity Payments................            0             0             0             0              0              0
  Surrenders, withdrawals and
   death benefits.................  (11,748,925)   (4,398,700)   (6,162,597)   (3,606,330)    (6,681,892)    (3,531,692)
  Net transfers between other
   subaccounts or fixed rate
   option.........................   35,003,972    18,205,856   (79,847,477)    8,224,995   (139,522,399)    18,086,301
  Withdrawal and other
   charges........................     (182,763)      (44,915)     (167,976)      (36,361)      (220,563)       (46,357)
                                   ------------  ------------  ------------  ------------  -------------   ------------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................  177,352,689    73,092,191    25,157,186   113,975,919     14,838,936    184,854,306
                                   ------------  ------------  ------------  ------------  -------------   ------------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................  131,501,784    79,316,305   (51,755,243)  119,583,833   (115,493,874)   194,885,777

NET ASSETS
  Beginning of period.............  134,485,369    55,169,064   181,879,552    62,295,719    270,043,125     75,157,348
                                   ------------  ------------  ------------  ------------  -------------   ------------
  End of period................... $265,987,153  $134,485,369  $130,124,309  $181,879,552  $ 154,549,251   $270,043,125
                                   ============  ============  ============  ============  =============   ============

  Beginning units.................   11,972,174     5,216,358    16,264,877     5,918,415     23,823,742      7,226,320
                                   ------------  ------------  ------------  ------------  -------------   ------------
  Units issued....................   35,165,020    12,852,507    20,724,031    16,507,876     33,374,918     27,217,419
  Units redeemed..................  (17,107,648)   (6,096,691)  (18,894,772)   (6,161,414)   (33,715,435)   (10,619,997)
                                   ------------  ------------  ------------  ------------  -------------   ------------
  Ending units....................   30,029,546    11,972,174    18,094,136    16,264,877     23,483,225     23,823,742
                                   ============  ============  ============  ============  =============   ============

  The accompanying notes are an integral part of these financial statements.

                                      A45

                                          SUBACCOUNTS (Continued)
-----------------------------------------------------------------------------------------------------------
        AST Advanced             AST T. Rowe Price                                    AST Small-Cap Growth
    Strategies Portfolio     Large-Cap Growth Portfolio AST Money Market Portfolio          Portfolio
---------------------------  ------------------------   --------------------------  ------------------------
  01/01/2008    01/01/2007    01/01/2008    01/01/2007   01/01/2008    01/01/2007    01/01/2008   01/01/2007
      to            to            to            to           to            to            to           to
  12/31/2008    12/31/2007    12/31/2008    12/31/2007   12/31/2008    12/31/2007    12/31/2008   12/31/2007
-------------  ------------  ------------   ----------  ------------  ------------  ------------  ----------

$    (359,472) $ (3,494,404) $   (463,735)  $  (51,051) $    245,282  $    385,360  $   (345,834) $  (23,980)

    7,727,533       361,600             0            0             0             0             0           0

  (41,799,233)    1,559,999    (1,707,794)      16,000             0             0      (878,797)      6,141

  (79,206,256)   14,749,115   (19,654,694)     170,389             0             0   (10,691,554)     31,592
-------------  ------------  ------------   ----------  ------------  ------------  ------------  ----------

 (113,637,428)   13,176,310   (21,826,223)     135,338       245,282       385,360   (11,916,185)     13,753
-------------  ------------  ------------   ----------  ------------  ------------  ------------  ----------

  174,130,780   183,001,987     1,787,114    3,263,497    49,818,985    21,309,710       743,003   1,037,515
            0             0             0            0             0             0             0           0

   (7,034,691)   (4,698,642)   (2,996,980)     (81,059)  (31,541,624)  (12,837,330)   (1,772,698)    (42,255)

 (146,801,352)    7,986,527    50,786,914      371,540    33,889,021    (2,368,181)   33,633,794     612,917

     (264,888)      (41,724)      (77,044)      (3,481)      (20,676)       (1,664)      (56,122)     (1,736)
-------------  ------------  ------------   ----------  ------------  ------------  ------------  ----------

   20,029,849   186,248,148    49,500,004    3,550,497    52,145,706     6,102,535    32,547,977   1,606,441
-------------  ------------  ------------   ----------  ------------  ------------  ------------  ----------

  (93,607,579)  199,424,458    27,673,781    3,685,835    52,390,988     6,487,895    20,631,792   1,620,194

  308,459,258   109,034,800     5,475,062    1,789,227    15,685,147     9,197,252     2,265,381     645,187
-------------  ------------  ------------   ----------  ------------  ------------  ------------  ----------
$ 214,851,679  $308,459,258  $ 33,148,843   $5,475,062  $ 68,076,135  $ 15,685,147  $ 22,897,173  $2,265,381
=============  ============  ============   ==========  ============  ============  ============  ==========

   27,227,717    10,307,670       491,260      170,951     1,485,801       899,074       216,366      65,095
-------------  ------------  ------------   ----------  ------------  ------------  ------------  ----------
   32,943,121    28,895,611     5,810,800      363,116    12,358,322     4,120,154     3,837,949     166,199
  (32,623,861)  (11,975,564)   (1,007,092)     (42,807)   (7,443,393)   (3,533,427)     (660,451)    (14,928)
-------------  ------------  ------------   ----------  ------------  ------------  ------------  ----------
   27,546,977    27,227,717     5,294,968      491,260     6,400,730     1,485,801     3,393,864     216,366
=============  ============  ============   ==========  ============  ============  ============  ==========

  The accompanying notes are an integral part of these financial statements.

                                      A46

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2008 and 2007

                                                                   SUBACCOUNTS
                                   --------------------------------------------------------------------------

                                    AST PIMCO Total Return   AST International Value  AST International Growth
                                        Bond Portfolio              Portfolio                Portfolio
                                   ------------------------  -----------------------  -----------------------
                                    01/01/2008   01/01/2007   01/01/2008  01/01/2007   01/01/2008  01/01/2007
                                        to           to           to          to           to          to
                                    12/31/2008   12/31/2007   12/31/2008  12/31/2007   12/31/2008  12/31/2007
                                   -----------  -----------  -----------  ----------  -----------  ----------
OPERATIONS
  Net investment income
   (loss)......................... $   402,424  $   138,622  $    73,259  $  (10,211) $   (14,024) $  (40,431)
  Capital gains distributions
   received.......................     104,769            0      613,365           0    1,218,703     448,346
  Realized gain (loss) on shares
   redeemed.......................    (266,388)      27,212     (773,177)     54,754     (920,046)     23,609
  Net change in unrealized gain
   (loss) on investments..........  (1,060,985)     414,477   (4,375,839)    551,515   (4,776,936)    179,366
                                   -----------  -----------  -----------  ----------  -----------  ----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................    (820,180)     580,311   (4,462,392)    596,058   (4,492,303)    610,890
                                   -----------  -----------  -----------  ----------  -----------  ----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................  17,546,985    7,417,343    2,298,658   5,606,964    2,724,833   3,797,812
  Annuity Payments................           0            0            0           0            0           0
  Surrenders, withdrawals and
   death benefits.................    (331,710)    (145,560)    (111,377)    (95,630)    (275,892)    (69,668)
  Net transfers between other
   subaccounts or fixed rate
   option.........................     666,323      655,790   (1,368,151)    500,352     (154,641)    553,891
  Withdrawal and other
   charges........................     (16,201)      (3,866)      (9,671)     (4,553)      (8,317)     (5,753)
                                   -----------  -----------  -----------  ----------  -----------  ----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................  17,865,397    7,923,707      809,459   6,007,133    2,285,983   4,276,282
                                   -----------  -----------  -----------  ----------  -----------  ----------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................  17,045,217    8,504,018   (3,652,933)  6,603,191   (2,206,320)  4,887,172

NET ASSETS
  Beginning of period.............  11,917,122    3,413,104    8,933,146   2,329,955    6,829,893   1,942,721
                                   -----------  -----------  -----------  ----------  -----------  ----------
  End of period................... $28,962,339  $11,917,122  $ 5,280,213  $8,933,146  $ 4,623,573  $6,829,893
                                   ===========  ===========  ===========  ==========  ===========  ==========

  Beginning units.................   1,086,162      331,319      709,326     214,394      550,016     183,231
                                   -----------  -----------  -----------  ----------  -----------  ----------
  Units issued....................   2,819,218      938,242      408,744     599,855      512,742     421,574
  Units redeemed..................  (1,162,696)    (183,399)    (356,964)   (104,923)    (302,245)    (54,789)
                                   -----------  -----------  -----------  ----------  -----------  ----------
  Ending units....................   2,742,684    1,086,162      761,106     709,326      760,513     550,016
                                   ===========  ===========  ===========  ==========  ===========  ==========

*  Date subaccount became available for investment.

  The accompanying notes are an integral part of these financial statements.

                                      A47

                                          SUBACCOUNTS (Continued)
----------------------------------------------------------------------------------------------------------
                                                   AST Investment                               AST Global
 Gartmore NVIT Developing  AST Western Asset Core    Grade Bond      AST Bond       AST Bond    Real Estate
       Markets Fund          Plus Bond Portfolio     Portfolio    Portfolio 2018 Portfolio 2019  Portfolio
-------------------------  ----------------------  -------------- -------------- -------------- -----------
 01/01/2008    01/01/2007  01/01/2008  11/19/2007*  01/28/2008*    01/28/2008*    07/21/2008*   07/21/2008*
     to            to          to          to            to             to             to           to
 12/31/2008    12/31/2007  12/31/2008  12/31/2007    12/31/2008     12/31/2008     12/31/2008   12/31/2008
------------  -----------  ----------  ----------- -------------- -------------- -------------- -----------

$   (220,702) $  (321,904) $  (24,423)   $   (18)   $ (3,673,374)  $  (129,705)   $   (96,488)   $   (450)

  10,638,006    3,551,044         198          0               0             0              0           0

  (4,230,106)   1,283,010     (56,531)         0      10,715,046     1,356,820        453,189     (10,951)

 (24,917,965)   4,522,848     (55,164)       152      59,370,899     3,836,939      3,112,777     (13,716)
------------  -----------  ----------    -------    ------------   -----------    -----------    --------

 (18,730,767)   9,034,998    (135,920)       134      66,412,571     5,064,054      3,469,478     (25,117)
------------  -----------  ----------    -------    ------------   -----------    -----------    --------


     231,694    2,022,477   3,876,509     25,265               0        44,996          5,149     140,286
           0            0           0          0               0             0              0           0

  (1,641,310)  (1,382,739)    (10,197)         0      (3,593,170)      (59,561)       (43,230)     (4,090)

  (4,753,577)   5,687,336   1,304,898          0     645,703,271    19,557,125     16,158,620      53,030

     (46,404)     (42,548)     (2,369)         0      (1,779,166)         (147)          (231)        (46)
------------  -----------  ----------    -------    ------------   -----------    -----------    --------

  (6,209,597)   6,284,526   5,168,841     25,265     640,330,935    19,542,413     16,120,308     189,180
------------  -----------  ----------    -------    ------------   -----------    -----------    --------

 (24,940,364)  15,319,524   5,032,921     25,399     706,743,506    24,606,467     19,589,786     164,063

  35,529,690   20,210,166      25,399          0               0             0              0           0
------------  -----------  ----------    -------    ------------   -----------    -----------    --------
$ 10,589,326  $35,529,690  $5,058,320    $25,399    $706,743,506   $24,606,467    $19,589,786    $164,063
============  ===========  ==========    =======    ============   ===========    ===========    ========

   1,575,266    1,265,381       2,546          0               0             0              0           0
------------  -----------  ----------    -------    ------------   -----------    -----------    --------
     470,526      870,932     830,370      2,546     124,509,332     5,524,827      2,235,919      36,238
    (913,109)    (561,047)   (289,743)         0     (58,714,130)   (3,479,084)      (617,086)     (9,409)
------------  -----------  ----------    -------    ------------   -----------    -----------    --------
   1,132,683    1,575,266     543,173      2,546      65,795,202     2,045,743      1,618,833      26,829
============  ===========  ==========    =======    ============   ===========    ===========    ========

  The accompanying notes are an integral part of these financial statements.

                                      A48

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2008 and 2007

                                                                        SUBACCOUNTS
                                   ------------------------------------------------------------------------------------
                                                                Franklin
                                        AST                   Templeton VIP
                                     Parametric                 Founding    AST Goldman        AST           AST CLS
                                      Emerging     AST Focus      Funds     Sachs Small-    CLS Growth    Moderate Asset
                                   Markets Equity  Four Plus   Allocation    Cap Value   Asset Allocation   Allocation
                                     Portfolio     Portfolio      Fund       Portfolio      Portfolio       Portfolio
                                   -------------- ----------- ------------- ------------ ---------------- --------------
                                    07/21/2008*   07/21/2008*  05/1/2008*   07/21/2008*     05/1/2008*      05/1/2008*
                                         to           to           to            to             to              to
                                     12/31/2008   12/31/2008   12/31/2008    12/31/2008     12/31/2008      12/31/2008
                                   -------------- ----------- ------------- ------------ ---------------- --------------
OPERATIONS
  Net investment income
   (loss).........................    $ (1,389)   $  (20,292)  $   373,215    $ (1,577)    $   (63,941)    $  (102,742)
  Capital gains distributions
   received.......................           0             0       480,193           0           5,219           1,651
  Realized gain (loss) on shares
   redeemed.......................     (36,268)     (750,908)   (4,677,191)    (55,117)     (2,656,608)     (2,996,232)
  Net change in unrealized gain
   (loss) on investments..........     (24,388)     (178,444)   (1,664,383)    (10,155)       (402,482)       (870,367)
                                      --------    ----------   -----------    --------     -----------     -----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................     (62,045)     (949,644)   (5,488,166)    (66,849)     (3,117,812)     (3,967,690)
                                      --------    ----------   -----------    --------     -----------     -----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................     227,123     8,122,006    37,532,397     471,641      20,857,810      30,711,567
  Annuity Payments................           0             0             0           0               0               0
  Surrenders, withdrawals and
   death benefits.................          (8)       (2,266)      (41,372)     (3,434)        (18,066)        (48,551)
  Net transfers between other
   subaccounts or fixed rate
   option.........................     375,399      (447,687)   (9,781,950)    143,638      (5,998,888)     (4,106,777)
  Withdrawal and other
   charges........................         (60)       (1,375)      (13,719)        (73)         (5,991)        (10,592)
                                      --------    ----------   -----------    --------     -----------     -----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................     602,454     7,670,678    27,695,356     611,772      14,834,865      26,545,647
                                      --------    ----------   -----------    --------     -----------     -----------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................     540,409     6,721,034    22,207,190     544,923      11,717,053      22,577,957

NET ASSETS
  Beginning of period.............           0             0             0           0               0               0
                                      --------    ----------   -----------    --------     -----------     -----------
  End of period...................    $540,409    $6,721,034   $22,207,190    $544,923     $11,717,053     $22,577,957
                                      ========    ==========   ===========    ========     ===========     ===========

  Beginning units.................           0             0             0           0               0               0
                                      --------    ----------   -----------    --------     -----------     -----------
  Units issued....................     127,851     1,736,369     7,699,095     109,407       4,216,528       6,031,671
  Units redeemed..................     (30,902)     (837,261)   (4,356,612)    (38,092)     (2,466,799)     (2,959,005)
                                      --------    ----------   -----------    --------     -----------     -----------
  Ending units....................      96,949       899,108     3,342,483      71,315       1,749,729       3,072,666
                                      ========    ==========   ===========    ========     ===========     ===========

*  Date subaccount became available for investment

  The accompanying notes are an integral part of these financial statements.

                                      A49

                                          SUBACCOUNTS (Continued)
----------------------------------------------------------------------------------------------------------


AST Horizon   AST Horizon     AST Niemann
Growth Asset Moderate Asset  Capital Growth  ProFund VP   ProFund VP
 Allocation    Allocation   Asset Allocation  Consumer     Consumer     ProFund VP  ProFund VP  ProFund VP
 Portfolio     Portfolio       Portfolio      Services  Goods Portfolio Financials  Healthcare  Industrials
------------ -------------- ---------------- ---------- --------------- ----------- ----------- -----------
 05/1/2008*    05/1/2008*      05/1/2008*    05/1/2008*   05/1/2008*    05/01/2008* 05/01/2008* 05/01/2008*
     to            to              to            to           to            to          to          to
 12/31/2008    12/31/2008      12/31/2008    12/31/2008   12/31/2008    12/31/2008  12/31/2008  12/31/2008
------------ -------------- ---------------- ---------- --------------- ----------- ----------- -----------

$   (37,355)  $   (66,897)    $   (21,291)    $   (15)     $    729      $    952    $   (280)    $   (77)

        345           144             197           0         3,531             0           0           0

 (1,221,743)   (1,513,826)       (726,060)       (863)      (17,103)      (32,273)    (19,033)     (1,868)

   (150,545)     (375,441)        (22,272)        420         1,663       (14,970)      8,368       1,804
-----------   -----------     -----------     -------      --------      --------    --------     -------

 (1,409,298)   (1,956,020)       (769,426)       (458)      (11,180)      (46,291)    (10,945)       (141)
-----------   -----------     -----------     -------      --------      --------    --------     -------

 11,853,567    20,333,042       8,007,529      10,728        67,870       276,976     178,820      53,377
          0             0               0           0             0             0           0           0

     (1,919)      (36,494)         (7,870)          0             0             0           0           0

 (2,235,932)   (1,874,419)     (1,628,717)       (476)       (1,772)      (38,624)      4,011        (611)

     (3,227)       (6,710)         (2,496)          0             0            (4)         (6)          0
-----------   -----------     -----------     -------      --------      --------    --------     -------

  9,612,489    18,415,419       6,368,446      10,252        66,098       238,348     182,825      52,766
-----------   -----------     -----------     -------      --------      --------    --------     -------

  8,203,191    16,459,399       5,599,020       9,794        54,918       192,057     171,880      52,625

          0             0               0           0             0             0           0           0
-----------   -----------     -----------     -------      --------      --------    --------     -------
$ 8,203,191   $16,459,399     $ 5,599,020     $ 9,794      $ 54,918      $192,057    $171,880     $52,625
===========   ===========     ===========     =======      ========      ========    ========     =======

          0             0               0           0             0             0           0           0
-----------   -----------     -----------     -------      --------      --------    --------     -------
  2,328,033     3,983,651       1,555,248       2,236        23,562        65,008      42,256      11,577
 (1,178,767)   (1,822,238)       (809,208)       (842)      (16,411)      (28,577)    (21,654)     (2,953)
-----------   -----------     -----------     -------      --------      --------    --------     -------
  1,149,266     2,161,413         746,040       1,394         7,151        36,431      20,602       8,624
===========   ===========     ===========     =======      ========      ========    ========     =======

  The accompanying notes are an integral part of these financial statements.

                                      A50

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2008 and 2007

                                                                    SUBACCOUNTS
                                   -----------------------------------------------------------------------------
                                   ProFund VP  ProFund VP              ProFund VP  ProFund VP
                                     Mid-Cap     Mid-Cap   ProFund VP   Small-Cap   Small-Cap      ProFund VP
                                     Growth       Value    Real Estate   Growth       Value    Telecommunications
                                   ----------- ----------- ----------- ----------- ----------- ------------------
                                   05/01/2008* 05/01/2008* 05/01/2008* 05/01/2008* 05/01/2008*    05/01/2008*
                                       to          to          to          to          to              to
                                   12/31/2008  12/31/2008  12/31/2008  12/31/2008  12/31/2008      12/31/2008
                                   ----------- ----------- ----------- ----------- ----------- ------------------
OPERATIONS
  Net investment income
   (loss).........................  $   (484)   $   (270)    $   (94)   $   (310)    $  (121)       $   (99)
  Capital gains distributions
   received.......................    17,254      14,430          41         901       2,524              0
  Realized gain (loss) on shares
   redeemed.......................   (66,419)    (35,089)     (2,938)    (21,424)     (9,302)        (1,050)
  Net change in unrealized gain
   (loss) on investments..........     2,552       1,468       6,978       1,778        (387)         3,709
                                    --------    --------     -------    --------     -------        -------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................   (47,097)    (19,461)      3,987     (19,055)     (7,286)         2,560
                                    --------    --------     -------    --------     -------        -------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................    74,777      40,505      50,144      52,503      13,700         28,235
  Annuity Payments................         0           0           0           0           0              0
  Surrenders, withdrawals and
   death benefits.................         0           0           0           0           0              0
  Net transfers between other
   subaccounts or fixed rate
   option.........................    20,467      11,347       8,704       8,205       8,575          9,567
  Withdrawal and other
   charges........................         0           0           0           0           0              0
                                    --------    --------     -------    --------     -------        -------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................    95,244      51,852      58,848      60,708      22,275         37,802
                                    --------    --------     -------    --------     -------        -------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................    48,147      32,391      62,835      41,653      14,989         40,362

NET ASSETS
  Beginning of period.............         0           0           0           0           0              0
                                    --------    --------     -------    --------     -------        -------
  End of period...................  $ 48,147    $ 32,391     $62,835    $ 41,653     $14,989        $40,362
                                    ========    ========     =======    ========     =======        =======

  Beginning units.................         0           0           0           0           0              0
                                    --------    --------     -------    --------     -------        -------
  Units issued....................    38,226      20,601      13,882      22,873       8,071          7,867
  Units redeemed..................   (30,472)    (15,595)     (2,507)    (16,759)     (5,987)        (2,314)
                                    --------    --------     -------    --------     -------        -------
  Ending units....................     7,754       5,006      11,375       6,114       2,084          5,553
                                    ========    ========     =======    ========     =======        =======

*  Date subaccount became available for investment

  The accompanying notes are an integral part of these financial statements.

                                      A51

                            SUBACCOUNTS (Continued)
                      ----------------------------------
                                  ProFund VP  ProFund VP
                      ProFund VP   Large-Cap   Large-Cap
                       Utilities    Growth       Value
                      ----------- ----------- -----------
                      05/01/2008* 05/01/2008* 05/01/2008*
                          to          to          to
                      12/31/2008  12/31/2008  12/31/2008
                      ----------- ----------- -----------

                        $   (13)    $   (47)    $   129

                             88          93       1,874

                           (632)         (9)        (41)

                          1,450      (1,914)     (6,943)
                        -------     -------     -------

                            893      (1,877)     (4,981)
                        -------     -------     -------

                         31,387       2,799      10,232
                              0           0           0

                              0           0           0

                          6,448       7,001       9,502

                              0           0           0
                        -------     -------     -------

                         37,835       9,800      19,734
                        -------     -------     -------

                         38,728       7,923      14,753

                              0           0           0
                        -------     -------     -------
                        $38,728     $ 7,923     $14,753
                        =======     =======     =======

                              0           0           0
                        -------     -------     -------
                          6,789       1,179       2,353
                         (1,424)          0           0
                        -------     -------     -------
                          5,365       1,179       2,353
                        =======     =======     =======

  The accompanying notes are an integral part of these financial statements.

                                      A52

                       NOTES TO FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                               December 31, 2008

Note 1: General

        Pruco Life Flexible Premium Variable Annuity Account (the "Account") was established on June 15, 1995 under Arizona law as a separate investment account of Pruco Life Insurance Company ("Pruco Life"), a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"), which is a wholly-owned subsidiary of Prudential Financial, Inc. ("PFI"). Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from Prudential's other assets and liabilities. The portion of the Account's assets applicable to the variable annuity contracts is not chargeable with liabilities arising out of any other business Prudential may conduct. Proceeds from purchases of Strategic Partners Variable Annuity One, Strategic Partners Variable Annuity One Enhanced, Strategic Partners Select, Strategic Partners Advisor, Strategic Partners Plus, Strategic Partners Plus Enhanced, Strategic Partners FlexElite, (collectively, "Strategic Partners"), Discovery Preferred, Discovery Select, and Discovery Choice variable annuity contracts are invested in the account. The Strategic Partners contract options differ based on the death benefit and other options selected by the contract owner. The Discovery Choice contract is considered Basic or Enhanced depending on the death benefit option that you choose, where the Enhanced contract offers a guaranteed minimum death benefit.

        Effective May 1, 2007, American Skandia Trust and American Skandia Investment Services, Inc. was renamed Advanced Series Trust and AST Investment Services, Inc., respectively.

        The Account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. The Account is a funding vehicle for individual variable annuity contracts. There are one hundred twenty-three subaccounts within the Account. Each contract offers the option to invest in various subaccounts, each of which invests in either a corresponding portfolio of The Prudential Series Fund, Advanced Series Trust (collectively the "Series Funds") or one of the non-Prudential administered funds (collectively, the "portfolios"). Investment options vary by contract. The name of each Portfolio and the corresponding subaccount name are as follows:

 Prudential Series Fund    SP AIM Core Equity        AST Cohen & Steers
 Money Market Portfolio     Portfolio                 Realty Portfolio
 Diversified Bond          SP Strategic Partners     AST UBS Dynamic Alpha
  Portfolio                 Focused Growth Portfolio  Portfolio
 Equity Portfolio          SP Mid Cap Growth         AST DeAm Large-Cap Value
 Flexible Managed           Portfolio                 Portfolio
  Portfolio                SP Prudential U.S.        AST Neuberger Berman
 Conservative Balanced      Emerging Growth           Small-Cap Growth
  Portfolio                 Portfolio                 Portfolio
 Value Portfolio           SP Conservative Asset     AST DeAm Small-Cap Value
 High Yield Bond Portfolio  Allocation Portfolio      Portfolio
 Natural Resources         SP Balanced Asset         AST High Yield Portfolio
  Portfolio                 Allocation Portfolio     AST Federated Aggressive
 Stock Index Portfolio     SP Growth Asset            Growth Portfolio
 Global Portfolio           Allocation Portfolio     AST Mid-Cap Value
 Jennison Portfolio        SP Aggressive Growth       Portfolio
 Small Capitalization       Asset Allocation         AST Small-Cap Value
  Stock Portfolio           Portfolio                 Portfolio
 Jennison 20/20 Focus      SP International Growth   AST Goldman Sachs
  Portfolio                 Portfolio                 Concentrated Growth
 Diversified Conservative  SP International Value     Portfolio
  Growth Portfolio          Portfolio                AST Goldman Sachs
 SP T.Rowe Price                                      Mid-Cap Growth Portfolio
  Large-Cap Growth         Advanced Series Trust     AST Large-Cap Value
  Portfolio                AST AllianceBernstein      Portfolio
 SP Davis Value Portfolio   Growth & Income          AST Lord Abbett
 SP Small Cap Value         Portfolio                 Bond-Debenture Portfolio
  Portfolio                AST American Century      AST Marsico Capital
 SP Small Cap Growth        Income & Growth           Growth Portfolio
  Portfolio                 Portfolio                AST MFS Growth Portfolio
 SP PIMCO Total Return     AST Schroders             AST Neuberger Berman
  Portfolio                 Multi-Asset World         Mid-Cap Growth Portfolio
 SP PIMCO High Yield        Strategies Portfolio
  Portfolio
 SP Large Cap Value
  Portfolio

                                      A53

 AST Neuberger Berman/LSV  AST Bond Portfolio 2019   Gartmore NVIT
  Mid-Cap Value Portfolio  AST Global Real Estate    Developing Markets
 AST PIMCO Limited          Portfolio
  Maturity Bond Portfolio  AST Parametric Emerging   Janus Aspen Series
 AST AllianceBernstein      Markets Equity Portfolio Large Cap Growth
  Core Value Portfolio     AST Focus Four Plus        Portfolio -
 AST QMA US Equity Alpha    Portfolio                 Institutional Shares
 AST T.Rowe Price Natural  AST Goldman Sachs         Large Cap Growth
  Resources Portfolio       Small-Cap Value           Portfolio - Service
 AST T.Rowe Price Asset     Portfolio                 Shares
  Allocation Portfolio     AST CLS Growth Asset      International Growth
 AST MFS Global Equity      Allocation Portfolio      Portfolio -
  Portfolio                AST CLS Moderate Asset     Institutional Shares
 AST JPMorgan               Allocation Portfolio
  International Equity     AST Horizon Growth Asset  MFS Variable Insurance
  Portfolio                 Allocation Portfolio     Trust
 AST T.Rowe Price Global   AST Horizon Moderate      Research Bond Series -
  Bond Portfolio            Asset Allocation          Initial Class
 AST Aggressive Asset       Portfolio                Growth Series - Initial
  Allocation Portfolio     AST Niemann Capital        Class
 AST Capital Growth Asset   Growth Asset Allocation
  Allocation Portfolio      Portfolio                Premier VIT
 AST Academic Strategies                             Opcap Managed Portfolio
  Asset Allocation         Alliance Bernstein        NACM Small Cap Portfolio
  Portfolio                Large Cap Growth
 AST Balanced Asset         Portfolio                Profund
  Allocation Portfolio                               VP Consumer Services
 AST Preservation Asset    American Century          VP Consumer Goods
  Allocation Portfolio     Variable Portfolios        Portfolio
 AST First Trust Balanced  Value Fund                VP Financials
  Target Portfolio                                   VP Healthcare
 AST First Trust Capital   Credit Suisse             VP Industrials
  Appreciation Target      Trust Global Small Cap    VP Mid-Cap Growth
  Portfolio                 Portfolio                VP Mid-Cap Value
 AST Advanced Strategies                             VP Real Estate
  Portfolio                Davis                     VP Small-Cap Growth
 AST T.Rowe Price          Value Portfolio           VP Small-Cap Value
  Large-Cap Growth                                   VP Telecommunications
  Portfolio                Evergreen VA              VP Utilities
 AST Money Market          Diversified Capital       VP Large-Cap Growth
  Portfolio                 Builder Fund             VP Large-Cap Value
 AST Small-Cap Growth      Growth Fund
  Portfolio                Omega Fund                AIM Variable Insurance
 AST PIMCO Total Return    Special Values Fund       Core Equity Fund
  Bond Portfolio           International Equity Fund
 AST International Value   Fundamental Large Cap     T. Rowe Price
  Portfolio                 Fund                     International Stock
 AST International Growth                             Portfolio
  Portfolio                Franklin Templeton Funds  Equity Income Portfolio
 AST Western Asset Core    Small-Mid-Cap Growth
  Plus Bond Portfolio       Securities Fund
 AST Investment Grade      VIP Founding Funds
  Bond Portfolio            Allocation Fund
 AST Bond Portfolio 2018

        The Series Funds are diversified open-ended management investment companies, and are managed by affiliates of Prudential. Each of the variable investment options of the Account indirectly bears exposure to the market, credit and liquidity risks of the portfolio in which it invests. These financial statements should be read in conjunction with the financial statements and footnotes of the Series Funds and externally managed portfolios. Additional information on these subaccounts is available upon request to the appropriate companies.

        On May 1, 2008 four Prudential Series funds were merged into four existing AST funds. The transfers from the old subaccounts to the new subaccounts are reflected in the Statement of Changes in Net Assets for the year ended December 31, 2008 as net transfers between subaccounts. The transfers occurred as follows:

Transferred From:              NAV  Transferred To:                        NAV  Balance Transferred:
-----------------              ---  ---------------                       ----- --------------------
Prudential SP AIM Core Equity
 Portfolio.................... 8.65 AST Marsico Capital Growth Portfolio  21.81          $25,517,323

                                      A54

Transferred From:                   NAV    Transferred To:                  NAV  Balance Transferred:
-----------------                   ---    ---------------                 ----- --------------------
Prudential SP T.Rowe Price Large -         AST T. Rowe Price Large-Cap
 Cap Growth Portfolio                7.44  Growth Portfolio                11.29         $52,265,952
Prudential SP Large Cap Value
 Portfolio                          11.36  AST Large-Cap Value Portfolio   18.11         $ 72,257,876
Prudential SP Small Cap Growth
 Portfolio                           7.35  AST Small-Cap Growth Portfolio  16.65         $ 34,741,067

        On July 18, 2008 AST Deam Small-Cap Value Portfolio merged into AST Small-Cap Value Portfolio. The transfer from the old subaccount to the new subaccount is reflected in the Statement of Changes in Net Assets for the year ended December 31, 2008 as net transfers between subaccounts. The transfer occurred as follows:

Transferred From:                   NAV   Transferred To:                NAV    Balance Transferred:
-----------------                   ---   ---------------                ---    --------------------
AST DeAm Small-Cap Value Portfolio  8.23  AST Small-Cap Value Portfolio  11.38         $4,579,091.28

Note 2: Significant Accounting Policies

        The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and requires additional disclosures about fair value measurements. This Statement does not require any new fair value measurements, but the application of this Statement could change current practices in determining fair value. The Account adopted this guidance effective January 1, 2008. For further discussion please refer to Note 3: Fair Value.

        Investments--The investments in shares of the portfolios are stated at the net asset value of the respective portfolios, whose investment securities are stated at fair value.

        Security Transactions--Realized gains and losses on security transactions are determined based upon an average cost. Purchase and sale transactions are recorded as of the trade date of the security being purchased or sold.

        Dividend and Distributions Received--Dividend and capital gain distributions received are reinvested in additional shares of the portfolios and are recorded on the ex distribution date.

Note 3: Fair Value

        SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an ordinary transaction between market participants on the measurement date. SFAS No. 157 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and identifies three levels of inputs that may be used to measure fair value:

        Level 1--Quotes prices for identical instruments in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

        Level 2--Observable inputs other than Level 1 prices, such as quotes prices for similar instruments, quotes prices in market that are not active, and inputs to model-derived

                                      A55
        valuations that are not directly observable or can be corroborated by observable market data.

        Level 3--Unobservable inputs supported by little or no market activity and often requiring significant judgment or estimation, such as an entity's own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

        All investment assets of each subaccount are classified as Level 1. The Account invests in open-ended mutual funds, available to contract holders of variable annuity insurance policies. Contract holders may, without restriction, transact at the daily Net Asset Value(s) ("NAV") of the mutual funds. The NAV represents the daily per share value of the portfolio of investments of the mutual funds, at which sufficient volumes of transactions occur.

        As all assets of the account are classified as Level 1, no reconciliation of Level 3 assets and change in unrealized gains (losses) for Level 3 assets still held as of December 31, 2008 are presented.

Note 4: Taxes

        Pruco Life is taxed as a "life insurance company" as defined by the Internal Revenue Code. The results of operations of the Account form a part of PFI's consolidated federal tax return. Under current federal law, no federal income taxes are payable by the Account. As such, no provision for tax liability has been recorded in these financial statements. Pruco Life Management will review periodically the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the contracts.

Note 5: Purchases and Sales of Investments

        The aggregate costs of purchases and proceeds from sales, excluding distributions received and invested, of investments in the portfolios for the year ended December 31, 2008 were as follows:

                                                                    Purchases       Sales
                                                                   ------------ -------------
Prudential Money Market Portfolio................................. $237,800,865 $(155,343,207)
Prudential Diversified Bond Portfolio............................. $  2,224,459 $ (61,558,657)
Prudential Equity Portfolio....................................... $  3,673,118 $ (57,458,174)
Prudential Flexible Managed Portfolio............................. $     69,614 $  (4,352,441)
Prudential Conservative Balanced Portfolio........................ $    170,390 $  (6,529,510)
Prudential Value Portfolio........................................ $  6,547,124 $ (70,059,817)
Prudential High Yield Bond Portfolio.............................. $    220,028 $ (34,339,204)
Prudential Natural Resources Portfolio............................ $    876,977 $  (4,787,968)
Prudential Stock Index Portfolio.................................. $  6,643,573 $ (85,058,228)
Prudential Global Portfolio....................................... $  3,549,379 $ (21,453,929)
Prudential Jennison Portfolio..................................... $  3,885,614 $ (76,189,412)
Prudential Small Capitalization Stock Portfolio................... $    895,031 $ (17,914,874)
T. Rowe Price International Stock Portfolio....................... $  1,169,766 $  (6,449,420)
T. Rowe Price Equity Income Portfolio............................. $    305,304 $ (19,908,985)
Premier VIT OpCap Managed Portfolio............................... $     35,584 $ (21,708,958)
Premier VIT NACM Small Cap Portfolio.............................. $    124,768 $ (10,358,426)
AIM V.I. Core Equity Fund......................................... $      8,404 $ (27,144,434)
Janus Aspen Large Cap Growth Portfolio - Institutional Shares..... $    215,985 $ (15,699,513)
Janus Aspen International Growth Portfolio - Institutional Shares. $    589,005 $ (38,892,855)
MFS VIT Research Bond Series - Initial Class...................... $    100,315 $  (5,105,101)
MFS VIT Growth Series - Initial Class............................. $    316,902 $ (14,631,957)
Credit Suisse Trust Global Small Cap Portfolio.................... $    234,986 $  (2,518,022)
American Century VP Value Fund.................................... $     96,786 $  (8,734,566)
Franklin Templeton Small-Mid Cap Growth Securities Fund........... $    436,441 $  (6,230,335)

                                      A56

                                                             Purchases       Sales
                                                            ------------ -------------
Prudential Jennison 20/20 Focus Portfolio.................. $  2,189,428 $ (12,440,322)
Prudential Diversified Conservative Growth Portfolio....... $  2,175,432 $ (20,234,920)
Davis Value Portfolio...................................... $  1,145,243 $ (12,410,686)
AllianceBernstein Large Cap Growth Portfolio............... $    444,957 $  (1,629,242)
Prudential SP T.Rowe Price Large - Cap Growth Portfolio.... $    891,001 $ (56,390,883)
Prudential SP Davis Value Portfolio........................ $  5,885,845 $ (35,680,599)
Prudential SP Small Cap Value Portfolio.................... $  5,194,537 $ (34,063,685)
Prudential SP Small Cap Growth Portfolio................... $    759,622 $ (37,512,233)
Prudential SP PIMCO Total Return Portfolio................. $ 58,517,172 $(114,857,253)
Prudential SP PIMCO High Yield Portfolio................... $  3,550,275 $ (34,649,772)
Janus Aspen Large Cap Growth Portfolio - Service Shares.... $  1,182,291 $  (3,805,846)
Prudential SP Large Cap Value Portfolio.................... $    939,639 $ (79,708,941)
Prudential SP AIM Core Equity Portfolio.................... $    350,302 $ (27,733,510)
Prudential SP Strategic Partners Focused Growth Portfolio.. $  2,077,800 $ (5,844,433)
Prudential SP Mid Cap Growth Portfolio..................... $  2,153,062 $ (17,373,030)
SP Prudential U.S. Emerging Growth Portfolio............... $  4,494,012 $ (29,509,441)
Prudential SP Conservative Asset Allocation Portfolio...... $ 36,729,860 $(116,749,673)
Prudential SP Balanced Asset Allocation Portfolio.......... $ 22,272,729 $(198,227,541)
Prudential SP Growth Asset Allocation Portfolio............ $ 13,560,723 $(155,952,391)
Prudential SP Aggressive Growth Asset Allocation Portfolio. $  1,339,901 $ (22,717,697)
Prudential SP International Growth Portfolio............... $  7,388,459 $ (20,282,560)
Prudential SP International Value Portfolio................ $  3,539,307 $ (25,319,066)
Evergreen VA Diversified Capital Builder Fund.............. $     76,189 $    (169,195)
Evergreen VA Growth Fund................................... $     92,906 $    (243,711)
Evergreen VA Omega Fund.................................... $     26,178 $    (453,675)
Evergreen VA Special Values Fund........................... $    251,696 $  (1,415,599)
Evergreen VA International Equity Fund..................... $     96,714 $    (323,493)
Evergreen VA Fundamental Large Cap Fund.................... $    259,033 $    (764,835)
AST AllianceBernstein Growth & Income Portfolio............ $  4,073,698 $  (3,628,309)
AST American Century Income & Growth Portfolio............. $  3,439,937 $  (2,176,707)
AST Schroders Multi Asset World Strategies Portfolio....... $ 45,597,155 $ (29,725,660)
AST Cohen & Steers Realty Portfolio........................ $  6,028,063 $  (6,179,044)
AST UBS Dynamic Alpha Portfolio............................ $209,951,642 $(110,126,683)
AST DeAM Large-Cap Value Portfolio......................... $  2,295,889 $  (8,412,730)
AST Neuberger Berman Small-Cap Growth Portfolio............ $  2,346,015 $  (2,313,287)
AST DeAM Small-Cap Value Portfolio......................... $    564,286 $  (5,076,523)
AST High Yield Portfolio................................... $  2,536,438 $  (2,979,581)
AST Federated Aggressive Growth Portfolio.................. $  2,259,173 $  (4,160,927)
AST Mid-Cap Value Portfolio................................ $  1,728,414 $  (2,025,953)
AST Small-Cap Value Portfolio.............................. $  8,692,425 $  (4,035,732)
AST Goldman Sachs Concentrated Growth Portfolio............ $  6,737,674 $  (6,347,978)
AST Goldman Sachs Mid-Cap Growth Portfolio................. $  4,594,995 $  (4,410,735)
AST Large-Cap Value Portfolio.............................. $ 78,812,676 $ (12,098,522)
AST Lord Abbett Bond-Debenture Portfolio................... $  3,725,721 $  (4,917,321)
AST Marsico Capital Growth Portfolio....................... $ 34,152,660 $ (10,545,796)
AST MFS Growth Portfolio................................... $  4,870,388 $  (3,216,711)
AST Neuberger Berman Mid-Cap Growth Portfolio.............. $  4,686,768 $  (8,203,582)
AST Neuberger Berman/LSV Mid-Cap Value Portfolio........... $  3,332,171 $  (5,326,537)
AST PIMCO Limited Maturity Bond Portfolio.................. $ 34,323,679 $ (15,878,366)
AST AllianceBernstein Core Value Portfolio................. $  1,702,102 $  (2,637,394)
AST QMA US Equity Alpha.................................... $  1,634,038 $  (1,712,507)
AST T. Rowe Price Natural Resources Portfolio.............. $ 43,312,513 $ (39,494,759)
AST T. Rowe Price Asset Allocation Portfolio............... $173,571,351 $(139,311,707)
AST MFS Global Equity Portfolio............................ $  3,624,040 $  (2,790,712)
AST JPMorgan International Equity Portfolio................ $  6,877,335 $  (6,046,000)
AST T. Rowe Price Global Bond Portfolio.................... $ 27,615,423 $ (19,123,679)
AST Aggressive Asset Allocation Portfolio.................. $ 16,070,357 $ (11,936,291)
AST Capital Growth Asset Allocation Portfolio.............. $587,941,879 $(710,015,499)
AST Academic Strategies Asset Allocation Portfolio......... $457,941,312 $(498,711,287)
AST Balanced Asset Allocation Portfolio.................... $445,154,161 $(284,827,733)
AST Preservation Asset Allocation Portfolio................ $285,178,596 $(111,690,110)

                                      A57

                                                         Purchases        Sales
                                                       -------------- -------------
AST First Trust Balanced Target Portfolio............. $  155,257,064 $(133,671,424)
AST First Trust Capital Appreciation Target Portfolio. $  231,824,046 $(222,109,344)
AST Advanced Strategies Portfolio..................... $  263,335,644 $(249,653,676)
AST T. Rowe Price Large-Cap Growth Portfolio.......... $   56,284,559 $  (7,309,811)
AST Money Market Portfolio............................ $   96,857,635 $ (45,246,444)
AST Small-Cap Growth Portfolio........................ $   37,457,551 $  (5,255,409)
AST PIMCO Total Return Bond Portfolio................. $   25,654,058 $  (8,107,192)
AST International Value Portfolio..................... $    3,383,504 $  (2,702,421)
AST International Growth Portfolio.................... $    4,270,187 $  (2,093,944)
Gartmore NVIT Developing Markets Fund................. $    6,095,933 $ (12,699,898)
AST Western Asset Core Plus Bond Portfolio............ $    7,351,395 $  (2,209,181)
AST Investment Grade Bond Portfolio................... $1,203,108,624 $(566,451,063)
AST Bond Portfolio 2018............................... $   41,909,575 $ (22,496,867)
AST Bond Portfolio 2019............................... $   21,803,197 $  (5,779,377)
AST Global Real Estate Portfolio...................... $      243,794 $     (55,065)
AST Parametric Emerging Markets Equity Portfolio...... $      742,172 $    (141,107)
AST Focus Four Plus Portfolio......................... $   12,855,629 $  (5,205,243)
Franklin Templeton VIP Founding Funds Allocation Fund. $   52,572,747 $ (25,000,947)
AST Goldman Sachs Small-Cap Value Portfolio........... $      863,745 $    (253,551)
AST CLS Growth Asset Allocation Portfolio............. $   28,523,405 $ (13,753,958)
AST CLS Moderate Asset Allocation Portfolio........... $   44,234,453 $ (17,792,943)
AST Horizon Growth Asset Allocation Portfolio......... $   17,140,964 $  (7,566,313)
AST Horizon Moderate Asset Allocation Portfolio....... $   28,970,479 $ (10,622,278)
AST Niemann Capital Growth Asset Allocation Portfolio. $   11,516,363 $  (5,169,392)
ProFund VP Consumer Services.......................... $       14,022 $      (3,784)
ProFund VP Consumer Goods Portfolio................... $      172,582 $    (106,801)
ProFund VP Financials................................. $      401,678 $    (164,115)
ProFund VP Healthcare................................. $      327,152 $    (144,845)
ProFund VP Industrials................................ $       67,601 $     (14,911)
ProFund VP Mid-Cap Growth............................. $      256,905 $    (162,145)
ProFund VP Mid-Cap Value.............................. $      137,472 $     (85,890)
ProFund VP Real Estate................................ $       68,506 $      (9,751)
ProFund VP Small-Cap Growth........................... $      159,094 $     (98,696)
ProFund VP Small-Cap Value............................ $       58,700 $     (36,546)
ProFund VP Telecommunications......................... $       49,738 $     (12,036)
ProFund VP Utilities.................................. $       46,387 $      (8,655)
ProFund VP Large-Cap Growth........................... $        9,799 $         (46)
ProFund VP Large-Cap Value............................ $       19,732 $        (120)

Note 6: Related Party Transactions

        PFI and its affiliates perform various services on behalf of the Series Funds in which the Account invests and may receive fees for the services performed. These services include, among other things, shareholder communications, preparation, postage, fund transfer agency and various other record keeping and customer service functions.

        The Series Funds have management agreements with Prudential Investment LLC ("PI") and AST Investment Services, Inc, indirect, wholly-owned subsidiaries of PFI (together the "Investment Managers"). Pursuant to these agreements, the Investment Managers have responsibility for all investment advisory services and supervise the subadvisors' performance of such services. The Investment Managers entered into subadvisory agreements with several subadvisors, including Prudential Investment Management, Inc. and Jennison Associates LLC, which are indirect, wholly-owned subsidiaries of PFI.

        The Prudential Series Fund has a distribution agreement with Prudential Investment Management Services LLC ("PIMS"), an indirect, wholly-owned subsidiary of PFI, which acts as the distributor of the Class I and Class II shares of the Series Fund. No distribution or service fees are paid to PIMS as distributor of the Class I shares of the Series Fund.

                                      A58

        The Investment Managers have agreed to reimburse certain portfolios of the Series Funds the portion of the management fee for that Portfolio equal to the amount that the aggregate annual ordinary operating expenses (excluding interest, taxes, and brokerage commissions) exceeds various agreed upon percentages of the portfolio's average daily net assets.

Note 7: Financial Highlights

        Pruco Life sells a number of variable annuity products that are funded by the Account. These products have unique combinations of features and fees that are charged against the contract owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios and total returns.

        The following table was developed by determining which products offered by Pruco Life and funded by the Account have the lowest and highest expense ratio. Only product designs within each subaccount that had units outstanding during the respective periods were considered when determining the lowest and highest expense ratio. The summary may not reflect the minimum and maximum contract charges offered by Pruco Life as contract owners may not have selected all available and applicable contract options.

                               At year ended                              For year ended
                   --------------------------------------  -----------------------------------------------
                                                    Net    Investment
                   Units        Unit Value         Assets    Income   Expense Ratio**     Total Return***
                   (000s)    Lowest -- Highest     (000s)    Ratio*   Lowest -- Highest  Lowest -- Highest
                   ------- ---------------------  -------- ---------- -----------------  ------------------
                                            Prudential Money Market Portfolio
                   --------------------------------------------------------------------------------------
December 31, 2008  322,560 $1.05484 to  $10.69759 $382,009   2.58%    1.00%  to   2.45%    0.19% to    1.63%
December 31, 2007  244,095 $1.04749 to  $10.66982 $291,003   4.93%    1.00%  to   2.20%    2.79% to    3.63%
December 31, 2006  223,442 $1.01572 to  $10.36025 $258,478   4.67%    1.35%  to   2.00%    2.67% to    3.35%
December 31, 2005  183,246 $0.98795 to  $ 1.26691 $209,879   2.84%    1.35%  to   2.00%    0.88% to    1.54%
December 31, 2004  213,892 $0.97813 to  $ 1.24840 $243,516   1.00%    1.35%  to   2.00%   -0.93% to   -0.33%

                                          Prudential Diversified Bond Portfolio
                   --------------------------------------------------------------------------------------
December 31, 2008  144,786 $1.36361 to  $ 1.63556 $236,342   5.11%    1.35%  to   1.65%   -5.02% to   -4.74%
December 31, 2007  177,980 $1.43562 to  $ 1.71791 $305,167   5.00%    1.35%  to   1.65%    4.00% to    4.31%
December 31, 2006  203,399 $1.38043 to  $ 1.64793 $334,597   4.86%    1.35%  to   1.65%    3.28% to    3.59%
December 31, 2005  241,749 $1.33655 to  $ 1.59160 $384,058   5.25%    1.35%  to   1.65%    1.61% to    1.91%
December 31, 2004  283,870 $1.31540 to  $ 1.56260 $442,817   4.38%    1.35%  to   1.65%    3.87% to    4.18%

                                               Prudential Equity Portfolio
                   --------------------------------------------------------------------------------------
December 31, 2008  155,514 $0.80955 to  $ 1.37073 $197,063   1.44%    1.35%  to   2.00%  -39.37% to  -38.98%
December 31, 2007  183,783 $1.33060 to  $ 2.24766 $382,486   1.01%    1.35%  to   2.00%    7.17% to    7.86%
December 31, 2006  215,288 $1.23731 to  $ 2.08496 $417,027   1.04%    1.35%  to   2.00%   10.37% to   11.08%
December 31, 2005  249,850 $1.11720 to  $ 1.87806 $438,393   0.96%    1.35%  to   2.00%    9.29% to    9.98%
December 31, 2004  266,362 $1.01871 to  $ 1.70828 $435,764   1.24%    1.35%  to   2.00%    7.77% to    8.46%

                                          Prudential Flexible Managed Portfolio
                   --------------------------------------------------------------------------------------
December 31, 2008   10,713 $1.42078 to  $ 1.42078 $ 15,220   2.99%    1.40%  to   1.40%  -25.86% to  -25.86%
December 31, 2007   13,097 $1.91640 to  $ 1.91640 $ 25,100   2.25%    1.40%  to   1.40%    4.89% to    4.89%
December 31, 2006   15,163 $1.82712 to  $ 1.82712 $ 27,704   2.03%    1.40%  to   1.40%   10.62% to   10.62%
December 31, 2005   17,773 $1.65164 to  $ 1.65164 $ 29,354   2.01%    1.40%  to   1.40%    2.73% to    2.73%
December 31, 2004   21,202 $1.60781 to  $ 1.60781 $ 34,089   1.48%    1.40%  to   1.40%    9.21% to    9.21%

                                       Prudential Conservative Balanced Portfolio
                   --------------------------------------------------------------------------------------
December 31, 2008   16,534 $1.42042 to  $ 1.42042 $ 23,485   3.49%    1.40%  to   1.40%  -22.49% to  -22.49%
December 31, 2007   20,216 $1.83259 to  $ 1.83259 $ 37,048   2.81%    1.40%  to   1.40%    4.65% to    4.65%
December 31, 2006   23,410 $1.75118 to  $ 1.75118 $ 40,995   2.65%    1.40%  to   1.40%    8.91% to    8.91%
December 31, 2005   28,153 $1.60793 to  $ 1.60793 $ 45,268   2.44%    1.40%  to   1.40%    2.01% to    2.01%
December 31, 2004   34,197 $1.57630 to  $ 1.57630 $ 53,905   2.04%    1.40%  to   1.40%    6.54% to    6.54%

                                               Prudential Value Portfolio
                   --------------------------------------------------------------------------------------
December 31, 2008  129,517 $0.88118 to  $ 1.71665 $188,188   1.86%    1.35%  to   2.00%  -43.43% to  -43.07%
December 31, 2007  158,069 $1.55562 to  $ 3.01663 $400,689   1.31%    1.35%  to   2.00%    1.15% to    1.81%
December 31, 2006  186,033 $1.53477 to  $ 2.96458 $465,824   1.44%    1.35%  to   2.00%   17.60% to   18.35%
December 31, 2005  196,035 $1.30259 to  $ 2.50630 $426,327   1.37%    1.35%  to   2.00%   14.39% to   15.11%
December 31, 2004  202,438 $1.13655 to  $ 2.17838 $396,997   1.36%    1.35%  to   2.00%   14.03% to   14.76%

                                      A59

                               At year ended                             For year ended
                   -------------------------------------  -----------------------------------------------
                                                   Net    Investment
                   Units        Unit Value        Assets    Income   Expense Ratio**     Total Return***
                   (000s)   Lowest -- Highest     (000s)    Ratio*   Lowest -- Highest  Lowest -- Highest
                   ------- --------------------  -------- ---------- -----------------  ------------------
                                          Prudential High Yield Bond Portfolio
                   -------------------------------------------------------------------------------------
December 31, 2008   74,439 $1.03639 to  $1.28867 $ 95,747   8.53%    1.35%  to   1.65%  -23.54% to  -23.32%
December 31, 2007   95,300 $1.35549 to  $1.68122 $159,924   7.01%    1.35%  to   1.65%    0.96% to    1.26%
December 31, 2006  111,866 $1.34263 to  $1.66129 $185,506   7.73%    1.35%  to   1.65%    8.44% to    8.77%
December 31, 2005  133,431 $1.23810 to  $1.52788 $203,527   6.74%    1.35%  to   1.65%    1.74% to    2.01%
December 31, 2004  160,681 $1.21693 to  $1.49829 $240,357   7.23%    1.35%  to   1.65%    8.52% to    8.84%

                                         Prudential Natural Resources Portfolio
                   -------------------------------------------------------------------------------------
December 31, 2008    2,069 $4.22664 to  $4.22664 $  8,745   0.79%    1.40%  to   1.40%  -53.65% to  -53.65%
December 31, 2007    2,521 $9.11983 to  $9.11983 $ 22,994   0.60%    1.40%  to   1.40%   46.23% to   46.23%
December 31, 2006    2,954 $6.23651 to  $6.23651 $ 18,425   1.93%    1.40%  to   1.40%   20.51% to   20.51%
December 31, 2005    3,343 $5.17504 to  $5.17504 $ 17,303   0.00%    1.40%  to   1.40%   53.76% to   53.76%
December 31, 2004    3,501 $3.36558 to  $3.36558 $ 11,783   3.40%    1.40%  to   1.40%   23.45% to   23.45%

                                            Prudential Stock Index Portfolio
                   -------------------------------------------------------------------------------------
December 31, 2008  252,566 $0.61713 to  $1.39552 $288,792   2.26%    1.35%  to   2.00%  -38.18% to  -37.77%
December 31, 2007  299,309 $0.99525 to  $2.24407 $551,545   1.51%    1.35%  to   2.00%    3.03% to    3.69%
December 31, 2006  353,178 $0.96309 to  $2.16530 $631,250   1.56%    1.35%  to   2.00%   13.28% to   14.02%
December 31, 2005  407,098 $0.84766 to  $1.90012 $645,583   1.47%    1.35%  to   2.00%    2.50% to    3.14%
December 31, 2004  443,160 $0.82464 to  $1.84300 $693,094   1.64%    1.35%  to   2.00%    8.29% to    8.98%

                                              Prudential Global Portfolio
                   -------------------------------------------------------------------------------------
December 31, 2008   57,722 $0.60723 to  $1.31055 $ 65,031   1.82%    1.35%  to   2.00%  -44.04% to  -43.68%
December 31, 2007   67,856 $1.08191 to  $2.32839 $135,883   1.05%    1.35%  to   2.00%    8.30% to    9.00%
December 31, 2006   76,284 $0.99602 to  $2.13726 $140,710   0.65%    1.35%  to   2.00%   17.31% to   18.05%
December 31, 2005   83,554 $0.84666 to  $1.81132 $131,804   0.61%    1.35%  to   2.00%   13.80% to   14.53%
December 31, 2004   92,115 $0.74184 to  $1.58248 $128,221   0.99%    1.35%  to   2.00%    7.44% to    8.13%

                                             Prudential Jennison Portfolio
                   -------------------------------------------------------------------------------------
December 31, 2008  223,476 $0.47008 to  $1.35460 $246,262   0.52%    1.35%  to   2.00%  -38.51% to  -38.11%
December 31, 2007  269,108 $0.76233 to  $2.19002 $479,398   0.28%    1.35%  to   2.00%    9.79% to   10.50%
December 31, 2006  323,560 $0.69237 to  $1.98290 $525,273   0.28%    1.35%  to   2.00%   -0.20% to    0.44%
December 31, 2005  372,673 $0.69178 to  $1.97537 $609,136   0.10%    1.35%  to   2.00%   12.31% to   13.05%
December 31, 2004  421,800 $0.61411 to  $1.74849 $620,026   0.45%    1.35%  to   2.00%    7.49% to    8.18%

                                    Prudential Small Capitalization Stock Portfolio
                   -------------------------------------------------------------------------------------
December 31, 2008   28,369 $1.39606 to  $2.09568 $ 51,677   1.16%    1.35%  to   1.65%  -32.16% to  -31.96%
December 31, 2007   35,286 $2.05789 to  $3.08163 $ 94,435   0.55%    1.35%  to   1.65%   -2.16% to   -1.86%
December 31, 2006   43,383 $2.10323 to  $3.14174 $118,332   0.56%    1.35%  to   1.65%   12.81% to   13.15%
December 31, 2005   50,766 $1.86435 to  $2.77814 $122,366   0.59%    1.35%  to   1.65%    5.52% to    5.83%
December 31, 2004   56,066 $1.76674 to  $2.62630 $127,911   0.59%    1.35%  to   1.65%   20.06% to   20.42%

                                      T. Rowe Price International Stock Portfolio
                   -------------------------------------------------------------------------------------
December 31, 2008   21,047 $0.64232 to  $0.87049 $ 18,227   1.89%    1.35%  to   1.65%  -49.54% to  -49.39%
December 31, 2007   24,452 $1.27297 to  $1.72087 $ 41,885   1.33%    1.35%  to   1.65%   11.19% to   11.52%
December 31, 2006   29,145 $1.14486 to  $1.54392 $ 44,784   1.16%    1.35%  to   1.65%   17.17% to   17.51%
December 31, 2005   31,879 $0.97711 to  $1.31451 $ 41,741   1.57%    1.35%  to   1.65%   14.16% to   14.49%
December 31, 2004   35,382 $0.85590 to  $1.14869 $ 40,479   1.09%    1.35%  to   1.65%   11.92% to   12.27%

                                         T. Rowe Price Equity Income Portfolio
                   -------------------------------------------------------------------------------------
December 31, 2008   43,431 $0.98503 to  $1.51606 $ 65,377   2.30%    1.35%  to   1.65%  -37.15% to  -36.96%
December 31, 2007   52,567 $1.56731 to  $2.40627 $125,668   1.67%    1.35%  to   1.65%    1.58% to    1.88%
December 31, 2006   63,395 $1.54295 to  $2.36313 $148,936   1.55%    1.35%  to   1.65%   17.03% to   17.39%
December 31, 2005   75,165 $1.31837 to  $2.01408 $150,483   1.54%    1.35%  to   1.65%    2.23% to    2.54%
December 31, 2004   84,329 $1.28960 to  $1.96512 $164,796   1.56%    1.35%  to   1.65%   13.05% to   13.39%

                                          Premier VIT OpCap Managed Portfolio
                   -------------------------------------------------------------------------------------
December 31, 2008   62,795 $.083791 to  $1.21179 $ 76,068   3.15%    1.35%  to   1.65%  -29.98% to  -29.77%
December 31, 2007   76,643 $1.19659 to  $1.72622 $132,249   2.18%    1.35%  to   1.65%    1.26% to    1.56%
December 31, 2006   91,386 $1.18165 to  $1.70043 $155,331   1.81%    1.35%  to   1.65%    7.87% to    8.20%
December 31, 2005  110,586 $1.09540 to  $1.57237 $173,819   1.23%    1.35%  to   1.65%    3.58% to    3.89%
December 31, 2004  132,223 $1.05759 to  $1.51433 $200,148   1.54%    1.35%  to   1.65%    8.97% to    9.29%

                                      A60

                               At year ended                             For year ended
                   -------------------------------------  -----------------------------------------------
                                                   Net    Investment
                   Units        Unit Value        Assets    Income   Expense Ratio**     Total Return***
                   (000s)   Lowest -- Highest     (000s)    Ratio*   Lowest -- Highest  Lowest -- Highest
                   ------- --------------------  -------- ---------- -----------------  ------------------
                                          Premier VIT NACM Small Cap Portfolio
                   -------------------------------------------------------------------------------------
December 31, 2008   20,849 $1.35126 to  $1.45680 $ 30,355   0.00%    1.35%  to   1.65%  -42.58% to  -42.41%
December 31, 2007   25,325 $2.35334 to  $2.53111 $ 64,058   0.00%    1.35%  to   1.65%   -1.06% to   -0.77%
December 31, 2006   31,549 $2.37865 to  $2.55214 $ 80,472   0.00%    1.35%  to   1.65%   22.07% to   22.43%
December 31, 2005   37,521 $1.94860 to  $2.08553 $ 78,204   0.00%    1.35%  to   1.65%   -1.56% to   -1.27%
December 31, 2004   46,585 $1.97949 to  $2.11349 $ 98,398   0.05%    1.35%  to   1.65%   15.97% to   16.31%

                                               AIM V.I. Core Equity Fund
                   -------------------------------------------------------------------------------------
December 31, 2008   72,675 $0.70126 to  $1.32547 $ 95,030   2.04%    1.35%  to   1.65%  -31.28% to  -31.08%
December 31, 2007   87,692 $1.02044 to  $1.92405 $166,656   1.04%    1.35%  to   1.65%    6.35% to    6.66%
December 31, 2006  105,519 $0.95952 to  $1.80467 $188,149   0.67%    1.35%  to   1.65%   14.81% to   15.16%
December 31, 2005   48,775 $0.83573 to  $1.56803 $ 75,486   1.43%    1.35%  to   1.65%    3.61% to    3.91%
December 31, 2004   58,701 $0.80658 to  $1.50970 $ 87,533   0.93%    1.35%  to   1.65%    7.19% to    7.52%

                             Janus Aspen Large Cap Growth Portfolio - Institutional Shares
                   -------------------------------------------------------------------------------------
December 31, 2008   51,812 $0.51888 to  $1.07198 $ 54,523   0.73%    1.35%  to   1.65%  -40.70% to  -40.53%
December 31, 2007   61,484 $0.87503 to  $1.80324 $109,043   0.70%    1.35%  to   1.65%   13.21% to   13.55%
December 31, 2006   73,096 $0.77290 to  $1.58878 $114,155   0.47%    1.35%  to   1.65%    9.57% to    9.91%
December 31, 2005   88,674 $0.70539 to  $1.44650 $126,204   0.33%    1.35%  to   1.65%    2.60% to    2.90%
December 31, 2004  108,636 $0.68751 to  $1.40646 $150,008   0.14%    1.35%  to   1.65%    2.81% to    3.13%

                           Janus Aspen International Growth Portfolio - Institutional Shares
                   -------------------------------------------------------------------------------------
December 31, 2008   48,523 $1.16037 to  $2.07911 $ 99,657   1.20%    1.35%  to   1.65%  -52.89% to  -52.75%
December 31, 2007   58,643 $2.46327 to  $4.40276 $254,812   0.61%    1.35%  to   1.65%   26.22% to   26.60%
December 31, 2006   70,571 $1.95154 to  $3.47954 $242,355   1.95%    1.35%  to   1.65%   44.65% to   45.08%
December 31, 2005   81,367 $1.34919 to  $2.39973 $192,824   1.20%    1.35%  to   1.65%   30.16% to   30.54%
December 31, 2004   94,695 $1.03659 to  $1.83930 $172,017   0.90%    1.35%  to   1.65%   17.02% to   17.35%

                                      MFS VIT Research Bond Series - Initial Class
                   -------------------------------------------------------------------------------------
December 31, 2008   15,464 $0.69863 to  $1.12501 $ 17,310   0.54%    1.35%  to   1.65%  -37.13% to  -36.94%
December 31, 2007   18,594 $1.11117 to  $1.78496 $ 33,009   0.72%    1.35%  to   1.65%   11.36% to   11.69%
December 31, 2006   22,867 $0.99783 to  $1.59906 $ 36,354   0.52%    1.35%  to   1.65%    8.69% to    8.99%
December 31, 2005   27,680 $0.91808 to  $1.46772 $ 40,404   0.49%    1.35%  to   1.65%    6.06% to    6.37%
December 31, 2004   33,162 $0.86562 to  $1.38048 $ 45,567   1.08%    1.35%  to   1.65%   13.97% to   14.31%

                                         MFS VIT Growth Series - Initial Class
                   -------------------------------------------------------------------------------------
December 31, 2008   45,316 $0.58889 to  $1.09086 $ 49,106   0.23%    1.35%  to   1.65%  -38.43% to  -38.25%
December 31, 2007   54,292 $0.95653 to  $1.76744 $ 95,336   0.00%    1.35%  to   1.65%   19.20% to   19.55%
December 31, 2006   66,215 $0.80244 to  $1.47914 $ 97,350   0.00%    1.35%  to   1.65%    6.16% to    6.45%
December 31, 2005   80,363 $0.75590 to  $1.39011 $111,071   0.00%    1.35%  to   1.65%    7.43% to    7.75%
December 31, 2004   98,291 $0.70362 to  $1.29091 $126,133   0.00%    1.35%  to   1.65%   11.13% to   11.46%

                                     Credit Suisse Trust Global Small Cap Portfolio
                   -------------------------------------------------------------------------------------
December 31, 2008   11,498 $0.53763 to  $0.71365 $  8,187   1.76%    1.35%  to   1.65%  -47.62% to  -47.46%
December 31, 2007   13,308 $1.02639 to  $1.35908 $ 18,050   0.00%    1.35%  to   1.65%   -5.52% to   -5.24%
December 31, 2006   15,776 $1.08635 to  $1.43500 $ 22,593   0.00%    1.35%  to   1.65%   11.39% to   11.70%
December 31, 2005   19,130 $0.97531 to  $1.28530 $ 24,548   0.00%    1.35%  to   1.65%   14.26% to   14.59%
December 31, 2004   22,247 $0.85361 to  $1.12210 $ 24,922   0.00%    1.35%  to   1.65%   16.07% to   16.42%

                                             American Century VP Value Fund
                   -------------------------------------------------------------------------------------
December 31, 2008   17,240 $1.25041 to  $1.50461 $ 25,826   2.56%    1.35%  to   1.65%  -27.97% to  -27.75%
December 31, 2007   21,699 $1.73593 to  $2.08379 $ 44,987   1.66%    1.35%  to   1.65%   -6.68% to   -6.41%
December 31, 2006   26,126 $1.86028 to  $2.22761 $ 57,938   1.42%    1.35%  to   1.65%   16.73% to   17.08%
December 31, 2005   30,623 $1.59361 to  $1.90364 $ 58,037   0.90%    1.35%  to   1.65%    3.33% to    3.63%
December 31, 2004   34,892 $1.54228 to  $1.83772 $ 63,894   1.01%    1.35%  to   1.65%   12.49% to   12.81%

                                Franklin Templeton Small-Mid Cap Growth Securities Fund
                   -------------------------------------------------------------------------------------
December 31, 2008   19,232 $0.61753 to  $1.06167 $ 19,939   0.00%    1.35%  to   1.65%  -43.43% to  -43.26%
December 31, 2007   22,773 $1.09168 to  $1.87203 $ 41,618   0.00%    1.35%  to   1.65%    9.41% to    9.75%
December 31, 2006   27,564 $0.99775 to  $1.70655 $ 45,925   0.00%    1.35%  to   1.65%    6.93% to    7.25%
December 31, 2005   33,253 $0.93308 to  $1.59202 $ 51,693   0.00%    1.35%  to   1.65%    3.08% to    3.40%
December 31, 2004   39,929 $0.90516 to  $1.54056 $ 60,060   0.00%    1.35%  to   1.65%    9.66% to    9.99%

                                      A61

                               At year ended                              For year ended
                   --------------------------------------  -----------------------------------------------
                                                    Net    Investment
                   Units        Unit Value         Assets    Income   Expense Ratio**     Total Return***
                   (000s)    Lowest -- Highest     (000s)    Ratio*   Lowest -- Highest  Lowest -- Highest
                   ------- ---------------------  -------- ---------- -----------------  ------------------
                                        Prudential Jennison 20/20 Focus Portfolio
                   --------------------------------------------------------------------------------------
December 31, 2008   38,183 $1.00550 to  $ 1.05981 $ 40,440   0.56%    1.35%  to   1.65%  -40.14% to  -39.96%
December 31, 2007   44,588 $1.67967 to  $ 1.76615 $ 78,700   0.56%    1.35%  to   1.65%    8.79% to    9.12%
December 31, 2006   52,651 $1.54401 to  $ 1.61949 $ 85,221   0.40%    1.35%  to   1.65%   12.28% to   12.61%
December 31, 2005   52,853 $1.37511 to  $ 1.43892 $ 76,014   0.24%    1.35%  to   1.65%   19.62% to   19.98%
December 31, 2004   51,736 $1.14958 to  $ 1.20003 $ 62,053   0.10%    1.35%  to   1.65%   14.05% to   14.39%

                                  Prudential Diversified Conservative Growth Portfolio
                   --------------------------------------------------------------------------------------
December 31, 2008   69,129 $1.12804 to  $ 1.15893 $ 79,508   3.90%    1.35%  to   1.65%  -22.83% to  -22.60%
December 31, 2007   81,708 $1.46175 to  $ 1.49727 $121,479   3.29%    1.35%  to   1.65%    4.18% to    4.50%
December 31, 2006   92,717 $1.40304 to  $ 1.43284 $131,993   3.32%    1.35%  to   1.65%    5.19% to    5.51%
December 31, 2005  106,144 $1.33377 to  $ 1.35805 $143,304   3.13%    1.35%  to   1.65%    5.30% to    5.62%
December 31, 2004  123,176 $1.26658 to  $ 1.28576 $157,523   3.12%    1.35%  to   1.65%    7.79% to    8.11%

                                                  Davis Value Portfolio
                   --------------------------------------------------------------------------------------
December 31, 2008   39,032 $0.74684 to  $ 0.76620 $ 29,758   0.93%    1.35%  to   1.65%  -41.30% to  -41.12%
December 31, 2007   48,817 $1.27220 to  $ 1.30132 $ 63,255   1.06%    1.35%  to   1.65%    2.92% to    3.24%
December 31, 2006   57,391 $1.23605 to  $ 1.26051 $ 72,077   0.76%    1.35%  to   1.65%   13.13% to   13.48%
December 31, 2005   61,958 $1.09258 to  $ 1.11081 $ 68,608   0.95%    1.35%  to   1.65%    7.67% to    7.99%
December 31, 2004   69,705 $1.01470 to  $ 1.02858 $ 71,511   0.83%    1.35%  to   1.65%   10.51% to   10.85%

                                      AllianceBernstein Large Cap Growth Portfolio
                   --------------------------------------------------------------------------------------
December 31, 2008   10,045 $0.41663 to  $ 0.42781 $  4,273   0.00%    1.35%  to   1.65%  -40.80% to  -40.62%
December 31, 2007   11,891 $0.70378 to  $ 0.72051 $  8,527   0.00%    1.35%  to   1.65%   11.76% to   12.10%
December 31, 2006   15,195 $0.62974 to  $ 0.64277 $  9,727   0.00%    1.35%  to   1.65%   -2.26% to   -1.95%
December 31, 2005   17,225 $0.64427 to  $ 0.65558 $ 11,255   0.00%    1.35%  to   1.65%   12.98% to   13.30%
December 31, 2004   19,560 $0.57025 to  $ 0.57864 $ 11,286   0.00%    1.35%  to   1.65%    6.60% to    6.91%

                       Prudential SP T.Rowe Price Large-Cap Growth Portfolio (Expired May 1, 2008)
                   --------------------------------------------------------------------------------------
December 31, 2008        0 $0.00000 to  $ 0.00000 $      0   0.00%    1.40%  to   2.00%   -4.51% to   -4.31%
December 31, 2007   48,895 $0.78153 to  $ 1.58021 $ 58,021   0.23%    1.40%  to   2.00%    6.08% to    6.71%
December 31, 2006   54,219 $0.73459 to  $ 1.48086 $ 60,244   0.00%    1.40%  to   2.00%    3.84% to    4.46%
December 31, 2005   57,242 $0.70537 to  $ 1.41770 $ 59,791   0.00%    1.40%  to   2.00%   14.21% to   14.89%
December 31, 2004   60,177 $0.61576 to  $ 1.23406 $ 53,433   0.00%    1.40%  to   2.00%    4.01% to    4.65%

                                           Prudential SP Davis Value Portfolio
                   --------------------------------------------------------------------------------------
December 31, 2008  126,902 $0.77014 to  $ 1.03785 $115,973   1.48%    1.40%  to   2.00%  -41.06% to  -40.71%
December 31, 2007  148,469 $1.30281 to  $ 1.75049 $228,363   0.77%    1.40%  to   2.00%    2.52% to    3.13%
December 31, 2006  168,113 $1.26697 to  $ 1.69738 $250,553   0.82%    1.40%  to   2.00%   12.78% to   13.45%
December 31, 2005  185,836 $1.12018 to  $ 1.49631 $243,820   0.92%    1.40%  to   2.00%    7.38% to    8.02%
December 31, 2004  189,704 $1.04012 to  $ 1.38531 $228,840   0.40%    1.40%  to   2.00%   10.32% to   10.98%

                                         Prudential SP Small Cap Value Portfolio
                   --------------------------------------------------------------------------------------
December 31, 2008   94,790 $0.89606 to  $ 1.16633 $103,259   1.11%    1.35%  to   2.00%  -31.87% to  -31.43%
December 31, 2007  113,884 $1.31385 to  $ 1.70189 $181,132   0.71%    1.35%  to   2.00%   -5.53% to   -4.92%
December 31, 2006  132,316 $1.38934 to  $ 1.79078 $221,323   0.54%    1.35%  to   2.00%   12.36% to   13.08%
December 31, 2005  151,550 $1.23523 to  $ 1.58443 $224,147   0.52%    1.35%  to   2.00%    2.57% to    3.22%
December 31, 2004  149,233 $1.20315 to  $ 1.53719 $213,281   0.17%    1.35%  to   2.00%   18.32% to   19.07%

                             Prudential SP Small Cap Growth Portfolio (Expired May 1, 2008)
                   --------------------------------------------------------------------------------------
December 31, 2008        0 $0.00000 to  $ 0.00000 $      0   0.00%    1.35%  to   2.00%   -4.05% to   -3.84%
December 31, 2007   33,029 $0.70004 to  $ 1.49464 $ 38,340   0.00%    1.35%  to   2.00%    4.27% to    4.94%
December 31, 2006   37,498 $0.66939 to  $ 1.42492 $ 41,332   0.00%    1.40%  to   2.00%   10.18% to   10.85%
December 31, 2005   39,603 $0.60571 to  $ 1.28565 $ 39,328   0.00%    1.40%  to   2.00%    0.47% to    1.08%
December 31, 2004   38,777 $0.60112 to  $ 1.27212 $ 36,834   0.00%    1.40%  to   2.00%   -2.87% to   -2.29%

                                       Prudential SP PIMCO Total Return Portfolio
                   --------------------------------------------------------------------------------------
December 31, 2008  291,243 $1.11953 to  $10.76672 $366,115   5.03%    1.35%  to   2.15%   -2.30% to   -1.52%
December 31, 2007  332,989 $1.14412 to  $ 1.46251 $425,871   4.33%    1.35%  to   2.00%    7.29% to    7.97%
December 31, 2006  361,785 $1.06640 to  $10.22328 $430,529   4.22%    1.35%  to   2.50%    1.16% to    2.30%
December 31, 2005  398,806 $1.04909 to  $ 1.32513 $466,974   4.71%    1.35%  to   2.00%    0.37% to    1.03%
December 31, 2004  403,102 $1.04519 to  $ 1.31224 $471,428   1.95%    1.35%  to   2.00%    3.20% to    3.89%

                                      A62

                                At year ended                               For year ended
                   ----------------------------------------  -----------------------------------------------
                                                     Net     Investment
                   Units        Unit Value          Assets     Income   Expense Ratio**     Total Return***
                   (000s)    Lowest -- Highest      (000s)     Ratio*   Lowest -- Highest  Lowest -- Highest
                   ------- ---------------------  ---------- ---------- -----------------  ------------------
                                         Prudential SP PIMCO High Yield Portfolio
                   ----------------------------------------------------------------------------------------
December 31, 2008   95,717 $0.94423 to  $ 1.11527 $  101,735   8.07%    1.40%  to   2.00%  -26.97% to  -26.53%
December 31, 2007  117,649 $1.29298 to  $10.91469 $  170,618   6.99%    1.40%  to   2.45%    1.30% to    2.36%
December 31, 2006  130,998 $1.27068 to  $ 1.48318 $  186,032   7.32%    1.40%  to   2.00%    7.35% to    8.02%
December 31, 2005  145,355 $1.18368 to  $ 1.37312 $  191,575   6.47%    1.40%  to   2.00%    2.01% to    2.61%
December 31, 2004  146,925 $1.16040 to  $ 1.33818 $  189,300   6.80%    1.40%  to   2.00%    7.18% to    7.81%

                                  Janus Aspen Large Cap Growth Portfolio - Service Shares
                   ----------------------------------------------------------------------------------------
December 31, 2008   18,115 $0.43625 to  $ 0.96655 $   12,589   0.58%    1.40%  to   2.00%  -41.05% to  -40.70%
December 31, 2007   20,946 $0.73781 to  $ 1.62992 $   24,219   0.58%    1.40%  to   2.00%   12.54% to   13.21%
December 31, 2006   22,671 $0.65369 to  $ 1.43985 $   22,717   0.28%    1.40%  to   2.00%    8.96% to    9.60%
December 31, 2005   24,175 $0.59821 to  $ 1.31370 $   21,744   0.13%    1.40%  to   2.00%    1.98% to    2.59%
December 31, 2004   26,095 $0.58487 to  $ 1.28061 $   22,332   0.00%    1.40%  to   2.00%    2.16% to    2.77%

                               Prudential SP Large Cap Value Portfolio (Expired May 1, 2008)
                   ----------------------------------------------------------------------------------------
December 31, 2008        0 $0.00000 to  $ 0.00000 $        0   0.00%    1.35%  to   2.00%   -4.36% to   -4.15%
December 31, 2007   56,358 $1.28151 to  $ 1.66085 $   81,710   1.53%    1.35%  to   2.00%   -4.74% to   -4.13%
December 31, 2006   67,053 $1.34067 to  $ 1.73324 $  101,040   1.33%    1.35%  to   2.00%   16.16% to   16.89%
December 31, 2005   84,382 $1.15025 to  $ 1.48345 $  108,301   0.83%    1.35%  to   2.00%    4.56% to    5.24%
December 31, 2004   77,841 $1.09631 to  $ 1.41075 $   94,236   0.78%    1.35%  to   2.00%   15.44% to   16.19%

                               Prudential SP AIM Core Equity Portfolio (Expired May 1, 2008)
                   ----------------------------------------------------------------------------------------
December 31, 2008        0 $0.00000 to  $ 0.00000 $        0   0.00%    1.40%  to   2.00%   -1.68% to   -1.49%
December 31, 2007   22,730 $0.86100 to  $ 1.61162 $   27,702   1.07%    1.40%  to   2.00%    5.69% to    6.33%
December 31, 2006   25,837 $0.81229 to  $ 1.51572 $   29,521   0.94%    1.40%  to   2.00%   13.78% to   14.46%
December 31, 2005   28,460 $0.71174 to  $ 1.32432 $   28,299   1.03%    1.40%  to   2.00%    2.58% to    3.19%
December 31, 2004   28,927 $0.69173 to  $ 1.28542 $   27,334   0.46%    1.40%  to   2.00%    6.66% to    7.30%

                                 Prudential SP Strategic Partners Focused Growth Portfolio
                   ----------------------------------------------------------------------------------------
December 31, 2008   20,787 $0.49478 to  $ 0.99972 $   15,423   0.00%    1.35%  to   2.00%  -39.63% to  -39.24%
December 31, 2007   24,365 $0.81707 to  $ 1.64616 $   29,675   0.00%    1.35%  to   2.00%   12.96% to   13.69%
December 31, 2006   28,857 $0.72113 to  $ 1.44859 $   30,789   0.00%    1.35%  to   2.00%   -2.61% to   -1.98%
December 31, 2005   29,854 $0.73825 to  $ 1.47863 $   32,170   0.00%    1.35%  to   2.00%   12.89% to   13.61%
December 31, 2004   28,430 $0.65198 to  $ 1.30209 $   26,017   0.00%    1.35%  to   2.00%    8.42% to    9.11%

                                          Prudential SP Mid Cap Growth Portfolio
                   ----------------------------------------------------------------------------------------
December 31, 2008   68,431 $0.41627 to  $ 1.02887 $   47,009   0.00%    1.35%  to   2.00%  -43.69% to  -43.34%
December 31, 2007   83,212 $0.73705 to  $ 1.81642 $  100,293   0.21%    1.35%  to   2.00%   13.92% to   14.65%
December 31, 2006   99,310 $0.64505 to  $ 1.58504 $  103,544   0.00%    1.35%  to   2.00%   -3.86% to   -3.25%
December 31, 2005  118,076 $0.66904 to  $ 1.63898 $  124,278   0.00%    1.35%  to   2.00%    3.20% to    3.84%
December 31, 2004   95,143 $0.64649 to  $ 1.57888 $   92,650   0.00%    1.35%  to   2.00%   17.21% to   17.96%

                                       SP Prudential U.S. Emerging Growth Portfolio
                   ----------------------------------------------------------------------------------------
December 31, 2008   71,243 $0.67589 to  $ 1.48767 $   77,729   0.30%    1.35%  to   2.00%  -37.48% to  -37.08%
December 31, 2007   87,699 $1.07786 to  $ 2.36566 $  151,175   0.31%    1.35%  to   2.00%   14.52% to   15.25%
December 31, 2006  103,549 $0.93851 to  $ 2.05363 $  154,141   0.00%    1.35%  to   2.00%    7.44% to    8.13%
December 31, 2005  114,303 $0.87096 to  $ 1.90014 $  156,928   0.00%    1.35%  to   2.00%   15.47% to   16.21%
December 31, 2004   93,665 $0.75197 to  $ 1.63587 $  108,264   0.00%    1.35%  to   2.00%   19.01% to   19.78%

                                   Prudential SP Conservative Asset Allocation Portfolio
                   ----------------------------------------------------------------------------------------
December 31, 2008  284,455 $1.04905 to  $ 9.40041 $  389,810   3.13%    1.35%  to   2.75%  -22.35% to  -21.28%
December 31, 2007  339,433 $1.33711 to  $12.00521 $  578,395   2.96%    1.35%  to   2.75%    6.45% to    7.92%
December 31, 2006  376,140 $1.24325 to  $11.18453 $  592,998   3.48%    1.35%  to   2.75%    5.77% to    7.23%
December 31, 2005  413,947 $1.16340 to  $ 1.27471 $  603,052   1.25%    1.35%  to   2.00%    3.84% to    4.50%
December 31, 2004  368,692 $1.11720 to  $ 1.22048 $  432,866   1.32%    1.35%  to   2.00%    6.75% to    7.44%

                                     Prudential SP Balanced Asset Allocation Portfolio
                   ----------------------------------------------------------------------------------------
December 31, 2008  545,598 $0.90418 to  $ 8.71128 $  744,530   2.47%    1.35%  to   2.75%  -30.46% to  -29.50%
December 31, 2007  645,653 $1.28699 to  $12.42389 $1,246,648   2.17%    1.35%  to   2.75%    6.41% to    7.88%
December 31, 2006  710,507 $1.19704 to  $11.57861 $1,280,735   2.60%    1.35%  to   2.75%    7.73% to    9.22%
December 31, 2005  772,289 $1.09974 to  $ 1.38790 $1,263,780   0.81%    1.35%  to   2.00%    5.49% to    6.18%
December 31, 2004  636,614 $1.03936 to  $ 1.30793 $  772,350   0.75%    1.35%  to   2.00%    8.91% to    9.61%

                                      A63

                                 At year ended                               For year ended
                   -----------------------------------------  -----------------------------------------------
                                                      Net     Investment
                   Units         Unit Value          Assets     Income   Expense Ratio**     Total Return***
                   (000s)    Lowest -- Highest       (000s)     Ratio*   Lowest -- Highest  Lowest -- Highest
                   ------- ----------------------  ---------- ---------- -----------------  ------------------
                                      Prudential SP Growth Asset Allocation Portfolio
                   -----------------------------------------------------------------------------------------
December 31, 2008  410,509 $ 0.75284 to  $ 8.02802 $  576,128   1.71%    1.35%  to   2.75%  -38.07% to  -37.21%
December 31, 2007  486,656 $ 1.20299 to  $12.85451 $1,076,920   1.43%    1.35%  to   2.75%    6.29% to    7.77%
December 31, 2006  550,337 $ 1.12011 to  $11.99312 $1,137,566   1.88%    1.35%  to   2.75%    9.87% to   11.39%
December 31, 2005  593,163 $ 1.00920 to  $ 1.48911 $1,099,499   0.50%    1.35%  to   2.00%    7.10% to    7.79%
December 31, 2004  477,746 $ 0.93943 to  $ 1.38211 $  597,023   0.40%    1.35%  to   2.00%   10.83% to   11.54%

                                 Prudential SP Aggressive Growth Asset Allocation Portfolio
                   -----------------------------------------------------------------------------------------
December 31, 2008   73,262 $ 0.62940 to  $ 1.09146 $   71,930   1.08%    1.35%  to   2.00%  -43.32% to  -42.95%
December 31, 2007   87,310 $ 1.10722 to  $ 1.91433 $  150,328   0.89%    1.35%  to   2.00%    7.05% to    7.74%
December 31, 2006  100,341 $ 1.03126 to  $ 1.77768 $  159,375   1.90%    1.35%  to   2.00%   12.04% to   12.76%
December 31, 2005  112,979 $ 0.91771 to  $ 1.57741 $  159,065   0.16%    1.35%  to   2.00%    8.32% to    9.01%
December 31, 2004   92,089 $ 0.84470 to  $ 1.44765 $  117,544   0.05%    1.40%  to   2.00%   12.51% to   13.17%

                                        Prudential SP International Growth Portfolio
                   -----------------------------------------------------------------------------------------
December 31, 2008   54,358 $ 0.50159 to  $ 1.22951 $   48,943   1.65%    1.35%  to   2.00%  -51.27% to  -50.96%
December 31, 2007   63,064 $ 1.02639 to  $ 2.50846 $  114,846   0.68%    1.35%  to   2.00%   17.19% to   17.94%
December 31, 2006   67,134 $ 0.87322 to  $13.26174 $  104,183   1.78%    1.35%  to   2.50%   18.10% to   19.44%
December 31, 2005   65,436 $ 0.73359 to  $ 1.78245 $   83,908   0.59%    1.35%  to   2.00%   14.11% to   14.85%
December 31, 2004   58,453 $ 0.64107 to  $ 1.55290 $   63,262   0.19%    1.35%  to   2.00%   14.26% to   14.98%

                                        Prudential SP International Value Portfolio
                   -----------------------------------------------------------------------------------------
December 31, 2008   46,484 $ 0.76162 to  $ 1.32501 $   50,078   2.78%    1.40%  to   2.00%  -45.16% to  -44.83%
December 31, 2007   60,179 $ 1.38459 to  $ 2.40793 $  116,626   2.04%    1.40%  to   2.00%   15.75% to   16.44%
December 31, 2006   64,527 $ 1.19259 to  $ 2.07301 $  107,561   1.46%    1.40%  to   2.00%   26.57% to   27.32%
December 31, 2005   61,884 $ 0.93945 to  $ 1.63218 $   80,895   0.42%    1.40%  to   2.00%   11.54% to   12.21%
December 31, 2004   56,155 $ 0.83972 to  $ 1.45822 $   64,335   0.43%    1.40%  to   2.00%   13.54% to   14.21%

                                       Evergreen VA Diversified Capital Builder Fund
                   -----------------------------------------------------------------------------------------
December 31, 2008      874 $ 0.64479 to  $ 0.74642 $      642   0.00%    1.40%  to   1.85%  -46.50% to  -46.27%
December 31, 2007      940 $ 1.20006 to  $ 1.39050 $    1,290   4.14%    1.40%  to   1.85%    4.73% to    5.21%
December 31, 2006      971 $ 1.14068 to  $ 1.32299 $    1,271   2.47%    1.40%  to   1.85%    7.85% to    8.34%
December 31, 2005    1,017 $ 1.05290 to  $ 1.22238 $    1,234   2.41%    1.40%  to   1.85%    3.37% to    3.83%
December 31, 2004    1,326 $ 1.01405 to  $ 1.18087 $    1,554   0.86%    1.40%  to   1.85%    4.37% to    4.85%

                                                  Evergreen VA Growth Fund
                   -----------------------------------------------------------------------------------------
December 31, 2008      653 $ 0.81287 to  $ 1.10941 $      710   0.03%    1.40%  to   1.85%  -42.20% to  -41.94%
December 31, 2007      754 $ 1.40419 to  $ 1.91089 $    1,417   0.00%    1.40%  to   1.85%    9.02% to    9.51%
December 31, 2006      805 $ 1.28611 to  $ 1.74499 $    1,386   0.00%    1.40%  to   1.85%    9.02% to    9.51%
December 31, 2005      849 $ 1.17798 to  $ 1.59343 $    1,339   0.00%    1.40%  to   1.85%    4.59% to    5.06%
December 31, 2004    1,020 $ 1.12462 to  $ 1.51675 $    1,536   0.00%    1.40%  to   1.85%   11.80% to   12.29%

                                                  Evergreen VA Omega Fund
                   -----------------------------------------------------------------------------------------
December 31, 2008    1,436 $ 0.83157 to  $ 1.19969 $    1,685   0.00%    1.40%  to   1.85%  -28.52% to  -28.20%
December 31, 2007    1,720 $ 1.15820 to  $ 1.67096 $    2,822   0.53%    1.40%  to   1.85%    9.91% to   10.41%
December 31, 2006    1,986 $ 1.04897 to  $ 1.51345 $    2,962   0.00%    1.40%  to   1.85%    4.10% to    4.56%
December 31, 2005    2,203 $ 1.00323 to  $ 1.44748 $    3,141   0.20%    1.40%  to   1.85%    1.97% to    2.42%
December 31, 2004    2,484 $ 0.96898 to  $ 1.41333 $    3,469   0.00%    1.40%  to   1.85%    5.26% to    5.74%

                                              Evergreen VA Special Values Fund
                   -----------------------------------------------------------------------------------------
December 31, 2008    1,687 $ 1.02822 to  $ 1.20306 $    1,986   0.99%    1.40%  to   1.85%  -32.55% to  -32.25%
December 31, 2007    2,396 $ 1.52241 to  $ 1.77588 $    4,175   1.43%    1.40%  to   1.85%   -9.21% to   -8.80%
December 31, 2006    2,499 $ 1.67420 to  $ 1.94718 $    4,790   0.79%    1.40%  to   1.85%   19.35% to   19.87%
December 31, 2005    2,586 $ 1.40077 to  $ 1.62435 $    4,152   1.00%    1.40%  to   1.85%    8.75% to    9.24%
December 31, 2004    2,603 $ 1.28607 to  $ 1.48703 $    3,833   1.15%    1.40%  to   1.85%   18.19% to   18.71%

                            Evergreen VA International Equity Fund (available December 5, 2003)
                   -----------------------------------------------------------------------------------------
December 31, 2008      102 $10.91546 to  $11.16365 $    1,115   0.00%    1.40%  to   1.85%  -42.55% to  -42.30%
December 31, 2007      119 $19.00043 to  $19.34629 $    2,265   2.43%    1.40%  to   1.85%   12.90% to   13.41%
December 31, 2006      130 $16.82933 to  $17.05947 $    2,193   3.79%    1.40%  to   1.85%   20.93% to   21.46%
December 31, 2005      124 $13.91662 to  $14.04482 $    1,730   2.61%    1.40%  to   1.85%   13.90% to   14.40%
December 31, 2004       87 $12.21880 to  $12.27702 $    1,062   1.61%    1.40%  to   1.85%   17.04% to   17.56%

                                      A64

                               At year ended                              For year ended
                   --------------------------------------  -----------------------------------------------
                                                    Net    Investment
                   Units        Unit Value         Assets    Income   Expense Ratio**     Total Return***
                   (000s)   Lowest -- Highest      (000s)    Ratio*   Lowest -- Highest  Lowest -- Highest
                   ------ ----------------------  -------- ---------- -----------------  ------------------
                          Evergreen VA Fundamental Large Cap Fund (available December 5, 2003)
                   --------------------------------------------------------------------------------------
December 31, 2008     246 $ 8.08859 to  $ 9.46109 $  2,293   1.38%    1.40%  to   2.25%  -34.33% to  -33.78%
December 31, 2007     289 $14.03141 to  $14.28687 $  4,082   1.09%    1.40%  to   1.85%    6.31% to    6.79%
December 31, 2006     312 $13.19825 to  $13.37882 $  4,140   1.23%    1.40%  to   1.85%   10.63% to   11.12%
December 31, 2005     344 $11.93001 to  $12.03990 $  4,118   0.98%    1.40%  to   1.85%    7.04% to    7.51%
December 31, 2004     266 $11.14557 to  $11.19868 $  2,976   1.69%    1.40%  to   1.85%    7.23% to    7.70%

                       AST AllianceBernstein Growth & Income Portfolio (available March 14, 2005)
                   --------------------------------------------------------------------------------------
December 31, 2008   1,268 $ 6.41698 to  $ 7.21408 $  8,747   1.64%    1.15%  to   2.40%  -42.08% to  -36.88%
December 31, 2007   1,200 $11.34013 to  $12.33375 $ 14,251   1.20%    1.15%  to   2.10%    2.95% to    3.93%
December 31, 2006     587 $11.77136 to  $11.89718 $  6,827   0.47%    1.40%  to   2.00%   14.98% to   15.65%
December 31, 2005     115 $10.23808 to  $10.28681 $  1,177   0.00%    1.40%  to   2.00%    1.83% to    2.31%

                        AST American Century Income & Growth Portfolio (available March 14, 2005)
                   --------------------------------------------------------------------------------------
December 31, 2008     873 $ 6.57914 to  $ 7.56473 $  6,322   2.15%    1.00%  to   2.40%  -36.28% to  -30.56%
December 31, 2007     715 $10.76521 to  $11.75498 $  8,119   2.25%    1.15%  to   2.05%   -2.12% to   -1.25%
December 31, 2006     437 $11.80673 to  $11.93304 $  5,128   1.15%    1.40%  to   2.00%   14.57% to   15.25%
December 31, 2005     140 $10.30508 to  $10.35426 $  1,450   0.00%    1.40%  to   2.00%    2.37% to    2.86%

                     AST Schroders Multi Asset World Strategies Portfolio (available March 14, 2005)
                   --------------------------------------------------------------------------------------
December 31, 2008   3,114 $ 7.13279 to  $ 8.26716 $ 24,553   1.96%    0.95%  to   2.65%  -32.00% to  -27.07%
December 31, 2007   1,579 $10.87140 to  $12.00848 $ 18,235   3.52%    1.00%  to   2.65%    6.09% to    7.67%
December 31, 2006     261 $11.06202 to  $11.18026 $  2,875   1.17%    1.40%  to   2.00%    7.52% to    8.16%
December 31, 2005      87 $10.28803 to  $10.33700 $    900   0.03%    1.40%  to   2.00%    2.45% to    2.94%

                             AST Cohen & Steers Realty Portfolio (available March 14, 2005)
                   --------------------------------------------------------------------------------------
December 31, 2008   1,380 $ 5.02371 to  $ 8.21151 $ 10,255   4.90%    1.00%  to   2.40%  -36.58% to  -35.69%
December 31, 2007   1,384 $ 7.81223 to  $12.82033 $ 16,506   3.58%    1.00%  to   2.50%  -21.90% to  -20.85%
December 31, 2006   1,358 $15.92598 to  $16.23834 $ 21,308   0.84%    1.40%  to   2.50%   33.41% to   34.85%
December 31, 2005     443 $11.98449 to  $12.04155 $  5,325   0.02%    1.40%  to   2.00%   18.11% to   18.67%

                               AST UBS Dynamic Alpha Portfolio (available March 14, 2005)
                   --------------------------------------------------------------------------------------
December 31, 2008  12,707 $ 7.82060 to  $ 9.52935 $113,204   0.32%    0.95%  to   2.75%  -21.01% to  -18.39%
December 31, 2007   3,548 $10.39915 to  $11.72906 $ 39,597   1.61%    1.15%  to   2.65%   -0.70% to    0.78%
December 31, 2006     343 $11.54409 to  $11.66754 $  3,891   1.24%    1.40%  to   2.00%    8.97% to    9.61%
December 31, 2005      47 $10.59416 to  $10.64464 $    494   0.00%    1.40%  to   2.00%    5.78% to    6.28%

                              AST DeAM Large-Cap Value Portfolio (available March 14, 2005)
                   --------------------------------------------------------------------------------------
December 31, 2008   1,121 $ 6.32963 to  $ 7.95205 $  8,361   2.41%    1.00%  to   2.40%  -38.77% to  -37.92%
December 31, 2007   1,646 $10.19617 to  $12.86054 $ 20,277   1.06%    1.00%  to   2.45%   -1.25% to    0.02%
December 31, 2006   1,481 $12.75305 to  $12.88954 $ 18,749   0.55%    1.40%  to   2.00%   19.35% to   20.05%
December 31, 2005     296 $10.68583 to  $10.73678 $  3,171   0.03%    1.40%  to   2.00%    5.96% to    6.46%

                       AST Neuberger Berman Small-Cap Growth Portfolio (available March 14, 2005)
                   --------------------------------------------------------------------------------------
December 31, 2008     487 $ 6.17342 to  $ 7.28449 $  3,314   0.00%    0.95%  to   2.40%  -43.89% to  -43.08%
December 31, 2007     466 $10.96429 to  $12.85490 $  5,667   0.00%    1.00%  to   2.05%   16.32% to   17.36%
December 31, 2006     274 $10.86446 to  $10.98080 $  2,928   0.00%    1.40%  to   2.00%    5.65% to    6.27%
December 31, 2005      63 $10.28365 to  $10.33264 $    648   0.00%    1.40%  to   2.00%    2.73% to    3.21%

                   AST DeAM Small-Cap Value Portfolio (available March 14, 2005) (Expired July 18,2008)
                   --------------------------------------------------------------------------------------
December 31, 2008       0 $ 0.00000 to  $ 0.00000 $      0   2.30%    1.15%  to   2.40%   -8.73% to   -8.12%
December 31, 2007     533 $ 8.40420 to  $ 9.62921 $  4,889   1.01%    1.15%  to   2.05%  -19.43% to  -18.71%
December 31, 2006     361 $11.74897 to  $11.87455 $  4,203   0.16%    1.40%  to   2.00%   17.61% to   18.30%
December 31, 2005     115 $ 9.98999 to  $10.03757 $  1,152   0.00%    1.40%  to   2.00%   -0.55% to   -0.08%

                                   AST High Yield Portfolio (available March 14, 2005)
                   --------------------------------------------------------------------------------------
December 31, 2008     769 $ 7.42367 to  $ 7.97763 $  6,054   8.92%    0.95%  to   2.40%  -27.29% to  -25.76%
December 31, 2007     807 $10.58506 to  $10.86456 $  8,670   9.83%    1.15%  to   2.15%    0.31% to    1.31%
December 31, 2006     790 $10.54352 to  $10.75063 $  8,438   5.61%    1.40%  to   2.50%    7.67% to    8.83%
December 31, 2005     274 $ 9.83138 to  $ 9.87825 $  2,705   0.63%    1.40%  to   2.00%   -1.45% to   -0.99%

                          AST Federated Aggressive Growth Portfolio (available March 14, 2005)
                   --------------------------------------------------------------------------------------
December 31, 2008     741 $ 5.92475 to  $ 7.39352 $  5,080   0.00%    1.15%  to   2.40%  -45.41% to  -38.18%
December 31, 2007     899 $10.81494 to  $13.40975 $ 11,436   0.00%    1.15%  to   2.45%    8.54% to    9.94%
December 31, 2006     687 $11.99215 to  $12.22751 $  8,206   0.00%    1.40%  to   2.50%   10.16% to   11.36%
December 31, 2005     297 $10.92849 to  $10.98052 $  3,258   0.00%    1.40%  to   2.00%    9.30% to    9.82%

                                      A65

                               At year ended                             For year ended
                   -------------------------------------  -----------------------------------------------
                                                   Net    Investment
                   Units        Unit Value        Assets    Income   Expense Ratio**     Total Return***
                   (000s)   Lowest -- Highest     (000s)    Ratio*   Lowest -- Highest  Lowest -- Highest
                   ------ ----------------------  ------- ---------- -----------------  ------------------
                                 AST Mid-Cap Value Portfolio (available March 14, 2005)
                   -------------------------------------------------------------------------------------
December 31, 2008    519  $ 6.33563 to  $ 7.22665 $ 3,559   1.05%    1.15%  to   2.40%  -39.58% to  -34.05%
December 31, 2007    540  $10.44960 to  $11.84309 $ 6,093   0.38%    1.15%  to   2.05%    0.68% to    1.58%
December 31, 2006    396  $11.56440 to  $11.68807 $ 4,521   0.33%    1.40%  to   2.00%   12.01% to   12.67%
December 31, 2005    143  $10.32446 to  $10.37369 $ 1,480   0.03%    1.40%  to   2.00%    2.58% to    3.07%

                                AST Small-Cap Value Portfolio (available March 14, 2005)
                   -------------------------------------------------------------------------------------
December 31, 2008  1,506  $ 6.56669 to  $ 8.14863 $11,281   1.14%    1.00%  to   2.40%  -31.37% to  -25.48%
December 31, 2007  1,043  $ 9.43656 to  $11.75648 $11,457   0.98%    1.00%  to   2.50%   -7.92% to   -6.69%
December 31, 2006    826  $12.38691 to  $12.63027 $10,168   0.26%    1.40%  to   2.50%   17.12% to   18.39%
December 31, 2005    229  $10.60928 to  $10.66828 $ 2,433   0.00%    1.40%  to   2.10%    5.58% to    6.17%

                       AST Goldman Sachs Concentrated Growth Portfolio (available March 14, 2005)
                   -------------------------------------------------------------------------------------
December 31, 2008  1,115  $ 6.05017 to  $ 7.74360 $ 8,051   0.14%    0.95%  to   2.40%  -41.67% to  -34.07%
December 31, 2007  1,013  $11.42452 to  $13.14587 $12,624   0.00%    1.00%  to   2.10%   11.64% to   12.69%
December 31, 2006    470  $11.57079 to  $11.69442 $ 5,341   0.00%    1.40%  to   2.00%    7.84% to    8.48%
December 31, 2005     97  $10.72971 to  $10.78065 $ 1,041   0.01%    1.40%  to   2.00%    6.95% to    7.45%

                         AST Goldman Sachs Mid-Cap Growth Portfolio (available March 14, 2005)
                   -------------------------------------------------------------------------------------
December 31, 2008    953  $ 6.59238 to  $ 7.63476 $ 6,917   0.00%    1.00%  to   2.40%  -42.18% to  -35.31%
December 31, 2007    919  $11.48986 to  $13.07586 $11,535   0.00%    1.00%  to   2.50%   16.42% to   17.98%
December 31, 2006    526  $10.99262 to  $11.11019 $ 5,727   0.00%    1.40%  to   2.00%    4.20% to    4.81%
December 31, 2005    234  $10.54976 to  $10.60000 $ 2,478   0.00%    1.40%  to   2.00%    5.51% to    6.01%

                                AST Large-Cap Value Portfolio (available March 14, 2005)
                   -------------------------------------------------------------------------------------
December 31, 2008  7,349  $ 5.52836 to  $ 6.82177 $48,882   2.22%    0.95%  to   2.40%  -42.86% to  -39.90%
December 31, 2007  1,453  $ 9.84473 to  $11.82253 $16,500   1.17%    1.00%  to   2.50%   -5.37% to   -4.10%
December 31, 2006  1,336  $12.22726 to  $12.35800 $16,175   0.71%    1.40%  to   2.00%   16.14% to   16.83%
December 31, 2005    973  $10.52787 to  $10.57804 $10,264   0.03%    1.40%  to   2.00%    4.48% to    4.97%

                          AST Lord Abbett Bond-Debenture Portfolio (available March 14, 2005)
                   -------------------------------------------------------------------------------------
December 31, 2008  1,183  $ 8.17364 to  $ 8.54833 $ 9,951   8.49%    1.15%  to   2.40%  -25.05% to  -24.13%
December 31, 2007  1,292  $10.32185 to  $11.29424 $14,416   6.93%    1.00%  to   2.45%    3.54% to    4.87%
December 31, 2006    857  $10.68176 to  $10.79596 $ 9,191   3.08%    1.40%  to   2.00%    7.65% to    8.29%
December 31, 2005    285  $ 9.92247 to  $ 9.96977 $ 2,835   0.06%    1.40%  to   2.00%   -0.76% to   -0.29%

                            AST Marsico Capital Growth Portfolio (available March 14, 2005)
                   -------------------------------------------------------------------------------------
December 31, 2008  4,708  $ 6.23147 to  $ 7.27809 $33,179   0.51%    1.00%  to   2.40%  -44.98% to  -39.89%
December 31, 2007  2,732  $11.47337 to  $13.09923 $34,478   0.21%    1.00%  to   2.50%   12.15% to   13.65%
December 31, 2006  1,874  $11.43214 to  $11.55444 $21,237   0.04%    1.40%  to   2.00%    5.14% to    5.76%
December 31, 2005    709  $10.87333 to  $10.92526 $ 7,726   0.00%    1.40%  to   2.00%    7.38% to    7.89%

                                  AST MFS Growth Portfolio (available March 14, 2005)
                   -------------------------------------------------------------------------------------
December 31, 2008    674  $ 6.96848 to  $ 8.31391 $ 5,322   0.26%    1.00%  to   2.40%  -37.80% to  -31.22%
December 31, 2007    521  $11.68399 to  $13.23519 $ 6,623   0.04%    1.15%  to   2.50%   12.29% to   13.79%
December 31, 2006    316  $11.43531 to  $11.65979 $ 3,606   0.00%    1.40%  to   2.50%    6.99% to    8.15%
December 31, 2005    137  $10.72987 to  $10.78089 $ 1,469   0.00%    1.40%  to   2.00%    6.91% to    7.41%

                        AST Neuberger Berman Mid-Cap Growth Portfolio (available March 14, 2005)
                   -------------------------------------------------------------------------------------
December 31, 2008  1,398  $ 6.43407 to  $ 8.62745 $11,182   0.00%    1.15%  to   2.40%  -44.52% to  -36.46%
December 31, 2007  1,637  $12.18878 to  $15.39741 $23,863   0.00%    1.15%  to   2.15%   19.62% to   20.81%
December 31, 2006    897  $12.64173 to  $12.77698 $11,182   0.00%    1.40%  to   2.00%   11.83% to   12.49%
December 31, 2005    435  $11.27378 to  $11.35869 $ 4,931   0.00%    1.40%  to   2.35%   12.12% to   12.96%

                     AST Neuberger Berman / LSV Mid-Cap Value Portfolio (available March 14, 2005)
                   -------------------------------------------------------------------------------------
December 31, 2008  1,606  $ 5.79288 to  $ 6.90162 $10,553   1.70%    0.95%  to   2.40%  -43.61% to  -37.17%
December 31, 2007  1,766  $10.24685 to  $12.12014 $20,640   0.75%    1.00%  to   2.05%    1.09% to    1.99%
December 31, 2006  1,552  $11.78698 to  $11.91306 $18,210   0.41%    1.40%  to   2.00%    8.58% to    9.23%
December 31, 2005  1,055  $10.84658 to  $10.90682 $11,489   0.00%    1.40%  to   2.10%    8.23% to    8.83%

                          AST PIMCO Limited Maturity Bond Portfolio (available March 14, 2005)
                   -------------------------------------------------------------------------------------
December 31, 2008  2,767  $ 9.71676 to  $10.83660 $29,608   5.18%    1.00%  to   2.40%   -2.91% to    0.11%
December 31, 2007  1,059  $10.47408 to  $10.86715 $11,400   5.72%    1.00%  to   2.45%    4.23% to    5.58%
December 31, 2006    795  $10.11927 to  $10.31847 $ 8,158   2.26%    1.40%  to   2.50%    1.29% to    2.39%
December 31, 2005    372  $10.02962 to  $10.07733 $ 3,741   0.05%    1.40%  to   2.00%    0.31% to    0.78%

                                      A66

                                 At year ended                               For year ended
                   -----------------------------------------  -----------------------------------------------
                                                      Net     Investment
                   Units         Unit Value          Assets     Income   Expense Ratio**     Total Return***
                   (000s)    Lowest -- Highest       (000s)     Ratio*   Lowest -- Highest  Lowest -- Highest
                   ------- ----------------------  ---------- ---------- -----------------  ------------------
                           AST AllianceBernstein Core Value Portfolio (available March 14, 2005)
                   -----------------------------------------------------------------------------------------
December 31, 2008      798 $ 5.65507 to  $ 6.73924 $    5,075   3.35%    1.00%  to   2.40%  -43.25% to  -42.46%
December 31, 2007      862 $ 9.82815 to  $11.75873 $    9,668   1.79%    1.00%  to   2.15%   -5.61% to   -4.67%
December 31, 2006      466 $12.12703 to  $12.36530 $    5,631   0.54%    1.40%  to   2.50%   18.39% to   19.68%
December 31, 2005       54 $10.28329 to  $10.33229 $      560   0.00%    1.40%  to   2.00%    2.02% to    2.51%

                                     AST QMA US Equity Alpha (available March 14, 2005)
                   -----------------------------------------------------------------------------------------
December 31, 2008      754 $ 5.90465 to  $ 7.04101 $    5,014   2.28%    0.95%  to   2.40%  -40.16% to  -39.29%
December 31, 2007      749 $10.70742 to  $11.65038 $    8,305   2.05%    1.15%  to   2.05%    0.02% to    0.92%
December 31, 2006      362 $11.45078 to  $11.57321 $    4,107   0.87%    1.40%  to   2.00%   10.40% to   11.05%
December 31, 2005      215 $10.37238 to  $10.42169 $    2,234   0.07%    1.40%  to   2.00%    3.21% to    3.70%

                          AST T. Rowe Price Natural Resources Portfolio (available March 14, 2005)
                   -----------------------------------------------------------------------------------------
December 31, 2008    6,046 $ 5.58255 to  $ 9.18555 $   50,318   0.62%    1.00%  to   2.40%  -51.16% to  -45.19%
December 31, 2007    5,783 $13.49811 to  $18.62348 $  101,044   0.63%    1.00%  to   2.45%   37.13% to   38.90%
December 31, 2006    4,374 $13.15868 to  $13.44068 $   57,658   0.25%    1.40%  to   2.60%   12.94% to   14.27%
December 31, 2005    2,037 $11.70665 to  $11.76236 $   23,909   0.00%    1.40%  to   2.00%   17.04% to   17.59%

                          AST T. Rowe Price Asset Allocation Portfolio (available March 14, 2005)
                   -----------------------------------------------------------------------------------------
December 31, 2008   16,314 $ 7.43372 to  $ 8.81488 $  135,699   1.83%    0.95%  to   2.65%  -27.86% to  -23.34%
December 31, 2007   12,963 $10.57860 to  $12.06970 $  149,839   1.72%    1.00%  to   2.65%    3.56% to    5.11%
December 31, 2006    1,013 $11.27006 to  $11.51159 $   11,427   1.12%    1.40%  to   2.60%    9.65% to   10.94%
December 31, 2005      214 $10.32700 to  $10.37610 $    2,213   0.04%    1.40%  to   2.00%    2.98% to    3.46%

                                 AST MFS Global Equity Portfolio (available March 14, 2005)
                   -----------------------------------------------------------------------------------------
December 31, 2008      924 $ 7.15759 to  $ 9.03881 $    7,771   1.24%    1.00%  to   2.40%  -35.54% to  -28.62%
December 31, 2007      832 $10.95164 to  $13.88494 $   10,944   2.53%    1.00%  to   2.05%    7.19% to    8.15%
December 31, 2006      606 $12.62250 to  $12.87030 $    7,572   0.36%    1.40%  to   2.50%   21.28% to   22.59%
December 31, 2005      166 $10.44900 to  $10.49866 $    1,733   0.00%    1.40%  to   2.00%    4.85% to    5.34%

                           AST JPMorgan International Equity Portfolio (available March 14, 2005)
                   -----------------------------------------------------------------------------------------
December 31, 2008    1,881 $ 5.98845 to  $ 8.06508 $   13,887   2.59%    0.95%  to   2.40%  -42.76% to  -36.31%
December 31, 2007    1,777 $10.97941 to  $13.95132 $   23,122   1.69%    1.00%  to   2.50%    6.76% to    8.19%
December 31, 2006    1,171 $12.79052 to  $12.92733 $   14,739   0.71%    1.40%  to   2.00%   20.39% to   21.10%
December 31, 2005      337 $10.62393 to  $10.67460 $    3,586   0.00%    1.40%  to   2.00%    7.17% to    7.67%

                             AST T. Rowe Price Global Bond Portfolio (available March 14, 2005)
                   -----------------------------------------------------------------------------------------
December 31, 2008    2,190 $ 9.44110 to  $10.80461 $   22,605   5.04%    1.00%  to   2.40%   -5.95% to   -3.40%
December 31, 2007    1,472 $10.42389 to  $11.20170 $   15,781   3.92%    1.15%  to   2.45%    7.01% to    8.39%
December 31, 2006      736 $ 9.73239 to  $ 9.92364 $    7,289   1.28%    1.40%  to   2.50%    3.69% to    4.81%
December 31, 2005      359 $ 9.42345 to  $ 9.46839 $    3,395   0.05%    1.40%  to   2.00%   -5.28% to   -4.83%

                           AST Aggressive Asset Allocation Portfolio (available December 5, 2005)
                   -----------------------------------------------------------------------------------------
December 31, 2008    5,852 $ 5.85514 to  $ 7.01024 $   39,367   0.72%    0.95%  to   2.40%  -43.68% to  -37.29%
December 31, 2007    5,323 $11.05096 to  $12.32551 $   63,388   0.16%    1.00%  to   2.65%    6.72% to    8.31%
December 31, 2006    3,488 $11.29471 to  $11.40838 $   39,020   0.00%    1.40%  to   2.35%   13.04% to   14.09%
December 31, 2005      219 $ 9.99478 to  $ 9.99933 $    2,188   0.00%    1.40%  to   2.00%   -0.04% to    0.00%

                         AST Capital Growth Asset Allocation Portfolio (available December 5, 2005)
                   -----------------------------------------------------------------------------------------
December 31, 2008  113,271 $ 6.59783 to  $ 7.79077 $  849,426   0.98%    0.95%  to   2.75%  -36.68% to  -31.11%
December 31, 2007  126,428 $11.01224 to  $12.14221 $1,492,030   0.24%    1.00%  to   2.75%    6.78% to    8.48%
December 31, 2006   64,776 $11.06284 to  $11.22130 $  715,917   0.00%    1.40%  to   2.75%   10.64% to   12.11%
December 31, 2005    2,645 $ 9.99914 to  $10.00933 $   26,458   0.00%    1.40%  to   2.75%    0.01% to    0.10%

                      AST Academic Strategies Asset Allocation Portfolio (available December 5, 2005)
                   -----------------------------------------------------------------------------------------
December 31, 2008   99,125 $ 6.92031 to  $ 7.99594 $  766,747   1.13%    0.95%  to   2.75%  -33.66% to  -28.71%
December 31, 2007  103,751 $10.91282 to  $11.89376 $1,203,763   0.37%    1.00%  to   2.75%    6.27% to    7.96%
December 31, 2006   59,537 $10.88808 to  $11.04402 $  649,011   0.00%    1.40%  to   2.75%    8.78% to   10.23%
December 31, 2005    2,355 $10.00913 to  $10.01933 $   23,582   0.00%    1.40%  to   2.75%    0.11% to    0.20%

                            AST Balanced Asset Allocation Portfolio (available December 5, 2005)
                   -----------------------------------------------------------------------------------------
December 31, 2008   53,051 $ 7.30442 to  $ 8.27064 $  424,592   1.06%    0.95%  to   2.75%  -30.61% to  -26.37%
December 31, 2007   36,429 $10.86097 to  $11.76251 $  418,781   0.33%    1.00%  to   2.75%    6.14% to    7.83%
December 31, 2006   18,790 $10.78120 to  $10.93553 $  203,025   0.00%    1.40%  to   2.75%    7.61% to    9.04%
December 31, 2005      858 $10.01910 to  $10.02932 $    8,600   0.00%    1.40%  to   2.75%    0.21% to    0.30%

                                      A67

                               At year ended                              For year ended
                   --------------------------------------  -----------------------------------------------
                                                    Net    Investment
                   Units        Unit Value         Assets    Income   Expense Ratio**     Total Return***
                   (000s)   Lowest -- Highest      (000s)    Ratio*   Lowest -- Highest  Lowest -- Highest
                   ------ ----------------------  -------- ---------- -----------------  ------------------
                        AST Preservation Asset Allocation Portfolio (available December 5, 2005)
                   --------------------------------------------------------------------------------------
December 31, 2008  30,030 $ 8.12914 to  $ 9.09941 $265,987   0.81%    0.95%  to   2.75%  -21.64% to  -18.78%
December 31, 2007  11,972 $10.96110 to  $11.45988 $134,485   0.30%    1.15%  to   2.75%    5.80% to    7.48%
December 31, 2006   5,216 $10.53839 to  $10.68916 $ 55,169   0.00%    1.40%  to   2.75%    5.08% to    6.47%
December 31, 2005     220 $10.03099 to  $10.03931 $  2,209   0.00%    1.40%  to   2.50%    0.33% to    0.40%

                          AST First Trust Balanced Target Portfolio (available March 20, 2005)
                   --------------------------------------------------------------------------------------
December 31, 2008  18,094 $ 6.57782 to  $ 7.34272 $130,124   2.24%    0.95%  to   2.65%  -36.18% to  -32.22%
December 31, 2007  16,265 $10.77036 to  $11.35095 $181,880   0.53%    1.00%  to   2.65%    5.74% to    7.32%
December 31, 2006   5,918 $10.50581 to  $10.60336 $ 62,296   0.00%    1.40%  to   2.60%    5.08% to    6.05%

                    AST First Trust Capital Appreciation Target Portfolio (available March 20, 2005)
                   --------------------------------------------------------------------------------------
December 31, 2008  23,483 $ 5.97509 to  $ 6.74838 $154,549   1.25%    0.95%  to   2.75%  -42.30% to  -37.21%
December 31, 2007  23,824 $11.11363 to  $11.54148 $270,043   0.32%    1.00%  to   2.75%    8.42% to   10.14%
December 31, 2006   7,226 $10.39574 to  $10.50452 $ 75,157   0.00%    1.40%  to   2.75%    3.98% to    5.06%

                              AST Advanced Strategies Portfolio (available March 20, 2005)
                   --------------------------------------------------------------------------------------
December 31, 2008  27,547 $ 7.19429 to  $ 7.98587 $214,852   1.96%    0.95%  to   2.65%  -31.62% to  -27.56%
December 31, 2007  27,228 $10.83452 to  $11.53588 $308,459   0.51%    1.00%  to   2.65%    6.67% to    8.26%
December 31, 2006  10,308 $10.58428 to  $10.68260 $109,035   0.00%    1.40%  to   2.60%    5.87% to    6.84%

                          AST T. Rowe Price Large-Cap Growth Portfolio (available May 1, 2006)
                   --------------------------------------------------------------------------------------
December 31, 2008   5,295 $ 6.20861 to  $ 6.64158 $ 33,149   0.14%    1.00%  to   2.40%  -41.96% to  -38.73%
December 31, 2007     491 $11.05504 to  $11.23891 $  5,475   0.19%    1.15%  to   2.15%    5.94% to    7.00%
December 31, 2006     171 $10.44162 to  $10.50381 $  1,789   0.00%    1.15%  to   2.05%    5.05% to    5.67%

                                   AST Money Market Portfolio (available May 1, 2006)
                   --------------------------------------------------------------------------------------
December 31, 2008   6,401 $10.04509 to  $10.76754 $ 68,076   2.25%    0.95%  to   2.65%   -0.14% to    1.54%
December 31, 2007   1,486 $10.29973 to  $10.62479 $ 15,685   4.76%    1.00%  to   2.65%    2.18% to    3.70%
December 31, 2006     899 $10.18444 to  $10.24522 $  9,197   3.28%    1.15%  to   2.05%    1.85% to    2.45%

                                 AST Small-Cap Growth Portfolio (available May 1, 2006)
                   --------------------------------------------------------------------------------------
December 31, 2008   3,394 $ 6.42979 to  $ 6.77186 $ 22,897   0.00%    0.95%  to   2.40%  -36.52% to  -33.33%
December 31, 2007     216 $10.38230 to  $10.53785 $  2,265   0.00%    1.15%  to   2.05%    4.99% to    5.93%
December 31, 2006      65 $ 9.88919 to  $ 9.94820 $    645   0.00%    1.15%  to   2.05%   -0.16% to    0.43%

                              AST PIMCO Total Return Bond Portfolio (available May 1, 2006)
                   --------------------------------------------------------------------------------------
December 31, 2008   2,743 $ 9.36846 to  $10.69755 $ 28,962   3.78%    0.95%  to   2.40%   -6.45% to   -3.18%
December 31, 2007   1,086 $10.89859 to  $11.07079 $ 11,917   3.60%    1.15%  to   2.10%    6.07% to    7.07%
December 31, 2006     331 $10.27835 to  $10.33968 $  3,413   0.00%    1.15%  to   2.05%    3.08% to    3.69%

                                AST International Value Portfolio (available May 1, 2006)
                   --------------------------------------------------------------------------------------
December 31, 2008     761 $ 6.22962 to  $ 7.03242 $  5,280   2.62%    1.15%  to   2.40%  -45.32% to  -38.11%
December 31, 2007     709 $12.39325 to  $12.70293 $  8,933   1.47%    1.15%  to   2.65%   14.75% to   16.46%
December 31, 2006     214 $10.84310 to  $10.90770 $  2,330   0.00%    1.15%  to   2.05%    8.32% to    8.96%

                               AST International Growth Portfolio (available May 1, 2006)
                   --------------------------------------------------------------------------------------
December 31, 2008     761 $ 5.96394 to  $ 6.16356 $  4,624   1.46%    1.15%  to   2.40%  -51.40% to  -50.80%
December 31, 2007     550 $12.32194 to  $12.52703 $  6,830   0.67%    1.15%  to   2.15%   16.53% to   17.69%
December 31, 2006     183 $10.58063 to  $10.64379 $  1,943   0.00%    1.15%  to   2.05%    5.89% to    6.52%

                            Gartmore NVIT Developing Markets Fund (available March 14, 2005)
                   --------------------------------------------------------------------------------------
December 31, 2008   1,133 $ 9.22392 to  $ 9.43370 $ 10,589   0.72%    1.40%  to   2.00%  -58.69% to  -58.44%
December 31, 2007   1,575 $22.02354 to  $22.70075 $ 35,530   0.45%    1.40%  to   2.50%   39.99% to   41.52%
December 31, 2006   1,265 $15.87100 to  $16.04073 $ 20,210   0.59%    1.40%  to   2.00%   31.94% to   32.72%
December 31, 2005     579 $12.02867 to  $12.08600 $  6,988   0.31%    1.40%  to   2.00%   21.74% to   22.32%

                        AST Western Asset Core Plus Bond Portfolio (available November 19, 2007)
                   --------------------------------------------------------------------------------------
December 31, 2008     543 $ 9.12808 to  $ 9.37876 $  5,058   0.13%    0.95%  to   2.40%   -8.80% to   -6.10%
December 31, 2007       3 $ 9.97564 to  $ 9.97564 $     25   0.00%    2.00%  to   2.00%   -0.23% to   -0.23%

                            AST Investment Grade Bond Portfolio (available January 28, 2008)
                   --------------------------------------------------------------------------------------
December 31, 2008  65,795 $10.69598 to  $10.80437 $706,744   0.00%    0.95%  to   2.05%    6.98% to    8.05%

                                      A68

                               At year ended                             For year ended
                   -------------------------------------  -----------------------------------------------
                                                   Net    Investment
                   Units        Unit Value        Assets    Income   Expense Ratio**     Total Return***
                   (000s)   Lowest -- Highest     (000s)    Ratio*   Lowest -- Highest  Lowest -- Highest
                   ------ ----------------------  ------- ---------- -----------------  ------------------
                                  AST Bond Portfolio 2018 (available January 28, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2008  2,046  $11.97274 to  $12.09377 $24,606   0.00%    1.30%  to   2.40%   19.75% to   20.95%

                                  AST Bond Portfolio 2019 (available January 28, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2008  1,619  $12.04125 to  $12.16291 $19,590   0.00%    1.30%  to   2.40%   20.44% to   21.64%

                               AST Global Real Estate Portfolio (available July 21, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2008     27  $ 6.09375 to  $ 6.12807 $   164   0.00%    1.15%  to   2.40%  -40.11% to  -39.78%

                       AST Parametric Emerging Markets Equity Portfolio (available July 21, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2008     97  $ 5.55599 to  $ 5.58718 $   540   0.00%    1.15%  to   2.40%  -44.99% to  -44.69%

                                AST Focus Four Plus Portfolio (available July 21, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2008    899  $ 7.44078 to  $ 7.49594 $ 6,721   0.00%    1.00%  to   2.65%  -25.58% to  -25.03%

                     Franklin Templeton VIP Founding Funds Allocation Fund (available May 1, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2008  3,342  $ 6.60055 to  $ 6.67497 $22,207   4.54%    0.95%  to   2.65%  -34.50% to  -33.77%

                         AST Goldman Sachs Small-Cap Value Portfolio (available July 21, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2008     71  $ 7.61489 to  $ 7.66279 $   545   0.00%    1.00%  to   2.40%  -24.10% to  -23.63%

                           AST CLS Growth Asset Allocation Portfolio (available May 1, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2008  1,750  $ 6.65498 to  $ 6.73005 $11,717   0.03%    0.95%  to   2.65%  -34.10% to  -33.36%

                          AST CLS Moderate Asset Allocation Portfolio (available May 1, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2008  3,073  $ 7.29981 to  $ 7.38211 $22,578   0.01%    0.95%  to   2.65%  -27.59% to  -26.77%

                         AST Horizon Growth Asset Allocation Portfolio (available May 1, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2008  1,149  $ 7.09425 to  $ 7.17421 $ 8,203   0.01%    0.95%  to   2.65%  -29.84% to  -29.05%

                        AST Horizon Moderate Asset Allocation Portfolio (available May 1, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2008  2,161  $ 7.56739 to  $ 7.65257 $16,459   0.01%    0.95%  to   2.65%  -24.99% to  -24.15%

                     AST Niemann Capital Growth Asset Allocation Portfolio (available May 1, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2008    746  $ 7.45897 to  $ 7.54313 $ 5,599   0.01%    0.95%  to   2.65%  -26.17% to  -25.34%

                                  ProFund VP Consumer Services (available May 1, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2008      1  $ 7.01089 to  $ 7.02706 $    10   0.00%    2.00%  to   2.35%  -31.72% to  -31.56%

                              ProFund VP Consumer Goods Portfolio (available May 1, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2008      7  $ 7.65475 to  $ 7.69024 $    55   3.00%    1.30%  to   2.00%  -24.13% to  -23.78%

                                     ProFund VP Financials (available May 1, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2008     36  $ 5.26042 to  $ 5.27796 $   192   2.57%    1.50%  to   2.00%  -49.35% to  -49.18%

                                     ProFund VP Healthcare (available May 1, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2008     21  $ 8.29892 to  $ 8.35649 $   172   0.44%    1.30%  to   2.35%  -18.25% to  -17.69%

                                     ProFund VP Industrials (available May 1, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2008      9  $ 6.06953 to  $ 6.10367 $    53   0.00%    1.50%  to   2.35%  -40.29% to  -39.96%

                                   ProFund VP Mid-Cap Growth (available May 1, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2008      8  $ 6.18606 to  $ 6.21489 $    48   0.00%    1.30%  to   2.00%  -38.58% to  -38.30%

                                    ProFund VP Mid-Cap Value (available May 1, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2008      5  $ 6.44994 to  $ 6.47989 $    32   0.00%    1.30%  to   2.00%  -36.69% to  -36.40%

                                     ProFund VP Real Estate (available May 1, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2008     11  $ 5.50600 to  $ 5.52429 $    63   0.00%    1.50%  to   2.00%  -46.33% to  -46.15%

                                      A69

                             At year ended                            For year ended
                   ----------------------------------  -----------------------------------------------
                                                 Net   Investment
                   Units       Unit Value       Assets   Income   Expense Ratio**     Total Return***
                   (000s)  Lowest -- Highest    (000s)   Ratio*   Lowest -- Highest  Lowest -- Highest
                   ------ --------------------  ------ ---------- -----------------  ------------------
                                 ProFund VP Small-Cap Growth (available May 1, 2008)
                   ----------------------------------------------------------------------------------
December 31, 2008    6    $6.79469 to  $6.82623  $42     0.00%    1.30%  to   2.00%  -32.82% to  -32.50%

                                 ProFund VP Small-Cap Value (available May 1, 2008)
                   ----------------------------------------------------------------------------------
December 31, 2008    2    $7.18696 to  $7.19653  $15     0.00%    1.30%  to   1.50%  -29.74% to  -29.64%

                                ProFund VP Telecommunications (available May 1, 2008)
                   ----------------------------------------------------------------------------------
December 31, 2008    6    $7.23615 to  $7.27660  $40     0.00%    1.50%  to   2.35%  -29.60% to  -29.20%

                                    ProFund VP Utilities (available May 1, 2008)
                   ----------------------------------------------------------------------------------
December 31, 2008    5    $7.19947 to  $7.22327  $39     0.93%    1.50%  to   2.00%  -28.71% to  -28.47%

                                 ProFund VP Large-Cap Growth (available May 1, 2008)
                   ----------------------------------------------------------------------------------
December 31, 2008    1    $6.70176 to  $6.72390  $ 8     0.00%    1.50%  to   2.00%  -33.72% to  -33.50%

                                 ProFund VP Large-Cap Value (available May 1, 2008)
                   ----------------------------------------------------------------------------------
December 31, 2008    2    $6.25789 to  $6.28698  $15     2.52%    1.30%  to   2.00%  -38.90% to  -38.61%

        --------
        * These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. This ratio excludes those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

        ** These ratios represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

        ***These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the Account, the total return is calculated for each of the five years in the period ended December 31, 2007 or from the effective date of the subaccount through the end of the reporting period. Product designs within a subaccount with an effective date during a period were excluded from the range of total return for that period.

                                      A70

        A.  Mortality Risk and Expense Risk Charges

        The mortality risk and expense risk changes are applied daily against the net assets of the separate account attributable to each of the contracts. Mortality risk is that annuitants may live longer than estimated and expense risk is that the cost of issuing and administering the contracts may exceed related charges by Pruco Life. The mortality risk and expense risk charges are assessed through the reduction in unit values.

        B.  Administration Charge

        The administration charge is applied daily against the net assets held in each subaccount. Administration charges include costs associated with issuing the contract, establishing and maintaining records, and providing reports to contract owners. This charge is assessed through the redemption of units.

Asset-Based
Charge Level Description of When Applicable
------------ -----------------------------------------------------------------------
      0.95%  Premier Bb Series - No Optional Benefits
      1.15%  Premier B Series - No Optional Benefits
      1.20%  Premier Bb Series with HAV
      1.30%  Premier Bb Series - with HD GRO
      1.35%  Discovery Choice Basic - No Optional Benefits
      1.40%  No Optional Benefits
              Discovery Select Variable Annuity (0.15% Admin and 1.25% M&E)
              Discovery Preferred Variable Annuity (0.15% Admin and 1.25% M&E)
              Strategic Partners Annuity One
              Strategic Partners Annuity One Enhanced - Non Bonus Version
              Strategic Partners Annuity One Enhanced III - Non Bonus Version 1.70%
              Strategic Partners Plus Enhanced - Non Bonus Version
              Strategic Partners Plus Enhanced III - Non Bonus Version
              Strategic Partners Advisor
      1.45%  Premier Bb Series with Combo or HDV or GMIB
      1.50%  No Optional Benefits
              Strategic Partners Annuity One Enhanced - Bonus Version
              Strategic Partners Annuity One Enhanced III - Bonus Version
              Strategic Partners Plus Enhanced - Bonus Version
              Strategic Partners Plus Enhanced III - Bonus Version
              Premier L Series
              Premier B Series with HD GRO
      1.52%  Strategic Partners Select GMDB with Step Up and Roll Up
      1.55%  Premier X Series - No Optional Benefits
             Premier Bb Series with LT5 or HD5
             Premier Bb Series with HD GRO and HAV
      1.60%  Strategic Partners FlexElite - No Optional Benefits
             GMDB Annual Step Up or 5% Roll Up
              Strategic Partners Annuity One
              Strategic Partners Annuity One Enhanced - Non Bonus Version
              Strategic Partners Plus
              Strategic Partners Plus Enhanced - Non Bonus Version
      1.65%  No Optional Benefit
              Discovery Choice Enhanced
              Strategic Partners Enhanced FlexElite
             GMDB Annual Step Up or 5% Roll Up
              Strategic Partners Annuity One Enhanced III - Non Bonus Version
              Strategic Partners Plus Enhanced III - Non Bonus Version
             Strategic Partners Advisor with GMDB with Step Up and Roll Up
             Premier B Series with HDV
             Premier B Series with Roll-up & HAV
      1.70%  GMDB Annual Step Up or 5% Roll Up
              Strategic Partners Annuity One Enhanced - Bonus Version
              Strategic Partners Plus Enhanced - Bonus Version

                                      A71

Asset-Based
Charge Level Description of When Applicable
------------ ------------------------------------------------------------------------------------------
             GMDB with-Greater of Roll Up and Step Up
              Strategic Partners Annuity One
              Strategic Partners Annuity One Enhanced - Non Bonus Version
              Strategic Partners Plus Enhanced - Non Bonus Version
             GMDB with Step Up and Roll Up
              Strategic Partners Plus
              Strategic Partners Plus Enhanced - Non Bonus Version
             Premier Bb Series with SLT5 and GMIB and HAV
       1.75% Premier B Series with LT5 or HD5
             GMDB with-Greater of Roll Up or Step Up
              Strategic Partners Plus Enhanced III - Non Bonus Version
              Strategic Partners Annuity One Enhanced III - Non Bonus Version
             GMDB Annual Step Up or 5% Roll Up
              Strategic Partners Annuity One Enhanced III - Bonus Version
              Strategic Partners Plus Enhanced III - Bonus Version
             Premier B Series with HD GRO and HAV
       1.80% Strategic Partners FlexElite with GMDB Annual Step Up or 5% Roll Up
             Strategic Partners Plus Enhanced - Bonus Version with GMDB with Step Up and Roll Up
             Strategic Partners Annuity One Enhanced - Bonus Version with GMDB with Greater of Roll Up and Step Up
             Premier Bb Series with LT5 or HD5 and HAV
             Premier Bb Series with HD GRO and GMDB Annual Step Up or 5% Roll Up
       1.85% GMDB with-Greater of Roll Up or Step Up
              Strategic Partners Plus Enhanced III - Bonus Version
              Strategic Partners Annuity One Enhanced III - Bonus Version
             Premier L Series with HD GRO
       1.90% Premier B Series with SLT5
             With HDV
              Strategic Partners Plus Enhanced III - Non Bonus Version
              Strategic Partners Annuity One Enhanced III - Non Bonus Version
             Strategic Partners Enhanced FlexElite with GMDB Annual Step Up or 5% Roll Up
             Strategic Partners FlexElite with GMDB with Greater of Roll Up and Step Up
             Premier X Series with HD GRO
       1.95% Premier Bb Series with GMIB and HDV or Combo
       2.00% Strategic Partners Enhanced FlexElite GMDB with-Greater of Roll Up or Step Up
             With HDV
              Strategic Partners Plus Enhanced III - Bonus Version
              Strategic Partners Annuity One Enhanced III - Bonus Version
             With LT5 or HD5
              Strategic Partners Annuity One
              Strategic Partners Annuity One Enhanced - Non Bonus Version
              Strategic Partners Annuity One Enhanced III - Non Bonus Version
              Strategic Partners Plus
              Strategic Partners Plus Enhanced - Non Bonus Version
              Strategic Partners Plus Enhanced III - Non Bonus Version
              Strategic Partners Advisor
             Premier L Series with HDV
             Premier L Series with Roll-up & HAV
             Premier B Series with HD GRO and GMDB Annual Step Up or 5% Roll Up
       2.05% Premier X Series with HDV
             Premier X Series with Roll-up & HAV
             Premier Bb Series with LT5 or HD5 and Combo or HDV
       2.10% Strategic Partners Enhanced FlexElite with HDV
             With LT5 or HD5
              Strategic Partners Annuity One Enhanced - Bonus Version
              Strategic Partners Annuity One Enhanced III - Bonus Version
              Strategic Partners Plus Enhanced - Bonus Version
              Strategic Partners Plus Enhanced III - Bonus Version
              Premier L Series
             Premier L Series with HD GRO and HAV

                                      A72

Asset-Based
Charge Level Description of When Applicable
------------ --------------------------------------------------------------------------------------------------
       2.15% With SLT5
              Strategic Partners Annuity One Enhanced III - Non Bonus Version
              Strategic Partners Plus Enhanced III - Non Bonus Version
             Premier X Series with LT5 or HD5
             Premier X Series with HD GRO and HAV
       2.20% Strategic Partners FlexElite - No Optional Benefits
             With LT5 or HD5 and GMDB Annual Step Up or 5% Roll Up
              Strategic Partners Annuity One
              Strategic Partners Annuity One Enhanced - Non Bonus Version
              Strategic Partners Plus
              Strategic Partners Plus Enhanced - Non Bonus Version
       2.25% Strategic Partners Enhanced FlexElite with LT5 or HD5
             With SLT5
              Premier L Series
              Strategic Partners Annuity One Enhanced III - Bonus Version
              Strategic Partners Plus Enhanced III - Bonus Version
             With LT5 or HD5 and GMDB Annual Step Up or 5% Roll Up
              Strategic Partners Annuity One Enhanced III - Non Bonus Version
              Strategic Partners Plus Enhanced III - Non Bonus Version
             Strategic Partners Advisor with LT5 or HD5 and GMDB with Step Up and Roll Up
             Premier B Series with LT5 or HD5 and HDV
             Premier B Series with LT5 or HD5 and Roll-up & HAV
       2.30% Premier X Series with SLT5
             Strategic Partners Plus Enhanced - Non Bonus Version with LT5 or HD5 and GMDB with Step Up and Roll Up
             With LT5 or HD5 and GMDB with Step Up and Roll Up
              Strategic Partners Plus
              Strategic Partners Plus Enhanced - Non Bonus Version
             With LT5 or HD5 and GMDB with Greater of Roll Up and Step Up
              Strategic Partners Annuity One
              Strategic Partners Annuity One Enhanced - Non Bonus Version
             With LT5 or HD5 and GMDB Annual Step Up or 5% Roll Up
              Strategic Partners Annuity One Enhanced - Bonus Version
              Strategic Partners Plus Enhanced - Bonus Version
       2.35% With LT5 or HD5 and GMDB with-Greater of Roll Up or Step Up
              Strategic Partners Plus Enhanced III - Non Bonus Version
              Strategic Partners Annuity One Enhanced III - Non Bonus Version
             With LT5 or HD5 and GMDB Annual Step Up or 5% Roll Up
              Strategic Partners Annuity One Enhanced III - Bonus Version
              Strategic Partners Plus Enhanced III - Bonus Version
             Premier L Series with HD GRO and GMDB Annual Step Up or 5% Roll Up
       2.40% Strategic Partners Annuity One Enhanced - Bonus Version with LT5 or HD5 and GMDB with
             Greater of Roll Up and Step Up
             Strategic Partners Plus Enhanced - Bonus Version with LT5 or HD5 and GMDB with Step Up and
             Roll Up
             Strategic Partners FlexElite with LT5 or HD5 and GMDB with GMDB Annual Step Up or 5% Roll Up
             Strategic Partners Enhanced FlexElite with SLT5
             Premier X Series with HD GRO and GMDB Annual Step Up or 5% Roll Up
       2.45% With LT5 or HD5 and GMDB with-Greater of Roll Up or Step Up
              Strategic Partners Plus Enhanced III - Bonus Version
              Strategic Partners Annuity One Enhanced III - Bonus Version
       2.50% Strategic Partners FlexElite with LT5 or HD5 and GMDB with-Greater of Roll Up or Step Up
             Strategic Partners Enhanced FlexElite with LT5 or HD5 and GMDB Annual Step Up or 5% Roll Up
             With LT5 or HD5 and with HDV
              Strategic Partners Annuity One Enhanced III - Non Bonus Version
              Strategic Partners Plus Enhanced III - Non Bonus Version
       2.60% Strategic Partners Enhanced FlexElite with LT5 or HD5 and GMDB with-Greater of Roll Up or Step Up
             With LT5 or HD5 and with HDV
              Strategic Partners Plus Enhanced III - Bonus Version
              Strategic Partners Annuity One Enhanced III - Bonus Version

                                      A73

     Asset-Based
     Charge Level Description of When Applicable
     ------------ ---------------------------------------------------------
                  Premier L Series with LT5 or HD5 and HDV
                  Premier L Series with LT5 or HD5 and Roll-up & HAV
            2.65% Premier X Series with LT5 or HD5 and HDV
                  Premier X Series with LT5 or HD5 and Roll-up & HAV
            2.75% Strategic Partners Enhanced FlexElite with SLT5 with HDV

        C.  Withdrawal Charges

        A withdrawal charge may be made upon full or partial contract owner redemptions. The charge compensates Pruco Life of New Jersey for paying all of the expenses of selling and distributing the contracts, including sales commissions, printing of prospectuses, sales administration, preparation of sales literature, and other promotional activities. No withdrawal charge is imposed whenever earnings are withdrawn. The range for withdrawal charges is 0%-8%. The charge is assessed through the redemption of units.

        D.  Other Related Charges

        For Highest Daily Lifetime Seven, Highest Daily Lifetime Seven with Beneficiary Income Option, Highest Daily Lifetime Seven with Lifetime Income Accelerator, Spousal Highest Daily Lifetime Seven and Spousal Lifetime Seven with Beneficiary Income Option, the fee is a percentage of the Protected Withdrawal Value that is deducted pro rata from the Sub-accounts on a quarterly basis.

Note 8: Other

        Contract owner net payments--represent contract owner contributions under the Variable Annuity Policies reduced by applicable deductions, charges, and state premium taxes.

        Annuity payments--represent periodic payments distributed under the terms of the policy.

        Surrenders, withdrawals, and death benefits--are payments to contract owners and beneficiaries made under the terms of the Variable Annuity Policies, and amounts that contract owners have requested to be withdrawn or paid to them.

        Net transfers between other subaccounts or fixed rate options--are amounts that contract owners have directed to be moved among subaccounts, including permitted transfers to and from the Guaranteed Interest Account and Market Value Adjustment.

                                      A74

            Report of Independent Registered Public Accounting Firm

To the Contract Owners of
Pruco Life Flexible Premium Variable Annuity Account and the Board of Directors of
Pruco Life Insurance Company

In our opinion, the accompanying statements of net assets and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of the subaccounts listed in Note 1 of the Pruco Life Flexible Premium Variable Annuity Account at December 31, 2008, and the results of each of their operations and the changes in each of their net assets for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of Pruco Life Insurance Company. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of fund shares owned at December 31, 2008 with the transfer agents of the investee mutual funds, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
April 9, 2009

                                      A75

                         PRUCO LIFE INSURANCE COMPANY
                     Consolidated Financial Statements and
            Report of Independent Registered Public Accounting Firm

                          December 31, 2008 and 2007

                         PRUCO LIFE INSURANCE COMPANY

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Financial Statements                                                                                        Page No.
--------------------                                                                                        --------

   Management's Annual Report on Internal Control Over Financial Reporting.................................  F - 2

   Report of Independent Registered Public Accounting Firm.................................................  F - 3

   Consolidated Financial Statements:......................................................................

   Consolidated Statements of Financial Position - December 31, 2008 and 2007..............................  F - 4

   Consolidated Statements of Operations and Comprehensive Income Years ended December 31, 2008, 2007 and
     2006..................................................................................................  F - 5

   Consolidated Statements of Stockholder's Equity Years ended December 31, 2008, 2007 and 2006............  F - 6

   Consolidated Statements of Cash Flows Years ended December 31, 2008, 2007 and 2006......................  F - 7

   Notes to Consolidated Financial Statements..............................................................  F - 8

    Management's Annual Report on Internal Control Over Financial Reporting

Management of Pruco Life Insurance Company ("the Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Management conducted an assessment of the effectiveness, as of December 31, 2008, of the Company's internal control over financial reporting, based on the framework established in Internal Control - Integrated Framework Issued by the Committee of Sponsoring Organizations of the Treadway Commission
(COSO). Based on our assessment under that framework, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2008.

Our internal control over financial reporting is a process designed by or under the supervision of our principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

March 16, 2009

            Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Pruco Life Insurance Company

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Pruco Life Insurance Company (a wholly owned subsidiary of The Prudential Insurance Company of America) and its subsidiaries at December 31, 2008 and December 31, 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 of the consolidated financial statements, the Company adopted a framework for measuring fair value on January 1, 2008. Also, the Company changed its method of accounting for uncertainty in income taxes and for deferred acquisition costs in connection with modifications or exchanges of insurance contracts on January 1, 2007.

/s/ PricewaterhouseCoopers LLP
New York, New York
March 16, 2009

Pruco Life Insurance Company

Consolidated Statements of Financial Position
As of December 31, 2008 and 2007 (in thousands, except share amounts)
--------------------------------------------------------------------------------

                                                                                                        2008        2007
                                                                                                    -----------  -----------
ASSETS
Fixed maturities available for sale, at fair value (amortized cost, 2008--$4,865,526;
  2007--$4,470,186)................................................................................ $ 4,544,162  $ 4,509,969
Equity securities available for sale, at fair value (amortized cost, 2008--$28,015; 2007: $28,037).      16,872       30,107
Trading account assets.............................................................................       9,967        1,164
Policy loans.......................................................................................   1,001,518      961,054
Short term investments.............................................................................      76,195      119,606
Commercial loans...................................................................................     881,638      745,223
Other long term investments........................................................................      86,833       53,288
                                                                                                    -----------  -----------
   Total investments...............................................................................   6,617,185    6,420,411
Cash and cash equivalents..........................................................................     595,045       92,964
Deferred policy acquisition costs..................................................................   2,602,085    2,174,315
Accrued investment income..........................................................................      79,161       73,968
Reinsurance recoverables...........................................................................   3,043,662    1,599,910
Receivables from parent and affiliates.............................................................     190,576      155,990
Deferred sales inducements.........................................................................     269,310      215,057
Other assets.......................................................................................      24,005       15,932
Separate account assets............................................................................  17,574,530   24,609,488
                                                                                                    -----------  -----------
TOTAL ASSETS                                                                                        $30,995,559  $35,358,035
                                                                                                    ===========  ===========

LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES
Policyholders' account balances.................................................................... $ 6,322,008  $ 5,076,654
Future policy benefits and other policyholder liabilities..........................................   3,518,081    2,175,326
Cash collateral for loaned securities..............................................................     109,342      142,680
Securities sold under agreement to repurchase......................................................      44,371      272,803
Income taxes payable...............................................................................     477,591      484,107
Short term debt to affiliates......................................................................         100       55,863
Payables to parent and affiliates..................................................................      75,653       60,207
Other liabilities..................................................................................     146,142      207,491
Separate account liabilities.......................................................................  17,574,530   24,609,488
                                                                                                    -----------  -----------
Total liabilities                                                                                   $28,267,818  $33,084,619
                                                                                                    -----------  -----------

COMMITMENTS AND CONTINGENT LIABILITIES (See Note 12)

STOCKHOLDER'S EQUITY
Common stock, ($10 par value; 1,000,000 shares, authorized; 250,000 shares, issued and
  outstanding).....................................................................................       2,500        2,500
Additional paid-in capital.........................................................................     815,664      455,664
Retained earnings..................................................................................   2,046,712    1,797,387
Accumulated other comprehensive income.............................................................    (137,135)      17,865
                                                                                                    -----------  -----------
Total stockholder's equity                                                                            2,727,741    2,273,416
                                                                                                    -----------  -----------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                                                          $30,995,559  $35,358,035
                                                                                                    ===========  ===========

                See Notes to Consolidated Financial Statements

Pruco Life Insurance Company

Consolidated Statements of Operations and Comprehensive Income
Years Ended December 31, 2008, 2007 and 2006 (in thousands)
--------------------------------------------------------------------------------

                                                                                                    2008        2007
                                                                                                 ----------  ----------
REVENUES

Premiums........................................................................................ $   76,794  $   61,469
Policy charges and fee income...................................................................    686,149     688,477
Net investment income...........................................................................    363,751     381,394
Realized investment gains/(losses), net.........................................................    206,206     (20,683)
Asset administration fees.......................................................................     24,903      24,439
Other income....................................................................................     28,783      24,928
                                                                                                 ----------  ----------

Total revenues                                                                                    1,386,586   1,160,024
                                                                                                 ----------  ----------

BENEFITS AND EXPENSES

Policyholders' benefits.........................................................................    339,148     111,034
Interest credited to policyholders' account balances............................................    213,371     208,768
General, administrative and other expenses......................................................    519,738     528,476
                                                                                                 ----------  ----------

Total benefits and expenses                                                                       1,072,257     848,278
                                                                                                 ----------  ----------

Income from operations before income taxes......................................................    314,329     311,746

Income taxes:
   Current......................................................................................   (126,180)      8,570
   Deferred.....................................................................................    191,184      55,842
                                                                                                 ----------  ----------
Total income tax expense........................................................................     65,004      64,412
                                                                                                 ----------  ----------
NET INCOME                                                                                          249,325     247,334
                                                                                                 ----------  ----------

Change in net unrealized investment (losses)/gains and changes in foreign currency translation,
  net of taxes..................................................................................   (155,000)     (7,397)
                                                                                                 ----------  ----------

COMPREHENSIVE INCOME                                                                             $   94,325  $  239,937
                                                                                                 ==========  ==========

                                                                                                   2006
                                                                                                 --------
REVENUES

Premiums........................................................................................ $ 43,516
Policy charges and fee income...................................................................  547,693
Net investment income...........................................................................  401,436
Realized investment gains/(losses), net.........................................................  (62,749)
Asset administration fees.......................................................................   18,338
Other income....................................................................................   18,207
                                                                                                 --------

Total revenues                                                                                    966,441
                                                                                                 --------

BENEFITS AND EXPENSES

Policyholders' benefits.........................................................................  120,049
Interest credited to policyholders' account balances............................................  212,288
General, administrative and other expenses......................................................  308,850
                                                                                                 --------

Total benefits and expenses                                                                       641,187
                                                                                                 --------

Income from operations before income taxes......................................................  325,254

Income taxes:
   Current......................................................................................   89,034
   Deferred.....................................................................................  (26,572)
                                                                                                 --------
Total income tax expense........................................................................   62,462
                                                                                                 --------
NET INCOME                                                                                        262,792
                                                                                                 --------

Change in net unrealized investment (losses)/gains and changes in foreign currency translation,
  net of taxes..................................................................................    6,662
                                                                                                 --------

COMPREHENSIVE INCOME                                                                             $269,454
                                                                                                 ========

                See Notes to Consolidated Financial Statements

Pruco Life Insurance Company

Consolidated Statements of Stockholder's Equity
Years Ended December 31, 2008, 2007 and 2006 (in thousands)
--------------------------------------------------------------------------------

                                                                                                  Total
                                                                        Foreign       Net      Accumulated
                                               Additional              Currency   Unrealized      Other         Total
                                        Common  Paid-in-   Retained   Translation Investment  Comprehensive Stockholder's
                                        Stock   Capital    Earnings   Adjustments Gains(Loss) Income (Loss)    Equity
                                        ------ ---------- ----------  ----------- ----------- ------------- -------------
Balance, January 1, 2006                $2,500  $454,670  $1,590,441     $  --     $  18,600    $  18,600    $2,066,211

Net income.............................     --        --     262,792        --            --           --       262,792
Stock-based compensation programs......     --        (1)         --        --            --           --            (1)
Contributed Capital....................     --      (142)         --        --            --           --          (142)
Change in foreign currency translation
  adjustments, net of taxes............     --        --          --       167            --          167           167
Change in net unrealized investment
  gains, net of taxes..................     --        --          --        --         6,495        6,495         6,495
                                        ------  --------  ----------     -----     ---------    ---------    ----------
Balance, December 31, 2006              $2,500  $454,527  $1,853,233     $ 167     $  25,095    $  25,262    $2,335,522

Net income.............................                      247,334                                            247,334
Contributed Capital....................     --     1,137          --        --            --           --         1,137
Dividend to Parent.....................     --        --    (300,000)       --            --           --      (300,000)
Cumulative effect of changes in
  accounting principles, net of taxes..     --        --      (3,180)       --            --           --        (3,180)
Change in foreign currency translation
  adjustments, net of taxes                 --        --          --       462            --          462           462
Change in net unrealized investment
  (losses), net of taxes...............     --        --          --        --        (7,859)      (7,859)       (7,859)
                                        ------  --------  ----------     -----     ---------    ---------    ----------
Balance, December 31, 2007              $2,500  $455,664  $1,797,387     $ 629     $  17,236    $  17,865    $2,273,416

Net income.............................                      249,325                                            249,325
Contributed Capital....................     --   360,000          --        --            --           --       360,000
Change in foreign currency translation
  adjustments, net of taxes                 --        --          --      (477)           --         (477)         (477)
Change in net unrealized investment
  (losses), net of taxes...............     --        --          --        --      (154,523)    (154,523)     (154,523)
                                        ------  --------  ----------     -----     ---------    ---------    ----------
Balance, December 31, 2008              $2,500  $815,664  $2,046,712     $ 152     $(137,287)   $(137,135)   $2,727,741
                                        ======  ========  ==========     =====     =========    =========    ==========

                See Notes to Consolidated Financial Statements

Pruco Life Insurance Company

Consolidated Statements of Cash Flows
Years Ended December 31, 2008, 2007 and 2006 (in thousands)
--------------------------------------------------------------------------------

                                                                                             2008         2007         2006
                                                                                         -----------  -----------  -----------
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES:
Net income.............................................................................. $   249,325  $   247,334  $   262,792
Adjustments to reconcile net income to net cash from (used in) operating activities:
   Policy charges and fee income........................................................    (207,498)    (212,764)    (106,310)
   Interest credited to policyholders' account balances.................................     213,371      208,768      212,288
   Realized investment (gains)/losses, net..............................................    (206,206)      20,683       62,749
   Amortization and other non-cash items................................................      (5,505)      (1,786)       8,292
   Change in:...........................................................................
       Future policy benefits and other insurance liabilities...........................   1,331,959      410,521      318,680
       Reinsurance recoverable..........................................................  (1,104,127)    (378,931)    (275,898)
       Accrued investment income........................................................      (5,193)        (379)      21,415
       Receivables from parent and affiliates...........................................     (30,500)     (12,663)       3,427
       Payables to parent and affiliates................................................      15,446       30,780        6,981
       Deferred policy acquisition costs................................................    (163,154)    (204,979)    (306,973)
       Income taxes payable.............................................................      76,532       34,505       16,744
       Deferred sales inducements.......................................................     (54,253)     (33,879)     (43,566)
       Other, net.......................................................................    (121,669)    (131,522)      17,464
                                                                                         -----------  -----------  -----------
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES                                               (11,472)     (24,312)     198,085
                                                                                         -----------  -----------  -----------

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:
   Proceeds from the sale/maturity/prepayment of:.......................................
       Fixed maturities available for sale..............................................   1,485,142    2,051,195    5,267,761
       Policy loans.....................................................................     110,856      105,043       99,553
       Commercial loans.................................................................      20,553       30,954       52,131
       Equity securities................................................................         (47)         541        1,873
   Payments for the purchase of:........................................................
       Fixed maturities available for sale..............................................  (2,019,688)  (1,668,443)  (4,060,433)
       Policy loans.....................................................................    (109,096)    (110,683)     (96,587)
       Commercial loans.................................................................    (126,892)    (269,135)    (292,232)
   Notes receivable from parent and affiliates, net.....................................      (8,687)     (34,801)     (28,465)
   Other long term investments, net.....................................................     (18,146)     (34,930)     (19,230)
   Short term investments, net..........................................................      43,490      (22,550)      16,691
                                                                                         -----------  -----------  -----------
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES                                              (622,515)      47,191      941,062
                                                                                         -----------  -----------  -----------

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:
   Policyholders' account deposits......................................................   3,180,720    3,057,251    2,716,760
   Policyholders' account withdrawals...................................................  (2,084,535)  (3,464,702)  (3,128,127)
   Net change in securities sold under agreement to repurchase and cash collateral for
     loaned securities..................................................................    (261,770)     267,275     (278,026)
   Dividend to parent...................................................................          --     (300,000)          --
   Contributed capital..................................................................     360,000           --           --
   Net change in financing arrangements (maturities 90 days or less)....................     (58,347)      25,062     (122,565)
                                                                                         -----------  -----------  -----------
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES                                             1,136,068     (415,114)    (811,958)
                                                                                         -----------  -----------  -----------
   Net increase (decrease) in cash and cash equivalents.................................     502,081     (392,235)     327,189
   Cash and cash equivalents, beginning of year.........................................      92,964      485,199      158,010
                                                                                         -----------  -----------  -----------
CASH AND CASH EQUIVALENTS, END OF YEAR                                                   $   595,045  $    92,964  $   485,199
                                                                                         ===========  ===========  ===========
SUPPLEMENTAL CASH FLOW INFORMATION

   Income taxes (refunded) paid......................................................... $   (11,525) $    29,905  $    45,715
                                                                                         -----------  -----------  -----------
   Interest paid........................................................................ $       573  $       590  $     2,788
                                                                                         -----------  -----------  -----------

                See Notes to Consolidated Financial Statements

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
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1. BUSINESS

Pruco Life Insurance Company, or "the Company," is a stock life insurance company, organized in 1971 under the laws of the state of Arizona. The Company is licensed to sell interest sensitive individual life insurance, variable life insurance, term life insurance, variable and fixed annuities, in the District of Columbia, Guam and in all states except New York. Pruco Life Insurance Company also had marketed individual life insurance through its branch office in Taiwan. The branch office was transferred to an affiliated Company on January 31, 2001, as described in Note 13 to the Consolidated Financial Statements.

The Company has three subsidiaries, which include one wholly owned life insurance subsidiary, Pruco Life Insurance Company of New Jersey or, "PLNJ," and two subsidiaries formed in 2003 for the purpose of acquiring and investing in municipal fixed maturities from an affiliated company see Note 13 to the Consolidated Financial Statements. All financial information is shown on a consolidated basis.

PLNJ is a stock life insurance company organized in 1982 under the laws of the state of New Jersey. It is licensed to sell individual life insurance, variable life insurance, term life insurance, fixed and variable annuities only in the states of New Jersey and New York.

The Company is a wholly owned subsidiary of The Prudential Insurance Company of America or "Prudential Insurance", an insurance company founded in 1875 under the laws of the state of New Jersey. On December 18, 2001 or, "the date of demutualization," Prudential Insurance converted from a mutual life insurance company to a stock life insurance company and became an indirect wholly owned subsidiary of Prudential Financial, Inc. or "Prudential Financial."

Prudential Insurance intends to make additional capital contributions to the Company, as needed, to enable it to comply with its reserve requirements and fund expenses in connection with its business. Generally, Prudential Insurance is under no obligation to make such contributions and its assets do not back the benefits payable under the Company's policyholder contracts.

The Company is engaged in a business that is highly competitive because of the large number of stock and mutual life insurance companies and other entities engaged in manufacturing insurance products, and individual and group annuities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of Pruco Life Insurance Company and its subsidiaries. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, "GAAP." The Company has extensive transactions and relationships with Prudential Insurance and other affiliates, (as more fully described in Note 13 to the Consolidated Financial Statements). Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant estimates include those used in determining deferred policy acquisition costs and related amortization; valuation of investments including derivatives (in the absence of quoted market values) and the recognition of other-than-temporary impairments; future policy benefits including guarantees; provision for income taxes and valuation of deferred tax assets; and reserves for contingent liabilities, including reserves for losses in connection with unresolved legal matters.

Investments

Fixed maturities are comprised of bonds, notes and redeemable preferred stock. Fixed maturities classified as "available for sale" are carried at fair value. The amortized cost of fixed maturities is adjusted for amortization of premiums and accretion of discounts to maturity. Interest income, as well as the related amortization of premium and accretion of discount is included in "Net investment income" under the effective yield method. For mortgage-backed and asset-backed securities, the effective yield is based on estimated cash flows, including prepayment assumptions based on data from widely accepted third-party data sources or internal estimates. For high credit quality mortgage-backed and asset-backed securities (those rated AA or above), cash flows are provided quarterly, and the amortized cost and effective yield of the security

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
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2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

are adjusted as necessary to reflect historical prepayment experience and changes in estimated future prepayments. The adjustments to amortized cost are recorded as a charge or credit to net investment income in accordance with the retrospective method. For asset-backed and mortgage-backed securities rated below AA, the effective yield is adjusted prospectively for any changes in estimated cash flows. The amortized cost of fixed maturities is written down to fair value when a decline in value is considered to be other-than-temporary. See the discussion below on realized investment gains and losses for a description of the accounting for impairments. Unrealized gains and losses on fixed maturities classified as "available for sale," net of tax, and the effect on deferred policy acquisition costs and future policy benefits that would result from the realization of unrealized gains and losses, are included in "Accumulated other comprehensive income (loss)."

Trading account assets, includes invested assets that support certain products, , which are experience rated, meaning that the investment results associated with these products are expected to ultimately accrue to contractholders. Realized and unrealized gains and losses for these investments are reported in "Asset administration fees and other income." Interest and dividend income from these investments is reported in "Net investment income."

Policy loans are carried at unpaid principal balances. Interest income on policy loans is recognized in net investment income at the contract interest rate when earned.

Equity securities are comprised of common stock and non-redeemable preferred stock and are carried at fair value. The associated unrealized gains and losses, net of tax, and the effect on deferred policy acquisition costs and future policy benefits that would result from the realization of unrealized gains and losses, are included in "Accumulated other comprehensive income
(loss)." The cost of equity securities is written down to fair value when a decline in value is considered to be other-than-temporary. See the discussion below on realized investment gains and losses for a description of the accounting for impairments. Dividends from these investments are recognized in "Net investment income" when declared.

Commercial loans are carried at unpaid principal balances, net of unamortized premiums or discounts and an allowance for losses. Interest income, as well as prepayment fees and the amortization of related premiums or discounts, is included in "Net investment income." The allowance for losses includes a loan specific reserve for non-performing loans and a portfolio reserve for probable incurred but not specifically identified losses. Non-performing loans include those loans for which it is probable that amounts due according to the contractual terms of the loan agreement will not all be collected. These loans are measured at the present value of expected future cash flows discounted at the loan's effective interest rate, or at the fair value of the collateral if the loan is collateral dependent. Interest received on non-performing loans, including loans that were previously modified in a troubled debt restructuring, is either applied against the principal or reported as net investment income, according to management's judgment as to the collectibility of principal. Management discontinues accruing interest on non-performing loans after the loans are 90 days delinquent as to principal or interest, or earlier when management has doubts about collectibility. When a loan is recognized as non-performing, any accrued but uncollectible interest is charged to interest income in the period the loan is deemed non-performing. Generally, a loan is restored to accrual status only after all delinquent interest and principal are brought current and, in the case of loans where the payment of interest has been interrupted for a substantial period, a regular payment performance has been established. The portfolio reserve for incurred but not specifically identified losses considers the Company's past loan loss experience, the current credit composition of the portfolio, historical credit migration, property type diversification, default and loss severity statistics and other relevant factors. The changes in the allowance for loan losses, are reported in "Realized investment (losses), net."

Securities repurchase and resale agreements and securities loaned transactions are used to earn spread income, to borrow funds, or to facilitate trading activity. Securities repurchase and resale agreements are generally short term in nature, and therefore, the carrying amounts of these instruments approximate fair value. Securities repurchase and resale agreements are collateralized by cash, U.S. government and government agency securities. Securities loaned are collateralized principally by cash and U.S. government securities. For securities repurchase agreements and securities loaned transactions used to earn spread income, the cash received is typically invested in cash equivalents, short term investments or fixed maturities.

Securities repurchase and resale agreements that satisfy certain criteria are treated as collateralized financing arrangements. These agreements are carried at the amounts at which the securities will be subsequently resold or reacquired, as specified in the respective agreements. For securities purchased under agreements to resell, the Company's policy is to take possession or control of the securities and to value the securities daily. Securities to be resold are the same, or substantially the same, as the securities received. For securities sold under agreements to repurchase, the market value of the securities to be repurchased is monitored, and additional collateral is obtained where appropriate, to protect against credit exposure. Securities to be repurchased are the same, or substantially the same as those sold. Income and expenses related to these transactions executed within the insurance subsidiary used to earn spread income are reported as "Net investment income," however, for transactions used to borrow funds, the associated borrowing cost is reported as interest expense (included in "General and administrative expenses").

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)


Securities loaned transactions are treated as financing arrangements and are recorded at the amount of cash received. The Company obtains collateral in an amount equal to 102% and 105% of the fair value of the domestic and foreign securities, respectively. The Company monitors the market value of the securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company's securities loaned transactions are with large brokerage firms. Income and expenses associated with securities loaned transactions used to earn spread income are generally reported as "Net investment income;" however, for securities loaned transactions used for funding purposes the associated rebate is reported as interest expense (included in "General and administrative expenses").

Short term investments consist of highly liquid debt instruments with a maturity of greater than three months and less than twelve months when purchased. These investments are generally carried at fair value.

Other long term investments consist of the Company's investments in joint ventures and limited partnerships in which the Company does not exercise control, as well as investments in the Company's own separate accounts, which are carried at fair value, and investment real estate. Joint venture and partnership interests are generally accounted for using the equity method of accounting, except in instances in which the Company's interest is so minor that it exercises virtually no influence over operating and financial policies. In such instances, the Company applies the cost method of accounting. The Company's share of net income from investments in joint ventures and partnerships is generally included in "Net investment income."

Realized investment gains (losses) are computed using the specific identification method. Realized investment gains and losses are generated from numerous sources, including the sale of fixed maturity securities, equity securities, investments in joint ventures and limited partnerships and other types of investments, as well as adjustments to the cost basis of investments for other-than-temporary impairments. Realized investment gains and losses are also generated from prepayment premiums received on private fixed maturity securities, recoveries of principal on previously impaired securities, provisions for losses on and other loans, fair value changes on commercial mortgage loans carried at fair value, fair value changes on embedded derivatives and derivatives that do not qualify for hedge accounting treatment.

The Company's available-for-sale securities with unrealized losses are reviewed quarterly to identify other-than-temporary impairments in value. In evaluating whether a decline in value is other-than-temporary, the Company considers several factors including, but not limited to the following: (1) the extent and the duration of the decline; (2) the reasons for the decline in value (credit event, currency or interest-rate related, including general credit spread widening); (3) the Company's ability and intent to hold the investment for a period of time to allow for a recovery of value; and (4) the financial condition of and near-term prospects of the issuer. In addition, for its impairment review of asset-backed fixed maturity securities with a credit rating below AA, the Company forecasts its best estimate of the prospective future cash flows of the security to determine if the present value of those cash flows, discounted using the effective yield of the most recent interest accrual rate, has decreased from the previous reporting period. When a decrease from the prior reporting period has occurred and the security's fair value is less than its carrying value, the carrying value of the security is reduced to its fair value, with a corresponding charge to earnings. The new cost basis of an impaired security is not adjusted for subsequent increases in estimated fair value. In periods subsequent to the recognition of an other-than-temporary impairment, the impaired security is accounted for as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into net investment income in future periods based upon the amount and timing of expected future cash flows of the security, if the recoverable value of the investment, based upon reasonably estimable cash flow is greater than the carrying value of the investment after the impairment.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, money market instruments, and other debt issues with maturities of three months or less when purchased. The Company also engages in overnight borrowing and lending of funds with Prudential Financial and affiliates which are considered cash and cash equivalents.

Deferred policy acquisition costs

The Company is charged distribution expenses from Prudential Insurance's agency network for both its domestic life and annuity products through a transfer pricing agreement, which is intended to reflect a market based pricing arrangement. These acquisition costs include commissions and variable field office expenses. The Company is also allocated costs of policy issuance and underwriting from Prudential Insurance's general and administrative expense allocation system. The Company also is charged commissions from third parties, which are primarily capitalized as deferred policy acquisition costs ("DAC").

The costs that vary with and that are related primarily to the production of new insurance and annuity business are deferred to the extent such costs are deemed recoverable from future profits. For annuity products, the entire sales-based transfer pricing fee is deemed to be related to the production of new annuity business and is deferred. For life products, there is a look-through into the expenses incurred by Prudential Insurance's agency network and expenses that are considered to be related to the production of new insurance business are deferred. The cost of policy issuance and underwriting are also considered to be related primarily to the production of new insurance and annuity business and are fully deferred.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
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2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)


DAC is subject to recoverability testing at the end of each accounting period. DAC, for applicable products, is adjusted for the impact of unrealized gains or losses on investments as if these gains or losses had been realized, with corresponding credits or charges included in "Accumulated other comprehensive income (loss)."

Policy acquisition costs related to interest-sensitive and variable life products and certain investment-type products are deferred and amortized over the expected life of the contracts (the periods range from 25 to 99 years) in proportion to estimated gross profits arising principally from investment results, mortality and expense margins, and surrender charges and the performance of hedging programs based on historical and anticipated future experience, which is updated periodically. We continue to derive our future rate of return assumptions using a reversion to the mean approach, a common industry practice. Under this approach, we consider actual returns over a period of time and initially adjust future projected returns so that the assets grow at the expected rate of return for the entire period. However, beginning in the fourth quarter of 2008, the projected future rate of return calculated using the reversion to the mean approach was greater than 10.9% on variable life products and 10.5% on variable annuity products, our maximum future rate of return assumption. As a result, we utilized the maximum future rate of return, thereby limiting the impact of the reversion to the mean, and further decreasing our estimate of total gross profits. The effect of changes to estimated gross profits on unamortized deferred acquisition costs is reflected in "General administrative and other expenses" in the period such estimated gross profits are revised.

DAC related to term insurance are amortized over the initial level premium period for Term Elite/Essential business issued before April 2005 and 30 years for the business sold since April 2005.

The Company and Prudential Insurance have offered programs under which policyholders, for a selected product or group of products, can exchange an existing policy or contract issued by the Company or Prudential Insurance for another form of policy or contract. These transactions are known as internal replacements. If policyholders surrender traditional life insurance policies in exchange for life insurance policies that do not have fixed and guaranteed terms, the Company immediately charges to expense an estimate of the remaining unamortized DAC on the surrendered policies. For other internal replacement transactions, the unamortized DAC on the surrendered policies is immediately charged to expense if the terms of the new policies are not substantially similar to those of the former policies. If the new policies have terms that are substantially similar to those of the earlier policies, the DAC is retained with respect to the new policies and amortized over the expected life of the new policies. The Company has adopted Statement of Position ("SOP") 05-1 "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" on
January 1, 2007. See "New Accounting Pronouncements."

Reinsurance recoverables

Reinsurance recoverables include corresponding payables and receivables associated with reinsurance arrangements with affiliates. For additional information about these arrangements see Note 13 to the Consolidated Financial Statements.

Separate account assets and liabilities

Separate account assets are reported at fair value and represent segregated funds, which are invested for certain policyholders and other customers. The assets consist of equity securities, fixed maturities, real estate related investments, real estate mortgage loans and short term investments. The assets of each account are legally segregated and are generally not subject to claims that arise out of any other business of the Company. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. Separate account liabilities represent the contractholder's account balance in separate account assets . See Note 8 to the Consolidated Financial Statements for additional information regarding separate account arrangements with contractual guarantees. The investment income and gains or losses for separate accounts generally accrue to the policyholders and are not included in the Consolidated Statements of Operations. Mortality, policy administration and surrender charges assessed against the accounts are included in "Policy charges and fee income." Asset administration fees charged to the accounts are included in "Asset administration fees."

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)


Deferred sales inducements

The Company provides sales inducements to contractholders, which primarily include an up-front bonus added to the contractholder's initial deposit for certain annuity contracts. They are amortized using the same methodology and assumptions used to amortize deferred policy acquisition costs. The amortization expense is included as a component of interest credited to policyholders' account balances.

Other assets, and other liabilities

Other assets consist primarily of premiums due, certain restricted assets, and receivables resulting from sales of securities that had not yet settled at the balance sheet date. Other liabilities consist primarily of accrued expenses, technical overdrafts, and payables resulting from purchases of securities that had not yet been settled at the balance sheet date.

Policyholders' account balances

The Company's liability for policyholders' account balances represents the contract value that has accrued to the benefit of the policyholder as of the balance sheet date. This liability is generally equal to the accumulated account deposits plus interest credited less policyholders' withdrawals and other charges assessed against the account balance. These policyholders' account balances also include provision for benefits under non-life contingent payout annuities and certain unearned revenues.

Future policy benefits

The Company's liability for future policy benefits is primarily comprised of the present value of estimated future payments to or on behalf of policyholders, where the timing and amount of payment depends on policyholder mortality or morbidity, less the present value of future net premiums. For life insurance, and annuity products, expected mortality and morbidity is generally based on the Company's historical experience or standard industry tables including a provision for the risk of adverse deviation. Interest rate assumptions are based on factors such as market conditions and expected investment returns.

Although mortality and morbidity and interest rate assumptions are "locked-in" upon the issuance of new insurance or annuity business with fixed and guaranteed terms, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves, if required, are determined based on assumptions at the time the premium deficiency reserve is established and do not include a provision for the risk of adverse deviation.

The Company's liability for future policy benefits also includes net liabilities for guarantee benefits related to certain nontraditional long-duration life and annuity contracts, which are discussed more fully in
Note 8, and certain unearned revenues.

Contingent Liabilities

Amounts related to contingent liabilities are accrued if it is probable that a liability has been incurred and an amount is reasonably estimable. Management evaluates whether there are incremental legal or other costs directly associated with the ultimate resolution of the matter that are reasonably estimable and, if so, they are included in the accrual.

Insurance Revenue and Expense Recognition

Premiums from individual life products, other than interest-sensitive life contracts, are recognized when due. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded as an expense when they are incurred. A liability for future policy benefits is recorded when premiums are recognized using the net level premium method.

Certain individual annuity contracts provide the holder a guarantee that the benefit received upon death or annuitization will be no less than a minimum prescribed amount. These benefits are accounted for as insurance contracts and are discussed in further detail in Note 8. The Company also provides contracts with certain living benefits which are considered embedded derivatives. These contracts are discussed in further detail in Note 8.

Amounts received as payment for interest-sensitive individual life contracts, are reported as deposits to "Policyholders' account balances." Revenues from these contracts are reflected in "Policy charges and fee income" consisting primarily of fees assessed during the period against the policyholders' account balances for mortality charges, policy administration charges and surrender charges. In addition to fees, the Company earns investment income from the investment of policyholders' deposits in the Company's general account portfolio. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the life of the related contracts in proportion to estimated gross profits. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration, interest credited to policyholders' account balances and amortization of DAC.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
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2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)


Premiums, benefits and expenses are stated net of reinsurance ceded to other companies. Estimated reinsurance recoverables and the cost of reinsurance are recognized over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies.

Asset administration fees

The Company receives asset administration fee income from policyholders' account balances invested in The Prudential Series Funds or, "PSF," which are a portfolio of mutual fund investments related to the Company's separate account products. Also the Company receives fee income calculated on contractholder separate account balances invested in the Advanced Series Trust Funds (see Note 13 to the Consolidated Financial Statements). In addition, the Company receives fees from policyholders' account balances invested in funds managed by companies other than Prudential Insurance. Asset administration fees are recognized as income when earned.

Derivative Financial Instruments

Derivatives are financial instruments whose values are derived from interest rates, foreign exchange rates, financial indices, or the value of securities or commodities. Derivative financial instruments used by the Company may be exchange-traded or contracted in the over-the-counter market. Derivative positions are carried at fair value, generally by obtaining quoted market prices or through the use of valuation models. Values can be affected by changes in interest rates, foreign exchange rates, credit spreads, market volatility, expected returns and liquidity. Values can also be affected by changes in estimates and assumptions including those related to counterparty behavior used in valuation models.

Derivatives are used to manage the characteristics of the Company's asset/liability mix, manage the interest rate and currency characteristics of assets or liabilities. Additionally, derivatives may be used to seek to reduce exposure to interest rate and foreign currency risks associated with assets held or expected to be purchased or sold, and liabilities incurred or expected to be incurred.

Derivatives are recorded within "Other long term investments," in the Statement of Financial Position except for embedded derivatives, which are recorded in the Statement of Financial Position with the associated host contract. As discussed in detail below and in Note 11, all realized and unrealized changes in fair value of derivatives, with the exception of the effective portion of cash flow hedges, are recorded in current earnings. Cash flows from these derivatives are reported in the investing activities section in the Statements of Cash Flows.

The Company designates derivatives as either (1) a hedge of the fair value of a recognized asset or liability or unrecognized firm commitment ("fair value" hedge), (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge), (3) a foreign currency fair value or cash flow hedge ("foreign currency" hedge), or (4) a derivative entered into as an economic hedge that does not qualify for hedge accounting. During the years ended December 31, 2008, 2007 and 2006 derivatives qualifying for hedge accounting were not material.

To qualify for hedge accounting treatment, a derivative must be highly effective in mitigating the designated risk of the hedged item. Effectiveness of the hedge is formally assessed at inception and throughout the life of the hedging relationship. Even if a derivative qualifies for hedge accounting treatment, there may be an element of ineffectiveness of the hedge. Under such circumstances, the ineffective portion is recorded in "Realized investment gains (losses), net."

The Company formally documents at inception all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as fair value, cash flow, or foreign currency, hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Hedges of a net investment in a foreign operation are linked to the specific foreign operation.

When a derivative is designated as a fair value hedge and is determined to be highly effective, changes in its fair value, along with changes in the fair value of the hedged asset or liability (including losses or gains on firm commitments), are reported on a net basis in the income statement, generally in "Realized investment gains (losses), net." When swaps are used in hedge accounting relationships, periodic settlements are recorded in the same income statement line as the related settlements of the hedged items.

When a derivative is designated as a cash flow hedge and is determined to be highly effective, changes in its fair value are recorded in "Accumulated other comprehensive income (loss)" until earnings are affected by the variability of cash flows being

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

hedged (e.g., when periodic settlements on a variable-rate asset or liability are recorded in earnings). At that time, the related portion of deferred gains or losses on the derivative instrument is reclassified and reported in the income statement line item associated with the hedged item.

If it is determined that a derivative no longer qualifies as an effective fair value or cash flow hedge or management removes the hedge designation, the derivative will continue to be carried on the balance sheet at its fair value, with changes in fair value recognized currently in "Realized investment gains (losses), net." The asset or liability under a fair value hedge will no longer be adjusted for changes in fair value and the existing basis adjustment is amortized to the income statement line associated with the asset or liability. The component of "Accumulated other comprehensive income (loss)" related to discontinued cash flow hedges is amortized to the income statement line associated with the hedged cash flows consistent with the earnings impact of the original hedged cash flows.

If a derivative does not qualify for hedge accounting, all changes in its fair value, including net receipts and payments, are included in "Realized investment gains (losses), net" without considering changes in the fair value of the economically associated assets or liabilities.

The Company is a party to financial instruments that may contain derivative instruments that are "embedded" in the financial instruments. At inception, the Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the remaining component of the financial instrument (i.e., the host contract) and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When it is determined that (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and (2) a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract, carried at fair value, and changes in its fair value are included in "Realized investment gains (losses), net."

Income Taxes

The Company and its subsidiaries are members of the consolidated federal income tax return of Prudential Financial and file separate company state and local tax returns. Pursuant to the tax allocation arrangement with Prudential Financial, total federal income tax expense is determined on a separate company basis. Members with losses record tax benefits to the extent such losses are recognized in the consolidated federal tax provision.

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to reduce a deferred tax asset to the amount that is more likely than not to to be realized.

New Accounting Pronouncements

In January 2009, the FASB issued FSP EITF 99-20-1, "Amendments to the Impairment Guidance of EITF Issue No. 99-20." This FSP revises other-than-temporary-impairment guidance for beneficial interests in securitized financial assets that are within the scope of Issue 99-20. This FSP is effective for interim and annual reporting periods ending after December 15, 2008. Accordingly, the Company adopted this guidance effective December 31, 2008. The Company's adoption of this guidance did not have a material effect on the Company's consolidated financial position or results of operations.

In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active." This FSP clarifies the application of SFAS No. 157 in a market that is not active and applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with SFAS No. 157. The FSP is effective upon issuance, including prior periods for which financial statements have not been issued. Accordingly, the Company adopted this guidance effective September 30, 2008. The Company's adoption of this guidance did not have a material effect on the Company's consolidated financial position or results of operations.

In September 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, "Disclosures about Credit Derivatives and Certain Guarantees" an amendment of FASB Statement No. 133 and FASB Interpretation No. 45. This FSP requires sellers of credit derivatives and certain guarantees to disclose (a) the nature of the credit derivative, the reason(s) for entering into the credit derivative, approximate term, performance triggers, and the current status of the performance risk;
(b) the undiscounted maximum potential amount of future payments the seller could be required to make before considering any recoveries from recourse provisions or collateral; (c) the credit derivative's fair value; (d) the nature of any recourse provisions and any collateral assets held to ensure performance. This FSP also requires the above disclosures for hybrid instruments that contain embedded derivatives and amends paragraph 13 of FIN 45 to require disclosure of the current status of the guarantee's performance risk. This FSP is effective for interim and annual reporting periods ending after December 15, 2008. Accordingly, the Company adopted this guidance effective December 31, 2008. The Company's adoption of this guidance did not have a material effect on the Company's consolidated financial position or results of operations.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)


In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" an amendment of SFAS No. 133. This statement amends and expands the disclosure requirements for derivative instruments and hedging activities by requiring companies to provide enhanced disclosures about (a) how and why an entity uses derivative instruments,
(b) how derivative instruments and related hedged items are accounted for under FASB Statement No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. The Company will adopt this guidance effective January 1, 2009. The Company's adoption of this guidance is not expected to have a material effect on the Company's consolidated financial position or results of operations.

In February 2008, the FASB issued FSP FAS 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions." The FSP provides recognition and derecognition guidance for a repurchase financing transaction, which is a repurchase agreement that relates to a previously transferred financial asset between the same counterparties, that is entered into contemporaneously with or in contemplation of, the initial transfer. The FSP is effective for fiscal years beginning after November 15, 2008. The FSP is to be applied prospectively to new transactions entered into after the adoption date. The Company will adopt this guidance effective January 1, 2009. The Company is currently assessing the impact of this FSP on the Company's consolidated financial position and results of operations.

In February 2008, the FASB issued FSP FAS 157-2, "Effective Date of FASB Statement No. 157." This FSP applies to nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP FAS 157-2 delays the effective date of SFAS No. 157 for these items to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company will adopt this guidance effective January 1, 2009. The Company's adoption of this guidance is not expected to have a material effect on the Company's consolidated financial position or results of operations.

In January 2008, the FASB issued Statement No. 133 Implementation Issue No. E23, "Hedging--General: Issues Involving the Application of the Shortcut Method under Paragraph 68." Implementation Issue No. E23 amends Statement No. 133, paragraph 68 with respect to the conditions that must be met in order to apply the shortcut method for assessing hedge effectiveness. This implementation guidance was effective for hedging relationships designated on or after January 1, 2008. The Company's adoption of this guidance effective January 1, 2008 did not have a material effect on the Company's consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements." SFAS No. 160 will change the accounting for minority interests, which will be recharacterized as noncontrolling interests and classified by the parent company as a component of equity. The Company will adopt this guidance effective January 1, 2009. Upon adoption, SFAS No. 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests and prospective adoption for all other requirements. The Company's adoption of this guidance is not expected to have a material effect on the Company's consolidated financial position or results of operations, but will affect financial statement presentation and disclosure.

In February 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." This statement provides companies with an option to report selected financial assets and liabilities at fair value, with the associated changes in fair value reflected in the Consolidated Statements of Operations. The Company has adopted this guidance effective January 1, 2008. The Company's adoption of this guidance did not have a material effect on the Company's consolidated financial position or results of operations.

In September 2006, the Staff of the SEC issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." The interpretations in this SAB express the Staff's views regarding the process of quantifying financial statement misstatements. Specifically, the SEC staff believes that registrants must quantify the impact on current period financial statements of correcting all misstatements, including both those occurring in the current period and the effect of reversing those that have accumulated from prior periods. This SAB should be applied beginning with the first fiscal year ending after November 15, 2006, with early adoption encouraged. Since the Company's method for quantifying financial statement misstatements already considers those occurring in the current period and the effect of reversing those that have accumulated from prior periods, the adoption of SAB No. 108 had no effect to the financial position and result of operations of the Company.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and requires additional disclosures about fair value measurements. This Statement does not require any new fair value measurements, but the application of this Statement

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

could change current practices in determining fair value. The Company has adopted this guidance effective January 1, 2008. The Company's adoption of this guidance did not have a material effect on the Company's consolidated financial position or results of operations.

In June 2006, the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes," an Interpretation of FASB Statement No. 109. See Note 7 for details regarding the adoption of this pronouncement.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Instruments." This statement also eliminates an exception from the requirement to bifurcate an embedded derivative feature from beneficial interests in securitized financial assets. The Company has relied upon this exception for certain investments that the Company has made in securitized financial assets in the normal course of operations, and thus has not previously had to consider whether such investments contain an embedded derivative. The new requirement to identify embedded derivatives in beneficial interests will be applied on a prospective basis only to beneficial interests acquired, issued, or subject to certain remeasurement conditions after the adoption of the guidance. This statement also provides an election, on an instrument by instrument basis, to measure at fair value an entire hybrid financial instrument that contains an embedded derivative requiring bifurcation, rather than measuring only the embedded derivative on a fair value basis. If the fair value election is chosen, changes in unrealized gains and losses are reflected in the Consolidated Statements of Operations. The Company adopted this guidance effective January 1, 2007. The Company's adoption of this guidance did not have a material effect on the Company's consolidated financial position or results of operations.

In September 2005, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts." SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs, including deferred policy acquisition costs, and deferred sales inducements, on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract, and was effective for internal replacements occurring in fiscal years beginning after December 15, 2006. The Company adopted SOP 05-1 on January 1, 2007, which resulted in a net after-tax reduction to retained earnings of $2.5 million.

Reclassifications

Certain amounts in the prior years have been reclassified to conform to the current year presentation.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


3. INVESTMENTS

Fixed Maturities and Equity Securities:

The following tables provide additional information relating to fixed maturities and equity securities as of December 31:

                                                                                                    2008
                                                                                 -------------------------------------------
                                                                                              Gross      Gross
                                                                                 Amortized  Unrealized Unrealized   Fair
                                                                                   Cost       Gains      Losses     Value
                                                                                 ---------- ---------- ---------- ----------
                                                                                               (in thousands)
Fixed maturities, available for sale
   U.S. Treasury securities and obligations of U.S. government authorities and
     agencies................................................................... $  147,879  $ 7,848    $    101  $  155,626
   Obligations of U.S. States, and political subdivisions.......................    114,375    3,449         352     117,472
   Foreign government bonds.....................................................     30,633    3,156         204      33,585
   Asset-backed securities(1)...................................................    696,441   14,357      83,242     627,556
   Commercial mortgage-backed securities........................................    525,257      193      88,187     437,263
   Residential mortgage-backed securities(2)....................................    692,082   29,970       3,868     718,184
   Corporate securities.........................................................  2,658,859   25,771     230,154   2,454,476
                                                                                 ----------  -------    --------  ----------
Total fixed maturities, available for sale...................................... $4,865,526  $84,744    $406,108  $4,544,162
                                                                                 ----------  -------    --------  ----------
Equity securities, available for sale........................................... $   28,015  $    11    $ 11,154  $   16,872
                                                                                 ==========  =======    ========  ==========

--------
(1)Includes credit tranched securities collateralized by sub-prime mortgages, auto loans, credit cards, education loans, and other asset types.
(2)Includes publicly traded agency pass-through securities and collateralized mortgage obligations.

                                                                                                    2007
                                                                                 -------------------------------------------
                                                                                              Gross      Gross
                                                                                 Amortized  Unrealized Unrealized   Fair
                                                                                   Cost       Gains      Losses     Value
                                                                                 ---------- ---------- ---------- ----------
                                                                                               (in thousands)
Fixed maturities, available for sale
   U.S. Treasury securities and obligations of U.S. government authorities and
     agencies................................................................... $  123,058  $ 1,923    $    --   $  124,981
   Obligations of U.S. States, and political subdivisions.......................    121,405    3,445        125      124,725
   Foreign government bonds.....................................................     40,632    5,447         --       46,079
   Asset-backed securities......................................................    665,332    3,291     22,666      645,957
   Commercial mortgage-backed securities........................................    507,596    6,242        699      513,139
   Residential mortgage-backed securities.......................................    550,536   12,669        480      562,725
   Corporate securities.........................................................  2,461,627   52,496     21,760    2,492,363
                                                                                 ----------  -------    -------   ----------
Total fixed maturities, available for sale...................................... $4,470,186  $85,513    $45,730   $4,509,969
                                                                                 ----------  -------    -------   ----------
Equity securities, available for sale........................................... $   28,037  $ 2,072    $     2   $   30,107
                                                                                 ==========  =======    =======   ==========

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


3. INVESTMENTS (continued)


The amortized cost and estimated fair value of fixed maturities, by contractual maturities at December 31, 2008 is shown below:

                                                  Available for sale
                                                 ---------------------
                                                 Amortized    Fair
                                                   Cost       Value
                                                 ---------- ----------
                                                    (in thousands)
         Due in one year or less................ $  311,600 $  310,516
         Due after one year through five years..  1,408,878  1,344,350
         Due after five years through ten years.    847,918    754,258
         Due after ten years....................    383,350    352,033
         Residential mortgage-backed securities.    692,082    718,185
         Commercial mortgage-backed securities..    525,257    437,263
         Asset-backed securities................    696,441    627,557
                                                 ---------- ----------
         Total.................................. $4,865,526 $4,544,162
                                                 ========== ==========

Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations. Asset-backed, commercial mortgage-backed, and residential mortgage-backed securities are shown separately in the table above, as they are not due at a single maturity date.

Proceeds from the sale of fixed maturities available for sale during 2008, 2007, and 2006, were $1,070 million, $1,488 million, and $4,378 million, respectively. Proceeds from the maturity of fixed maturities available for sale during 2008, 2007, and 2006, were $416 million, $554 million, and $781 million, respectively. Gross gains of $14 million, $14 million, and $16 million and gross losses of $7 million, $6 million, and $74 million were realized on those sales during 2008, 2007, and 2006, respectively.

Other Long term Investments and Trading Account Assets

The following table provides information relating to other long term investments and trading account assets as of December 31:

                                                      2008     2007
                                                     ------- --------
                                                      (in thousands)
          Company's investment in Separate accounts. $41,982 $ 46,028
          Joint ventures and limited partnerships...  39,671   27,757
          Derivatives...............................   5,180  (20,497)
                                                     ------- --------
          Total other long- term investments........ $86,833 $ 53,288
                                                     ------- --------
          Trading account assets.................... $ 9,967 $  1,164
                                                     ======= ========

The Company's share of net income from the joint ventures was $2.8 million, $2.0 million, and $0.4 million for each of the years ended December 31, 2008, 2007, and 2006, respectively, and is reported in "Net investment income."

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


3. INVESTMENTS (continued)


Investment Income and Investment Gains and Losses

Net investment income arose from the following sources for the years ended December 31:

                                                  2008      2007      2006
                                                --------  --------  --------
                                                       (in thousands)
   Fixed maturities, available for sale........ $269,498  $283,526  $322,832
   Policy loans................................   53,073    50,776    48,493
   Commercial loans............................   49,786    37,174    22,662
   Short term investments and cash equivalents.   10,142    25,064    25,564
   Other.......................................   (1,181)    7,213     7,258
                                                --------  --------  --------
   Gross investment income.....................  381,318   403,753   426,809
      Less: investment expenses................  (17,567)  (22,359)  (25,373)
                                                --------  --------  --------
   Net investment income....................... $363,751  $381,394  $401,436
                                                ========  ========  ========

Realized investment gains/ (losses), net including charges for other than temporary impairments, for the years ended December 31, were from the following sources:

                                                2008      2007      2006
                                              --------  --------  --------
                                                     (in thousands)
     Fixed maturities, available for sale.... $(50,358) $  5,159  $(59,482)
     Derivatives.............................  260,027   (24,926)   (2,437)
     Commercial loans........................   (3,656)   (1,077)   (1,168)
     Equity securities, available for sale...      (22)      159       340
     Other...................................      215         2        (2)
                                              --------  --------  --------
     Realized investment (losses)/gains, net. $206,206  $(20,683) $(62,749)
                                              ========  ========  ========

Writedowns for impairments, which were deemed to be other than temporary for fixed maturities during 2008, 2007 and 2006 were $58 million, $3 million, and $1 million, respectively.

Commercial Loans

The Company's commercial loans are comprised as follows as at December 31:

                                                    2008                  2007
                                            --------------------  --------------------
                                                Amount     % of       Amount     % of
                                            (in thousands) Total  (in thousands) Total
                                            -------------- -----  -------------- -----
Commercial mortgage loans by property type
Industrial buildings.......................    $199,366     22.6%    $178,873     23.9%
Retail stores..............................     163,289     18.5%     119,528     15.9%
Apartment complexes........................     147,744     16.8%     129,559     17.3%
Office buildings...........................     159,606     18.1%     131,557     17.5%
Agricultural properties....................      66,518      7.5%      67,049      8.9%
Other......................................     145,198     16.5%     123,174     16.5%
                                               --------    -----     --------    -----
Total collateralized loans.................     881,721    100.0%     749,740    100.0%
                                                           =====                 =====
Valuation allowance........................      (8,173)               (4,517)
                                               --------              --------
Total net collateralized loans.............     873,548               745,223
                                               --------              --------
Total other uncollaterized loans...........       8,090                    --
Total commercial loans and other loans.....    $881,638              $745,223
                                               ========              ========

The commercial loans are geographically dispersed throughout the United States with the largest concentrations in California (22%) and New Jersey (12%) at December 31, 2008.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


3. INVESTMENTS (continued)


Activity in the allowance for losses for all commercial loans, for the years ended December 31, is as follows:

                                                   2008   2007   2006
                                                  ------ ------ ------
                                                     (in thousands)
         Allowance for losses, beginning of year. $4,517 $3,438 $2,270
         Addition of allowance for losses........  3,656  1,079  1,168
                                                  ------ ------ ------
         Allowance for losses, end of year....... $8,173 $4,517 $3,438
                                                  ====== ====== ======

Net Unrealized Investment Gains (Losses)

Net unrealized investment gains (losses) on securities available for sale are included in the Consolidated Statements of Financial Position as a component of "Accumulated other comprehensive income (loss), net of tax." Changes in these amounts include reclassification adjustments to exclude from "Accumulated other comprehensive income (loss), net of tax" those items that are included as part of "Net income" for a period that also had been part of "Accumulated other comprehensive income (loss), net of tax" in earlier periods. The amounts for the years ended December 31, net of taxes, are as follows:





                                                                                 Deferred                   Deferred
                                                                 Net Unrealized   Policy    Policyholders' Income Tax
                                                                 Gains (Losses) Acquisition    Account     (Liability)
                                                                 on Investments    Costs       Balances      Benefit
                                                                 -------------- ----------- -------------- -----------
                                                                                            (in thousands)
Balance, January 1, 2006........................................    $ 47,049     $(27,544)     $10,105      $(11,010)

Net investment gains on investments arising during the
  period........................................................      76,107           --           --       (27,198)
Reclassification adjustment for gains included in net income....     (59,142)          --           --        20,700
Impact of net unrealized investment (losses) on deferred policy
  acquisition costs.............................................          --      (10,546)          --         3,691
Impact of net unrealized investment losses on Policyholders'
  account balances..............................................          --           --        4,435        (1,552)
                                                                    --------     --------      -------      --------
Balance, December 31, 2006......................................    $ 64,014     $(38,090)     $14,540      $(15,369)

Net investment (losses) on investments arising during the
  period........................................................     (25,373)          --           --         8,279
Reclassification adjustment for (losses) included in net
  income........................................................       5,319           --           --        (1,862)
Impact of net unrealized investment gains on deferred policy
  acquisition costs.............................................          --       13,071           --        (4,575)
Impact of net unrealized investment gains on Policyholders'
  account balances..............................................          --           --       (4,182)        1,464
                                                                    --------     --------      -------      --------
Balance, December 31, 2007......................................    $ 43,960     $(25,019)     $10,358      $(12,063)

                                                                  Accumulated
                                                                     Other
                                                                 Comprehensive
                                                                 Income (Loss)
                                                                 Related to Net
                                                                   Unrealized
                                                                   Investment
                                                                 Gains (Losses)
                                                                 --------------

Balance, January 1, 2006........................................    $ 18,600

Net investment gains on investments arising during the
  period........................................................      48,909
Reclassification adjustment for gains included in net income....     (38,442)
Impact of net unrealized investment (losses) on deferred policy
  acquisition costs.............................................      (6,855)
Impact of net unrealized investment losses on Policyholders'
  account balances..............................................       2,883
                                                                    --------
Balance, December 31, 2006......................................    $ 25,095

Net investment (losses) on investments arising during the
  period........................................................     (17,094)
Reclassification adjustment for (losses) included in net
  income........................................................       3,457
Impact of net unrealized investment gains on deferred policy
  acquisition costs.............................................       8,496
Impact of net unrealized investment gains on Policyholders'
  account balances..............................................      (2,718)
                                                                    --------
Balance, December 31, 2007......................................    $ 17,236

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


3. INVESTMENTS (continued)


Net investment (losses) on investments arising during the period           (325,480)       --        --   113,648   (211,832)
Reclassification adjustment for (losses) included in net income..........   (50,380)       --        --    17,633    (32,747)
Impact of net unrealized investment gains on deferred policy acquisition
  costs..................................................................        --   264,616        --   (92,616)   172,000
Impact of net unrealized investment gains on policyholders' account
  balances...............................................................        --        --  (126,068)   44,124    (81,944)
                                                                          ---------  -------- ---------  --------  ---------

Balance, December 31, 2008                                                $(331,900) $239,597 $(115,710) $ 70,726  $(137,287)
                                                                          =========  ======== =========  ========  =========

The table below presents net unrealized gains/(losses) on investments by asset class at December 31,

                                                  2008     2007    2006
                                               ---------  ------- -------
                                                     (in thousands)
       Fixed maturities, available for sale... $(321,364) $39,782 $60,760
       Other long term investments............   (10,536)   4,178   3,254
                                               ---------  ------- -------
       Unrealized gains/losses on investments. $(331,900) $43,960 $64,014
                                               =========  ======= =======

Duration of Gross Unrealized Loss Positions for Fixed Maturities and Equity Securities

The following table shows the fair value and gross unrealized losses aggregated by investment category and length of time that individual fixed maturity securities have been in a continuous unrealized loss position, as of December 31, 2008 and 2007 respectively:

                                                          Less than twelve       Twelve months
                                                               months               or more               Total
                                                        --------------------- ------------------- ---------------------
                                                          Fair     Unrealized  Fair    Unrealized   Fair     Unrealized
                                                          Value      Losses    Value     Losses     Value      Losses
                                                        ---------- ---------- -------- ---------- ---------- ----------
                                                                                (in thousands)
Fixed maturities, available for sale: 2008

U.S. Treasury securities and obligations of U.S.
  government authorities and agencies.................. $   22,796  $    101  $     --  $     --  $   22,796  $    101
Obligations of U.S. States, and political subdivisions.     23,989       352                          23,989       352
Foreign government bonds...............................      4,891       204        --        --       4,891       204
Corporate securities...................................  1,467,078   154,683   258,113    75,471   1,725,191   230,154
Residential mortgage-backed securities.................     13,575     1,446     9,732     2,422      23,307     3,868
Commercial mortgage-backed securities..................    321,414    55,557   111,996    32,630     433,410    88,187
Asset-backed securities................................    425,154    54,640   111,181    28,602     536,335    83,242
                                                        ----------  --------  --------  --------  ----------  --------

Total fixed maturities, available for sale............. $2,278,897  $266,983  $491,022  $139,125  $2,769,919  $406,108
                                                        ==========  ========  ========  ========  ==========  ========
Equity Securities, available for sale: 2008............ $   15,842  $ 11,154        --        --  $   15,842  $ 11,154
                                                        ==========  ========  ========  ========  ==========  ========

Fixed maturities, available for sale: 2007

U.S. Treasury securities and obligations of U.S.
  government authorities and agencies.................. $  122,706  $     --  $    350  $     --  $  123,056  $     --
Obligations of U.S. States, and political subdivisions.    118,724        11     2,557       113     121,281       124
Foreign government bonds...............................     40,632        --        --        --      40,632        --
Corporate securities...................................  2,096,194    11,824   343,673     9,937   2,439,867    21,761
Residential mortgage-backed securities.................    529,566        60    20,489       420     550,055       480

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


3. INVESTMENTS (continued)


Commercial mortgage-backed securities.......    499,449     696    7,448       4    506,897     700
Asset-backed securities.....................    477,664  18,395  165,002   4,272    642,666  22,667
                                             ---------- ------- -------- ------- ---------- -------

Total fixed maturities, available for sale.. $3,884,935 $30,986 $539,519 $14,746 $4,424,454 $45,732
                                             ---------- ------- -------- ------- ---------- -------
Equity securities, available for sale: 2007. $   28,035 $     2       --      -- $   28,035 $     2
                                             ========== ======= ======== ======= ========== =======

As of December 31, 2008, unrealized gains (losses) on fixed maturities and equity securities was comprised of $417 million of gross unrealized losses and $85 million of gross unrealized gains. Gross unrealized losses includes $139 million of gross losses that have been in such a position for twelve months or greater. Based on a review of the above information in conjunction with other factors as outlined in our policy surrounding other than temporary impairments (see Note 2 to the Consolidated Financial Statements), we have concluded that an adjustment for other than temporary impairments for these securities was not warranted at December 31, 2008. Each security is current on its contractual payments, and a detailed analysis of the underlying credit resulted in the determination that there is no evidence of probable credit deterioration that would indicate they would be unable to meet their contractual obligations. The declines in fair value were primarily due to credit spread widening and increased liquidity discounts. In each case, the Company has the ability and intent to hold the security for a period of time to allow for a recovery of value.

As of December 31, 2007, unrealized gains (losses) on fixed maturities and equity securities was comprised of $46 million of gross unrealized losses and $85 million of gross unrealized gains. Gross unrealized losses includes $15 million of gross losses that have been in such a position for twelve months or greater. Based on a review of the above information in conjunction with other factors as outlined in our policy surrounding other than temporary impairments (see Note 2 to the Consolidated Financial Statements), we have concluded that an adjustment for other than temporary impairments for these securities was not warranted at December 31, 2007. Each security is current on its contractual payments, and a detailed analysis of the underlying credit resulted in the determination that there is no evidence of probable credit deterioration that would indicate they would be unable to meet their contractual obligations. The declines in fair value were primarily due to credit spread widening and increased liquidity discounts. In each case, the Company has the ability and intent to hold the security for a period of time to allow for a recovery of value.

Securities Pledged, Restricted Assets and Special Deposits

The Company pledges investment securities it owns to unaffiliated parties through certain transactions including securities lending, securities sold under agreements to repurchase, and futures contracts. At December 31, 2008 and 2007, the carrying value of fixed maturities available for sale pledged to third parties as reported in the Consolidated Statements of Financial Position were $152 million and $408 million, respectively.

Fixed maturities of $4 million at December 31, 2008 and 2007 were on deposit with governmental authorities or trustees as required by certain insurance laws.

4. DEFERRED POLICY ACQUISITION COSTS

The balances of and changes in deferred policy acquisition costs as of and for the years ended December 31, are as follows:

                                                            2008        2007        2006
                                                         ----------  ----------  ----------
                                                                   (in thousands)
Balance, beginning of year.............................. $2,174,315  $1,959,431  $1,663,003
Capitalization of commissions, sales and issue expenses.    471,771     490,422     383,410
Amortization............................................   (308,617)   (285,443)    (76,436)
Change in unrealized investment gains/(losses)..........    264,616      13,071     (10,546)
Impact of adoption of SOP 05-1..........................         --      (3,166)         --
                                                         ----------  ----------  ----------
Balance, end of year.................................... $2,602,085  $2,174,315  $1,959,431
                                                         ==========  ==========  ==========

Deferred acquisition costs include reductions in capitalization and amortization related to the reinsurance expense allowances resulting from the coinsurance treaty with Prudential Reinsurance Captive Company or "PARCC," discussed in Note 13 to the Consolidated Financial Statements.

Ceded capitalization in the above table amounted to $126 million, $123 million and $85 million in 2008, 2007 and 2006 respectively. Amortization amounted to $22 million, $16 million and $16 million in 2008, 2007 and 2006 respectively.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


5. POLICYHOLDERS' LIABILITIES


Future policy benefits at December 31, are as follows:

                                                       2008       2007
                                                    ---------- ----------
                                                       (in thousands)
      Life insurance--domestic..................... $1,757,415 $1,390,687
      Life insurance--Taiwan.......................    701,160    650,384
      Individual and group annuities...............     51,366     49,625
      Policy claims and other contract liabilities.  1,008,140     84,630
                                                    ---------- ----------
      Total future policy benefits................. $3,518,081 $2,175,326
                                                    ========== ==========

Life insurance liabilities include reserves for death benefits and other policy benefits. Individual and Group annuity liabilities include reserves for annuities with life contingencies that are in payout status.

Future policy benefits for domestic and Taiwan individual non-participating traditional life insurance policies are generally equal to the aggregate of
(1) the present value of future benefit payments and related expenses, less the present value of future net premiums, and (2) any premium deficiency reserves. Assumptions as to mortality and persistency are based on the Company's experience, and in certain instances, industry experience, when the basis of the reserve is established. Interest rates range from 2.50% to 8.25% for setting domestic insurance reserves and 6.18% to 7.43% for setting Taiwan reserves.

Future policy benefits for individual and group annuities and supplementary contracts are generally equal to the aggregate of (1) the present value of expected future payments, and (2) any premium deficiency reserves. Assumptions as to mortality are based on the Company's experience, and in certain instances, industry experience, when the basis of the reserve is established. The interest rates used in the determination of present values range from 1.06% to 14.75%, with approximately 20.02% of the reserves based on an interest rate in excess of 8.00%. The interest rate used in the determination of group annuities reserves is 14.75%.

Future policy benefits for other contract liabilities are generally equal to the present value of expected future payments based on the Company's experience. The interest rates used in the determination of the present values range from 1.17% to 6.08%.

Policyholders' account balances at December 31, are as follows:

                                                    2008       2007
                                                 ---------- ----------
                                                    (in thousands)
          Interest-sensitive life contracts..... $3,689,624 $3,244,881
          Individual annuities..................  2,085,002  1,348,884
          Guaranteed interest accounts..........    272,934    245,156
          Dividend accumulations and other......    274,448    237,733
                                                 ---------- ----------
          Total policyholders' account balances. $6,322,008 $5,076,654
                                                 ========== ==========

Policyholders' account balances represent an accumulation of account deposits plus credited interest less withdrawals, expenses and mortality charges, if applicable. Interest crediting rates range from 4.00% to 6.60% for interest-sensitive life contracts. Interest crediting rates for individual annuities range from 1.06% to 11.00%, with less than 1.00% of policyholders' account balances with interest crediting rates in excess of 8.00%. Interest crediting rates for guaranteed interest accounts range from 3.00% to 6.25%. Interest crediting rates range from 1.00% to 6.23% for dividend accumulations and other.

6. REINSURANCE

The Company participates in reinsurance, with Prudential Insurance, Prudential of Taiwan, Prudential Arizona Reinsurance Captive Company "PARCC", Universal Prudential Arizona Reinsurance Captive "UPARC" and Pruco Reinsurance, Ltd. "Pruco Re", in order to provide risk diversification, additional capacity for future growth and limit the maximum net loss potential arising from large risks. Life reinsurance is accomplished through various plans of reinsurance, primarily yearly renewable term and coinsurance. Reinsurance ceded arrangements do not discharge the Company as the primary insurer. Ceded balances would represent a liability of the Company in the event the reinsurers were unable to meet their obligations to the Company under the terms of the reinsurance agreements. The likelihood of a material reinsurance liability resulting from such inability of reinsurers to meet their obligation is considered to be remote.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


6. REINSURANCE (continued)


During 2008, the Company entered into two new reinsurance agreements with an affiliate as part of its risk management and capital management strategies. Effective January 28, 2008, the Company entered into a coinsurance agreement with Pruco Re providing for the 100% reinsurance of its Highest Daily Lifetime Seven ("HD7") and Spousal Highest Daily Lifetime Seven ("SHD7") benefit features sold on certain of its annuities. Effective January 28, 2008, the Company entered into a coinsurance agreement with Pruco Re providing for the 100% reinsurance of its Highest Daily Guaranteed Return Option ("HD GRO") benefit feature sold on certain of its annuities.

During 2007, the Company amended the reinsurance agreements it entered into in 2005 covering its Lifetime Five benefit ("LT5") feature sold on certain of its annuities. The coinsurance agreement entered into with Prudential Insurance in 2005 provided for the 100% reinsurance of its LT5 feature sold on certain new business with issue dates from March 15, 2005 to May 5, 2005. This agreement was recaptured effective August 1, 2007. Effective July 1, 2005, the Company entered into a coinsurance agreement with Pruco Re providing for the 100% reinsurance of its LT5 feature sold on new business after May 5, 2005 as well as for riders issued on or after March 15, 2005 on business in-force before March 15, 2005. This agreement was amended effective August 1, 2007 to include the reinsurance of business sold from March 15, 2005 to May 5, 2005 that was previously reinsured to Prudential Insurance.

Effective November 20, 2006, the Company entered into a coinsurance agreement with Pruco Re. providing for the 100% reinsurance of its Highest Daily Lifetime Five benefit feature sold on its annuities.

Effective October 1, 2006, the Company entered into an agreement to reinsure its universal life policies having no-lapse guarantees with an affiliated company, UPARC. UPARC reinsures 90% of the net amount of mortality at risk as well as 100% of the risk of uncollectible policy charges and fees associated with the no lapse provision of these policies.

Reinsurance premiums, commissions, expense reimbursements, benefits and reserves related to reinsured long-duration contracts are accounted for over the life of the underlying reinsured contracts using assumptions consistent with those used to account for the underlying contracts. Amounts recoverable from reinsurers, for long duration reinsurance arrangements, are estimated in a manner consistent with the claim liabilities and policy benefits associated with the reinsured policies. The affiliated reinsurance agreements, including the Company's reinsurance of all its Taiwan business as of February 1, 2001, are described further in Note 13 of the Consolidated Financial Statements.

Reinsurance amounts included in the Consolidated Statements of Operations and Comprehensive Income for the year ended December 31, are as follows:

                                                     2008        2007        2006
                                                  ----------  ----------  ----------
                                                            (in thousands)
Gross premiums and policy charges and fee income. $1,717,526  $1,604,200  $1,279,125
Reinsurance ceded................................   (954,583)   (854,254)   (687,916)
                                                  ----------  ----------  ----------
Net premiums and policy charges and fee income...    762,943     749,946     591,209
                                                  ----------  ----------  ----------

Policyholders' benefits ceded.................... $  496,280  $  434,522  $  362,945
                                                  ----------  ----------  ----------
Realized capital gains ceded, net................ $1,059,476  $   35,557  $   16,100
                                                  ----------  ----------  ----------

Reinsurance premiums ceded for interest-sensitive life products are accounted for as a reduction of policy charges and fee income. Reinsurance ceded for term insurance products is accounted for as a reduction of premiums.

In 2008 reinsurance ceded included a $49 million benefit from an adjustment due to an overpayment to an affiliate in prior periods.

Realized capital gains ceded include the reinsurance of the Company's derivatives under SFAS No. 133. Changes in the fair value of the derivatives are recognized through "Realized investment gains". The Company has entered into reinsurance agreements to transfer the risk related to certain living benefit options to Pruco Re. The Company also sells certain universal life products that contain a no lapse guarantee provision. The Company entered into an agreement with an affiliate (See Note 13 to the Consolidated Financial Statements) to reinsure these guarantees. These reinsurance agreements are derivatives and have been accounted for in the same manner as an embedded derivative.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


6. REINSURANCE (continued)


Reinsurance recoverables, included in the Company's Consolidated Statements of Financial Position at December 31, were as follows:

                                                    2008       2007
                                                 ---------- ----------
                                                    (in thousands)
          Domestic life insurance--affiliated... $2,340,962 $  947,616
          Domestic life insurance--unaffiliated.      1,540      1,910
          Taiwan life insurance--affiliated.....    701,160    650,384
                                                 ---------- ----------
                                                 $3,043,662 $1,599,910
                                                 ========== ==========

Substantially all reinsurance contracts are with affiliates as of December 31, 2008 and 2007. These contracts are described further in Note 13 of the Consolidated Financial Statements.

The gross and net amounts of life insurance in-force at December 31, were as follows:

                                      2008           2007           2006
                                 -------------  -------------  -------------
                                                (in thousands)
  Gross life insurance in-force. $ 450,675,048  $ 388,072,515  $ 307,804,610
  Reinsurance Ceded.............  (405,820,776)  (346,204,265)  (271,758,791)
                                 -------------  -------------  -------------
  Net life insurance in-force... $  44,854,272  $  41,868,250  $  36,045,819
                                 =============  =============  =============

7. INCOME TAXES

The components of income tax expense (benefit) for the years ended December 31, are as follows:

                                                         2008      2007     2006
                                                      ---------  -------  --------
                                                             (in thousands)
Current tax (benefit) expense:
   U.S............................................... $(126,180) $ 8,570  $ 89,030
   Foreign...........................................        --       --         4
                                                      ---------  -------  --------
Total................................................  (126,180)   8,570    89,034
                                                      ---------  -------  --------

Deferred tax expense (benefit):
   U.S...............................................   191,184   55,842   (26,572)
                                                      ---------  -------  --------
Total................................................   191,184   55,842   (26,572)
                                                      ---------  -------  --------

Total income tax expense on income from operations... $  65,004  $64,412  $ 62,462
   Other comprehensive (loss) income.................   (83,046)  (3,062)    4,454
   Cumulative effect of changes in accounting policy.        --     (693)       --
                                                      ---------  -------  --------
Total income tax expense on income from operations... $ (18,042) $60,657  $ 66,916
                                                      =========  =======  ========

The Company's income (loss) from continuing operations before income taxes includes income from domestic operations of $314.3 million, $311.7 million and $325.2 million, and no income from foreign operations for the years ended December 31, 2008, 2007 and 2006, respectively.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


7. INCOME TAXES (continued)

The income tax expense for the years ended December 31, differs from the amount computed by applying the expected federal income tax rate of 35% to income from operations before income taxes and cumulative effect of accounting change for the following reasons:

                                                      2008      2007      2006
                                                    --------  --------  --------
                                                           (in thousands)
Expected federal income tax expense................ $110,015  $109,111  $113,839
Non taxable investment income......................  (43,914)  (45,952)  (47,030)
Tax credits........................................   (4,974)   (5,203)   (7,770)
Other..............................................    3,877     6,456     3,423
                                                    --------  --------  --------
Total income tax expense on income from operations. $ 65,004  $ 64,412  $ 62,462
                                                    ========  ========  ========

Deferred tax assets and liabilities at December 31, resulted from the items listed in the following table:

                                                     2008     2007
                                                   -------- --------
                                                    (in thousands)
           Deferred tax assets
              Insurance reserves.................. $202,239 $124,182
              Net unrealized losses on securities.  113,853       --
              Investments.........................       --   15,371
              Other...............................   30,506   10,147
                                                   -------- --------
              Deferred tax assets.................  346,598  149,700
                                                   -------- --------

           Deferred tax liabilities
              Deferred acquisition costs..........  710,583  582,578
              Investments.........................  195,900       --
              Net unrealized gains on securities..       --   17,801
              Other...............................      575    1,643
                                                   -------- --------
              Deferred tax liabilities............  907,058  602,022
                                                   -------- --------

           Net deferred tax liability............. $560,460 $452,322
                                                   ======== ========

As of December 31, 2008, the Company had no ordinary or capital losses or tax credits that are available to reduce taxes in future years.

The application of U.S. GAAP requires the Company to evaluate the recoverability of deferred tax assets and establish a valuation allowance if necessary to reduce the deferred tax asset to an amount that is more likely than not to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance the Company considers many factors, including: (1) the nature of the deferred tax assets and liabilities; (2) whether they are ordinary or capital; (3) in which tax jurisdictions they were generated and the timing of their reversal;
(4) taxable income in prior carryback years as well as projected taxable earnings exclusive of reversing temporary differences and carryforwards;
(5) the length of time that carryovers can be utilized in the various taxing jurisdictions; (6) any unique tax rules that would impact the utilization of the deferred tax assets; and (7) any tax planning strategies that the Company would employ to avoid a tax benefit from expiring unused. Although realization is not assured, management believes it is more likely than not that the deferred tax assets, net of valuation allowances, will be realized. The Company had no valuation allowance as of December 31, 2008, 2007 and 2006.

Management believes that based on its historical pattern of taxable income, the Company and its subsidiaries will produce sufficient income in the future to realize its deferred tax assets. Adjustments to the valuation allowance will be made if there is a change in management's assessment of the amount of the deferred tax asset that is realizable.

On January 1, 2007, the Company adopted FIN No. 48, "Accounting for Uncertainty in Income Taxes," an Interpretation of FASB Statement No. 109. This interpretation prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return. Adoption of FIN No. 48 resulted in an increase to the Company's income tax liability and a decrease to retained earnings of $0.7 million as of January 1, 2007.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


7. INCOME TAXES (continued)

The Company's unrecognized tax benefits as of the date of adoption of FIN No. 48 and as of December 31, 2008 are as follows:


                                                                                     Unrecognized tax
                                                                                     benefits prior to
                                                                                           2002
                                                                                     -----------------

Amounts as of January 1, 2007.......................................................      $45,118

(Decreases) in unrecognized tax benefits taken in a prior period....................            0
Increases in unrecognized tax benefits taken in a prior period......................            0

Amounts as of December 31, 2007.....................................................      $45,118

Increases in unrecognized tax benefits taken in a prior period......................            0
(Decreases) in unrecognized tax benefits taken in a prior period....................            0

Amount as of December 31, 2008......................................................      $45,118

Unrecognized tax benefits that, if recognized, would favorably impact the effective
  rate as of December 31, 2007......................................................      $45,118

Unrecognized tax benefits that, if recognized, would favorably impact the effective
  rate as of December 31, 2008......................................................      $45,118

                                                                                     Unrecognized
                                                                                     tax benefits Total unrecognized
                                                                                       2002 and    tax benefits all
                                                                                       forward          years
                                                                                     ------------ ------------------
                                                                                     (in thousands)
Amounts as of January 1, 2007.......................................................    $6,608         $51,726

(Decreases) in unrecognized tax benefits taken in a prior period....................     (826 )           (826)
Increases in unrecognized tax benefits taken in a prior period......................         0               0

Amounts as of December 31, 2007.....................................................    $5,782         $50,900

Increases in unrecognized tax benefits taken in a prior period......................       297             297
(Decreases) in unrecognized tax benefits taken in a prior period....................         0               0

Amount as of December 31, 2008......................................................    $6,079         $51,197

Unrecognized tax benefits that, if recognized, would favorably impact the effective
  rate as of December 31, 2007......................................................    $    0         $45,118

Unrecognized tax benefits that, if recognized, would favorably impact the effective
  rate as of December 31, 2008......................................................    $    0         $45,118

The Company classifies all interest and penalties related to tax uncertainties as income tax expense. The Company recognized $1.2 and $0.7 million in the statement of operations during 2008 and 2007, respectively and recognized $6.0 and $4.8 million in liabilities in the statement of financial position in 2008 and 2007 respectively, for tax-related interest and penalties.

The Company's liability for income taxes includes the liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by the Internal Revenue Service, or IRS, or other taxing authorities. Audit periods remain open for review until the statute of limitations has passed. Generally, for tax years which produce net operating losses, capital losses or tax credit carryforwards ("tax attributes"), the statute of limitations does not close, to the extent of these tax attributes, until the expiration of the statute of limitations for the tax year in which they are fully utilized. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the liability for income taxes. The statute of limitations for the 2002 and 2003 tax years is set to expire in 2009. The Company does not anticipate any significant changes to its total unrecognized tax benefits within the next 12 months. Taxable years 2004 through 2008 are still open for IRS examination.

On January 26, 2006, the IRS officially closed the audit of the Company's consolidated federal income tax returns for the 1997 to 2001 periods. The statute of limitations has closed for these tax years; however, there were tax attributes which were utilized in subsequent tax years for which the statute of limitations remains open.

In August 2007, the IRS issued Revenue Ruling 2007-54, which included, among other items, guidance on the methodology to be followed in calculating the dividend received deduction, or DRD, related to variable life insurance and annuity contracts. In September 2007, the IRS released Revenue Ruling 2007-61. Revenue Ruling 2007-61 suspends Revenue Ruling 2007-54 and informs taxpayers that the U.S. Treasury Department and the IRS intend to address through new regulations the issues considered in Revenue Ruling 2007-54, including the methodology to be followed in determining the DRD related to variable life insurance and annuity contracts. A change in the DRD, including the possible retroactive or prospective elimination of this deduction through regulations or legislation, could increase actual tax expense and reduce the Company's consolidated net income. These activities had no impact on the Company's 2007 or 2008 results.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


7. INCOME TAXES (continued)

In December 2006, the IRS completed all fieldwork with regards to its examination of the consolidated federal income tax returns for tax years 2002 and 2003. The final report was initially submitted to the Joint Committee on Taxation for their review in April 2007. The final report was resubmitted in March 2008 and again in April 2008. The Joint Committee returned the report to the IRS for additional review of an industry issue regarding the methodology for calculating the DRD related to variable life insurance and annuity contracts. Within the table above, reconciling the Company's effective tax rate to the expected amount determined using the federal statutory rate of 35%, the DRD was the primary component of the non-taxable investment income in recent years. The IRS completed its review of the issue and proposed an adjustment with respect to the calculation of the DRD. In order to expedite receipt of an income tax refund related to the 2002 and 2003 years, the Company has agreed to such adjustment. Nevertheless, the Company believes that its return position is technically correct. Therefore, the Company intends to file a protective refund claim to recover the taxes associated with the agreed upon adjustment and to pursue such other actions as appropriate. The report, with the adjustment, was submitted to the Joint Committee on Taxation in October 2008. The Company was advised on January 2, 2009 that the Joint Committee completed its consideration of the report and has taken no exception to the conclusions reached by the IRS. Accordingly, the final report was processed and a refund was received. The statute of limitations for these years will close on December 31, 2009. These activities had no impact on the Company's 2007 or 2008 results.

In January 2007, the IRS began an examination of the consolidated U.S. federal income tax years 2004 through 2006. For the consolidated U.S. federal income tax years 2007 and 2008, the Company participated in the IRS's Compliance Assurance Program ("CAP"). Under CAP, the IRS assigns an examination team to review completed transactions contemporaneously during the 2007 and 2008 tax years in order to reach agreement with the Company on how they should be reported in the tax return. If disagreements arise, accelerated resolutions programs are available to resolve the disagreements in a timely manner before the tax return is filed. It is management's expectation this program will shorten the time period between the Company's filing of its federal income tax return and the IRS's completion of its examination of the return.

8. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS

The Company issues traditional variable annuity contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder. The Company also issues variable annuity contracts with general and separate account options where the Company contractually guarantees to the contractholder a return of no less than (1) total deposits made to the contract less any partial withdrawals ("return of net deposits"), (2) total deposits made to the contract less any partial withdrawals plus a minimum return ("minimum return"), or
(3) the highest contract value on a specified date minus any withdrawals ("contract value"). These guarantees include benefits that are payable in the event of death, annuitization or at specified dates during the accumulation period including withdrawal and income benefits payable during specified periods. The company also offers an enhanced withdrawal benefit should a contractholder not be able to perform normal activities of daily living.

The Company also issues annuity contracts with market value adjusted investment options ("MVAs"), which provide for a return of principal plus a fixed rate of return if held to maturity, or, alternatively, a "market adjusted value" if surrendered prior to maturity or if funds are reallocated to other investment options. The market value adjustment may result in a gain or loss to the Company, depending on crediting rates or an indexed rate at surrender, as applicable.

In addition, the Company issues variable life, variable universal life and universal life contracts where the Company contractually guarantees to the contractholder a death benefit even when there is insufficient value to cover monthly mortality and expense charges, whereas otherwise the contract would typically lapse ("no lapse guarantee"). Variable life and variable universal life contracts are offered with general and separate account options.

The assets supporting the variable portion of both traditional variable annuities and certain variable contracts with guarantees are carried at fair value and reported as "Separate account assets" with an equivalent amount reported as "Separate account liabilities." Amounts assessed against the contractholders for mortality, administration, and other services are included within revenue in "Policy charges and fee income" and changes in liabilities for minimum guarantees are generally included in "Policyholders' benefits." In 2008 and 2007 there were no gains or losses on transfers of assets from the general account to a separate account.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


8. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS (continued)

For those guarantees of benefits that are payable in the event of death, the net amount at risk is generally defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date. The Company's primary risk exposures for these contracts relates to actual deviations from, or changes to, the assumptions used in the original pricing of these products, including equity market returns, contract lapses and contractholder mortality.

For guarantees of benefits that are payable at annuitization, the net amount at risk is generally defined as the present value of the minimum guaranteed annuity payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance. The Company's primary risk exposures for these contracts relates to actual deviations from, or changes to, the assumptions used in the original pricing of these products, including equity market returns, timing of annuitization, contract lapses and contractholder mortality.

For guarantees of benefits that are payable at withdrawal, the net amount at risk is generally defined as the present value of the minimum guaranteed withdrawal payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance. For guarantees of accumulation balances, the net amount at risk is generally defined as the guaranteed minimum accumulation balance minus the current account balance. The Company's primary risk exposures for these contracts relates to actual deviations from, or changes to, the assumptions used in the original pricing of these products, including equity market returns, interest rates, market volatility or contractholder behavior used in the original pricing of these products.

The Company's contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed may not be mutually exclusive. As of December 31, 2008 and 2007, the Company had the following guarantees associated with these contracts, by product and guarantee type:

                                                                                December 31, 2008
                                                                     ----------------------------------------
                                                                                           At Annuitization /
                                                                     In the Event of Death  Accumulation (1)
                                                                     --------------------- ------------------
Variable Annuity Contracts                                                        (in thousands)
          Return of net deposits....................................
          Account value.............................................      $ 4,851,040                 N/A
          Net amount at risk........................................      $   812,387                 N/A
          Average attained age of contractholders...................         62 years                 N/A

          Minimum return or contract value..........................
          Account value.............................................      $ 7,786,709         $ 6,509,124
          Net amount at risk........................................      $ 3,648,143         $ 1,288,590
          Average attained age of contractholders...................         66 years            62 years
         Average period remaining until earliest expected
            annuitization...........................................              N/A           3.2 years
--------
(1)Includes income and withdrawal benefits as described herein

                                                                       Unadjusted Value      Adjusted Value
Market value adjusted annuities                                      --------------------- ------------------
       Account value................................................      $   205,546         $   206.669

                                                                       December 31, 2008   December 31, 2007
                                                                     --------------------- ------------------
                                                                              In the Event of Death
                                                                     ----------------------------------------
Variable Life, Variable Universal Life and Universal Life Contracts               (in thousands)
          No Lapse Guarantees.......................................
          Separate account value....................................      $ 1,602,802         $ 2,194,765
          General account value.....................................      $ 1,216,324         $   976,679
       Net amount at risk...........................................      $45,408,328         $43,309,645
          Average attained age of contractholders...................         50 years            48 years

                                                                                December 31, 2007
                                                                     ----------------------------------------
                                                                                           At Annuitization /
                                                                     In the Event of Death  Accumulation (1)
                                                                     --------------------- ------------------
Variable Annuity Contracts                                                        (in thousands)
          Return of net deposits....................................
          Account value.............................................      $ 4,997,756                 N/A
          Net amount at risk........................................      $     4,104                 N/A
          Average attained age of contractholders...................         62 years                 N/A

          Minimum return or contract value..........................
          Account value.............................................      $11,355,802          $7,028,798
          Net amount at risk........................................      $   739,233          $   59,013
          Average attained age of contractholders...................         65 years            61 years
         Average period remaining until earliest expected
            annuitization...........................................              N/A             6 years
--------
(1)Includes income and withdrawal benefits as described herein

                                                                       Unadjusted Value      Adjusted Value
Market value adjusted annuities                                      --------------------- ------------------
       Account value................................................      $   204,459          $  202,853





Variable Life, Variable Universal Life and Universal Life Contracts
          No Lapse Guarantees.......................................
          Separate account value....................................
          General account value.....................................
       Net amount at risk...........................................
          Average attained age of contractholders...................

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


8. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS (continued)

Account balances of variable annuity contracts with guarantees were invested in separate account investment options as follows:

                                December 31, 2008 December 31, 2007
                                ----------------- -----------------
                                          (in thousands)
            Equity funds.......    $ 5,241,841       $ 9,126,548
            Bond funds.........      1,281,743           590,295
            Balanced funds.....      3,413,707         4,763,978
            Money market funds.        481,372           328,323
            Specialty funds....         66,501           136,383
                                   -----------       -----------
               Total...........    $10,485,164       $14,945,527
                                   ===========       ===========

In addition to the above mentioned amounts invested in separate account investment options, $2.153 billion and $1.408 billion of account balances of variable annuity contracts with guarantees, inclusive of contracts with MVA feature, were invested in general account investment options in 2008 and 2007, respectively.

Liabilities For Guaranteed Benefits

The table below summarizes the changes in general account liabilities for guarantees on variable contracts. The liabilities for guaranteed minimum death benefits ("GMDB") and guaranteed minimum income benefits ("GMIB") are included in "Future policy benefits" and the related changes in the liabilities are included in "Policyholders' benefits." Guaranteed minimum income and withdrawal benefits ("GMIWB") and guaranteed minimum accumulation benefits ("GMAB") features are considered to be bifurcated embedded derivatives under SFAS
No. 133 and are recorded at fair value. Changes in the fair value of these derivatives, along with any fees attributed or payments made relating to the derivative, are recorded in "Realized investment gains (losses), net." The liabilities for GMAB and GMIWB are included in "Future policy benefits."

                                                                                  GMIWB-
                                                    GMDB                  GMIB     GMAB       Total
                                      --------------------------------  -------  --------  ----------
                                                Variable Life, Variable
                                      Variable     Universal Life, &
                                      Annuity       Universal Life             Variable Annuity
                                      --------  ----------------------- -----------------------------
                                                               (in thousands)
Balance as of January 1, 2006........ $ 40,194          $12,001         $12,366  $ (1,370) $   63,191

   Incurred guarantee benefits /(1)/.   17,157           15,475           5,370    (6,966)     31,036

   Paid guarantee benefits...........  (14,729)          (1,050)             --        --     (15,779)
                                      --------          -------         -------  --------  ----------
Balance as of December 31, 2006...... $ 42,622          $26,426         $17,736  $ (8,336) $   78,448
   Incurred guarantee benefits /(1)/.    4,247           28,758          (8,831)   43,569      67,743
   Paid guarantee benefits...........  (11,198)              --              --        --     (11,198)
                                      --------          -------         -------  --------  ----------
Balance as of December 31, 2007...... $ 35,671          $55,184         $ 8,905  $ 35,233  $  134,993
   Incurred guarantee benefits /(1)/.  162,244           32,311          32,112   759,407     986,074
   Paid guarantee benefits...........  (35,346)            (756)             --        --     (36,102)
                                      --------          -------         -------  --------  ----------
Balance as of December 31, 2008...... $162,569          $86,739         $41,017  $794,640  $1,084,965
                                      ========          =======         =======  ========  ==========

--------
(1)Incurred guarantee benefits include the portion of assessments established as additions to reserves as well as changes in estimates affecting the reserves. Also includes changes in the fair value of features considered to be derivatives.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


8. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS (continued)

The GMDB liability is determined each period end by estimating the accumulated value of a portion of the total assessments to date less the accumulated value of the death benefits in excess of the account balance. The GMIB liability is determined each period by estimating the accumulated value of a portion of the total assessments to date less the accumulated value of the projected income benefits in excess of the account balance. The portion of assessments used is chosen such that, at issue (or, in the case of acquired contracts, at the acquisition date), the present value of expected death benefits or expected income benefits in excess of the projected account balance and the portion of the present value of total expected assessments over the lifetime of the contracts are equal. The Company regularly evaluates the estimates used and adjusts the GMDB and GMIB liability balances, with an associated charge or credit to earnings, if actual experience or other evidence suggests that earlier assumptions should be revised.

The GMAB features provide the contractholder with a guaranteed return of initial account value or an enhanced value if applicable. The Company's GMAB feature (HD GRO) includes an automatic investment rebalancing element that reduces the Company's exposure to these guarantees. The GMAB liability is calculated as the present value of future expected payments to customers less the present value of assessed rider fees attributed to the embedded derivative feature.

The GMIWB features predominantly present a benefit that provides a contractholder two optional methods to receive guaranteed minimum payments over time, a "withdrawal" option or an "income" option. The withdrawal option guarantees that, upon the election of such benefit, a contract holder can withdraw an amount each year until the cumulative withdrawals reach a total guaranteed balance. The guaranteed remaining balance is generally equal to the protected value under the contract, which is initially established as the greater of: (1) the account value on the date of first withdrawal;
(2) cumulative deposits when withdrawals commence, less cumulative withdrawals plus a minimum return; or (3) the highest contract value on a specified date minus any withdrawals. The income option guarantees that a contract holder can, upon the election of this benefit, withdraw a lesser amount each year for the annuitant's life based on the total guaranteed balance. The withdrawal or income benefit can be elected by the contract holder upon issuance of an appropriate deferred variable annuity contract or at any time following contract issue prior to annuitization. Certain GMIWB features include an automatic investment rebalancing element that reduces the Company's exposure to these guarantees. The GMIWB liability is calculated as the present value of future expected payments to customers less the present value of assessed rider fees attributable to the embedded derivative feature.

As part of risk management strategy in addition to reinsurance, Pruco Re.
hedges or limits exposure to these risks through a combination of product design elements, such as an automatic rebalancing element, and externally purchased hedging instruments, such as equity options and interest rate swaps. The automatic rebalancing element included in the design of certain variable annuity products transfers assets between contractholder sub-accounts depending on a number of factors, including the investment performance of the sub-accounts. Negative investment performance may result in transfers to either a fixed-rate general account option or a separate account bond portfolio. In certain situations, assets may transfer back when investment performance improves. Other product design elements we utilize for certain products to manage these risks include asset allocation and minimum purchase age requirements. For risk management purposes the Company segregates the variable annuity living benefit features into three broad categories, (1) those that utilize both an automatic rebalancing element and capital markets hedging, such as for certain GMIWB riders; (2) those that utilize only capital markets hedging , such as for certain legacy GMIWB and GMAB riders; and (3) those with risks we have deemed suitable to retain, such as for GMDB and GMIB riders. Riders in category 1 from above also include GMDB riders, and as such the GMDB risk in these riders benefits from the automatic investment rebalancing element.

Deferred Sales Inducements

The Company defers sales inducements and amortizes them over the anticipated life of the annuity using the same methodology and assumptions used to amortize deferred policy acquisition costs. The Company offers various types of sales inducements. These inducements include: (i) a bonus whereby the policyholder's initial account balance is increased by an amount equal to a specified percentage of the customer's initial deposit and (ii) additional interest credits after a certain number of years a contract is held. Changes in deferred sales inducements are as follows:

                                         2008      2007      2006
                                       --------  --------  --------
                                              (in thousands)
           Balance, beginning of year. $215,057  $182,578  $139,012
           Capitalization.............   71,899    57,253    57,302
           Amortization...............  (17,646)  (24,774)  (13,736)
                                       --------  --------  --------
           Balance, end of year....... $269,310  $215,057  $182,578
                                       ========  ========  ========

Pruco Life Insurnace Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

9. STATUTORY NET INCOME AND SURPLUS AND DIVIDEND RESTRICTIONS

The Company is required to prepare statutory financial statements in accordance with accounting practices prescribed or permitted by the Arizona Department of Insurance. Statutory accounting practices primarily differ from GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions and valuing investments, deferred taxes, and certain assets on a different basis.

Statutory net income (loss) for the Company amounted to $(566) million, $61 million, and $499 million for the years ended December 31, 2008, 2007, and 2006, respectively. Statutory surplus of the Company amounted to $601 million and $773 million at December 31, 2008 and 2007, respectively. The Company obtained reinsurance in October 2006 on the portion of Universal life business containing no lapse guarantees, from an affiliate. This affiliated reinsurance agreement mitigates surplus strain and is discussed further in Note 13 to the Consolidated Financial Statements.

The Company prepares its statutory financial statements in accordance with accounting practices prescribed or permitted by the Arizona Department of Insurance. Prescribed statutory accounting practices include publications of the NAIC, state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

The Company is subject to Arizona law, which limits the amount of dividends that insurance companies can pay to stockholders without approval of the Arizona Department of Insurance. The maximum dividend, which may be paid in any twelve-month period without notification or approval, is limited to the lesser of 10% of statutory surplus as of December 31 of the preceding year or the net gain from operations of the preceding calendar year. Cash dividends may only be paid out of surplus derived from realized net profits. Based on these limitations, there is no capacity to pay a dividend in 2009 without prior approval. The Company paid a dividend of $102 million, and returned capital of $198 million, to its parent company in 2007. In 2006 and 2008, there were no dividends paid or a return of capital to the parent company.

10. FAIR VALUE OF ASSETS AND LIABILITIES

Fair Value Measurement - Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1 - Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. These generally provide the most reliable evidence and are used to measure fair value whenever available.Active markets are defined as having the following for the measured asset/liability: i) many transactions, ii) current prices, iii) price quotes not varying substantially among market makers, iv) narrow bid/ask spreads and v) most information publicly available. The Company's Level 1 assets and liabilities primarily include certain cash equivalents and short-term investments, equity securities and derivative contracts that are traded in an active exchange market. Prices are obtained from readily available sources for market transactions involving identical assets or liabilities.

Level 2 - Fair value is based on significant inputs, other than Level 1 inputs, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities and other observable inputs. The Company's Level 2 assets and liabilities include: fixed maturities (corporate public and private bonds, most government securities, certain asset-backed and mortgage-backed securities, etc.), certain equity securities, short-term investments and cash equivalents (primarily commercial paper), and certain over-the-counter derivatives. Valuations are generally obtained from third party pricing services for identical or comparable assets or liabilities through the use of valuation methodologies using observable market inputs.

Prices from pricing services are sourced from multiple vendors, and a vendor hierarchy is maintained by asset type based on historical pricing experience and vendor expertise. The Company generally receives prices from multiple pricing services for each security, but ultimately use the price from the pricing service highest in the vendor hierarchy based on the respective asset type. In order to validate reasonability, prices are reviewed by internal asset managers through comparison with directly observed recent market trades and internal estimates of current fair value, developed using market observable inputs and economic indicators.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)

The use of valuation methodologies using observable inputs for private fixed maturities are primarily determined using a discounted cash flow model, which utilizes a discount rate based upon the average of spread surveys collected from private market intermediaries who are active in both primary and secondary transactions, and takes into account, among other factors, the credit quality and industry sector of the issuer and the reduced liquidity associated with private placements. Private fixed maturities also include debt investments in funds that, in addition to a stated coupon, pay a return based upon the results of the underlying portfolios. The fair values of these securities are determined by reference to the funds' net asset value (NAV). Any restrictions on the ability to redeem interests in these funds at NAV are considered to have a de minimis effect on the fair value.

The majority of the Company's derivative positions are classified within Level 2 in the fair value hierarchy. Derivatives classified within Level 2 are valued using models generally accepted in the financial services industry that use actively quoted or observable market input values from external market data providers, non-binding broker-dealer quotations, third-party pricing vendors and/or recent trading activity. The fair values of most derivatives, including interest rate swaps,cross currency swaps, and single name credit default swaps are determined using discounted cash flow models. These models' key assumptions include the contractual terms of the respective contract, along with significant observable inputs, including interest rates, currency rates, credit spreads, yield curves, index dividend yields, and nonperformance risk. Derivative contracts are executed under master netting agreements with counterparties with a Credit Support Annex, or CSA, which is a bilateral ratings-sensitive agreement that requires collateral postings at established credit threshold levels. These agreements protect the interests of the Company and its counterparties, should either party suffer a credit rating deterioration. Substantionaly all of the company's derivative contracts are transacted with an affiliate. In instances where the company transacts with unaffiliated counterparty's derivative agreements are with highly rated major international financial institutions. Consistent with the practice of major international financial institutions, the Company uses the credit spread embedded in the LIBOR interest rate curve to reflect nonperformance risk when determining the fair value of derivative assets and liabilities. The Company believes this credit spread is an appropriate estimate of the nonperformance risk for derivative related assets and liabilities between highly rated institutions. Most derivative contracts have bid and ask prices that can be readily observed in the market place. The Company's policy is to use mid-market pricing in determining its best estimate of fair value.

Other long-term investments carried at fair value include limited partnerships which are consolidated because the Company is either deemed to exercise control or considered the primary beneficiary of a variable interest entity. These entities are considered investment companies and follow specialized industry accounting whereby their assets are carried at fair value. The investments held by these entities include various feeder fund investments in underlying master funds (whose underlying holdings generally include public fixed maturities and equity securities), as well as wholly-owned real estate held within other investment funds.

Level 3 - Fair value is based on at least one or more significant unobservable inputs for the asset or liability. These inputs reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability. The Company's Level 3 assets and liabilities primarily include: certain private fixed maturities and equity securities, certain manually priced public equity securities and fixed maturities (including certain asset-backed securities), certain highly structured over-the-counter derivative contracts, certain commercial loans, certain consolidated real estate funds for which the Company is the general partner, and embedded derivatives resulting from certain products with guaranteed benefits. In circumstances where vendor pricing is not available, internally developed valuations or non-binding broker quotes are used to determine fair value. Non-binding broker quotes are reviewed for reasonableness, based on the Company's understanding of the market. These estimates may use significant unobservable inputs, which reflect the Company's own assumptions about the inputs market participants would use in pricing the asset. Circumstances where observable market data is not available may include events such as market illiquidity and credit events related to the security. Under certain conditions, the Company may conclude the prices received from independent third party pricing services or brokers are not reasonable or reflective of market activity. In those instances, the Company may choose to over-ride the third-party pricing information or quotes received and apply internally developed values to the related assets or liabilities. In such cases, the valuations are generally classified as Level 3. As of December 31, 2008, such over-rides on a net basis were not material.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)

For certain private fixed maturities, including those that are distressed, the discounted cash flow model may also incorporate significant unobservable inputs, which reflect the Company's own assumptions about the inputs market participants would use in pricing the asset. Certain public fixed maturities and private fixed maturities priced internally are based on observable and unobservable inputs. Significant unobservable inputs used include: issue specific credit adjustments, material non-public financial information, management judgment, estimation of future earnings and cashflows, default rate assumptions, liquidity assumptions and non-binding quotes from market makers. These inputs are usually considered unobservable, as not all market participants will have access to this data.

Estimated fair values for most privately traded equity securities are determined using valuation and discounted cash flow models that require a substantial level of judgment. In determining the fair value of certain privately traded equity securities the discounted cash flow model may also use unobservable inputs, which reflect the Company's assumptions about the inputs market participants would use in pricing the asset.

The fair values of the GMAB, GMWB and GMIWB liabilities are calculated as the present value of future expected benefit payments to customers less the present value of assessed rider fees attributable to the embedded derivative feature. The expected cash flows are discounted using LIBOR interest rates, which are commonly viewed as being consistent with the Company's claims-paying ratings of AA quality. Since there is no observable active market for the transfer of these obligations, the valuations are calculated using internally developed models with option pricing techniques. The models calculate a risk neutral valuation, generally using the same interest rate assumptions to both project and discount future rider fees and benefit payments, and incorporate premiums for risks inherent in valuation techniques, inputs, and the general uncertainty around the timing and amount of future cash flows. Significant inputs to these models include capital market assumptions, such as interest rate and implied volatility assumptions, as well as various policyholder behavior assumptions that are actuarially determined, including lapse rates, benefit utilization rates, mortality rates and withdrawal rates. These assumptions are reviewed at least annually, and updated based upon historical experience and give consideration to any observable market data, including market transactions such as acquisitions and reinsurance transactions.

Level 3 includes derivatives where the bid-ask spreads are generally wider than derivatives classified within Level 2 thus requiring more judgment in estimating the mid-market price of such derivatives.

Derivatives that are valued based upon models with unobservable market input values or input values from less actively traded or less-developed markets are classified within Level 3 in the fair value hierarchy. Derivatives classified as Level 3 include first-to-default credit basket swaps. The fair values of first-to-default credit basket swaps are derived from relevant observable inputs such as: individual credit default spreads, interest rates, recovery rates and unobservable model-specific input values such as correlation between different credits within the same basket. Level 3 methodologies are validated through periodic comparison of the Company's fair values to broker-dealer's values.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis, as of December 31, 2008.

                                                          Level 1     Level 2     Level 3      Total
                                                        ----------- ----------- ----------  -----------
                                                                        (in thousands)
Fixed maturities, available for sale................... $        -- $ 4,479,986 $   64,176  $ 4,544,162
Other trading account assets...........................          --       8,878      1,089        9,967
Equity securities, available for sale..................         181      15,723        968       16,872
Other long-term investments............................          --      22,347    (17,167)       5,180
Short-term investments.................................      26,691      49,504         --       76,195
Cash and cash equivalents..............................          --     594,262         --      594,262
Other assets...........................................          --      13,699  1,157,884    1,171,583
                                                        ----------- ----------- ----------  -----------
       Sub-total excluding separate account assets.....      26,872   5,184,399  1,206,950    6,418,221

Separate account assets (1)............................  11,109,765   6,310,449    154,316   17,574,530
                                                        ----------- ----------- ----------  -----------

   Total assets........................................ $11,136,637 $11,494,848 $1,361,266  $23,992,751
                                                        =========== =========== ==========  ===========

Future policy benefits.................................          --          --    794,640      794,640
                                                        ----------- ----------- ----------  -----------

   Total liabilities................................... $        -- $        -- $  794,640  $   794,640
                                                        =========== =========== ==========  ===========

--------
(1)Separate account assets represent segregated funds that are invested for certain customers. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. Separate account liabilities are not included in the above table as they are reported at contract value and not fair value in the Company's consolidated Statement of Financial Position.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)

The following tables provide a summary of the changes in fair value of Level 3 assets and liabilities for the twelve months ended December 31, 2008, as well as the portion of gains or losses included in income for the twelve months ended December 31, 2008, attributable to unrealized gains or losses related to those assets and liabilities still held at December 31, 2008.

                                                                            Twelve Months Ended December 31, 2008
                                                                       ----------------------------------------------
                                                                           Fixed        Equity      Other
                                                                        Maturities,   Securities,  Trading    Other
                                                                       Available For Available for Account  Long-term
                                                                           Sale          Sale      Assets  Investments
                                                                       ------------- ------------- ------- -----------
                                                                                       (in thousands)
Fair value, beginning of period.......................................   $107,063       $ 4,703    $1,164   $ (4,768)
   Total gains or (losses) (realized/unrealized):.....................         --            --        --         --
       Included in earnings:..........................................         --            --        --         --
          Realized investment gains (losses), net.....................     (7,165)          (19)       --    (12,399)
          Asset administration fees and other income..................         --            --       (75)        --
          Interest credited to policyholder account...................         --            --        --         --
       Included in other comprehensive income (loss)..................    (20,006)       (2,365)       --         --
   Net investment income..............................................       (329)           --        --         --
   Purchases, sales, issuances, and settlements.......................     41,319            --        --         --
   Transfers into (out of) Level 3 (2)................................    (56,706)       (1,351)       --         --
                                                                         --------       -------    ------   --------
Fair value, end of period.............................................   $ 64,176       $   968    $1,089   $(17,167)
                                                                         ========       =======    ======   ========

Unrealized gains (losses) for the period ending relating to those level 3 assets that were still held by the Company at the end of the period:
       Included in earnings:..........................................
          Realized investment gains (losses), net.....................   $ (5,390)      $   (19)   $   --   $(12,394)
          Asset management fees and other income......................   $     --       $    --    $  (75)  $     --
          Interest credited to policyholder account...................   $     --       $    --    $   --   $     --
       Included in other comprehensive income (loss)..................   $(20,261)      $(2,366)   $   --   $     --

                                                                                     Separate      Future
                                                                                      Account      Policy
                                                                       Other Assets Assets /(1)/  Benefits
                                                                       ------------ -----------  ---------
                                                                                 (in thousands)
Fair value, beginning of period.......................................  $   48,024   $172,226    $ (35,232)
   Total gains or (losses) (realized/unrealized):.....................          --         --           --
       Included in earnings:..........................................          --         --           --
          Realized investment gains (losses), net.....................   1,066,865         --     (739,407)
          Asset administration fees and other income..................          --         --           --
          Interest credited to policyholder account...................          --    (36,648)          --
       Included in other comprehensive income.........................      (1,393)        --           --
   Net investment income..............................................          --         --           --
   Purchases, sales, issuances, and settlements.......................      17,899     18,738      (20,001)
   Transfers into (out of) Level 3 (2)................................      26,489         --           --
   Other..............................................................          --         --           --
                                                                        ----------   --------    ---------
Fair value, end of period.............................................  $1,157,884   $154,316    $(794,640)
                                                                        ==========   ========    =========

Unrealized gains (losses) for the period ending relating to those level 3 assets that were still held by the Company at the end of the period:
       Included in earnings:..........................................
          Realized investment gains (losses), net.....................  $1,067,417   $     --    $(739,961)
          Asset administration fees and other income..................  $       --   $     --    $      --
          Interest credited to policyholder account...................  $       --   $(36,648)   $      --
       Included in other comprehensive income (loss)..................  $   (1,393)  $     --    $      --

--------
(1)Separate account assets represent segregated funds that are invested for certain customers. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. Separate account liabilities are not included in the above table as they are reported at contract value and not fair value in the Company's consolidated Statement of Financial Position.
(2)Transfers into or out of Level 3 are generally reported as the value of the beginning of the quarter in which the transfer occurs.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)

   Transfers - Net transfers out of Level 3 for Fixed Maturities Available for Sale totaled $56.706 million during the twelve months ended December 31, 2008. Transfers into Level 3 for these investments was primarily the result of unobservable inputs utilized within valuation methodologies and the use of broker quotes when previously information from third party pricing services was utilized. Partially offsetting these transfers into Level 3 were transfers out of Level 3 due to the use of observable inputs in valuation methodologies as well as the utilization of pricing service information for certain assets that the Company was able to validate.

Fair Value of Financial Instruments -

The fair values presented below have been determined by using available market information and by applying valuation methodologies. Considerable judgment is applied in interpreting data to develop the estimates of fair value. These fair values may not be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the fair values. The methods and assumptions discussed below were used in calculating the fair values of the instruments. See Note 11 to the Consolidated Financial Statements for a discussion of derivative instruments.

Commercial Mortgage and Other Loans

The fair value of commercial mortgage loans are primarily based upon the present value of the expected future cash flows discounted at the appropriate U.S. Treasury rate adjusted for the current market spread for similar quality loans.

Policy loans

The fair value of policy loans is calculated using a discounted cash flow model based upon current U.S. Treasury rates and historical loan repayment patterns.

Investment Contracts - Policyholders' Account Balances

Only the portion of policyholders' account balances and separate account liabilities related to products that are investment contracts (those without significant mortality or morbidity risk) are reflected in the table below. For fixed deferred annuities, payout annuities and other similar contracts without life contingencies, fair values are derived using discounted projected cash flows based on LIBOR interest rates which are commonly viewed as being consistent with the Company's claims paying ratings. For those balances that can be withdrawn by the customer at any time without prior notice or penalty, the fair value is the estimated to be amount payable to the customer as of the reporting date, which is generally the carrying value.

                                         2008                 2007
                                 --------------------- -------------------
                                  Carrying             Carrying
                                   Value    Fair Value  Value   Fair Value
                                 ---------- ---------- -------- ----------
                                              (in thousands)
      Financial assets:

      Commercial mortgage loans. $  881,638 $  776,059 $745,223 $  750,581
      Policy loans.............. $1,001,518 $1,297,852 $961,054 $1,079,129

      Financial liabilities:

      Investment contracts...... $  393,998 $  396,778 $363,730 $  363,730

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

11. DERIVATIVE INSTRUMENTS

Types of Derivative Instruments and Derivative Strategies

Interest rate swaps are used by the Company to manage interest rate exposures arising from mismatches between assets and liabilities (including duration mismatches) and to hedge against changes in the value of assets it anticipates acquiring and other anticipated transactions and commitments. Swaps may be attributed to specific assets or liabilities or may be used on a portfolio basis. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to an agreed upon notional principal amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty at each due date.

Exchange-traded futures are used by the Company to reduce risks from changes in interest rates, to alter mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, and to hedge against changes in the value of securities it owns or anticipates acquiring or selling. In exchange-traded futures transactions, the Company agrees to purchase or sell a specified number of contracts, the values of which are determined by the values of underlying referenced securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures transactions with regulated futures commissions merchants that are members of a trading exchange.

Futures typically are used to hedge duration mismatches between assets and liabilities. Futures move substantially in value as interest rates change and can be used to either modify or hedge existing interest rate risk.

Currency derivatives, including currency swaps, are used by the Company to reduce risks from changes in currency exchange rates with respect to investments denominated in foreign currencies that the Company either holds or intends to acquire or sell.

Under currency swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between one currency and another at an exchange rate and calculated by reference to an agreed principal amount. Generally, the principal amount of each currency is exchanged at the beginning and termination of the currency swap by each party. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty for payments made in the same currency at each due date.

Credit derivatives are used by the Company to enhance the return on the Company's investment portfolio by creating credit exposure similar to an investment in public fixed maturity cash instruments. With credit derivatives the Company can sell credit protection on an identified name, or a basket of names in a first to default structure, and in return receive a quarterly premium. With first to default baskets, the premium generally corresponds to a high proportion of the sum of the credit spreads of the names in the basket. If there is an event of default by the referenced name or one of the referenced names in a basket, as defined by the agreement, then the Company is obligated to pay the counterparty the referenced amount of the contract and receive in return the referenced defaulted security or similar security. In addition to selling credit protection, the Company may purchase credit protection using credit derivatives in order to hedge specific credit exposures in the Company's investment portfolio.

Embedded Derivatives

As described in Note 8, the Company sells variable annuity products which contain embedded derivatives. The Company has entered into reinsurance agreements to transfer the risk related to the embedded derivatives to affiliates. The Company also sells certain universal life products that contain a no lapse guarantee provision. The Company entered into an agreement with an affiliate (See Note 13 to the Consolidated Financial Statements) to reinsure these guarantees that are accounted for in the same manner as the embedded derivative. These embedded derivatives are marked to market through "Realized investment gains (losses), net" based on the change in value of the underlying contractual guarantees, which are determined using valuation models.

The Company invests in fixed maturities that, in addition to a stated coupon, provide a return based upon the results of an underlying portfolio of fixed income investments and related investment activity. The Company accounts for these investments as available for sale fixed maturities containing embedded derivatives. Such embedded derivatives are marked to market through "Realized investment gains (losses), net," based upon the change in value of the underlying portfolio.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


11. DERIVATIVE INSTRUMENTS (continued)


Credit Derivatives Written

The following tables set forth our exposure from credit derivatives where we have written credit protection excluding credit protection written on our own credit and embedded derivatives contained in European managed investments, by NAIC rating of the underlying credits as of the dates indicated.

                                                  December 31, 2008
                                                 ----------------------
                                                 First to Default Basket        Total
                                                 ----------------------  ------------------
NAIC Designation (1)  Rating Agency Equivalent   Notional   Fair Value   Notional Fair Value
--------------------  -------------------------- --------   ----------   -------- ----------
         1........... Aaa, Aa, A                  $  4.5      $  (.5)     $  4.5    $  (.5)
         2........... Baa                             92       (15.5)         92     (15.5)
                                                  ------      ------      ------    ------
                      Subtotal Investment Grade.    96.5         (16)       96.5       (16)
         3........... Ba                             1.3         (.1)        1.3       (.1)
         4........... B                               --          --          --        --
         5........... C and lower                    6.2        (1.0)        6.2      (1.0)
         6........... In or near default              --          --          --        --
                                                  ------      ------      ------    ------
       Total                                      $  104      $(17.1)     $  104    $(17.1)
                                                  ======      ======      ======    ======

                                                  December 31, 2007
                                                 ----------------------
                                                 First to Default Basket        Total
                                                 ----------------------  ------------------
NAIC Designation (1)  Rating Agency Equivalent   Notional   Fair Value   Notional Fair Value
--------------------  -------------------------- --------   ----------   -------- ----------
         1........... Aaa, Aa, A                  $   49      $ (1.2)     $   49    $ (1.2)
         2........... Baa                           52.5        (3.3)       52.5      (3.3)
                                                  ------      ------      ------    ------
                      Subtotal Investment Grade    101.5        (4.5)      101.5      (4.5)
         3........... Ba                             1.8         (.1)        1.8       (.1)
         4........... B                               --          --          --        --
         5........... C and lower                    1.7         (.2)        1.7       (.2)
         6........... In or near default              --          --          --        --
                                                  ------      ------      ------    ------
       Total                                      $  105      $ (4.8)     $  105    $ (4.8)
                                                  ======      ======      ======    ======

    ----
    (1)First-to-default credit swap baskets, which may include credits of varying qualities, are grouped above based on the lowest credit in the basket. However, such basket swaps may entail greater credit risk than the rating level of the lowest credit.

The following table sets forth the composition of our credit derivatives where we have written credit protection excluding credit protection written on our own credit and embedded derivatives contained in European managed investments, by industry category as of the dates indicated.

                                        December 31, 2008 December 31, 2007
                                        ---------------   ----------------
                                                   Fair              Fair
                                        Notional   Value  Notional   Value
        Industry                        --------  ------  --------   -----
                                                 (in millions)
        Corporate Securities:
           First to Default Baskets(1).    104     (17.1)    105     (4.8)
                                          ----    ------    ----     ----
        Total Credit Derivatives.......   $104    $(17.1)   $105     (4.8)
                                          ====    ======    ====     ====

--------
(1)Credit default baskets may include various industry categories.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


11. DERIVATIVE INSTRUMENTS (continued)

The Company writes credit derivatives under which the Company is obligated to pay the counterparty the referenced amount of the contract and receive in return the defaulted security or similar security. The Company's maximum amount at risk under these credit derivatives, assuming the value of the underlying referenced securities become worthless, is $104 million at December 31, 2008. These credit derivatives generally have maturities of five years or less.

The Company holds certain externally managed investments in the European market which contain embedded derivatives whose fair value are primarily driven by changes in credit spreads. These investments are medium term notes that are collateralized by investment portfolios primarily consisting of investment grade European fixed income securities, including corporate bonds and asset-backed securities, and derivatives, as well as varying degrees of leverage. The notes have a stated coupon and provide a return based on the performance of the underlying portfolios and the level of leverage. The Company invests in these notes to earn a coupon through maturity, consistent with its investment purpose for other debt securities. The notes are accounted for under U.S. GAAP as available for sale fixed maturity securities with bifurcated embedded derivatives (total return swaps). Changes in the value of the fixed maturity securities are reported in Stockholders' Equity under the heading "Accumulated Other Comprehensive Income" and changes in the market value of the embedded total return swaps are included in current period earnings in "Realized investment gains (losses), net." The Company's maximum exposure to loss from these interests was $63 million and $109 million at December 31, 2008 and 2007, respectively.

Credit Risk

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial derivative transactions. Substantially all of the Company's over-the-counter derivative contracts are transacted with an affiliate. In instances where the Company transacts with unaffiliated counterparties, the Company manages credit risk by entering into derivative transactions with major international financial institutions and other creditworthy counterparties, and by obtaining collateral where appropriate. Additionally, limits are set on single party credit exposures which are subject to periodic management review.

The credit exposure of the Company's over-the-counter derivative transactions is represented by the contracts with a positive fair value (market value) at the reporting date. The Company effects exchange-traded futures transactions through regulated exchanges and these transactions are settled on a daily basis, thereby reducing credit risk exposure in the event of nonperformance by counterparties to such financial instruments.

12. COMMITMENTS, CONTINGENCIES AND LITIGATION AND REGULATORY MATTERS

Commitments

The Company has made commitments to fund $19 million of commercial loans in 2008. The Company also made commitments to purchase or fund investments, mostly private fixed maturities, of $33 million in 2008.

Contingencies

On an ongoing basis, our internal supervisory and control functions review the quality of our sales, marketing, administration and servicing, and other customer interface procedures and practices and may recommend modifications or enhancements. From time to time, this review process results in the discovery of administration, servicing or other errors, including errors relating to the timing or amount of payments or contract values due to customers. In these cases, we offer customers appropriate remediation and may incur charges and expenses, including the costs of such remediation, administrative costs and regulatory fines.

It is possible that the results of operations or the cash flow of the Company in a particular quarterly or annual period could be materially affected as a result of payments in connection with the matters discussed above depending, in part, upon the results of operations or cash flow for such period. Management believes, however, that the ultimate payments in connection with these matters should not have a material adverse effect on the Company's financial position.

Litigation and Regulatory Proceedings

The Company is subject to legal and regulatory actions in the ordinary course of its businesses, including class action lawsuits. Legal and regulatory actions may include proceedings relating to aspects of the businesses and operations that are specific to the Company and that are typical of the businesses in which the Company operates. Class action and individual lawsuits may involve a variety of issues and/or allegations, which include sales practices, underwriting practices, claims payment and procedures, premium charges, policy servicing and breach of fiduciary duties to customers. The Company may also be subject to litigation arising out of its general business activities, such as investments and third party contracts. In certain of these matters, plaintiffs may seek large and/or indeterminate amounts, including punitive or exemplary damages.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


12. COMMITMENTS, CONTINGENCIES AND LITIGATION AND REGULATORY MATTERS (continued)

The Company's litigation and regulatory matters are subject to many uncertainties, and given their complexity and scope, their outcomes cannot be predicted. It is possible that results of operations or cash flow of the Company in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters depending, in part, upon the results of operations or cash flow for such period. In light of the unpredictability of the Company's litigation and regulatory matters, it is also possible that in certain cases an ultimate unfavorable resolution of one or more pending litigation or regulatory matters could have a material adverse effect on the Company's financial position. Management believes, however, that, based on information currently known to it, the ultimate outcome of all pending litigation and regulatory matters, after consideration of applicable reserves and rights to indemnification, is not likely to have a material adverse effect on the Company's financial position.

13. RELATED PARTY TRANSACTIONS

The Company has extensive transactions and relationships with Prudential Insurance and other affiliates. Although we seek to ensure that these transactions and relationships are fair and reasonable, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Expense Charges and Allocations

Many of the Company's expenses are allocations or charges from Prudential Insurance or other affiliates. These expenses can be grouped into the following categories: general and administrative expenses and agency distribution expenses.

The Company's general and administrative expenses are charged to the Company using allocation methodologies based on business production processes. Management believes that the methodology is reasonable and reflects costs incurred by Prudential Insurance to process transactions on behalf of the Company. The Company operates under service and lease agreements whereby services of officers and employees, supplies, use of equipment and office space are provided by Prudential Insurance. The Company reviews its allocation methodology periodically which it may adjust accordingly. General and administrative expenses also include allocations of stock compensation expenses related to a stock option program and a deferred compensation program issued by Prudential Financial. The expense charged to the Company for the stock option program was less than $0.4 million for the twelve months ended December 31, 2008, 2007 and 2006. The expense charged to the Company for the deferred compensation program was $2 million and $3 million for the twelve months ended December 31, 2008 and 2007, respectively.

The Company receives a charge to cover its share of employee benefits expenses. These expenses include costs for funded and non-funded contributory and non-contributory defined benefit pension plans. Some of these benefits are based on final group earning and length of service. While others are based on an account balance, which takes into consideration age, service and earnings during career.

Prudential Insurance sponsors voluntary savings plans for the Company's employees (401(k) plans). The plans provide for salary reduction contributions by employees and matching contributions by the Company of up to 4% of annual salary. The expense charged the Company for the matching contribution to the plans was $3.5 million, $3.5 million and $2.6 million in 2008, 2007 and 2006, respectively.

The Company's share of net expense for the pension plans was $7.7 million, $7.4 million and $7.2 million in 2008, 2007 and 2006 respectively.

The Company is charged distribution expenses from Prudential Insurance's agency network for both its domestic life and annuity products through a transfer pricing agreement, which is intended to reflect a market based pricing arrangement.

Affiliated Asset Administration Fee Income

The Company participates in a revenue sharing agreement with Prudential Investments LLC, whereby the Company receives fee income from policyholders' account balances invested in the Prudential Series Funds ("PSF").

The Company also receives fee income calculated on contractholder separate account balances invested in the Advanced Series Trust Funds. These revenues are recorded as "Asset administration fees" in the Consolidated Statements of Operations and Comprehensive Income.

Corporate Owned Life Insurance

The Company has sold four Corporate Owned Life Insurance or, "COLI," policies to Prudential Insurance, and one to Prudential Financial. The cash surrender value included in separate accounts for the COLI policies was $1.217 billion and $1.431 billion at December 31, 2008 and December 31, 2007, respectively. Fees related to the COLI policies were $32 million, $33 million and $20 million for the years ending December 31, 2008, 2007 and 2006 respectively.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


13. RELATED PARTY TRANSACTIONS (continued)

Reinsurance with affiliates

UPARC

The Company reinsures universal life policies having no-lapse guarantees with an affiliated company, UPARC. UPARC reinsures 90% of the net amount of mortality at risk as well as 100% of the risk of uncollectible policy charges and fees associated with the no lapse provision of these policies. The Company is not relieved of its primary obligation to the policyholder as a result of these transactions.

The portion of this contract related to mortality is accounted for as reinsurance. Reinsurance recoverables related to this agreement were $366 million and $24 million as of December 31, 2008 and December 31, 2007, respectively. Fees ceded to UPARC in 2008 and 2007 were $39 million and $39 million, respectively. Benefits ceded to UPARC in 2008 and 2007 were $57 million and $30 million, respectively. The portion of this contract related to the no lapse provision is accounted for as an embedded derivative. Realized gains of $340 million and $12 million for December 31, 2008 and 2007 respectively, related to the change in the value of this embedded derivative. The underlying asset is reflected as other assets in the Company's Consolidated Statements of Financial Position.

PARCC

The Company reinsures 90% of the risk under its term life insurance policies through an automatic and facultative coinsurance agreement with PARCC. The Company is not relieved of its primary obligation to the policyholder as a result of this agreement. Reinsurance recoverables related to this agreement were $1.137 billion and $835 million as of December 31, 2008 and December 31, 2007, respectively. Premiums ceded to PARCC in 2008, 2007 and 2006 were $654 million and $528 million and $388 million respectively. Benefits ceded in 2008, 2007 and 2006 were $249 million and $197 million and $144 million, respectively. Reinsurance expense allowances, net of capitalization and amortization were $130 million and $105 million and $84 million for the 2008, 2007 and 2006, respectively

Prudential Insurance

The Company has a yearly renewable term reinsurance agreement with Prudential Insurance and reinsures the majority of all mortality risks not otherwise reinsured. Reinsurance recoverables related to this agreement were $46 million and $44 million as of December 31, 2008 and December 31, 2007, respectively. Premiums and fees ceded to Prudential Insurance in 2008, 2007 and 2006 were $217 million and $203 million and $208 million, respectively. Benefits ceded in 2008, 2007 and 2006 were $172 million, $191 million and $199 million, respectively. The Company is not relieved of its primary obligation to the policyholder as a result of this agreement.

The Company has reinsured a group annuity contract with Prudential Insurance, in consideration for a single premium payment by the Company, providing reinsurance equal to 100% of all payments due under the contract. In addition, there are two yearly renewable term agreements in which the Company may offer, and the reinsurer may accept reinsurance on any life in excess of the Company's maximum limit of retention. The Company is not relieved of its primary obligation to the policyholder's as a result of these agreements. Reinsurance recoverables related to this agreement were $9 million as of December 31, 2008 and December 31, 2007. Benefits ceded were $2 million for December 31, 2008 and 2007, respectively.

In 2008 a $360 million contribution was made to the Company from Prudential Insurance, the parent company.

Pruco Re.

During 2008, the Company entered into two new reinsurance agreements with an affiliate as part of its risk management and capital management strategies. Effective January 28, 2008, the Company entered into a coinsurance agreement with Pruco Re providing for the 100% reinsurance of its HD7 benefit feature sold on certain of its annuities. Fees ceded on this agreement, included in "Realized investments (losses) gains, net" on the financial statements as of December 31, 2008, was $779 million. Effective January 28, 2008, the Company entered into a coinsurance agreement with Pruco Re providing for the 100% reinsurance of its HD GRO benefit feature sold on certain of its annuities. Fees ceded on this agreement, included in "Realized investments (losses) gains, net" on the financial statements as of December 31, 2008, were $4 million.

During 2007, the Company amended the reinsurance agreements it entered into in 2005 covering its LT5. The coinsurance agreement entered into with Prudential Insurance in 2005 provided for the 100% reinsurance of its LT5 feature sold on new business prior to May 6, 2005. This agreement was recaptured effective August 1, 2007. Effective July 1, 2005, the Company entered into a coinsurance agreement with Pruco Re providing for the 100% reinsurance of its LT5 feature sold on new business after May 5, 2005 as well as for riders issued on or after March 15, 2005 on business in-force before March 15, 2005. This agreement was amended effective August 1, 2007 to include the reinsurance of business sold prior to May 6, 2005 that was previously reinsured to Prudential Insurance.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


13. RELATED PARTY TRANSACTIONS (continued)

Taiwan branch reinsurance agreement

On January 31, 2001, the Company transferred all of its assets and liabilities associated with the Company's Taiwan branch including Taiwan's insurance book of business to an affiliated Company, Prudential Life Insurance Company of Taiwan Inc. ("Prudential of Taiwan"), a wholly owned subsidiary of Prudential Financial.

The mechanism used to transfer this block of business in Taiwan is referred to as a "full acquisition and assumption" transaction. Under this mechanism, the Company is jointly liable with Prudential of Taiwan for two years from the giving of notice to all obligees for all matured obligations and for two years after the maturity date of not-yet-matured obligations. Prudential of Taiwan is also contractually liable, under indemnification provisions of the transaction, for any liabilities that may be asserted against the Company. The transfer of the insurance related assets and liabilities was accounted for as a long-duration coinsurance transaction under accounting principles generally accepted in the United States. Under this accounting treatment, the insurance related liabilities remain on the books of the Company and an offsetting reinsurance recoverables is established.

Affiliated premiums ceded for the periods ended December 31, 2008, 2007 and 2006 from the Taiwan coinsurance agreement were $77 million, $82 million and $84 million, respectively. Affiliated benefits ceded for the periods ended December 31, 2008, 2007 and 2006 from the Taiwan coinsurance agreement were $21 million, $17 million and $15 million, respectively. Reinsurance recoverables related to the Taiwan coinsurance agreement of $701 million and $650 million at December 31, 2008 and December 31, 2007, respectively.

Purchase of fixed maturities from an affiliate

During 2007, the Company purchased fixed maturities securities from an affiliated company, Commerce Street. The investments included collateralized mortgage backed securities. These securities were recorded at an amortized cost of $136 million and a fair value of $135 million. The net difference between historic amortized cost and the fair value, net of taxes was $1 million.

During 2007, the Company purchased fixed maturities securities from Prudential Insurance. The investments included public and private placement bonds. These securities were recorded at an amortized cost of $64 million and a fair value of $64 million. The net difference between historic amortized cost and the fair value, net of taxes was less than $1 million.

During 2006 the Company transferred fixed maturities securities, from the Company to an affiliate. The investments included public and private high yield bonds, private placement bonds, and mortgage loans. These securities were recorded at an amortized cost of $151 million and a fair value of $150 million. The net difference between historic amortized cost and the fair value, net of taxes was less than $1 million.

Debt Agreements

The Company has an agreement with Prudential Funding, LLC, a wholly owned subsidiary of Prudential Insurance which allows it to borrow funds for working capital and liquidity needs. The borrowings under this agreement are limited to $600 million. There was less than $1 million of debt outstanding to Prudential Funding, LLC as of December 31, 2008 as compared to $56 million at December 31, 2007. Interest expense related to this agreement was $0.6 million in 2008 and 2007. The related interest was charged at a variable rate ranging from .31% to 4.31% for 2008 and 4.26% to 5.86% for 2007.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

14. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The unaudited quarterly results of operations for the years ended December 31, 2008 and 2007 are summarized in the table below:

                                                       Three months ended (in thousands)
                                                   ------------------------------------------
                                                   March 31 June 30  September 30 December 31
                                                   -------- -------- ------------ -----------
2008
Total revenues.................................... $259,712 $285,789   $234,086    $606,999
Total benefits and expenses.......................  210,453  212,439    237,546     411,819
Income/(Loss) from operations before income taxes.   49,259   73,350     (3,460)    195,180
Net income........................................ $ 40,914 $ 64,659   $ 15,560    $128,192
                                                   ======== ========   ========    ========

2007
Total revenues.................................... $276,384 $272,384   $322,648    $288,608
Total benefits and expenses.......................  207,972  203,941    221,058     215,307
Income from operations before income taxes........   68,412   68,443    101,590      73,301
Net income........................................ $ 56,027 $ 50,163   $ 85,914    $ 55,230
                                                   ======== ========   ========    ========

Financial Statements

Pruco Life Insurance Company
Unaudited Interim Consolidated Statements of Financial Position
As of September 30, 2009 and December 31, 2008 (in thousands, except share amounts)
--------------------------------------------------------------------------------

                                                                        September 30,  December 31,
                                                                            2009          2008
                                                                        ------------- -------------
ASSETS
Fixed maturities available for sale,
    at fair value (amortized cost, 2009: $5,370,708; 2008: $4,865,526). $   5,548,994 $   4,544,162
Equity securities available for sale,
    at fair value (cost, 2009: $33,252; 2008: $28,015).................        32,440        16,872
Trading account assets, at fair value..................................        26,874         9,967
Policy loans...........................................................     1,000,539     1,001,518
Short-term investments.................................................       185,616        76,195
Commercial mortgage loans..............................................     1,055,214       881,638
Other long-term investments............................................        72,093        86,833
                                                                        ------------- -------------
    Total investments..................................................     7,921,770     6,617,185
Cash and cash equivalents..............................................       158,578       595,045
Deferred policy acquisition costs......................................     2,444,282     2,602,085
Accrued investment income..............................................        88,173        79,161
Reinsurance recoverables...............................................     2,474,890     3,043,662
Receivables from parent and affiliates.................................       304,140       190,576
Deferred sales inducements.............................................       268,206       269,310
Other assets...........................................................        79,410        24,005
Separate account assets................................................    23,160,438    17,574,530
                                                                        ------------- -------------
TOTAL ASSETS........................................................... $  36,899,887 $  30,995,559
                                                                        ============= =============

LIABILITIES AND EQUITY
Liabilities
Policyholders' account balances........................................ $   6,695,119 $   6,322,008
Future policy benefits and other policyholder liabilities..............     3,262,927     3,518,081
Cash collateral for loaned securities..................................       154,667       109,342
Securities sold under agreement to repurchase..........................         2,985        44,371
Income taxes payable...................................................       425,864       477,591
Short-term debt to affiliates..........................................            --           100
Payable to parent and affiliates.......................................        50,354        75,653
Other liabilities......................................................       337,630       146,142
Separate account liabilities...........................................    23,160,438    17,574,530
                                                                        ------------- -------------
Total liabilities...................................................... $  34,089,984 $  28,267,818
                                                                        ------------- -------------

Commitments and Contingent Liabilities (See Note 6)

Equity
Common stock, $10 par value
    1,000,000 shares, authorized;
    250,000 shares, issued and outstanding.............................         2,500         2,500
Additional paid-in capital.............................................       815,869       815,664
Retained earnings......................................................     1,926,149     2,046,712
Accumulated other comprehensive income (loss)..........................        65,385     (137,135)
                                                                        ------------- -------------
Total equity...........................................................     2,809,903     2,727,741
                                                                        ------------- -------------
TOTAL LIABILITIES AND EQUITY........................................... $  36,899,887 $  30,995,559
                                                                        ============= =============

       See Notes to Unaudited Interim Consolidated Financial Statements

Pruco Life Insurance Company

Unaudited Interim Consolidated Statements of Operations and Comprehensive
Income (Loss)
Three and Nine Months Ended September 30, 2009 and 2008 (in thousands)
--------------------------------------------------------------------------------

                                                                     Three Months ended         Nine Months ended
                                                                        September 30,             September 30,
                                                                  ------------------------- -------------------------
                                                                      2009         2008         2009         2008
                                                                  ------------ ------------ ------------ ------------
REVENUES

Premiums......................................................... $     19,171 $     15,319 $     50,236 $     51,765
Policy charges and fee income....................................      160,967      145,087      452,182      471,117
Net investment income............................................      102,962       93,706      303,423      273,530
Asset administration fees........................................        9,688        6,995       21,525       19,727
Other income.....................................................       12,601        7,475       33,757       21,952
Realized investment gains/(losses), net;.........................
   Other-than-temporary impairments on fixed maturity securities.      (7,611)      (8,704)     (90,231)     (43,715)
   Other-than-temporary impairments on fixed maturity............                        --                        --
       securities transferred to Other Comprehensive Income......      (1,825)           --       61,827           --
   Other realized investment (losses) gains, net.................     (37,057)     (25,792)    (423,016)     (14,789)
                                                                  ------------ ------------ ------------ ------------
       Total realized investment (losses) gains, net.............     (46,493)     (34,496) $  (451,420) $   (58,504)
                                                                  ------------ ------------ ------------ ------------
Total revenues                                                    $    258,896 $    234,086 $    409,703 $    779,587
                                                                  ------------ ------------ ------------ ------------
BENEFITS AND EXPENSES

Policyholders' benefits..........................................       28,191       91,244      111,703      164,538

Interest credited to policyholders' account balances.............       55,455       55,323      214,397      157,893
Amortization of deferred policy acquisition costs................      (8,261)       35,183      243,433      168,468
General, administrative and other expenses.......................       52,761       55,796      157,976      169,539
                                                                  ------------ ------------ ------------ ------------

Total benefits and expenses                                            128,146      237,546      727,509      660,438
                                                                  ------------ ------------ ------------ ------------

Income (Loss) from operations before income taxes................      130,750      (3,460)    (317,806)      119,149

Income tax expense (benefit).....................................     (26,554)     (19,020)    (177,707)      (1,984)
                                                                  ------------ ------------ ------------ ------------
NET INCOME (LOSS)                                                      157,304       15,560    (140,099)      121,133

Change in net unrealized investment gains/(losses) and changes
  in foreign currency translation, net of taxes (1)..............      107,654     (56,702)      202,520     (92,250)
                                                                  ------------ ------------ ------------ ------------

COMPREHENSIVE INCOME (LOSS)                                       $    264,958 $   (41,142) $     62,421 $     28,883
                                                                  ============ ============ ============ ============

   (1) Amounts are net of tax expense of $59 million and $31 million for the three months ended September 30, 2009 and 2008, respectively Amounts are net of tax expenses of $111 million and $49 million for the nine months ended September 30, 2009 and 2008, respectively.

       See Notes to Unaudited Interim Consolidated Financial Statements

Pruco Life Insurance Company

Unaudited Interim Consolidated Statement of Equity
Nine Months Ended September 30, 2009 and 2008 (in thousands)
--------------------------------------------------------------------------------

                                                         Accumulated Other Comprehensive Income (Loss)
                          -----------------------------------------------------------------------------------
                                                                                        Total
                                                           Foreign        Net        Accumulated
                                   Additional             Currency    Unrealized        Other
                           Common   Paid-in-   Retained  Translation  Investment    Comprehensive    Total
                           Stock    Capital    Earnings  Adjustments  Gain (Loss)   Income (Loss)    Equity
                          -------- ---------- ---------- ----------- ------------- --------------- ----------
Balance, December 31,
 2008.................... $  2,500 $  815,664 $2,046,712 $       152 $   (137,287) $     (137,135) $2,727,741

Net Loss.................       --         --  (140,099)          --            --              --  (140,099)

Change in foreign
 currency translation
 adjustments, net of
 taxes...................
                                --         --         --         338            --             338        338
Contributed Capital......       --        205         --          --            --              --        205

Impact of adoption of
 new guidance for
 other-than-temporary
 impairments of debt
 securities, net of taxes       --         --     19,536          --      (19,536)        (19,536)         --
Change in net unrealized
 investment gains /
 (losses), net of taxes..       --         --         --          --       221,718         221,718    221,718
                          -------- ---------- ---------- ----------- ------------- --------------- ----------

Balance, September 30,
 2009.................... $  2,500 $  815,869 $1,926,149 $       490 $      64,895 $        65,385 $2,809,903
                          ======== ========== ========== =========== ============= =============== ==========

                                                         Accumulated Other Comprehensive Income (Loss)
                          -----------------------------------------------------------------------------------
                                                                                        Total
                                                           Foreign        Net        Accumulated
                                   Additional             Currency    Unrealized        Other
                           Common   Paid-in-   Retained  Translation  Investment    Comprehensive    Total
                           Stock    Capital    Earnings  Adjustments  Gain (Loss)   Income (Loss)    Equity
                          -------- ---------- ---------- ----------- ------------- --------------- ----------
Balance, December 31,
 2007.................... $  2,500 $  455,664 $1,797,387 $       629 $      17,236 $        17,865 $2,273,416

Net Income...............       --         --    121,133          --            --              --    121,133

Change in foreign
 currency translation
 adjustments, net of
 taxes...................
                                --         --         --       (403)            --           (403)      (403)

Change in net unrealized
 investment (losses),
 net of taxes............       --         --         --          --      (91,847)        (91,847)   (91,847)
                          -------- ---------- ---------- ----------- ------------- --------------- ----------

Balance, September 30,
 2008.................... $  2,500 $  455,664 $1,918,520 $       226 ($    74,611) ($      74,385) $2,302,299
                          ======== ========== ========== =========== ============= =============== ==========

       See Notes to Unaudited Interim Consolidated Financial Statements

Pruco Life Insurance Company

Unaudited Interim Consolidated Statements of Cash Flows
Nine Months Ended September 30, 2009 and 2008 (in thousands)
--------------------------------------------------------------------------------

                                                                                            Nine Months Ended September 30
                                                                                           ---------------------------------
                                                                                                 2009             2008
                                                                                           ---------------- ----------------
CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES:
Net Income (Loss)......................................................................... $      (140,099) $        121,133
Adjustments to reconcile net income to net cash (used in) from operating activities:......
   Policy charges and fee income..........................................................        (184,212)        (126,821)
   Interest credited to policyholders' account balances...................................          214,398          157,893
   Realized investment losses, net........................................................          451,420           58,504
   Amortization and other non-cash items..................................................         (10,440)          (3,504)
   Change in:.............................................................................
       Future policy benefits and other insurance liabilities.............................        (239,865)          521,016
       Reinsurance recoverable............................................................          204,622        (431,923)
       Accrued investment income..........................................................          (9,012)          (6,558)
       Receivables from parent and affiliates.............................................           52,407         (11,516)
       Payable to parent and affiliates...................................................         (25,299)            6,576
       Deferred policy acquisition costs..................................................        (205,180)        (188,161)
       Income taxes payable...............................................................        (172,962)            8,681
       Deferred sales inducements.........................................................         (67,661)         (59,658)
       Other, net.........................................................................           27,116         (34,993)
                                                                                           ---------------- ----------------
Cash Flows (Used In) From Operating Activities                                                    (104,767)           10,669
                                                                                           ---------------- ----------------

CASH FLOWS (USED IN) INVESTING ACTIVITIES:
   Proceeds from the sale/maturity/prepayment of:.........................................
       Fixed maturities, available for sale...............................................        1,295,424          956,376
       Policy loans.......................................................................          122,902           80,484
       Commercial mortgage loans..........................................................           38,897           16,062
       Equity securities, available for sale..............................................           11,814               12
   Payments for the purchase of:..........................................................
       Fixed maturities, available for sale...............................................      (1,770,556)      (1,163,895)
       Policy loans.......................................................................         (89,450)         (80,466)
       Commercial mortgage loans..........................................................        (225,429)         (98,775)
       Equity securities, available for sale..............................................         (17,500)               --
       Trading assets, available for sale.................................................         (13,302)          (4,890)
   Notes receivable from parent and affiliates, net.......................................        (158,444)          (1,699)
   Other long-term investments, net.......................................................            6,357         (36,282)
   Short-term investments, net............................................................        (109,439)          (2,486)
                                                                                           ---------------- ----------------
Cash Flows (Used In) Investing Activities                                                         (908,726)        (335,559)
                                                                                           ---------------- ----------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Policyholders' account deposits........................................................        1,216,345        1,516,732
   Policyholders' account withdrawals.....................................................        (632,897)        (668,147)
   Net change in securities sold under agreement to repurchase and cash collateral for
     loaned securities....................................................................            3,939        (239,767)
   Contribution from parent...............................................................              205               --
   Net change in financing arrangements (maturities 90 days or less)......................         (10,566)          104,740
                                                                                           ---------------- ----------------
Cash Flows From Financing Activities                                                                577,026          713,558
                                                                                           ---------------- ----------------

   Net (decrease) increase in cash and cash equivalents...................................        (436,467)          388,668
   Cash and cash equivalents, beginning of year...........................................          595,045           92,964
                                                                                           ---------------- ----------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                                   $        158,578 $        481,632
                                                                                           ================ ================

SUPPLEMENTAL CASH FLOW INFORMATION
   Income taxes (received)................................................................ $        (4,745) $       (10,665)
                                                                                           ---------------- ----------------
   Interest paid.......................................................................... $              7 $            572
                                                                                           ---------------- ----------------

       See Notes to Unaudited Interim Consolidated Financial Statements

PRUCO LIFE INSURANCE COMPANY

Notes to Unaudited Interim Consolidated Financial Statements
--------------------------------------------------------------------------------

1. BUSINESS AND BASIS OF PRESENTATION

Pruco Life Insurance Company, or the "Company," is a wholly owned subsidiary of The Prudential Insurance Company of America, or "Prudential Insurance," which in turn is an indirect wholly owned subsidiary of Prudential Financial, Inc., or "Prudential Financial."

The Company has three subsidiaries, which include one wholly owned life insurance subsidiary, Pruco Life Insurance Company of New Jersey or, "PLNJ," and two subsidiaries formed in 2003 for the purpose of acquiring and investing in municipal fixed maturities from an affiliated company see Note 8 to the Consolidated Financial Statements. All financial information is shown on a consolidated basis.

Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, or "U.S. GAAP," on a basis consistent with reporting interim financial information in accordance with instructions to Form 10-Q and Article 10 of Regulation S-X of the Securities and Exchange Commission ("SEC'). The Company has evaluated subsequent events through November 13, 2009, the date these financial statements were issued as part of this Quarterly Report on Form 10-Q. These interim financial statements are unaudited but reflect all adjustments that, in the opinion of management, are necessary to provide a fair statement of the consolidated results of operations and financial condition of the Company for the interim periods presented. All such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of results for a full year.

The Company has extensive transactions and relationships with Prudential Insurance and other affiliates. Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. These unaudited financial statements should be read in conjunction with the consolidated financial statements and notes thereto contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2008.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant estimates include those used in determining deferred policy acquisition costs and related amortization; valuation of investments including derivatives and the recognition of other-than-temporary impairments; future policy benefits including guarantees; provision for income taxes and valuation of deferred tax assets; and reserves for contingent liabilities, including reserves for losses in connection with unresolved legal matters.

Reclassifications

Certain amounts in prior periods have been reclassified to conform to the current period presentation. The Unaudited Interim Consolidated Statement of Cash Flows for 2008 has been revised to reflect cash activities related to certain policyholders' account deposits and withdrawals as gross and net according to the Company's policy.

2. ACCOUNTING POLICIES AND PRONOUNCEMENTS

Investments in Debt and Equity Securities

Fixed maturities are comprised of bonds, notes and redeemable preferred stock. Fixed maturities classified as "available for sale" are carried at fair value. See Note 4 for additional information regarding the determination of fair value. The amortized cost of fixed maturities is adjusted for amortization of premiums and accretion of discounts to maturity. Interest income, as well as the related amortization of premium and accretion of discount is included in "Net investment income" under the effective yield method. For mortgage-backed and asset-backed securities, the effective yield is based on estimated cash flows, including prepayment assumptions based on data from widely accepted third-party data sources or internal estimates. In addition to prepayment assumptions, cash flow estimates vary based on assumptions regarding the underlying collateral including default rates and changes in value. These assumptions can significantly impact income recognition and the amount of other-than-temporary impairments recognized in other comprehensive income. For high credit quality mortgage-backed and asset-backed securities (those rated AA or above), cash flows are provided quarterly, and the amortized cost and effective yield of the security are adjusted as necessary to reflect historical prepayment experience and changes in estimated future prepayments. The adjustments to amortized cost are recorded as a charge or credit to net investment income in accordance with the retrospective method. For asset-backed and mortgage-backed securities rated below AA, the effective yield is adjusted prospectively for any changes in estimated cash flows. See the discussion below on realized investment gains and losses for a description of the accounting for impairments as well as the impact of the Company's adoption of new authoritative guidance for the recognition and presentation of other-than-temporary impairments." Unrealized gains and losses on fixed maturities classified as "available for sale," net of tax, and the effect on deferred policy acquisition costs and future policy benefits that would result from the realization of unrealized gains and losses, are included in "Accumulated other comprehensive income (loss)."

Trading account assets, carried at fair value, are mainly asset-backed securities. Realized and unrealized gains and losses on other trading account assets are reported in "Other incomes." Interest income from these investments is reported in "Net investment income."

PRUCO LIFE INSURANCE COMPANY

Notes to Unaudited Interim Consolidated Financial Statements
--------------------------------------------------------------------------------

2. ACCOUNTING POLICIES AND ACCOUNTING PRONOUNCEMENTS (continued)

Equity securities, available for sale are comprised of common stock, and non-redeemable preferred stock, and are carried at fair value. The associated unrealized gains and losses, net of tax, and the effect on deferred policy acquisition costs and future policy benefits that would result from the realization of unrealized gains and losses, are included in "Accumulated other comprehensive income (loss)". The cost of equity securities is written down to fair value when a decline in value is considered to be other than temporary. See the discussion below on realized investment gains and losses for a description of the accounting for impairments. Dividends from these investments are recognized in "Net investment income" when declared.

Short-term investments primarily consist of investments in certain money market funds as well as highly liquid debt instruments with a maturity of greater than three months and less than twelve months when purchased. These investments are generally carried at fair value.

Realized investment gains (losses) are computed using the specific identification method. Realized investment gains and losses are generated from numerous sources, including the sale of fixed maturity securities, equity securities, investments in joint ventures and limited partnerships and other types of investments, as well as adjustments to the cost basis of investments for net other-than temporary impairments recognized in earnings.

The Company's available-for-sale securities with unrealized losses are reviewed quarterly to identify other-than-temporary impairments in value. In evaluating whether a decline in value is other-than-temporary, the Company considers several factors including, but not limited to the following: (1) the extent and the duration of the decline; (2) the reasons for the decline in value (credit event, currency or interest-rate related, including general credit spread widening); and (3) the financial condition of and near-term prospects of the issuer. With regard to available-for-sale equity securities, the Company also considers the ability and intent to hold the investment for a period of time to allow for a recovery of value. When it is determined that a decline in value of an equity security is other-than-temporary, the carrying value of the equity security is reduced to its fair value, with a corresponding charge to earnings.

In addition, in April 2009, the Financial Accounting Standards Board ("FASB") revised the authoritative guidance for the recognition and presentation of other-than-temporary impairments for debt securities. The Company early adopted this guidance on January 1, 2009. This guidance indicates that an other-than-temporary impairment must be recognized in earnings for a debt security in an unrealized loss position when an entity either (a) has the intent to sell the debt security or (b) more likely than not will be required to sell the debt security before its anticipated recovery. Prior to the adoption of this guidance the Company was required to record an other-than-temporary impairment for a debt security unless it could assert that it had both the intent and ability to hold the security for a period of time sufficient to allow for a recovery in its' fair value to its amortized cost basis. For all debt securities in unrealized loss positions that do not meet either of these two criteria, the guidance requires that the Company analyze its ability to recover the amortized cost by comparing the net present value of projected future cash flows with the amortized cost of the security. The net present value is calculated by discounting the Company's best estimate of projected future cash flows at the effective interest rate implicit in the debt security prior to impairment. The Company may use the estimated fair value of collateral as a proxy for the net present value if it believes that the security is dependent on the liquidation of collateral for recovery of its investment. If the net present value is less than the amortized cost of the investment, an other-than-temporary impairment is recorded.

Under the authoritative guidance for the recognition and presentation of other-than-temporary impairments, when an other-than-temporary impairment of a debt security has occurred, the amount of the other-than-temporary impairment recognized in earnings depends on whether the Company intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis. If the debt security meets either of these two criteria, the other-than-temporary impairment recognized in earnings is equal to the entire difference between the security's amortized cost basis and its fair value at the impairment measurement date. For other-than-temporary impairments of debt securities that do not meet these two criteria, the net amount recognized in earnings is equal to the difference between the amortized cost of the debt security and its net present value calculated as described above. Any difference between the fair value and the net present value of the debt security at the impairment measurement date is recorded in "Other comprehensive income (loss)." Unrealized gains or losses on securities for which an other-than-temporary impairment has been recognized in earnings is tracked as a separate component of "Accumulated other comprehensive income
(loss)." Prior to the adoption of this guidance in 2009, an other-than-temporary impairment recognized in earnings for debt securities was equal to the total difference between amortized cost and fair value at the time of impairment.

For debt securities, the split between the amount of an other-than-temporary impairment recognized in other comprehensive income and the net amount recognized in earnings is driven principally by assumptions regarding the amount and timing of projected cash flows. For mortgage-backed and asset-backed securities, cash flow estimates including prepayment assumptions, are based on data from widely accepted third-party data sources or internal estimates. In addition to prepayment assumptions, cash flow estimates vary based on assumptions regarding the underlying collateral including default rates, recoveries and changes in value. For all other debt securities, cash flow estimates are driven by assumptions regarding probability of default and estimates regarding timing and amount of recoveries associated with a default.

The Company has developed these estimates using information based on its historical experience as well as using market observable data, such as industry analyst reports and forecasts, sector credit ratings and other data relevant to the collectability of a security.

The new cost basis of an impaired security is not adjusted for subsequent increases in estimated fair value. In periods subsequent to the recognition of an other-than-temporary impairment, the impaired security is accounted for as if it had been purchased on the measurement date of the impairment. For debt securities, the discount (or reduced premium) based on the new cost basis may be accreted into net investment income in future periods based on prospective changes in cash flow estimates, to reflect adjustments to the effective yield.

PRUCO LIFE INSURANCE COMPANY

Notes to Unaudited Interim Consolidated Financial Statements
--------------------------------------------------------------------------------

2. ACCOUNTING POLICIES AND ACCOUNTING PRONOUNCEMENTS (continued)

Derivative Financial Instruments

Derivatives are financial instruments whose values are derived from interest rates, financial indices, or the value of securities or commodities. Derivative financial instruments generally used by the Company include swaps and futures, and may be exchange-traded or contracted in the over-the-counter market. Derivative positions are carried at fair value, generally by obtaining quoted market prices or through the use of valuation models. Values can be affected by changes in interest rates, foreign exchange rates, credit spreads, market volatility and liquidity. Values can also be affected by changes in estimates and assumptions including those related to counterparty behavior used in valuation models.

Derivatives are used to manage the characteristics of the Company's asset/liability mix and to manage the interest rate and currency characteristics of assets or liabilities. Additionally, derivatives may be used to seek to reduce exposure to interest rate and foreign currency risks associated with assets held or expected to be purchased or sold, and liabilities incurred or expected to be incurred.

Derivatives are recorded as assets, within "Other long-term investments," in the Statement of Financial Position, except for embedded derivatives, which are recorded in the Statement of Financial Position with the associated host contract. The Company nets the fair value of all derivative financial instruments with counterparties for which a master netting arrangement has been executed. As discussed in detail below and in Note 5, all realized and unrealized changes in fair value of derivatives, with the exception of the effective portion of cash flow hedges, are recorded in current earnings. Cash flows from these derivatives are reported in the operating and investing activities section in the Statements of Cash Flows.

The Company designates derivatives as either (1) a hedge of the fair value of a recognized asset or liability or unrecognized firm commitment ("fair value" hedge), (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge), (3) a foreign currency fair value or cash flow hedge ("foreign currency" hedge), (4) a hedge of a net investment in a foreign operation, or
(5) a derivative entered into as an economic hedge that does not qualify for hedge accounting. If a derivative does not qualify for hedge accounting, all changes in its fair value, including net receipts and payments, are included in "Realized investment (losses), net" without considering changes in the fair value of the economically associated assets or liabilities.

To qualify for hedge accounting treatment, a derivative must be highly effective in mitigating the designated risk of the hedged item. Effectiveness of the hedge is formally assessed at inception and throughout the life of the hedging relationship. Even if a derivative qualifies for hedge accounting treatment, there may be an element of ineffectiveness of the hedge. Under such circumstances, the ineffective portion is recorded in "Realized investment gains (losses), net."

The Company formally documents at inception all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as fair value, cash flow, or foreign currency, hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

When a derivative is designated as a fair value hedge and is determined to be highly effective, changes in its fair value, along with changes in the fair value of the hedged asset or liability (including losses or gains on firm commitments), are reported on a net basis in the income statement, generally in "Realized investment gains (losses), net." When swaps are used in hedge accounting relationships, periodic settlements are recorded in the same income statement line as the related settlements of the hedged items.

When a derivative is designated as a cash flow hedge and is determined to be highly effective, changes in its fair value are recorded in "Accumulated other comprehensive income (loss)" until earnings are affected by the variability of cash flows being hedged (e.g., when periodic settlements on a variable-rate asset or liability are recorded in earnings). At that time, the related portion of deferred gains or losses on the derivative instrument is reclassified and reported in the income statement line item associated with the hedged item.

If it is determined that a derivative no longer qualifies as an effective fair value or cash flow hedge, or management removes the hedge designation, the derivative will continue to be carried on the balance sheet at its fair value, with changes in fair value recognized currently in "Realized investment gains (losses), net." The asset or liability under a fair value hedge will no longer be adjusted for changes in fair value and the existing basis adjustment is amortized to the income statement line associated with the asset or liability. The component of "Accumulated other comprehensive income (loss)" related to discontinued cash flow hedges is amortized to the income statement line associated with the hedged cash flows consistent with the earnings impact of the original hedged cash flows.

If a derivative does not qualify for hedge accounting, all changes in its fair value, including net receipts and payments, are included in "Realized investment gains (losses), net" without considering changes in the fair value of the economically associated assets or liabilities.

The Company is a party to financial instruments that contain derivative instruments that are "embedded" in the financial instruments. At inception, the Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the remaining component of the financial instrument (i.e., the host contract) and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When it is determined that (1) the embedded

PRUCO LIFE INSURANCE COMPANY

Notes to Unaudited Interim Consolidated Financial Statements
--------------------------------------------------------------------------------

2. ACCOUNTING POLICIES AND ACCOUNTING PRONOUNCEMENTS (continued)

derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and (2) a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract, carried at fair value, and changes in its fair value are included in "Realized investment gains (losses), net." For certain financial instruments that contain an embedded derivative that otherwise would need to be bifurcated and reported at fair value, the Company may elect to classify the entire instrument as a trading account asset and report it within "Trading account assets," at fair value.

The Company has entered into reinsurance agreements to transfer the risk related to the embedded derivatives to affiliates. These reinsurance agreements are derivatives and have been accounted in the same manner as the embedded derivative.

Income Taxes

The Company's liability for income taxes includes the liability for unrecognized tax benefits and interest and penalties which relate to tax years still subject to review by the Internal Revenue Service ("IRS") or other taxing jurisdictions. Audit periods remain open for review until the statute of limitations has passed. Generally, for tax years which produce net operating losses, capital losses or tax credit carryforwards ("tax attributes"), the statute of limitations does not close, to the extent of these tax attributes, until the expiration of the statute of limitations for the tax year in which they are fully utilized. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the liability for income taxes. The statute of limitations for the 2002 tax year expired on April 30, 2009. The statute of limitations for the 2003 tax year expired on July 31, 2009. The statute of limitations for the 2004 and 2005 tax years is set to expire in June 2010. Tax years 2006 through 2008 are still open for IRS examination. The Company does not anticipate any significant changes within the next 12 months to its total unrecognized tax benefits related to tax years for which the statute of limitations has not expired.

As discussed above, the completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the liability for income taxes. As such, the third quarter of 2009 benefited from a reduction to the liability for unrecognized tax benefits and interest of $21 million primarily related to tax years prior to 2002 as a result of the expiration of the statute of limitations for the 2003 tax year. The second quarter of 2009 benefited from a reduction to the liability for unrecognized tax benefits and interest of $14 million primarily related to tax years prior to 2002 as a result of the expiration of the statute of limitations for the 2002 tax year.

The dividends received deduction ("DRD") reduces the amount of dividend income subject to U.S. tax and is a significant component of the difference between the Company's effective tax rate and the federal statutory tax rate of 35%. The DRD for the current period was estimated using information from 2008 and current year results, and was adjusted to take into account the current year's equity market performance. The actual current year DRD can vary from the estimate based on factors such as, but not limited to, changes in the amount of dividends received that are eligible for the DRD, changes in the amount of distributions received from mutual fund investments, changes in the account balances of variable life and annuity contracts, and the Company's taxable income before the DRD.

In August 2007, the IRS released Revenue Ruling 2007-54, which included, among other items, guidance on the methodology to be followed in calculating the DRD related to variable life insurance and annuity contracts. In September 2007, the IRS released Revenue Ruling 2007-61. Revenue Ruling 2007-61 suspends Revenue Ruling 2007-54 and informs taxpayers that the U.S. Treasury Department and the IRS have indicated that they intend to address through new regulations the issues considered in Revenue Ruling 2007-54, including the methodology to be followed in determining the DRD related to variable life insurance and annuity contracts. On May 11, 2009, the Obama Administration released the "General Explanations of the Administration's Revenue Proposals." Although the Administration has not released proposed statutory language, one proposal would change the method used to determine the amount of the DRD. A change in the DRD, including the possible retroactive or prospective elimination of this deduction through regulation or legislation, could increase actual tax expense and reduce the Company's consolidated net income. These activities had no impact on the Company's 2008 or 2009 results.

In December 2006, the IRS completed all fieldwork with respect to its examination of the consolidated federal income tax returns for tax years 2002 and 2003. The final report was initially submitted to the Joint Committee on Taxation for their review in April 2007. The final report was resubmitted in March 2008 and again in April 2008. The Joint Committee returned the report to the IRS for additional review of an industry issue regarding the methodology for calculating the DRD related to variable life insurance and annuity contracts. The IRS completed its review of the issue and proposed an adjustment with respect to the calculation of the DRD. In order to expedite receipt of an income tax refund related to the 2002 and 2003 tax years, the Company has agreed to such adjustment. The report, with the adjustment to the DRD, was submitted to the Joint Committee on Taxation in October 2008. The Company was advised on January 2, 2009 that the Joint Committee completed its consideration of the report and has taken no exception to the conclusions reached by the IRS. Accordingly, the final report was processed and a refund was received in February 2009. The Company believes that its return position with respect to the calculation of the DRD is technically correct. Therefore, the Company filed a protective refund claim on October 1, 2009 to recover the taxes associated with the agreed upon adjustment and intends to pursue such other actions as appropriate. These activities had no impact on the Company's 2008 or 2009 results.

In January 2007, the IRS began an examination of tax years 2004 through 2006. For tax years 2007, 2008 and 2009, the Company participated in the IRS's Compliance Assurance Program ("CAP"). Under CAP, the IRS assigns an examination team to review completed transactions contemporaneously during these tax years in order to reach agreement with the Company on how they should be reported in the tax returns. If

PRUCO LIFE INSURANCE COMPANY

Notes to Unaudited Interim Consolidated Financial Statements
--------------------------------------------------------------------------------

disagreements arise, accelerated resolutions programs are available to resolve the disagreements in a timely manner before the tax returns are filed. It is management's expectation this program will shorten the time period between the filing of the Company's federal income tax returns and the IRS's completion of its examination of the returns.

2. ACCOUNTING POLICIES AND ACCOUNTING PRONOUNCEMENTS (continued)

Accounting Pronouncements Adopted

In June 2009, the FASB issued authoritative guidance for, and on July 1, 2009 launched, the FASB's Accounting Standards Codification /TM/ as the source of authoritative U.S. GAAP to be applied by nongovernmental entities. The Codification is not intended to change U.S. GAAP but is a new structure which takes accounting pronouncements and organizes them by accounting topic. This guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company's adoption of this guidance effective for the interim reporting period ending September 30, 2009 impacts the way the Company references U.S. GAAP accounting standards in the financial statements.

In May 2009, the FASB issued authoritative guidance for subsequent events, which addresses the accounting for and disclosure of subsequent events not addressed in other applicable general accepted accounting principles, including disclosure of the date through which subsequent events have been evaluated. This guidance is effective for interim or annual periods ending after June 15, 2009. The Company's adoption of this guidance effective with the interim period ending June 30, 2009 did not have a material effect on the Company's consolidated financial position or results of operations. The required disclosure of the date through which subsequent events have been evaluated is provided in Note 1.

In April 2009, the FASB revised the authoritative guidance for disclosures about fair value of financial instruments. This new guidance requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This guidance also amends the disclosure requirements. This guidance is effective for interim reporting periods ending after June 15, 2009. The Company adopted this guidance effective with the interim period ending June 30, 2009. The required disclosures are provided in Note 4.

In April 2009, the FASB revised the authoritative guidance for the recognition and presentation of other-than-temporary impairments. This new guidance amends the other-than-temporary impairment guidance for debt securities and expands the presentation and disclosure requirements of other-than-temporary impairments on debt and equity securities in the financial statements. This guidance also requires that the required annual disclosures for debt and equity securities be made for interim reporting periods. This guidance does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. This guidance is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company early adopted this guidance effective January 1, 2009, which resulted in a net after-tax increase to retained earnings and decrease to accumulated other comprehensive income (loss) of $19.6 million. The disclosures required by this new guidance are provided in Note 3.

In April 2009, the FASB revised the authoritative guidance for fair value measurements and disclosures to provide guidance on (1) estimating the fair value of an asset or liability if there was a significant decrease in the volume and level of trading activity for these assets or liabilities, and
(2) identifying transactions that are not orderly. Further, this new guidance requires additional disclosures about fair value measurements in interim and annual periods. This guidance is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009. The Company's early adoption of this guidance effective January 1, 2009 did not have a material effect on the Company's consolidated financial position or results of operations. The disclosures required by this revised guidance are provided in
Note 4.

In March 2008, the FASB issued authoritative guidance for derivative instruments and hedging activities which amends and expands the disclosure requirements for derivative instruments and hedging activities by requiring companies to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. The Company's adoption of this guidance effective January 1, 2009 did not have a material effect on the Company's consolidated financial position or results of operations. The required disclosures are provided in Note 5.

In February 2008, the FASB revised the authoritative guidance for the accounting for transfers of financial assets and repurchase financing transactions. The new guidance provides recognition and derecognition guidance for a repurchase financing transaction, which is a repurchase agreement that relates to a previously transferred financial asset between the same counterparties, that is entered into contemporaneously with or in contemplation of, the initial transfer. The guidance is effective for fiscal years beginning after November 15, 2008. The Company's adoption of this guidance on a prospective basis effective January 1, 2009 did not have a material effect on the Company's consolidated financial position or results of operations.

In February 2008, the FASB issued guidance which delays the effective date of the authoritative guidance related to fair value measurements and disclosures for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008, and interim periods within those fiscal

PRUCO LIFE INSURANCE COMPANY

Notes to Unaudited Interim Consolidated Financial Statements
--------------------------------------------------------------------------------

2. ACCOUNTING POLICIES AND ACCOUNTING PRONOUNCEMENTS (continued)

years. The Company's adoption of this guidance effective January 1, 2009 did not have a material effect on the Company's consolidated financial position or results of operations.

Recent Accounting Pronouncements

In September 2009, the FASB issued updated guidance for the fair value measurement of investments in certain entities that calculate net asset value per share including certain alternative investments such as hedge funds, private equity funds, and venture capital funds. This guidance allows companies to determine the fair value of such investments using net asset value ("NAV") as a practical expedient if the fair value of the investment is not readily determinable and the investee entity issues financial statements in accordance with measurement principles for investment companies. Use of this practical expedient is prohibited if it is probable the investment will be sold at something other than NAV. This guidance also requires new disclosures for each major category of alternative investments. It is effective for the first annual or interim reporting period ending after December 15, 2009, with early application permitted. The Company will adopt this guidance effective
December 31, 2009. The Company is currently assessing the impact of this guidance on the Company's consolidated financial position, results of operations and financial statement disclosures.

In August 2009, the FASB issued updated guidance for the fair value measurement of liabilities. This guidance includes techniques for measuring fair value when a quoted price in an active market for the identical liability is not available and clarifies that restrictions preventing the transfer of a liability should not be considered as a separate input or adjustment in the measurement of its fair value. This guidance is effective for the first reporting period (including interim periods) beginning after issuance. The Company will adopt this guidance effective with the annual reporting period ended December 31, 2009. The Company is currently assessing the impact of this guidance on the Company's consolidated financial position, results of operations, and financial statement disclosures.

In June 2009, the FASB issued authoritative guidance which changes the analysis required to determine whether or not an entity is a variable interest entity ("VIE"). In addition, the guidance changes the determination of the primary beneficiary of a VIE from a quantitative to a qualitative model. Under the new qualitative model, the primary beneficiary must have both the ability to direct the activities of the VIE and the obligation to absorb either losses or gains that could be significant to the VIE. This guidance also changes when reassessment is needed, as well as requiring enhanced disclosures, including the effects of a company's involvement with a VIE on its financial statements. This guidance is effective for interim and annual reporting periods beginning after November 15, 2009. The Company will adopt this guidance effective
January 1, 2010. The Company is currently assessing the impact of this guidance on the Company's consolidated financial position, results of operations and financial statement disclosures.

In June 2009, the FASB issued authoritative guidance which changes the accounting for transfers of financial assets, and is effective for transfers of financial assets occurring in interim and annual reporting periods beginning after November 15, 2009. It removes the concept of a qualifying special-purpose entity ("QSPE") from the guidance for transfers of financial assets and removes the exception from applying the guidance for consolidation of variable interest entities to qualifying special-purpose entities. It changes the criteria for achieving sale accounting when transferring a financial asset and changes the initial recognition of retained beneficial interests. The guidance also defines "participating interest" to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. Disclosure provisions will be applied to transfers that occurred both before and after January 1, 2010. The Company will adopt this guidance effective January 1, 2010. The Company is currently assessing the impact of this guidance on the Company's consolidated financial position, results of operations and financial statement disclosures.

PRUCO LIFE INSURANCE COMPANY

Notes to Unaudited Interim Consolidated Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS

Fixed Maturities and Equity Securities

The following tables provide information relating to fixed maturities and equity securities (excluding investments classified as trading) as of the dates indicated:

                                                           September 30, 2009
                                         -------------------------------------------------------
                                                           Gross         Gross
                                           Amortized     Unrealized    Unrealized
                                             Cost          Gains         Losses      Fair Value
                                         ------------- ------------- ------------- -------------
                                                             (in thousands)
in Fixed maturities, available for sale
U.S. Treasury securities and
 obligations of U.S. government
 authorities and agencies............... $     207,484 $       4,079 $         161 $     211,402
Obligations of U.S. states and their
 political subdivisions.................        10,369           415             1        10,783
Foreign government bonds................        34,679         5,330            10        39,999
Corporate securities....................     3,404,738       182,878        29,102     3,558,514
Asset-backed securities(1)..............       514,763        24,221        49,493       489,491
Commercial mortgage-backed securities...       488,313        11,112         7,654       491,771
Residential mortgage-backed
 securities (2).........................       710,362        38,250         1,578       747,034
                                         ------------- ------------- ------------- -------------
Total fixed maturities, available for
 sale................................... $   5,370,708 $     266,285 $      87,999 $   5,548,994
                                         ============= ============= ============= =============
Equity securities, available for sale    $      33,252 $       1,423 $       2,235 $      32,440
                                         ============= ============= ============= =============

(1) Includes credit tranched securities collateralized by sub-prime mortgages, auto loans, credit cards, education loans, and other asset types.
(2) Includes publicly traded agency pass-through securities and collateralized mortgage obligations.

                                                                                          December 31, 2008
                                                                       -------------------------------------------------------
                                                                                         Gross         Gross
                                                                         Amortized     Unrealized    Unrealized
                                                                           Cost          Gains         Losses      Fair Value
                                                                       ------------- ------------- ------------- -------------
                                                                                            (in thousands)
Fixed maturities, available for sale
U.S. Treasury securities and obligations of U.S. government
 authorities and agencies............................................. $     147,879 $       7,848 $         101 $     155,626
Obligations of U.S. states and their political subdivisions...........       114,375         3,449           352       117,472
Foreign government bonds..............................................        30,633         3,156           204        33,585
Corporate securities..................................................     2,658,859        25,771       230,154     2,454,476
Asset-backed securities...............................................       696,441        14,357        83,242       627,556
Commercial mortgage-backed securities.................................       525,257           193        88,187       437,263
Residential mortgage-backed securities................................       692,082        29,970         3,868       718,184
                                                                       ------------- ------------- ------------- -------------
Total fixed maturities, available for sale............................ $   4,865,526 $      84,744 $     406,108 $   4,544,162
                                                                       ============= ============= ============= =============
Equity securities, available for sale                                  $      28,015 $          11 $      11,154 $      16,872
                                                                       ============= ============= ============= =============

PRUCO LIFE INSURANCE COMPANY

Notes to Unaudited Interim Consolidated Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)

The amortized cost and fair value of fixed maturities by contractual maturities at September 30, 2009, is as follows:

                                                  Available for Sale
                                                -----------------------

                                                 Amortized     Fair
                                                   Cost        Value
                                                ----------- -----------
                                                    (in thousands)
        Due in one year or less................ $   382,830 $   388,946
        Due after one year through five years..   1,672,348   1,749,439
        Due after five years through ten years.   1,172,464   1,229,410
        Due after ten years....................     429,628     452,903
        Asset-backed securities................     514,763     489,491

        Commercial mortgage-backed securities..     488,313     491,771
        Residential mortgage-backed securities.     710,362     747,034
                                                ----------- -----------
              Total............................ $ 5,370,708 $ 5,548,994
                                                =========== ===========

Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations. Asset-backed, commercial mortgage-backed, and residential mortgage-backed securities are shown separately in the table above, as they are not due at a single maturity date.

Trading Account Assets

The following table provides information relating to trading account assets as of:

                                             September 30, 2009       December 31, 2008
                                           ----------------------- -----------------------
                                            Amortized     Fair      Amortized     Fair
                                              Cost        Value       Cost        Value
                                           ----------- ----------- ----------- -----------
                                               (in thousands)          (in thousands)
Fixed maturities:.........................
   Corporate securities................... $     1,200 $     1,148 $     1,200 $     1,088
   Commercial mortgage-backed securities..       4,918       5,058       4,901       3,822
   Asset-backed securities................      18,800      20,668       5,179       5,057
                                           ----------- ----------- ----------- -----------

Total fixed maturities....................      24,918      26,874      11,280       9,967
                                           ----------- ----------- ----------- -----------

Total trading account assets.............. $    24,918 $    26,874 $    11,280 $     9,967
                                           =========== =========== =========== ===========

PRUCO LIFE INSURANCE COMPANY

Notes to Unaudited Interim Consolidated Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)

The following table depicts the sources of fixed maturity proceeds and related gross investment gains (losses), as well as losses on impairments of both fixed maturities and equity securities:

                                                        Three Months Ended     Nine Months Ended
                                                           September 30,         September 30,
                                                          2009       2008       2009       2008
                                                       --------------------- ---------------------
                                                                     (in thousands)
      Fixed maturities, available for sale:
       Proceeds from sales............................ $  113,391 $  134,429 $  435,949 $  286,337
       Proceeds from maturities/repayments............    337,388    195,964    906,395    678,047
       Gross investment gains from sales, prepayments
         and maturities...............................      3,733      2,004     12,362      4,742
       Gross investment losses from sales and
         maturities...................................      (576)      (479)   (18,971)    (4,371)

      Fixed maturity and equity security impairments:
       Net writedowns for other-than-temporary
         impairment losses on fixed maturities
         recognized in earnings (1)................... $  (9,436) $  (8,704) $ (28,404) $ (43,715)

       Writedowns for other-than-temporary impairment
         losses on equity securities..................         --         --         --         --

1) Excludes the portion of other-than-temporary impairments recorded in "Other comprehensive income (loss)," representing any difference between the fair value of the impaired debt security and the net present value of its projected future cash flows at the time of impairment.

A portion of certain other-than-temporary impairment ("OTTI") losses on fixed maturity securities are recognized in "Other comprehensive income (loss)" ("OCI"). The net amount recognized in earnings ("credit loss impairments") represents the difference between the amortized cost of the security and the net present value of its projected future cash flows discounted at the effective interest rate implicit in the debt security prior to impairment. Any remaining difference between the fair value and amortized cost is recognized in OCI. The following tables set forth the amount of pre-tax credit loss impairments on fixed maturity securities held by the Company as of the dates indicated, for which a portion of the OTTI loss was recognized in OCI, and the corresponding changes in such amounts for the periods indicated.

                                                                                     Nine Months
      Credit losses recognized in earnings on fixed maturity securities held by         Ended
      the Company for which a portion of the OTTI loss was recognized in OCI        September 30,
                                                                                    (in thousands)
      Balance, December 31, 2008................................................... $           --
      Credit losses remaining in retained earnings related to adoption of new
       accounting guidance on January 1, 2009......................................         21,827
      Credit loss impairments previously recognized on securities which matured,
       paid down, prepaid or were sold during the period...........................         (7,174)
      Credit loss impairments previously recognized on securities impaired to
       fair value during the period (1)............................................             --
      Credit loss impairment recognized in the current period on securities not
       previously impaired.........................................................         17,901
      Additional credit loss impairments recognized in the current period on
       securities previously impaired..............................................          9,610
      Increases due to the passage of time on previously recorded credit losses....          1,190
      Accretion of credit loss impairments previously recognized due to an
       increase in cash flows expected to be collected.............................          (237)
                                                                                    --------------
      Balance, September 30, 2009.................................................. $       43,117
                                                                                    ==============
      --------
          (1) Represents circumstances where the Company determined in the current period that it intends to sell the security or it is more likely than not that it will be required to sell the security before recovery of the security's amortized cost.

                                                                                     Three Months
      Credit losses recognized in earnings on fixed maturity securities held by         Ended
      the Company for which a portion of the OTTI loss was recognized in OCI        September 30,
                                                                                    (in thousands)
      Balance, June 30, 2009....................................................... $       34,733
      Credit losses remaining in retained earnings related to adoption of new
       accounting guidance on January 1, 2009......................................             --
      Credit loss impairments previously recognized on securities which matured,
       paid down, prepaid or were sold during the period...........................         (1,409)
      Credit loss impairments previously recognized on securities impaired to
       fair value during the period (1)............................................             --
      Credit loss impairment recognized in the current period on securities not
       previously impaired.........................................................          3,643
      Additional credit loss impairments recognized in the current period on
       securities previously impaired..............................................          5,499
      Increases due to the passage of time on previously recorded credit losses....            798
      Accretion of credit loss impairments previously recognized due to an
       increase in cash flows expected to be collected.............................          (147)
                                                                                    --------------
      Balance, September 30, 2009.................................................. $       43,117
                                                                                    ==============
      --------
          (1) Represents circumstances where the Company determined in the current period that it intends to sell the security or it is more likely than not that it will be required to sell the security before recovery of the security's amortized cost.

PRUCO LIFE INSURANCE COMPANY

Notes to Unaudited Interim Consolidated Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)

 Net Investment Income

   Net investment income for the three months and nine months ended September 30, 2009 and 2008 was from the following sources:

                                                       Three Months Ended         Nine Months Ended
                                                          September 30,             September 30,
                                                    ------------------------- -------------------------
                                                        2009         2008         2009         2008
                                                    ------------ ------------ ------------ ------------
                                                                      (in thousands)

      Fixed maturities, available for sale......... $     76,280 $     66,750 $    228,204 $    197,320
      Equity securities, available for sale........          498          561        1,570        1,659
      Trading account assets.......................          279           66          791          105
      Commercial mortgage loans....................       16,248       12,594       43,799       36,948
      Policy loans.................................       13,627       15,744       40,267       41,864
      Short-term investments and cash equivalents..          263        2,265        2,243        7,433

      Other long-term investments..................        (651)           15      (3,337)        2,465
                                                    ------------ ------------ ------------ ------------

      Gross investment income......................      106,544       97,995      313,537      287,794
      Less investment expenses.....................      (3,582)      (4,289)     (10,114)     (14,264)
                                                    ------------ ------------ ------------ ------------

      Net investment income........................ $    102,962 $     93,706 $    303,423 $    273,530
                                                    ============ ============ ============ ============

Realized Investment Gains (Losses), Net

Realized investment gains (losses), net, for the three months and nine months ended September 30, 2009 and 2008 were from the following sources:

                                                                   Three Months Ended               Nine Months Ended
                                                                      September 30,                   September 30,
                                                             ------------------------------- --------------------------------
                                                                  2009            2008             2009            2008
                                                             --------------- --------------- ---------------- ---------------
                                                                                      (in thousands)

Fixed maturities............................................         (6,279)         (7,179)         (35,013)        (43,344)

Equity securities...........................................           (893)             (4)            (494)             (5)
Commercial mortgage and other loans.........................         (2,256)            (90)         (12,968)           (629)
Joint ventures and limited partnerships.....................           (653)              --            (653)              --
Derivatives.................................................        (36,415)        (27,223)        (402,343)        (14,526)
Other.......................................................               3              --               51              --
                                                             --------------- --------------- ---------------- ---------------

Realized investment (losses), net........................... $      (46,493) $      (34,496) $      (451,420) $      (58,504)
                                                             =============== =============== ================ ===============

PRUCO LIFE INSURANCE COMPANY

Notes to Unaudited Interim Consolidated Financial Statements
--------------------------------------------------------------------------------
3. INVESTMENTS (continued)

Net Unrealized Investment Gains (Losses)

Net unrealized investment gains and losses on securities classified as "available for sale" and certain other long-term investments and other assets are included in the Consolidated Statements of Financial Position as a component of "Accumulated other comprehensive income (loss)," or "AOCI." Changes in these amounts include reclassification adjustments to exclude from "Other comprehensive income (loss)" those items that are included as part of "Net income" for a period that had been part of "Other comprehensive income
(loss)" in earlier periods. The amounts for the periods indicated below, split between amounts related to fixed maturity securities on which an OTTI loss has been recognized, and all other net unrealized investment gains and losses, are as follows:

Net Unrealized Investment Gains and Losses on Fixed Maturity Securities on which an OTTI loss has been recognized

                                                                                                       Accumulated
                                                                                                          Other
                                                                                                      Comprehensive
                                                   Net                                                Income (Loss)
                                               Unrealized      Deferred       Policy      Deferred    Related To Net
                                                  Gains         Policy        Holder     Income Tax     Unrealized
                                               (Losses) On    Acquisition    Account     (Liability)    Investment
                                               Investments       Costs       Balances      Benefit    Gains (Losses)
                                              -------------  ------------- ------------ ------------- --------------
                                                                                 (in thousands)

Balance, December 31, 2008................... $          --  $          -- $         -- $          -- $          --
Cumulative impact of the adoption of new
 accounting guidance on January 1, 2009......       (19,184)         1,446           --         6,208       (11,530)
Net investment gains (losses) on investments
 arising during the period...................        23,719             --           --       (8,373)        15,346
Reclassification adjustment for OTTI losses
 included in net income (1)..................        15,201             --           --       (5,366)         9,835
Reclassification adjustment for OTTI losses
 excluded from net income....................      (44,834)             --           --        15,826      (29,008)
Impact of net unrealized investment (gains)
 losses on deferred policy acquisition costs.            --         17,521           --       (6,185)        11,336
Impact of net unrealized investment (gains)
 losses on Policy holder account balance.....            --             --      (7,769)         2,742       (5,027)
                                              -------------  ------------- ------------ ------------- -------------

Balance, September 30, 2009.................. $    (25,098)  $      18,967 $    (7,769) $       4,853 $     (9,047)
                                              =============  ============= ============ ============= =============

  ------
 (1) Represents "transfers in" related to the portion of OTTI losses recognized during the period that were not recognized in earnings for securities with no prior OTTI loss.

   All Other Net Unrealized Investment Gains and Losses in AOCI

                                                                                                                  Accumulated
                                                                                                                     Other
                                                                                                                 Comprehensive
                                                   Net                                                           Income (Loss)
                                               Unrealized        Deferred           Policy         Deferred      Related To Net
                                                  Gains           Policy            Holder        Income Tax       Unrealized
                                               (Losses) On      Acquisition        Account        (Liability)      Investment
                                             Investments/(1)/      Costs           Balances         Benefit      Gains (Losses)
                                             ---------------- ---------------- ---------------- --------------- ----------------
                                                                                        (in thousands)

      Balance, December 31, 2008............ $      (331,900) $        239,597 $      (115,710) $        70,726 $      (137,287)
      Cumulative impact of the adoption of
       new accounting guidance on
       January 1, 2009......................         (12,856)              538               --           4,311          (8,007)
      Net investment gains (losses) on
       investments arising during the period          473,315               --               --       (167,061)          306,254
      Reclassification adjustment for
       (gains) losses included in net income           50,037               --               --        (17,663)           32,374
      Reclassification adjustment for OTTI
       losses excluded from net income (2)..           44,834               --               --        (15,826)           29,008
      Impact of net unrealized investment
       (gains) losses on deferred policy
       acquisition co.......................               --        (400,373)               --         141,332        (259,041)
      Impact of net unrealized investment
       (gains) losses on Policy holder
       account balance......................               --               --          171,007        (60,365)          110,642
                                             ---------------- ---------------- ---------------- --------------- ----------------

      Balance, September 30, 2009........... $        223,430 $      (160,238) $         55,297 $      (44,547) $         73,942
                                             ================ ================ ================ =============== ================

 (1) Includes cash flow hedges. See Note 5 for information on cash flow hedges.
 (2) Represents "transfers out" related to the portion of OTTI losses recognized during the period that were not recognized in earnings for securities with no prior OTTI loss.

PRUCO LIFE INSURANCE COMPANY

Notes to Unaudited Interim Consolidated Financial Statements
--------------------------------------------------------------------------------
3. INVESTMENTS (continued)

The table below presents net unrealized gains (losses) on investments by asset class as of the dates indicated:

                                                                           September 30,   December 31,
                                                                               2009            2008
                                                                           -------------- --------------
                                                                                  ( in thousands)
      Fixed maturity securities on which an OTTI loss has been recognized. $     (25,098) $           --
      Fixed maturity securities, available for sale - all other...........        203,383      (321,364)
      Equity securities, available for sale...............................          (812)       (11,142)
      Derivatives designated as cash flow hedges/(1)/.....................        (2,814)          (672)
      Other investments...................................................         23,673          1,278
                                                                           -------------- --------------
      Net unrealized losses on investments................................ $      198,332 $    (331,900)
                                                                           ============== ==============

--------
(1) See Note 5 for more information on cash flow hedges.

Duration of Gross Unrealized Loss Positions for Fixed Maturities and Equity Securities

The following table shows the fair value and gross unrealized losses aggregated by investment category and length of time that individual fixed maturity securities have been in a continuous unrealized loss position, as of the dates indicated:

                                                                              September 30, 2009
                                                   ------------------------------------------------------------------------
                                                   Less than twelve months   Twelve months or more           Total
                                                   ------------------------ ----------------------- -----------------------
                                                    Fair Value  Unrealized  Fair Value  Unrealized  Fair Value  Unrealized
                                                                  Losses                  Losses                  Losses
                                                   ------------ ----------- ----------- ----------- ----------- -----------
                                                                                (in thousands)

Fixed maturities, available for sale
U.S. Treasury securities and obligations of U.S.
 government authorities and agencies.............. $      9,439 $       161 $        -- $        -- $     9,439 $       161
Obligations of U.S. states and their political
 subdivisions.....................................        2,535           1          --          --       2,535           1
Foreign government bonds..........................           --          --          91          10          91          10
Corporate securities..............................      110,096       7,785     329,201      21,317     439,297      29,102
Commercial mortgage-backed securities.............       13,135          48     170,732       7,606     183,867       7,654
Asset-backed securities...........................       24,139      11,420     109,514      38,073     133,653      49,493
Residential mortgage-backed securities............        4,431         898       7,194         680      11,625       1,578
                                                   ------------ ----------- ----------- ----------- ----------- -----------
   Total.......................................... $    163,775 $    20,313 $   616,732 $    67,686 $   780,507 $    87,999
                                                   ============ =========== =========== =========== =========== ===========

Equity Securities, available for sale              $      8,393 $     1,042 $    10,780 $     1,193 $    19,173 $     2,235
                                                   ============ =========== =========== =========== =========== ===========

                                                                              December 31, 2008
                                                   ------------------------------------------------------------------------
                                                   Less than twelve months   Twelve months or more           Total
                                                   ------------------------ ----------------------- -----------------------
                                                    Fair Value  Unrealized  Fair Value  Unrealized  Fair Value  Unrealized
                                                                  Losses                  Losses                  Losses
                                                   ------------ ----------- ----------- ----------- ----------- -----------
                                                                                (in thousands)
Fixed maturities, available for sale
U.S. Treasury securities and obligations of U.S.
 government authorities and agencies.............. $     22,796 $       101 $        -- $        -- $    22,796 $       101
Obligations of U.S. states and their political
 subdivisions.....................................       23,989         352          --          --      23,989         352
Foreign government bonds..........................        4,891         204          --          --       4,891         204
Corporate securities..............................    1,467,078     154,683     258,113      75,471   1,725,191     230,154
Commercial mortgage-backed securities.............      321,414      55,557     111,996      32,630     433,410      88,187
Asset-backed securities...........................      425,154      54,640     111,181      28,602     536,335      83,242
Residential mortgage-backed securities............       13,575       1,446       9,732       2,422      23,307       3,868
                                                   ------------ ----------- ----------- ----------- ----------- -----------
   Total.......................................... $  2,278,897 $   266,983 $   491,022 $   139,125 $ 2,769,919 $   406,108
                                                   ============ =========== =========== =========== =========== ===========

Equity Securities, available for sale............. $     15,842 $    11,154 $        -- $        -- $    15,842 $    11,154
                                                   ============ =========== =========== =========== =========== ===========

As of September 30, 2009 and December 31, 2008, gross unrealized losses on fixed maturities and equity securities were comprised of $90 million and $406 million of gross unrealized losses and $268 million and $85 million of gross unrealized gains. As of September 30, 2009 gross unrealized losses includes $69 million of gross losses that have been in such a position for twelve months or greater. In accordance with its policy described in Note 2, the Company concluded that an adjustment to earnings for other-than-temporary impairments for these securities was not warranted at September 30, 2009 or December 31, 2008. These conclusions are based on a detailed analysis of the underlying credit and cash flows on each security. The gross unrealized losses are primarily attributable to credit spread widening and increased liquidity discounts. At September 30, 2009, the Company does not intend to sell the securities and it is not likely that the Company will be required to sell the security before the anticipated recovery of its remaining amortized cost basis.

PRUCO LIFE INSURANCE COMPANY

Notes to Unaudited Interim Consolidated Financial Statements
--------------------------------------------------------------------------------
4. FAIR VALUE OF ASSETS AND LIABILITIES

Fair Value Measurement - Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance around fair value established a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1 - Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. These generally provide the most reliable evidence and are used to measure fair value whenever available. Active markets are defined as having the following for the measured asset/liability: (i) many transactions, (ii) current prices,
(iii) price quotes not varying substantially among market makers, (iv) narrow bid/ask spreads and (v) most information publicly available. The Company's Level 1 assets and liabilities primarily include certain cash equivalents and short term investments, equity securities and derivative contracts that are traded in an active exchange market. Prices are obtained from readily available sources for market transactions involving identical assets or liabilities.

Level 2 - Fair value is based on significant inputs, other than Level 1 inputs, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities and other market observable inputs. The Company's Level 2 assets and liabilities include: fixed maturities (corporate public and private bonds, most government securities, certain asset-backed and mortgage-backed securities, etc.), certain equity securities, short-term investments and certain cash equivalents (primarily commercial paper), and certain over-the-counter derivatives. Valuations are generally obtained from third party pricing services for identical or comparable assets or liabilities or through the use of valuation methodologies using observable market inputs. Prices from services are validated through comparison to trade data and internal estimates of current fair value, generally developed using market observable inputs and economic indicators.

Level 3 - Fair value is based on at least one or more significant unobservable inputs for the asset or liability. These inputs reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability. The Company's Level 3 assets and liabilities primarily include: certain asset-backed securities collateralized by sub-prime mortgages as discussed below, certain private fixed maturities and equity securities, certain manually priced public equity securities and fixed maturities, certain highly structured over-the-counter derivative contracts, certain commercial mortgage loans, certain consolidated real estate funds for which the Company is the general partner, and embedded derivatives resulting from certain products with guaranteed benefits. Prices are determined using valuation methodologies such as option pricing models, discounted cash flow models and other similar techniques. Non-binding broker quotes, which are utilized when pricing service information is not available, are reviewed for reasonableness based on the Company's understanding of the market, and are generally considered Level 3. Under certain conditions, based on its observations of transactions in active markets, the Company may conclude the prices received from independent third party pricing services or brokers are not reasonable or reflective of market activity. In those instances, the Company may choose to over-ride the third-party pricing information or quotes received and apply internally developed values to the related assets or liabilities. To the extent the internally developed valuations use significant unobservable inputs, they are classified as Level 3. As of September 30, 2009 and December 31, 2008 these over-rides on a net basis were not material.

Inactive Markets - During the second and third quarter of 2009, the Company observed that the volume and level of activity in the market for asset-backed securities collateralized by sub-prime mortgages remained at historically low levels. This stood in particular contrast to the markets for other structured products with similar cash flow and credit profiles, which experienced an increase in the level of activity beginning in the second quarter of 2009. The Company also observed significant implied relative liquidity risk premiums, yields, and weighting of "worst case" cash flows for asset-backed securities collateralized by sub-prime mortgages in comparison with our own estimates for such securities. In contrast, the liquidity of other spread-based asset classes, such as corporate bonds, high yield and consumer asset-backed securities, such as those collateralized by credit cards or autos, which were previously more correlated with sub-prime securities, improved in the second and third quarter of 2009. Based on this information, the Company concluded as of June 30, 2009 and September 30, 2009 that the market for asset-backed securities collateralized by sub-prime mortgages was inactive and also determined the pricing quotes it received were based on little, if any, market activity, calling into question their representation of observable fair value. Furthermore, the Company's direct and indirect observations of the limited transactions that were occurring were dominated by forced liquidations or distressed sales and not executed in an orderly manner.

Based on this conclusion, in determining the fair value of certain asset-backed securities collateralized by sub-prime mortgages, the Company considered both third-party pricing information, and an internally developed price, based on a discounted cash flow model. The discount rate used in the model was based on observed spreads for other similarly structured credit markets which were active and dominated by observable orderly transactions. The Company also applied additional risk premiums to the discount rate to reflect the relative illiquidity and asset specific cash flow uncertainty associated with asset-backed securities collateralized by sub-prime mortgages. This combined security specific additional spread reflects the Company's judgment of what an investor would demand for taking on such risks in an orderly transaction under current market conditions, and is significantly higher than would be indicative of historical spread differences between structured credit asset classes when all asset classes had active markets dominated with orderly transactions. The Company believes these estimated spreads are reflective of current market conditions in the sub-prime mortgage market and these spread estimates are further supported by their relationship to recent observations of limited transactions in sub-prime securities. Using this discount rate, valuations were developed based on the expected future cash flows of the assets. In determining how much weight to place on the third-party pricing information versus our discounted cash flow

PRUCO LIFE INSURANCE COMPANY

Notes to Unaudited Interim Consolidated Financial Statements
--------------------------------------------------------------------------------
4. FAIR VALUE OF ASSETS AND LIABILITIES (continued)

valuation, the Company considered the level of inactivity and impact of disorderly transactions. The Company weighted third-party pricing information as little as 30% where it had little observable market information, and as much as 90% where more observable information was available. As a result, the Company reported fair values for these sub-prime securities which were net $17 million higher than the estimated fair values received from independent third party pricing services or brokers. The adjusted fair value of these securities was $99 million, which was reflected within Level 3 in the fair value hierarchy as of September 30, 2009, based on the unobservable inputs used in the discounted cash flow model.

Assets and Liabilities by Hierarchy Level - The table below presents the balances of assets and liabilities measured at fair value on a recurring basis, as of September 30, 2009.

                                                                         Level 1     Level 2     Level 3      Total
                                                                       ----------- ----------- ----------- -----------

                                                                                       (in thousands)
Fixed maturities, available for sale:.................................
U.S. Treasury securities and obligations of U.S. government
  authorities and agencies............................................ $        -- $   211,402 $        -- $   211,402
Obligations of U.S. states and their political subdivisions...........          --      10,782          --      10,782
Foreign government bonds..............................................          --      38,919       1,082      40,001
Corporate securities..................................................          --   3,528,172      30,340   3,558,512
Asset-backed securities...............................................          --     355,061     134,430     489,491
Commercial mortgage-backed securities.................................          --     491,771          --     491,771
Residential mortgage-backed securities................................          --     741,934       5,101     747,035
                                                                       ----------- ----------- ----------- -----------
          Sub-total...................................................          --   5,378,041     170,953   5,548,994

Other trading account assets:.........................................
Corporate securities..................................................          --          --       1,149       1,149
Asset-backed securities...............................................          --      20,667          --      20,667
Commercial mortgage-backed securities.................................          --       5,058          --       5,058
                                                                       ----------- ----------- ----------- -----------
          Sub-total...................................................          --      25,725       1,149      26,874

Equity securities, available for sale.................................       7,093      21,413       3,934      32,440
Other long-term investments...........................................        (69)       (542)     (3,583)     (4,194)
Short term investments................................................      37,975     147,641          --     185,616
Cash and cash equivalents.............................................          --     153,871          --     153,871
Other assets..........................................................          --      54,568     321,020     375,588
                                                                       ----------- ----------- ----------- -----------
       Sub-total excluding separate account assets....................      44,999   5,780,717     493,473   6,319,189

Separate account assets (1)...........................................  15,789,421   7,231,726     139,291  23,160,438
                                                                       ----------- ----------- ----------- -----------

   Total assets....................................................... $15,834,420 $13,012,443 $   632,764 $29,479,627
                                                                       =========== =========== =========== ===========

Future policy benefits................................................          --          --     174,158     174,158
                                                                       ----------- ----------- ----------- -----------

   Total liabilities.................................................. $        -- $        -- $   174,158 $   174,158
                                                                       =========== =========== =========== ===========

(1) Separate account assets represent segregated funds that are invested for certain customers. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. Separate account liabilities are not included in the above table as they are reported at contract value and not fair value in the Company's consolidated Statement of Financial Position.

PRUCO LIFE INSURANCE COMPANY

Notes to Unaudited Interim Consolidated Financial Statements
--------------------------------------------------------------------------------

4. FAIR VALUE OF ASSETS AND LIABILITIES (continued)

Assets and Liabilities by Hierarchy Level - The table below presents the balances of assets and liabilities measured at fair value on a recurring basis, as of December 31, 2008.

                                                                 Level 1      Level 2    Level 3      Total
                                                               ------------ ----------- ---------- -----------
                                                                               (in thousands)
         Fixed maturities, available for sale................. $         -- $ 4,479,986 $   64,176 $ 4,544,162
         Other trading account assets.........................           --       8,878      1,089       9,967
         Equity securities, available for sale................          181      15,723        968      16,872
         Other long-term investments..........................           --      22,347   (17,167)       5,180
         Short-term investments...............................       26,691      49,504         --      76,195
         Cash and cash equivalents............................           --     594,262         --     594,262
         Other assets.........................................           --      13,699  1,157,884   1,171,583
                                                               ------------ ----------- ---------- -----------
                Sub-total excluding separate account assets...       26,872   5,184,399  1,206,950   6,418,221

         Separate account assets (1)..........................   11,109,765   6,310,449    154,316  17,574,530
                                                               ------------ ----------- ---------- -----------

            Total assets...................................... $ 11,136,637 $11,494,848 $1,361,266 $23,992,751
                                                               ============ =========== ========== ===========

         Future policy benefits...............................           --          --    794,640     794,640
                                                               ------------ ----------- ---------- -----------

            Total liabilities................................. $         -- $        -- $  794,640 $   794,640
                                                               ============ =========== ========== ===========

(1) Separate account assets represent segregated funds that are invested for certain customers. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. Separate account liabilities are not included in the above table as they are reported at contract value and not fair value in the Company's consolidated Statement of Financial Position.

The methods and assumptions the Company uses to estimate fair value of assets and liabilities measured at fair value on a recurring basis are summarized as follows:

Fixed Maturity Securities - The fair values of the Company's public fixed maturity securities are generally based on prices obtained from independent pricing services. Prices from pricing services are sourced from multiple vendors, and a vendor hierarchy is maintained by asset type based on historical pricing experience and vendor expertise. The Company generally receives prices from multiple pricing services for each security, but ultimately uses the price from the pricing service highest in the vendor hierarchy based on the respective asset type. In order to validate reasonability, prices are reviewed by internal asset managers through comparison with directly observed recent market trades and internal estimates of current fair value, developed using market observable inputs and economic indicators. Consistent with the fair value hierarchy described above, securities with validated quotes from pricing services are generally reflected within Level 2. If the pricing information received from third party pricing services is not reflective of market activity or other inputs observable in the market, the Company may challenge the price through a formal process with the pricing service. If the pricing service updates the price to be more consistent in comparison to the presented market observations, the security remains within Level 2.

If the Company ultimately concludes that pricing information received from the independent pricing service is not reflective of market activity, non-binding broker quotes are used, if available. If the Company concludes the values from both pricing services and brokers are not reflective of market activity, it may over-ride the information from the pricing service or broker with an internally developed valuation. As of September 30, 2009 and December 31, 2008 over-rides on a net basis were not material. Internally developed valuations or non-binding broker quotes are also used to determine fair value in circumstances where vendor pricing is not available. These estimates may use significant unobservable inputs, which reflect our own assumptions about the inputs market participants would use in pricing the asset. Circumstances where observable market data are not available may include events such as market illiquidity and credit events related to the security. Pricing service over-rides, internally developed valuations and non-binding broker quotes are generally included in Level 3 in our fair value hierarchy.

The fair value of private fixed maturities is primarily determined using a discounted cash flow model. In certain cases these models primarily use observable inputs with a discount rate based upon the average of spread surveys collected from private market intermediaries who are active in both primary and secondary transactions, taking into account, among other factors, the credit quality and industry sector of the issuer and the reduced liquidity associated with private placements. Generally, these securities have been reflected within Level 2. For certain private fixed maturities, the discounted cash flow model may also incorporate significant unobservable inputs, which reflect the Company's own assumptions about the inputs market participants would use in pricing the asset. Accordingly, these securities have been reflected within Level 3. Significant unobservable inputs used include: issue specific credit adjustments, material non-public financial information, management judgment, estimation of future earnings and cashflows, default rate assumptions, and liquidity assumptions, and non-binding quotes from market makers. These inputs are usually considered unobservable, as not all market participants will have access to this data.

PRUCO LIFE INSURANCE COMPANY

Notes to Unaudited Interim Consolidated Financial Statements
--------------------------------------------------------------------------------

4. FAIR VALUE OF ASSETS AND LIABILITIES (continued)

Private fixed maturities also include debt investments in funds that, in addition to a stated coupon, pay a return based upon the results of the underlying portfolios. The fair values of these securities are determined by reference to the funds' net asset value (NAV). Any restrictions on the ability to redeem interests in these funds at NAV are considered to have a de minimis effect on the fair value. Since the NAV at which the funds trade can be observed by redemption and subscription transactions between third parties, the fair values of these investments have been reflected within Level 2 in the fair value hierarchy.

Trading Account Assets - consist principally of public bonds whose fair values are determined consistent with similar instruments described above under "Fixed Maturity Securities".

Equity Securities - consist principally of investments in common and preferred stock of publicly traded companies, privately traded securities, as well as common stock mutual fund shares. The fair values of most publicly traded equity securities are based on quoted market prices in active markets for identical assets and are classified within Level 1 in the fair value hierarchy. Estimated fair values for most privately traded equity securities are determined using valuation and discounted cash flow models that require a substantial level of judgment. In determining the fair value of certain privately traded equity securities the discounted cash flow model may also use unobservable inputs, which reflect the Company's assumptions about the inputs market participants would use in pricing the asset. Most privately traded equity securities are classified within Level 3. The fair values of common stock mutual fund shares that transact regularly (but do not trade in active markets because they are not publicly available) are based on transaction prices of identical fund shares and are classified within Level 2 in the fair value hierarchy. The fair values of preferred equity securities are based on prices obtained from independent pricing services and, in order to validate reasonability, are compared with directly observed recent market trades. Accordingly, these securities are generally classified within Level 2 in the fair value hierarchy.

Derivative Instruments - Derivatives are recorded at fair value either as assets, within "Other long-term investments," or as liabilities, within "Other liabilities," except for embedded derivatives which are recorded with the associated host contract. The fair values of derivative contracts are determined based on quoted prices in active exchanges or through the use of valuation models. The fair values of derivative contracts can be affected by changes in interest rates, foreign exchange rates, commodity prices, credit spreads, market volatility, expected returns, non-performance risk and liquidity as well as other factors. Liquidity valuation adjustments are made to reflect the cost of exiting significant risk positions, and consider the bid-ask spread, maturity, complexity, and other specific attributes of the underlying derivative position. Fair values can also be affected by changes in estimates and assumptions including those related to counterparty behavior used in valuation models.

The majority of the Company's derivative positions are traded in the over-the-counter (OTC) derivative market and are classified within Level 2 in the fair value hierarchy. OTC derivatives classified within Level 2 are valued using models generally accepted in the financial services industry that use actively quoted or observable market input values from external market data providers, non-binding broker-dealer quotations, third-party pricing vendors and/or recent trading activity. The fair values of most OTC derivatives, including interest rate and cross currency swaps, are determined using discounted cash flow models. These models' key assumptions include the contractual terms of the respective contract, along with significant observable inputs, including interest rates, currency rates, credit spreads, yield curves, index dividend yields, non-performance risk and volatility. The Company utilizes its own credit spread to reflect the markets perception of its non-performance risk when determining the fair value of OTC derivative assets and liabilities. This credit spread captures the non-performance risk of the Company's OTC derivative related assets and liabilities.

OTC derivative contracts are executed under master netting agreements with counterparties with a Credit Support Annex, or CSA, which is a bilateral ratings-sensitive agreement that requires collateral postings at established credit threshold levels. These agreements protect the interests of the Company and its counterparties, should either party suffer a credit rating deterioration.

Most OTC derivative contracts have bid and ask prices that are actively quoted or can be readily obtained from external market data providers. The Company's policy is to use mid-market pricing in determining its best estimate of fair value.

Level 3 includes OTC derivatives where the bid-ask spreads are generally wider than derivatives classified within Level 2 thus requiring more judgment in estimating the mid-market price of such derivatives.

Derivatives that are valued based upon models with unobservable market input values or input values from less actively traded or less-developed markets are classified within Level 3 in the fair value hierarchy. Derivatives classified as Level 3 include first-to-default credit basket swaps. The fair values of first-to-default credit basket swaps are derived from relevant observable inputs such as: individual credit default spreads, interest rates, recovery rates and unobservable model-specific input values such as correlation between different credits within the same basket. Level 3 methodologies are validated through periodic comparison of the Company's fair values to broker-dealer values.

Cash Equivalents and Short-Term Investments - include money market instruments, commercial paper and other highly liquid debt instruments. Money market instruments are generally valued using unadjusted quoted prices in active markets that are accessible for identical

PRUCO LIFE INSURANCE COMPANY

Notes to Unaudited Interim Consolidated Financial Statements
--------------------------------------------------------------------------------

4. FAIR VALUE OF ASSETS AND LIABILITIES (continued)

assets and are primarily classified as Level 1. The remaining instruments in the Cash Equivalents and Short-term Investments category are typically not traded in active markets; however, their fair values are based on market observable inputs and, accordingly, these investments have been classified within Level 2 in the fair value hierarchy.

Other Assets - other assets carried at fair value include reinsurance recoverables related to the reinsurance of our living benefit guarantees on certain of our variable annuities. These guarantees are described further below in "Future Policy Benefits". Also included in other assets are certain universal life products that contain a no lapse guarantee provision. The reinsurance agreements covering these guarantees are derivatives and are accounted for in the same manner as an embedded derivative.

Future Policy Benefits - The liability for future policy benefits includes general account liabilities for guarantees on variable annuity contracts, including guaranteed minimum accumulation benefits ("GMAB") and guaranteed minimum income and withdrawal benefits ("GMIWB"), accounted for as embedded derivatives. The fair values of the GMAB and GMIWB liabilities are calculated as the present value of future expected benefit payments to customers less the present value of assessed rider fees attributable to the embedded derivative feature. Since there is no observable active market for the transfer of these obligations, the valuations are calculated using internally developed models with option pricing techniques. The models are based on a risk neutral valuation framework and incorporate premiums for risks inherent in valuation techniques, inputs, and the general uncertainty around the timing and amount of future cash flows. The determination of these risk premiums requires the use of management judgment.

The Company is also required to incorporate its own risk of non-performance in the valuation of the embedded derivatives associated with the its optional living benefit features and no lapse feature on certain universal life products. Since insurance liabilities are senior to debt, the Company believes that reflecting the claims-paying ratings of the Company in the valuation of the liability appropriately takes into consideration the Company's own risk of non-performance. Historically, the expected cash flows were discounted using forward LIBOR interest rates, which were commonly viewed as being consistent with AA quality claims-paying ratings. However, in light of first quarter of 2009 developments, including rating agency downgrades to the claims-paying ratings of the Company's insurance subsidiaries, the Company determined that forward LIBOR interest rates were no longer indicative of a market participant's view of the Company's claims-paying ability. As a result, beginning in the first quarter of 2009, to reflect the market's perception of its non-performance risk, the Company incorporated an additional spread over LIBOR into the discount rate used in the valuations of the embedded derivatives associated with its optional living benefit features, thereby increasing the discount rate and reducing the fair value of the embedded derivative liabilities. The additional spread over LIBOR is determined taking into consideration publicly available information relating to the claims-paying ability of the Company's insurance subsidiaries, as indicated by the credit spreads associated with funding agreements issued by these affiliated companies. The Company adjusts these credit spreads to remove any liquidity risk premium. The additional spread over LIBOR incorporated into the discount rate as of September 30, 2009 generally ranged from 100 to 200 basis points for the portion of the interest rate curve most relevant to these liabilities.

Other significant inputs to the valuation models for the embedded derivatives associated with the optional living benefit features of the Company's variable annuity products include capital market assumptions, such as interest rate and implied volatility assumptions, as well as various policyholder behavior assumptions that are actuarially determined, including lapse rates, benefit utilization rates, mortality rates and withdrawal rates. These assumptions are reviewed at least annually, and updated based upon historical experience and give consideration to any observable market data, including market transactions such as acquisitions and reinsurance transactions. Since many of the assumptions utilized in the valuation of the embedded derivatives associated with the Company's optional living benefit features are unobservable and are considered to be significant inputs to the liability valuation, the liability included in future policy benefits has been reflected within Level 3 in the fair value hierarchy.

PRUCO LIFE INSURANCE COMPANY

Notes to Unaudited Interim Consolidated Financial Statements
--------------------------------------------------------------------------------

4. FAIR VALUE OF ASSETS AND LIABILITIES (continued)

Changes in Level 3 assets and liabilities - The following tables provide a summary of the changes in fair value of Level 3 assets and liabilities for the three and nine months ended September 30, 2009, as well as the portion of gains or losses included in income for the three and nine months ended September 30, 2009 attributable to unrealized gains or losses related to those assets and liabilities still held at September 30, 2009.

                                                              Three Months Ended September 30, 2009
                                  ----------------------------------------------------------------------------------------------
                                                                                                Fixed
                                                                                             Maturities,
                                         Fixed               Fixed             Fixed        Available For
                                      Maturities,         Maturities,       Maturities,        Sale -
                                     Available For       Available For     Available For     Residential           Equity
                                     Sale - Foreign         Sale -         Sale - Asset-      Mortgage-          Securities,
                                       Government          Corporate          Backed           Backed           Available for
                                         Bonds            Securities        Securities       Securities             Sale
                                  -------------------- ------------------ --------------- ------------------ -------------------

                                                                          (in thousands)
Fair value, beginning of
  period......................... $             1,016  $          26,225  $       36,917  $           5,481  $            3,774
   Total gains or
     (losses)
     (realized/unrealized):......
       Included in
         earnings:...............
          Realized
            investment
            gains
            (losses),
            net:.................                  --             (1,386)         (6,301)                --                  (2)
          Asset
            management
            fees and
            other income.........                  --                 --              --                 --                  --
       Included in other
         comprehensive
         income (loss)...........                  67              1,561          35,551                  8                 210
   Net investment income.........                  (1)                58               2                 --                  --
   Purchases, sales,
     issuances, and
     settlements.................                  --             (5,183)        (11,923)              (388)                 --
   Foreign currency
     translation.................                  --                 --              --                 --                  --
   Transfers into (out
     of) Level 3 (2).............                  --              9,065          80,184                 --                 (48)
                                  -------------------- ------------------ --------------- ------------------ -------------------
Fair value, end of period........ $             1,082  $          30,340  $      134,430  $           5,101  $            3,934
                                  ==================== ================== =============== ================== ===================
Unrealized gains
  (losses) for the
  period relating to
  those Level 3 assets
  that were still held
  by the Company at the
  end of the period (3):
       Included in
         earnings:...............
          Realized
            investment
            gains
            (losses),
            net:................. $                --  $          (1,567) $       (6,302) $              --  $               --
          Asset
            management
            fees and
            other income......... $                --  $              --  $           --  $              --  $               --
          Interest
            credited to
            policyholder
            account.............. $                --  $              --  $           --  $              --  $               --
       Included in other
         comprehensive
         income (loss)........... $                67  $           1,557  $       35,538  $               8  $              207

                                                              Three Months Ended September 30, 2009
                                  ----------------------------------------------------------------------------------------------
                                     Other Trading
                                    Account Assets -      Other Long-                         Separate             Future
                                       Corporate             term                              Account             Policy
                                       Securities         Investments      Other Assets      Assets (1)           Benefits
                                  -------------------- ------------------ --------------- ------------------ -------------------

                                                                          (in thousands)
Fair value, beginning of
  period......................... $             1,092  $          (9,741) $      315,911  $         140,159  $         (176,019)
   Total gains or
     (losses)
     (realized/unrealized):......
       Included in
         earnings:...............
          Realized
            investment
            gains
            (losses), net........                  --              6,158         (13,759)              (913)             11,460
          Asset
            management
            fees and
            other income.........                  57                 --              --                 --                  --
       Included in other
         comprehensive
         income (loss)...........                  --                 --          10,278               (562)                 --
   Net investment income.........                  --                 --              --                 --                  --
   Purchases, sales,
     issuances, and
     settlements.................                  --                 --           8,590              6,045              (9,599)
   Foreign currency
     translation.................                  --                 --              --                 --                  --
   Transfers into (out
     of) Level 3 (2).............                  --                 --              --             (5,438)                 --
                                  -------------------- ------------------ --------------- ------------------ -------------------
Fair value, end of period........ $             1,149  $          (3,583) $      321,020  $         139,291  $         (174,158)
                                  ==================== ================== =============== ================== ===================
Unrealized gains
  (losses) for the
  period relating to
  those Level 3 assets
  that were still held
  by the Company at the
  end of the period (3) :
       Included in
         earnings:...............
          Realized
            investment
            gains
            (losses), net........ $                --  $           6,155  $      341,743  $              --  $            7,053
          Asset
            management
            fees and
            other income......... $                57  $              --  $           --  $              --  $               --
          Interest
            credited to
            policyholder
            account.............. $                --  $              --  $           --  $            (562) $               --
       Included in other
         comprehensive
         income (loss)........... $                 -- $               -- $        16,415 $               -- $                --

--------
(1) Separate account assets represent segregated funds that are invested for certain customers. Investment risks associated with market value changes are borne by the customers, except to the extent minimum guarantees made by the Company with respect to certain accounts. Separate account liabilities are not included in the above table as they are reported at contract value and not fair value in the Company's consolidated Statement of Financial Position.
(2) Transfers into or out of Level 3 are generally reported as the value of the beginning of the quarter in which the transfer occurs.
(3) Unrealized gains or losses related to assets still held at the end of the period do not include amortization or accretion of premiums and discounts.

PRUCO LIFE INSURANCE COMPANY

Notes to Unaudited Interim Consolidated Financial Statements
--------------------------------------------------------------------------------

4. FAIR VALUE OF ASSETS AND LIABILITIES (continued)

Transfers - Net transfers into Level 3 for Fixed Maturities Available for Sale totaled $90 million during the three months ended September 30, 2009. Transfers into Level 3 for these investments were primarily the result of unobservable inputs utilized within valuation methodologies and the use of broker quotes when information from third party pricing services was utilized. Partially offsetting these transfers into Level 3 were transfers out of Level 3 due to the use of observable inputs in valuation methodologies as well as the utilization of pricing service information for certain assets that the Company was able to validate.

                                                               Nine Months Ended September 30, 2009
                                  ----------------------------------------------------------------------------------------------
                                                                                                 Fixed
                                                                                              Maturities,
                                       Fixed             Fixed               Fixed           Available For
                                    Maturities,       Maturities,         Maturities,           Sale -
                                   Available For     Available For       Available For        Residential          Equity
                                   Sale - Foreign       Sale -           Sale - Asset-         Mortgage-         Securities,
                                     Government        Corporate            Backed              Backed          Available for
                                       Bonds          Securities          Securities          Securities            Sale
                                  ---------------- ------------------ -------------------- ------------------ ------------------

                                                                          (in thousands)
Fair value, beginning of
  period......................... $           867  $          13,357  $            43,642  $           6,309   $            968
   Total gains or
     (losses) (realized/
     unrealized):................
       Included in
         earnings:...............
          Realized
            investment
            gains
            (losses),
            net:.................              --             (1,645)              (7,800)                --                 (2)
          Asset
            management
            fees and
            other income.........              --                 --                   --                 --                 --
       Included in other
         comprehensive
         income (loss)...........             217              2,605               32,257                 44               2,966
   Net investment income.........              (2)               873                   53                 --                 --
   Purchases, sales,
     issuances, and
     settlements.................              --             (4,046)             (13,125)            (1,252)                --
   Foreign currency
     translation.................              --                 --                   --                 --                 --
   Transfers into (out
     of) Level 3 (2).............              --             19,196               79,403                 --                 2
                                  ---------------- ------------------ -------------------- ------------------ ------------------

Fair value, end of period........ $         1,082  $          30,340  $           134,430  $           5,101   $          3,934
                                  ================ ================== ==================== ================== ==================
Unrealized gains
  (losses) for the
  period relating to
  those Level 3 assets
  that were still held
  by the Company at the
  end of the period (3):
       Included in
         earnings:...............
          Realized
            investment
            gains
            (losses),
            net:................. $            --  $          (1,923) $            (7,787) $              --  $              (2)
          Asset
            management
            fees and
            other income......... $            --  $              --  $                --  $              --  $              --
          Interest
            credited to
            policyholder
            account.............. $            --  $              --  $                --  $              --  $              --
       Included in other
         comprehensive
         income (loss)........... $           217  $           2,601  $            32,244  $              44  $           2,966

                                                               Nine Months Ended September 30, 2009
                                  ----------------------------------------------------------------------------------------------
                                   Other Trading
                                  Account Assets -    Other Long-                              Separate             Future
                                     Corporate           term                                   Account             Policy
                                     Securities       Investments        Other Assets         Assets (1)           Benefits
                                  ---------------- ------------------ -------------------- ------------------ ------------------

                                                                          (in thousands)
Fair value, beginning of
  period......................... $         1,089  $         (17,167) $         1,157,884  $         154,316  $        (794,640)
   Total gains or
     (losses) (realized/
     unrealized):................
       Included in
         earnings:...............
          Realized
            investment
            gains
            (losses), net........              --             13,584             (978,380)            (3,484)           643,987
          Asset
            management
            fees and
            other income.........              60                 --                   --                 --                 --
       Included in other
         comprehensive
         income (loss)...........              --                 --               16,415            (13,104)                --
   Net investment income.........              --                 --                   --                 --                 --
   Purchases, sales,
     issuances, and
     settlements.................              --                 --              125,101              7,001            (23,505)
   Foreign currency
     translation.................              --                 --                   --                 --                 --
   Transfers into (out
     of) Level 3 (2).............              --                 --                   --             (5,438)                --
                                  ---------------- ------------------ -------------------- ------------------ ------------------

Fair value, end of period........ $         1,149  $          (3,583) $           321,020  $         139,291  $        (174,158)
                                  ================ ================== ==================== ================== ==================
Unrealized gains
  (losses) for the
  period relating to
  those Level 3 assets
  that were still held
  by the Company at the
  end of the period (3):
       Included in
         earnings:...............
          Realized
            investment
            gains
            (losses), net........ $            --  $          13,584  $          (611,864) $              --  $         628,165
          Asset
            management
            fees and
            other income......... $            60  $              --  $                --  $              --  $              --
          Interest
            credited to
            policyholder
            account.............. $            --  $              --  $                --  $         (13,104) $              --
       Included in other
         comprehensive
         income (loss)........... $            --  $              --  $            16,415  $              --  $              --

--------
(1) Separate account assets represent segregated funds that are invested for certain customers. Investment risks associated with market value changes are borne by the customers, except to the extent minimum guarantees made by the Company with respect to certain accounts. Separate account liabilities are not included in the above table as they are reported at contract value and not fair value in the Company's consolidated Statement of Financial Position.
(2) Transfers into or out of Level 3 are generally reported as the value of the beginning of the quarter in which the transfer occurs.
(3) Unrealized gains or losses related to assets still held at the end of the period do not include amortization or accretion of premiums and discounts.

PRUCO LIFE INSURANCE COMPANY

Notes to Unaudited Interim Consolidated Financial Statements
--------------------------------------------------------------------------------

4. FAIR VALUE OF ASSETS AND LIABILITIES (continued)

Transfers - Net transfers into Level 3 for Fixed Maturities Available for Sale totaled $99 million during the nine months ended September 30, 2009. Transfers into Level 3 for these investments were primarily the result of unobservable inputs utilized within valuation methodologies and the use of broker quotes when information from third party pricing services was utilized. Partially offsetting these transfers into Level 3 were transfers out of Level 3 due to the use of observable inputs in valuation methodologies as well as the utilization of pricing service information for certain assets that the Company was able to validate.

The following tables provide a summary of the changes in fair value of Level 3 assets and liabilities for the three and nine months ending September 30, 2008, as well as the portion of gains or losses included in income for the three and nine months ended September 30, 2008, attributable to unrealized gains or losses related to those assets and liabilities still held at September 30, 2008.

                                                                Three Months Ended September 30, 2008
                                           -------------------------------------------------------------------------------
                                                 Fixed              Equity               Other
                                              Maturities,         Securities,           Trading
                                             Available For       Available for          Account          Other Long-term
                                                 Sale                Sale               Assets             Investments
                                           -------------------------------------------------------------------------------

                                                                           (in thousands)
Fair value, beginning of period........... $          83,800  $            3,099  $             1,149  $           (7,148)
   Total gains or (losses)
     (realized/unrealized):...............                --                  --                   --                  --
       Included in earnings:..............                --                  --                   --                  --
          Realized investment
            gains (losses), net...........               (39)                 --                   --              (7,581)
          Asset management fees
            and other income..............                --                  --                    6                  --
          Interest credited to
            policyholder account..........                --                  --                   --                  --
       Included in other
         comprehensive income
         (loss)...........................            (3,470)                 39                   --                  --
   Net investment income..................               (91)                 --                   --                  --
   Purchases, sales, issuances,
     and settlements......................            22,071                  --                   --                  --
   Transfers into (out of) Level 3
     (2)..................................           (13,760)                 --                   --                  --
                                           ------------------ ------------------- -------------------- -------------------
Fair value, end of period................. $          88,511  $            3,138  $             1,155  $          (14,729)
                                           ================== =================== ==================== ===================
Unrealized gains (losses) for the
  period ending relating to those
  level 3 assets that were still
  held by the Company at the end
  of the period (3):
       Included in earnings:..............
          Realized investment
            gains (losses), net........... $             (81) $               --  $                --  $           (7,575)
          Asset management fees
            and other income.............. $              --  $               --  $                 6  $               --
          Interest credited to
            policyholder account.......... $              --  $               --  $                --  $               --
       Included in other
         comprehensive income
         (loss)........................... $          (3,459) $               39  $                --  $               --

                                           -----------------------------------------------------------
                                                                   Separate
                                                                    Account          Future Policy
                                             Other Assets         Assets (1)           Benefits
                                           -----------------------------------------------------------

                                                                 (in thousands)

Fair value, beginning of period........... $         119,041  $          191,209  $           (79,025)
   Total gains or (losses)
     (realized/unrealized):...............                --                  --                   --
       Included in earnings:..............                --                  --                   --
          Realized investment
            gains (losses), net...........           104,644                  --             (111,262)
          Asset management fees
            and other income..............                --                  --                   --
          Interest credited to
            policyholder account..........                --              (8,766)                  --
       Included in other
         comprehensive income.............                --                  --                   --
   Net investment income..................                --                  --                   --
   Purchases, sales, issuances,
     and settlements......................             4,999               1,519               (5,016)
   Transfers into (out of) Level 3
     (2)..................................                --                  --                   --
   Other..................................                --                  --                   --
                                           ------------------ ------------------- --------------------


Fair value, end of period................. $         228,684  $          183,962  $          (195,303)
                                           ================== =================== ====================
Unrealized gains (losses) for the
  period ending relating to those
  level 3 assets that were still
  held by the Company at the end
  of the period (3):
       Included in earnings:..............
          Realized investment
            gains (losses), net........... $         104,960  $               --  $          (111,584)
          Asset management fees
            and other income.............. $              --  $               --  $                --
          Interest credited to
            policyholder account.......... $              --  $           (8,779) $                --
       Included in other
         comprehensive income
         (loss)........................... $              --  $               --  $                --

(1) Separate account assets represent segregated funds that are invested for certain customers. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. Separate account liabilities are not included in the above table as they are reported at contract value and not fair value in the Company's consolidated Statement of Financial Position.
(2) Transfers into or out of Level 3 are generally reported as the value of the beginning of the quarter in which the transfer occurs.
(3) Unrealized gains or losses related to assets still held at the end of the period do not include amortization or accretion of premiums and discounts.

PRUCO LIFE INSURANCE COMPANY

Notes to Unaudited Interim Consolidated Financial Statements
--------------------------------------------------------------------------------

4. FAIR VALUE OF ASSETS AND LIABILITIES (continued)

Transfers - Transfers - Transfers out of Level 3 for Fixed Maturities Available for Sale totaled $13.8 million during the three months ended September 30, 2008. This activity was a result of the use of pricing service information that the Company was able to validate in the third quarter of 2008 but was not available in the third quarter of 2008.

                                                                  Nine Months Ended September 30, 2008
                                           ----------------------------------------------------------------------------------
                                                  Fixed               Equity                 Other
                                               Maturities,          Securities,             Trading           Other Long-
                                              Available For        Available for            Account              term
                                                  Sale                 Sale                  Assets           Investments
                                           ------------------- ---------------------- -------------------- ------------------
                                                                             (in thousands)
Fair value, beginning of period........... $          107,063  $               4,703  $             1,164  $          (4,768)
   Total gains or (losses)
     (realized/unrealized):...............                 --                     --                   --                 --
       Included in earnings:..............                 --                     --                   --                 --
          Realized investment
            gains (losses), net...........             (4,794)                    (2)                  --             (9,961)
          Asset management fees
            and other income..............                 --                     --                   (9)                --
          Interest credited to
            policyholder account..........                 --                     --                   --                 --
       Included in other
         comprehensive income
         (loss)...........................             (9,220)                  (212)                  --                 --
   Net investment income..................               (330)                    --                   --                 --
   Purchases, sales, issuances,
     and settlements......................             42,821                     --                   --                 --
   Transfers into (out of) Level 3
     (2)..................................            (47,029)                (1,351)                  --                 --
                                           ------------------- ---------------------- -------------------- ------------------
Fair value, end of period................. $           88,511  $               3,138  $             1,155  $         (14,729)
                                           =================== ====================== ==================== ==================

Unrealized gains (losses) for the
  period relating to those level 3
  assets that were still held by
  the Company at the end of the
  period (3):
       Included in earnings:..............
          Realized investment
            gains (losses), net........... $           (4,927) $                  (2) $                --  $          (9,953)
          Asset management fees
            and other income.............. $               --  $                  --  $                (9) $              --
          Interest credited to
            policyholder account.......... $               --  $                  --  $                --  $              --
       Included in other
         comprehensive income
         (loss)........................... $           (9,185) $                (212) $                --  $              --

                                           ---------------------------------------------------------------
                                                                     Separate                Future
                                                  Other               Account                Policy
                                                 Assets             Assets (1)              Benefits
                                           ------------------- ---------------------- --------------------
                                                                   (in thousands)
Fair value, beginning of period........... $           48,024  $             172,225  $           (35,232)
   Total gains or (losses)
     (realized/unrealized):...............                 --                     --                   --
       Included in earnings:..............                 --                     --                   --
          Realized investment
            gains (losses), net...........            165,406                     --             (144,764)
          Asset management fees
            and other income..............                 --                     --                   --
          Interest credited to
            policyholder account..........                 --                 (5,971)                  --
       Included in other
         comprehensive income.............                 --                     --                   --
   Net investment income..................                 --                     --                   --
   Purchases, sales, issuances,
     and settlements......................             15,254                 17,708              (15,307)
   Transfers into (out of) Level 3
     (2)..................................                 --                     --                   --
   Other..................................                 --                     --                   --
                                           ------------------- ---------------------- --------------------
Fair value, end of period................. $          228,684  $             183,962  $          (195,303)
                                           =================== ====================== ====================

Unrealized gains (losses) for the
  period relating to those level 3
  assets that were still held by
  the Company at the end of the
  period (3):
       Included in earnings:..............
          Realized investment
            gains (losses), net........... $          165,959  $                  --  $          (145,320)
          Asset management fees
            and other income.............. $               --  $                  --  $                --
          Interest credited to
            policyholder account.......... $               --  $              (5,971) $                --
       Included in other
         comprehensive income
         (loss)........................... $               --  $                  --  $                --

(1) Separate account assets represent segregated funds that are invested for certain customers. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. Separate account liabilities are not included in the above table as they are reported at contract value and not fair value in the Company's consolidated Statement of Financial Position.
(2) Transfers into or out of Level 3 are generally reported as the value of the beginning of the quarter in which the transfer occurs.
(3) Unrealized gains or losses related to assets still held at the end of the period do not include amortization or accretion of premiums and discounts.

PRUCO LIFE INSURANCE COMPANY

Notes to Unaudited Interim Consolidated Financial Statements
--------------------------------------------------------------------------------

4. FAIR VALUE OF ASSETS AND LIABILITIES (continued)

Transfers - Net transfers out of Level 3 for Fixed Maturities Available for Sale totaled $48 million during the nine months ended September 30, 2008. Transfers into Level 3 for these investments were primarily the result of unobservable inputs utilized within valuation methodologies and the use of broker quotes when information from third party pricing services was utilized. Partially offsetting these transfers into Level 3 were transfers out of Level 3 due to the use of observable inputs in valuation methodologies as well as the utilization of pricing service information for certain assets that the Company was able to validate.

Fair Value of Financial Instruments - The Company is required by U.S. GAAP to disclose the fair value of certain financial instruments including those that are not carried at fair value. For the following financial instruments the carrying amount equals or approximates fair value: fixed maturities classified as available for sale, trading account assets, equity securities, securities purchased under agreements to resell, short-term investments, cash and cash equivalents, accrued investment income, separate account assets, securities sold under agreements to repurchase, and cash collateral for loaned securities, as well as certain items recorded within other assets and other liabilities such as broker-dealer related receivables and payables. See Note 5 for a discussion of derivative instruments.

Commercial mortgage loans

The fair value of commercial mortgage loans are primarily based upon the present value of the expected future cash flows discounted at the appropriate U.S. Treasury rate adjusted for the current market spread for similar quality loans.

Policy loans

The fair value of policy loans is calculated using a discounted cash flow model based upon current U.S. Treasury rates and historical loan repayment patterns.

Investment Contracts - Policyholders' Account Balances

Only the portion of policyholders' account balances and separate account liabilities related to products that are investment contracts (those without significant mortality or morbidity risk) are reflected in the table below. For fixed deferred annuities, payout annuities and other similar contracts without life contingencies, fair value is derived using discounted projected cash flows based on interest rates that are representative of the Company's claims paying ratings, and hence reflects the Company's own nonperformance risk. For those balances that can be withdrawn by the customer at any time without prior notice or penalty, the fair value is the amount estimated to be payable to the customer as of the reporting date, which is generally the carrying value.

The following table discloses the Company's financial instruments where the carrying amounts and fair values may differ:

                                                        September 30, 2009
                                                     -------------------------
                                                       Carrying      Fair
                                                        Amount       Value
                                                     ------------ ------------
                                                          (in thousands)

     Assets:

        Commercial mortgage loans................... $  1,055,214 $  1,014,484

        Policy loans................................    1,000,539    1,190,550

     Liabilities:

     Policyholder account balances - Investment
      contracts.....................................      488,044      482,511

5. DERIVATIVE INSTRUMENTS

Types of Derivative Instruments and Derivative Strategies

Interest rate swaps are used by the Company to manage interest rate exposures arising from mismatches between assets and liabilities (including duration mismatches) and to hedge against changes in the value of assets it anticipates acquiring and other anticipated transactions and commitments. Swaps may be attributed to specific assets or liabilities or may be used on a portfolio basis. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to an agreed upon notional principal amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty at each due date.

Exchange-traded futures are used by the Company to reduce risks from changes in interest rates, to alter mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, and to hedge against changes in the value of securities it owns or anticipates acquiring or selling. In exchange-traded futures transactions, the Company agrees to purchase or sell a specified number of contracts, the values of which are determined by the values of underlying referenced securities, and to post variation margin on a daily basis in an amount

PRUCO LIFE INSURANCE COMPANY

Notes to Unaudited Interim Consolidated Financial Statements
--------------------------------------------------------------------------------

5. DERIVATIVE INSTRUMENTS (continued)

equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures and options with regulated futures commissions merchants who are members of a trading exchange.

Currency derivatives, including currency swaps, are used by the Company to reduce risks from changes in currency exchange rates with respect to investments denominated in foreign currencies that the Company either holds or intends to acquire or sell.

Under currency swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between one currency and another at an exchange rate and calculated by reference to an agreed principal amount. Generally, the principal amount of each currency is exchanged at the beginning and termination of the currency swap by each party. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty for payments made in the same currency at each due date.

Credit derivatives are used by the Company to enhance the return on the Company's investment portfolio by creating credit exposure similar to an investment in public fixed maturity cash instruments. With credit derivatives the Company can sell credit protection on an identified name, or a basket of names in a first to default structure, and in return receive a quarterly premium. With first to default baskets, the premium generally corresponds to a high proportion of the sum of the credit spreads of the names in the basket. If there is an event of default by the referenced name or one of the referenced names in a basket, as defined by the agreement, then the Company is obligated to pay the counterparty the referenced amount of the contract and receive in return the referenced defaulted security or similar security. In addition to selling credit protection, the Company may purchase credit protection using credit derivatives in order to hedge specific credit exposures in the Company's investment portfolio.

Embedded Derivatives

The Company sells variable annuity products, which contain embedded derivatives. The Company has reinsurance agreements to transfer the risk related to the embedded derivatives to affiliates. These embedded derivatives are marked to market through "Realized investment gains (losses), net" based on the change in value of the underlying contractual guarantees, which are determined using valuation models. In the affiliates, the Company maintains a portfolio of derivative instruments that is intended to economically hedge the risks related to the above products' features. The derivatives may include, but are not limited to equity options, total return swaps, interest rate swap options, caps, floors, and other instruments. Also, some variable annuity products feature an automatic rebalancing element to minimize risks inherent in the Company's guarantees which reduces the need for hedges. In addition to the hedging of guaranteed risks by Pruco Re, the Company started hedging a portion of the market exposure related to the overall capital position of our variable annuity business.

The Company invests in fixed maturities that, in addition to a stated coupon, provide a return based upon the results of an underlying portfolio of fixed income investments and related investment activity. The Company accounts for these investments as available for sale fixed maturities containing embedded derivatives. Such embedded derivatives are marked to market through "Realized investment gains (losses), net," based upon the change in value of the underlying portfolio.

PRUCO LIFE INSURANCE COMPANY

Notes to Unaudited Interim Consolidated Financial Statements
--------------------------------------------------------------------------------

5. DERIVATIVE INSTRUMENTS (continued)

The table below provides a summary of the gross notional amount and fair value of derivatives contracts, excluding embedded derivatives which are recorded with the associated host, by the primary underlying. Many derivative instruments contain multiple underlyings.

                                        September 30, 2009                December 31, 2008
                                 --------------------------------  --------------------------------
                                                  Fair Value                       Fair Value
                                  Notional  ---------------------   Notional  ---------------------
                                   Amount    Assets   Liabilities    Amount    Assets   Liabilities
                                 ---------- --------- -----------  ---------- --------- -----------
   Qualifying Hedge
   Relationships                                           (in thousands)
Currency/Interest Rate..........     39,635        --     (1,506)      16,289       649          --
                                 ---------- --------- -----------  ---------- --------- -----------
   Total Qualifying Hedge
     Relationships.............. $   39,635 $      -- $    (1,506) $   16,289 $     649 $        --
                                 ========== ========= ===========  ========== ========= ===========
   Non-qualifying Hedge
     Relationships..............

Interest Rate................... $  432,600 $  11,366 $  (10,476)  $  103,000 $  11,649 $        --

Currency........................      2,715         5          --       2,968       150          --

Credit..........................    171,395    10,900     (6,701)     173,947    10,126    (17,584)

Currency/Interest Rate..........     52,586        73     (2,535)      15,800       512       (409)

Equity..........................    258,304     2,549     (7,869)           4        87          --
                                 ---------- --------- -----------  ---------- --------- -----------
Total Non-qualifying Hedge
  Relationships................. $  917,600 $  24,893 $  (27,581)  $  295,719 $  22,524 $  (17,993)
                                 ========== ========= ===========  ========== ========= ===========

Total Derivatives (1)........... $  957,235 $  24,893 $  (29,087)  $  312,008 $  23,173 $  (17,993)
                                 ========== ========= ===========  ========== ========= ===========

(1) Excludes embedded derivatives which contain multiple underlyings. The fair value of these embedded derivatives as of September 30, 2009 was a liability of $215 million and a liability of $852 million as of December 31, 2008 included in Future policy benefits.

Cash Flow Hedges

The Company uses currency swaps in its cash flow hedge accounting relationships. This instrument is only designated for hedge accounting in instances where the appropriate criteria are met. The Company does not use futures, options, credit, and equity or embedded derivatives in any of its cash flow hedge accounting relationships.

The following table provides the financial statement classification and impact of derivatives used in qualifying and non-qualifying hedge relationships, excluding the offset of the hedged item in an effective hedge relationship:

                                                       Three Months     Nine Months
                                                           Ended           Ended
                                                       September 30,   September 30,
                                                      --------------------------------
                                                           2009            2009
                                                      --------------------------------
                                                               (in thousands)
Cash flow hedges

Currency/ Interest Rate

   Net investment income............................. $            43 $            116
   Other Income......................................            (23)             (20)
   Accumulated Other Comprehensive Income (Loss) (1). $       (1,106) $        (2,143)
                                                      --------------- ----------------
                                                      --------------- ----------------
       Total cash flow hedges........................ $       (1,086) $        (2,047)
                                                      --------------- ----------------

Non- qualifying hedges
Realized investment gains (losses)...................
   Interest Rate..................................... $        11,921 $       (15,767)
   Currency..........................................           (117)            (141)
   Currency/Interest Rate............................         (2,278)          (5,127)
   Credit............................................           4,346       7,463
   Equity............................................        (53,395)         (53,403)
   Embedded Derivatives..............................           2,048        (336,427)
                                                      --------------- ----------------
       Total non-qualifying hedges................... $      (37,475) $      (403,402)
                                                      --------------- ----------------
       Total Derivative Impact....................... $      (38,561) $      (405,449)
                                                      =============== ================

(1) Amounts deferred in Equity

PRUCO LIFE INSURANCE COMPANY

Notes to Unaudited Interim Consolidated Financial Statements
--------------------------------------------------------------------------------

5. DERIVATIVE INSTRUMENTS (continued)

For the three and nine month periods ending September 30, 2009, the ineffective portion of derivatives accounted for using hedge accounting was not material to the Company's results of operations and there were no material amounts reclassified into earnings relating to instances in which the Company discontinued cash flow hedge accounting because the forecasted transaction did not occur by the anticipated date or within the additional time period permitted by the authoritative guidance for the accounting for derivatives and hedging. In addition, there were no instances in which the Company discontinued fair value hedge accounting due to a hedged firm commitment no longer qualifying as a fair value hedge.

Presented below is a roll forward of current period cash flow hedges in "Accumulated other comprehensive income (loss)" before taxes:

                                                         (in thousands)
                                                         --------------
     Balance, December 31, 2008......................... $        (672)
     Net deferred losses on cash flow hedges from
      January 1 to September 30, 2009...................        (2,258)
     Amount reclassified into current period earnings...            116
                                                         --------------
     Balance, September 30, 2009........................ $      (2,814)
                                                         ==============

As of September 30, 2009, the Company does not have any qualifying cash flow hedges of forecasted transactions other than those related to the variability of the payment or receipt of interest or foreign currency amounts on existing financial instruments. The maximum length of time for which these variable cash flows are hedged is 7 years. Income amounts deferred in "Accumulated other comprehensive income (loss)" as a result of cash flow hedges are included in "Net unrealized investment gains (losses)" in the Consolidated Statements of Stockholders' Equity.

Credit Derivatives Written

The following tables set forth exposure from credit derivatives where the company has written credit protection excluding embedded derivatives contained in externally-managed investments in the European market, by NAIC rating of the underlying credits as of the dates indicated.

                                              ---------------------------
                                                  September 30, 2009
                                              ---------------------------
                                              First to Default Basket (1)
                                              ---------------------------
           NAIC
       Designation   Rating Agency Equivalent    Notional     Fair Value
       -----------   ------------------------ -------------- -----------
                                                     (in millions)
            1        Aaa, Aa, A               $           -- $        --
            2        Baa                                  52         (3)
                                              -------------- -----------
                     Subtotal Investment
                       Grade                              52         (3)
            3        Ba                                   47         (1)
            4        B                                    --          --
            5        C and lower                           5          --
            6        In or near default                   --          --
                                              -------------- -----------
       Total                                  $          104 $        (4)
                                              ============== ===========

                                              ---------------------------
                                                   December 31, 2008
                                              ---------------------------
                                              First to Default Basket (1)
                                              ---------------------------
           NAIC
       Designation   Rating Agency Equivalent    Notional     Fair Value
       -----------   ------------------------ -------------- -----------
                                                     (in millions)
            1        Aaa, Aa, A               $            5 $       (1)
            2        Baa                                  92        (15)
                                              -------------- -----------
                     Subtotal Investment
                       Grade                              97        (16)
            3        Ba                                    1          --
            4        B                                    --          --
            5        C and lower                           6         (1)
            6        In or near default                   --          --
                                              -------------- -----------
       Total                                  $          104 $      (17)
                                              ============== ===========

(1) First-to-default credit swap baskets, which may include credits of varying qualities, are grouped above based on the lowest credit in the basket. However, such basket swaps may entail greater credit risk than the rating level of the lowest credit.

PRUCO LIFE INSURANCE COMPANY

Notes to Unaudited Interim Consolidated Financial Statements
--------------------------------------------------------------------------------

5. DERIVATIVE INSTRUMENTS (continued)

The following table sets forth the composition of credit derivatives where the Company has written credit protection excluding embedded derivatives contained in externally-managed investments in European markets, by industry category as of the dates indicated.

                                   September 30, 2009    December 31, 2008
                                  --------------------- -------------------
Industry                          Notional  Fair Value  Notional Fair Value
                                  -------- ------------ -------- ----------
                                                (in millions)
Corporate Securities:............
   First to Default Baskets(1)...      104          (4)      104       (17)
                                  -------- ------------ -------- ----------
Total Credit Derivatives......... $    104 $        (4) $    104       (17)
                                  ======== ============ ======== ==========

(1) Credit default baskets may include various industry categories.

The Company writes credit derivatives under which the Company is obligated to pay the counterparty the referenced amount of the contract and receive in return the defaulted security or similar security. The Company's maximum amount at risk under these credit derivatives, assuming the value of the underlying referenced securities become worthless, is $104 million notional of credit default swap ("CDS") selling protection at September 30, 2009 and December 31, 2008. These credit derivatives generally have maturities of five years or less.

The Company holds certain externally managed investments in the European market which contain embedded derivatives whose fair value are primarily driven by changes in credit spreads. These investments are medium term notes that are collateralized by investment portfolios primarily consisting of investment grade European fixed income securities, including corporate bonds and asset-backed securities, and derivatives, as well as varying degrees of leverage. The notes have a stated coupon and provide a return based on the performance of the underlying portfolios and the level of leverage. The Company invests in these notes to earn a coupon through maturity, consistent with its investment purpose for other debt securities. The notes are accounted for under U.S. GAAP as available for sale fixed maturity securities with bifurcated embedded derivatives (total return swaps). Changes in the value of the fixed maturity securities are reported in Stockholders' Equity under the heading "Accumulated Other Comprehensive Income" and changes in the market value of the embedded total return swaps are included in current period earnings in "Realized investment gains (losses), net." The Company's maximum exposure to loss from these interests was $79 million and $63 million at September 30, 2009 and December 31, 2008, respectively.

In addition to writing credit protection, the Company has purchased credit protection using credit derivatives in order to hedge specific credit exposures in the Company's investment portfolio. As of September 30, 2009 the Company had $67 million of outstanding notional amounts, reported at fair value as an asset of $8 million.

Credit Risk

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial derivative transactions. Generally, the credit exposure of the Company's over-the-counter (OTC) derivative transactions is represented by the contracts with a positive fair value (market value) at the reporting date after taking into consideration the existence of netting agreements.

The Company manages credit risk by entering into over-the-counter derivative contracts with an affiliate Prudential Global Funding, LLC, see Note 8. The Company effects exchange-traded futures transactions through regulated exchanges and these transactions are settled on a daily basis, thereby reducing credit risk exposure in the event of nonperformance by counterparties to such financial instruments.

The Company utilizes its own credit spread to reflect the markets perception of its non-performance risk when determining the fair value of OTC derivative assets and liabilities. This credit spread captures the non-performance risk of the Company's OTC derivative related assets and liabilities.

6.  CONTINGENT LIABILITIES AND LITIGATION AND REGULATORY MATTERS

Contingencies

On an ongoing basis, our internal supervisory and control functions review the quality of our sales, marketing, administration and servicing, and other customer interface procedures and practices and may recommend modifications or enhancements. From time to time, this review process results in the discovery of administration, servicing or other errors, including errors relating to the timing or amount of payments or contract values due to customers. In certain cases, if appropriate, we may offer customers appropriate remediation and may incur charges and expenses, including the costs of such remediation, administrative costs and regulatory fines.

It is possible that the results of operations or the cash flow of the Company in a particular quarterly or annual period could be materially affected as a result of payments in connection with the matters discussed above depending, in part, upon the results of operations or cash flow for such period. Management believes, however, that the ultimate payments in connection with these matters should not have a material adverse effect on the Company's financial position.

PRUCO LIFE INSURANCE COMPANY

Notes to Unaudited Interim Consolidated Financial Statements
--------------------------------------------------------------------------------

6. CONTINGENT LIABILITIES AND LITIGATION AND REGULATORY MATTERS (continued)

Litigation and Regulatory Matters

The Company is subject to legal and regulatory actions in the ordinary course of its businesses, including class action lawsuits. Legal and regulatory actions may include proceedings relating to aspects of the businesses and operations that are specific to the Company and that are typical of the businesses in which the Company operates. Class action and individual lawsuits may involve a variety of issues and/or allegations, which include sales practices, underwriting practices, claims payment and procedures, premium charges, policy servicing and breach of fiduciary duties to customers. The Company may also be subject to litigation arising out of its general business activities, such as investments and third party contracts. In certain of these matters, plaintiffs may seek large and/or indeterminate amounts, including punitive or exemplary damages.

Commencing in 2003, Prudential Financial received formal requests for information from the SEC and the New York Attorney General's Office ("NYAG") relating to market timing in variable annuities by certain American Skandia entities. In connection with these investigations, with the approval of Skandia, an offer was made by American Skandia to the SEC and NYAG, to settle these matters by paying restitution and a civil penalty of $95 million in the aggregate. In April 2009, AST Investment Services, Inc., formerly named American Skandia Investment Services, Inc. ("ASISI"), reached a resolution of these investigations by the SEC and the NYAG into market timing related misconduct involving certain variable annuities. The settlements relate to conduct that generally occurred between January 1998 and September 2003. ASISI is an affiliate of the Company and serves as investment manager for certain investment options under the Company's variable life insurance and annuity products. Prudential Financial acquired ASISI from Skandia Insurance Company Ltd. (publ) ("Skandia") in May 2003. Subsequent to the acquisition, Prudential Financial implemented controls, procedures and measures designed to protect customers from the types of activities involved in these investigations. These settlements resolve the investigations by the above named authorities into these matters, subject to the settlement terms. Under the terms of the settlements, ASISI has paid a total of $34 million in disgorgement and an additional $34 million as a civil money penalty. These amounts will be paid into a Fair Fund administered by the SEC to compensate those harmed by the market timing related activities. Pursuant to the settlements, ASISI has retained, at its ongoing cost and expense, the services of an Independent Distribution consultant acceptable to the Staff of the SEC to develop a proposed plan for the distribution of Fair Fund amounts according to a methodology developed in consultation with and acceptable to the Staff. As part of these settlements, ASISI has undertaken that by the end of 2009 it will undergo a compliance review by an independent third party, who shall issue a report of its findings and recommendations to ASISI's Board of Directors, the Audit Committee of the Advanced Series Trust Board of Trustees and the Staff of the SEC. In addition, ASISI has agreed, among other things, to continue to cooperate with the SEC and NYAG in any litigation, ongoing investigations or other proceedings relating to or arising from their investigations into these matters. Under the terms of the purchase agreement pursuant to which Prudential Financial acquired ASISI from Skandia, Prudential Financial was indemnified for the costs of the settlements.

The Company's litigation and regulatory matters are subject to many uncertainties, and given their complexity and scope, their outcomes cannot be predicted. It is possible that results of operations or cash flow of the Company in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters depending, in part, upon the results of operations or cash flow for such period. In light of the unpredictability of the Company's litigation and regulatory matters, it is also possible that in certain cases an ultimate unfavorable resolution of one or more pending litigation or regulatory matters could have a material adverse effect on the Company's financial position. Management believes, however, that, based on information currently known to it, the ultimate outcome of all pending litigation and regulatory matters, after consideration of applicable reserves and rights to indemnification, is not likely to have a material adverse effect on the Company's financial position.

7. REINSURANCE

The Company participates in reinsurance, with Prudential Insurance, Prudential of Taiwan, Prudential Arizona Reinsurance Captive Company "PARCC", Universal Prudential Arizona Reinsurance Company "UPARC", Pruco Re and Prudential Arizona Reinsurance III Company "PAR III", in order to provide risk diversification, additional capacity for future growth and limit the maximum net loss potential arising from large risks. Life reinsurance is accomplished through various plans of reinsurance, primarily yearly renewable term and coinsurance. Reinsurance ceded arrangements do not discharge the Company as the primary insurer. Ceded balances would represent a liability of the Company in the event the reinsurers were unable to meet their obligations to the Company under the terms of the reinsurance agreements. The likelihood of a material reinsurance liability resulting from such inability of reinsurers to meet their obligation is considered to be remote.

Effective December 21, 2008 the Company, excluding its subsidiaries, entered into a coinsurance agreement with an affiliate, PAR III, providing for the 90% reinsurance of its Return of Premium ("ROP") Term Life policies issued on or after January 1, 2009.

The Company has entered into various reinsurance agreements with an affiliate, Pruco Re, to reinsure its living benefit features sold on certain of its annuities as part of its risk management and capital management strategies. For additional details on these agreements, see note 8.

PRUCO LIFE INSURANCE COMPANY

Notes to Unaudited Interim Consolidated Financial Statements
--------------------------------------------------------------------------------

7. REINSURANCE (continued)

Reinsurance premiums, commissions, expense reimbursements, benefits and reserves related to reinsured long-duration contracts are accounted for over the life of the underlying reinsured contracts using assumptions consistent with those used to account for the underlying contracts. Amounts recoverable from reinsurers, for long duration reinsurance arrangements, are estimated in a manner consistent with the claim liabilities and policy benefits associated with the reinsured policies. The affiliated reinsurance agreements, including the Company's reinsurance of all its Taiwan business as of February 1, 2001, are described further in Note 8 of the Unaudited Interim Consolidated Financial Statements.

Reinsurance amounts included in the Company's Unaudited Interim Consolidated Statements of Operations and Comprehensive Income for the three and nine months ended September 30, 2009 and 2008 are as follows:

                                                       (in thousands)

                                           Three Months              Nine Months

                                        2009         2008         2009         2008
                                     ----------- ------------ ------------ ------------

    Gross premiums and policy
     charges and fee income......... $   471,659 $    407,459 $  1,366,147 $  1,263,315

    Reinsurance ceded...............   (291,521)    (247,053)    (863,729)    (740,433)
                                     ----------- ------------ ------------ ------------
    Net premiums and policy charges
     and fee income................. $   180,138 $    160,406 $    502,418 $    522,882
                                     =========== ============ ============ ============

    Policyholders' benefits ceded... $    93,030 $    100,899 $    403,033 $    386,633

    Realized capital (losses)/gains
     net, associated with
     derivatives.................... $  (20,708) $  (102,384) $  (995,161) $    160,344

Reinsurance premiums ceded for interest-sensitive life products are accounted for as a reduction of policy charges and fee income.
Reinsurance premiums ceded for term insurance products are accounted for as a reduction of premiums.

During 2009, reinsurance ceded included a $17 million expense due to an underpayment to an affiliate in prior periods.

Realized investment gains and losses include the reinsurance of certain of the Company's embedded derivatives. Changes in the fair value of the embedded derivatives are recognized through "Realized investment gains". The Company has entered into reinsurance agreements to transfer the risk related to certain living benefit options on variable annuities to Pruco Re. The Company also sells certain universal life products that contain a no lapse guarantee provision. The Company entered into an agreement with an affiliate (See Note 8 to the Unaudited Interim Consolidated Financial Statements) to reinsure these guarantees. These reinsurance agreements are derivatives and have been accounted for in the same manner as an embedded derivative.

Reinsurance recoverables included in the Company's Unaudited Interim Consolidated Statements of Financial Position at September 30, 2009 and December 31, 2008 were as follows:

                                                      (in thousands)

                                                     2009         2008
                                                 ------------ ------------

      Domestic life insurance - affiliated...... $  1,711,995 $  2,340,962
      Domestic life insurance - unaffiliated....        (405)        1,540
      Taiwan life insurance-affiliated..........      763,299      701,160
                                                 ------------ ------------
                                                 $  2,474,889 $  3,043,662
                                                 ============ ============

Substantially all reinsurance contracts are with affiliates as of September 30, 2009 and December 31, 2008. These contracts are described further in Note 8 of the Unaudited Interim Consolidated Financial Statements.

The gross and net amounts of life insurance in force as of September 30, 2009 and 2008 were as follows:


                                                 (in thousands)

                                              2009             2008
                                        ---------------- ----------------
      Gross life insurance in force.... $    500,844,738 $    436,547,897
      Reinsurance Ceded................    (450,845,565)    (389,823,960)
                                        ---------------- ----------------
      Net life insurance in force...... $     49,999,173 $     46,723,937
                                        ================ ================

PRUCO LIFE INSURANCE COMPANY

Notes to Unaudited Interim Consolidated Financial Statements
--------------------------------------------------------------------------------

8. RELATED PARTY TRANSACTIONS

The Company has extensive transactions and relationships with Prudential Insurance and other affiliates. Although we seek to ensure that these transactions and relationships are fair and reasonable, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Expense Charges and Allocations

Many of the Company's expenses are allocations or charges from Prudential Insurance or other affiliates. These expenses can be grouped into general and administrative expenses and agency distribution expenses.

The Company's general and administrative expenses are charged to the Company using allocation methodologies based on business production processes. Management believes that the methodology is reasonable and reflects costs incurred by Prudential Insurance to process transactions on behalf of the Company. The Company operates under service and lease agreements whereby services of officers and employees, supplies, use of equipment and office space are provided by Prudential Insurance. The Company reviews its allocation methodology periodically which it may adjust accordingly. General and administrative expenses also include allocations of stock compensation expenses related to a stock option program and a deferred compensation program issued by Prudential Financial. The expense charged to the Company for the stock option program was less than $1 million for the three months and the nine months ended September 30, 2009 and 2008. The expense charged to the Company for the deferred compensation program was less than $1 million for the three months ended September 30, 2009 and 2008; and $2 million for the nine months ended September 30, 2009 and 2008, respectively.

The Company receives a charge to cover its share of employee benefits expenses. These expenses include costs for funded and non-funded contributory and non-contributory defined benefit pension plans. Some of these benefits are based on final group earnings and length of service. While others are based on an account balance, which takes into consideration age, service and earnings during career.

Prudential Insurance sponsors voluntary savings plans for the Company's employees (401(k) plans). The plans provide for salary reduction contributions by employees and matching contributions by the Company of up to 4% of annual salary. The expense charged to the Company for the matching contribution to the plans was $1 million for the three months ended September 30, 2009 and 2008; and $3 million for the nine months ended September 30, 2009 and 2008.

The Company's share of net expense for the pension plans was $2 million for the three months ended September 30, 2009 and 2008; and $6 million for the nine months ended September 30, 2009 and 2008.

The Company is charged distribution expenses from Prudential Insurance's agency network for both its domestic life and annuity products through a transfer pricing agreement, which is intended to reflect a market based pricing arrangement.

Affiliated Asset Administration Fee Income

Effective April 1, 2009, the Company amended an existing agreement to add AST Investment Services, Inc., formerly known as American Skandia Investment Services, Inc, as a party whereas the Company receives fee income calculated on contractholder separate account balances invested in the Advanced Series Trust, formerly known as American Skandia Trust. Income received from AST Investment Services, Inc. related to this agreement was $5 million for the three months and $8 million for the nine months ended September 30, 2009. These revenues are recorded as "Asset administration fees" in the Unaudited Interim Consolidated Statements of Operations and Comprehensive Income.

Effective April 15, 2009, PLNJ amended an existing agreement to add AST Investment Services, Inc., formerly known as American Skandia Investment Services, Inc, as a party whereas the Company receives fee income calculated on contractholder separate account balances invested in the Advanced Series Trust, formerly known as American Skandia Trust. Income received from AST Investment Services, Inc. related to this agreement was $0.4 million for the three months and $0.6 million for the nine months ended September 30, 2009. These revenues are recorded as "Asset administration fees" in the Unaudited Interim Consolidated Statements of Operations and Comprehensive Income.

The Company participates in a revenue sharing agreement with Prudential Investments LLC, whereby the Company receives fee income from policyholders' account balances invested in The Prudential Series Fund ("PSF"). These revenues are recorded as "Asset administration fees" in the Unaudited Interim Consolidated Statements of Operations and Comprehensive Income.

Corporate Owned Life Insurance

The Company has sold four Corporate Owned Life Insurance or, "COLI," policies to Prudential Insurance, and one to Prudential Financial. The cash surrender value included in separate accounts for these COLI policies was $1.606 billion at September 30, 2009 and $1.217 billion at December 31, 2008. Fees related to these COLI policies were $7 million and $17 million for the three months ended September 30, 2009 and 2008, respectively; and $19 million and $28 million for the nine months ended September 30, 2009 and 2008, respectively. The decline in fees is related to the delay in an internal payment that was received in fourth quarter 2009.

PRUCO LIFE INSURANCE COMPANY

Notes to Unaudited Interim Consolidated Financial Statements
--------------------------------------------------------------------------------

8. RELATED PARTY TRANSACTIONS (continued)

Reinsurance with affiliates

UPARC

The Company, excluding its subsidiaries, reinsures its universal life policies having no lapse guarantees with an affiliated company, UPARC. UPARC reinsures 90% of the net amount of mortality at risk as well as 100% of the risk of uncollectible policy charges and fees associated with the no lapse guarantee provision of these policies. The Company is not relieved of its primary obligation to the policyholder as a result of these reinsurance transactions.

The portion of this reinsurance contract related to mortality is accounted for as reinsurance. Reinsurance recoverables related to the reinsurance agreement were $10 million and $24 million as of September 30, 2009 and December 31, 2008, respectively. Premiums ceded to UPARC were $15 million and $14 million for the three months ended September 30, 2009 and 2008, respectively; and $36 million and $39 million for the nine months ended September 30, 2009 and 2008, respectively . Benefits ceded to UPARC were $7 million and $8 million for the three months ended September 30, 2009 and 2008, respectively; and $38 million and $41 million for the nine months ended September 30, 2009 and 2008 respectively. The portion of this reinsurance contract related to the no lapse guarantee provision is accounted for as an embedded derivative. Realized losses were $5 million for the three months ended September 30, 2009 and 2008, while realized losses were $365 million and realized gains were $23 million for the nine months ended September 30, 2009 and 2008, respectively, primarily due to the change in non-performance risk in the valuation of embedded derivatives and actual activity related to premiums and benefits. The underlying asset is reflected a reinsurance recoverable in the Company's Unaudited Interim Consolidated Statements of Financial Position.

PARCC

The Company reinsures 90% of the risk under its term life insurance policies exclusive of those reinsured by PAR III (see below) through an automatic coinsurance agreement with PARCC. The Company is not relieved of its primary obligation to the policyholder as a result of this agreement. Reinsurance recoverables related to this agreement were $1.456 billion and $1.137 billion as of September 30, 2009 and December 31, 2008, respectively. Premiums ceded to PARCC for the three months ended September 30, 2009 and September 30, 2008 were $203 million and $170 million, respectively; and $589 million and $482 million for the nine months ended September 30, 2009 and September 30, 2008, respectively. Benefits ceded for the three months ended September 30, 2009 and September 30, 2008 were $80 million and $48 million, respectively; and $225 million and $199 million for the nine months ended September 30, 2009 and September 30, 2008, respectively. Reinsurance expense allowances, net of capitalization and amortization for the three months ended September 30, 2009 and September 30, 2008 were $40 million and $33 million, respectively; and $121 million and $96 million for the nine months ended September 30, 2009 and September 30, 2008, respectively.

PAR III

The Company, excluding its subsidiaries, reinsures 90% of the risk under its ROP term life insurance policies issued on or after January 1, 2009 through an automatic coinsurance agreement with PAR III. The Company is not relieved of its primary obligation to the policyholder as a result of this agreement. Reinsurance recoverables related to this agreement were $2 million as of September 30, 2009. Premiums ceded to PAR III for the three and nine months ended September 30, 2009 were less than $1 million.

Prudential Insurance

The Company has a yearly renewable term reinsurance agreement with Prudential Insurance and reinsures the majority of all mortality risks not otherwise reinsured. Reinsurance recoverables related to this agreement were $57 million and $46 million as of September 30, 2009 and December 31, 2008. Premiums and fees ceded to Prudential Insurance for the three months ended September 30, 2009 and September 30, 2008 were $52 million and $54 million, respectively; and $183 million and $160 million for the nine months ended September 30, 2009 and September 30, 2008, respectively. Benefits ceded for the three months ended September 30, 2009 and September 30, 2008 were $49 million and $40 million, respectively; and $174 million and $133 million for the nine months ended September 30, 2009 and September 30, 2008 respectively. In addition, there are two yearly renewable term agreements which the Company can offer on any life in excess of the Company's maximum limit of retention. The Company is not relieved of its primary obligation to the policyholder as a result of these agreements.

The Company has reinsured a group annuity contract with Prudential Insurance, in consideration for a single premium payment by the Company, providing reinsurance equal to 100% of all payments due under the contract. The Company is not relieved of its primary obligation to the policyholders as a result of this agreement. Reinsurance recoverables related to this agreement were $8 million and $9 million as of September 30, 2009 and December 31, 2008, respectively. Benefits ceded were less than $1 million for the three months and were $1 million for the nine months ended September 30, 2009 and September 30, 2008.

Pruco Re

During 2009, the Company, excluding its subsidiaries, entered into new reinsurance agreements with an affiliate as part of its risk management and capital management strategies. Effective June 30, 2009, the Company entered into a coinsurance agreement with Pruco Re providing for the 100% reinsurance of its Highest Daily Lifetime 7 Plus ("HD7 Plus") and Spousal Highest Daily Lifetime 7 Plus ("SHD7 Plus")

PRUCO LIFE INSURANCE COMPANY

Notes to Unaudited Interim Consolidated Financial Statements
--------------------------------------------------------------------------------

8. RELATED PARTY TRANSACTIONS (continued)

benefit features sold on certain of its annuities. Fees ceded on this agreement, for the three and nine months ended September 30, 2009 was $2 million.

During 2008, the Company, excluding its subsidiaries entered into two new reinsurance agreements with an affiliate as part of its risk management and capital management strategies. Effective January 28, 2008, the Company entered into a coinsurance agreement with Pruco Re providing for the 100% reinsurance of its HD7 and SHD7 benefit feature sold on certain of its annuities. Fees ceded on this agreement, for the three months ended September 30, 2009 and September 30, 2008 were $3.0 million and $1.4 million, respectively; and $8.3 million and $2.3 million for the nine months ended September 30, 2009 and September 30, 2008, respectively.

Effective January 28, 2008, the Company, excluding its subsidiaries entered into a coinsurance agreement with Pruco Re providing for the 100% reinsurance of its HD GRO benefit feature sold on certain of its annuities. Fees ceded on this agreement, for the three months ended September 30, 2009 and September 30, 2008 were less than $1 million, for the nine months ended September 30, 2009 and September 30, 2008.

The Company reinsures 100% of the risk on its Lifetime Five ("LT5"), Highest Daily Lifetime Five benefit ("HDLT5") and Spousal Lifetime Five benefit ("SLT5") feature sold on certain of its annuities through an automatic coinsurance agreement with Pruco Re. Fees ceded on the LT5 agreement, for the three months ended September 30, 2009 and September 30, 2008 were $3.6 million and $4.2 million, respectively; and $9.9 million and $13.1 million for the nine months ended September 30, 2009 and September 30, 2008, respectively.

Effective November 20, 2006, the Company entered into a new coinsurance agreement with Pruco Re providing for the 100% reinsurance of its Highest Daily Lifetime Five benefit ("HDLT5") feature. Fees ceded on this agreement, for the three months ended September 30, 2009 and September 30, 2008 were $1.2 million and $1.3 million, respectively; and $3.6 million and $4.2 million for the nine months ended September 30, 2009 and September 30, 2008, respectively.

Effective March 20, 2006, the Company entered into a new coinsurance agreement with Pruco Re providing for the 100% reinsurance of its Spousal Lifetime Five benefit ("SLT5") feature. Fees ceded on this agreement, for the three months ended September 30, 2009 and September 30, 2008 were $0.5 million and $0.6 million, respectively; and $1.5 million and $2.0 million for the nine months ended September 30, 2009 and September 30, 2008, respectively.

Taiwan branch reinsurance agreement

On January 31, 2001, the Company, excluding its subsidiaries transferred all of its assets and liabilities associated with the Company's Taiwan branch including Taiwan's insurance book of business to an affiliated Company, Prudential Life Insurance Company of Taiwan Inc. ("Prudential of Taiwan"), a wholly owned subsidiary of Prudential Financial.

The mechanism used to transfer this block of business in Taiwan is referred to as a "full acquisition and assumption" transaction. Under this mechanism, the Company is jointly liable with Prudential of Taiwan for two years from the giving of notice to all obligees for all matured obligations and for two years after the maturity date of not-yet-matured obligations. Prudential of Taiwan is also contractually liable, under indemnification provisions of the transaction, for any liabilities that may be asserted against the Company.

The transfer of the insurance related assets and liabilities was accounted for as a long-duration coinsurance transaction under U.S.GAAP. Under this accounting treatment, the insurance related liabilities remain on the books of the Company and an offsetting reinsurance recoverable is established.

Affiliated premiums ceded for the three months ended September 30, 2009 and September 30, 2008 to Prudential of Taiwan under this agreement were $19 million and $7 million, respectively; and $53 million and $56 million for the nine months ended September 30, 2009 and September 30, 2008, respectively. Affiliated benefits ceded for the three months ended September 30, 2009 and September 30, 2008 were $4 million and $14 million and $9 million for the nine months ended September 30, 2009 and September 30, 2008, respectively.

Reinsurance recoverables related to this agreement were $763 million and $701 million at September 30, 2009 and December 31, 2008, respectively.

PRUCO LIFE INSURANCE COMPANY

Notes to Unaudited Interim Consolidated Financial Statements
--------------------------------------------------------------------------------

8. RELATED PARTY TRANSACTIONS (continued)

Debt Agreements

The Company has an agreement with Prudential Funding, LLC, a wholly owned subsidiary of Prudential Insurance, which allows the Company to borrow funds for working capital and liquidity needs. The borrowings under this agreement are limited to $600 million. The Company had no debt outstanding to Prudential Funding, LLC as of September 30, 2009 and September 30, 2008. Interest expense related to this debt was less than $1 million for the three months and nine months ended September 30, 2009 and September 30, 2008. The related interest was charged at a variable rate ranging from 3.05% to 7.05% for 2009 and 2.06% to 4.31% for 2008.

Derivative Trades

In the ordinary course of business, the Company enters into over-the-counter ("OTC") derivative contracts with an affiliate, Prudential Global Funding, LLC. For these OTC derivative contracts, Prudential Global Funding, LLC manages credit risk by entering into derivative transactions with major international financial institutions and other creditworthy counterparties and by obtaining collateral where appropriate. Additionally, limits are set on a single party credit exposures which are subject to periodic management review.

                                     PART C

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a) FINANCIAL STATEMENTS

(1) Financial Statements of the subaccounts of Pruco Life Flexible Premium Variable Annuity Account (Registrant) consisting of the Statements of Net Assets as of December 31, 2008; the Statements of Operations for the period ended December 31, 2008; the Statements of Changes in Net Assets for the periods ended December 31, 2008 and December 31, 2007; and the Notes relating thereto appear in the Statement of Additional Information (Part B of the Registration Statement).

(2) Financial Statements of Pruco Life (Depositor) consisting of the Statements of Financial Position as of December 31, 2008 and 2007; and the Related Statements of Operations, Changes in Stockholder's Equity and Cash Flows for the years ended December 31, 2008, 2007 and 2006; and the Notes to the Financial Statements appear in the Statement of Additional Information (Part B of the Registration Statement).

(3) Financial Statements of Pruco Life (Depositor) consisting of Unaudited Interim Consolidated Statements of Financial Position, as of September 30, 2009 and December 31, 2008; Unaudited Interim Consolidated Statements of Equity, nine months ended September 30, 2009 and 2008; and Unaudited Interim Consolidated Statements of Cash Flows, nine months ended September 30, 2009. (Part B of the Registration Statement).

(b) Exhibits are attached as indicated (all previously filed exhibits, as noted below, are incorporated herein by reference).

(1) Resolution of the Board of Directors of Pruco Life Insurance Company establishing the Pruco Life Flexible Premium Variable Annuity Account (Note 3)

(2) Agreements for custody of securities and similar investments--Not
Applicable.

(3) (a) Distribution and Underwriting Agreement between Prudential Annuities Distributors, Inc. "PAD" (Underwriter) and Pruco Life Insurance Company (Depositor). (Note 6)

(b) Form of Affiliated Insurer Amendment to Selling Agreement. (Note 10)

(4) (a) Form of Advisor Series certificate issued under annuity contract (including (schedule pages for each C and RIA) P-CR/IND (2/10). (Note 9)

(b) Form of Return of Adjusted Purchase Payments Death Benefit Rider P-RID-ROP (02/10). (Note 9)

(c) Form of Return of Adjusted Purchase Payments Death Benefit Schedule Rider P-SCH-ROP (02/10). (Note 9)

(d) Form of Highest Anniversary Value Death Benefit Rider P-RID-HAV (02/10). (Note 9)

(e) Form of Highest Anniversary Value Death Benefit Schedule Supplement P-SCH-HAV (02/10). (Note 9)

(f) Form of Individual Retirement Annuity Endorsement P-END-IRA (02/10). (Note
9)

(g) Form of Roth Individual Retirement Annuity Endorsement P-END-ROTH (02/10). (Note 9)

(h) Form of Beneficiary Individual Retirement Annuity Endorsement P-END-IRABEN (02/10). (Note 9)

(i) Form of Beneficiary Roth Individual Retirement Annuity Endorsement P-END-ROTHBEN (02/10). (Note 9)

(j) Form of Highest Daily Lifetime 6 Plus Benefit Rider (P-RID-HD6-NY (02/10) (Note 9)

(k) Form of Highest Daily Lifetime 6 Plus Schedule (P-SCH-HD6-NY (02/10)) (Note
9)

(l) Form of Highest Daily Lifetime 6 Plus with LIA Benefit Rider
(P-RID-HD6-LIA-(02/10) (Note 9)

(m) Form of Highest Daily Lifetime 6 Plus with LIA Schedule
(P-SCH-HD6-LIA-(02/10)) (Note 9)

(n) Form of Highest Daily GRO II Benefit rider (P-RID-HD GRO-11/09) (Note 7)

(o) Form of Highest Daily GRO II Benefit SCHEDULE (P-SCH-HD GRO-11/09) (Note 7)

(p) Form of Gro Plus II benefit rider (P-RID-GRO (02/10). (Note 9)

(q) Form of Gro Plus II benefit schedule (P-SCH-GRO (02/10). (Note 9)

(5) (a) Form of Application form for the Contract P-VAA (02/10). (Note 1)

(b) Form of Application form for the Contract P-IBVAA (02/10). (Note 1)

(6) (a) Articles of Incorporation of Pruco Life Insurance Company, as amended (Note 5)

(b) By-laws of Pruco Life Insurance Company, as amended through May 6, 1997. (Note 4)

(7) Copy of reinsurance contract in connection with Variable Annuity Contracts - Not Applicable

(8) Other material contracts performed in whole or in part after the date the registration statement is filed:

(a) Copy of AST Fund Participation Agreement. (Note 10)

(b) Copy of Franklin Templeton Fund Participation Agreement. (Note 10)

(c) Copy of ProFunds Fund Participation Agreement. (Note 1)

(b) Sample Rule 22C-2 Agreement. (Note 8)

(9) Opinion of Counsel. (Note 2)

(10) Written Consent of Independent Registered Public Accounting Firm. (Note 1).

(11) All financial statements omitted from Item 23, Financial Statements--Not Applicable.

(12) Agreements in consideration for providing initial capital between or among Registrant, Depositor, Underwriter, or initial Contract owners--Not Applicable.

(13) Powers of Attorney.

(a) James J. Avery Jr., Helen M. Galt, C. Bernard J. Jacob, Scott D. Kaplan, Tucker I. Marr, Scott G. Sleyster, Stephen Pelletier (Note 2)

(Note 1) Filed herewith.

(Note 2) Incorporated by reference to Form N-4, Registration No. 333-162680, filed October 26, 2009 on behalf of Pruco Life Flexible Premium Variable Annuity Account.

(Note 3) Incorporated by reference to Form N-4, Registration No. 033-61125, filed July 19, 1995 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.

(Note 4) Incorporated by reference to Post-Effective Amendment No. 9, Form N-4, Registration No. 333-130989, filed December 18, 2007 on behalf of Pruco Life Flexible Premium Variable Annuity Account.

(Note 5) Incorporated by reference to Form 10-Q, as filed August 15, 1997, on behalf of Pruco Life Insurance Company.

(Note 6) Incorporated by reference to Form N-4, Registration No. 333-06701, filed June 24, 1996 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.

(Note 7) Incorporated by reference to Post-Effective Amendment No. 23 to Registration No. 333-130989, filed August 27, 2009 on behalf of Pruco Life Flexible Premium Variable Annuity Account.

(Note 8) Incorporated by reference to Post-Effective Amendment No. 3 to Registration No. 333-130989, filed April 19, 2007 on behalf of Pruco Life Flexible Premium Variable Annuity Account.

(Note 9) Incorporated by reference to Initial Registration No. 333-162673, filed October 26, 2009 on behalf of Pruco Life Flexible Premium Variable Annuity Account.

(Note 10) Incorporated by reference to Pre-effective Amendment No. 1, Form N-4, Registration No. 333-162673, filed February 3, 2010 on behalf of Pruco Life Flexible Premium Variable Annuity Account.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR (ENGAGED DIRECTLY OR INDIRECTLY in Registrant's variable annuity business):

The directors and officers of Pruco Life are listed below:

Name and Principal Business Address         Position and Offices with Depositor
-----------------------------------         -----------------------------------
James J. Avery, Jr                          Director
213 Washington Street
Newark, NJ 07102-2992

Thomas C. Castano                           Chief Legal Officer and Secretary
213 Washington Street
Newark, NJ 07102-2992

Robert Falzon                               Treasurer
213 Washington Street
Newark, NJ 07102-2992

Helen M. Galt                               Director
213 Washington Street
Newark, NJ 07102-2992

Phillip J. Grigg                            Chief Actuary
213 Washington Street
Newark, NJ 07102-2992

Bernard J. Jacob                            Director
213 Washington Street
Newark, NJ 07102-2992

Scott D. Kaplan                             Director, President and Chief
213 Washington Street                       Executive Officer
Newark, NJ 07102-2992

Tucker I. Marr                              Chief Financial Officer and Chief
213 Washington Street                       Accounting Officer
Newark, NJ 07102-2992

James M. O'Connor                           Senior Vice President and Actuary
200 Wood Avenue South
Iselin, NJ 08830-2706

Stephen Pelletier                           Director
One Corporate Drive
Shelton, CT 06484

Scott D. Sleyster                           Director
213 Washington Street
Newark, NJ 07102-2992

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Registrant separate account may be deemed to be under common control (or where indicated, identical to) the following separate accounts that are sponsored either by the depositor or an insurer that is an affiliate of the depositor: The Prudential Discovery Premier Group Variable Contract Account, The Prudential Variable Appreciable Account, The Prudential Individual Variable Contract Account, The Prudential Variable Contract Account GI-2, The Prudential Qualified Individual Variable Contract Account, The Prudential Variable Contract Account-24, The Prudential Discovery Select Group Variable Annuity Contract Account (separate accounts of Prudential); the Pruco Life PRUvider Variable Appreciable Account; the Pruco Life Variable Universal Account, the Pruco Life Variable Insurance Account, the Pruco Life Variable Appreciable Account, the Pruco Life Single Premium Variable Life Account, the Pruco Life Single Premium Variable Annuity Account; the Pruco Life of New Jersey Flexible Premium Variable Annuity Account; the Pruco Life of New Jersey Variable Insurance Account, the Pruco Life of New Jersey Variable Appreciable Account, the Pruco Life of New Jersey Single Premium Variable Life Account, and the Pruco Life of New Jersey Single Premium Variable Annuity Account. Pruco Life, a life insurance company organized under the laws of Arizona, is a direct wholly-owned subsidiary of The Prudential Insurance Company of America and an indirect wholly-owned subsidiary of Prudential Financial, Inc. Pruco Life of New Jersey, a life insurance company organized under the laws of New Jersey, is a direct wholly-owned subsidiary of Pruco Life, and an indirect wholly-owned subsidiary of Prudential Financial, Inc.

The subsidiaries of Prudential Financial Inc. ("PFI") are listed under Exhibit
21.1 of the Annual Report on Form 10-K of PFI (Registration No. 001-16707), filed on February 27, 2009, the text of which is hereby incorporated by reference. In addition to those subsidiaries, Prudential holds all of the voting securities of Prudential's Gibraltar Fund, Inc., a Maryland corporation, in three of its separate accounts. Prudential's Gibraltar Fund, Inc. is registered as an open-end, diversified, management investment company under the Investment Company Act of 1940 (the "Act"). The separate accounts listed above are registered as unit investment trusts under the Act. Registrant may also be deemed to be under common control with The Prudential Variable Contract Account-2, The Prudential Variable Contract Account-10, and The Prudential Variable Account Contract Account-11, (separate accounts of The Prudential Insurance Company of America which are registered as open-end, diversified management investment companies).

ITEM 27. NUMBER OF CONTRACT OWNERS: NOT APPLICABLE.

ITEM 28. INDEMNIFICATION

The Registrant, in conjunction with certain of its affiliates, maintains insurance on behalf of any person who is or was a trustee, director, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as a trustee, director, officer, employee or agent of such other affiliated trust or corporation, against any liability asserted against and incurred by him or her arising out of his or her position with such trust or corporation.

Arizona, the state of organization of Pruco Life Insurance Company ("Pruco"), permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of Arizona law permitting indemnification can be found in Section 10-850 et. seq. of the Arizona Statutes Annotated. The text of Pruco's By-law, Article VIII, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit 3(ii) to its form 10-Q filed August 15, 1997.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

(a) Prudential Annuities Distributors, Inc. (PAD)

PAD serves as principal underwriter for variable annuities issued by each of Pruco Life Insurance Company, Pruco Life Insurance Company of New Jersey, and Prudential Annuities Life Assurance Corporation. Each of those insurers is part of Prudential Annuities, a business unit of Prudential Financial, that primarily issues individual variable annuity contracts. The separate accounts of those insurance companies, through which the bulk of the variable annuities are issued, are the Pruco Life Flexible Premium Variable Annuity Account, the Pruco Life of New Jersey Flexible Premium Variable Annuity Account, and Prudential Annuities Life Assurance Corporation Variable Account B.

(b) Information concerning the directors and officers of PAD is set forth below:

                                   POSITIONS AND OFFICES WITH
NAME                                       UNDERWRITER
----                               ---------------------------
Timothy S. Cronin                  Senior Vice President
One Corporate Drive
Shelton, Connecticut 06484

Thomas J. Diemer                   Director
213 Washington Street
Newark, New Jersey 07102-2917

John T. Doscher                    Senior Vice President and Chief
751 Broad Street                   Compliance Officer
Newark, New Jersey 07102-3714

Bruce Ferris                       Executive Vice President and
One Corporate Drive                Director
Shelton, Connecticut 06484

George M. Gannon                   President, Chief Executive
2101 Welsh Road                    Officer, Director and Chief
Dresher, Pennsylvania 19025-5001   Operations Officer

Brian Giantonio                    Vice President, Secretary and
One Corporate Drive                Chief Legal Officer
Shelton, Connecticut 06484

Jacob M. Herschler                 Senior Vice President and
One Corporate Drive                Director
Shelton, Connecticut 06484

Margaret R. Horn                   Chief Financial Officer
213 Washington Street
Newark, New Jersey 07102-2917

Steven P. Marenakos                Senior Vice President and
One Corporate Drive                Director
Shelton, Connecticut 06484

Robert F. O'Donnell                Senior Vice President and
One Corporate Drive                Director
Shelton, Connecticut 06484

Yvonne Rocco                       Senior Vice President
213 Washington Street
Newark, New Jersey 07102-2992

(c) Commissions received by PAD during 2009 with respect to annuities issued through the registrant separate account.

                                          Net Underwriting
                                            Discounts and   Compensation on   Brokerage
Name of Principal Underwriter                Commissions      Redemption     Commissions  Compensation
-----------------------------             ----------------  ---------------  -----------  ------------
Prudential Annuities Distributors, Inc*.    $231,193,283          $-0-          $-0-           $-0-

----------
*    PAD did not retain any of these commissions.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

All accounts, books or other documents required to be maintained by Section 31
(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Registrant through The Prudential Insurance Company of America, at its offices in Shelton, Connecticut and Fort Washington, Pennsylvania.

ITEM 31. MANAGEMENT SERVICES

Summary of any contract not discussed in Part A or Part B of the registration statement under which management-related services are provided to the Registrant--Not Applicable.

ITEM 32. UNDERTAKINGS

(a) Registrant undertakes to file a post-effective amendment to this Registrant Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a statement of additional information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a statement of additional information.

(c) Registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form promptly upon written or oral request.

(d) Restrictions on withdrawal under Section 403(b) Contracts are imposed in reliance upon, and in compliance with, a no-action letter issued by the Chief of the Office of Insurance Products and Legal Compliance of the U.S. Securities and Exchange Commission to the American Council of Life Insurance on November 28, 1988.

(e) Pruco Life hereby represents that the fees and charges deducted under the contracts described in this Registration Statement are in the aggregate reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Pruco Life.

                                   SIGNATURES

Pursuant to the requirements of Securities Act of 1933 and the Investment Company Act of 1940, the Registrant and the Depositor have duly caused this registration statement to be signed on their behalf in the City of Newark and the State of New Jersey on this 3rd day of February, 2010.

            THE PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                                   REGISTRANT

                         BY PRUCO LIFE INSURANCE COMPANY
                                    DEPOSITOR


/s/ Thomas C. Castano                      /s/ Scott D. Kaplan
-------------------------------------      -------------------------------------
Thomas C. Castano                          Scott D. Kaplan
Chief Legal Officer and Secretary          President and Chief Executive Officer

                                   SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated on behalf of the Depositor.

                               Signature and Title


*
----------------------------------
JAMES J. AVERY JR.
DIRECTOR
                                                 Date: February 3, 2010

*                                           *By: /s/ Thomas C. Castano
----------------------------------               -------------------------------
SCOTT D. KAPLAN                                  THOMAS C. CASTANO
DIRECTOR                                         CORPORATE COUNSEL


*
----------------------------------
TUCKER I. MARR
CHIEF ACCOUNTING OFFICER


*
----------------------------------
BERNARD J. JACOB
DIRECTOR


*
----------------------------------
SCOTT G. SLEYSTER
DIRECTOR


*
----------------------------------
HELEN M. GALT
DIRECTOR


*
----------------------------------
STEPHEN PELLETIER
DIRECTOR

                                    EXHIBITS

(5) (a) Form of Application form for the Contract P-VAA (02/10).

(b)     Form of Application form for the Contract P-IBVAA (02/10).

(8) (c) Copy of ProFunds Fund Participation Agreement.

(10)    Written Consent of Independent Registered Public Accounting Firm.